Form 20-F
period 2002-03-31
INTERNATIONAL POWER PLC
filed 2002-04-30
CIK 937293

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F
(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001 OR

|_|  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934 For the transition period from               to
                                                         -------------
------------

                         Commission file number: 1-13644
                          -----------------------------

                             INTERNATIONAL POWER PLC


             (Exact Name of Registrant as Specified in its Charter)

                                England and Wales
                 (Jurisdiction of Incorporation or Organization)
        Senator House, 85 Queen Victoria Street, London EC4V 4DP, England
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

          Title of each class                                          Name of each exchange on which registered
----------------------------------------------------------------------------------------------------------------
Ordinary shares of 50p each                                                      New York Stock Exchange*
American Depositary Shares each of which represents                              New York Stock Exchange
ten ordinary shares

* Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
                          -----------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

   Ordinary Shares of 50p each                  1,117,558,463

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

|X| Yes                                         |_| No

Indicate by check mark which financial statement item the registrant has elected to follow.

|_| Item 17                                     |X| Item 18


                                TABLE OF CONTENTS

Item 1.  Identity of Directors, Senior Management and Advisors.......................................4
Item 2.  Offer Statistics and Expected Timetable.....................................................4
Item 3.  Key Information                                                                             5
Item 4.  Information on the Company.................................................................17
Item 5.  Operating and Financial Review and Prospects...............................................31
Item 6.  Directors, Senior Management and Employees.................................................51
Item 7.  Major Shareholders and Related Party Transactions..........................................63
Item 8.  Financial Information......................................................................66
Item 9.  The Offer and Listing......................................................................67
Item 10. Additional Information.....................................................................69
Item 11. Quantitative and Qualitative Disclosures About Market Risk.................................83
Item 12. Description of Securities Other Than Equity Securities.....................................83
Item 13. Defaults, Dividend Arrearages and Delinquencies............................................84
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds...............84
Item 15. [Reserved]                                                                                 84
Item 16. [Reserved]                                                                                 84
Item 17  Financial Statements.......................................................................85
Item 18. Financial Statements.......................................................................85
Item 19. Exhibits                                                                                   86


                       WHERE YOU CAN FIND MORE INFORMATION

We file annual reports with and furnish other information to the Securities and Exchange Commission, or SEC, from time to time. You may read and copy any document filed or finished by us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, because the American Depositary Shares representing our ordinary shares, which we refer to as ADSs, are listed on the New York Stock Exchange, reports and other information concerning us can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Pursuant to the indenture governing our 2% Senior Convertible Notes due 2005, we have agreed to furnish to the SEC quarterly financial information. Such quarterly information will be furnished to the SEC within 90 days following the end of each of our first three fiscal quarters. We have also agreed to file our annual report on Form 20-F with the SEC within 120 days following the end of each fiscal year for so long as those Notes remain outstanding. Certain of these documents are also available at the International Power website at www.ipplc.com. The information on our website is not a part of this annual report.


                           FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, the Securities Act, and
Section 21E of the Securities Exchange Act of 1934, as amended, the Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us and the markets within which we operate, including, among other things:

o    general economic and business conditions;

o our management's ability to define appropriate objectives and develop appropriate business strategies;

o    changes in those objectives and business strategies;

o    our future capital expenditure and investments;

o the existence of competitors, technological changes and developments in our industry;

o    changes in the regulatory environment; and

o our ability to hire and retain staff with the requisite qualifications and technical skills.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report may not occur. No one undertakes any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or other circumstances occurring after the date of this annual report.

                                     PART I

Item 1.                 Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2.                 Offer Statistics and Expected Timetable

Not Applicable

Item 3.                 Key Information

Selected Financial Data

            The selected financial information set forth below has been derived from our audited consolidated financial statements and the notes thereto set forth in "Item 18. Financial Statements". Prior to 2 October 2000, we were incorporated under the name National Power PLC. On 2 October 2000, we demerged substantially all of our UK businesses into Innogy Holdings plc, or "Innogy". Because the businesses demerged into Innogy represented a substantial proportion of our total turnover and operating profit prior to the demerger, the selected financial information set forth below does not reflect our financial condition or results of operations as they would have been had we operated as a separate entity during the periods presented. We urge you to read "Item 5. Operating and Financial Review and Prospects", and "Item 18. Financial Statements" for further information regarding the businesses transferred to Innogy and our ongoing business for such periods. In addition, during 2000, we changed our financial year end from 31 March to 31 December. Consequently, our first financial period to 31 December is comprised of the nine months ended 31 December 2000. As a result, this period is not comparable with other periods presented in this annual report.

            Our consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a reconciliation of our profit on ordinary activities and net assets under UK GAAP to US GAAP and a discussion of the principal differences between UK GAAP and US GAAP applicable to us, see note 35 to our consolidated financial statements.

     Profit and loss data for the total Group, including its continuing and discontinued activities:


                                                           Financial year
                                                                ended      9 months ended
                                                             31 December    31 December       Financial year ended 31 March
                                                           -------------------------------------------------------------------------
                                                                  2001          2000         2000          1999             1998
                                                           --------------- ------------- ----------------- ------------ ------------
                                                                         ((pound)in millions, except per share data)

UK GAAP - Group
Turnover: Group and share of joint ventures and associates        1,103         2,340        4,421         3,672             3,841
Less: share of joint ventures and associates' turnover...         (546)         (483)        (670)         (663)             (487)
                                                           --------------- ------------- ------------ ------------- ----------------

     Group turnover.......................................          557         1,857        3,751         3,009             3,354

Operating costs - ordinary................................        (392)       (1,680)      (3,185)       (2,348)           (2,582)
Operating costs - exceptional.............................          (2)         (227)      (1,393)             -                11
                                                           --------------- ------------- ------------ ------------- ----------------

     Operating profit/(loss)..............................          163          (50)        (827)           661               783

Share of operating profit of associates and joint ventures          161           110          140            81               129
Non-operating exceptional items...........................           32         (105)        1,296             -                 -
Net interest payable and similar charges - ordinary.......        (123)         (111)        (192)         (171)             (173)
Net interest payable and similar charges - exceptional....         (29)             -            -             -                 -
                                                           --------------- ------------- ------------ ------------- ----------------

     Profit/(loss) on ordinary activities before taxation.          204         (156)          417           571               739
Taxation..................................................         (58)          (21)         (17)          (99)             (404)
                                                           --------------- ------------- ------------ ------------- ----------------

     Profit/(loss) after taxation.........................          146         (177)          400           472               335
Minority interests........................................          (2)           (4)           34             1                 -
                                                           --------------- ------------- ------------ ------------- ----------------


     Profit/(loss) for the financial period...............          144         (181)          434           473               335

Ordinary dividends........................................            -             -        (175)         (354)             (329)
Demerger dividend.........................................            -         (392)            -             -                 -
                                                           --------------- ------------- ------------ ------------- ----------------

     Retained profit/(loss)...............................          144         (573)          259           119                 6
                                                           =============== ============= ============ ============= ================

Basic earnings per share:
Basic excluding exceptional items.........................        12.8p         13.5p        38.0p         38.3p             48.5p
Attributable to exceptional items.........................         0.1p       (29.7)p       (2.3)p             -           (21.0)p
Basic including exceptional items.........................        12.9p       (16.2)p        35.7p         38.3p             27.5p
Diluted earnings per share................................        12.6p       (16.2)p        35.6p         38.2p             27.4p
Dividends per share.......................................            -             -        15.0p         28.6p             27.0p


     Selected profit and loss account data for continuing operations of International Power (i.e. excluding Innogy, which was demerged from the Group on 30 September 2000) for all periods presented.


                                                              Financial year
                                                                    ended    9 months ended
                                                                  31 December 31 December        Financial year ended 31 March
                                                           -------------------------------------------------------------------------
                                                                     2001       2000          2000          1999             1998
                                                           ---------------- ----------- ------------ ------------- -----------------
                                                                                   ((pound)in millions, except per share data)
UK GAAP - Continuing
Turnover: Group and share of joint ventures and associates.         1,103         762         1,021         1,034             809
Less: share of joint ventures and associates' turnover....          (546)       (478)         (664)         (657)           (485)
                                                           ---------------- ----------- ------------- ------------- ---------------

     Group turnover........................................           557         284           357           377             324

Operating costs - ordinary.................................         (392)       (225)         (303)         (356)           (286)
Operating costs - exceptional..............................           (2)           -         (320)             -              11
                                                           ---------------- ----------- ------------- ------------- ---------------

     Operating profit/(loss)...............................           163          59         (266)            21              49

Share of operating profit of associates and joint ventures.           161         108           137            76             129
Non-operating exceptional items............................            32        (99)          (14)             -               -
Net interest payable and similar charges - ordinary........         (123)        (81)          (96)          (85)           (128)
Net interest payable and similar charges - exceptional.....          (29)           -             -             -               -
                                                           ---------------- ----------- ------------- ------------- ---------------

     Profit/(loss) on ordinary activities before taxation..           204        (13)         (239)            12              50
Taxation...................................................          (58)        (21)          (58)            34           (242)
                                                           ---------------- ----------- ------------- ------------- ---------------

     Profit/(loss) after taxation..........................           146        (34)         (297)            46           (192)
Minority interests.........................................           (2)         (4)            34             1               -
                                                           ---------------- ----------- ------------- ------------- ---------------

     Profit/(loss) for the financial period................           144        (38)         (263)            47           (192)

Ordinary dividends.........................................             -           -         (175)         (354)           (329)
Demerger dividend..........................................             -       (392)             -             -               -
                                                           ---------------- ----------- ------------- ------------- ---------------

     Retained profit/(loss)................................           144       (430)         (438)         (307)           (521)
                                                           ================ =========== ============= ============= ===============

Basic earnings per share:
Basic excluding exceptional items..........................         12.8p        5.5p          3.0p          3.8p         (16.6)p
Attributable to exceptional items..........................          0.1p      (8.9)p       (24.6)p             -            0.8p
Basic including exceptional items..........................         12.9p      (3.4)p       (21.6)p          3.8p         (15.8)p
Diluted earnings per share.................................         12.6p      (3.4)p       (21.6)p          3.8p         (15.7)p
Dividends per share........................................             -           -         15.0p         28.6p           27.0p


     Balance Sheet data for the total Group, which include the assets and liabilities of Innogy in the three years to 31 March 2000.

                                                      As at
                                                   31 December                       As at 31 March
                                            --------------------------- ------------------------------------------
                                               2001          2000           2000         1999           1998
                                            ------------- ------------- --------------------------- --------------


                                                             ((pound)in millions except share data)
Balance Sheet Information:
UK GAAP Data - Group
Total fixed assets..........................      3,137         3,012          4,285        5,027          4,850
                                            ------------- ------------- --------------------------- --------------

Total current assets .......................        826           260          2,828        1,949          1,901
Total current liabilities...................      (615)         (358)        (1,185)      (1,324)        (1,335)
                                            ------------- ------------- --------------------------- --------------
Net current assets/(liabilities)............        211          (98)          1,643          625            566
                                            ------------- ------------- --------------------------- --------------

                                            ------------- ------------- --------------------------- --------------
Total assets................................      3,963         3,272          7,113        6,976          6,751
                                            ------------- ------------- --------------------------- --------------

Total assets less current liabilities.......      3,348         2,914          5,928        5,652          5,416
Total long-term liabilities and provisions..    (1,496)       (1,179)        (3,536)      (3,023)        (2,997)
                                            ------------- ------------- --------------------------- --------------

Net assets employed.........................      1,852         1,735          2,392        2,629          2,419
                                            ============= ============= =========================== ==============

Capital stock (excluding long-term debt and
 redeemable preferred stock)...............         559           559            558          620            610
Other capital and reserves..................      1,266         1,124          1,725        1,867          1,674
                                            ------------- ------------- --------------------------- --------------

Shareholders' funds - equity ...............      1,825         1,683          2,283        2,487          2,284
Minority interest - equity..................         27            52            109          142            135
                                            ------------- ------------- --------------------------- --------------

Total equity................................      1,852         1,735          2,392        2,629          2,419
                                            ============= ============= =========================== ==============

Issued and fully paid ordinary shares
 (millions of shares).......................      1,118         1,117          1,116        1,239          1,220



                                              As at and     As at and for
                                               for the       the 9 months
                                              financial        ended 31
                                             year ended      December(1)                   As at and for the
                                              December                              financial year ended 31 March(1)
                                                                             ------------------------------------------------
                                            --------------- ----------------
                                                2001             2000            2000             1999            1998
                                            --------------- ---------------- --------------- ---------------- ---------------
                                                                 ((pound)in millions except per share data)
US GAAP Data - Group(2)
Shareholder' funds-equity...................        1,793            1,675           3,084            2,361           2,150
Net income/(loss)(3)........................           30            (186)           1,495              466             318
Basic earnings per share....................         2.6p          (16.7)p          124.2p            38.6p           26.1p
Diluted earnings per share..................         2.6p          (16.6)p          124.1p            38.5p           26.1p


Note:

(1) The US GAAP profit and loss account data includes the results of Innogy for all periods presented through 30 September 2000, the effective date of the demerger.

(2) The main differences between UK and US GAAP, which are relevant to our consolidated profit and loss accounts and balance sheets, are described in note 35 of our consolidated financial statements.

(3) Profit attributable to ordinary shareholders is stated after the cumulative effect of accounting policy changes. Accounting changes gave rise to a profit and loss account charge of (pound)10 million in the financial year 31 March 1999 and (pound)16 million in the financial year 31 March 2000 and (pound)1 million credit in the year ended 31 December 2001. These are described in note 35 of our consolidated financial statements.

Exchange Rate Information

     The tables below provide, for the periods indicated, the period end, average, high and low exchange rates between the pound and the dollar, expressed in dollars per pound, based on the noon buying rates. The average rates for each period reflect the average of the noon buying rates on the last business day of each month during the relevant period. On 24 April 2002, the noon buying rate was $1.4480 = (pound)1.00.


                                                    High                 Low            Average Rate          End of Period
                                            --------------------- ------------------ -------------------- -----------------------
                                                                            (dollars per pound)

Year ended 31 December 2001.................       1.5045              1.3730              1.4382                 1.4543
9 months ended 31 December 2000.............       1.5980              1.4005              1.4845                 1.4955
Year ended 31 March 2000....................       1.6765              1.5515              1.6084                 1.5922
Year ended 31 March 1999....................       1.7222              1.6027              1.6521                 1.6140
Year ended 31 March 1998....................       1.7035              1.5825              1.6485                 1.6765


     The table below sets forth the high and low exchange rates between the pound and the dollar expressed in dollars per pound, for the six months ended 31 March 2002.

                                                                     High                 Low
                                                             --------------------- ------------------
                                                                       (dollars per pound)

2002
March......................................................         1.4287              1.4146
February...................................................         1.4322              1.4117
January....................................................         1.4488              1.4074

2001
December...................................................         1.4588              1.4164
November...................................................         1.4650              1.4095
October....................................................         1.4795              1.4214


Risk Factors

We set forth below the major risks faced by the business.

Prior to the demerger, we did not operate as a separate entity and, as a result, our historical consolidated financial statements may not be indicative of our financial condition or future financial performance

     The consolidated financial statements included elsewhere in this annual report include our results of operations prior to the demerger in October 2000. At that time, we demerged substantially all our UK generating business into Innogy Holdings plc, or Innogy. Consequently, our consolidated financial statements do not reflect our financial condition, results of operations and cash flows as they would have been had we operated as a separate entity during the periods prior to demerger. Accordingly, they may not be indicative of our future financial performance.

Our power project development and acquisition activities may not be successful due to potential substantial regulatory approvals and initial development costs and we may not recover incurred costs for such activities

     Our ability to expand our business depends on our ability to develop projects or acquire assets. The development and acquisition of power generation facilities can be time-consuming and highly complex.

     In connection with the development of a power generation facility, we must generally obtain governmental permits and approvals, land purchase or leasing agreements, equipment procurement and construction contracts, operation and maintenance agreements, fuel supply and transportation agreements, off-take arrangements and sufficient equity capital and debt financing.

     The acquisition of assets may entail substantial regulatory approvals, overcoming local opposition (if any), obtaining the necessary environmental and other permits and financing commitments and a significant amount of due diligence.

     We may not be successful in resolving or addressing any of these matters or in doing so on a timely basis. Although we will actively manage the costs involved in the preliminary steps in the development of a project or the acquisition of assets, the preparation involved in determining whether a project is feasible, economically attractive or capable of financing may require us to expend significant sums. If we are unable to complete the contemplated project, these incurred costs may not be recoverable. We believe that our exposure to such costs is greater in respect of the development of power generation facilities on greenfield sites than in respect of acquisitions by us of existing power generation facilities.

Because we own a minority interest in some of our project investments, we cannot exercise complete control over their operations and may be dependent on our co-venturers to construct and operate such products

     We have limited control over the development, construction, acquisition or operation of those project investments in which we own only a minority interest. Although we seek to exert a degree of influence with respect to the management and operation of such projects by negotiating to obtain positions on management committees or rights to veto significant actions, we may not always succeed in such negotiations. We may, therefore, be dependent on our co-venturers to construct and operate such projects, who may lack the necessary attributes. We may also have to rely on their approval to receive distributions of funds from projects or to transfer our interest in projects.

Financing for new facilities may not be available to us on acceptable terms in the future

     We have financed our existing power generation facilities from a variety of sources, including corporate debt and limited recourse project financing. Based on our balance sheet at 31 December 2001, we had (pound)897 million of indebtedness. A significant portion of our indebtedness is limited recourse project financing, which is structured to be fully paid out of cash flow provided by the facility or facilities. In the event of a default under a financing agreement which we do not cure, the lenders would generally have rights to the facility and any related assets. In the event of foreclosure after a default, we might not retain any interest in the facility.

     While we intend to utilise limited recourse financing when appropriate, market conditions and other factors may prevent similar financing for future facilities. We do not believe our existing limited recourse financing will significantly affect our ability to continue to borrow funds in the future in order to finance new facilities. However, it is possible that we may be unable to obtain the financing required to develop our power generation facilities on terms satisfactory to us.

     It has generally not been our practice to guarantee the obligations or indebtedness of our subsidiaries. In very limited circumstances in the past, however, we have guaranteed certain obligations of our subsidiaries and other affiliates. Our lenders may also require us to guarantee the indebtedness for future facilities. This would render our general corporate funds vulnerable in the event of a default by the facility or subsidiary. Additionally, the terms of our financings may restrict our ability to guarantee future debt, which could adversely affect our ability to fund new facilities. The terms of our financings do not limit the ability of our subsidiaries to incur non-recourse or lease financing for investment in new facilities.

     We will also consider the use of corporate debt for future projects. However, it is possible that we may be unable to obtain such debt on terms satisfactory to us.

Our projects under construction may not commence operation as scheduled

     The commencement of operation of a newly constructed power generation facility involves many risks, including:

     o environmental, engineering and construction risks relating to cost overruns, delays and performance;

     o    the breakdown or failure of equipment or processes; and

     o    start-up problems.

     These risks may significantly delay the commencement of operations of such projects. The delay in commencing operating may adversely affect our business performance.

If a project achieves performance below expected levels of output or efficiency or fails to make specified payments under its financing obligations or to meet certain performance levels, we may lose our interest in the project

     New plants have no operating history and may in some cases, for example, in our plants under construction in the US, employ recently developed and technologically complex equipment. Insurance is maintained to protect against the risk of generator failure. In addition, warranties are generally obtained for limited periods relating to the construction of each project and its equipment in varying degrees, and contractors and equipment suppliers are obligated to meet certain performance levels. The insurance, warranties or performance guarantees, however, may not be adequate to cover lost revenues or increased expenses. As a result, a project may be unable to fund principal and interest payments under its financing obligations and may operate at a loss. A default under such a financing obligation could result in our losing our interest in a power generation facility.

     In addition, power sales agreements entered into with an off-taker early in the development phase of a project may entitle the off-taker to terminate the agreement, or to receive liquidated damages if a project fails to achieve commercial operation or certain operating levels by specified dates or fails to make specified payments. In the event a termination right is exercised, the default provisions in a financing agreement may be triggered (rendering such debt immediately due and payable). As a result, the project may be rendered insolvent and we may lose our interest in the project.

Our power generation facilities may experience equipment breakdowns or failures or may otherwise not operate as planned

     The continued operation of power generation facilities involves many risks, including the breakdown or failure of power generation equipment or other equipment or processes and performance below expected levels of output or efficiency. Although from time to time, our power generation facilities have experienced equipment breakdowns or failures, these breakdowns or failures have not had a significant effect on the operation of the facilities or on our results of operations. However, we cannot assure you that future equipment breakdowns or failures may not have a significant effect in the future. In particular, in merchant markets such as the US, Australia and the UK, if we have committed to sell electricity under a contract and we cannot generate that electricity due to mechanical failure, we will have to purchase electricity in the open market to meet our commitments. If the market price is more than our contract price, we will suffer a loss, which, if there is a lot of volatility in the market, may be significant.

Our power generation facilities are subject to varying degrees of unionisation which may disrupt operation

     Our different operations are subject to varying degrees of unionisation. Relationships with unions which are represented in those operations have generally been good, with no recent history of industrial action save for unauthorised strikes by some members of the Hazelwood workforce following unrest at other power stations in Victoria, Australia, in November 2000 and we believe that our relationships with our employees are generally good. However, we cannot assure you that future industrial action may not significantly disrupt our operations in the future.

A significant portion of our projects operate without long-term power purchase agreements and are therefore vulnerable to market forces to determine the price and amount of power they sell

     A significant portion of the projects in which we have an interest do not have long-term power purchase agreements, or PPAs. As "merchant" plants whose output is not committed to be sold under long-term contracts, these projects are subject to market forces to determine the amount and price of power that they sell. If our plants are unsuccessful in selling power in amounts or at prices that are sufficient to meet their costs, they may not be able to generate enough cash to service their own debt or to make distributions to us.

We operate in a very competitive environment, in which market prices for power have been volatile in recent years and we may have difficulties pricing competitively against government controlled competitors or those that have increased capacity from acquisitions

     In recent years, power markets throughout the world have been characterised by new market entrants, regulatory changes and other factors which have contributed to volatile market prices for power and increased competition for individual projects. These changes may continue to increase competitive pressures in the markets in which we operate. Some of our competitors are government controlled. Although many of our government controlled competitors have been privatised or are in the process of privatisation, we may not be able to price competitively against them. In addition, if any of our competitors grow through acquisitions and we are unable to similarly grow, we may have difficulties competing against them. As a result of such growth, they may have increased capacity and may be better positioned to increase their market share by decreasing prices. If competition for new project investment opportunities remains the same or increases, our ability to develop or acquire future projects on economically favourable terms may be impeded.

Our projects are subject to risks of doing business in a global environment against which we may not be fully capable of insuring or otherwise mitigating

     Our international projects are subject to inherent political business and other risks that have the potential to restrict these projects from making dividends or other distributions to us and against which we may not be fully capable of insuring or otherwise mitigating, including uncertainties associated with the following:

     o    currency exchange rates fluctuations;

     o    economic and political instability;

     o    our relationship with government controlled off-takers;

     o    currency repatriation;

     o    acts of terrorism;

     o    expropriation; and

     o    unexpected changes in regulatory requirements.

     If any of the above events occur, we may decide to write-down the value of any existing or future investments affected.

The impact of recent terrorist attacks in the United States and any such incidents in the future may result in consequences that could lead to materially increased political, economic and market risks.

     The terrorist attacks in the United States, the continuing military activity in Afghanistan and instability in other parts of the world, including Pakistan and the Middle East, could result in materially increased political, economic and market risks for us and some of the companies in which we invest. In particular, these events have contributed to increased insurance and fuel supply costs and may result in further increases in the future. If such increased costs are not able to be passed on to customers through electricity tariffs, such increases would adversely impact the results of such companies. Also, these events have and may continue to have a significant political impact in the countries in which we invest and the value of our investments, might be adversely affected.

Our operations in emerging markets countries expose us to economic, political and other risks that could have an adverse effect on our financial condition and results of operations

     We have projects and production facilities in emerging markets countries, including Turkey, Pakistan, Malaysia and Thailand. We may continue to expand our presence in certain emerging markets. Operations in emerging markets are subject to risks and uncertainties. Emerging markets are typically more volatile and less developed commercially and politically than markets in the United States or Western Europe. In the past, these countries have experienced sharp downturns in demand, high inflation and other economic instability. Malaysia, Thailand and other Asian countries where we have operations experienced severe economic crises from 1997 to 1999. Economic deterioration in these countries could adversely affect our financial condition or results of operations. In addition, political instability in certain countries in these regions could restrict our ability to carry on operations.

Exchange rate fluctuations could negatively affect our financial condition and results of operations through the amount of our equity contributions to, and distributions from, our international projects

     We are subject to risks of currency exchange rate fluctuations. A substantial portion of our revenue is earned in currencies other than the pound sterling. Fluctuations in currency exchange rates can affect, on a pound sterling equivalent basis, the amount of our equity contributions to, and distributions from, our international projects. We may not be able to offset these fluctuations by hedges or to enter into hedge contracts on terms acceptable to us. For example, it is currently not possible to hedge our investments in Malaysia using a currency swap arrangement, due to exchange control restrictions.

Our operations are subject to extensive government regulation, and our inability to comply with existing regulations and requirements or changes in applicable regulations and requirements may have a negative impact on our business, results of operations or financial condition

     Our operations are subject to extensive regulation in each of the countries in which we operate. Regulation that specifically applies to our business generally covers three areas: regulation of energy markets, environmental regulation and regulation of health and safety. The degree of regulation to which we are subject varies according to the country where a particular project is located and may be materially different from one country to another. In the developed markets in which we operate, such as the United States, Europe and Australia, there is a well-established regulatory framework within which we operate. While we believe the requisite approvals for our existing projects have been obtained and that our business is operated in compliance with applicable laws, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. We cannot assure you that the introduction of new laws or other future regulatory developments in countries in which we conduct our business will not have a material adverse effect on our business, results of operations or financial condition.

     Generally, a change in the legal or regulatory structure in any country in which we operate could make it more difficult to enforce our rights under agreements relating to these projects.

Our operations in emerging markets countries expose us to risks related to unexpected changes in regulatory or legal regimes

     In many of the developing countries in which we operate, such as Pakistan and Turkey, the energy industry is state-controlled and the ownership of power plants by independent companies is permitted by specific exemptions to national law that are designed to encourage private investment in the energy industry. In these instances, our business and regulatory relationship with the national government is generally encompassed within the terms of a long-term power purchase agreement, or PPA, with the state-owned utility and/or an implementation agreement with the government. Our ability to continue operations in these countries or to earn a profit from our operations in these countries could be negatively affected by changes in laws or regulations, such as the imposition of restrictions on foreign ownership, expropriation or repatriation of earnings. In addition, the countries in which we operate or in which we seek to expand our operations could impose high tariffs or increase taxes, which would result in increased barriers to entry.

Our reliance on single suppliers and single customers at some of our facilities exposes us to financial risks if either should fail to perform their obligations

     We often rely on a single supplier for the provision of equipment, materials or fuels required to operate a facility and, at times, we rely on a single customer or a few customers to purchase all or a significant portion of a facility's output under power purchase agreements, or PPAs. In Turkey, the totality of the gas requirements of the Marmara plant are supplied by BOTASU, the Turkish gas utility. Additionally, TEASU, the Turkish state utility, is the sole customer for power with respect to our potential interests at the Yatagan and Yenikoy/Kemerkoy power stations. In Malaysia, all of the electricity generated by the Lumut and Port Dickson plants is sold under agreements with TNB, Malaysia's state owned utility. In Pakistan, all of the electricity generated by our plants in Pakistan is sold under a PPA with the state authority, WAPDA. The totality of the oil requirements are supplied under an agreement with Pakistan state oil. In Thailand, the Pluak Daeng facility has a 21-year gas supply agreement with the Petroleum Authority of Thailand for the supply and transport to the plant of all of its gas requirements.

     Any interruption or delay in the supply of equipment, materials or funds, or our inability to obtain such supplies within a reasonable amount of time would impair our ability to meet our obligations, cause us to experience delays or incur additional costs. In addition, the failure of any one customer to fulfil its contractual obligations to the facility could have a material adverse effect on such facility's financial results and could prevent the facility from continuing its operations.

In connection with the demerger, we indemnified Innogy and received indemnities from Innogy in respect of liabilities arising before the demerger

     The demerger was designed to separate our business from Innogy's businesses and operations. Pursuant to the demerger agreement between Innogy and us, Innogy indemnified us on an after-tax basis against certain liabilities, litigation and claims arising out of certain of their operations as well as against certain tax liabilities payable by us. Similarly, we agreed to indemnify Innogy on an after-tax basis against certain liabilities, litigation and claims arising out of certain of our operations and to indemnify Innogy against certain tax liabilities payable by Innogy. Should Innogy fail to make payments to us that it is required to make under indemnities it has given to us and, as a result, we have to make such payments in its place, our financial position may be materially adversely affected. Additionally, should we be required to make payments to third parties in respect of any liabilities for which we are in receipt of an indemnity from Innogy prior to any payment in respect of such indemnities being received from Innogy, our cash flow may be materially adversely affected.

As part of the demerger, Innogy took ownership of certain UK subsidiaries with a number of open tax issues relating to periods when these subsidiaries were owned by us. The amount of taxable profits and losses for such periods has not yet been agreed with the Inland Revenue, and there can be no guarantee as to the availability of tax losses going forward. To the extent that these issues result in additional tax liabilities, an assessment will be made on us. Liability for these exposures will be allocated between Innogy and us pursuant to the indemnity arrangements described above. See "Item 7. Major Shareholders and Related Party Transactions". We will indemnify Innogy in connection with certain tax liabilities and Innogy will indemnify us against certain other tax liabilities, in each case on an after-tax basis. We may not be able to deduct any indemnity payments made by us for tax purposes. However, certain tax liabilities are not indemnified and other liabilities may have been understated or unforeseen additional liabilities may exist that will have an impact on us.

Item 4.     Information on the Company

International Power plc was formerly named National Power PLC, an entity created in March 1990 as part of the privatisation of the UK's Central Electricity Generating Board under the Electricity Act 1989. We demerged substantially all our UK businesses into Innogy Holdings plc on 2 October 2000, effective as of 30 September 2000, and retained substantially all our international businesses. Our registered office is at Senator House, 85 Queen Victoria Street, London EC4V 4DP, United Kingdom, +44 (0)20 7320 8600.

We are an international independent power producer and developer with, as at 18 March 2002, interests in 15 countries. Our operating power plants have capacity totalling 13,840 megawatts, or MW (one MW equals 1,000 kilowatts) gross (9,140 MW net). Once fully operational, our five plants in construction, totalling 2,015 MW of net capacity, principally in the United States, will increase the size of our operational portfolio. Our diverse portfolio includes plants that are fuelled by natural gas, coal and oil. We are headquartered in London and, for reporting purposes, our business is organised into four groups: North America, Europe and Middle East, Australia and the Rest of the World. Our principal regional offices are in Boston, Prague, Abu Dhabi, Madrid and Melbourne.

Our international activities commenced in 1992 when we led a consortium that purchased from Electricidad de Portugal the unfinished 600 MW Pego power station, becoming the first independent power producer, known as an IPP, in Portugal. Since 1992, we have acquired interests in plants in the United States, Australia, Spain, Malaysia, the Czech Republic, Pakistan, Kazakhstan, the United Kingdom and China and have developed or are developing projects on greenfield sites in the United States, Australia, Turkey, Oman, United Arab Emirates, Pakistan, Italy, Portugal, Malaysia, the United Kingdom, Abu Dhabi and Thailand. As at 18 March 2002, our net capacity in operation and under construction was 11,155 MW. In addition we have sold our interests in plants in Spain, Kazakhstan and China.

Business Environment

We believe the business environment in which we operate is characterised by two fundamental trends: significant demand for new generating capacity and a fundamental transformation of the manner in which the industry is structured.

We believe that the first such trend, the increasing global demand for new generating capacity is a result of two factors:

o demand for new capacity to meet growth in electricity consumption in both developing and developed markets; and

o the replacement of older power plants with newer, more efficient and more environmentally-benign ones.

These factors present an opportunity for growth for companies like us with experience in developing, constructing and operating power plant projects.

Structurally, the global electricity industry is in the midst of a dramatic transformation. Historically, the industry has been characterised by geographically-organised, vertically-integrated, highly-regulated monopoly or state-controlled utilities that have generated, transmitted, distributed and sold electricity to a captive customer base. Over the past two decades, this has changed significantly, and the combined effect of political, technological and commercial drivers suggests that the pace and nature of change is unlikely to settle down in the next decade. Within the generation segment of the global electricity industry, this transformation saw the creation of independent power developers, such as International Power.

Today, we believe the global electricity industry, principally in the developed markets, is undergoing a further stage of transformation as a result of the introduction of competition and regulatory change. Many traditional utility companies have divested, or are in the process of divesting, their generation assets. In addition, a number of utilities which had developed international power portfolios are now in the process of rationalising or liquidating those portfolios in order to concentrate on specific markets.

We believe that these ongoing structural changes in the global electricity industry present several significant opportunities for us. The withdrawal of many utility affiliates from the international marketplace has the potential to narrow the competition for new projects and lead to acquisition opportunities of existing assets. In addition the divestment of generation assets by incumbent utilities both inside the United States and internationally, creates near-term acquisition opportunities for us which have the potential both to be fairly priced and to complement our current portfolio.

Our Future Strategy

Our future strategy is threefold: firstly, we will look to maximise the value of our portfolio of investments and development operations; secondly, we will continually seek future investments that meet our project evaluation and financial return criteria; thirdly, we will manage both our existing portfolio and our prospective investments in a manner designed to diversify and mitigate the fundamental risks inherent in the international power industry. We consider entering into alliances with other companies which could involve the joint venturing of assets or the taking or giving of minority interests, if we believe such alliances enable us to implement our strategy, whether in relation to particular markets or more generally. Our principal regions of focus will be North America, Europe and Middle East and Australia, although we may consider investment in other regions.

Maximising Value From Our Portfolio

We own a geographically diverse portfolio of power plants. We will seek to maximise the value of this portfolio through a comprehensive approach to asset optimisation and value enhancement. Our specific strategies in each country and for each individual asset will be tailored to local requirements, but generally we will seek to achieve the following:

o Optimising the operations of our power plants: we intend to optimise the operations of our power plants through several means, including: managing all of our assets to high standards of operating performance; managing our assets on a portfolio basis, particularly with regard to contingency and strategic spare part planning, so as to minimise the loss of generation during forced outages; closely coordinating plant operation with trading activity to maximise the value of our uncontracted output; standardising management reporting for all investments; and utilising our management experience to successfully prepare certain of our plants for the introduction of competition in the relevant energy market;

o Leveraging our existing assets: we intend to leverage our investments to enhance earnings in several ways, including financing at a variety of corporate, project and intermediate corporate levels, capturing operational and administrative economies of scale in asset aggregation, capitalising on market knowledge derived through asset ownership and leveraging off the skills, expertise and ideas of the personnel employed by us and our associates;

o Trading assets to maximise value: we intend to be a net accumulator of assets and to increase the size of our portfolio over time. However, as part of our strategy of seeking to maximise the value of our investments, we will seek to sell assets if that is expected to realise a higher return; and

o Building an asset-based energy trading and marketing business: we will seek to develop our energy trading and marketing capabilities in order to maximise the return from selling the physical output of our plants and obtain fuel at the best prices available. We do not intend to act as pure financial traders in this context. We have commenced this initiative in the markets where we have output to market and assets to support trading, such as the United States, Australia and the United Kingdom.

Future Investments

New investment opportunities will be subject to rigorous evaluation criteria, with a focus on the following elements:

o Economic return: new investments will be required to meet stringent economic return criteria based on the principle that any prospective capital investment must be reasonably believed to yield, on an after-tax cash flow basis, a return in excess of a target spread (adjusted for risk) over our weighted average cost of capital. As part of this evaluation, we intend to test investment projections to ensure that they are both reasonable over the life of the investment and balanced in terms of timing of cash flow, based on realistic assumptions;

o Market suitability: we intend to invest in countries that have a track record of respecting foreign direct investment, that offer a significant opportunity for future investment and growth and that complement our portfolio of assets; and

o Degree of control: we do not intend to invest in minority positions where we are not in a position to directly contribute to the realisation of projected return on investment. We do not intend to make passive investments. We will be prepared to share management control of our investments where we have partners that have complementary commercial, technical and operating expertise.

We will seek to minimise our financing costs while maintaining flexibility by utilising a wide range of financing structures and financial instruments, including project level financing, corporate bonds, equity and hybrid debt-equity securities, including both private placements and public issuances of both equity and debt instruments.

In addition to pursuing the development and acquisition of single assets, we will also seek to acquire portfolios of generation assets if they become available on attractive terms.

Portfolio Asset Management

With respect to both our existing assets and our prospective investments, we intend to manage our portfolio in a manner which optimises our return potential while mitigating the risks inherent in our business. In particular, we intend to manage on a portfolio basis with regard to the following:

o Geopolitical diversity: to manage the political risk inherent in foreign direct investment in a vital industry, we intend to concentrate the majority of our investments in the developed countries of North America, Europe and Middle East and Australia. In this regard, we will also give careful consideration to the nature of the regulatory risk associated with our investments in the countries in which we invest;

o Resource allocation and industry cycles: we believe the various electricity markets in which we operate will be subject to periodic intervals of supply-demand imbalance. We intend to use our resources and operate our trading and marketing operations in a manner that seeks to anticipate these periods of surplus and shortfall in supply;

o Off-take - merchant versus contracted: we intend to maintain a balance in our portfolio between contracted output and uncontracted output (i.e., merchant plants); and

o Technology and fuel type: with due account to the environmental factors which tend to favour gas-fired generation over coal-fired generation in many markets, we intend to maintain a portfolio of generation assets employing various technologies and primary fuels. In this regard, we have no present intention to buy or operate nuclear power plants or to invest in other power companies which generate principally through nuclear power plants.

Business Organisation

With effect from 1 January 2002, we redefined our business segments. The change reflects (a) our strategic focus on three principal geographic areas: North America, Europe and Middle East and Australia; (b) a more coherent geographic grouping of our power portfolio and (c) the fact that each of our proposed segments tend to share common characteristics, including their political risk profile, currency risk profiles and competitive environment. Our investments in Turkey and the Middle East are included in a new business segment "Europe and Middle East", which also includes our operations in Central and Northern Europe and Western Mediterranean. Our investments in Pakistan are included, together with our Asian operations, in a new business segment, "Rest of World".

Facilities

As at 18 March 2002, we had interests in power generation facilities representing in aggregate 13,840 MW (gross) and 9,140 MW (net) in operation. In addition to generating electricity, some of our plants are cogeneration facilities that also produce thermal energy, which is sold to industrial users and district heating schemes.

Output is sold either under the provisions of long-term off-take agreements (commonly referred to as power purchase agreements, or PPAs) or through direct sales into competitive markets in those countries where such a market exists.

The proportion of output from power stations that is sold into a competitive market is exposed to price fluctuations in such markets. This exposure can be limited to a degree by means of hedging contracts entered into by various trading operations which fix the price at which the output will be sold for the period of the hedging contract.

Fuel for power stations in which we have invested include natural gas, coal and oil, which are sourced either under long-term supply contracts or via market purchases.

The table below sets out details in relation to our operating power plants and plants under construction as at 18 March 2002.


                                                                        Gross capacity Gross Capacity  Net capacity  Net capacity
Plant                                                         Type         MW power       MW heat        MW power(1)  MW heat(1)
---------------------------------------------------       -----------   -------------- -------------- -------------- ------------
Operating
North America
Hartwell, Georgia.......................................        OCGT           310                        155
Oyster Creek, Texas.....................................  Cogen/CCGT           425          60            210             30
Milford, Massachusetts..................................        CCGT           160                        160
Midlothian I&II, Texas..................................        CCGT         1,650                      1,650
Blackstone, Massachusetts...............................        CCGT           570                        570
Hays, Texas (unit 1)....................................        CCGT           275                        275

Europe and Middle East
EOP, the Czech Republic(2)..............................       Steam           540       2,000            535          1,920
Deeside, United Kingdom(4)..............................        CCGT           500                        500
Rugeley, United Kingdom.................................       Steam         1,000                      1,000
Elcogas, Spain..........................................        IGCC           335                         15
Pego, Portugal..........................................       Steam           600                        270
Marmara, Turkey.........................................        CCGT           480                        160

Australia
Hazelwood, Victoria.....................................       Steam         1,600                      1,470
Synergen, South Australia...............................     Various           360                        360
Pelican Point, South Australia..........................        CCGT           485                        485

Rest of World
Hub River, Pakistan.....................................      Steam         1,290                        330
Kot Addu, Pakistan......................................       CCGT         1,600                        575
Malakoff, Malaysia(2)...................................    Various         1,495                        290
Shijiazhuang Yong Tai (3), PRC..........................      Cogen            15          90             10              65
Yihua, PRC(3)...........................................      Cogen            40          75             10              10
Pluak Daeng, Thailand...................................      Cogen           110          20            110              20
                                                                  ---------------- ----------- ------------------------------
TOTAL operating.........................................                   13,840       2,245          9,140            2,045
                                                                  ================ =========== ==================  ==========




                                                                        Gross capacity Gross Capacity Net capacity   Net capacity MW
Plant                                                      Type             MW power      MW heat       MW power(1)       heat(1)
--------------------------------------------------- -------------------- ------------- -------------- -------------  ---------------

Under construction
North America
Hays, Texas (units II, III, IV).........................       CCGT          825                         825
Bellingham, Massachusetts...............................       CCGT          570                         570

Europe and Middle East
Shuweihat SI, UAE.......................................       CCGT        1,500                         300
Al Kamil, Oman..........................................       OCGT          280                         280

Rest of World
Malakoff, Malaysia......................................       CCGT          210                          40
                                                                         ------------- ---------------------------------------------
TOTAL under construction................................                   3,385                       2,015
                                                                         ===========================================================

(1)  Net capacity - group share of gross capacity.

(2) Gross capacity amounts shown for EOP and Malakoff represent the net interest held by EOP and Malakoff in the gross capacity of their respective power stations.

(3) We have agreed in principle to sell our entire shareholdings back to the majority shareholders (or affiliates).

(4) We have mothballed half the generation capacity at Deeside with effect from April 2002, as a result of uneconomic wholesale electricity prices in the England and Wales electricity market. We will reinstate the unit when market conditions improve to support an appropriate financial return from operation.

Construction and Development

We currently have a range of developments throughout the world. As at 18 March 2002, we had interest in power generation facilities in construction representing in aggregate 3,385 MW (gross) (2,015 MW (net)). In North America, the two plants under construction, Hays and Bellingham, are expected to reach commercial operation later this year. The 580 MW Brookhaven combined-cycle gas turbine (CCGT) power station and the 1,140MW energy project at Ramapo, both in New York, are also in an advanced stage of development. In addition, we have approximately 4,000 MW of further capacity in various stages of advanced development throughout the group. In Europe and Middle East, Al Kamil in Oman is expected to be operational in the third quarter of 2002, and Shuweihat, which we are jointly developing with CMS Energy Corporation is currently scheduled to be completed in the third quarter of 2004. These sites will only move to construction if the returns for the projects reach our economic criteria. We have established strategic alliances to develop power plants through arrangements with Ansaldo Energia in Italy and, in Australia, we are currently developing a gas pipeline with Origin Energy from the south coast of Victoria to our gas fuel plants at Pelican Point and Synergen in South Australia. In Rest of World, the extension to the Lumut plant at Malakoff achieved open cycle operation in the first quarter of 2002 and is expected to be fully operational early 2003. Additionally, we have a small development team based in Japan.

Operation and Maintenance

Where appropriate, particularly if we control a project, we manage our own operation and maintenance services for our power plants. Our new facilities in North America use the Alstom GT-24B turbine that incorporates advanced turbine technology. A design flaw was discovered with this turbine, causing a late commissioning of our new power plants and limitation on performance. Alstom is actively seeking a solution to the problem, and we have reached an agreement with Alstom that puts us substantially in the same economic position we would have been in had this design flaw not occurred. See "Item 5. Operating and Financial Review and Prospects--Segment Comparative Performance--Operations--Year ended 31 December 2001 as compared with the pro forma 12 month period ended 31 December 2000--North America". Notwithstanding, we believe that use of a single technology for our US plants currently under construction or development provides us with efficiencies in management and maintenance.

In addition, we currently carry out the operation and maintenance services for the Marmara power station in Turkey and the Hub River power station in Pakistan. Additionally, we have a 45% interest in the operating company for the Pego power station.

Trading Activities

We have energy trading activities in the United States, the United Kingdom, and in Australia.

Our trading activities principally relate to supporting our generating business. Our trading operations, therefore, principally act as wholesale marketers rather than as pure financial traders, with the principal objective of increasing the return on our assets while hedging the market risk associated with the output of the plants. In support of this objective, and in order to obtain greater transparency to market pricing, we buy and sell electricity and gas in those markets where we have operational assets.

In the short-term, the focus of our electricity trading activities is to secure a market for a substantial proportion of the output from our plants which have commenced operation or are under construction.

Our fuel strategy is to obtain necessary supplies of gas at prevailing market prices. This strategy is supported by our gas trading activities. We pursue a mixture of market price indexed gas supply contracts and transportation agreements from liquid supply hubs to our plants. Gas purchasing and power sales are made on a portfolio basis where economies of scale exist.

We implement comprehensive energy risk management policies, procedures and controls in each country in which we have energy trading activities. The risk framework is being designed to facilitate the identification, measurement, monitoring and reporting of risk. The risk management plan includes reporting to the director of Risk Power Management and operating a local risk management committee chaired by the regional Chief Executive Officer. These committees meet regularly to discuss exposure and contracting strategy with the marketing team.

In the United States, we have a small trading team responsible for buying fuel and selling the output of our US operations. In the United Kingdom, we have a small trading team responsible for buying the gas for and selling the output of our 500 MW Deeside gas fuel station after 31 March 2002 (which is when our off-taker arrangement with Innogy terminated). In Australia we currently have two trading operations: Hazelwood's sales and marketing department based in Melbourne, and Australian National Power (ANP) also based in Melbourne. Hazelwood's trading activities relate entirely to the output from the plant and are focused on hedging the revenue from this output. ANP's trading activities, which were initially established in 1998 for price discovery and market information purposes, were boosted by the Synergen acquisition and the commissioning of our facility at Pelican Point in South Australia. ANP currently has trading positions in three jurisdictions participating in the National Electricity Market of Australia: Victoria, New South Wales and South Australia.

Employees

The table below sets out the average number of employees of the Group employed for the year ended 31 December 2001:

                                                            Approximate
                                                             number of
                                                             employees
                                                         ------------------

North America..........................................         200
Europe and Middle East.................................         660
Australia..............................................         586
Rest of World..........................................         752
Corporate and development..............................         134
                                                         ------------------
                                                         ------------------
Total group employees..................................        2,332
                                                         ==================


Compensation, Training and Development

We operate in an increasingly complex business environment. We place a high priority on the recruitment, retention and training of staff at all levels, whether employed by us directly or by any of our subsidiaries or associates. In particular, we operate an incentive-weighted compensation scheme which we believe rewards and develops staff on the following bases:

     o Achievement of tangible personal objectives: annual targets are set for all personnel, calibrated at levels designed to ensure that individuals are able to contribute to the attainment of these objectives.

     o Professional and educational advancement: we promote and facilitate mid-career training, internal and external seminars, personal development plans and other educational programmes. In addition, we encourage our staff to participate actively in relevant professional organisations.

     o Leadership: we expect our staff to exercise leadership in their dealings with colleagues, partners, customers and other contract parties.

This all relies on a foundation of personal integrity. We endeavour to ensure that all of our staff conduct themselves, internally and externally, in a manner appropriate to the correct projection of our corporate image.

Clear communication links with all staff are critical to enhance business and commercial awareness throughout our business, and this was a key element of the integration process following our July 2001 acquisition of Rugeley power station and its 130 staff. Corporate publications, our website and intranet, employee awareness briefings from executive management and team briefings are all used to promote communications and an understanding of the development and application of policies and strategy. We use the latest technology to aid rapid communication with all staff around the world, as well as holding bi-annual Global Employee Forums.

Equal opportunities

We are committed to equal opportunities, both from a sense of social responsibility and also because it makes sound business sense to benefit from the wide-ranging knowledge and experience of individuals in all sectors of society. This commitment to equal opportunities means that decisions to appoint, reward, train, develop and promote are taken purely on the basis of skills and abilities, as matched against the requirements of the job. We seek to attract and retain high calibre employees and opportunities for training are given a high priority to ensure that all individuals can contribute to their own career development. This approach extends itself to the fair treatment of people with disabilities in relation to their recruitment, training the development.

Subsidiaries

Our principal subsidiary undertakings are set forth in note 16 of our consolidated financial statements.

Legal Proceedings

Save as disclosed below, we are not or have not been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on our financial position or results of operations nor, so far as we are aware, are any such proceedings pending or threatened. During the last financial year, we settled a tariff dispute with WAPDA in relation to Hubco. See "Item 5. Operating and Financial Review and Prospects--Segment Comparative Performance--Operations--Year ended 31 December 2001 as compared with the pro forma 12 month period ended 31 December 2000--Rest of World".

We are aware of the following claims and potential claims which involve or could involve legal proceedings against us. We have received an indemnity from Innogy on an after-tax basis in respect of any liabilities or losses which we may incur in relation to the claims to the extent set out in the relevant paragraphs below.

o In June 1994, a complaint was made by the National Association of Licensed Opencast Operators to the European Commission against National Power, PowerGen plc, British Coal Corporation and HM Government. The complaint alleged violations of EU competition law arising out of the coal purchasing arrangements entered into by the CEGB prior to 1 April 1990 and requested the European Commission to find that the CEGB's practices violated EU law. The National Association of Licensed Opencast Operators alleged that such a finding would be grounds for a claim for damages in the English courts by its members against National Power. A similar complaint has been made by the South Wales Small Mines Association. Both complaints have been rejected by the European Commission and an appeal to the European Court of First Instance by the National Association of Licensed Opencast Operators was heard in June 2000. A judgment was given in their favour by the Court of First Instance on 7 February 2001 stating that the Commission has to act on the complaints. We are now appealing this ruling. Innogy has agreed to indemnify us on an after-tax basis to the extent of 50% of any liability that we may incur whether directly or indirectly as a consequence of those proceedings;

o We are subject to claims and potential claims by or on behalf of current and former employees, including former employees of the CEGB, and contractors in respect of industrial illness and injury. Innogy has agreed to indemnify us on an after-tax basis to the extent of 50% of any liability that we may incur whether directly or indirectly as a consequence of those proceedings to the extent that such liability is not insured by Electra Insurance Limited; and

o We are subject to a number of other potential tax claims relating to our acquisition and disposal of assets in the ordinary course of our business in the UK and Australia. These include certain tax claims for which we have received an indemnity from Innogy as well as other claims. None of these potential tax claims has yet crystallised and, should any or all of them do so, we will continue to vigorously assert our position with the relevant tax authorities. Potential liability may arise from other tax exposures in a number of other jurisdictions.

     Our directors are of the opinion, having regard to legal and other advice received that it is unlikely that these matters will, either individually or in the aggregate, have a material effect on our financial position, results of operations or liquidity.

Regulation

     Our business is subject to extensive regulation by governmental agencies in each of the countries in which we operate. Regulation that applies specifically to our business generally covers three areas: regulation of energy markets; environmental regulation; and regulation of health and safety. The degree of regulation to which we are subject varies according to the country where a particular project is located and may be materially different from one country to another. In most of the countries where we operate or are seeking to operate projects, regulation is carried out by national regulatory authorities. In some countries, such as the United States and Australia, there are various additional layers of regulation at the state, regional and/or local level. In countries such as these, the degree of state, regional and/or local regulation may also be materially different for projects within that particular country if the projects are located in different states and/or localities.

     While we believe the requisite approvals for our existing projects have been obtained and that our business is operated in compliance with applicable laws, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce.

Environment Health and Safety Review

     International Power recognises its responsibilities and has an important role to play both in protecting our environment today and in moving towards a sustainable future.

     To support these aims we will:

     o minimise environmental impact by balancing the environmental, social and economic factors of sustainable development;

     o    implement and maintain effective environmental management systems;

     o seek to constantly improve our environmental performance and set appropriate objectives and targets;

     o ensure all staff are fully aware, properly trained and motivated to conduct their activities in an environmentally responsible manner;

     o work with our customers, partners and suppliers to make the best use of natural resources;

     o work constructively with our neighbours and local communities where we operate;

     o    ensure compliance with all relevant environmental regulations; and

     o    regularly review and report on our environmental performance.

     In our business of electricity generation, the main potential environmental issues are emissions to air, water and land. We aim to limit these emissions within strictly defined levels, ensuring compliance with government regulations in the countries in which we operate.

     Environment, and health and safety (EH&S) management is wholly integrated within our business management processes. EH&S performance is reviewed alongside financial and engineering performance. EH&S audits are carried out as part of the combined compliance audit process together with financial, technical and other operational reviews.

Risks and management systems

     Assessing and minimising environmental risks take place early in our business planning cycle-either during the project development stage or when we review potential additions to our portfolio of operational plant. When building or upgrading plant, we use modern, low-emission equipment. We operate plants using environmental management systems such as ISO 14001, the international standard for environmental management systems, to ensure good environmental controls and performance. This is done alongside continual improvements in plant efficiency, thereby reducing emissions for each unit of electricity generated.

     Health and safety is a paramount management priority, although the forms of management systems and controls vary around the world. Several of our plants have been awarded Royal Society for the Prevention of Accidents (RoSPA) Gold Awards -for example Deeside and Rugeley in the UK and Hubco in Pakistan.

EH&S and other community highlights

     During 2001, we reviewed our corporate management of health and safety. The reporting of EH&S issues is now part of our regular performance reporting and review process.

     Where we have shared or joint ownership of a plant, we seek to ensure good EH&S performance through board membership of the asset-owning company.

     We always aim to develop good relationships with our neighbours and strive to play a constructive role in the local communities where we operate around the world.

     In the following regional summaries, we illustrate some of the EH&S and other community highlights for 2001.

North America

     Throughout North America we have developed and implemented an environmental management system (EMS). This EMS, designed around the ISO 14001 methodology of continuous improvement, establishes a framework for managing environmental affairs throughout the business cycle including development (greenfield and potential acquisition) , construction, commissioning and operations.

     Throughout the course of our construction programme we have maintained an excellent safety record at our Bellingham, Blackstone, Hays and Midlothian sites. Careful health and safety management has resulted in very low lost-time accidents records at all these project facilities. In fact, the Occupational Safety and Health Administration (OSHA) reportable and lost-time incident rates for each of these facilities are well below the US national average of 8.8 and 3.3, respectively. Several of our facilities reported zero lost-time accidents while working well over 1 million man-hours during 2001.

     Blackstone and Bellingham energy facilities received environmental recognition from the US Environmental Protection Agency for their use of Best Available Control Technology (BACT). Hays and Midlothian energy facilities have also been very pro-active in the state of Texas in lowering air emissions.

Europe and Middle East

     Czech Republic In April 2001, EOP was awarded the Health, Safety and Environment Award 2000, organised by Business Leaders Forum, the partner of The Prince of Wales International Business Leaders Forum.

     UK The 1000 MW coal-fired plant at Rugeley was acquired in July 2001. To improve the environmental performance, we have commenced planning work to install flue gas desulphurisation (FGD) equipment. FGD reduces the amount of sulphur dioxide (SO2) released to the atmosphere by over 90%. Rugeley has an environment centre with a classroom, nature trails and other resources used by local schools. Rugeley has an excellent track record extending over 30 years.

     Portugal Pego continues to perform well in EH&S and retained both ISO 14001 certification and Eco-management and Audit Scheme (EMAS) registration in 2001 (in 2000 it was the first plant in Portugal to achieve this). To improve the environmental performance and in preparation the new Large Combustion Plant Directive, we have started planning work to install SO2 and NOX emissions reduction equipment. We continue to further develop and implement our health and safety management system to the requirements of OHSAS 18001. We have been awarded the RoSPA Gold Award for the fifth consecutive year.

     Turkey At Marmara power station, work has continued to reduce the impact the station has on the local community - for example, a noise barrier has been built to reduce the impact the main cooling water screening plant has on local housing.

     The station arranges regular educational visits from local technical schools and provides information packages and escorted tours of the station and is currently taking six school children from local technical schools for work experience in various departments within the station.

Australia

     At Hazelwood the upgrade programme for the precipitator, which removes dust from the flue gas emissions, is now half completed, and continues on schedule.

     An innovative and best practice greenhouse gas reduction programme was produced by the federal government's Australian Greenhouse Office (AGO) with assistance from the generation efficiency standards (GES), which Hazelwood has adopted. While the GES programme is voluntary, a legally binding five-year deed of agreement was also signed.

     The mine at Hazelwood has continued its pioneering work in the use of rare and endangered Australian native grasses in the rehabilitation of the former overburden dump, thus increasing the local extent and biodiversity of native grasses. The total number of 'viro cells' planted by hand to date is just over one million. A total of four hectares of land as rehabilitated during 2001. There were a total of 23,585 indigenous trees planted in 2001, including 2,135 in the former overburden dump. 20,250 in the new wetlands and 1,200 as screening for mine expansion.

     Construction work was completed on three wetland sites designed to replace those affected by expansion of the mine. In addition to the tree planting scheme, mud, tree root balls and woody debris, including biota, were transferred from the existing wetlands to the new sites to preserve biodiversity. This is believed to be the first time such a project has been undertaken. The wetlands were naturally filled to design level by heavy rainfall in April.

     As part of the mine expansion, extensive field works have been conducted in association with interested groups and the local Koorie community to search for, identify and analyse indigenous sites. Some 1,623 artefacts have been found within the area of the first phase mine development. Protocols are in place in the event of further discoveries. Extensive field works have also been undertaken, regarding the history of settlers from Europe in association with interested groups and local residents, to obtain and satisfy the consents for the mine expansion project.

     The Hazelwood safety management system (SMS) was certified in July 2001 to the recent Australian standard AS 4801.

     Pelican Point power station and Synergen were audited in 2001 to ensure compliance with the Electricity Association of Australia's (ESAA) Code of Environmental Practice and concluded that environmental management, resource management, sustainable development and social responsibility direction are all in line with the policies and principles of the ESAA's Code.

     Pelican Point and Synergen have voluntarily signed a Greenhouse Challenge Co-operative Agreement with the Australian Federal government on developing greenhouse gas minimisation programmes.

     An active ecological restoration programme, including revegetation of land owned by Pelican Point, has been implemented. To date, approximately 70,000 native seedlings endemic to the local and regional area have been planted.

     A dedicated education centre for the local and regional community was officially opened in November 2001. It is designed to increase awareness and knowledge of the station through active and practical programmes.

     Synergen has successfully implemented the requirements of its environmental licence and 'environmental compliance agreement' with the EPA. The carefully planned maintenance programme at Synergen ensured that 2001 resulted in no state or federal infringement notices or fines and no environmental incidents.

Rest of the World

     Pakistan. Hubco continues to comply with World Bank environmental guidelines. As part of compliance assurance, oxides of Sulphur (SOX) and NOX levels are checked by air quality monitoring devices at twelve different sites, located up to 15 km from the station.

     Kot Addu continues to meet the Pakistani National Environmental Quality Standards in respect of all its emissions. Plans to improve the management of liquid waste from the station are being progressed with a view to meeting future, more stringent emission standards.

     Thailand We successfully concluded the first full year of operation in Thailand. This was achieved with zero lost time accidents and no environmental incidents. The focus in 2002 is to achieve ISO 14001.

     The National Power (TNP) has established a community support programme which targets, local health issues, local education and local community projects. Our active health and safety policy covers all our operations in Thailand. We have also supported a drugs prevention programme in the local factories.

Item 5.     Operating and Financial Review and Prospects

     You should read the following discussion and analysis of our financial performance together with our consolidated financial statements and the notes thereto included elsewhere in this annual report.

Overview

     We are a global independent power producer and developer arising out of the demerger of Innogy from National Power, which was effective as at 30 September 2000.

Presentation of Financial Information

     On 2 October 2000, we demerged substantially all of our UK businesses into Innogy Holdings plc. Also in 2000, our board of directors changed our financial year end from 31 March to 31 December, with effect as of 31 December 2000. As a result, period to period comparisons of our financial statements may not necessarily provide our investors with a meaningful discussion of our financial condition, changes in financial condition and results of operations during the current period. In the section below titled "Results of Operations", we discuss our results of operations under UK GAAP for the current period and the two prior periods: the nine months ended 31 December 2000 and the year ended 31 March 2000. We only discuss the results of operations of the business we retained following the demerger as if the continuing businesses had been operated as a separate entity during each of the prior periods ended 31 December 2000 and 31 March 2000. In addition, in reports of each of the prior periods, we have allocated to Innogy a portion of the Group charge for interest based on the indebtedness assumed by Innogy on demerger for the two periods presented, or since the debt arose. The balance of the Group interest charge has been allocated to International Power and therefore may not be representative of the future interest charges to International Power. In each of the prior periods, our consolidated financial statements allocate tax charges to Innogy on a stand-alone basis with respect to the total tax charge of National Power. The balance of tax charges to National Power during the periods under review was allocated to International Power.

     The section below titled "Liquidity" reports our historical cash flow for the financial year ended 31 March 2000, the nine month period ended 31 December 2000 and the financial year ended 31 December 2001. For certain items, we have reported the cash flows that would have been reported by the businesses we retained following the demerger. For the financial year ended 31 March 2000, an analysis of line items below the line item "acquisitions and disposals", which includes returns on investments and servicing of finance, tax paid, equity dividends paid, management of liquid resources, financing and increase in cash, addresses our historical results prior to the demerger and therefore may not be representative of these amounts in the future. For the nine month period ended 31 December 2000, we have provided the analysis on a historical basis and also showing what would have been reported by us following the demerger had we operated as a separate entity for the entire period.

     We prepare our financial statements in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP as described in note 35 to the consolidated financial statements.

     For a reconciliation of our profit on ordinary activities and net assets under UK GAAP to US GAAP and a more detailed discussion of the principal differences between UK GAAP and US GAAP applicable to us, see note 35 to our consolidated financial statements included elsewhere in this document.

Critical Accounting Policies and Estimates

     We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom. As such, we are required to make certain estimates, judgements and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements; the reported amounts of revenues and expenses during the periods presented and related disclosure of contingent assets and liabilities.

     On an ongoing basis, we evaluate our estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Actual results may differ significantly from our estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.

     Our group accounting policies are detailed on pages F-11 to F-16. The table below identifies the significant judgements required and the uncertainties involved in the application of certain accounting policies.

Accounting Policy                 Judgements/uncertainties affecting application

Consolidation policy-Associates   o    Determination of significant influence
                                       where the group holds less than a 50%
                                       equity interest.


Fixed asset valuation             o    Determination of trigger event indicating
                                       impairment and measurement of fair value using projected discount of future cash flows or other methods

                                  o    Determination of useful lives and
                                       residual value of assets


Exceptional items                 o    Determination of the transactions which
                                       require separate disclosure as
                                       exceptional items

Tax provisions                    o    Anticipated future decisions of tax
                                       authorities
                                  o    Ability to utilise tax benefits through
                                       future earnings


     Of the accounting policies identified in the above table, we believe that the following policies are the most critical in considering the impact of estimates and judgements on the group's financial position and results of operations.

Consolidation policy - associates

     Where we own less than a 50% equity investment, we treat the entity as an associated undertaking where we have a participating interest (normally in excess of 20%) and have influence over the entity's operating and financial policies. We achieve this through board representation and by obtaining rights of veto over significant actions. Associated undertakings are accounted for under the equity method, which involves including the group's share of operating profit, interest and tax in the profit and loss account and net assets in the balance sheet, as a single line item. In addition, we provide voluntary disclosure of the amount of debt held by these entities. The determination of the level of influence over a business is often a subjective matter. If we own less than 50% of an investment and we do not have significant influence, we account for the investment as a trade investment.

Fixed asset valuation

Tangible fixed assets:

     The original cost of greenfield assets includes relevant borrowing and development costs:

o Interest on borrowings relating to major capital projects with long periods of development is capitalised during construction and written-off as part of the total cost over the useful life of the asset.

o Project development costs (including appropriate direct internal costs) are capitalised from the point that the board confirms that it is reasonably certain that the project will proceed to completion.

Depreciation of plants is charged so as to write down the assets to their residual value over their estimated useful lives.

o Following a recent review of secondary market values, gas turbines and related equipment are depreciated over 30 years to a 10% residual value, unless the specific circumstances of the project indicate a shorter period.

o    Coal plant is considered on an individual basis.

Tangible fixed assets and fixed asset investments

     Management regularly considers whether there are any indications of impairments of the carrying values of fixed assets or investments (e.g. the impact of current adverse market conditions). Impairment reviews are generally based on discounted future cash flow projections that inevitably require estimates of discount and future market prices.

Exceptional items

Under UK GAAP, an item is considered exceptional if it derives from ordinary activities and is considered of such significance that separate disclosure is needed if the financial statements are to give a true and fair view. All exceptional items, other than those listed below are included under the statutory line-item to which they relate. The following items are required to be separately disclosed on the face of the profit and loss account:

o    Profits or losses in the sale or termination of an operation;

o Costs of a fundamental reorganisation or restructuring having a material effect on the nature and focus of the company's operations; and

o    Profits or losses on the disposal of fixed assets.

The determination of the transactions which are considered to be exceptional in nature is a subjective matter.

Seasonality

     Our operations are not materially affected by seasonality on a group level because of the geographic diversity of our operations. However, we are at times subject to seasonality on a segmental basis due to the effect of weather conditions on demand for electricity in the regions in which we operate. Where applicable, effects of seasonality are described in the discussion titled "Segment Comparative Performance" below.

Global Operations

     The international nature of our business subjects us to economic, political and business risks that have the potential to restrict the ability of our projects from making dividends or other distributions to us. We may not be fully capable of insuring against or otherwise mitigating these risks, which include currency exchange rates fluctuations, economic and political instability, currency repatriation, expropriation and unexpected changes in regulatory requirements.

     In particular, our operations in emerging markets countries expose us to economic, political and other risks that could have an adverse effect on our financial condition and results of operations. Emerging markets are typically more volatile and less developed commercially and politically than markets in the United States or Western Europe. In the past, these countries have experienced sharp downturns in demand, high inflation or other economic instability. Malaysia, Thailand and other Asian countries where we have operations experienced severe economic crises from 1997 to 1999. Economic deterioration in these countries could adversely affect our financial condition or results of operations. Our operations in Pakistan have been adversely affected in the past due to a dispute with the Pakistan Water and Power Distribution Authority, or WAPDA, over tariffs to be paid for power produced by our projects in that country. See "--Results of Operations--Exceptional Items" for a further description of this dispute. Otherwise, we believe there are currently no economic restrictions on the ability of our subsidiaries to transfer funds to us.

     Certain jurisdictions in which we conduct operations, such as China and Malaysia, have various exchange controls. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the currency of China, the Renminbi, into foreign currency and through restrictions on foreign trade. Currently, foreign investment enterprises in China are required to apply to the local bureau of the State Administration of Exchange Control, or SAEC, for "foreign exchange registration certificates foreign investment enterprises." Conversion of the Renminbi into foreign exchange is permissible for certain items, such as current account items. Capital items, such as direct investments, loan or security is under the jurisdiction and requires approval of the SAEC. The Malaysian government has also adopted foreign currency exchange controls, including controls on its currency, the ringgit, held outside Malaysia and established fixed exchange rates for the ringgit against the US dollar. These controls have not had a material effect on our ability to conduct operations in these countries and we do not foresee that they will have a material affect in the near future, although the long-term impact of such controls is not predictable due to dynamic economic conditions that also affect or are affected by other regional or global economies. We have, however, reached agreement to sell our entire shareholding in each of our subsidiaries in China back to the majority shareholders (or affiliates). See "Item 5. Operating and Financial Review and Prospects--Segment Comparative Performance--Operations--Year ended 31 December 2001 as compared with the pro forma 12 month period ended 31 December 2000--Rest of World". Other than these foreign exchange controls, there are no legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. There are however, contractual restrictions contained in the non-recourse financing agreements to which certain of our subsidiaries are parties. These contractual restrictions limit the ability of such companies to freely distribute cash dividends to us while such non-recourse financing is outstanding.

Change in segment reporting

As announced within our 2001 third quarter results, we redefined our business segments with effect from 31 December 2001 to reflect:

o our strategic focus on three principal geographic areas: North America, Europe and Middle East and Australia;

o    a more coherent geographic grouping of our power portfolio; and

o the fact that each of our proposed segments tend to share common characteristics, including their political risk profile, currency risk profiles and competitive environment. The following table sets forth our previous business segments and our new business segments:

     ---------------------------------------------------------------------------
      Previous Business Segments                       Current Business Segments
     ---------------------------------------------------------------------------

      North America                                    North America
     ---------------------------------------------------------------------------
      Central and Northern Europe                      Europe and Middle East
     ---------------------------------------------------------------------------
      Western Mediterranean                            Europe and Middle East
     ---------------------------------------------------------------------------
      Eastern Mediterranean
                 Investments in Turkey                 Europe and Middle East
                 Investments in Middle East            Europe and Middle East
                 Investments in Pakistan               Rest of World
     ---------------------------------------------------------------------------
      Asia                                             Rest of World
     ---------------------------------------------------------------------------
      Australia                                        Australia
     ---------------------------------------------------------------------------


Results of operations

     On 2 October 2000, we demerged substantially all our UK businesses into Innogy Holdings plc. Also in 2000, our board of directors changed our financial year end from 31 March to 31 December, with effect as of 31 December 2000. This change resulted in a financial reporting period comprising the nine months ended 31 December 2000. The following table shows certain financial data from our consolidated profit and loss account for the current period and the two preceding financial periods. For the nine months ended 31 December 2000 and the year ended 31 March 2000 the data has been presented on the basis of: (1) the businesses we retained following the demerger (International Power); (2) the businesses that were demerged (Innogy); and (3) our business prior to the demerger (National Power Group).



                                                            Year ended 31      Nine months ended
                                                            December 2001       31 December 2000       Year ended 31 March 2000
                                                       -------------------------------------------------------------------------
                                                       International  Interna-                   Interna-
                                                          Power        tional                     tional
                                                                       Power   Innogy    Group    Power     Innogy       Group
                                                       -------------  -------- ------  ------- --------- ----------- -------------
                                                                                                      ((pound)millions)
Turnover: group and share of joint ventures
and associates.........................................    1,103       762     1,578     2,340    1,021       3,400        4,421
Less: share of joint ventures' turnover................    (139)      (96)       (5)     (101)     (78)         (5)         (83)
Less: share of associates' turnover....................    (407)     (382)         -     (382)    (586)         (1)        (587)
                                                       ---------- --------- --------- --------- -------- ----------- ------------

Group turnover
Group turnover.........................................      557       284     1,573     1,857      357       3,394        3,751
Operating costs -- ordinary............................    (392)     (225)   (1,455)   (1,680)    (303)     (2,882)      (3,185)
Operating costs -- exceptional.........................      (2)         -     (227)     (227)    (320)     (1,073)      (1,393)
                                                       ---------- --------- --------- --------- -------- ----------- ------------

Operating profit/(loss)
Operating profit/(loss)................................      163        59     (109)      (50)    (266)       (561)        (827)
 Share of operating profit of:
 Joint ventures........................................       27        14         2        16       16           3           19
 Associates............................................      134        94         -        94      121           -          121
                                                       ---------- --------- --------- --------- -------- ----------- ------------

Total operating profit/(loss): group and share
of joint ventures and associates.......................      324       167     (107)        60    (129)       (558)        (687)
Profit on disposal of fixed assets.....................        -         -         -         -        -       1,310        1,310
Costs of restructuring.................................        -      (25)       (2)      (27)        -           -            -
Profit/ (loss) on sale of operations...................       32      (25)         -      (25)        -           -            -
Demerger costs.........................................        -      (49)       (4)      (53)     (14)           -         (14)
                                                       ---------- --------- --------- --------- -------- ----------- ------------

Profit/(loss) on ordinary activities before
interest and taxation..................................      356        68     (113)      (45)    (143)         752          609
                                                       ========== ========= ========= ========= ======== =========== ============

Interest receivable and similar income.................       24        61        22        83       77          23          100
Interest payable and similar charges - ordinary........    (100)      (98)      (51)     (149)    (111)       (118)        (229)
Interest payable and similar charges - exceptional.....     (29)         -         -         -        -           -            -
Share of net interest of joint ventures and associates.     (47)      (44)       (1)      (45)     (62)         (1)         (63)
                                                       ---------- --------- --------- --------- -------- ----------- ------------

                                                           (152)      (81)      (30)     (111)     (96)        (96)        (192)
                                                       ---------- --------- --------- --------- -------- ----------- ------------

Profit/(loss) on ordinary activities before
Taxation...............................................      204      (13)     (143)     (156)    (239)         656          417
Tax on profit/(loss) on ordinary activities............     (58)      (21)         -      (21)     (58)          41         (17)
                                                       ---------- --------- --------- --------- -------- ----------- ------------

Profit/(loss) on ordinary activities after
Taxation...............................................      146      (34)     (143)     (177)    (297)         697          400
Minority interests -- equity...........................      (2)       (4)         -       (4)       34           -           34
                                                       ---------- --------- --------- --------- -------- ----------- ------------

Profit/(loss) for the financial period.................      144      (38)     (143)     (181)    (263)         697          434
                                                       ========== ========= ========= ========= ======== =========== ============


Segment Comparative Performance

As a result of the demerger and change of year end, neither the current period nor the nine month period ended 31 December 2000 can be compared to the prior financial period in a manner that would provide investors with a meaningful discussion of changes in our results of operations. Therefore, in order to assist investors we discuss our results of operations for the year ended 31 December 2001 and the nine month period ended 31 December 2000 as compared with the 12 month period ended 31 December 2000 and the nine month period ended 31 December 1999 on an un-audited pro-forma basis reflecting our results of operations of the businesses we retained following the demerger during the relevant period. The table below sets forth (1) our results of operations for the current period, (2) a pro forma presentation of our results of operations for the 12 month period ended 31 December 2000, adjusted to reflect only our continuing businesses, (3) the results of operations of our continuing businesses for the nine month period ended 31 December 2000 and (4) a pro forma presentation of our results of operations for the nine month period ended 31 December 1999, adjusted to reflect only our continuing businesses.




                                                                Pro forma 12 month                         Pro forma nine
                                              Year ended 31       period ended 31    Nine months ended    onth period ended
                                              December 2001       December 2000     31 December 2000    m31 December 1999
                                              -------------------------------------------------------------------------------

                                                                             ((pound)millions)

Turnover
North America.................................            237                  150                 115                   50
Europe and Middle East........................            521                  534                 405                  336
Australia.....................................            194                  133                 106                  107
Rest of World.................................            151                  185                 136                  212
                                              ----------------- ---------------------------------------- --------------------

Gross turnover................................          1,103                1,002                 762                  705
Less: turnover of joint ventures..............          (139)                (110)                (96)                 (53)
Less: turnover of associates..................          (407)                (496)               (382)                (396)
                                              ----------------- ---------------------------------------- --------------------

Net turnover..................................            557                  396                 284                  256
                                              ================= ======================================== ====================

PBIT
North America.................................             93                   43                  34                   23
Europe and Middle East........................            141                  128                  88                   75
Australia.....................................             72                   53                  46                   48
Rest of World.................................             48                   40                  33                   19
                                              ----------------- ---------------------------------------- --------------------

Segmental operating profit....................            354                  264                 201                  165
Corporate costs...............................           (28)                 (43)                (34)                 (28)
                                              ----------------- ---------------------------------------- --------------------
Operating profit (excluding exceptional items)            326                  221                 167                  137
Exceptional items.............................             30                (170)                (99)                (263)
                                              ----------------- ---------------------------------------- --------------------

Profit before interest and tax................            356                   51                  68                (126)
Interest - ordinary...........................          (123)                (104)                (81)                 (73)
Interest - exceptional........................           (29)                    -                   -                    -
Tax...........................................           (58)                 (29)                (21)                 (50)
Minority interests - equity...................            (2)                  (6)                 (4)                   36
                                              ----------------- ---------------------------------------- --------------------

Retained profit /(loss).......................            144                 (88)                (38)                (213)
                                              ================= ======================================== ====================

Operations

Year ended 31 December 2001 as compared with the pro forma 12 month period ended 31 December 2000

North America

     North America consists of plants in Texas, Massachusetts and Georgia, which had a maximum net generating capacity of 3,019 MW in 2001. We will complete our current construction programme in Texas and Massachusetts in 2002, bringing our total net installed capacity in North America to 4,400 MW. In addition, we have projects under development in New York totalling 1,650 MW. We also conduct energy trading activities, which are principally focussed on selling the physical output of our plants. However, we also perform limited proprietary trading which is subject to clear risk limits.

     Gross turnover in North America increased by 58% from (pound)150 million during the pro forma 12 month period ended 31 December 2000 to (pound)237 million in 2001. Our share of turnover from joint ventures during the year ended 31 December 2001 was (pound)77 million (32% of gross turnover), an increase of 3% as compared to the pro forma 12 month period ended 31 December 2000. 2001 was an important transition year for our North American business, as we brought into operation a significant amount of new capacity in Massachusetts and Texas. The increase in gross turnover principally reflects this increase in generating capacity - maximum capacity of 3,019 MW in 2001, compares with 1,074 MW during the pro forma 12 month period ended 31 December 2000. Our North American proprietary trading business contributed (pound)4 million to PBIT during the year ended 31 December 2001.

     For the 2001 period, we entered into forward sales and purchase contracts to shield us from adverse price fluctuations. Consequently, our plants in Massachusetts (NEPOOL) and Texas (ERCOT) achieved spreads (the difference between the selling price of power plus ancillary services and the cost of fuel) considerably higher than the spot market. To the extent that our output is not forward contracted, we remain exposed to fluctuations in market price. However, we are able to utilise the peak load flexibility of our new plants to take advantage of favourable price opportunities as they arise. We also use our trading and marketing expertise to maximise the revenue from ancillary service available in the markets where we operate.

     During the year ended 31 December 2001, we recorded other operating income of (pound)80 million in compensation for the late commissioning and performance recovery of our new power plants ((pound)28 million during the pro forma 12 month period ended 31 December 2000). This compensation for loss of income is receivable from Alstom, who is both the manufacturer of the gas turbines and the principal contractor for the construction of our new North American plants. The commercial and technical arrangements that support Alstom's completion of our Northern American plants, and the performance recovery programme for the GT 24B gas turbines, both continue to meet expectations. Alstom has demonstrated technical progress and continues to meet its commercial responsibilities.

     Operating profit increased by 116% from (pound)43 million to (pound)93 million. The increase in operating profit primarily reflects the increased turnover of our North American operations, together with the impact of compensation for the late commissioning and performance recovery of our new plants.

     Operating costs consist of both fixed operating costs, such as depreciation, payroll and property taxes, and variable operating costs, such as fuel costs. Our fixed cost base increased in line with the completion of the construction programme and variable costs tracked our profile of physical output. Where appropriate we seek to minimise the impact of fluctuations in fuel supply cost by locking in our fuel supply at the same time that we sell our output.

Europe and Middle East

     Europe and Middle East consists of two plants in the United Kingdom, as well as plants in the Czech Republic, Portugal and Turkey. In addition, we have a plant under construction in Oman and projects under development in Abu Dhabi and Italy. In July 2001, we completed two significant transactions that rebalanced our European portfolio, increased the installed capacity under our direct control and reduced our minority position in legacy assets. Specifically we sold back our 25% equity ownership in UFG (Spain) to Union Electrica Fenosa and acquired the 1,000 MW coal-fired Rugeley plant in the UK. Our total installed capacity in this region at 31 December 2001 was 2,477 MW, as compared to 2,810 MW at 31 December 2000, and the capacity that we now control and operate in Europe and Middle East increased from 1,497 MW to 2,464 MW. When the plants in Oman and Abu Dhabi are completed in 2002 and 2004, respectively, our net installed capacity will be 3,057 MW.

     Gross turnover in Europe and Middle East decreased by 2% from (pound)534 million in the pro forma 12 month period ended 31 December 2000 to (pound)521 million in the year ended 31 December 2001. The decrease principally relates to the sale of our interest in UFG, partially offset by the acquisition of Rugeley.

     Turnover from joint ventures and associates in the region during 2001 was (pound)351 million (67% of the region's gross turnover), a decrease of 6% as compared to 2000, again reflecting the sale of UFG.

     Operating profit, excluding exceptional items, increased by 10% from (pound)128 million in the pro forma 12 month period ended 31 December 2000 to (pound)141 million for the year ended 31 December 2001. The increase in operating profit reflects our share of the profitability of UFG prior to its sale in July 2001, and the contribution from Rugeley since its acquisition, also in July 2001.

     In Europe and Middle East, all of our output in 2001 was subject to either long term power purchase agreements, tolling agreements or shorter term forward sales contracts. In the United Kingdom, we have a tolling agreement for Rugeley until the end of 2005, but our forward sales contract for Deeside (500 MW) terminated in March 2002. We are looking to forward sell output from Deeside, where appropriate, but lower UK wholesale prices means that this plant will be more exposed to fluctuations in market prices. We have mothballed half the generation capacity at Deeside with effect from April 2002, as a result of uneconomic wholesale electricity prices in the England and Wales electricity market. We will reinstate the unit when market conditions improve to support an appropriate financial return from operation. In the Middle East, our Al Kamil plant (285 MW) under construction in Oman and our Shuweihat S1 power and desalination plant (1,500 MW gross; 300 MW net; 100 million imperial gallons per day) under development in Abu Dhabi are both subject to long term power purchase and off-take agreements.

     On 25 July 2001, we sold our 25% stake in UFG to its parent, UEF for cash consideration of 600 million Euros ((pound)372 million) and recognised a gain of (pound)32 million. At 31 December 2000, UFG was included in our consolidated financial statements as an equity investment with a carrying value of (pound)360 million. For the year ended 31 March 2000, the nine months ended 31 December 2000 and the year ended 31 December 2001, the net portion of equity income of UFG recorded by us was (pound)13 million, (pound)5 million and (pound)11 million, respectively.

     Our Italian greenfield development programme continues to move forward in partnership with Ansaldo Energia. Three of the projects - Alessandria (1,600
MW), Montecchio Maggiore (800 MW) and Offlaga (1,600 MW) - are now under formal review by the Ministry of Industry. Within the next few months, we expect to submit applications for an additional three projects. Recently, we increased our ownership stake in eight of the nine projects to 75.5% (our equity stake in Offlaga remains 49%), while Ansaldo continues to hold the other 24.5% position in the eight projects.

Australia

     Australia consists of one plant in Victoria (Hazelwood) one plant in South Australia, (Pelican Point), and the Synergen peaking units also located in South Australia. We also conduct energy trading activities, and in line with our business in North America, these are principally focused on selling the physical output of our plants. However, we also perform limited proprietary trading which again is subject to clear risk limits.

     Turnover in Australia increased by 46% from (pound)133 million in the pro forma 12 month period ended 31 December 2000 to (pound)194 million in 2001. We do not have any joint ventures and associates in Australia. This increase principally reflects improved electricity prices in Victoria - since the third quarter of 2000, both spot and forward prices in Victoria improved significantly allowing the forward contracting of power at improved margins. The average price secured in Victoria in 2001 was approximately A$40 per MW hour as compared to A$35 per MW hour in 2000. In addition, turnover increased as a result of our Pelican Point plant in South Australia commencing combined cycle commercial operation in March 2001. Our megawatts in operation in Australia increased from 1,828 MW at the end 2000 to 2,315 MW at 31 December 2001, an increase of 27%.

     Operating profit, increased by 36% from (pound)53 million in the pro forma 12 month period ended 31 December 2000 to (pound)72 million in 2001. Margins in Victoria benefited from the combined effects of improved wholesale electricity prices and our ownership of Hazelwood's fuel supply, an open pit lignite mine located adjacent to the plant. Pelican Point was successfully commissioned on time and also contributed to this improvement in operating profit.

     Development of the 680 km SEA Gas pipeline project, in which we have a 50% interest, continues to move forward. We have obtained the pipeline licence in South Australia and Indigenous Land Use Agreement in Victoria. The total project is estimated to cost (pound)90 million, and will provide us with a reliable fuel supply, incremental revenue and significant cost savings.

Rest Of World

     The Rest of World consists principally of plants in Pakistan, Malaysia and Thailand, representing a total net capacity of 1,340 MW. In addition, the capacity of our existing plant in Malaysia is being increased by 50% (a net MW increase of 125 MW).

     Gross turnover from assets located outside our three core regions decreased by 18% from (pound)185 million in the pro forma 12 month period ended 31 December 2000 to (pound)151 million in 2001. Our share of turnover from associates in this category during the year ended 31 December 2001 was (pound)118 million, a decrease of 26% as compared to the pro forma 12 month period ended 31 December 2000. The decrease in gross turnover from generation principally reflects the sale of the majority of the Chinese operations as well as the effect of changing the accounting treatment for our investments in Karaganda (Kazakhstan) and Kot Addu (Pakistan) from the equity method of accounting to trade investments as at 1 April 2000.

     Following the resolution of the long running tariff dispute between Hubco and WAPDA, in November 2001 we received from the Hub Power Company in Pakistan (Hubco, of which we own 26%) a (pound)5 million interim dividend payment relating to their year ended 30 June 2001. This interim dividend was the first to be paid to Hubco shareholders in over three and a half years. In January 2002 we received (pound)7 million relating to the final dividend for 2001, and in February 2002, Hubco declared an interim dividend for their year ended 30 June 2002. Our share is (pound)12 million, (pound)10 million of which was received in the second quarter of 2002.

     We have long term power purchase agreements for each of our plants in this region and therefore financial performance is not subject to fluctuations in energy prices. In common with most power purchase agreements, availability is the key factor in determining profitability and all our plants continue to maintain excellent standards.

     Operating profit, excluding exceptional items, increased by 20% from (pound)40 million during the pro forma 12 month period ended 31 December 2000 to (pound)48 million in 2001. The increase in operating profit reflects a full year contribution from our Thailand plant that was commissioned in 2000, and from our interest in Hubco, now that WAPDA is paying their receivables in line with the previously disclosed settlement agreement.

     With respect to our other asset in Pakistan, the Kot Addu Power Company (Kapco, of which we own 36%), the principal terms for implementing the settlement agreement were signed on 20 April 2002.

Nine months ended 31 December 2000 as compared with the pro forma nine months 31 December 1999

North America

     Gross turnover in North America increased 130% from (pound)50 million during the pro forma nine months ended 31 December 1999 to (pound)115 million during the nine month period ended 31 December 2000. Our share of turnover of joint ventures during the nine months ended 31 December 2000 was (pound)63 million (55% of gross turnover), an increase of 34% as compared to the pro forma nine month period ended 31 December 1999. The increase in gross turnover principally reflects the commencement of commercial operations of one new Midlothian plant in Texas.

     Operating profit, excluding exceptional items, increased by 48% from (pound)23 million during the pro forma nine month period ended 31 December 1999 to (pound)34 million during the nine months ended 31 December 2000 reflecting increased turnover; operating profit also includes (pound)28 million in compensation for lost output due to the late commissioning of power plants. Operating costs consist of fixed operating costs, such as depreciation and payroll, and variable operating costs, such as fuel supply. Depreciation increased during the period as a result of new construction. During the pro forma nine month period ended 31 December 1999, we disposed of our equity investments in the Mecklenburg and Hopewell facilities. These disposals resulted in a total gain of (pound)9 million, which was recorded as operating income, which offset operating costs for the period.

Europe and Middle East

     Gross turnover in Europe and Middle East increased by 21% from (pound)336 million in the pro forma nine month period ended 31 December 1999 to (pound)405 million during the nine months ended 31 December 2000. The increase in gross turnover relates principally to the acquisition of a 25% interest in UFG on 30 June 1999 and the commencement of operations at the Marmara facility in Turkey in June 1999.

     Operating profit, excluding exceptional items, increased 17% from (pound)75 million in the pro forma nine month period ended 31 December 1999 to (pound)88 million during the nine months ended 31 December 2000. The increase in operating profit reflects a full nine month contribution from UFG and Marmara and also improved performance at our Deeside facility in the UK, which benefited from the off-take and fuel supply contract negotiated prior to demerger.

Australia

     Gross turnover in Australia remained relatively stable, decreasing from (pound)107 million in the pro forma nine month period ended 31 December 1999 to (pound)106 million during the nine months ended 31 December 2000. Operating profit, excluding exceptional items, decreased 4% from (pound)48 million the pro forma nine month period ended 31 December 1999 to (pound)46 million during the nine months ended 31 December 2000. The results for 2000 reflect a first time contribution from our Synergen plant, which we acquired in May 2000. This increase in contribution has been offset by a small decline in contribution from Hazelwood due to slightly increased outage costs in 2000

Rest Of World

     Gross turnover in Rest of World decreased 36% from (pound)212 million in the pro forma nine month period ended 31 December 1999 to (pound)136 million during the nine months ended 31 December 2000. Our share of turnover from associates and joint ventures during the nine months to 31 December 2000 was (pound)111 million, a decrease of 26% as compared to the pro forma nine months period ended 31 December 1999. The decrease in gross turnover from generation principally reflects the effect of the change of accounting treatment with respect to our investments in Karaganda (Kazakhstan) and Kot Addu (Pakistan) from the equity method of accounting to trade investments as at April 2000.

     Operating profit, excluding exceptional items, increased 74% from (pound)19 million during the pro forma nine month period ended 31 December 1999 to (pound)33 million during the nine months ended 31 December 2000. The increase in segmental operating profit reflects the increased contribution from our Thailand plant and our interest in Hubco

     We concluded that our investment in Kapco should be accounted for by applying the cost method of accounting from 1 April 2000 forward due to the combination of the following factors:

o With the resignation of the independent Kapco director in December 1999 and the inability to agree on his replacement, WAPDA and we continued to be represented by four directors on the Kapco board. Consequently, the board of directors was effectively deadlocked. Furthermore, although the board of directors continued to meet, the deadlock among its members prevented it from conducting its business, which was increasingly determined by management employees.

o We had been unable to negotiate a resolution, or obtain a favourable ruling in Pakistani courts, or proceed to international arbitration or resolve our dispute with WAPDA, which was Kapco's majority shareholder, sole customer and sole lender.

o A significant reduction in the number of our employees on site at Kapco, coupled with our inability to ensure that the key management positions of finance director and operations director were filled in accordance with our nomination and approval rights under the terms of our shareholders agreement with WAPDA meant that we had lost the ability to influence day to day operations at Kapco. Our loss of influence was further confirmed when on 26 April 2000, the court appointed a provisional manager to run Kapco.

     As a result, no income or loss was recorded in respect of Kapco during the nine months ended 31 December 2000. Since then, we have only recorded income in respect of Kapco to the extent dividends are paid by Kapco.

     During the period of the dispute with WAPDA, Hubco was prohibited by court orders from making dividend payments to us and cash flow from operation decreased significantly. These court orders were lifted as part of the settlement agreement in December 2000.

     Other Costs Corporate costs

     Following the consolidation of our corporate office in London and the increased management focus on cost control, corporate costs decreased by (pound)15 million from (pound)43 million for the year ended 31 December 2000 to (pound)28 million for the year ended 31 December 2001, a reduction of 35%. Corporate costs include not only corporate functions but also business support costs for our operations worldwide.

Exceptional Items

Year ended 31 December 2001

The group accounts for the year ended 31 December 2001 record five exceptional items: An onerous lease provision was reassessed in the period to take account of the anticipated results of the rent reviews and to reflect the impact of previously vacant space which was leased during the year. As a result of this reassessment, (pound)8 million of the provision was released.

During the period the Group provided (pound)10 million in respect of a bank guarantee given on behalf of its trade investment, Elcogas. It is probable that the guarantee will be called to prevent Elcogas from breaching capital structure requirements under the Spanish Commercial Code.

On 25 July 2001, the group sold its investment in Union Fenosa Generacion SA realising a profit of (pound)32 million. Further details of the disposal are given in note 28 to the consolidated financial statements.

During the period the China exit provision (created in the nine month period ended 31 December 2000) was reassessed following the disposal of the majority of its remaining investments in China. As a result of this reassessment, (pound)2 million of the provision was released.

The exceptional interest charge of (pound)29 million represents the cost of cancelling the existing interest rate swaps and amortising capitalised arrangement fees in connection with the successful refinancing of the non-recourse debt facility for the Hazelwood power plant in Victoria, Australia.

Nine months ended 31 December 2000

     In the nine months ended 31 December 2000, three exceptional items were recorded - (pound)49 million relating to costs arising out of the demerger of Innogy; (pound)25 million of reorganisation costs relating to the restructuring following the demerger and a provision of (pound)25 million made to cover exit costs from the Chinese market.

     The provision to cover exit costs from China was made following the decision to sell the group's interests in the four joint venture investments made previously by National Power in China and to withdraw from the Chinese market. This provision includes an impairment charge of (pound)13 million on the write-down to net realisable value of assets held for sale, a (pound)7 million loss of a deposit associated with the initial bid for one of the projects on the call of bid bond and (pound)5 million of disposal costs.

     The (pound)49 million demerger cost provision included professional fees of (pound)33 million comprising (pound)7 million for accountants, (pound)8 million for attorneys, (pound)15 million for investment bankers and (pound)3 million for other professionals. Also included were severance costs of (pound)12 million and headquarter relocation of (pound)2 million and other costs of (pound)2 million.

     The(pound)25 million restructuring provision comprised of severance costs of(pound)16 million, office relocation costs of(pound)7 million and other costs of(pound)2 million.

Year ended 31 March 2000

     In the year ended 31 March 2000, a number of the overseas assets were impaired by an aggregate of (pound)246 million as a result of the commercial circumstances in their respective markets.

     In Pakistan, we wrote down the value of our investment in Hubco, a company in which we have a 26% interest, by (pound)44 million and we wrote down the value of our investment in Kapco, a company in which we have a 36% interest, by (pound)87 million. These writedowns arose as a result of legal proceedings that challenged the validity of the tariff to be paid by WAPDA for power produced by Hubco and Kapco. These disputes commenced in May 1998 (with respect to Hubco) and October 1998 (with respect to Kapco). The Pakistani courts issued interim rulings in June 1998 and October 1998, which reduced the amount of the tariff WAPDA was required to pay Hubco and Kapco, respectively. Nevertheless, we continued to believe that any one of or a combination of the following factors would result in a favourable resolution to the dispute: the apparent progress being made in our several legal proceedings ongoing in Pakistan, and our perceived ability to obtain resolution of the dispute by arbitration in accordance with the terms of the relevant power production agreements, and the apparent progress of our various political discussions. At 31 March 1999, we continued to regard the likelihood of a favourable resolution to the dispute as high on the basis of those factors. However, we evaluated the carrying value of our investments in Hubco and Kapco at that time using a discounted cash flow model and we determined they were not impaired. At 31 March 2000 it had become apparent that the dispute with WAPDA would not be resolved in our favour by the Pakistan courts and that we would not be permitted by the Pakistan courts to submit the disputes to arbitration. Furthermore, our efforts to resolve the dispute over the course of almost two years had failed to produce a favourable resolution to the dispute. Accordingly, at 31 March 2000, we again evaluated the carrying value of our investments in Hubco and Kapco, and, in the light of the then current facts and circumstances, determined our investments in Hubco and Kapco were impaired in the amount of (pound)87 and (pound)44 million, respectively. Our evaluation was carried out by updating our discounted cash flow model based on what we believed was the most probable outcome of numerous variables, including, in particular, the estimated tariff level likely to be achieved upon completion of settlement negotiations.

     The interim orders made in June 1998 also restrained Hubco from distributing any funds outside of Pakistan, including distributing its 1997 profits. Hubco was therefore prohibited from distributing dividends throughout the period of its dispute with WAPDA. The prohibition on distributing dividends was lifted pursuant to a binding settlement agreement between Hubco and WAPDA dated 14 October 2001.

     On 17 December 2000, Hubco entered into a non-binding agreement with the Government of Pakistan and WAPDA to settle its dispute with WAPDA. Our agreement of 17 December 2000 had no effect on our financial statements for the year ended 31 December 2000 because no financial benefit was received during the period. On 14 October 2001, Hubco entered into a binding agreement with WAPDA to settle its dispute with WAPDA. Upon payment of amounts due to Hubco from WAPDA pursuant to the terms of the settlement agreement, we will reflect amounts actually received by Hubco in our financial statements. The settlement agreement between Hubco and WAPDA also provides that WAPDA will retroactively pay certain amounts which remain unpaid from the period of the dispute with WAPDA. We will reflect those amounts in our financial statements when they are received by Hubco.

     On 25 October 2000, Kapco entered into a memorandum of understanding with WAPDA regarding the terms of a settlement of their dispute. However, because we now account for Kapco using the cost method of accounting, amounts paid to Kapco in accordance with any eventual settlement agreement will have no effect on our financial statements.

     The board of directors of National Power wrote down the value of our investment in Hazelwood, Australia, by (pound)125 million, in recognition of the fact that future electricity prices in Victoria predicted at the time of the investment had not materialised, with actual prices and future prices predicted by the forward pricing curve at the time the impairment charge was recorded, lower than the original predictions at the time of our investment. The difference between forecast electricity prices at the time of our investment and actual as well as forecast electricity prices at the time the impairment charge was recorded, reflects both the difficulty of predicting electricity prices when we made our investment in 1996 (the privatisation of the electricity market in Victoria had not been completed) and the fact that the interconnectivity between the New South Wales electricity market and the Victoria electricity market allowed the state-run generators in New South Wales to sell surplus capacity into Victoria, which caused a decrease in prices.

     The board of directors of National Power also made write-downs totalling (pound)25 million in respect of a number of other assets. The write-downs consisted of the following:

o (pound)14 million related to our 50% investment in Karaganda Power Company following a reassessment of the carrying value based on value in use;

o (pound)5 million was in respect of the Italian Thai joint venture, which was unable to meet its obligations under its loan agreement with National Power; and

o (pound)6 million related to the Elcogas investment due to uncertainty as to when or if dividends would be received or shareholder debt principal repaid.

     During the financial year ended 31 March 2000, Deeside's gas contract was renegotiated at a cost of (pound)35 million.

Other exceptional items consisted of costs of (pound)14 million relating to the reorganisation as part of the demerger and (pound)4 million of committed severance charges associated with corporate restructuring.

Net interest

     The following table shows information relating to our net interest payable for the businesses retained following demerger. In the periods to 30 September 2000, net interest payable was allocated between Innogy and International Power on the basis that the debts assumed by each party at demerger were attributed to that party at demerger over all periods presented, or since the debt arose. Consequently, net interest charges for that period do not reflect our capital structure as it would have been had we operated as an independent entity during the period nor are they representative of any net interest charges for subsequent periods.



                                                                        Year ended       Nine months to 31       Year ended
                                                                     31 December 2001      December 2000          31 March
                                                                                                                    2000
                                                                    ---------------------------------------- --------------------
                                                                                          ((pound)in millions)
Interest on loans to associates...................................                    -                   -                    2
Other interest receivable and similar income......................                   24                  61                   75
                                                                    ---------------------------------------- --------------------
Interest on bonds, bank loans and overdrafts......................                (123)               (110)                (128)
Interest capitalised..............................................                   23                  12                   17
                                                                    ---------------------------------------- --------------------
Group interest payable and similar charges - ordinary.............                (100)                (98)                (111)
Exceptional interest..............................................                 (29)                   -                    -
Net interest payable in joint ventures............................                 (14)                (10)                 (12)
Net interest payable in associates................................                 (33)                (34)                 (50)
                                                                    ---------------------------------------- --------------------
                                                                                  (152)                (81)                 (96)
                                                                    ======================================== ====================



     Net interest payable for the year ended 31 December 2001 was (pound)123 million before exceptional items. Corporate and subsidiary operations accounted for interest payable of (pound)76 million comprising primarily of gross interest of (pound)123 million on bonds, bank loans and overdrafts offset by (pound)24 million interest receivable and by capitalised interest of (pound)23 million. Associated companies and joint ventures had a net interest payable of (pound)47 million. Consolidated interest cover was 2.7 times (2.4 times excluding interest capitalised). All banking and credit rating covenants were comfortably met with significant margins.

     Included in exceptional items for the year ended 31 December 2001 is an interest charge of (pound)29 million. This represents the cost of cancelling the existing interest rate swaps and amortising capitalised arrangement fees in connection with the successful refinancing of the non-recourse debt facility for the Hazelwood power plant in Victoria, Australia. This refinancing reduces our interest cost, extends the average maturity of the debt and allows the release of cash to the parent company.

Taxation

     The tax charge for the year was (pound)58 million compared with (pound)21 million for the nine months ended 31 December 2000. The tax charge represents an effective tax rate of 28% compared to 24% in the prior period.

     The group has continued to benefit from the utilisation of tax losses and the availability of certain overseas tax concessions. These concessions are expected to expire in the medium term.

     The allocation of the tax liabilities of National Power in the periods to September 2000 between the ongoing operations and those subsequently demerged was calculated as if Innogy operated on a stand-alone basis, with the balance of tax charges allocated to International Power. Consequently tax charges do not necessarily reflect the business or results of operations of International Power as they would have been had we operated as an independent entity during the period.

Liquidity

     The following table shows the group cash flow under UK GAAP for the current period, together with our historical cash flow through the line item "acquisitions and disposals" for the financial year ended 31 March 2000 and for the nine months ended 31 December 2000 on the basis of: (1) the business we retained following the demerger (International Power); (2) the businesses that were demerged (Innogy); and (3) our business prior to the demerger (Group). Below that line item, cash flows are presented for the combined business prior to demerger (Group), which include the cash flow of Innogy for the six months ended 30 September 2000.




                                                           Year ended 31    Nine months ended 31    Year ended 31 March 2000
                                                           December 2001       December 2000
                                                          ----------------  -------------------- -----------------------------------
                                                          Interna-  Interna-                         Interna-
                                                           tional    tional                           tional
                                                           Power     Power   Innogy     Group         Power     Innogy      Group
                                                          ---------------- -------- ----------- ------------ ----------- -----------
                                                                             ((pound)millions)


Net cash inflow/ (outflow) from operating activities....     274     (10)    (289)       (299)          214         541         755
Dividends received from associates and joint ventures...      59       21        -          21           23           3          26
                                                          ---------------- -------- ----------- ------------ ----------- -----------
                                                             333       11    (289)       (278)          237         544         781
Capital expenditure and financial investments...........   (406)    (576)    (114)       (690)        (456)       2,555       2,099
Acquisitions and disposals..............................     318     (42)     (12)        (54)        (353)       (180)       (533)
                                                          ---------------- -------- ----------- ------------ ----------- -----------

                                                             245    (607)    (415)     (1,022)        (572)       2,919       2,347
                                                                                                ============ ===========

Returns on investments and servicing of finance.........   (105)     (44)     (35)        (79)                                (157)
Tax paid................................................     (1)     (10)        -        (10)                                 (24)
Equity dividends paid...................................       -    (116)        -       (116)                                (416)
Management of liquid resources..........................    (48)    1,178     (23)       1,155                                (440)
Financing...............................................     406       90    (140)        (50)                                (793)
                                                          ---------------- -------- -----------                          -----------

Increase in cash........................................     497      491    (613)       (122)                                  517
                                                          ================ ======== ===========                          ===========


The following discusses the cash flow of the businesses we retained following the demerger.

     Operating cash flow for the year ended 31 December 2001 increased to (pound)333 million as compared to (pound)11 million for the nine months ended 31 December 2000. The principal drivers include strong operating profit performance, an increase in dividend receipts from joint ventures and associates (up from (pound)21 million to (pound)59 million) and a reduction in working capital and provisions. Capital expenditure on projects designed to maintain the operating capacity of our power stations was stable at (pound)48 million on an annualised basis. Capital expenditure to increase our operating capacity amounted to (pound)358 million as compared to (pound)540 million for the nine months ended 31 December 2000. This programmed reduction in our capital expenditure reflects the progressive completion of our new build capacity in Massachusetts and Texas.

     Net interest of (pound)105 million was paid in the year reflecting higher levels of average debt in 2001, partially offset by lower average rates of interest. Net tax payments in the year were (pound)1 million. Acquisitions and disposals include the net proceeds of (pound)372 million on the sale of our 25% interest in UFG and an initial payment of (pound)67 million to TXU in respect of the acquisition of our 1,000 MW Rugeley power station in the UK. The balance of the total consideration of (pound)200 million was paid to TXU in January 2002.

Capital Resources

We are of the opinion that we have sufficient working capital for the foreseeable future.

The following table shows information about changes in our net debt position for the year ended 31 December 2001, the nine month period ended 31 December 2000 and the year ended 31 March 2000 (without giving effect to the demerger):



                                                Year ended 31      Nine months ended      Year ended 31
                                                December 2001      31 December 2000        March 2000
                                             -------------------- -------------------- --------------------

Cash and liquid resources....................                643                  107                2,120
Loans and other borrowings - recourse........               (41)                (399)              (2,056)
Loans - non-recourse.........................            (1,251)                (544)                (554)
Convertible bond.............................              (248)                (235)                    -
                                             -------------------- -------------------- --------------------

Net debt.....................................              (897)              (1,071)                (490)
                                             ==================== ==================== ====================


Year ended 31 December 2001

The above net debt of (pound)897 million, excludes the Group's share of joint ventures and associates debt of (pound)487 million. These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power. In view of the significance of this amount, it has been disclosed separately.

Net debt at 31 December 2001 of (pound)897 million is down from (pound)1,071 million at 31 December 2000, reflecting our improved operating cash flow, a reduction in our committed capital expenditure as our US construction programme moves toward completion, and the sale of our interest in UFG for (pound)372 million in July 2001.

On 31 December 2001, we had aggregated debt financing (pound)1,540 million denominated principally in US dollars, Australian dollars, Thai Bahts and Czech Koruna. Of this amount, (pound)112 million and (pound)357 million is due for repayment within the first year and second year, respectively, with the majority of the remaining balance due after four years. At 31 December 2001, 73% of our borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate of the fixed rate debt was 7.38%.

In June 2001, we completed the US$1,375 million ((pound)945 million) ANP credit facility to finance our 4,000 MW merchant power fleet in the US, comprising a portfolio of five generating stations located in Massachusetts and Texas. This funding structure has been assigned investment grade credit ratings by Standard & Poor's (BBB-) and Moody's (Baa3). The construction programme benefits from economies of scale arising through the use of common turbine technology and a single Engineering Procurement and Construction (EPC) contractor for all plants. This financing was a major step to enhance the capital structure of International Power. At 31 December 2001, (pound)258 million of this facility was available to drawdown.

In July 2001, we completed a US$45 million ((pound)31 million) project finance facility to re-finance our wholly owned subsidiary, Thai National Power, for the construction of our 110 MW gas fired cogeneration plant.

In October 2001, we finalised a (pound)371 million corporate revolving credit facility with a three-year maturity. The facility increases our financial flexibility to pursue business development and acquisition opportunities. At 31 December 2001, (pound)321 million of this facility was available to draw down.

Since the year end, Hazelwood Power Partnership secured an Australian Dollar 1,206 million ((pound)437 million) non-recourse facility to refinance its 1,600 MW Hazelwood power plant in Victoria, Australia. This facility will be used to repay existing facilities. The impact of this refinancing on our repayment profile is to reduce first year and second year repayments by approximately (pound)35 million and (pound)20 million, respectively, and to extend the average maturity of the debt by six years.

Pension Case Resolution In April 2001, the House of Lords ruled in our favour in respect of the pensions case relating to the use of the pension surplus by National Power in 1992 and 1995, for which we had contingent funding of (pound)235 million. This contingent funding is no longer required and has been cancelled.

Rating Agency In June 2001, resolution of the pension case was among the factors cited by Moody's Investors Service when the rating agency changed its outlook for our long-term debt from stable to positive. Moody's improved outlook also was supported by: our successful commissioning of plants in the US, Australia and Thailand; the Rugeley acquisition; the settlement agreements in Pakistan; improvements in the Australian power market; and the completion of the funding for our US build programme. In August 2001, Standard & Poor's reaffirmed its BB rating of our long-term corporate credit and senior unsecured debt ratings.

For more information regarding our contractual obligations and commercial commitments, see notes 30, 31 and 32 to our consolidated financial statements.

Item 6......            Directors, Senior Management and Employees

Board of Directors and Executive Officers

     We operate under the overall direction of our board of directors, which is responsible for policy and strategic matters. The board of directors, or the "board", consists of a non-executive Chairman, three executive directors and four non-executive directors. Our articles of association provide that at each annual general meeting of shareholders one third of the directors, excluding the chairman, will retire (on a rotating basis) and are eligible for re-appointment at such meeting. The following table sets forth the age and function of each of our directors and executive officers.

Directors and Executive Officers     Age    Position held
--------------------------------- --------- ------------------------------------

Sir Neville Simms................     57    Chairman and Non executive Director
Peter Giller.....................     60    Chief Executive Officer and Director
David Crane......................     43    Chief Operating Officer and Director
Philip Cox.......................     50    Chief Financial Officer and Director
Dennis Hendrix...................     62    Non executive Director
Anthony (Tony) Isaac.............     60    Non executive Director
John (Jack)Taylor................     63    Non executive Director
Stephen Ramsay...................     40    Company Secretary


     Sir Neville Simms became a non-executive director of the National Power in August 1998, and was appointed as our Chairman in October 2000. He is non-executive Chairman of Carillion Plc. In addition, he is a non-executive director of the Bank of England and a member of the Business Advisory Panel--Trade Partners UK and the President's Committee of the CBI.

     Peter Giller is our Chief Executive Officer. Peter joined the company in April 2000 from ABB Energy Ventures and became an executive director in October 2000. He has overall responsibility for the business and its strategy. He is non-executive Chairman of A&A EIC Electricity Investment Company, Zurich.

     David Crane is our Chief Operating Officer. He joined the company in March 2000 from Lehman Brothers and became an Executive Director in October 2000. He is responsible for the day-to-day management and operations of the business.

     Philip Cox is our Chief Financial Officer and Chief Accounting Officer. Philip joined the company in May 2000 from Invensys plc and became an executive director in October 2000. He is a non-executive director of Wincanton plc.

     Dennis Hendrix became a non-executive director of National Power in September 1997. He is a non-executive director of Allied Waste Industries, Duke Energy Corporation and Newfield Exploration Company. Dennis is retiring as our director at the AGM on 23 May 2002 and will be succeeded by Adri Baan. Adri Baan will be appointed to our board as non-executive director with effect from 1 June 2002. Mr Baan was formerly a member of the Board of the electronics division of Royal Phillips NV and holds a number of international appointments including that of non-executive director of ICI plc.

     Anthony (Tony) Isaac became a non-executive director of the company in October 2000 and is the senior independent director. He is Chief Executive of the BOC Group plc and is a non-executive director of Exel Group plc.

     John (Jack) Taylor became a non-executive director of the company in October 2000. Serving today as a managing director of Caisse De Depot Et Placement Du Quebec, Jack has 36 years experience in private equity, project finance and international banking with The Chase Manhattan Bank and most recently, with the Asian Development Bank as Director-Infrastructure, Energy and Financial Sectors Department West and Private Sector Group.

     All non-executive directors are members of the Audit Committee, Remuneration Committee and the Appointments Committee. All executive directors are members of the Risk Committee.

     Stephen Ramsay became our company secretary and corporate counsel in October 2000. He joined the company in 1996 as the Company Secretary and general counsel of National Wind Power. In 1998 he joined our international legal group where he worked on international projects. As Company Secretary, he is responsible for our secretariat department and corporate legal issues.

     The business address of each of our directors and executive officers is Senator House, 85 Queen Victoria Street, London EC4V 4DP, United Kingdom.

Management of the Group

     In order to facilitate implementation of our future strategy, we adopted a new corporate structure in the nine months ended 31 December 2000 to allow local management relative autonomy with respect to business development while providing appropriate levels of support and overall strategic direction from our headquarters.

     In support of this, management of our three main regions are vested with primary day-to-day responsibility for both business development and asset management in each respective region. In this context, we have regional directors in each of our three main regions who report directly to executive management, as necessary, with respect to business development, prospective investments and overall strategic direction. The regional directors work closely with our global portfolio and risk management teams to ensure that our generation assets are optimised and synchronised in terms of financial controls, operational performance and associated trading and marketing. Our regional directors are supported by in-region professional support, including legal, technical, financial, asset management and trading. In addition, we provide overall strategic direction and, as necessary, specialised technical support and funding.

     In order to enable us to implement our strategy successfully, we emphasise recruitment, retention and development of our personnel. The following table sets forth key members of our senior management.



Senior Management      Age     Position held
-------------------- -------   -------------------------------------------------

Ian Nutt............   49      Chief Executive Officer of ANP
Richard Lappin......   47      Regional Director, Europe and Middle East
Paul Turney.........   50      Regional Director, Europe and Middle East
Ranald Spiers.......   46      Regional Director, Europe and Middle East
Steve Riley.........   40      Regional Director, Australia region
Brett Friedman......   43      Director of Risk Power Management
Paul Parshley.......   51      Director of Corporate Planning and Communications
Peter Barlow........   48      Director of Finance


     Ian Nutt is the Chief Executive Officer of ANP. In his last role he was our Head of Global Operations and, in addition, played a critical role in asset management serving on the boards of Hubco, Kapco, Malakoff and Uni-Mar. He has 27 years experience in development, operation and maintenance of power plants.

     Richard Lappin is a regional director of our Europe and Middle East region with responsibility for Central and Northern Europe. He has been with us since privatisation and is currently Deputy Chairman of Prazska Teplarenska and has been our Country Manager in the Czech Republic for the last two years.

     Paul Turney is a regional director of Europe and Middle East region with responsibility for the Western Mediterranean region. He has over 20 years of experience in project development and, prior to his appointment to the Western Mediterranean, was our director for South East Asia.

     Ranald Spiers is a regional director of our Europe and Middle East region with responsibility for the Eastern Mediterranean region. He has been with us for seven years, having previously worked for BP for twelve years across a wide spectrum of industries, including petrochemicals, detergents, oil refining, downstream gas, advanced materials and aerospace. He was previously our regional director for the Middle East and Africa.

     Steve Riley is the regional director of our Australia region, having joined National Power in 1990. He has held senior positions at two UK power stations and prior to taking up his most recent position was Head of Corporate Strategy and Planning in our UK headquarters.

     Brett Friedman is our director of Risk Power Management, and is responsible globally for developing and implementing our risk management policies. He has previously spent 16 years in the banking industry, primarily involving derivatives and, in addition, has held senior positions in risk management with power companies since 1996.

     Paul Parshley is the director of Corporate Planning and Communications for the company and is responsible for strategic planning and investor and media relations. Previously, Mr Parshley was the director of North American Power and the Global Power Forum at Cambridge Energy Research Associates. Previously he was a senior power industry analyst at Lehman Brothers and Donaldson, Lufkin & Jenrette and before that served on the staff of the US House of Representatives Subcommittee on Energy and the Environment.

     Peter Barlow is the Director of Finance for International Power and is responsible for funding and bank relationships. Mr Barlow joined us in 1998 and has been especially involved in the Project Finance and Treasury areas since that time.

Corporate Governance

The Board

     The board met on seven occasions during the period. A balance between executive and non-executive directors underpinned the effectiveness of our board. In addition to the non-executive chairman, the board consists of three executive directors and three non-executive directors.

     All of the non-executive directors are considered to be independent.

     In accordance with the Combined Code and our articles of association, all directors submit themselves for re-election at least every three years and newly appointed directors are subject to election by shareholders at the first opportunity after their appointment. Newly appointed directors receive comprehensive briefing, and training where appropriate, on the company and their roles, to ensure that they are fully conversant with their responsibilities.

     The board has responsibility for defining strategy, ensuring the successful implementation of approved plans and for the financial policies of the group for which it maintains a schedule of all matters requiring specific board approval. Throughout 2001 this included all strategy decisions and significant capital investment proposals.

     The board receives information on capital expenditure projects and investment proposals in advance of board meetings as well as management reports on the operational and financial performance of the business. Financial performance is monitored on a monthly basis and our overall performance is reviewed against approved budgets.

     All of the directors have access to the advice and services of the company secretary and have access to independent advice should they so wish.

     We have established the following committees: the Audit Committee, the Remuneration and Appointments Committee and the Risk Committee.

     The Audit Committee (comprising the Chairman and all non-executive directors) is responsible for monitoring the work of the internal audit function and its progress against the group's annual internal audit plan, and also reviews reports from the external auditors. In addition to reviewing our accounts, results announcements and accounting policies, the Committee monitors the effectiveness of internal control systems for the board. The Chairman of the Audit Committee is Anthony Isaac.

     The Remuneration and Appointments Committee (comprising the Chairman and all non-executive directors) is responsible, on behalf of the board, for monitoring the performance of our executive directors and making recommendations to the board on remuneration, appointments and matters of management succession. The Chairman of the Remuneration and Appointments Committee is Dennis Hendrix.

     The Risk Committee (comprising the chief executive officer, the chief financial officer, the chief operating officer and senior managers) has responsibility, on behalf of the board, for monitoring the effectiveness of our risk management arrangements. The Committee is also responsible for monitoring our health, safety and environmental performance. The Chairman of the Risk Committee is the chief financial officer.

Relations with shareholders

     The board is accountable to shareholders for our performance and activities.

     We ensure that our Annual General Meeting (AGM) provides shareholders with an opportunity to receive comprehensive information on all aspects of the group's business activities, and to question senior management about business issues and prospects.

     All proxy votes are counted and the level of proxy votes lodged for each resolution is reported at the AGM. In line with best practice, we aim to ensure that the notice of the AGM and the annual report are sent to shareholders at least 20 working days before the AGM.

     We also run, within the terms of the regulatory framework, frequent contact programmes with institutional investors, to discuss matters of strategy and financial performance. All results presentations and all stock exchange announcements are available to shareholders on our website, www.ipplc.com, in the investor relations section. The information on our website is not a part of this annual report.

Accountability and audit

     The board is mindful of its responsibility to present a balanced and understandable assessment of our financial position and prospects, in all reports, both to investors and regulatory authorities. The annual report and interim results are the principal means of achieving this objective.

     An explanation of the respective responsibilities of the directors and auditors in connection with the financial statements is set out on page F-2 of our consolidated financial statements.

Internal control

     Systems are in place to meet the requirements of the UK Combined Code and the Turnbull Guidance for the review of internal controls, including financial, operational and compliance controls and risk management.

     The board has responsibility for our systems of internal control and for monitoring our effectiveness. Any system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives. The systems can only provide reasonable, and not absolute, assurance against material financial misstatement or loss. The principal features of our systems of internal control are:

Control Environment

     The board encourages a culture of integrity and openness. We have an organisational structure with clear lines of accountability and authority across our worldwide operations, supported by appropriate reporting procedures. Each of the regional businesses is accountable to the chief executive through the chief operating officer and is managed within the strategic guidelines and delegated authorities adopted by the board.

Control Procedures

     Control procedures have been established in each of our operations to safeguard the group's assets from loss or misuse and to ensure appropriate authorisation and recording of financial transactions. Risk management procedures are in place for our operations, including our energy marketing and trading activities, which are overseen by the director of Risk Power Management, a member of senior management. The group treasury function operates under defined policies and the Treasury Committee, chaired by the chief financial officer, monitors its activities. All acquisition and development decisions are subject to disciplined investment appraisal processes.

Performance Reporting and Information

     Corporate plan. Executive management submits an annual corporate plan to the board for approval. The plan for each business unit is the quantified assessment of its planned operating and financial performance for the next financial year, together with a strategic review of the following four years. Group management reviews the plans with each operational team. The individual plans are based on key economic and financial assumptions and incorporate an assessment of the risks and sensitivities underlying the projections.

     Performance monitoring. Monthly performance and financial reports are produced for each business unit, with comparisons to budget. Reports are consolidated for overall review by executive management, together with forecasts for the profit and loss account and cash flow. Detailed reports are presented to the board on a regular basis.

     Performance review. Each business unit is subject to a performance review with group management regularly during the year. Actual results are compared to budget and to financial forecasts. Key operational and financial metrics are reviewed together with the risk profile and business environment of the reporting unit.

     Investment projects. These are subject to formal review and authorisation procedures with designated levels of authority. Major projects are subject to board review and approval.

Risk Identification and Management

     There is a continuous process for identifying, evaluating and managing the key risks faced by us. Activities are co-ordinated by the Risk Committee, which has responsibility for ensuring the adequacy of systems for identifying and assessing significant risks, that appropriate control systems and other mitigating actions are in place, and that residual exposures are consistent with our strategy and objectives. Assessments are conducted for all material entities.

     As part of the annual business planning process, the key risks associated with achievement of principal objectives are identified and their impact quantified. During the year, significant changes in the risk profile are highlighted through the business performance reports. The principal risks are reviewed by the Risk Committee, which provides regular reports to the board.

     For each of the businesses that operate in traded energy markets, risk committees have been established to oversee the management of the market, operational and credit risks associated with our energy marketing and trading activities. These committees comprise executive directors, the director of Risk Power Management and senior managers.

Monitoring

     The board reviews the effectiveness of established internal controls through the Audit Committee, which receives reports from management, the Risk Committee, the group's internal audit function and the external auditors on the systems of internal control and risk management arrangements.

     Internal audit reviews the effectiveness of internal controls and risk management through a work programme based on our objectives and risk profile. Findings are reported to operational and executive management, with periodic reporting to the Audit Committee.

     Annual self-certification statements of compliance with procedures are provided by business unit managers. These statements give assurance that controls are in operation and confirm that programmes are in place to address any weaknesses in internal control. The certification process embraces all areas of material risk. The internal audit function reviews the statements and reports any significant issues to the Audit Committee.

Compliance with the UK Combined Code on Corporate Governance

     At this stage of our development, the board believes that the chief executive officer's fixed three-year service contract is appropriate, given his experience and knowledge of the market in which we operate. His remuneration is paid entirely in shares. The service contracts for the other executive directors reverted to a 12-months notice on 2 October 2001.

     In all other respects, we have complied with the provisions of the UK Combined Code throughout the period of the review.

     We have considered the Association of British Insurers (ABI) guidelines on corporate social responsibility, which were issued in October 2001. It is our intention to seek to comply with them in our 2002 annual report.

Directors' and Executive Officers' Interests

     As of 24 April 2002 (the latest practicable date prior to the publication of this annual report) the directors and their immediate families had the beneficial interests in our ordinary shares shown in the table below (including options and awards over), such interests being those: (1) which are required to be notified by each Director to us pursuant to section 324 or 328 of the Companies Act; or (2) which are required pursuant to section 325 of the Companies Act to be shown by the Register of Directors' interests maintained under section 325 of the Companies Act or which are interests of a connected person of a director which would, if the connected person were a director, be required to be disclosed above, and the existence of which is known to or could, with reasonable diligence, be ascertained by that director.

                                                       International Power
                                                            Ordinary
Director                                                  Shares Number
----------------------------------------------------- ----------------------
----------------------------------------------------- ----------------------

Sir Neville Simms....................................            30,000
Peter Giller.........................................           107,756
David Crane..........................................            14,000
Philip Cox...........................................            10,000
Dennis Hendrix.......................................            30,000
Tony Isaac...........................................             5,000
Jack Taylor..........................................             5,000

     None of the directors has any non-beneficial interest in any of our ordinary shares.

     Save as set out in the table above, under the section entitled "Current Board of Directors" and "Options to Purchase our Securities", no director nor any person connected with a director as aforesaid has at the date of this document or is expected to have any interest in our share capital.

Compensation of Directors and Officers

     The table below shows the aggregate remuneration, including employment salaries for executive officers, directors' fees, performance related bonuses, termination payments and other benefits in kind such as company cars, private insurance and payments in lieu of pension arrangements, company cars and fuel of our directors and executive officers for the year ending 31 December 2001. For the purposes of clarity, this table includes only officers and members of the board of the continuing business (International Power plc).



                                                                                                     Aggregate           Aggregate
                                                                                                   remuneration       remuneration 9
                                                                Performance                          year to             months to
                                                                  related         Other            31 December         31 December
31 December 2001                            Salary    Fees        bonus          benefits             2001                 2000
                                         -------------------- ---------------- ------------------------------- ---------------------
                                           (pound)  (pound)        (pound)       (pound)            (pound)                 (pound)

International Power plc Directors
Sir Neville Simms*(1)(2) ...............    175,000    -              -              -                175,000                 56,250
Jose Amusategui* (resigned 25.7.01) ....    -         14,583          -              -                 14,583                 16,250
Philip Cox(3)(6) .......................    260,000    -             121,680        78,975            460,655                104,173
David Crane(3)(6) ......................    260,000    -             121,680        85,349            467,029                104,880
Peter Giller(4)(6) .....................    473,798    -              -             57,200            530,998                155,224
Dennis Hendrix*(2)......................    -         25,000          -              -                 25,000                 16,250
Tony Isaac *(2).........................    -         30,000          -              -                 30,000                  7,500
James Moore (resigned 31.1.01)(5) ......     18,433    -              -              -                 18,433              1,073,798
Jack Taylor *(2)........................    -         25,000          -              -                 25,000                  6,250
                                         -------------------- ---------------- ------------------------------- ---------------------
Total...................................  1,187,231   94,583         243,360        221,524         1,746,698              1,540,575
                                         ==================== ================ =============================== =====================

*       Non-Executive



Notes

(1) Chairman of International Power plc, Sir Neville Simms, has a letter of appointment with a 12 month notice period, for which he receives a fixed fee of(pound)175,000 per annum.

(2) The International Power plc Non-Executive Directors' fees are split between an annual fee of (pound)15,000 for Board membership, a fee for attendance at Board meetings and for general duties as Directors. They each receive a further (pound)10,000 per annum for their membership of Board Committees. In addition, Tony Isaac receives an additional fee of (pound)5,000 per annum for his role as Senior Independent Director.

(3) David Crane and Philip Cox both received a cash supplement of 25% of base salary in lieu of pension scheme arrangements which are included in other benefits.

(4) On 2 October 2000, Peter Giller was allotted a one-off conditional award of 677,564 of our ordinary shares in respect of his three-year term of employment (subject to the rules of the Restricted Share Plan). One third of the ordinary shares conditionally awarded to him (225,856) were allotted on 2 October 2001. A further one third will be allotted on the anniversaries of his appointment to the board in 2002 and 2003. If he leaves the company during this period, he will receive a time apportioned number of Ordinary Shares. The table above reflects the time-apportioned value of his 2001 allotment, based on the share price at 2 October 2001 of 213p per share at the time of allotment and of 201p per share at 31 December 2001. In addition, he is provided with a weekly cash supplement of (pound)1,100 in respect of housing costs incurred.

(5) Agreement was reached with James Moore as to the terms of his resignation on 4 December 2000. He resigned on 31 January 2001 when he received a contractual payment of US$750,000 and he received a further contractual payment of US$750,000 on 31 July 2001. These payments are included in his aggregate 2000 remuneration of (pound)1,073,798. He also received a cash payment of US$216,698 being the sum due from his Supplemental Retirement Plan.

(6) The aggregate remuneration for the 9 months to 31 December 2000 for Peter Giller, Philip Cox and David Crane include their remuneration for the period from October to December 2000 only.


Directors' aggregate emoluments

     The table below sets out the aggregate emoluments of all members of the current and former board of directors for the year ended 31 December 2001 and compares these with the figures for the nine month period ended 31 December 2000.

Summary of emoluments and benefits

                                      Year ended 31     9 months ended 31
                                      December 2001       December 2000
                                   -----------------------------------------
                                               ((pound)in thousands)

Aggregate emoluments..............              1,747                2,041
Termination payments..............                  -                1,805

Highest paid Director

     During the year ended 31 December 2001, the aggregate emoluments (excluding termination payments) of the highest paid director, Peter Giller, were (pound)530,998.

Current Board of Directors

     The intention of the board is to align the interests of directors and, through the employee share plans, employees with those of shareholders. In particular, the Long Term Incentive Plan in which the executive directors will participate is designed to unite and incentivise a new team to achieve defined performance conditions over the first three years of our life following the demerger, the period covered by the operation of the plan.

     David Crane's and Philip Cox's employment can be terminated by us giving not less than 12 months' notice. We may terminate David Crane's and Philip Cox's employment immediately without notice, provided we make a lump sum payment equivalent to 125% of prevailing annual salary for the notice period forgone. If we terminate David Crane's or Philip Cox's employment otherwise than for "cause" (termination which is not in accordance with the terms of their service agreement) we shall, at the executive director's request, pay to him, by way of liquidated damages, a lump sum payment as described above. David Crane and Philip Cox may terminate employment by giving not less than six months' notice.

     David Crane's and Philip Cox's salaries will be reviewed annually by the board.

     David Crane and Philip Cox are entitled to participate in annual bonus arrangements providing 25% of prevailing annual salary for the achievement of pre-set financial and non-financial objectives rising to a maximum of 50% of basic salary for exceptional performance exceeding the objectives determined by the Remuneration Committee.

     Each of the executive directors is also entitled to participate in the Long Term Incentive and the SAYE Plan are available to employees, as described below, subject to meeting the eligibility criteria.

     Peter Giller is not provided with a motor car or membership of our health care plan and medical screening plan. David Crane and Philip Cox are provided with a motor car allowance under our existing motor car arrangements and membership of our health care plan and medical screening plan. Peter Giller receives a weekly cash supplement of (pound)1,100 in respect of housing costs incurred.

     We have a travel insurance policy which includes personal accident insurance. These arrangements apply to Peter Giller, David Crane and Philip Cox.

     Sir Neville Simms was appointed our non-executive Chairman on 2 October 2001. Under the terms of his appointment he is paid (pound)175,000 per annum (plus reasonable expenses). He is required to devote approximately 75 days per annum to the performance of his duties. His appointment continues to our Annual General Meeting held following his 65th birthday, unless terminated by us for good cause or by Sir Neville on giving the other not less than one years notice in writing. The non-executive directors do not have agreements providing for compensation in the event of early termination of their appointment.

     The date of expiry of the current terms of appointment for each of the non-executive directors and their current fees are as follows:

                               Expected expiry of         Total fees and
                                  current terms           other benefits
                             ------------------------ -----------------------
                                                               ((pound))
Non-executive directors
Sir Neville Simms(1).......                        -                 175,000
Dennis Hendrix.............              23 May 2002                  25,000
Tony Isaac.................       Until the 2003 AGM                  30,000
Jack Taylor................       Until the 2003 AGM                  25,000

(1) Sir Neville Simms's contract can be terminated on 12 months notice by either party.

Employee Share Plans

     We have a suite of share-based plans under which employees may acquire our ordinary shares. These plans form an integral part of our strategy to: provide appropriate reward and retention strategies for employees; align employee and shareholders interest through incentive targets based on clear operational and financial metrics; ensure our ability to recruit; motivate and retain staff; enable all our employees to participate in these programmes, where appropriate.

     This suite of share-based plans includes a saving-related share option scheme open to staff in the UK. Over 85% of eligible staff currently participate in the scheme, saving between (pound)10 and (pound)250 per month, with the option to purchase shares at a discount at the end of a chosen three or five-year saving period. We also operate, for UK staff, the International Power Approved and Unapproved Executive Share Option Schemes (ESOS). We are developing a UK Inland Revenue Approved Share Incentive Plan (SIP), a Global Employee Share Ownership Plan, and a Performance Share Plan for executive directors and a small number of senior managers.

     Effective from demerger, a one-off Demerger Plan was established to award, in trust, our ordinary shares to UK staff. A Restricted Share Plan was also established to enable our chief executive officer to be remunerated in our ordinary shares. The chief executive officer does not receive an annual salary or annual bonus. In connection with the Restricted Share Plan, our ordinary shares have been purchased and placed in a trust fund which, at cost, net of administration expenses of the trust, totalled (pound)1.7 million. In line with recommended practice, the fund balance has been written down to nil over the period of service to which it relates. The book value of the fund at 31 December 2001 is (pound)1.0 million (31 December 2000: (pound)1.6 million). The Remuneration Committee vested one third of the shares to Peter Giller on 2 October 2001 and will normally vest one third of these shares on the second anniversary of the conditional award date, and the remaining one third on the anniversary of the conditional award date. A one-off Long-Term Incentive Plan is in place for executive directors and a small number of senior managers.

Options to Purchase Our Securities

Summary of Outstanding Options

     The table below sets forth options to purchase our ordinary shares outstanding as of 24 April 2002 (the latest practicable date prior to the printing of this annual report):

                                                                                                      Issuable          Exercise
                                                          Grant                 Exercise              Ordinary         Price per
                      Plan                                Date                   Dates                 Shares         Ordinary Share
-------------------------------------- ---------------------------------------------------- -------------------- -------------------

Approved Executive Plan...............                 3 October 2000            2003-2010            408,709                311.75p
                                                        22 March 2001            2004-2011            565,010                235.00p
                                                    19 September 2001            2004-2011             49,731                217.00p
Unapproved Executive Plan.............                    2 June 1999            2002-2009             33,206                331.42p
                                                       3 October 2000            2003-2010          2,373,724                311.75p
                                                        22 March 2001            2004-2011          1,417,657                235.00p
                                                    19 September 2001            2004-2011            116,047                217.00p
Executive Share Option Plan...........               18 December 1992            1995-2002             13,838                180.40p
                                                     15 December 1993            1996-2003             60,261                297.94p
                                                     13 November 1994            1997-2004            108,868                336.21p
                                                     13 December 1995            1998-2005            311,866                306.14p
                                                     23 December 1996            1999-2006            501,014                323.22p
                                                      2 December 1997            2000-2007            597,240                386.09p
                                                      1 December 1998            2001-2008            832,542                352.61p
Sharesave Plan........................               31 December 1996                 2002            142,728                246.01p
                                                     24 December 1997                 2001                  0                307.51p
                                                     24 December 1997                 2003              6,729                307.51p
                                                     29 December 1998                 2002              5,554                282.23p
                                                     29 December 1998                 2004              1,194                282.23p
                                                      27 October 2000                 2003                775                250.00p
                                                      27 October 2000                 2005              7,560                250.00p
                                                        18 April 2001                 2004            439,055                188.00p
                                                        18 April 2001                 2006            336,772                188.00p
                                                      11 October 2001                 2004            106,829                200.00p
                                                      11 October 2001                 2006            586,200                200.00p



Summary of Directors' Options under the Sharesave Plan:

     As of 24 April 2002 (the latest practicable date prior to the printing of this annual report), our directors held options to purchase an aggregate of 26,928 ordinary shares.



                                                                         Number of             Exercise Price
                                                Grant Date                Options            (pence per share)      Date Exercisable
                                          ----------------------------------------- ----------------------- ----------------------

Peter Giller.............................      18 April 01                   8,976                    188p                   2006
David Crane..............................      18 April 01                   8,976                    188p                   2006
Philip Cox...............................      18 April 01                   8,976                    188p                   2006
                                                                -------------------
Total at 24 April 2002...................                                   26,928
                                                                ===================


Gains made on Directors' Share Options

     In the financial period ended 31 December 2001, no directors exercised share options, therefore no gains were realised.

Item 7......Major Shareholders and Related Party Transactions

Major Shareholders

     As at 24 April 2002, the following persons had the following interests in 3% or more of our issued share capital:

                                                      Number of    Percentage of
                                                      Ordinary      Issued Share
                                                       Shares         Capital
                                                    ------------   -------------

Name
AXA S.A...........................................    40,552,015         3.63
Franklin Resources, Inc...........................    34,243,433         3.06
Legal & General Investment Management Limited.....    34,230,622         3.06
Morley Fund Management Limited....................    43,930,213         3.93


     Our major shareholders have identical voting rights to the other shareholders.

     Save as disclosed above, so far as is known to the directors, there is no person who directly or indirectly is or will be interested in 10% or more of our issued share capital. So far as is known to the directors, there is no person who could, directly or indirectly, jointly or severally, exercise control over us.

     As of 24 April 2002, the total amount of our voting securities owned by our directors and executive officers as a group was 201,756 shares. For a table showing the amount of our ordinary shares owned by our directors and executive officers on an individual basis, see "Item 6. Directors Senior Management and Employees--Directors' and Executive Officers' Interests".

                                 Amount owned            Per cent.
Title of Class                (number of shares)          of class
-------------------------------------------------- -----------------------

Ordinary shares..............             201,756                    0.02


     Other than as set forth in "Current Directors", none of our directors or executive officers has or have any non-beneficial interest in any of our ordinary shares.

Related Party Transactions

     During the last three financial years, neither we nor any of our subsidiaries has been, or is now, a party to any material transaction or proposed transaction in which any director, any other executive officer, any spouse or other relative of any of the foregoing, or any relative of such spouse, has or was to have a direct or indirect material interest.

     Set forth below is a description of transactions during the last three financial years that we have entered into with Innogy or its subsidiaries, any of our shareholders or a shareholder of a significant subsidiary:

     o an agreement dated 16 March 2000 between Innogy and us relating to the purchase by Innogy of our UK energy business (as amended and restated on 17 August 2000). The consideration for the sale was the issue by Innogy of 58,202 ordinary shares and 108,930,000 redeemable preference shares in Innogy to us and the assumption and discharge by Innogy of certain of our liabilities. Completion of the sale took place immediately following execution of the agreement. Under the agreement we gave no warranties and only limited indemnities. Under the terms of this agreement, Innogy has agreed to assume various of our liabilities and provided certain indemnities in relation to the liabilities assumed on acquisition of the business. In addition, Innogy has agreed to indemnify us on an after-tax basis in respect of 50% of our liabilities arising in relation to various matters defined to be shared liabilities. Shared liabilities include, among other things, liabilities relating to the United Kingdom's Central Electricity Generating Board, corporate history, discontinued businesses, certain industrial disease liabilities and environmental liabilities, and liabilities arising pursuant to or in connection with certain disposal contracts;

     o an agreement dated 16 March 2000 between NPEC and us relating to the purchase by NPEC of the Energy Direct business carried out by us (as amended and restated on 17 August 2000). The consideration for the sale was the issue by NPEC of 1,000,000 ordinary shares to us and the assumption and discharge by NPEC of certain of our liabilities. Completion of the sale took place immediately following execution of the agreement. Under the agreement, we gave no warranties and only limited indemnities. NPEC has provided limited indemnities to us in respect of our liabilities assumed by NPEC on the acquisition of the business;

     o an agreement dated 16 March 2000 between Innogy Technology Ventures Limited and us relating to the purchase by Innogy Technology Ventures Limited of the business carried out by the Innogy Department of National Power including the development of the Redox Energy Storage Technology Project (as amended and restated on 17 August 2000). The consideration for the sale was the issue by Innogy Technology Ventures Limited of 1,000,000 ordinary shares to us and the assumption and discharge by Innogy Technology Ventures Limited of certain of our liabilities. Completion of the sale took place immediately following execution of the agreement. Under the agreement, we gave no warranties and only limited indemnities. Innogy Technology Ventures Limited has provided limited indemnities to us in respect of our liabilities assumed by Innogy Technology Ventures Limited on the acquisition of the business;

     o an agreement, or the "tax agreement", dated 21 August 2000 between Innogy, Innogy Holdings as guarantor and us, regarding tax indemnities and administration following the transfer of our UK energy business to Innogy;

     o an agreement or the "pensions agreement" dated 21 August 2000 between Innogy Holdings, Innogy and us relating to the transitional period of participation in relation to the members of the National Power Section of the ESPS;

     o a Deed of Indemnity dated 21 August 2000 between Innogy, Innogy Holdings and us extending the scope of certain of the indemnities referred to above and dealing with certain other demerger related matters;

     o a Deed of Indemnity dated 17 August 2000 between, Innogy Holdings, NPEC and us extending the scope of certain of the indemnities in the agreement referred to above; a Deed of Indemnity dated 17 August 2000 between Innogy Holdings, Innogy Technology Ventures Limited and us extending the scope of certain of the indemnities in the agreement referred to above;

     o an agreement dated 17 August 2000 between National Wind Power Limited, known as NWP, which was a subsidiary of Innogy, and American National Power Inc., under which NWP agreed to purchase the shares in American National Wind Power Inc., which was owned by ANP, our subsidiary, subject to receiving the consent of the Treasury, for the sum of $1,000. Under the agreement, each of NWP and American National Power Inc. gave certain indemnities to the other party in respect of US taxes;

     o an agreement dated 17 August 2000 between Innogy and us relating to the supply by Innogy to us of the majority of its IT, telecommunications and related support services was terminated, with effect from January 2002;

     o an agreement dated 17 August 2000 between Innogy and us relating to certain intellectual property rights and shared records. The agreement provides for licences between the parties, and imposes certain restrictions on the use and exploitation by the parties of intellectual property owned by us prior to 16 March 2000 and certain intellectual property arising in the period between 16 March 2000 and 17 August 2000. It also provides for the parties to have access to, and rights to copy and use, certain archived records created before 16 March 2000. We further granted a licence to Innogy relating to the use of the NPOWER trade mark until 31 December 2001. Innogy paid us (pound)2 million and we paid Innogy (pound)7 million for the respective rights granted under the agreement;

     o Deeside Power Development Company Limited (DPDCL), a wholly owned subsidiary of ours, entered into an agreement for the sale of firm and interruptible gas for the period 1 August 2000 to 1 April 2002 which provides for, inter alia, the provision of daily contract quantities to Deeside that should provide approximately 100% of Deeside's gas requirement. Standard industry terms and conditions apply to this agreement and prices were fixed at different levels for the period to 31 March 2001 and the year to 1 April 2002; and

     o International Power and Innogy entered into agreements for the assignment of certain proportions of our capacity in respect of the UK/Belgian interconnector and agreed to pay Innogy an amount equal to certain dividends (if any) it receives.

Item 8.     Financial Information

Consolidated Statements and Other Financial Information

     See "Item 18. Financial Statements" for our audited consolidated financial statements filed as part of this annual report.

Item 9.     The Offer and Listing

     Our shares are listed on the London Stock Exchange. Our registered ADSs are listed on the New York Stock Exchange under the symbol "IPR".

     Each ADS represented four shares until 18 August 2000. Since 18 August 2000, our ADSs represent ten shares.

     The following table sets out for the periods indicated, the highest and lowest closing middle-market quotations as well as the average daily trading volume, for our ordinary shares, as derived from the London Stock Exchange Daily Official List, and for our ADSs, as reported on the Dow Jones Index and adjusted to reflect an ADS to ordinary share ratio of one to ten.

                                                         Ordinary Shares                                         ADSs
                                                ------------------------------------------------- ----------------------------------
Calendar Year                                                                  Average                                     Average
                                                  High            Low        daily trading        High           Low   daily trading
                                                   P               P           volume              $              $        volume
                                                -----------  --------------  ----------------  ------------  ----------  -----------
                                                                                       (thousands of $)
1999
First Quarter................................    536.5           453.5        6,616,886           91.72         77.19        7,220
Second Quarter...............................    534.5           455.3        5,903,083           87.81         71.56       11,983
Third Quarter................................    492.0           418.3        6,761,087           82.97         68.13       13,970
Fourth Quarter...............................    480.0           358.5        5,447,206           80.94         52.50       14,962
2000
First Quarter................................    398.0           297.8        8,582,238           67.19         48.28       27,323
Second Quarter...............................    421.0           277.8        5,195,814           65.78         43.59       19,582
Third Quarter................................    323.4           263.1        7,128,827           48.90         39.41       38,227
Fourth Quarter...............................    324.5           236.5        6,805,633           50.00         33.00       13,884
2001
First Quarter................................    267.5           210.0        9,401,855           39.75         31.00       15,252
Second Quarter...............................    326.8           264.0       12,744,804           46.55         37.20       15,294
Third Quarter................................    327.3           193.8       10,202,442           46.52         28.50        5,758
Fourth Quarter...............................    237.0           189.5        6,706,164           34.70         27.10        2,902

Most Recent 6 months

2001
October......................................    237.0           212.3        6,867,908           34.70         31.06        2,568
November.....................................    226.0           201.5        6,610,386           33.00         28.99        1,776
December.....................................    205.0           189.5            6,585           29.50         27.10        4,622
2002
January......................................    216.5           199.5          6,667.1           30.70         28.70        3,750
February.....................................    202.5           173.3          7,190.3           28.87         25.45        4,013
March........................................    213.5           177.0         11,073.4           30.40         25.24        2,917

Five Most Recent Financial Years

Year ended 31 March 1998.....................    694.0           479.0        5,381,355           46.89         31.25       18,740
Year ended 31 March 1999.....................    614.0           453.5        5,123,252           40.63         30.88        6,706
Year ended 31 March 2000.....................    534.5           297.8        6,687,731           87.81         48.28       17,039
9 months ended 31 December 2000..............    421.0           236.5        6,805,633           65.78         33.00       24,099
Year ended 31 December 2001..................    327.3           189.5        8,440,012           46.52         27.10        9,913



(1) On 2 October, the effective date of the demerger, the share price of our registered ADSs opened on the NYSE at $68.50 and the share price of our ordinary shares opened on the London Stock Exchange at 295 pence.

     On 24 April 2002, there were 664 registered holders of 212,035 of our shares with addresses in the United States, and one registered holder of 1,109,687 of our registered ADSs (equivalent to 11,096,870 ordinary shares), whose combined holdings constituted approximately 0.99% of our total issued share capital. Some of our shares are held by brokers and other nominees (in the form of our shares), and as a result the above numbers may not be representative of the actual number of beneficial holders or of the number of our shares beneficially held by persons in the United States.

Dividends

     We did not pay any dividends on our ordinary shares or ADSs for the financial year ending 31 December 2001 and we do not intend to pay any dividends in the foreseeable future. Instead, we intend to retain earnings to fund the development and expansion of our business. In addition, the new credit facility contains significant restrictions on the payment by us of any dividends and certain other distributions (whether in cash or in kind) for the duration of the new credit facility.

     Prior to the demerger, we did pay dividends on our ordinary shares and ADSs. The following table sets out the net dividends paid on our ordinary shares and ADSs in respect of each of the financial years ended 31 March, 1998, 1999 and 2000, the 9 months ended 31 December 2000 and the year ended 31 December 2001, excluding any associated UK tax credit in respect of such dividends.




                                                                                                         9 months     Financial year
                                                                                                           ended           ended
                                                        Financial year ended 31 March                   31 December     31 December
                                                  --------------------------------------------- ------------------ -----------------
                                                        1998             1999             2000              2000               2001
                                                  ------------ ---------------- --------------- ------------------ -----------------

Pence per share(1)...............................
Interim..........................................        9.00             9.60            5.00                  -                -
Final............................................       18.00            19.00           10.00                  -                -
                                                  ------------ ---------------- --------------- ------------------ -----------------
Total ordinary dividends.........................       27.00            28.60           15.00                  -                -
                                                  ============ ================ =============== ================== =================

Pounds per ADS(2)
Interim..........................................        0.90             0.96            0.50                  -                -
Final............................................        1.80             1.90            1.00                  -                -
                                                  ------------ ---------------- --------------- ------------------ -----------------
Total ordinary dividends.........................        2.70             2.86            1.50                  -                -
                                                  ============ ================ =============== ================== =================

US dollars per ADS(2)(3).........................
Interim..........................................        1.48             1.52            0.76                  -                -
Final............................................        2.90             3.03            1.52                  -                -
                                                  ------------ ---------------- --------------- ------------------ -----------------
Total ordinary dividends.........................        4.38             4.55            2.28                  -                -
                                                  ============ ================ =============== ================== =================


Notes:

(1) Dividends per share and ADS have not been increased by the associated UK tax credit. Dividends in respect of ADSs paid by the depositary for our ADSs are paid in US dollars, based on a market rate of exchange that differs from the Noon Buying Rate.

(2)     Calculated using a ratio of ten ordinary shares to one ADS.

(3) Our dividends have been translated from pounds sterling into US dollars using exchange rates prevailing on the date the dividends were paid to holders of ordinary shares. The final dividend for the 2000 financial year was paid on 26 July 2000 and has been translated using the Noon Buying Rate of the Federal Reserve Bank of New York on that date using the rate of $1.515 = (pound)1.00.

Item 10.    Additional Information

     Our ordinary share capital as at the close of business on 31 December 2001 was as follows:



                                                           Authorised                                    Issued
                                               --------------------------------------- -------------------------------------------
                                                  Number              Amount ((pound))        Number               Amount((pound))
                                               ---------------- ---------------------- -------------------- ----------------------

Ordinary shares of 50 pence each............... 1,700,000,000         850,000,000.00        1,117,558,463         558,779,231.50
Deferred shares of 1 pence each................            21                   0.21                   21                   0.21
Special rights redeemable preference share.....             1                   1.00                    0                      0




     Our ordinary share capital as at the close of business on 24 April 2002 was as follows:



                                                           Authorised                                    Issued
                                               --------------------------------------- -------------------------------------------
                                                 Number              Amount ((pound))         Number               Amount((pound))
                                               ---------------- ---------------------- -------------------- ----------------------

Ordinary shares of 50 pence each............... 1,700,000,000         850,000,000.00        1,117,559,925         558,779,962.50
Deferred shares of 1 pence each................            21                   0.21                   21                   0.21
Special rights redeemable preference share.....             1                   1.00                    0                      0




     We have also authorised the allotment of ordinary shares to be issued upon conversion of International Power (Cayman) Limited's 2% senior convertible notes, a portion of which are being registered by this prospectus, and upon exercise of outstanding stock options. See "--History of the Share Capital for the Last Three Years" and "Options to Purchase our Securities --Outstanding Options".

History of the Share Capital for the Last Three Years

     As of 31 March 1999, our authorised share capital was (pound)850,000,001, consisting of 1,700,000,000 ordinary shares of 50p each (ordinary shares) and a Special Share of (pound)1 held by the Department of Trade and Industry. As of 31 March 1999, our issued share capital was (pound)610,057,669, consisting of 1,219,580,619 ordinary shares of 50 pence each and one Special Share of (pound)1. On 18 August 2000, the Special Share was redeemed at its par value. By special resolution passed on 29 September 2000, our authorised share capital was increased from (pound)850,000,001 to (pound)850,000,001.21 by the creation of 21 deferred shares of 1 pence each.

     The demerger did not affect our authorised or issued ordinary share capital.

     The alterations in our share capital in the preceding three years (the latest practicable date prior to the publication of this document) are set out below:

     During the financial year ended 31 March 2000, a total of 862,692 of our ordinary shares were allotted and issued as follows:

     o 509,115 ordinary shares were allotted under the Share Option Schemes for an aggregate consideration of(pound)2,038,242.86; and

     o 353,577 ordinary shares were allotted to the trustee of the Profit Sharing Scheme at a price of 503 pence per share.

     During the financial year ended 31 March 2000 and pursuant to the authority given to the directors at the annual general meeting held on 27 July 1999, we purchased a total of 123,970,906 ordinary shares for an aggregate consideration of (pound)458,412,871.76.

     During the nine-month period ended 31 December 2000 (after the change of our financial year from 31 March to 31 December), a total of 1,364,402 of our ordinary shares were allotted and issued as follows:

     o 843,169 ordinary shares were allotted under the Share Option Schemes for an aggregate consideration of(pound)3,666,994; and

     o 458,299 ordinary shares were allotted to the trustee of the Profit Sharing Share Scheme at a price of 344.25 pence per share.

     By resolutions passed on 29 September 2000, a general authority was given to the directors to allot relevant securities up to an aggregate nominal amount of (pound)186,153,058. Except to the extent used for the allotment of securities, such authority will expire at the conclusion of our annual general meeting to be held in 2005 or on 29 September 2005. Additionally, by special resolution passed on 29 September 2000, shareholders gave authorisation for the disapplication of the statutory pre-emption provisions of section 89 of the Companies Act in respect of our equity securities having an aggregate nominal value of (pound)27,902,418.

     Between 31 December 2000 and 24 January 2002 (the latest practicable date prior to the publication of this document), a total of 97,308 shares were allotted and issued as follows:

     The provisions of section 89 of the Companies Act (which confer on our shareholders rights of pre-emption in respect of the allotment of equity securities which are or are to be paid up in cash) apply to our authorised but unissued share capital except to the extent disapplied by the resolutions referred to above.

     97,308 shares were allotted under the Share Option Schemes for an aggregate consideration of (pound)238,424.68.

     By a special resolution passed on 12 June 2001, shareholders gave authority for the disapplication of the statutory pre-emption provisions of section 89 of the Companies Act in respect of our ordinary shares having an aggregate nominal value of (pound)13,968,264, each authority to expire on the earlier of 12 September 2002 or the conclusion of our annual general meeting to be held in 2002.

     Save as disclosed above since 1 April 1998 to 24 April 2002 (the latest practicable date prior to the publication of this document) there have been no changes in our issued share capital and no material changes in the issued share capital of any of our subsidiaries other than intra-group issues by wholly-owned subsidiaries, pro rated issues by partly owned subsidiaries or changes in the capital structure of subsidiaries which have remained wholly-owned throughout the period.

     Save as referred to in this paragraph and under "Employee Share Plans":

     o no commission, discounts or other special terms have, in the three years immediately preceding the date of this document, been granted by us or any of our subsidiaries in connection with the issue or sale of any of our share or loan capital or that of any of our subsidiaries;

     o none of our share capital nor that of any of our subsidiaries is under option or is agreed conditionally or unconditionally to be put under option; and

     o none of our share capital nor that of any of our subsidiaries has, within three years before the date of this document, been issued or agreed to be issued or is now proposed to be issued fully or partly paid either for cash or for a consideration other than cash to any person not being another member of the Group.

Memorandum and Articles of Association

     We are a public limited company, formed under the laws of England and Wales. We are registered as Company No. 2366963 with The Registrar of Companies for England and Wales.

     Our memorandum of association provides that our principal objects are to:

     o    carry on the business of a holding company;

     o carry on all kinds of commercial, industrial, trading and financial operations and enterprises connected with electricity and other forms of energy; and

     o carry on any other business or activity of any nature whatsoever which may seem to the directors to be capable of being conveniently or advantageously carried on in connection or conjunction with any business of ours or to be expedient with a view directly or indirectly to enhancing the value of or to rendering profitable or more profitable any of our assets or utilising our skills, know-how or expertise.

     Our objects are set out in full in Clause 4 of our memorandum of association.

     Our Articles contain (amongst others) provisions to the following effect:

Dividends

Ordinary Shares

     Subject to the rights of the holder of any future class of shares having priority, the holders of ordinary shares are entitled equally amongst themselves, but in proportion to the amounts paid up on the ordinary shares held by them, to share in the whole of our profits available for distribution and received to be distributed. No amount paid on a share in advance of calls shall be treated as paid on the share. We may fix the time for payment of dividends but no dividend shall exceed the amount recommended by the directors. If and so far as in the opinion of the directors our profits justify such payments, the directors may pay interim dividends on the ordinary shares of such amounts and on such dates and in respect of such periods as they think fit.

     (1) No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Companies Act, and every other statute, statutory instrument, regulation or order for the time being in force concerning companies and affecting us (the "statutes").

     (2) Any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to us.

     (3) The directors, with the prior sanction of an ordinary shareholders' resolution, may offer to the holders of ordinary shares the right to receive, in lieu of dividend (or part thereof), an allotment of new ordinary shares credited as fully paid.

     However, there is a current prohibition on the payment of dividends by us under the terms of the new credit facility.

Deferred Shares

     Holders of deferred shares are not entitled to receive dividends nor have any other right of participation in the company.

Rights to Share in Profits

     Holders of our shares have no rights to share in our profits.

Return of Capital

Ordinary Shares

     Subject to the rights of the holder of any future class of ordinary shares having priority, the liquidator may, with the authority of an extraordinary resolution:

     (1) divide amongst the members in specie or in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided and may determine how such division shall be carried out between the members; and

     (2) vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit but no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

Deferred Shares

     On a return of capital on the winding-up of the company or otherwise, the holder(s) of the deferred shares shall be entitled, subject to the payment to the holders of all other classes of the amount paid upon such shares to a repayment of the capital paid up on the deferred shares, but shall have no further rights of participation in our assets.

Liability to Further Capital Calls

     Holders of our ordinary shares are not subject to calls on capital by us provided that the amounts required to be paid on issue have been paid up in full. All of our issued ordinary shares are fully paid.

Principal Shareholder Restrictions

     There are no provisions in our memorandum or articles of association that discriminate against shareholders as a result of the shareholder owning a substantial number of shares.

Shareholders' Meetings and Notices

     Under English law, there are two types of general meetings of shareholders, annual general meetings and extraordinary general meetings. We must hold an annual general meeting in each calendar year not later than 15 months from the previous annual general meeting. At an annual general meeting, shareholders vote on matters including declaring dividends, receiving and/or adopting the accounts and the reports of the directors and auditors, appointing or re-appointing directors to fill vacancies, and the fixing of directors' remuneration. Any other general meeting is an extraordinary general meeting.

     Subject to certain provisions of English law, our board may convene an extraordinary general meeting, and, under English law, must call one on a requisition by shareholders holding not less than one-tenth of the paid up capital carrying voting rights. An annual general meeting and an extraordinary general meeting called to pass a special resolution must be called upon at least 21 days' notice specifying the place, day and time of the meeting and the general nature of the business of the meeting. Shareholders may not transact any business other than the appointment of a chairman at any general meeting unless a quorum of shareholders is present.

     There are no provisions in our memorandum or articles of association that enable shareholders to pass resolutions in writing. In addition, English statutory provisions enabling resolutions to be passed on writing, do not apply to public companies such as us.

Limitation on Security Ownership

     There are currently no restrictions under English law or under our memorandum or articles of association that limit the right of non-residents or foreign persons to hold or vote our ordinary shares or ADSs, except in relation to those countries against which the United Kingdom or European Union have imposed sanctions and other limitations that would generally apply to all of the shareholders.

Change in Control

     There are currently no provisions in our memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. There is no general prohibition in English law against companies taking measures to prevent or deter a takeover offer. The City Code on Takeovers and Mergers in the United Kingdom provides that if the board of directors of a company has reason to believe that an offer may be made for its shares they may not take action that might frustrate the offer without approval of its shareholders. In particular, the board is prohibited from issuing shares or options in respect of unissued shares, creating or issuing convertible securities, selling, disposing or acquiring material assets or entering into contracts otherwise than in the ordinary course of business without shareholders consent. The City Code on Takeovers and Mergers is not legally binding but is generally followed by UK listed companies.

     In addition, directors are subject to fiduciary duties, which means that they must act in the interests of the company. The issue of shares and securities that convert into shares requires the approval of shareholders.

Voting

     Except as set forth below under "Restrictions on Voting", there are no limitations on the rights to own securities, including the rights of non-UK resident shareholders to hold or exercise voting rights imposed by either English law or our articles. Every holder of ordinary shares who is present in person (which expression shall include a person present as the duly authorised representative of a corporate member acting in that capacity) at any general meeting shall have one vote, and on a poll every such holder who is present in person or by proxy shall have one vote for every ordinary share of which such person is the holder.

Ordinary Shares
Restrictions on Voting

     If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Companies Act and is in default for a period of 14 days in supplying to us the information thereby required, then (unless the directors otherwise determine) the member shall not (for so long as the default continues) nor shall any transferee to which any such shares are transferred other than pursuant to an approved transfer (as defined in our articles of association) be entitled to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings in respect of the shares in relation to which the default occurred ("default shares") or any other shares held by the member.

     Where the default shares represent 0.25% or more of the issued shares of the class in question, the directors may in their absolute discretion by notice, or a "direction notice" or to such member direct that any dividend or other money which would otherwise be payable in respect of the default shares shall be retained by us without any liability to pay interest and/or that no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer (as defined in our articles) or the member is not himself in default as regards supplying the information required and the transfer is of only part of the member's holding and is accompanied by a certificate given by the member in a form satisfactory to the directors to the effect that after due and careful enquiry the member is satisfied that none of the shares which are the subject of the transfer are default shares. Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer.

     A member loses his right to vote if any call or other sum presently payable by him in respect of the ordinary shares remains unpaid.

Deferred Shares

     Holders of deferred shares have no right to attend or vote at any general meeting.

Transfer of Ordinary Shares

     All transfers of shares which are in certificated form may be effected in writing in any common form or in any other form acceptable to our directors. The transfer instrument must be signed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. The transferor will remain the holder of the shares until the transferee's name is entered in our share register. All transfers of shares that are in uncertificated form may be effected by means of a relevant system.

     The directors may decline to recognise any transfer instrument relating to shares in certificated form unless it is: (1) in respect of only one class of share; and (2) lodged at the transfer office (as defined in our Articles), duly stamped if required, accompanied by the relevant share certificate(s) and other evidence reasonably required by the directors to show the transferor's right to make the transfer and, if the transfer instrument is executed by some other person on the transferor's behalf, the authority of that person to do so.

Variations of Class Rights

     Subject to the Companies Act, whenever our share capital is divided into different classes of shares, the special rights attached to any class of shares may be varied or abrogated, either with the consent in writing of the holders of three quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise).

     Our shares are not subject to any sinking fund.

Alteration of Share Capital

     We may, by ordinary resolution:

     (i) increase our capital by such sums to be divided into shares of such amounts as the resolution shall prescribe;

     (ii) consolidate and divide all or any of our share capital into shares of a larger nominal amount than our existing shares;

     (iii) cancel any shares that, at the date of the resolution, have not been taken, or agreed to be taken, by any person and reduce our share capital by the amount of the shares so cancelled; and

     (iv) subdivide our shares into shares of a smaller nominal amount than is fixed by our memorandum of association, subject to the provisions of applicable English law, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from the subdivision, one or more of the shares may, as compared with the others, have any preferred, deferred or other special rights or be subject to any restrictions, as we have power to attach to unissued or new shares.

     Subject to the provisions of applicable English law, we may purchase, or may enter into a contract under which we will or may purchase, any of our own shares of any class, including any redeemable shares.

     Subject to the provisions of the Companies Act and to any rights conferred on the holders of any class of shares, we may, by special resolution, reduce our share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

Board of Directors

Election

     In accordance with the Combined Code and our articles of association, all directors submit themselves for re-election at least every three years and newly appointed directors are subject to election by shareholders at the first opportunity after their appointment.

     The directors' terms are staggered so that at each annual general meeting of shareholders one third of the directors, excluding the chairman, will retire (on a rotating basis) and are eligible for re-appointment at such meeting. Directors are not required to retire on account of age and can be elected and re-elected at any age. Neither our memorandum nor articles of association require our directors to be shareholders.

     Our articles of association do not provide for cumulative voting with respect to the election of directors. Although not prohibited, cumulative voting is not common practice for English companies.

Voting

     A director generally may not vote upon any proposal, arrangement or contract before our board in which he or she has a material interest. Our articles of association generally prohibit a director from voting on, or being counted in the quorum in relation to, any proposal, arrangement or contract in which the director is materially interested. However, a director shall be entitle to vote on, and be counted in the quorum in respect of, any resolution concerning any of the following matters:

     o the giving of any security or indemnity in respect of money lent or obligations incurred by the director at our request or for our benefit;

     o the giving of any security of indemnity to a third party in respect of a debt or obligation for which he himself has assumed responsibility;

     o any proposal regarding the director's underwriting of our shares, debentures or other securities;

     o any contract concerning any other company in which the director is interested, directly or indirectly (whether as an officer, shareholder, creditor, or otherwise), provided that the director does not hold one percent or more of the equity share capital or voting rights available to members of that company;

     o any proposal concerning the adoption, modification or operation of a superannuation fund, death or disability scheme, or employees' share scheme under which he may benefit; and

     o contracts concerning our purchase or maintenance of any insurance policy under which the director may benefit.

     The ordinary remuneration of any of the directors is determined by the directors, up to an aggregate annual ordinary amount, unless increased by an ordinary resolution.

Borrowing Powers

     The board of directors may exercise all its powers to:

     o    borrow money;

     o mortgage and/or charge all or any part of our business, property or assets and uncalled capital;

     o    issue debentures and other securities; and

     o give security, either outright or as collateral security, for any of our debts, liabilities or obligations, or those of a third party.

     There is a requirement on the directors, under our articles, to limit the borrowings of the International Power Group to two and a half times adjusted capital and reserves (as defined in our articles).

Material contracts

     On 24 November 2000, International Power (Cayman) Limited, or Cayman, a wholly-owned subsidiary company incorporated in the Cayman Islands, issued $357.6 million 2% convertible notes due 2005, convertible into preference shares of Cayman at the holder's option, exchangeable for our ordinary shares, and unconditionally guaranteed on a senior unsecured basis by us.

     The notes are convertible into preference shares of Cayman, which are exchangeable for our ordinary shares at a conversion price of (pound)3.00 at any time between 4 January 2001 and 23 November 2005. Each $1,000 principal amount of notes will entitle the holder to convert such principal amount into paid up value of preference shares of Cayman of $1,000. Investors may elect to receive their ordinary shares in the form of American Depositary Receipts. As at 31 December 2001, none of the notes had been converted.

     The notes may be redeemed at the holder's option at a redemption price of 107.1% of its principal amount, together with accrued and unpaid interest, on 24 November 2003.

     If the conversion option is not exercised, the convertible unsecured notes will be redeemed on 24 November 2005 at a redemption price of 112.4% of its principal amount.

     Provision is made for the possible premium on redemption and included within carrying amount of the bonds. At 31 December 2000, the amount accrued was (pound)0.5 million. The finance cost charged in the profit and loss account comprises the aggregate of the coupon on the convertible unsecured notes and the proportion of the premium on redemption that relates to the financial year.

Exchange Controls

There are no governmental laws, decrees or regulations that restrict or that affect the export or import of capital, including, but not limited to foreign exchange capital restrictions, or that affect the remittance of dividends or other payments to non-resident holders of our securities, except as otherwise set out under "Taxation" below.

Taxation

     The following is a summary of the material US federal income tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs by a US Holder (as defined below) that holds the ordinary shares or ADSs as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of ordinary shares or ADSs by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address US federal income tax considerations applicable to investors that own (directly or indirectly) 10% or more of our voting stock, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that will hold the ordinary shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar). This summary also does not address the US federal income tax treatment of the demerger or of the receipt of Innogy Holdings ordinary shares pursuant to the demerger.

     As used herein, the term US Holder means a beneficial owner of ordinary shares or ADSs that is, for US federal income tax purposes, (i) a citizen or resident of the United States (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Therefore, partners of a partnership holding ordinary shares or ADSs should consult their own tax advisers regarding the application of the US federal income tax consequences of beneficially owning ordinary shares or ADSs through a partnership.

     The summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury Regulations thereunder, administrative rulings and court decisions, as well as on the income tax treaty between the United States and the United Kingdom, or the Treaty, all in effect as of the date of this annual report and all subject to change at any time, perhaps with retroactive effect.

The summary of US federal income tax consequences set out below is for general information only. US holders should consult their own tax advisers as to the particular tax consequences to them of owning ordinary shares and ADSs, including their eligibility for the benefits of the Treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in the tax laws.

US Holders of ADSs

     For US federal income tax purposes, a US Holder of ADSs will be treated as the owner of the ordinary shares that such ADSs entitle the US Holder, held by the Depositary, and references herein to ordinary shares refer also to ADSs representing the ordinary shares.

Dividends

General. Distributions paid by International Power plc out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income and, generally, will not be eligible for the dividends received deduction allowed to corporations. For this purpose, a distribution by International Power plc will include both the actual amount distributed and the amount of UK tax credit discussed below. Distributions in excess of current and accumulated earnings and profits of International Power plc will be treated as a non-taxable return of capital to the extent of the US Holder's tax basis in the ordinary shares or ADSs and thereafter as capital gain. Generally, a US Holder's tax basis in the ordinary shares or ADSs will equal the amount that the US Holder paid for the shares or ADSs less any distributions from International Power plc other than dividends.

Foreign Currency Dividends. Dividends paid in pounds sterling will be included in taxable income of a US Holder in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary (in the case of ADSs) or the US Holder (in the case of ordinary shares), regardless of whether the pounds sterling are converted into US dollars. If dividends received in pounds sterling are converted into US dollars on the day they are received, the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income. If the amount so received is converted into US dollars at an exchange rate different from the one used for including such dividends in the gross income of the US Holder, any difference in US dollars between the amount included in the gross income of a US Holder and the actual amount received by the US Holder will be treated as foreign currency gain or loss, and such gain or loss will be treated as ordinary income or loss.

Effect of UK Tax Credit. Under current law an individual shareholder who is resident in the United Kingdom for UK tax purposes and who receives a dividend from International Power plc is entitled to claim a tax credit in the United Kingdom against the Shareholder's UK income tax liability attributable to the dividend. Although a US Holder that receives a dividend from International Power plc will not be entitled to this UK tax credit, under the Treaty, the US Holder may treat an amount equal to this credit as a withholding tax, tax deemed paid to the UK tax authorities, for which the US Holder may claim a foreign tax credit in the United States (as discussed below). Without providing further evidence of payment, the US Holder may claim a foreign tax credit for this amount by filing IRS Form 8833 with its income tax return for the relevant year.

     Subject to certain limitations, a US Holder who makes the election on Form 8833 described above will generally be entitled to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for the UK tax credit associated with dividends paid by International Power plc.

     For the purposes of the foreign tax credit limitation, foreign source income is classified into one of several baskets, and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Dividends paid by International Power plc generally will constitute foreign source income in the passive income basket or, in the case of certain US Holders, the financial services income basket. In certain circumstances, a US Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the US Holder (i) has not held the ordinary shares or ADSs for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date; the US Holder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property;
(ii) holds the ordinary shares in arrangements in which the US Holder's expected profit, after non-US taxes, is insubstantial; or (iii) US Holders should consult their tax advisers concerning the foreign tax credit implications of making the election on Form 8833 described above.

New Treaty

     The United States and the United Kingdom have recently concluded a new income tax treaty (or the New Treaty). The New Treaty is not effective until it is ratified by the competent authorities in both countries. As of the date of this annual report, the New Treaty is still in the ratification process and we are not certain whether, and if so when, it will be ratified and put into effect. If and when it becomes effective, the New Treaty will put in place new rules that modify the current treatment of US Holders who own ordinary shares or ADSs in International Power plc.

     In particular, the New Treaty, in its current form, repeals the UK withholding tax deemed imposed under the Treaty (discussed above). Therefore, if and when the New Treaty goes into effect in its current form, a US Holder will no longer be eligible for foreign tax credit or deductions in respect of UK tax. Furthermore, the amount of dividends to be included in a US Holder's gross income will no longer include the amount of any UK tax credit amount described above, and, therefore, the amount of dividends that a US Holder will be treated as receiving from International Power plc will be the amount of dividends the US Holder actually receives from International Power plc. US Holders should consult their own tax advisors as to how the New Treaty will affect the US Holders' ownership of ordinary shares or ADSs.

Exchange of ADSs for Ordinary Shares

     No gain or loss will be recognised upon the exchange of ADSs for the US Holder's proportionate interest in ordinary shares. A US Holder's tax basis in the withdrawn ordinary shares will be the same as the US Holder's tax basis in the ADSs surrendered, and the holding period of the ordinary shares will include the holding period of the ADSs.

Sale or Other Taxable Disposition

     Subject to the discussions under "Passive Foreign Investment Company" below, upon a sale or other taxable disposition of ADSs (other than an exchange of ADSs for ordinary shares) or ordinary shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other taxable disposition and the US Holder's tax basis in the ADSs or ordinary shares at the time of such sale or other taxable disposition. If the US Holder has held the ordinary shares or ADSs for not more than one year at the time of such sale or other taxable disposition, such gain or loss will be short-term capital gain or loss. Short-term capital gain generally will be taxed at the same rates as ordinary income. If the US Holder has held the ordinary shares or ADSs for more than one year at the time of such sale or other taxable disposition, such gain or loss will be long-term capital gain or loss. In the case of non-corporate US Holders, generally are taxed at a rate not exceeding 20% of such gain. In the case of corporate US Holders, such gain generally is taxed at the same rate as ordinary income. Losses will be treated as foreign source to the extent that the US Holder received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

Passive Foreign Investment Company

     Generally, for US federal income tax purposes, International Power plc will be a "passive foreign investment company" (or a PFIC), for any taxable year if either (i) 75% or more of its gross income is "passive" income or (ii) 50% or more of the value of its assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. If International Power plc is a PFIC in any taxable year that a US Holder owns ordinary shares or ADSs, the US Holder may be subject to tax at ordinary income rates, and pay interest, on (a) a portion of any gain recognized on the sale of the ordinary shares or ADSs and
(b) any "excess distribution" paid on the shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years).

     Based on its current activities and assets, International Power plc does not believe that it is a PFIC, and does not expect to become a PFIC in the foreseeable future. International Power plc's belief that it is not a PFIC and its expectation that it will not become a PFIC in the future are based on its current and planned activities, and may change in the future. The determination of whether International Power plc is a PFIC is made annually. Accordingly, it may be possible that it will be a PFIC in the current or any future year due to changes in its asset or income composition.

Backup Withholding and Information Reporting

     Payments of dividends and other proceeds with respect to ordinary shares or ADSs by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable Treasury Regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns, or the IRS otherwise notifies the payer. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

            See Pages F-56 to F-62 of our audited consolidated financial pages.

Item 12.    Description of Securities Other than Equity Securities

Not applicable

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. [Reserved]


Item 16. [Reserved]

                                    PART III

Item 17     Financial Statements

            See "Item 18. Financial Statements"

Item 18.    Financial Statements

            See pages F-1 to F-79.

Item 19.  Exhibits

EXHIBIT   DESCRIPTION OF EXHIBIT
NUMBER
------------------ -------------------------------------------------------------

     1.1* Certificate of Incorporation on Change of Name

     1.2* Memorandum and Association of International Power plc

     4.1* Purchase Agreement dated November 17, 2000 between International Power
          (Cayman) Limited, as issuer, International Power plc, as guarantor, and Lehman Brothers International (Europe), Salomon Brothers International Limited

     4.2* Indenture dated November 24, 2000 between International Power (Cayman)
          Limited, as issuer, International Power plc, as guarantor, and Citibank N.A., as trustee

     4.3* Credit Agreement dated 18 August 2000 between the Company, certain
          Arrangers named therein and Deutsche Bank AG London, as agent, for a committed facility in aggregate amounts of U.S.$2,000,000,000 and (pound)235,000,000

     4.4* Deed of Novation to be executed by European Investment Bank, the Company, National Power International Holdings Limited, Innogy Holdings and Innogy

     4.5* Trust Deed and Supplemental Trust Deed to be dated 28 September 2000 between the Company, The Law Debenture Trust Company and Innogy Holdings

     4.6* Agency Side Letter between Innogy and the Company dated 18 August 2000

     4.7* Agreement dated 21 August 2000 between the Company, Innogy Holdings and Innogy regarding the terms of the Demerger

     4.8* Agreement dated 20 July 2000 between the Company, Deeside Power
          Development Company Limited and Innogy relating to the sale and purchase by the Company of Deeside

     4.9* Agreement dated 16 March 2000 between the Company and Innogy relating to the purchase by Innogy of the Company's UK energy business

    4.10* Agreement dated 16 March 2000 between the Company and National Power
          (Energy Co.) Limited relating to the purchase of the Company's Energy Direct business, as amended

    4.11* Agreement dated 16 March 2000 between the Company and Innogy
          Technology Ventures Limited relating to the purchase of the business carried out by the Innogy Department of the Company, as amended

    4.12* Agreement dated 17 March 2000 between the Company and Innogy relating to the sale of certain subsidiaries of the Company

    4.13* Agreement dated 16 November 1999 between the Company and British
          Energy Investment (No.7) Limited relating to the sale of the Eggborough power station

    4.14* Agreement dated 16 November 1999 between the Company and Killingholme
          Generation Limited relating to the sale of the Killingholme power station

    4.15* Agreement dated 18 August 2000 between Innogy Holdings and Deeside
          Power Development Company Limited for Use of the Company's Spare Generator Transformer

    4.16* Strategic Alliance Agreement dated 30 March 2000 between the Company and Innogy, as amended

    4.17* Intellectual Property License and Shared Records Agreement dated 17
          August 2000 between the Company and Innogy

    4.18* IT Support Services Agreement dated 17 August 2000 between Innogy and the Company

    4.19* Occupational Health Services Agreement dated 17 August 2000 between
          Innogy and the Company

    4.20* Pensions Administration Agreement dated 30 May 2000 between the
          National Power Group Trustees, the Company and Aon Consulting Ltd.

    4.21* Insurance Claims Handling Agreement dated 18 August 2000 between
          Innogy and the Company

    4.22* Interconnector Agreement dated 17 August 2000 between Innogy and the
          Company

    4.23* Share Sale Agreement dated 17 August 2000 between National Wind Power
          Limited and American National Power, Inc. for the share capital of American National Wind Power, Inc.

    4.24* Appointment letter for the Company's Non-Executive Directors dated 22
          February 2000

    4.25* Appointment letter for the Company's Non-Executive Directors dated 31
          August 1999

    4.26* Agreement relating to the Assumption of Debt Instruments dated 8
          August 2000 between Innogy and the Company

    4.27* Deed of Change of Principal Employer and Change of Name for the
          Electricity Supply Pension Scheme to be executed by Innogy and the Company

    4.28* Deed of Change of Principal Employer and Change of Name for the
          Company Senior Staff Pension Scheme to be executed by Innogy and the Company

    4.29* Deed of Change of Principal Employer and Change of Name for the
          Company Group Pension Scheme to be executed by Innogy, the National Power Pension Scheme Trustees Limited and the Company

    4.30* Deed of Assignment dated 20 July 2000 between the Deeside Power
          Development Company Limited and Innogy

    4.31* Deed of Indemnity dated 21 August 2000 between Innogy, the Company and Innogy Holdings

    4.32* Deed of Indemnity dated 17 August 2000 between the Company and
          National Power Energy Co. Ltd

    4.33* Deed of Indemnity dated 17 August 2000 between the Company and Innogy
          Technology Ventures Limited

    4.34* Rules of the National Power Group Pension Scheme, ESPS Section, effective from 30 September 1999

    4.35* Rules of the National Power Group Pension Scheme, Main Section

    4.36* Deed of participation for the Company Electricity Supply Pension
          Scheme dated 20 July 2000 between the Company, Innogy and Deeside Power Development Company Limited

    4.37* Deed of Amendment to Electricity Supply Pension Scheme dated 20 July
          2000 by the Company

    4.38* Demerger Pensions Agreement dated 21 August 2000 between Innogy
          Holdings, Innogy and the Company

    4.39* Amended and Restated Deposit Agreement dated 18 August 2000 between the Company, The Bank of New York and the holders and beneficial owners from time to time of American Depositary Shares of the Company

    4.40* Service Agreement dated 30 May 2000 between the Company and Peter
          Giller, as amended

    4.41* Service Agreement dated 26 June 2000 between the Company and David
          Crane, as amended

    4.42* Service Agreement dated 22 June 2000 between the Company and Philip
          Cox, as amended

    4.43* Memorandum of Employment Particulars for James Moore

    4.44* Letter Agreement dated 20 July 2000 between Innogy and Deeside Power
          Development Company Limited regarding Electricity Forward Contracts

    4.45* Gas Supply Agreement dated 19 July 2000 between the Company and
          Innogy

    4.46* Gas Trading Agreement dated 17 August 2000 between the Company and
          Innogy

    4.47* Deed of Amendment dated 17 August 2000 between the Company and Innogy regarding the Hivedown Agreement

    4.48* Indemnity from the Company to the holder of the Redeemable Preference
          Share dated 10 August 2000

    4.49* International Power plc SAYE Plan, effective 2 October 2000

    4.50* International Power plc Inland Revenue Approved Executive Share
          Option Plan, effective 2 October 2000

    4.51* International Power plc Unapproved Executive Share Option Plan, effective 2 October 2000

    4.52* International Power plc All Employee Share Ownership Plan, effective
          2 October 2000

    4.53* International Power plc Long Term Incentive Plan, effective 2 October
          2000

    4.54* International Power plc Restricted Share Plan, effective 2 October
          2000

    4.55* International Power plc Demerger Employee Share Plan, effective 2
          October 2000

    4.56* National Power Sharesave Scheme, as amended

    4.57* National Power Executive Share Option Scheme, as amended

    4.58* Letters from the Company to participants in its various share schemes regarding the Demerger

    4.59* Share Sale Agreement for Dana Petroleum PLC dated 17 August 2000 between the Company and Innogy

    4.60* Share Sale Agreement for share in Innogy held by National Power
          International Limited dated 18 August 2000 between National Power International Limited and the Company

    4.61* Tax Agreement dated 21 August 2000 between the Company, Innogy and
          Innogy Holdings

    4.62* Loss Utilisation Tax Agreement dated 18 August 2000 between the
          Company, Innogy and Innogy Holdings

    4.63* Trademark Assignment dated 17 August 2000 between the Company, Innogy and National Power (Energy Co.) Limited

    4.64* Trademark Assignment dated 18 August 2000 between Innogy Technology
          Ventures Limited and Innogy

    4.65* Deed of Counter Indemnity dated 10 December 1999 between the Company and members of the Pool 4.66* Sponsor Agreement dated 21 August 2000 between the Company, Salomon Brothers International limited and Innogy Holdings

     8.0  Subsidiaries

* Incorporated by reference to International Power plc and National Power PLC's Form 20-Fs filed in prior years.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

                                     INTERNATIONAL POWER PLC


                                     By: /s/ Philip Cox
                                         --------------------------------

                                     Philip Cox

                                     Chief Financial Officer and Director

                                     30 April 2002