Form 20-F
period 2002-12-31
INTERNATIONAL POWER PLC
filed 2003-05-01
CIK 937293

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from            to

Commission file number: 1-13644

INTERNATIONAL POWER PLC

(Exact Name of Registrant as Specified in its Charter)

England and Wales

(Jurisdiction of Incorporation or Organization)

Senator House, 85 Queen Victoria Street, London EC4V 4DP, United Kingdom

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares of 50p each	New York Stock Exchange*
American Depositary Shares each of which represents ten ordinary shares	New York Stock Exchange

*	Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 50p each	1,117,561,520

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17    ☒  Item 18

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports with and furnish other information to the Securities and Exchange Commission, or SEC, from time to time. You may read and copy any document filed or furnished by us at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, because the American Depositary Shares representing our ordinary shares, which we refer to as ADSs, are listed on the New York Stock Exchange, reports and other information concerning us can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Pursuant to the indenture governing our 2% Senior Convertible Notes due 2005, we have agreed to furnish to the SEC quarterly financial information. Such quarterly information will be furnished to the SEC within 90 days following the end of each of our first three fiscal quarters. We have also agreed to file our annual report on Form 20-F with the SEC within 120 days following the end of each fiscal year for so long as those Notes remain outstanding. Certain of these documents are also available at the International Power website at www.ipplc.com. The information on our website is not a part of this annual report.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to herein as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to herein as the Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us and the markets within which we operate, including, among other things:

•	general economic and business conditions;

•	our management’s ability to define appropriate objectives and develop appropriate business strategies;

•	changes in those objectives and business strategies;

•	our future capital expenditure and investments;

•	the existence of competitors, technological changes and developments in our industry;

•	changes in the regulatory environment; and

•	our ability to hire and retain staff with the requisite qualifications and technical skills.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

Selected Financial Data

The selected financial information set forth below has been derived from our audited consolidated financial statements and the notes thereto set forth in “Item 18. Financial Statements” and other financial statements. Prior to 30 September 2000, we were incorporated under the name National Power PLC. On 30 September 2000, we demerged substantially all of our UK businesses into Innogy Holdings plc, or “Innogy” and we were incorporated under the name International Power plc with effect from that date. We urge you to read “Item 5. Operating and Financial Review and Prospects”, and “Item 18. Financial Statements” for further information regarding the businesses transferred to Innogy and our ongoing business for such periods. In addition, during 2000, we changed our financial year end from 31 March to 31 December. Consequently, our first financial period to 31 December is comprised of the nine months ended 31 December 2000. As a result, this period is not comparable with other periods presented in this annual report.

Our consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a reconciliation of our profit after tax (net income) and shareholders’ funds—equity under UK GAAP to US GAAP and a discussion of the principal differences between UK GAAP and US GAAP applicable to us, see note 35 to our consolidated financial statements included elsewhere in this document.

Profit and loss data for our total Group, which includes our continuing and discontinued activities:

	Year ended 31 December			9 months ended 31 December	Year ended 31 March
	2002(1)	2002	2001(2) (Restated)	2000(2) (Restated)	2000(2) (Restated)	1999(2) (Restated)
	($ in millions, except per share data)	(£ in millions, except per share data)
UK GAAP—Group
Turnover: Group and share of joint ventures and associates	1,817	1,129	1,103	2,340	4,421	3,672
Less: share of joint ventures’ and associates’ turnover	(663)	(412)	(546)	(483)	(670)	(663)

Group turnover	1,154	717	557	1,857	3,751	3,009
Operating costs—ordinary	(819)	(509)	(392)	(1,680)	(3,185)	(2,348)
Operating costs—exceptional	(166)	(103)	(2)	(227)	(1,393)	—

Excluding exceptional items	335	208	165	177	566	661
Exceptional items	(166)	(103)	(2)	(227)	(1,393)	—

Operating profit/(loss)	169	105	163	(50)	(827)	661
Share of operating profit of associates and joint ventures	240	149	161	110	140	81
Income from fixed asset investments—ordinary	50	31	—	—	—	—
Income from fixed asset investments—exceptional	67	42	—	—	—	—

Operating profit/(loss) and fixed asset investment income	526	327	324	60	(687)	742
Non-operating exceptional items	—	—	32	(105)	1,296	—

Excluding exceptional items	625	388	326	287	706	742
Exceptional items	(99)	(61)	30	(332)	(97)	—

Profit on ordinary activities before interest and taxation	526	327	356	(45)	609	742
Net interest payable and similar charges—ordinary	(212)	(132)	(123)	(111)	(192)	(171)
Net interest payable and similar charges—exceptional	—	—	(29)	—	—	—

Profit/(loss) on ordinary activities before taxation	314	195	204	(156)	417	571
Tax on profit/(loss) on ordinary activities	(122)	(76)	(64)	(29)	521	(74)

	Year ended 31 December					9 months ended 31 December		Year ended 31 March
	2002(1)		2002		2001(2) (Restated)	2000(2) (Restated)		2000(2) (Restated)	1999(2) (Restated)
	($ in millions, except per share data)		(£ in millions, except per share data)
Profit/(loss) on ordinary activities after taxation	192		119		140	(185)		938	497
Minority interests—equity	(10)		(6)		(2)	(4)		34	1

Excluding exceptional items	278		173		137	143		529	498
Exceptional items	(96)		(60)		1	(332)		443	—

Profit/(loss) for the financial period	182		113		138	(189)		972	498
Ordinary dividends	—		—		—	—		(175)	(354)
Demerger dividend	—		—		—	(392)		—	—

Retained profit/(loss)	182		113		138	(581)		797	144

Basic earnings/(loss) per share:
Basic excluding exceptional items	25.0	¢	15.5p		12.3p	12.8p		43.5p	40.4p
Attributable to exceptional items	(8.7	)¢	(5.4	)p	—	(29.7	)p	36.4p	—
Basic including exceptional items	16.3	¢	10.1p		12.3p	(16.9	)p	79.9p	40.4p
Diluted earnings per share	16.3	¢	10.1p		12.0p	(16.9	)p	79.8p	40.3p
Dividends per share	—		—		—	—		15.0p	28.6p

Note:
(1)	Amounts translated for convenience at the noon-buying rate on 31 December 2002 of £1.00 = $1.6095.
(2)	During the year ended 31 December 2002, we adopted Financial Reporting Standard No. 19—Deferred Tax, which resulted in the restatement of our financial statements of prior periods. The following table provides a reconciliation between profit/(loss) for the financial period and basic earnings per share as originally reported and after adoption of FRS No. 19.

	Year ended 31 December						9 months ended 31 December		Year ended 31 March
	2002		2002		2001 (Restated)		2000 (Restated)		2000 (Restated)		1999 (Restated)
	($ in millions, except per share data)		(£ in millions, except per share data)
Profit/(loss) for the financial period as reported	182		113		144		(573)		259		119
Adoption of FRS No. 19—Deferred Tax	—		—		(6)		(8)		538		25

Profit/(loss) for the financial period—restated	182		113		138		(581)		797		144

Basic earnings per share as reported	16.3	¢	10.1	p	12.9	p	(16.2	)p	35.7	p	38.3	p
Adoption of FRS No. 19—Deferred Tax	—		—		(0.6	)p	(0.7	)p	44.2	p	2.1	p

Basic earnings per share—restated	16.3	¢	10.1	p	12.3	p	(16.9	)p	79.9	p	40.4	p

Selected profit and loss account data for our continuing operations (i.e. excluding Innogy, which was demerged from the Group on 30 September 2000) for all periods presented.

	Financial year ended 31 December					Nine months ended 31 December		Financial year ended 31 March
	2002(1)	2002		2001 (Restated)		2000 (Restated)		2000 (Restated)		1999 (Restated)
	($ in millions, except per share data)	(£ in millions, except per share data)
UK GAAP—Continuing
Turnover: Group and share of joint ventures and associates	1,817	1,129		1,103		762		1,021		1,034
Less: share of joint ventures’ and associates’ turnover	(663)	(412)		(546)		(478)		(664)		(657)

Group turnover	1,154	717		557		284		357		377
Operating costs—ordinary	(819)	(509)		(392)		(225)		(303)		(356)
Operating costs—exceptional	(166)	(103)		(2)		—		(320)		—

Excluding exceptional items	335	208		165		59		54		(356)
Exceptional items	(166)	(103)		(2)		—		(320)		—

Operating profit/(loss)	169	105		163		59		(266)		21
Share of operating profit of associates and joint ventures	240	149		161		108		137		76
Income from fixed asset investments—ordinary	50	31		—		—		—		—
Income from fixed asset investments—exceptional	67	42		—		—		—		—

Operating profit/(loss) and fixed asset investment income	526	327		324		167		(129)		97
Non-operating exceptional items	—	—		32		(99)		(14)		—

Excluding exceptional items	625	388		326		167		191		97
Exceptional items	(99)	(61)		30		(99)		(334)		—
Profit on ordinary activities before interest and taxation	526	327		356		68		(143)		97
Net interest payable and similar charges—ordinary	(212)	(132)		(123)		(81)		(96)		(85)
Net interest payable and similar charges—exceptional	—	—		(29)		—		—		—

Profit/(loss) on ordinary activities before taxation	314	195		204		(13)		(239)		12
Taxation	(122)	(76)		(64)		(29)		(50)		21

Profit/(loss) after taxation	192	119		140		(42)		(289)		33
Minority interests	(10)	(6)		(2)		(4)		34		1

Excluding exceptional items	278	173		137		53		81		34
Exceptional items	(96)	(60)		1		(99)		(336)		—

Profit/(loss) for the financial period	182	113		138		(46)		(255)		34
Ordinary dividends	—	—		—		—		(175)		(354)
Demerger dividend	—	—		—		(392)		—		—

Retained profit/(loss)	182	113		138		(438)		(430)		(320)

Basic earnings per share:
Basic excluding exceptional items	25.0 ¢	15.5	p	12.3	p	4.8	p	6.6	p	2.8	p
Attributable to exceptional items	(8.7)¢	(5.4	)p	—		(8.9	)p	(27.6	)p	—
Basic including exceptional items	16.3 ¢	10.1	p	12.3	p	(4.1	)p	(21.0	)p	2.8	p
Diluted earnings per share	16.3 ¢	10.1	p	12.0	p	(4.1	)p	(20.9	)p	2.7	p
Dividends per share	—	—		—		—		15.0	p	28.6	p

Note:

(1)	Amounts translated for convenience at the noon-buying rate on 31 December 2002 of £1.00 = $1.6095.

Balance Sheet data for our total Group, which include the assets and liabilities of Innogy as at 31 March 2000 and 1999:

	As at 31 December						As at 31 March
	2002(1)		2002		2001 (Restated)	2000 (Restated)	2000 (Restated)	1999 (Restated)
	($ in millions, except share data)		(£ in millions, except share data)
Balance Sheet Information:
UK GAAP Data—Group
Total fixed assets	4,798		2,981		3,152	3,028	4,281	5,024

Total current assets	1,659		1,031		826	260	2,828	1,949
Total current liabilities	(2,261	)(2)	(1,405	)(2)	(615)	(358)	(1,185)	(1,324)

Net current assets/(liabilities)	(602)		(374)		211	(98)	1,643	625

Total assets	6,457		4,012		3,978	3,288	7,109	6,973

Total assets less current liabilities	4,196		2,607		3,363	2,930	5,924	5,649
Total long-term liabilities and provisions	(1,349)		(838)		(1,666)	(1,344)	(3,673)	(3,683)

Net assets employed	2,847		1,769		1,697	1,586	2,251	1,966

Capital stock (excluding long-term debt and redeemable preferred stock)	900		559		559	559	558	620
Other capital and reserves	1,901		1,181		1,111	975	1,584	1,204

Shareholders’ funds—equity	2,801		1,740		1,670	1,534	2,142	1,824
Minority interest — equity	46		29		27	52	109	142

Total equity	2,847		1,769		1,697	1,586	2,251	1,966

Issued and fully paid ordinary shares (millions of shares)	1,118		1,118		1,118	1,117	1,116	1,239

Note:

(1)	Amounts translated for convenience at the noon-buying rate on 31 December 2002 of £1.00 = $1.6095.
(2)	The substantial increase in current liabilities reflects the fact that, as a result of the administration of TXU Europe Energy Trading Ltd, or TXUEET, our tolling contract for all of the output of our Rugeley power station with TXUEET has been terminated. This is an event of default under our £160 million non-recourse term loan to finance the acquisition of Rugeley. In addition, we are in discussions with our bank group in connection with refuted technical events of default under our $1,375 million non-recourse facility to finance American National Power, or ANP. We believe we have constructive and acceptable plans in place to resolve all issues to the mutual benefit of both the banks and us. However, until we formally resolve and document these issues, we will report the total amount outstanding under these loans as current non-recourse debt. See “Item 5—Operating and Financial Review and Prospects—Liquidity” for a further discussion of these issues.

	As at and for the financial year ended 31 December						As at and for the 9 months ended 31 December(1)		As at and for the financial year ended 31 March(1)
	2002(2)		2002		2001(5) (Restated)		2000(5) (Restated)		2000(5) (Restated)		1999(5) (Restated)
	($ in millions, except per share data)		(£ in millions except per share data)
US GAAP Data—Group(3)
Shareholder’ funds-equity	2,828		1,757		1,770		1,656		3,069		2,351
Net income/(loss)(4)(6)	117		73		26		(190)		1,490		461
Basic earnings per share	10.5	¢	6.5	p	2.3	p	(17.0	)p	122.5	p	37.4	p
Diluted earnings per share	10.5	¢	6.5	p	2.3	p	(17.0	)p	122.4	p	37.3	p

Note:

(1)	The US GAAP profit and loss account data includes the results of Innogy for all periods presented through 30 September 2000, the effective date of the demerger.
(2)	Amounts translated for convenience at the noon-buying rate on 31 December 2002 of £1.00 = $1.6095.
(3)	The main differences between UK and US GAAP, which are relevant to our consolidated profit and loss accounts and balance sheets, are described in note 35 of our consolidated financial statements.
(4)	Profit attributable to ordinary shareholders is stated after the cumulative effect of accounting policy changes. Accounting changes gave rise to a profit and loss account charge of £10 million in the financial year 31 March 1999 and £16 million in the financial year 31 March 2000; a £1 million credit in the year ended 31 December 2001 and a £44 million debit in the year ended 31 December 2002. These are described in note 35 of our consolidated financial statements.
(5)	During the year ended 31 December 2002, we adopted Financial Reporting Standard No. 19—Deferred Tax, which resulted in the restatement of our UK GAAP financial statements of prior periods. In addition a further review was undertaken of the deferred tax balances under US GAAP following the adoption of FRS 19. This review resulted in an increased charge to US GAAP net income of £4 million in the year ended 31 December 2001, an increased charge of £4 million in the nine months to 31 December 2000 and further charges of £5 million that relate to each of the years ended 31 March 2000 and 1999, respectively. The impact on shareholders’ funds—equity at 31 December 2001, 31 December 2000, 31 March 2000 and 31 March 1999 is a reduction of £23 million, £19 million, £15 million and £10 million, respectively.
(6)	With effect from 1 January 2002, we adopted Statement of Financial Accounting Standards No. 142—Goodwill and Other Intangible Assets. As a result, goodwill is no longer subject to amortisation. If goodwill had not been amortised for the other periods presented, net income would have increased by £4 million in the year ended 31 December 2001, £22 million in the nine months ended 31 December 2000 and £42 million and nil in the years ended 31 March 2000 and 1999, respectively.

Exchange Rate Information

The tables below provide, for the periods indicated, the period end, average, high and low exchange rates between the pound and the dollar, expressed in dollars per pound, based on the noon buying rates. The average rates for each period reflect the average of the noon buying rates on the last business day of each month during the relevant period. On 25 April 2003, the noon buying rate was £1.00 = $1.5915.

	High	Low	Average Rate	End of Period
	(dollars per pound)
Year ended 31 December 2002	1.6095	1.4074	1.4450	1.6095
Year ended 31 December 2001	1.5045	1.3730	1.4382	1.4543
Nine months ended 31 December 2000	1.5980	1.4005	1.4845	1.4955
Year ended 31 March 2000	1.6765	1.5515	1.6084	1.5922
Year ended 31 March 1999	1.7222	1.6027	1.6521	1.6140

The table below sets forth the high and low exchange rates between the pound and the dollar expressed in dollars per pound, for each of the months in the six month period ended 31 March 2003.

	High	Low
	(dollars per pound)
2003
March	1.6129	1.5624
February	1.6480	1.5727
January	1.6482	1.5975

2002
December	1.6095	1.5555
November	1.5915	1.5545
October	1.5708	1.5525

Risk Factors

We set forth below the major risks our business faces.

A significant portion of our projects operate without long-term PPAs, and are therefore vulnerable to market forces to determine the price and amount of power they sell.

A significant portion of the projects in which we have an interest do not have fixed price long-term offtake agreements (commonly referred to as power purchase agreements, or PPAs). As “merchant” plants whose output we do not commit to sell under long-term contracts, these projects are subject to market forces to determine the amount and price of power that they sell. If our plants are unsuccessful in selling power in amounts or at prices that are sufficient to meet their costs, they may not be able to generate enough cash to service their own debt or to make distributions to us.

Our operations are subject to extensive government regulation, and our inability to comply with existing regulations and requirements or changes in applicable regulations and requirements may have a negative impact on our business, results of operations or financial condition.

Our operations are subject to extensive regulation in each of the countries in which we operate. Regulation that specifically applies to our business generally covers three areas: regulation of energy markets, environmental regulation and regulation of health and safety. The degree of regulation to which we are subject varies according to the country where a particular project is located and may be materially different from one country to another. While we believe our existing projects have the requisite approvals and that we operate our business in compliance with applicable laws, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. We cannot assure you that the introduction of new laws or other future regulatory developments in countries in which we conduct our business will not have a material adverse effect on our business, results of operations or financial condition.

Generally, changes in the legal or regulatory structure in any country in which we operate could make it more difficult to enforce our rights under agreements relating to these projects.

Power project development and acquisition activities may not be successful and we may not recover the costs incurred in these activities.

Although we will actively manage the costs involved in the preliminary steps in the development of a project or the acquisition of assets, the preparation involved in determining whether a project is feasible, economically attractive or capable of financing may require us to expend significant sums.

In connection with the development of a new (greenfield) power generation facility, we must generally obtain governmental permits and approvals, overcome local opposition (if any), as well as negotiate land purchase or leasing agreements, equipment procurement and construction contracts, operation and maintenance agreements, fuel supply and transportation agreements, offtake arrangements and obtain sufficient equity capital and debt financing. Similarly, the acquisition of assets may also entail obtaining substantial regulatory approvals, securing the consent of partners, offtakers and other relevant parties, obtaining the necessary environmental and other permits and financing commitments and performing a significant amount of due diligence.

However, we cannot assure you that any particular power development project or acquisition opportunity will be possible, feasible or economically justifiable. If we are unable to complete the contemplated development project or acquisition, we may not be able to recover the cost we incurred.

We must assess external factors, such as the regulatory environment and market conditions, many years into the future; these assessments may not be borne out by events.

In order to decide to invest in a new power project or to acquire assets, we must make certain assumptions about the price at which we can sell our output in order to assess whether we will be able to recover the incurred cost of such activities. It is our current policy, particularly with respect to the development of greenfield power generation facilities, to enter into PPAs to sell the output from our power generation facilities. However, there may be circumstances where it becomes uneconomic to enter into such agreements or such agreements may be terminated prior to their maturity date. In those circumstances, we sell our output through merchant sales or shorter term forward sales contracts. Merchant sales are exposed to electricity sales price fluctuations. We cannot assure you that sales prices achieved through PPAs, short-term contracts or merchant sales will be sufficient to enable us to recover the incurred cost of developing or acquiring power plant.

We own a minority interest in certain of our project investments and we may not, therefore, be able to exercise complete control over their construction or operation in certain circumstances.

Although we seek to exert a degree of influence with respect to the management and operation of our projects by negotiating to obtain positions on management committees or to share control of the project with our co-venturers, we may not always succeed in achieving or maintaining our position. In those circumstances, we may be dependent on our co-venturers to construct and operate such projects, who may not always approach projects in the manner we would if we were in control. We may also have to rely on their approval to receive distributions of funds from projects or to transfer our interest in projects.

Financing may not be available to us on acceptable terms in the future.

We have financed our existing power generation facilities from a variety of sources, including corporate debt and limited recourse project financing (financing without recourse to our resources beyond our equity commitment to the project). Based on our balance sheet at 31 December 2002, we had £1,654 million of indebtedness. In the event of a default under a financing agreement which we either choose not to cure or cannot cure, the lenders would generally have rights to the relevant plant and any related assets. In the event of foreclosure after a default, we might not retain any interest in the plant. A bankruptcy of a major subsidiary may also constitute an event of default under our corporate debt.

While we intend to seek to finance our activities from corporate debt and limited recourse financing when appropriate, market conditions and other factors may prevent similar financing for future facilities or may limit our ability to refinance existing facilities. In addition, market conditions may limit the number of financial institutions that are willing to provide financing to companies in our industry either in the form of corporate debt or on a limited recourse basis. Consequently, while we do not believe our existing levels of indebtedness will significantly affect our ability to borrow funds in the future in order to finance new facilities or refinance existing facilities, it is possible that we may be unable to obtain the financing we require on terms satisfactory to us.

Our lenders may also require us to guarantee the indebtedness under future facilities. This would render our general corporate funds vulnerable in the event of a default by the plant or subsidiary. Additionally, the terms of our financings may restrict our ability to guarantee future debt, which could adversely affect our ability to fund new projects. The terms of our current financing agreements do not limit the ability of our subsidiaries to incur non-recourse or lease financing for investment in new projects.

We may be required to guarantee the obligations of our subsidiaries or other affiliates arising in connection with their trading activities.

In certain circumstances, our subsidiaries and other affiliates are required to maintain investment grade credit ratings in order to trade in their respective markets. In the event such subsidiaries or affiliates were unable to maintain the required credit rating, we might be obliged to guarantee their obligations or otherwise provide credit support to enable them to continue to operate. Accordingly, in such circumstances, we might be required to finance the obligations of such subsidiaries or other affiliates which may, in turn, have an adverse effect on our financial condition.

Our projects under construction may not commence operation as scheduled.

The commencement of operation of a newly constructed power generation facility involves many risks, including:

•	environmental, engineering and construction risks relating to cost overruns, delays and performance;

•	the breakdown or failure of equipment or processes; and

•	start-up problems.

These risks may significantly delay the commencement of operations of such projects. Delay in the commencement of operations may adversely affect our business performance.

If a project achieves performance below expected levels of output or efficiency, or fails to make specified payments under its financing obligations or to meet certain performance levels, we may forfeit our interest in the project.

New plants have no operating history and may in some cases (for example, in our recently completed plants in the United States) employ recently developed and technologically complex equipment. We maintain insurance to protect against the risk of equipment failure. In addition, we generally obtain warranties for limited periods relating to the construction of each project and its equipment in varying degrees, and contractors and equipment suppliers are obligated to meet certain performance levels. The insurance, warranties or performance guarantees may not be adequate to cover lost revenues or increased expenses, however. As a result, a project may be unable to fund principal and interest payments under its financing obligations and may operate at a loss. A default under such a financing obligation could result in the loss of our interest in a power generation facility.

In addition, power sales agreements entered into with an offtaker early in the development phase of a project may entitle the offtaker to terminate the agreement, or to receive liquidated damages if a project fails to achieve commercial operation or certain operating levels by specified dates, or fails to make specified payments. The exercise of a termination right may trigger the default provisions in a financing agreement (rendering such debt immediately due and payable). As a result, the project may be rendered insolvent and we may lose our interest in the project.

Our power generation facilities may experience equipment failures or may otherwise not operate as planned.

The continued operation of power generation facilities involves many risks, including the failure or performance below expected levels of output or efficiency of our power generation equipment or other equipment, including information technology used to operate our plants and conduct our trading activities. If we have committed to sell electricity under a contract and we cannot generate that electricity due to mechanical failure, we may suffer a loss, either through loss of revenue or due to penalties under the contract. We may also be required to purchase electricity at prevailing market rates from other sources or to make capacity payments to our customers. We cannot assure you that equipment failures in the future will not have a significant adverse effect on our business or results of operations.

Our power generation facilities and our contractors or various development projects are subject to varying degrees of unionisation, which may disrupt operation or delay completion of construction projects.

Our operations are subject to varying degrees of unionisation. Our relationships with the unions have generally been good, save for unauthorised strikes by some members of the Hazelwood workforce following unrest at other power stations in Victoria, Australia in November 2000. While to date our development projects have not been adversely affected by disputes by contractors and their employees, we cannot assure you that future industrial action may not significantly disrupt our operations or delay construction of our development projects.

Our projects are subject to risks which may restrict their ability to pay dividends or make other distributions to us.

Our projects are subject to risks that have the potential to restrict them from paying dividends or making other distributions to us, including uncertainties associated with the following:

•	currency exchange rates fluctuations;

•	economic and political instability;

•	our relationship with government controlled offtakers;

•	currency repatriation; and

•	unexpected changes in regulatory requirements.

If any of the above events were to occur, this may adversely affect our business performance and we might decide to write down the value of any existing or future investments that are affected.

We may not be able to obtain insurance for certain risks under terms acceptable to us.

We generally seek to insure our projects against known risks in accordance with common industry practice. However, we may not be able to obtain insurance, particularly against acts of terrorism or expropriation under terms, including amount of premium payable and deductibles, that are acceptable to us. Furthermore, pursuant to the terms of certain of our debt facilities, our failure to obtain insurance against certain risks, including acts of terrorism, could constitute an event of default. An event of default under one or more of our debt facilities could have a material adverse effect on our financial condition.

Exchange rate fluctuations could negatively affect our financial condition and results of operations through the amount of our equity contributions to, and distributions from, our international projects.

We are subject to risks of currency exchange rate fluctuations. We earn a substantial portion of our revenue in currencies other than the pound sterling. Fluctuations in currency exchange rates can affect, on a pound sterling equivalent basis, the amount of our equity contributions to, and distributions from, our international projects, and therefore might have an adverse effect on our financial conditions.

Our operations in emerging market countries expose us to economic, political and other risks that could have an adverse effect on our financial condition and results of operations.

We have projects and production facilities in emerging market countries, including Turkey, Pakistan, Malaysia and Thailand. We may continue to expand our presence in these and other emerging markets where our operations are subject to risks and uncertainties. Emerging markets are typically less developed commercially and have significantly different social and political structures from those typically found in the United States or Western Europe. Malaysia, Thailand and other Asian countries where we have operations experienced severe economic crises from 1997 to 1999, and we cannot assure you that similar circumstances will not recur in the future. Economic deterioration in these countries could adversely affect our financial condition or results of operations. In addition, military activity and political instability in certain countries in these regions, such as Iraq and Afghanistan, could have a negative impact on the business prospects and results of operations of our production facilities and development projects, including in Pakistan, Turkey and the Middle East.

Market prices for power in the markets where some of our projects operate have been volatile and depressed in recent years.

In recent years, power markets throughout the world have been characterised by new market entrants, regulatory changes and other factors which have contributed to market prices for power that are volatile and sometimes uneconomic; we believe the primary cause for these low prices is oversupply. Accordingly, we may experience difficulty charging prices that provide those projects with sufficient cash to service debt and make distributions to us until such time as that oversupply is rectified. Furthermore, to the extent that market prices continue to be uneconomic, this may have an adverse effect on our business performance in the relevant markets and may, in certain circumstances, require us to write down the value of our existing and future assets in those markets.

Some of our gas-fired projects operate without long-term fuel supply agreements, and we are therefore vulnerable to market forces to obtain fuel.

Some of our gas-fired projects, where we do not have PPAs or shorter term forward sales contracts for our output, do not have long-term fuel supply agreements. Therefore, if we are not able to purchase fuel or transport it to the project, we are not able to generate electricity or sell output. Additionally, if we have contracted to sell electricity, but we are not able to obtain the necessary fuel (or obtain it at our expected price) we may suffer a loss of revenue and we may be required to purchase electricity at the prevailing market price from other sources to meet our contractual obligations.

Our reliance on single suppliers and single customers (which could be government controlled entities) at some of our facilities exposes us to financial risks if either should fail to perform their obligations.

We often rely on a single supplier for the provisions of equipment, materials or fuels required to operate a facility and, at times, we rely on a single customer (which could be a government controlled entity) or a few customers to purchase all or a significant portion of a facility’s output under PPAs. In addition, we rely on a limited number of suppliers for equipment (including spare parts) that a significant proportion of the plants in our portfolio commonly use. In particular, our recently completed plants in the United States rely on a single supplier for most of their equipment, warranties and spare parts.

Any interruption or delay in the supply of equipment, materials or fuels, or our inability to obtain such supplies within a reasonable amount of time, would impair our ability to meet our obligations, cause us to experience delays or incur additional costs. In addition, the failure of any one customer to fulfil its contractual obligations to the facility could have a material adverse effect on such facility’s financial results and could prevent the facility from continuing its operations.

Our operations in emerging market countries expose us to risks related to unexpected changes in regulatory or legal regimes.

In certain of the countries in which we operate, such as Pakistan and Turkey, ownership of power plants by independent companies is permitted by specific exemptions to national law. Our ability to continue operations in these countries or to earn a profit from our operations in these countries could be negatively affected by changes in laws or regulations, such as the imposition of restrictions on foreign ownership, expropriation or repatriation of earnings. In addition, the countries in which we operate or in which we seek to expand our operations could impose high tariffs or increase taxes, which would result in increased barriers to entry.

Prior to the demerger, we did not operate as a separate entity and, as a result, our historical consolidated financial statements may not be indicative of our financial condition or future financial performance.

The consolidated financial statements included elsewhere in this annual report include our results of operations prior to the demerger in October 2000. At that time, we demerged substantially all our UK generating business into Innogy. Consequently, our consolidated financial statements for the periods ended prior to the demerger do not reflect our financial condition, results of operations and cash flows as they would have been had we operated as a separate entity during the periods prior to demerger. Accordingly, they may not be indicative of our future financial performance.

In connection with the demerger, we indemnified Innogy and received indemnities from Innogy in respect of liabilities arising before the demerger.

The demerger was designed to separate our business from Innogy’s businesses and operations. Pursuant to the demerger agreement between Innogy and us, Innogy indemnified us on an after-tax basis against certain liabilities, litigation and claims arising out of certain of their operations as well as against certain tax liabilities payable by us. Similarly, we agreed to indemnify Innogy on an after-tax basis against certain liabilities, litigation and claims arising out of certain of our operations and to indemnify Innogy against certain tax liabilities payable by Innogy. Should Innogy fail to make payments to us that it is required to make under indemnities it has given to us and, as a result, we have to make such payments in its place, our financial position could be materially adversely affected. Additionally, should we be required to make payments to third parties in respect of any liabilities for which we are in receipt of an indemnity from Innogy prior to any payment in respect of such indemnities being received from Innogy, our cash flow could be materially adversely affected.

As part of the demerger, Innogy took ownership of certain UK subsidiaries with a number of open tax issues relating to periods when we owned these subsidiaries. The amount of taxable profits and losses for such periods has not yet been agreed with the Inland Revenue, and we can provide no guarantee as to the availability of tax losses going forward. To the extent that these issues result in additional tax liabilities, an assessment will be made on us. Liability for these exposures will be allocated between Innogy and us pursuant to the indemnity arrangements described above. See “Item 7. Major Shareholders and Related Party Transactions”. We will indemnify Innogy in connection with certain tax liabilities and Innogy will indemnify us against certain other tax liabilities, in each case on an after-tax basis. We may not be able to deduct any indemnity payments we make for tax purposes. However, certain tax liabilities are not indemnified and other liabilities may have been understated, or unforeseen additional liabilities may exist that will have an impact on us.

Item 4. Information on the Company

International Power plc was formerly named National Power PLC, an entity created in March 1990 as part of the privatisation of the UK’s Central Electricity Generating Board, or CEGB, under the Electricity Act 1989. We demerged substantially all our UK businesses into Innogy Holdings plc on 2 October 2000, effective as of 30 September 2000, and retained substantially all our international businesses. Our registered office is at Senator House, 85 Queen Victoria Street, London EC4V 4DP, United Kingdom, +44 (0)20 7320 8600.

We are an international wholesale power generator and developer with, as at 31 December 2002, interests in 13 countries. Our operating power plants have capacity totalling 15,735 megawatts (or MW) gross, or 10,890 MW net (one million watts equal one megawatt). We are currently building Shuweihat S1, a combined water and power plant in Abu Dhabi which, when operational, will increase the capacity of our operational portfolio by approximately 1,500 MW gross (300 MW net). In addition, we recently announced that we had entered into an agreement to acquire a 20% interest in, and to further develop the Umm Al Nar combined water and power plant in Abu Dhabi. When completed, this project will have an installed capacity of 1,550 MW. Our diverse portfolio includes plants that are fuelled by natural gas, coal and oil. We are headquartered in London and, for reporting purposes, we organize our business into four groups: North America, Europe and Middle East, Australia and Rest of World. We operate regional support offices in the United States, Australia, the Czech Republic, Spain, Italy, Japan and UAE.

We commenced our international activities in 1992 when we led a consortium that purchased from Electricidad de Portugal the unfinished 600 MW Pego power station in Portugal. Since 1992, we have acquired interests in plants in the United States, Australia, Spain, Malaysia, the Czech Republic, Pakistan, the United Kingdom, China, Oman and Kazakhstan and have developed or are developing projects in the United States, Australia, Turkey, Oman, UAE, Pakistan, Italy, Portugal, Malaysia, the United Kingdom, Abu Dhabi, Thailand and Japan. As at 31 December 2002, our net capacity in operation and under construction was 11,190 MW.

Business Environment

In the United Kingdom and the United States, wholesale power prices are characterized by weakness, largely due to oversupply. However, we operate an international portfolio of assets, and demand-supply cycles vary across regions. In addition, we sell a significant proportion of the power we generate through long-term offtake agreements. This diversification reduces our exposure to short-term market cycles. Our strategy to have a geographically diverse asset portfolio is one of our competitive advantages; the benefits were clearly demonstrated in 2002 with strong performances in areas such as Australia and Pakistan, which offset downward pressure in other regions.

Our Future Strategy

Our future strategy is twofold: firstly, we look to maximise the value of our existing portfolio of investments; secondly, we continue to seek future investment opportunities that meet our project evaluation and financial return criteria, which are, in essence, to improve our financial return to shareholders while reducing the risk inherent in our business. We will consider entering into alliances with other companies which could involve the joint venturing of assets or the taking or giving of minority interests, if we believe such alliances will enable us to implement our strategy, whether in relation to particular markets or more generally. Our principal regions of focus will be North America, Europe and Middle East and Australia, although we may consider investment in other regions.

Maximising Value From Our Portfolio

We own a geographically diverse portfolio of power plants. Our specific strategies for value enhancement in each country and for each individual asset will be tailored to local requirements, but generally we will seek to achieve the following:

•	Optimising the operations of our power plants: we intend to optimise the operations of our power plants through several means, including managing all of our assets to high standards of operating performance; managing our assets on a portfolio basis, particularly with regard to contingency and strategic spare part planning, so as to minimise the loss of generation during forced outages; closely coordinating plant operation with trading activity to maximise the value of our uncontracted output; standardising management reporting for all investments; and utilising our management experience to successfully prepare certain of our plants for the introduction of competition in the relevant energy market;

•	Leveraging our existing assets: we intend to leverage our investments to enhance earnings in several ways, including financing at a variety of corporate, project and intermediate corporate levels, capturing operational and administrative economies of scale in asset aggregation, capitalising on market knowledge derived through asset ownership and leveraging off the skills, expertise and ideas of the personnel we and our associates employ; and

•	Trading assets to maximise value: we intend to be a net accumulator of assets and to increase the size of our portfolio over time. However, as part of our strategy of seeking to maximise the value of our investments, we will sell assets if we expect it to produce a higher return by selling or a comparable return with lower risk.

Future Investments

We will subject new investment opportunities to rigorous evaluation criteria, with a focus on the following elements:

•	Economic return: new investments must meet stringent economic return criteria based on the principle that we must reasonably believe any prospective capital investment will yield, on an after-tax cash flow basis, a return in excess of a target spread (adjusted for risk) over our estimated weighted average cost of capital. As part of this evaluation, we intend to test investment projections to ensure that they are both reasonable over the life of the investment and balanced in terms of timing of cash flow, based on realistic assumptions;

•	Market suitability: we intend to invest in countries that have a track record of respecting foreign direct investment, that offer a significant opportunity for future investment and growth and that complement our portfolio of assets; and

•	Degree of control: we do not intend to invest in minority positions where we are not in a position to contribute directly to the realisation of projected return on investment. We do not intend to make passive investments. We are prepared to share management control of our investments where we have partners that have complementary or equivalent commercial, technical and operating expertise.

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

Portfolio Asset Management

With respect to both our existing assets and our prospective investments, we intend to manage our portfolio in a manner which optimises our return potential while mitigating the risks inherent in our business. In particular, we intend to manage on a portfolio basis with regard to the following:

•	Geopolitical diversity: to manage the political risk inherent in foreign direct investment in a vital industry, we intend to concentrate the majority of our investments in the developed countries of North America, Europe and Middle East and Australia. In this regard, we will also give careful consideration to the nature of the regulatory risk associated with our investments in the countries in which we invest;

•	Resource allocation and industry cycles: we believe the various electricity markets in which we operate will be subject to periodic intervals of supply-demand imbalance. We intend to use our resources and operate our trading and marketing operations in a manner that seeks to anticipate these periods of surplus and shortfall in supply;

•	Offtake—merchant versus contracted: we intend to maintain a balance in our portfolio between contracted output and uncontracted output (i.e., merchant plants); and

•	Technology and fuel type: with due account to the environmental factors which tend to favour gas-fired generation over coal-fired generation in many markets, we intend to maintain a portfolio of generation assets employing various technologies and primary fuels. In this regard, we have no present intention to buy or operate nuclear power plants or to invest in other power companies which generate power principally through nuclear power plants.

Facilities

As at 31 December 2002, we had interests in power generation facilities in operation representing in aggregate 15,735 MW (gross) and 10,890 MW (net). In addition to generating electricity, some of our plants are cogeneration facilities that also produce thermal energy, which we sell to industrial users and district heating schemes.

We sell the output either under the provisions of long-term PPAs or through direct sales into competitive markets in those countries where such a market exists.

The proportion of output from power stations that we sell into a competitive market is exposed to price fluctuations in such markets. Our various trading operations can limit our exposure to a degree by entering into hedging contracts that fix the price at which we sell output over the period of the hedging contract.

Fuel for power stations in which we have invested include natural gas, coal and oil, which are sourced either under long-term supply contracts or via market purchases.

The table below sets out details in relation to our operating power plants and plants under construction as at 31 December 2002.

Plant	Fuel	Gross capacity MW power	Net capacity MW power	Gross capacity MW heat	Net capacity MW heat(4)
Operating
North America
Hartwell, Georgia, USA	Gas (OCGT(1))	310	155
Oyster Creek, Texas, USA	Gas (Cogen/CCGT(2))	425	210	100	50
Hays, Texas, USA(3)	Gas (CCGT)	1,100	1,100
Midlothian I and II, Texas, USA(3)	Gas (CCGT)	1,650	1,650
Blackstone, Massachusetts, USA(3)	Gas (CCGT)	570	570
Milford, Massachusetts, USA	Gas (CCGT)	160	160
Bellingham, Massachusetts, USA(3)	Gas (CCGT)	570	570

North America total in operation		4,785	4,415	100	50

Europe and Middle East
EOP, the Czech Republic(5)	Coal/Gas	585	580	2,040	2,020
Deeside, United Kingdom(6)	Gas (CCGT)	500	500
Rugeley, United Kingdom	Coal	1,000	1,000
Elcogas, Spain	Gas (IGCC)	335	15
Pego, Portugal	Coal	600	270
Marmara, Turkey	Gas (CCGT)	480	160
Al Kamil, Oman	Gas (OCGT)	285	285

Europe and Middle East total in operation		3,785	2,810	2,040	2,020

Australia
Hazelwood, Victoria	Coal	1,600	1,470
Synergen, South Australia	Various	360	360
Pelican Point, South Australia	Gas (CCGT)	485	485

Australia total in operation		2,445	2,315	—	—

Rest of World
Hubco, Pakistan	Oil	1,290	330
Kapco, Pakistan	Gas/Oil	1,600	575
Malakoff, Malaysia(3)	Gas (OC/CCGT)	1,705	325
Shijiazhuang Yong Tai, PRC	Coal (Cogen)	15	10	90	65
Pluak Daeng, Thailand	Gas (Cogen)	110	110	20	20

Rest of World total in operation		4,720	1,355	110	85

Total in operation around the world		15,735	10,890	2,250	2,155

Plant	Fuel	Gross capacity MW power	Net capacity MW power	Gross Capacity MW heat	Net capacity MW heat(2)
Under construction
Europe and Middle East
Shuweihat S1, UAE	Gas (CCGT)/ desalination MIGD	1,500	300	100 MIGD	20 MIGD
SEAGas pipeline		n/a	n/a	n/a	n/a

TOTAL under construction		1,500	300	—	—

(1)	Open cycle gas turbine. Turbines, generally fuelled by natural gas or diesel oil, are used to drive generators to produce electricity.
(2)	Combined cycle gas turbine. Turbines, generally fuelled by natural gas, are used to drive generators to produce electricity. The exhaust gases are then passed through a boiler to produce steam, which in turn drives an additional turbine coupled to a generator.
(3)	Capacity shown for these assets is the nameplate capacity.
(4)	Net capacity—group share of gross capacity.
(5)	Gross capacity amounts shown for EOP and Malakoff represents the actual net interest owned directly or indirectly by EOP and Malakoff, respectively.
(6)	Half the generation capacity at Deeside was mothballed in March 2002.

Construction and Development

We currently have a range of developments throughout the world. As at 31 December 2002, we had interest in power generation facilities in construction representing in aggregate 1,500 MW (gross) (300 MW (net)). In North America, we have received final regulatory approval from the New York State Siting Board to commence development of a 540 MW combined-cycle gas turbine power station on a greenfield site in Brookhaven on Long Island. We are currently negotiating commercial contracts to enable the financing of the project and, subject to finalising those contracts and arranging debt financing, we expect to commence construction during 2003. In Europe and the Middle East, we commenced construction of the Shuweihat S1 power and water plant in Abu Dhabi during May 2002. The plant is expected to commence commercial operation during the second half of 2004. Once operational, the power and water output from the plant will be sold to the Abu Dhabi Water and Electricity Company under a 20-year offtake agreement. In Italy, we have established a strategic alliance with Ansaldo Energia to develop a number of projects. In Portugal, Tejo Energia (of which we own 45% and are the largest shareholder) is developing an 800 MW CCGT plant, which would be located adjacent to the existing coal-fired Pego plant in central Portugal. Although in its early stages, the project is progressing. In Australia, we are constructing the SEAGas pipeline in conjunction with TXU Australia and Origin Energy. To date, we have installed approximately 200 km of the pipeline that will run between western Victoria and Adelaide, where it will supply our gas fuelled plants at Pelican Point and Synergen in South Australia. We expect the pipeline to become operational during 2004.

On 22 April 2003, we announced that we had entered into an agreement with the Abu Dhabi Electricity and Water Authority, or ADWEA, to acquire a 40% equity interest in the 850 MW Umm Al Nar water and power plant as part of a consortium including Tokyo Electric Power Company and Mitsui & Co. Limited. We will own 50% of the consortium investment vehicle and contribute a maximum equity investment of £56 million. We will own 70% of an operating company which will operate and maintain the plant. The consortium has entered into a power and water purchase agreement with a duration of approximately 23 years to sell 805 MW of the output of the existing plant to the Abu Dhabi Water and Electricity Company (ADWEC). While operating the existing plant, we have also agreed to develop a new power and water plant adjacent to the existing plant. The new facility will have an installed capacity of 1,550 MW and is currently expected to commence commercial operation in mid-

2006. Under the terms of the contract, ADWEC will also purchase the entire output from the new plant when it reaches commercial operation.

Operation and Maintenance

Where appropriate, particularly if we control a project, we manage our own operation and maintenance services for our power plants either by contract through special purpose operation and maintenance subsidiaries or by establishing the asset-owning company as an owner-operator of the project with our technical expertise and experienced personnel. In addition, we currently carry out the operation and maintenance services for the Marmara power station in Turkey and the Hub River power station in Pakistan. Additionally, we have a 45% interest in the operating company for the Pego power station.

Trading Activities

We have energy trading activities in the United States, the United Kingdom and in Australia.

Our trading activities principally relate to supporting our merchant generating business, and we act as wholesale marketers rather than as pure financial traders. We aim to increase the return on our assets while hedging the market risk associated with the output of the plants. In support of this objective, and in order to obtain greater transparency to market pricing, we buy and sell electricity, gas and coal in those markets where we have merchant assets.

In the short term, the primary focus of our electricity trading activities is to secure a market for a substantial proportion of the output from our plants which have commenced operation or are under construction.

Our fuel strategy is to obtain necessary supplies of gas and coal at prevailing market prices. This strategy is supported by our gas and coal trading activities. We pursue a mixture of market price indexed supply contracts and transportation agreements from liquid supply points to our plants. Fuel purchasing and power sales are made on a portfolio basis where economies of scale exist.

We implement comprehensive energy risk management policies, procedures and controls in each country in which we have energy trading activities. The risk framework is designed to facilitate the identification, measurement, monitoring and reporting of risk. See “Internal Control—Risk Identification and Management”.

In the United States, we have a small trading team responsible for buying fuel and selling the output of our US operations. In the United Kingdom, we have a small trading team responsible for buying the gas and coal for and selling the output of our UK stations, Deeside and Rugeley. In Australia we currently have two trading operations: Hazelwood’s sales and marketing department and International Power (Australia), both based in Melbourne. Hazelwood’s trading activities relate entirely to the output from the plant and are focused on hedging the revenue from this output. International Power (Australia)’s trading activities, which were initially established in 1998 for price discovery and market information purposes, were boosted by the Synergen acquisition and the commissioning of our facility at Pelican Point in South Australia. International Power (Australia) currently has trading positions in three jurisdictions participating in the National Electricity Market of Australia: Victoria, New South Wales and

South Australia. We also perform limited proprietary trading in the United States and Australia that is subject to clear risk limits.

Employees

The table below sets out the average number of employees of the Group employed for the year ended 31 December 2002.

Approximate number of employees
North America	207
Europe and Middle East	812
Australia	593
Rest of World	367
Corporate and development	146

Total group employees	2,125

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

We are aware of the following claims and potential claims which involve or could involve legal proceedings against us. We have received an indemnity from Innogy in respect of any liabilities or losses which we may incur in relation to the claims to the extent set out in the relevant paragraphs below.

•	In 1994, the National Association of Licensed Opencast Operators (NALOO) and the South Wales Small Miners Association (SWSMA) made separate complaints to the European Commission against us, PowerGen plc, British Coal Corporation and HM Government. The complaints allege violations of EU Competition law arising out of the coal purchasing arrangements entered into by the Central Electricity Generating Board, or CEGB, prior to 1 April 1990 and requests the Commission to find that the CEGB’s practices violated EU law. NALOO and SWSMA allege that such a finding would be grounds for a claim for damages in the English courts by members of NALOO. A faction of SWSMA brought an appeal against the Commission’s findings which was initially ruled out of time, but an appeal was reinstated. Progress with this claim will be influenced by the outcome of the NALOO appeal. The European Court has ruled that the Commission is under an obligation to investigate the NALOO complaint. The Company, PowerGen plc, British Coal Corporation and the Commission have appealed against the ruling. Judgement is expected sometime after May 2003. It is not practicable to estimate legal costs or possible damages at this stage. The Commission ruled on the complaint in 1998 and did not make any findings against us.

Innogy has agreed to indemnify us on an after-tax basis to the extent of 50% of any liability that we may incur whether directly or indirectly as a consequence of those proceedings.

•	We are subject to claims and potential claims by or on behalf of current and former employees, including former employees of the CEGB, and contractors in respect of industrial illness and injury. Innogy has agreed to indemnify us on an after-tax basis to the extent of 50% of any liability that we may incur whether directly or indirectly as a consequence of those proceedings to the extent that such liability is not insured by Electra Insurance Limited; and

•	We are subject to a number of other potential tax claims relating to our acquisition and disposal of assets in the ordinary course of our business in the UK and Australia. These include certain tax claims for which we have received an indemnity from Innogy as well as other claims. None of these potential tax claims has yet crystallised and, should any or all of them do so, we intend to vigorously assert our position with the relevant tax authorities. Potential liability may arise from other tax exposures in a number of other jurisdictions.

In addition, we are subject to claims and potential claims from construction counterparties arising in the ordinary course of business. Our Directors are of the opinion, having regard to legal and other advice they received, that it is unlikely that these matters will, either individually or in the aggregate, have a material effect on our financial position, results of operations or liquidity.

Regulation

Our business is subject to extensive regulation by governmental agencies in each of the countries in which we operate. Regulation that applies specifically to our business generally covers three areas: regulation of energy markets; environmental regulation; and regulation of health and safety. The degree of regulation to which we are subject varies according to the country where a particular project is located, and may be materially different from one country to another. In most of the countries where we operate or are seeking to operate projects, national regulatory authorities regulate us. In some countries, such as the United States and Australia, there are various additional layers of regulation at the state, regional and/or local level. In countries such as these, the degree of state, regional and/or local regulation may also be materially different for several projects within that particular country if the projects are located in different states and/or localities.

While we believe our existing projects have the requisite approvals and that we operate our business in compliance with applicable laws, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce.

Environment, Health and Safety Review

We believe that good environmental performance is critical to all aspects of our business.

We are committed to achieving the best possible environmental performance, and in order to achieve this standard and seek continuous improvement we intend to:

•	comply with all applicable environmental regulations and seek effective working relationships with appropriate agencies;

•	implement management systems for environmental performance and seek external accreditation to demonstrate compliance wherever we can;

•	include action plans and measurable environmental targets in our business plans and in personal incentive arrangements at all location levels;

•	seek input from our employees, neighbours, regulators and those who work with us by ensuring that we maintain a transparent mechanism of stakeholder engagement at various levels;

•	use natural resources efficiently and in a more sustainable way through integrating environmental, social and economic factors into business decisions, goals and objectives; and

•	report our performance honestly and openly.

In our business of electricity generation, the key environmental issue is emissions to air, water and land. We aim to limit these emissions within strictly defined levels, ensuring compliance with government regulations in the countries in which we operate.

Environment, health and safety (EH&S) management is wholly integrated within our business management processes. We review our EH&S performance alongside our financial and engineering performance. We carry out EH&S audits as part of our combined compliance audit process together with financial, technical and other operational reviews.

Risks and management systems

Assessing and minimising environmental risks take place early in our business planning cycle—either during the project development stage or when we review potential additions to our portfolio of operational plant. When building or upgrading plant, we use modern, low-emission equipment. We operate plants using environmental management systems such as ISO 14001, the international standard for environmental management systems, to ensure good environmental controls and performance. We also strive to make continual improvements in plant efficiency, thereby reducing emissions for each unit of electricity we generate.

Health and safety is a paramount management priority, although the forms of management systems and controls vary around the world. Several of our plants have been awarded Royal Society for the Prevention of Accidents Gold Awards, for example, Deeside and Rugeley in the United Kingdom and the Hub Power Company (“Hubco”) in Pakistan.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial performance together with our consolidated financial statements and the notes thereto included elsewhere in this annual report.

Overview

We are an international wholesale power generator and developer arising out of the demerger of Innogy from National Power, which was effective as at 30 September 2000.

Presentation of Financial Information

We prepare our financial statements in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a reconciliation of our profit after tax (net income) and shareholders’ funds—equity under UK GAAP to US GAAP and a more detailed discussion of the principal differences between UK GAAP and US GAAP applicable to us, see note 35 to our consolidated financial statements included elsewhere in this document.

In the section below entitled “Results of Operations”, we discuss our results of operations under UK GAAP for the current period and the two prior periods: the year ended 31 December 2001 and the nine months ended 31 December 2000. The nine months ended 31 December 2000 reflect a decision by our Board of Directors to change our fiscal year end from 31 March to 31 December when we demerged substantially all our UK business into Innogy Holdings as at 30 September 2000. In addition, we only discuss the results of operations during the nine month period ended 31 December 2000 with respect to the businesses we retained following the demerger as if the continuing businesses had been operated as a separate entity during the period. Accordingly, period to period comparisons of our financial statements during the nine months ended 31 December 2000 and the current period may not necessarily provide our investors with a meaningful discussion of our financial condition, changes in financial condition and results of operations during the current period.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom. As such, we are required to make certain estimates, judgements and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the periods presented and related disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates using historical experience, consultation with experts and other methods that we consider reasonable in the particular circumstances to ensure full compliance with UK GAAP and best practice. Actual results may differ significantly from our estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.

Our accounting policies are detailed on pages F-11 to F-16. The table below identifies the areas where significant judgements are required normally due to the uncertainties involved in the application of certain accounting policies.

Accounting Policy	Judgements/uncertainties affecting application

Consolidation policy—trade investments, associates, joint ventures and subsidiaries	• Determination of the extent of influence the group has over the operations and strategic direction of entities in which it holds an equity stake.

Liquidated damages	• Determination of the appropriate accounting treatment for receipts received from contractors.

Fixed asset valuation

•    Determination of trigger event indicating impairment and measurement of fair value using projected cash flows, together with risk adjusted discount rates, or other more appropriate methods of valuation.

• Determination of useful lives and residual value of assets.

Tax provisions	• Determination of appropriate provisions for taxation, taking into account anticipated decisions of tax authorities.

• Assessment of our ability to utilise tax benefits through future earnings.

Of the accounting policies identified in the above table, we believe that the following policies are the most critical in considering the impact of estimates and judgements on our financial position and results of operations.

Consolidation policy—trade investments, associates, joint ventures and subsidiaries

The determination of the level of influence we have over a business is often a mix of contractually defined and subjective factors that can be critical to determining the appropriate accounting treatment of entities in the consolidated accounts. Generally, in the case of joint ventures and associates, we achieve influence through board representation and by obtaining rights of veto over significant actions.

We generally treat investments where we hold less than 20% of the entity’s equity as trade investments. The balance sheet carries trade investments at cost less amounts written off and records income earned on the receipt of dividends from the investment.

In those circumstances where we own between 20% and 50% of the entity’s equity and have significant influence over its operating and financial policies, we generally treat the entity as an associated undertaking or joint venture. Equally, where we hold a substantial interest (but less than 20%) in an entity and are able to exert significant influence over its operations, we treat it as an associated undertaking or joint venture. Conversely, although we generally treat a holding of more than 20% of the equity as an associated undertaking or joint venture, where we are unable to exert significant influence over the operations of the entity, we treat it as a trade investment. We account for associated undertakings and joint ventures using the equity method of accounting, which involves including our share of operating profit, interest and tax on the respective lines of the profit and loss account, and our share of net assets within the fixed asset investments caption in the balance sheet. In addition, we provide voluntary disclosure of the amount of net debt held by these entities, although in accordance with UK GAAP, we do not include this net debt in the consolidated balance sheet.

We generally consolidate entities in which we hold in excess of 50% of the equity and where we exert control over the strategic direction of the entity. However, if we were to hold in excess of 50% of the equity but were unable to exert significant influence over the strategic direction or operations of the entity, we would account for the entity as an associated undertaking or joint venture.

Liquidated damages

We receive amounts from contractors, including Alstom, in respect of the late commissioning and under performance of new power plants. The receipts that relate to compensation for lost revenue are treated as revenue when the compensation is due and payable by the contractor. Those receipts that relate to compensation for plants not achieving long-term performance levels specified in the original contracts are recorded as a reduction in the cost of the assets.

Fixed asset valuation

Tangible fixed assets:

The original cost of greenfield-developed assets includes relevant borrowing and development costs:

•	We capitalize interest on borrowings relating to major capital projects with long periods of development during construction and write it off as part of the total cost over the useful life of the asset.

•	We capitalize project development costs (including appropriate direct internal costs) once the Board confirms that it is reasonably certain that the project will proceed to completion.

We charge the depreciation of plants so as to write down the assets to their residual value over their estimated useful lives.

•	We depreciate gas turbines and related equipment over 30 years to a 10% residual value, unless the circumstances of the project or life of specific components indicate a shorter period or a lower residual value.

•	We consider coal plant on an individual basis.

The estimated average remaining useful life of our plant, machinery and equipment is approximately 21 years. If the estimated average useful life of our plant, machinery and equipment decreased by five years, our annual depreciation expense would increase by £33 million.

Tangible fixed assets and fixed asset investments:

Our management regularly considers whether there are any indications of impairments of the carrying values of fixed assets or investments (e.g. the impact of current adverse market conditions). Impairment reviews are generally based on risk adjusted discounted future cash flow projections that inevitably require estimates of discount rates and future market prices over the remaining lives of the assets. For example, a 1% decrease in the discount rate used with the impairment calculations for the Rugeley and Deeside plants would have reduced the impairment charge by £39 million.

Factors Affecting Results of Operations

Seasonality

Our industry is regionally cyclical in nature. Different countries and geographic regions in which we operate have their own demand-supply cycles and there is no single global cycle. Consequently, while we are at times subject to seasonality on a segmental basis due to the effect of weather and other conditions on demand for electricity in the specific geographic regions in which we operate, our operations are not materially affected by seasonality on a group level because of the geographic diversity of our operations. Where applicable, effects of seasonality are described in the section below titled “Segment Comparative Performance”.

Effect of Market Prices

We sell the output from our power generation facilities under the provisions of fixed price medium-term offtake agreements, long-term PPAs, or through merchant sales at prevailing market rates. Merchant sales are exposed to price fluctuations. Our trading operations can limit this exposure by entering into options, forward power sale agreements and fuel purchase contracts, known as hedges, that fix the gross margin (Spark Spread) at which we sell output over the contracted period. In addition, we are able to utilise the peak load flexibility of our new plants, principally in North America, to take advantage of favourable price opportunities as they arise.

During 2002, we sold output from our generation facilities in North America and our Deeside power plant in the United Kingdom on a merchant basis. In addition, following the administration of TXU Europe Energy Trading Ltd, or TXUEET, in November 2002, and the consequent termination of our tolling contract with TXUEET, we have also sold output from our Rugeley power plant in the United Kingdom on a merchant basis.

In North America, wholesale market pricing was weak throughout 2002. Furthermore, the proposed introduction of a new energy trading regime in New England has lead to a contraction in liquidity. These factors have led to a sharp reduction in the amount of new plant development and construction in the United States. Nevertheless, we believe the pace of recovery will depend on the extent to which existing generators withdraw uneconomic plant. We expect that pricing will remain weak in our markets until at least 2004.

In the United Kingdom, wholesale market prices have fallen to very low levels. We believe the primary cause for the low prices in general is oversupply. However, at the end of 2002 prices did strengthen for a short period as a result of winter peak demand, coinciding with uncertainty in the market created by the well-publicised distress of companies such as British Energy plc and TXUEET. Almost one-third of installed capacity in the United Kingdom is either for sale or in the hands of its lenders. We believe the pace of recovery will largely depend on the resolution of this distressed generation overcapacity, but we believe the market is unlikely to recover in 2003.

International Operations

The international nature of our business subjects us to economic, political and business risks that have the potential to restrict the ability of our projects from making dividends or other distributions to us. We may not be fully capable of insuring against or otherwise mitigating these risks, which include currency exchange rate fluctuations, economic and political instability, currency repatriation, expropriation and unexpected changes in regulatory requirements.

In particular, our operations in emerging markets expose us to economic, political and other risks that could have an adverse effect on our financial condition and results of operations. Emerging markets are typically less developed commercially and have significantly different social and political structures from those found in the United States or Western Europe. Our operations in Pakistan have been adversely affected in the past due to a dispute with WAPDA over tariffs for power that our projects produce in that country. See “—Results of Operations—Exceptional Items” for a further description of this dispute. Otherwise, we believe there are currently no economic restrictions on the ability of our subsidiaries to transfer funds to us.

Certain jurisdictions in which we conduct operations, such as Malaysia, have exchange controls. The Malaysian government has adopted foreign currency exchange controls, including controls on its currency, the ringgit, held outside Malaysia and established fixed exchange rates for the ringgit against the US dollar. These controls have not had a material effect on our ability to conduct operations in these countries and we do not foresee that they will have a material affect in the near future, although the long-term impact of such controls is not predictable due to dynamic economic conditions that also affect or are affected by other regional or global economies.

Results of operations

On 2 October 2000, we demerged substantially all our UK businesses into Innogy Holdings plc. Also in 2000, our Board of Directors changed our financial year end from 31 March to 31 December, with effect as of 31 December 2000. This change resulted in a financial reporting period comprising the nine months ended 31 December 2000. The following table shows certain financial data from our consolidated profit and loss account for the current period and the two preceding financial periods. For the nine months ended 31 December 2000 we have presented the data on the basis of: (1) the businesses we retained following the demerger (International Power); (2) the businesses that were demerged (Innogy); and (3) our business prior to the demerger (National Power Group).

	Year ended 31 December 2002(1)	Year ended 31 December 2002	Year ended 31 December 2001 (Restated)(2)	Nine months ended 31 December 2000 (Restated)(2)
	International Power	International Power	International Power	International Power	Innogy	Group
	($ millions)	(£ millions)
Turnover: group and share of joint ventures and associates	1,817	1,129	1,103	762	1,578	2,340
Less: share of joint ventures’ turnover	(196)	(122)	(139)	(96)	(5)	(101)
Less: share of associates’ turnover	(467)	(290)	(407)	(382)	—	(382)

Group turnover
Group turnover	1,154	717	557	284	1,573	1,857
Operating costs—ordinary	(819)	(509)	(392)	(225)	(1,455)	(1,680)
Operating costs—exceptional	(166)	(103)	(2)	—	(227)	(227)

Operating profit/(loss)
Operating profit/(loss)	169	105	163	59	(109)	(50)
Share of operating profit of:
Joint ventures	42	26	27	14	2	16
Associates	198	123	134	94	—	94
Income from fixed asset investments—ordinary	50	31	—	—	—	—
Income from fixed asset investments—exceptional	67	42	—	—	—	—

Operating profit and fixed asset investment income	526	327	324	167	(107)	60
Costs of restructuring	—	—	—	(25)	(2)	(27)
Profit/(loss) on sale of operations	—	—	32	(25)	—	(25)
Demerger costs	—	—	—	(49)	(4)	(53)

Profit/(loss) on ordinary activities before interest and taxation	526	327	356	68	(113)	(45)

Interest receivable and similar income	39	24	24	61	22	83
Interest payable and similar charges—ordinary	(195)	(121)	(100)	(98)	(51)	(149)
Interest payable and similar charges—exceptional	—	—	(29)	—	—	—
Share of net interest of joint ventures and associates	(56)	(35)	(47)	(44)	(1)	(45)

	(212)	(132)	(152)	(81)	(30)	(111)

Profit/(loss) on ordinary activities before taxation	314	195	204	(13)	(143)	(156)
Tax on profit/(loss) on ordinary activities	(122)	(76)	(64)	(29)	—	(29)

Profit/(loss) on ordinary activities after taxation	192	119	140	(42)	(143)	(185)
Minority interests—equity	(10)	(6)	(2)	(4)	—	(4)

Profit/(loss) for the financial period	182	113	138	(46)	(143)	(189)

Note:

(1)	Amounts translated for convenience at the noon-buying rate on 31 December 2002 of £1.00 = $1.6095.

(2)	During the year ended 31 December 2002, we adopted Financial Reporting Standard No. 19—Deferred Tax, which resulted in the restatement of our financial statements of prior periods. The following table provides a reconciliation between profit/(loss) for the financial period and basic earnings per share as we originally reported and after the adoption of FRS No. 19.

	Year ended 31 December					9 months ended 31 December		Year ended 31 March
	2002		2002	2001 (Restated)		2000 (Restated)		2000 (Restated)	1999 (Restated)
	($ in millions, except per share data)		(£ in millions, except per share data)
Profit/(loss) for the financial period as reported	182		113	144		(573)		259	119
Adoption of FRS No. 19—Deferred Tax	—		—	(6)		(8)		538	25

Profit/(loss) for the financial period—restated	182		113	138		(581)		797	144

Basic earnings per share as reported	16.3	¢	10.1p	12.9p		(16.2	)p	35.7p	38.3p
Adoption of FRS No. 19—Deferred Tax	—		—	(0.6	)p	(0.7	)p	44.2p	2.1p

Basic earnings per share—restated	16.3	¢	10.1p	12.3p		(16.9	)p	79.9p	40.4p

Segment Comparative Performance

As a result of the demerger and change of our financial year end, our results for the year ended 31 December 2001 cannot be compared to the prior financial period in a manner that would provide investors with a meaningful discussion of changes in our results of operations. Therefore, in order to assist investors, we discuss our results of operations for the year ended 31 December 2001 as compared with the 12 month period ended 31 December 2000 on an unaudited pro forma basis reflecting our results of operations of the businesses we retained following the demerger during the relevant period. The table below sets forth (1) our results of operations for the current period, (2) our results of operations for the year ended 31 December 2001, (3) a pro forma presentation of our results of operations for the year ended 31 December 2000, adjusted to reflect only our continuing businesses.

	Year ended 31 December 2002	Year ended 31 December 2001 (Restated)	Pro forma year ended 31 December 2000 (Restated)	Nine months ended 31 December 2000 (Restated)	Three months ended 31 March 2000 (Restated)
	(£ in millions)
Turnover
North America	315	237	150	115	35
Europe and Middle East	440	521	534	405	129
Australia	226	194	133	106	27
Rest of World	148	151	185	136	49

Gross turnover	1,129	1,103	1,002	762	240
Less: turnover of joint ventures	(122)	(139)	(110)	(96)	(14)
Less: turnover of associates	(290)	(407)	(496)	(382)	(114)

Net turnover	717	557	396	284	112

Profit before interest and tax (excluding exceptional items)
North America	99	93	43	34	9
Europe and Middle East	109	141	128	88	40
Australia	101	72	53	46	7
Rest of World	108	48	40	33	7

Segmental operating profit	417	354	264	201	63
Corporate costs	(29)	(28)	(43)	(34)	(9)

	Year ended 31 December 2002	Year ended 31 December 2001 (Restated)	Pro forma year ended 31 December 2000 (Restated)	Nine months ended 31 December 2000 (Restated)	Three months ended 31 March 2000 (Restated)
	(£ in millions)
Profit before interest and tax (excluding exceptional items)	388	326	221	167	54
Exceptional items	(61)	30	(170)	(99)	(71)

Profit before interest and tax	327	356	51	68	(17)
Interest—ordinary	(132)	(123)	(104)	(81)	(23)
Interest—exceptional	—	(29)	—	—	—
Tax	(76)	(64)	(37)	(29)	(8)
Minority interests—equity	(6)	(2)	(6)	(4)	(2)

Retained profit/(loss)	113	138	(96)	(46)	(50)

Exceptional items before interest and tax are analysed by geographic region as follows:

	Year ended 31 December 2002	Year ended 31 December 2001	Pro forma year ended 31 December 2000	Nine months ended 31 December 2000	Three months ended 31 March 2000
	(£ in millions)
Exceptional items
North America	—	—	—	—	—
Europe and Middle East	(103)	20	(8)	—	(8)
Australia	—	—	(22)	—	(22)
Rest of World	42	2	(37)	—	(37)
Corporate costs	—	8	(103)	(99)	(4)

	(61)	30	(170)	(99)	(71)

Trading Performance

Year ended 31 December 2002 as compared with the year ended 31 December 2001

NORTH AMERICA

Our North American business region consists of plants in Texas, Massachusetts and Georgia. During the year ended 31 December 2002, we completed our 3,890 MW construction program in the United States when the last two units at Hays, our 1,100 MW plant in Texas, and our 570 MW plant at Bellingham in Massachusetts, commenced commercial operation. Accordingly, our total net installed capacity in North America increased during the period under review to 4,415 MW. In addition, we received final regulatory approval to commence construction of a 540 MW plant in Brookhaven on Long Island in New York. Subject to finalising commercial contracts and arranging debt financing, we expect to commence construction during 2003. We also conduct energy trading activities in North America, which are principally focussed on selling the physical output of our plants. However, we also perform limited proprietary trading that is subject to clear risk limits.

Gross turnover in our North American business region increased by 33% from £237 million during the year ended 31 December 2001 to £315 million in 2002. The increase in gross turnover principally reflects the increase in generating capacity during the period from a maximum capacity of 3,020 MW as at 31 December 2001 to a maximum capacity of 4,415 MW as at 31 December 2002. The increase in generating capacity was offset, however, by lower wholesale electricity prices in our markets. See “—Factors Affecting Results of Operations—Effect of Market Conditions”. As a result of these lower wholesale electricity prices, our share of turnover from joint ventures during the year ended 31 December

2002 was £60 million (19% of gross turnover), a decrease of 22% as compared to the year ended 31 December 2001.

Due to the current trading conditions in the North American market, we have limited the amount of our output sold pursuant to forward contracts, as we do not wish to lock in prices at this low point of the wholesale electricity price cycle. Where we see opportunities to add value and reduce risk, we forward contract, but we would need to see an improvement in forward prices before we significantly increase our contracted position.

During the year ended 31 December 2002, we recorded other operating income of £102 million from Alstom relating to compensation payments in respect of income we lost during the year as a result of construction delays and consequent plant unavailability, as well as compensation for reduced output and efficiency arising out of ongoing technical problems with Alstom’s turbines. These payments were in addition to payments of £80 million during the year ended 31 December 2001 and £28 million with respect to the nine months ended 31 December 2000. Alstom is both the manufacturer of the GT24B gas turbines and the principal contractor for the construction of our plants in Texas and Massachusetts. Although output and efficiencies of the GT24B gas turbines remain below contractual guarantee levels, the plants have demonstrated enhanced output, an improved heat rate and a significant improvement in their responsibility and flexibility.

Operating costs consist of both fixed operating costs, such as depreciation, payroll and property taxes, and variable operating costs, such as fuel costs. Our fixed cost base increased in line with the completion of the construction programme and the commencement of commercial operations of our new units at Hays and our new plant at Bellingham. Variable costs tracked our profile of physical output. Where appropriate, we seek to minimise the impact of fluctuations in fuel supply cost by locking in our fuel supply at the same time that we sell our output.

Profit before interest and tax in the region increased by 6% from £93 million during the year ended 31 December 2001 to £99 million during the year ended 31 December 2002. The increase in profit before interest and tax primarily reflects the increased generating capacity, together with the impact of the continued compensation payments from Alstom.

EUROPE AND MIDDLE EAST

Our European and Middle Eastern business region consists of plants in the United Kingdom, the Czech Republic, Portugal, Turkey and Oman. During the year ended 31 December 2002, construction of our Al Kamil plant in Oman was completed, bringing our total net installed capacity in Europe and the Middle East to 2,810 MW, of which we control and operate 2,142 MW. In March 2002, as a result of uneconomic wholesale electricity prices in the England and Wales electricity market, we mothballed half the generation capacity of our Deeside power station. We will reinstate the station’s capacity when market conditions improve to support an appropriate financial return from operations. In November 2002, the boiler house roof collapsed at one of EOP’s combined heat and power plants in the Czech Republic, resulting in a loss of heat supply for eleven days and full power output for four weeks. In November 2002, TXUEET entered administration. We had a tolling agreement with TXUEET which covered the full capacity of our Rugeley power station through to the end of 2005. As a result of TXUEET’s administration, the tolling agreement has been terminated. While we are entitled to an early termination payment and we continue to take all necessary steps to maximise recovery, Rugeley is now responsible for the purchase of fuel and sale of power (functions previously undertaken by TXUEET) and is consequently exposed to fluctuations in wholesale electricity prices.

Gross turnover in our European and Middle Eastern business region decreased by 16% from £521 million in the year ended 31 December 2001 to £440 million the year ended 31 December 2002. The decrease reflects the impact on the current period of our disposal of our 25% equity ownership in UFG in Spain during the prior year as well as the impact of mothballing half the generation capacity of our Deeside power station, partially offset by a full year’s contribution from Rugeley, which we acquired July 2001. Turnover from joint ventures and associates in the region during 2002 was £228 million (52% of the region’s gross turnover), a decrease of 35% as compared to 2001, again reflecting the sale of UFG.

Wholesale electricity prices in the United Kingdom dropped to very low levels during the period, reflecting generation overcapacity. See “—Factors Affecting Results of Operations—Effect of Market Conditions” and “Item 3. Key Information—Risk Factors—Market prices for power in the markets where some of our projects operate have been volatile and depressed in recent years”. While we continue to seek to sell forward our output from Deeside and Rugeley, we have limited the amount of output we sell pursuant to forward contracts and the duration of those forward contracts, as we do not wish to lock in prices at this low point of the market cycle. Consequently, output from Deeside and, since the termination of its tolling agreement with TXUEET, Rugeley has been exposed to fluctuations in market prices. In recognition of the uncertainty on the timing of wholesale electricity price recovery, we have written down the value of our Deeside plant by £45 million and of our Rugeley plant by £58 million. We have recorded both of these amounts as exceptional items.

Outside the United Kingdom, the output from our generation facilities is subject to medium-term offtake agreements and long-term PPAs that are not as exposed to direct fluctuations in wholesale electricity prices.

Operating cost consists of both fixed operating costs, such as depreciation, payroll and property taxes, and variable operating costs, such as fuel costs. Our variable costs during the period increased as a result of the loss of the tolling contract for Rugeley, under which TXUEET was responsible for purchasing all the coal for Rugeley, and the additional costs associated with the repair of the boiler house roof and boilers at EOP.

Profit before interest and tax, excluding exceptional items, decreased by 23% from £141 million during the year ended 31 December 2001 to £109 million during the year ended 31 December 2002. This decrease primarily reflects reduced turnover as well as increased operating costs discussed above.

AUSTRALIA

Our Australian business region consists of one plant in Victoria (Hazelwood), one plant in South Australia (Pelican Point) and the Synergen peaking units also located in South Australia. We also conduct energy trading activities, and in line with our business in North America, these are principally focused on selling the physical output of our plants. However, we also perform limited proprietary trading, which again is subject to clear risk limits.

Turnover in Australia increased by 16% from £194 million in the year ended 31 December 2001 to £226 million in the year ended 31 December 2002. This increase in turnover principally reflects improved electricity prices in Victoria—the average price secured in Victoria in 2001 was approximately A$41 per MW hour as compared to A$40 per MW hour in 2000. We have forward contracts in place for most of the output from our generation facilities in Australia for the remainder of 2003.

Profit before interest and tax increased by 40% from £72 million in the year ended 31 December 2001 to £101 million in the year ended 31 December 2002. This increase principally reflects improved margins as a result of the combined effects of improved wholesale electricity prices and our ownership of Hazelwood’s fuel supply, an open pit lignite mine located adjacent to the plant. Because we own our fuel supply at Hazelwood, increases in spot and forward prices for electricity in Victoria directly affect our profitability. We believe that, when completed, the SEAGas pipeline will enable us to secure gas supplies for our plants at Pelican Point and Synergen at competitive prices, thereby helping to increase our margins in the future.

REST OF WORLD

Our Rest of World portfolio consists principally of plants in Pakistan, Malaysia and Thailand. During 2002, the capacity of our existing plant in Malaysia was increased by 14% bringing our total net installed capacity to 1,350 MW. Following the resolution of the tariff dispute between Hubco, Kapco and WAPDA during the current period we began to receive regular dividend payments from Hubco and Kapco for the first time in over three years. During the period, we received a dividend payment of £73 million from Kapco, of which £42 million related to the settlement of prior year receivables. We treated this £42 million payment as an exceptional item due to its non-recurring nature.

Gross turnover decreased by 2% from £151 million in the year ended 31 December 2001 to £148 million in the year ended 31 December 2002. Our share of turnover from associates in this category during the year ended 31 December 2002 was £122 million, an increase of 4% as compared to the year ended 31 December 2001 of £118 million.

We have long-term PPAs for each of our plants in this region and therefore financial performance is not subject to fluctuations in energy prices. In common with most PPAs, availability is the key factor in determining profitability and all our plants continue to maintain excellent standards.

Profit before interest and tax, excluding exceptional items, increased by 125% from £48 million during the year ended 31 December 2001 to £108 million in 2002. The increase in operating profit principally reflects the resumption of dividends from Kapco. According to the settlement agreement between International Power, Kapco and WAPDA (the sole customer for Kapco’s output), WAPDA will continue to settle outstanding balances with Kapco.

Year ended 31 December 2001 as compared with the pro forma 12 month period ended 31 December 2000

NORTH AMERICA

Gross turnover in our North American business region increased by 58% from £150 million during the pro forma 12 month period ended 31 December 2000 to £237 million in 2001. Our share of turnover from joint ventures during the year ended 31 December 2001 was £77 million (32% of gross turnover), an increase of 3% as compared to the pro forma 12 month period ended 31 December 2000. 2001 was an important transition year for our North American business region, as we brought into operation a significant amount of new capacity in Massachusetts and Texas. The increase in gross turnover principally reflects this increase in generating capacity—maximum capacity of 3,019 MW in 2001, compares with 1,074 MW during the pro forma 12 month period ended 31 December 2000.

As a result of our forward sales and purchasing contracts, we were able to hedge the market risk associated with adverse price fluctuations. Consequently, our plants in Massachusetts and Texas achieved spreads considerably higher than the spot market.

During the year ended 31 December 2001, we recorded other operating income of £80 million in compensation from Alstom for the late commissioning and performance recovery of our new power plants (£28 million during the pro forma 12 month period ended 31 December 2000).

Profits before interest and tax increased by 116% from £43 million to £93 million. The increase in operating profit primarily reflects the increased turnover, together with the compensation payments for the late commissioning and performance recovery of our new plants.

EUROPE AND MIDDLE EAST

During the period, our European and Middle Eastern business region consisted of two plants in the United Kingdom, as well as plants in the Czech Republic, Portugal and Turkey. In July 2001, we sold back our 25% equity ownership in UFG (Spain) to Unión Electrica Fenósa and acquired the 1,000 MW coal-fired Rugeley plant in the United Kingdom. Our total installed capacity in this region at 31 December 2001 was 2,477 MW, of which we control and operate 2,464 MW.

Gross turnover in our European and Middle Eastern business region decreased by 2% from £534 million in the pro forma 12 month period ended 31 December 2000 to £521 million in the year ended 31 December 2001. The decrease principally relates to the sale of our interest in UFG, partially offset by the acquisition of Rugeley.

Turnover from joint ventures and associates in the region during 2001 was £351 million (67% of the region’s gross turnover), a decrease of 6% as compared to 2000, again reflecting the sale of UFG.

Profit before interests and tax, excluding exceptional items, increased by 10% from £128 million in the pro forma 12 month period ended 31 December 2000 to £141 million for the year ended 31 December 2001. The increase in operating profit reflects our share of the profitability of UFG prior to its sale in July 2001, and the contribution from Rugeley since its acquisition, also in July 2001.

On 25 July 2001, we sold our 25% stake in UFG to its parent, UEF for cash consideration of €600 million (£372 million) and recognised a gain of £32 million. At 31 December 2000, UFG was included in our consolidated financial statements as an equity investment with a carrying value of £360 million. For the year ended 31 March 2000, the nine months ended 31 December 2000 and the year ended 31 December 2001, the net portion of equity income of UFG recorded by us was £13 million, £5 million and £11 million, respectively.

AUSTRALIA

Turnover in our Australian business region increased by 46% from £133 million in the pro forma 12 month period ended 31 December 2000 to £194 million in 2001. This increase principally reflects continued improved electricity prices in Victoria—since the third quarter of 2000, both achieved and forward prices in Victoria increased, allowing us to forward contract power at improved margins. The average price secured in Victoria in 2001 was approximately A$40 per MW hour as compared to A$35 per MW hour in 2000. In addition, turnover increased as a result of our Pelican Point plant in South Australia commencing combined cycle commercial operation in March 2001. Our megawatts in operation in Australia increased from 1,828 MW at the end 2000 to 2,315 MW at 31 December 2001, an increase of 27%.

Profit before interest and tax, increased by 36% from £53 million in the pro forma 12 month period ended 31 December 2000 to £72 million in 2001. Margins in Victoria benefited from the combined effects of improved wholesale electricity prices and our ownership of Hazelwood’s fuel supply, an open pit lignite mine located adjacent to the plant. Pelican Point was successfully commissioned on time and also contributed to this improvement in operating profit.

REST OF WORLD

Our Rest of World portfolio during the period consisted principally of plants in Pakistan, Malaysia and Thailand, representing a total net capacity of 1,340 MW. In addition, the capacity of our existing plant in Malaysia was increased by 50% (a net MW increase of 125 MW).

Gross turnover from assets located outside our three core regions decreased by 18% from £185 million in the pro forma 12 month period ended 31 December 2000 to £151 million in 2001. Our share of turnover from associates in this category during the year ended 31 December 2001 was £118 million, a decrease of 26% as compared to the pro forma 12 month period ended 31 December 2000. The decrease in gross turnover from generation principally reflects the sale of the majority of the Chinese operations as well as the effect of changing the accounting treatment for our investments in Karaganda (Kazakhstan) and Kapco from the equity method of accounting to trade investments as at 1 April 2000.

Following the resolution of the long running tariff dispute between Hubco and WAPDA, in November 2001 we received a £5 million interim dividend payment from Hubco relating to their year ended 30 June 2001. This interim dividend was the first to be paid to Hubco shareholders in over three and a half years.

We have long term power purchase agreements for each of our plants in this region and therefore financial performance is not subject to fluctuations in energy prices. In common with most power purchase agreements, availability is the key factor in determining profitability and all our plants continue to maintain excellent standards.

Profit before interest and tax, excluding exceptional items, increased by 20% from £40 million during the pro forma 12 month period ended 31 December 2000 to £48 million in 2001. The increase in operating profit reflects a full year contribution from our Thailand plant that was commissioned in 2000, and from our interest in Hubco, after WAPDA began paying their receivables.

Exceptional Items

Year ended 31 December 2002

During the year ended 31 December 2002, we recorded the following three exceptional items:

•	the write-down of the Deeside plant by £45 million;

•	the write-down of the Rugeley plant by £58 million;

•	the recognition of dividend income of £42 million from the Kot Addu Power Company (“Kapco”) in Pakistan, which relates to the settlement of prior year receivables.

We reviewed the carrying values of our Deeside and Rugeley plants following the sharp decline in both current and forward electricity prices in the United Kingdom. Deeside has been exposed to market prices since the offtake contract with Innogy terminated at the end of March 2002. As a response to these uneconomic wholesale prices, we mothballed half of the capacity (namely 250 MW) at that time. Rugeley has been exposed to market prices since November 2002, when the tolling contract with TXUEET, was terminated as a result of TXUEET’s placement in administration. We determined carrying values of the plants by applying a risk-adjusted discount rate of 8% to the post-tax cash flows expected from the plants over their remaining useful lives.

Kapco resumed paying us dividends in 2002. Dividends in 2002 included a payment of £42 million in respect of receivables relating to earlier periods—collection was a direct result of the settlement of the dispute between Kapco and the Water and Power Development Authority (“WAPDA”) in 2001. We have treated this amount as exceptional because of its non-recurring nature.

Year ended 31 December 2001

During the year ended 31 December 2001, we recorded five exceptional items:

•	We reassessed an onerous lease provision to take account of the anticipated results of the rent reviews and to reflect the impact of previously vacant space which was leased during the year. As a result of this reassessment, £8 million of the provision was released.

•	During the period we provided £10 million in respect of a bank guarantee given on behalf of our trade investment, Elcogas. It is probable that the guarantee will be called to prevent Elcogas from breaching capital structure requirements under the Spanish Commercial Code.

•	On 25 July 2001, the group sold its investment in Unión Fenósa Generacion S.A., or UFG, realising a profit of £32 million.

•	During the period the China exit provision (created in the nine month period ended 31 December 2000) was reassessed following the disposal of the majority of its remaining investments in China. As a result of this reassessment, £2 million of the provision was released.

•	The exceptional interest charge of £29 million represents the cost of cancelling the existing interest rate swaps and amortising capitalised arrangement fees in connection with the successful refinancing of the non-recourse debt facility for the Hazelwood power plant in Victoria, Australia.

Nine months ended 31 December 2000

In the nine months ended 31 December 2000, we recorded three exceptional items:

•	£49 million relating to costs arising out of the demerger of Innogy;

•	£25 million of reorganisation costs relating to the restructuring following the demerger; and

•	a provision of £25 million made to cover exit costs from the Chinese market.

The £49 million demerger cost provision included professional fees of £33 million, comprising £7 million for accountants, £8 million for attorneys, £15 million for investment bankers and £3 million for other professionals. Also included were severance costs of £12 million and headquarter relocation of £2 million and other costs of £2 million.

The £25 million restructuring provision comprised of severance costs of £16 million, office relocation costs of £7 million and other costs of £2 million.

The provision to cover exit costs from China was made following the decision to sell our interests in the four joint venture investments made previously by National Power in China and to withdraw from the Chinese market. This provision includes an impairment charge of £13 million on the write-down to net realisable value of assets held for sale, a £7 million loss of a deposit associated with the initial bid for one of the projects on the call of bid bond and £5 million of disposal costs.

Other Costs

Corporate costs

We operate from a corporate office in London, and a small engineering office in Swindon, where our corporate and business functions are based to support our worldwide operations. Continued control resulted in a modest increase in the cost of providing these services, from £28 million for the year ended 31 December 2001 to £29 million for the year ended 31 December 2002.

In addition, we operate regional business support offices in the United States, Australia, the Czech Republic, Spain, Italy, Japan and UAE.

These offices vary in size dependent on the scale of operations in the region, and apart from the United States and Australia, are primarily focused on business development. We supported our US business from offices in Houston, Texas and Marlborough, Massachusetts until 2002, when we decided to close our Houston office and combine these activities in Marlborough; we have made significant progress in achieving this consolidation. We incurred the majority of the one-off costs of approximately £3 million associated with this consolidation in 2002, which should give rise to operational and cost efficiencies in future years.

Net interest

In the periods prior to 30 September 2000, net interest payable was allocated between Innogy and International Power on the basis that the debts assumed by each party at the demerger were attributed to that party during the period, or since the debt arose. Consequently, net interest charges allocated to the businesses we retained following the demerger for the nine month period ended 31 December 2000 do not reflect our capital structure as it would have been had we operated as an independent entity during the period.

Net interest payable during the year ended 31 December 2002 was £132 million, a decrease of 13.2% as compared with £152 million during the year ended 31 December 2001. Interest payable during the year ended 31 December 2001 included an exceptional interest charge of £29 million. This exceptional interest charge represents the cost of cancelling interest rate swaps and amortising capitalised arrangement fees in connection with the refinancing of the A$1.2 billion non-recourse debt facility for the Hazelwood power plant in Victoria, Australia. Excluding exceptional items, net interest payable increased by 7.3% from £123 million during the year ended 31 December 2001.

During the year ended 31 December 2002, corporate and subsidiary operations accounted for interest payable of £97 million (comprising gross interest of £126 million, primarily associated with bonds, bank loans and overdrafts, offset by £24 million interest receivable and by capitalised interest of £5 million) as compared with £76 million during the year ended 31 December 2001 (comprising gross interest of £123 million, offset by £24 million interest receivable and by capitalised interest of £23 million), an increase of 27.6%.

During the year ended 31 December 2002, associated companies and joint ventures had a net interest payable of £35 million, as compared with £47 million during the prior period.

Consolidated interest cover during the year ended 31 December 2002 was 2.9 times, as compared with 2.7 times during the year ended 31 December 2001. As at 31 December 2002, we were within all financial and interest coverage covenants under the terms of our financing agreements.

Taxation

The tax charge for the year was £76 million, compared with £64 million (after the FRS 19 restatement) for the year ended 31 December 2001. The tax charge represents an effective tax rate of 39% compared to 31% in the prior period (following the FRS 19 restatement).

We have continued to benefit from the utilisation of tax losses and the availability of certain overseas tax concessions. These concessions are expected to expire in the medium term.

The allocation of the tax liabilities of National Power in the periods to September 2000 between the ongoing operations and those subsequently demerged was calculated as if Innogy operated on a stand-alone basis, with the balance of tax charges allocated to International Power. Consequently, tax charges for that period do not necessarily reflect our business or results of operations as they would have been had we operated as an independent entity during the period.

Liquidity

The following table shows cash flow under UK GAAP for the current period, the year ended 31 December 2001 and the nine months ended 31 December 2000. Cash flow for the nine months ended 31 December 2000 are presented on the basis of: (1) the business we retained following the demerger (International Power); (2) the businesses that were demerged (Innogy); and (3) our business prior to the demerger (Group).

	Year ended 31 December		Nine months ended 31 December
	2002	2001	2000
	International Power	International Power	International Power	Innogy	Group
Net cash inflow/ (outflow) from operating activities	276	274	(10)	(289)	(299)
Dividends received from associates and joint ventures	84	59	21	—	21
Dividends received from fixed asset investments—ordinary	31	—	—	—	—

Cashflow from ordinary operating activities	391	333	11	(289)	(278)
Dividends received from fixed asset investment—exceptional	42	—	—	—	—
Return on investments and servicing of finance—ordinary	(88)	(105)	(44)	(35)	(79)
Return on investments and servicing of finance—exceptional	(25)	—	—	—	—
Tax	(20)	(1)	(10)	—	(10)
Capital expenditures and financial investment	(159)	(406)	(576)	(114)	(690)
Acquisitions and disposals	(144)	318	(42)	(12)	(54)
Equity dividends paid	—	—	(116)	—	(116)

Net cash (outflow)/inflow before management of liquid resources and financing	(3)	139	(777)	(450)	(1,227)
Management of liquid resources	—	(48)	1,178	(23)	1,155
Financing activities	210	406	90	(140)	(50)

Increase in cash	207	497	491	(613)	(122)

The following discusses the cash flow of the businesses we retained following the demerger.

Cashflow from ordinary operating activities for the year ended 31 December 2002 increased by 17% to £391 million as compared with £333 million for the year ended 31 December 2001. This increase principally reflects improved operating profit performance, particularly in Australia and the United States, as well as an increase in dividend receipt from joint ventures and associates, including the resumption of dividends from Kapco and Hubco in Pakistan. Cashflow from ordinary operating activities during the year ended 31 December 2001 increased to £333 million as compared with £11 million for the nine months ended 31 December 2000. This increase principally reflected strong operating profit performance for the full year ended 31 December 2001, particularly in Europe and the Middle East and North America, as well as an increase in dividend receipt from joint ventures and associates and a reduction in working capital and provisions.

We received an exceptional dividend from fixed asset investment during the year ended 31 December 2002 in relation to the payment by Kapco of receivables related to earlier periods. See “—Exceptional items”. Returns on investments and servicing of finance, comprised of interest paid, debt issuance cost and dividends paid to minority shareholders net of interest and dividends received, was £88 million during the year ended 31 December 2002, a decrease of 16.2% as compared with £105 million during the year ended 31 December 2001. This decrease reflects a small reduction in average debt levels over the course of the year, together with slightly lower average cost of debt. Returns on investments and servicing of finance during the year ended 31 December 2001 reflects increased levels of debt in 2001, partially offset by lower average rates of interest. During the year ended 31 December 2002, we recorded an exceptional cash outflow under returns on investment and servicing of finance of £25 million in connection with costs associated with refinancing and significantly extending the maturity of the A$1.2 billion non-recourse debt facility associated with our power plant at Hazelwood in Australia.

Capital expenditure on projects designed to maintain the operating capacity of our power stations was stable at £48 million during the years ended 31 December 2002 and 2001, reflecting the recurring and on-going nature of this expenditure. Capital expenditure to increase our operating capacity during the year ended 31 December 2002 was £98 million, a substantial reduction as compared with £358 million during the year ended 31 December 2001. This decrease reflects the fact that we have now completed our projects to build new generation capacity in Massachusetts and Texas, although we are continuing the construction of the Shuweihat S1 power and water plant in Abu Dhabi. We made financial interest payments of £13 million during 2002, which includes the cash we paid in respect of net investment hedges. Similarly, capital expenditure to increase our operating capacity during the year ended 31 December 2001 was substantially lower than the £504 million capital expenditure during the nine months ended 31 December 2000, reflecting the continued progress toward completion of the plants in North America.

Acquisitions and disposals during the year ended 31 December 2002 were a payment of £144 million, principally the final payment of £133 million to TXUEET in respect of the acquisition of our Rugeley power station in the United Kingdom. During the year ended 31 December 2001, acquisitions and disposals included net proceeds of £372 million on the sale of our 25% interest in UFG and an initial payment of £67 million to TXUEET in respect of the acquisition of Rugeley.

Capital Resources

We are of the opinion that we have sufficient working capital for the foreseeable future.

The following table shows our net debt position as at 31 December 2002, 2001 and 2000.

	As at 31 December
	2002	2001	2000
Cash and liquid investments	842	643	107
Euro dollar bonds	(37)	(41)	(91)
Convertible bond	(231)	(248)	(235)
Other loans—recourse	—	—	(308)
Loans—non-recourse	(1,386)	(1,251)	(544)

Net debt	(812)	(897)	(1,071)

Our net debt excludes our share of joint ventures’ and associates’ debt. These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power plc or any other group company. In view of the significance of these amounts, we have disclosed them separately.

The non-recourse financing agreements to which certain of our subsidiaries are party contain contractual restrictions which limit the ability of such subsidiaries to distribute freely cash dividends to us while such non-recourse financing is outstanding. In particular, the terms of our $1,375 million non-recourse facility to finance American National Power, or ANP, the operator of our North American plants, substantially limit the ability of ANP to distribute cash dividends to us while the facility is outstanding.

Year ended 31 December 2002

Net debt as at 31 December 2002 was £812 million as compared with £897 million as at 31 December 2001. Our share of joint ventures’ and associates’ debt was £503 million as at 31 December 2002 as compared with £487 million as at 31 December 2001.

The decrease in our net debt during the period reflects increased operating cash flow and the positive impact of the translation of debt denominated in foreign currencies, which amounted to £98 million over the course of the year. Net debt at 31 December 2002 is shown net of facilities fees of £27 million, which have been capitalised and offset against the debt in accordance with accounting standard FRS 4. At 31 December 2002, 77% of our borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate of the fixed rate debt was 6%.

On 31 December 2002, we had aggregated debt financing £1,654 million denominated principally in US dollars, Australian dollars, Sterling, Thai Bahts and Czech Koruna. Of this amount, £1,078 million and £39 million is due for repayment within one year and two years, respectively, with the majority of the remaining balance due after 2007.

The substantial increase in debt due within one year arises as a result of events in both the United Kingdom and the United States. In the United Kingdom, TXUEET was placed in administration and our tolling contract has been terminated. The termination of the tolling contract is an event of default under the £160 million non-recourse term loan that we used to finance our acquisition of Rugeley. Consequently, that debt is reported as current non-recourse debt. We are currently negotiating with our lenders and believe we will be able to resolve this issue. The maturity of the debt will be redesignated when these discussions reach a successful conclusion.

In the United States, following a number of refuted technical events of default, we are in discussions with our bank group. These alleged events of default principally relate to the availability of insurance cover for terrorism (which we have now obtained but was not generally available post-11 September 2001), our alleged failure to elect early completion of performance recovery periods and our alleged failure to achieve an agreed commercial operation date. We believe we have constructive and acceptable plans in place to resolve all issues to our and the banks’ mutual benefit. Until we formally resolve and document these issues, we will report the debt as current non-recourse debt in our accounts. We will redesignate the maturity of the debt in our accounts when these discussions reach successful conclusion.

In November 2003, investors in our convertible bond have the right to ‘put’ the bond back to us. As the conversion exercise price is substantially above the present share price, it is likely that the bondholders will exercise this right. We are currently examining all our options to meet this obligation. We have more than sufficient liquid funds to meet this ‘put’, but we may issue a new instrument, amend the existing convertible bond or issue new fixed-rate debt, depending on market conditions at the time.

In December 2003, the $60 million Euro dollar bond matures. We intend to meet this obligation through the use of cash resources, drawing down on bank lines or issuing new fixed rate debt, depending on market conditions at the time.

Commitments and contingent liabilities

The following table summarises our principal contractual financial obligations at 31 December 2002, certain of which are described in the consolidated financial statements and notes. You may review further analysis of these individual obligations by referring to notes 20, 21 and 31 to the financial statements. We expect to be able to fund such obligations from ongoing operations and our existing or replacement resources and facilities.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(£ in millions)
Short-term debt	1,078	1,078	—	—	—
Long-term debt	576	—	24	115	437
Property leases	61	5	9	14	33
Capital commitments	54	54	—	—	—
Commitments for the supply and transportation of fuel	584	75	57	171	281

Total contractual obligations	2,353	1,212	90	300	751

Our contingent liabilities at 31 December 2002 are described in note 32 to the consolidated financial statements. We monitor all contingent liabilities, including matters relating to the environment, via a process of consultation and evaluation which includes senior management, internal and external legal advisers and internal and external technical advisers. This process results in conclusions with respect to potential exposure and we make or adjust provisions accordingly by reference to accounting principles. Management believes that we have adequately provided for contingencies which are likely to become payable in the future. None of these contingencies is material to our financial condition, results of operations or liquidity.

Off-Balance Sheet Arrangements

Our associates are off-balance sheet arrangements. Our share of joint ventures’ and associates’ debt was £503 million as at 31 December 2002 as compared with £487 million as at 31 December 2001.

Item 6. Directors, Senior Management and Employees

Board of Directors and Executive Officers

We operate under the overall direction of our Board of Directors, which is responsible for policy and strategic matters. The Board of Directors, or the Board, consists of a Chairman, two Executive Directors and four Non-Executive Directors. Our Articles of Association provide that at each Annual General Meeting (AGM) of shareholders one third of the Directors will retire (on a rotating basis) and are eligible for re-appointment at such meeting. The following table sets forth the age and function of each of our Directors and executive officers.

Directors and Executive Officers	Age	Position held
Sir Neville Simms	58	Chairman
Peter Giller	61	Deputy Chairman and Non-Executive Director
David Crane	44	Chief Executive Officer and Director
Philip Cox	51	Chief Financial Officer and Director
Anthony (Tony) Isaac	61	Non-Executive Director
John (Jack) Taylor	64	Non-Executive Director
Adri Baan	60	Non-Executive Director
Stephen Ramsay	41	Company Secretary

Sir Neville Simms became a Non-Executive Director of National Power in August 1998 and was appointed Chairman of International Power in October 2000. He is currently Chairman of Carillion plc, and a member of the President’s Committee of the CBI. He was, until 31 May 2002, a member of the Court of the Bank of England.

Peter Giller joined International Power in April 2000 and served as Chief Executive Officer from October 2000 until his appointment as Deputy Chairman on 1 January 2003. He is also Non-Executive Chairman of A&A EIC Electricity Investment Company, Zurich.

David Crane joined the Company on 11 March 2000 from Lehman Brothers and became Chief Operating Officer in October 2000. David was appointed Chief Executive Officer of International Power in January 2003. He has responsibility for the overall management of the business and the implementation of its strategy.

Philip Cox joined the Company on 1 May 2000 from Invensys plc and became an Executive Director in October 2000. His responsibilities include finance, tax and treasury. He is a Non-Executive Director of Wincanton plc.

Anthony (Tony) Isaac became a Non-Executive Director of the Company in October 2000 and is the Senior Independent Director. He is the Chief Executive of The BOC Group plc and is a Non-Executive Director of Exel and Schlumberger Limited.

John (Jack) Taylor became a Non-Executive Director of the Company in October 2000. Serving today as a Managing Director of Caisse De Depot Et Placement Du Quebec, Jack has 36 years experience in private equity, project finance and international banking with The Chase and most recently with the Asian Development Bank as Director—Infrastructure, Energy and Financial Sectors Department West and Private Sector Group.

Adri Baan became one of our Non-Executive Directors in June 2002. He was previously CEO of Philips Consumer Electronics, Member of the Board of Management. He is currently on the Boards of ASMI, KVWS, ICI PLC, KASBank NT Trust Office, Wolters Kluwver, Port Authority of Singapore and Hesse Noord Natie Port of Antwerp.

The Chairman and all independent Non-Executive Directors (Tony Isaac, Jack Taylor and Adri Baan) are members of the Audit Committee, Remuneration Committee and the Appointments Committee. All Executive Directors are members of the Risk Committee.

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

The business address of each of our Directors and executive officers is Senator House, 85 Queen Victoria Street, London EC4V 4DP, United Kingdom.

Management of the Group

Management of our regional businesses is vested in our regional directors, who report directly to executive management, as necessary, with respect to business development, prospective investments and overall strategic direction. The regional directors work closely with our international portfolio and risk management teams to ensure that our generation assets are optimised and synchronised in terms of financial controls, operational performance and associated trading and marketing. Our regional directors are supported by legal, technical, financial, asset management and trading personnel. In addition, we provide overall strategic direction and, as necessary, specialised technical support and funding.

The following table sets forth key members of our senior management.

Senior Management	Age	Position held
Ian Nutt	50	Chief Executive Officer of ANP
Richard Lappin	49	Regional Director, Europe and Middle East
Paul Turney	51	Regional Director, Europe and Middle East
Ranald Spiers	47	Regional Director, Europe and Middle East
Steve Riley	41	Regional Director, Australia region
Peter Barlow	49	Director of Finance
Tony Concannon	38	Country Manager, UK
Vince Harris	51	Chief Executive Officer of Hub Power Company
Gareth Griffiths	32	Global Trading Manager
Mark Williamson	45	Group Financial Controller
Ken Teasdale	50	Director of Operations and Engineering
Penny Chalmers	36	Global Resource Manager
Sean Neely	37	Director, Mergers & Acquisitions Group
Grant Jones	37	Director of Communications
Ken Oakley	40	Group Tax Manager

Ian Nutt is the Chief Executive Officer of ANP. In his last role he was our Head of Global Operations and, in addition, played a critical role in asset management serving on the boards of Hubco, Kapco, Malakoff and Uni-Mar. He has 27 years experience in development, operation and maintenance of power plants.

Richard Lappin is a regional director of our Europe and Middle East region with responsibility for Central and Northern Europe. He has been with us since privatisation and is currently Deputy Chairman of Pražská Teplárenská and has been our Country Manager in the Czech Republic for the last three years.

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

Steve Riley is currently the regional director of our Australia region, having joined National Power in 1990. He has held senior positions at two UK power stations and prior to taking up his most recent position was Head of Corporate Strategy and Planning in our UK headquarters.

Peter Barlow is the director of Finance for International Power and is responsible for funding and bank relationships. Mr Barlow joined us in 1998 and has been especially involved in the Project Finance and Treasury areas since that time.

Tony Concannon is currently the UK Country Manager. He has 20 years’ experience in the industry and was previously an international project developer and a senior trader in National Power’s energy management team.

Vince Harris is currently CEO of the Hub Power Company in Pakistan and responsible for managing the disposal of our Chinese assets. He is a chartered engineer and has 33 years experience in the power generation industry.

Gareth Griffiths is the Global Trading Manager with responsibility for our trading operations in the UK, USA and Australia. He has 11 years’ experience in the industry and was previously Vice President, Marketing and Trading at ANP.

Mark Williamson is the Group Financial Controller and is also responsible for our financial reporting. He is a chartered accountant who trained at KPMG and has wide international accounting and business experience.

Ken Teasdale is our director of Operations and Engineering. He is a chartered electrical engineer and a chartered mechanical engineer. He has over 30 years’ experience in the industry and was previously CEO of Hazelwood Power Company, a 1600 MW power station at Victoria, Australia.

Penny Chalmers is our Global Resource Manager. She is responsible for group human resources including staffing and support of development opportunities and the implementation of the investment decision process up to board level.

Sean Neely is the director of the Mergers and Acquisitions Group responsible for any acquisition that we pursue. He has 10 years’ experience in the industry. As well as acquisitions he has previous experience in strategic planning and project finance.

Grant Jones is the director of Communications with particular responsibility for investor and media relations and internal communications.

Ken Oakley is the Corporate Tax Manager responsible for our tax affairs. He joined us in October 2002, and is a chartered accountant and chartered tax advisor.

Corporate Governance

The Board

The Board met on seven occasions during the year. A balance between Executive and Non-Executive Directors underpinned the effectiveness of our Board. In addition to the Non-Executive Chairman, the Board consists of two Executive Directors and four Non-Executive Directors.

With the exception of Peter Giller, all of the Non-Executive Directors are considered to be independent.

In accordance with the Combined Code and our Articles of Association, all Directors submit themselves for re-election at least every three years and newly appointed Directors are subject to election by shareholders at the first opportunity after their appointment. Newly appointed Directors receive comprehensive briefing, and training where appropriate, on us and their roles, to ensure that they are fully conversant with their responsibilities.

The Board has responsibility for defining strategy, ensuring the successful implementation of approved plans and for our financial policies for which it maintains a schedule of all matters requiring specific Board approval. Throughout 2002 this included all strategy decisions and significant capital investment proposals.

The Board receives information on capital expenditure projects and investment proposals in advance of Board meetings, as well as management reports on the operational and financial performance of the business. Financial performance is monitored on a monthly basis and our overall performance is reviewed against approved budgets.

All of the Directors have access to the advice and services of our Company Secretary and have access to independent advice should they so wish.

We have established the following committees: the Audit Committee, the Remuneration Committee, the Appointments Committee and the Risk Committee.

Audit Committee

The Audit Committee reviews and decides on the appointment (subject to ratification by shareholders) and remuneration of external auditors, reviews the scope of the external audit to satisfy itself as to its adequacy, monitors our relationship with the external auditors (and its related entities) to ensure that the external auditors retain their independence and objectivity, including the pre-approval of non-audit services, reviews the performance of the external auditors and resolves any disputes between the external auditors and executive management. The Chairman of the Audit Committee is Tony Isaac. He is a fellow of the Chartered Institute of Management Accountants and, before becoming Chief Executive of The BOC Group plc, was its group finance director.

The Audit Committee reviews the financial reports and provides recommendations on them to the Board, prior to their approval by the Board, taking into account the views of the external auditors. As part of this process, or at any appropriate time during the year, the Audit Committee considers our accounting policies and recommends changes that it considers appropriate, including major judgemental areas, significant audit issues and adjustments and any departures from accounting standards and best practice.

The Audit Committee also reviews the Directors’ statement relating to their responsibility for preparing the annual accounts, the Directors’ report on the effectiveness of our system of internal control and their report that our business is a going concern.

The Audit Committee also reviews the external auditors’ evaluation of the fairness of the presentation in the annual accounts of the financial position and operating results, including the quality and adequacy of the record keeping, and accounting and financial policies and procedures, as well as any other matter arising from the audit or review brought to its attention by the external auditors.

The Audit Committee monitors our compliance with statutory, regulatory and international stock exchange requirements for financial reporting, and ensures executive management have the appropriate controls over financial reporting, including the review of any management letter received from the external auditors.

The ultimate responsibility for approval of financial reports, and for overseeing that management discharge their responsibilities relating to the control over our the financial and operational activities, rests with the entire Board.

The Audit Committee reviews the scope of the internal audit function (including its annual plan) to satisfy itself of the Internal Audit’s adequacy, particularly in terms of resources, reporting lines, programme and implementation of recommendations.

The Audit Committee may institute such special projects as it considers appropriate, and considers from time to time whether any special remit should be referred to our external auditors or to any other external body. The Audit Committee ratifies the appointment of the Head of Internal Audit. The Audit Committee reviews all of the Risk Committee’s responses to the Board to ensure that the audit process addresses, and the audit annual plan considers, all relevant risks. The Audit Committee seeks to ensure that we have proper structures in place to review legislative and regulatory compliance activities, including the development of appropriate procedures. The Audit Committee seeks to ensure “whistle blowing” procedures are in place for the receipt and treatment of complaints (including anonymous submissions from employees) regarding questionable accounting and audit matters.

The Audit Committee is authorised by the Board to investigate any activity within its terms of reference. It is authorised to seek any information it requires from any employee, and all employees are directed to co-operate with any Audit Committee request.

Remuneration Committee

The Remuneration Committee ensures that we maintain Executive Directors’ salaries at a level which allows us to compete effectively for high calibre executives, adjusts their pay at appropriate intervals (normally annually) both in relation to performance and to an assessment of market movement based on data from outside sources and reviews the basis, targets and rewards of both short- and long-term executive incentive schemes (e.g. cash bonuses, stock option plans etc.). The Remuneration Committee provides that we maintain the balance of pay and benefits on a sensible, comparative and defensible basis, and honour contractual obligations to individual Executive Directors. The Chairman of the Remuneration Committee is Adri Baan.

The Remuneration Committee ensures that the Chief Executive discharges his or her delegated authority in establishing the basis for terms and conditions of employment (remuneration and other conditions, e.g. notice periods, severance, short- and long-term incentive entitlements) in respect of senior executive appointments below Board level, in order to consider the cost implications for us and to provide the Chief Executive with appropriate guidance.

The Remuneration Committee ensures that the Committee Chairman and the appointed deputy attends the AGM and is prepared to respond to any shareholder questions on the Remuneration Committee’s activities.

Appointments Committee

The Appointments Committee is comprised of all the independent Non-Executive Directors (including the Chairman), one of whom shall be appointed Chairman of the Appointments Committee. Sir Neville Simms is currently the Chairman of the Appointments Committee. Other individuals may attend as and when requested by the Appointments Committee. The Board appoints the Appointments Committee Chairman. The Group HR Director is the Secretary of the Appointments Committee.

The Appointments Committee meets formally at least once in each year and otherwise as and when required. The quorum for meetings of the Appointments Committee is two members. Any member of the Appointments Committee or the Secretary may call a meeting of the Appointments Committee. The chair of the Appointments Committee reports to the Board after each Appointments Committee meeting.

The Appointments Committee regularly reviews the Board structure, size and composition and makes recommendations to the Board with regard to any changes that it deems desirable.

Without prejudice to the Articles of Association, the Appointments Committee is responsible for identifying and nominating candidates for the approval of the Board to fill vacancies as and when they arise, and for implementing plans for succession in relation to key posts at and immediately below Board level and ensuring that such plans are regularly reviewed.

The Appointments Committee makes recommendations to the Board for the continuation in service or termination of an Executive or Non-Executive Director, recommends Directors who are retiring by rotation to be put forward for re-election, ensures that the Appointments Committee Chairman or the appointed deputy (who is a member of the Committee) attends the AGM and is prepared to respond to any shareholder questions on the Appointments Committee’s activities.

In order to fulfil their duties, the Audit, Remuneration and Appointments Committees have authority to obtain any external legal or other professional advice, or information, including the advice of independent recruitment and/or HR consultants, at our expense, and to secure the attendance at meetings of outsiders with relevant experience and expertise if they consider it necessary.

The Risk Committee (comprising the Chief Executive Officer, the Chief Financial Officer and senior managers) has responsibility, on behalf of the Board, for monitoring the effectiveness of our risk management arrangements. The Committee is also responsible for monitoring our health, safety and environmental performance. The Chairman of the Risk Committee is the Chief Financial Officer.

Relations with shareholders

The Board is accountable to shareholders for our performance and activities.

We ensure that our AGM provides shareholders with an opportunity to receive comprehensive information on all aspects of our business activities, and to question senior management about business issues and prospects.

All proxy votes are counted and the level of proxy votes lodged for each resolution is reported at the AGM. In line with best practice, we aim to ensure that the notice of the AGM and the annual report are sent to shareholders at least 20 working days before the AGM.

We also run, within the terms of the regulatory framework, frequent contact programmes with institutional investors and groups of individual shareholders, to discuss matters of strategy and financial performance. All results presentations and all stock exchange announcements are available to shareholders on our website, www.ipplc.com, in the investor relations section. The information on our website is not a part of this report.

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

Internal control

We have systems in place to meet the requirements of the UK Combined Code and the Turnbull Guidance for the review of internal controls, including financial, operational and compliance controls and risk management.

The Board has responsibility for our systems of internal control and for monitoring their effectiveness. Any system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives. The systems can only provide reasonable, and not absolute, assurance against material financial misstatement or loss. The principal features of our systems of internal control are:

Control Environment

The Board encourages a culture of integrity and openness. We have an organisational structure with clear lines of accountability and authority across our worldwide operations, supported by appropriate reporting procedures. Each of the regional businesses is accountable to the Chief Executive Officer, and is managed within the strategic guidelines and delegated authorities adopted by the Board.

Control Procedures

We have established control procedures in each of our operations to safeguard our assets from loss or misuse and to ensure appropriate authorisation and recording of financial transactions. We have risk management procedures in place for our operations, including our energy marketing and trading activities, which are overseen by the Global Risk Manager. The group treasury function operates under defined policies and the Treasury Committee, chaired by the Chief Financial Officer, monitors its activities. All acquisition and development decisions are subject to disciplined investment appraisal processes.

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

Risk Identification and Management

There is a continuous process for identifying, evaluating and managing the key risks we face. Activities are co-ordinated by the Risk Committee, which has responsibility for ensuring the adequacy of systems for identifying and assessing significant risks, that appropriate control systems and other mitigating actions are in place, and that residual exposures are consistent with our strategy and objectives. We conduct assessments for all material entities.

As part of the annual business planning process, we identify the key risks associated with achievement of principal objectives and quantify their impact. During the year, significant changes in the risk profile are highlighted through the business performance reports. The principal risks are reviewed by the Risk Committee, which provides regular reports to the Board.

For each of the businesses that operate in traded energy markets, risk committees have been established to oversee the management of the market, operational and credit risks associated with our energy marketing and trading activities. These committees comprise Executive Directors, the Global Risk Manager and senior managers.

Monitoring

The Board reviews the effectiveness of established internal controls through the Audit Committee, which receives reports from management, the Risk Committee, our internal audit function and the external auditors on the systems of internal control and risk management arrangements.

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

Compliance with the UK Combined Code on Corporate Governance

On 1 October 2000 Peter Giller became Chief Executive Officer on a fixed three-year service contract. This contract was terminated on 31 December 2002. During the period of Peter Giller’s service as Chief Executive Officer, the Board considered that the service contract was appropriate given the stage of the Company’s development and Peter Giller’s experience and knowledge of the market in which the Group operates. His remuneration was paid entirely in shares as described in the remuneration report.

On 1 January 2003, Peter Giller became Deputy Chairman and a Non-Executive Director. We can terminate this contract on or after 31 December 2003. On termination Peter Giller is entitled to enter into a two-year consultancy contract with us. The Board considers that this arrangement is appropriate as it ensures Peter Giller’s experience and knowledge are still available to us.

In all other respects, we have complied with the provisions of the Combined Code throughout the period of the review.

Future developments

We have reviewed the reports from Derek Higgs on the role and effectiveness of Non-Executive Directors and from the Financial Reporting Council led by Sir Robert Smith on audit committees, both of which were published recently and after our year end. We believe that our present governance arrangements meet many of the recommendations of the reports and most of the exceptions simply require the inclusion of further information within our annual report or would require small changes to achieve compliance.

The compositions and roles of our Board committees meet the requirements of the Higgs and Smith reports in most respects, although the Chairman currently leads the Appointments Committee and all Non-Executive Directors are members of each of the committees. The Higgs Report recommends that the Appointments Committee should be chaired by an independent Non-Executive Director and that no one Non-Executive Director should sit on all three principal Board committees. The Higgs Report, however, recognises that practical considerations mean that compliance with certain recommendations may take time to achieve.

The recommendations of the Higgs Report are expected to be incorporated in the Combined Code and we will make the necessary disclosures in our next annual report.

Directors’ and Executive Officers’ Interests

As of 7 April 2003 (the latest practicable date prior to the publication of this annual report) the Directors and their immediate families had the beneficial interests in our ordinary shares shown in the table below (including options and awards over), such interests being those: (1) which are required to be notified by each Director to us pursuant to section 324 or 328 of the Companies Act; or (2) which are required pursuant to section 325 of the Companies Act to be shown by the Register of Directors’ interests maintained under section 325 of the Companies Act or which are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed above, and the existence of which is known to or could, with reasonable diligence, be ascertained by that Director.

Director	International Power Ordinary Shares Number
Sir Neville Simms	100,000
Peter Giller	524,568
David Crane	44,000
Philip Cox	25,000
Tony Isaac	5,000
Jack Taylor	5,000
Adri Baan	15,000

None of the Directors has any non-beneficial interest in any of our ordinary shares.

Save as set out in the table above, under the section entitled “Current Board of Directors” and “Options to Purchase our Securities”, no Director nor any person connected with a Director as aforesaid has at the date of this document or is expected to have any interest in our share capital.

Compensation of Directors and Officers

The table below shows the aggregate remuneration of our Directors for the year ended to 31 December 2002 and compares it with the figures for the year ended 31 December 2001.

	Salary	Fees	Termination payment	Performance related bonus	Payment in lieu of pension	Other benefits	Aggregate remuneration year to 31 December 2002	Aggregate remuneration year to 31 December 2001
	£	£	£	£	£	£	£	£
Sir Neville Simms	175,000	—	—	—	—	—	175,000	175,000
P G Cox(2)	291,500	—	—	116,600	87,450	14,082	509,632	460,655
D W Crane(2)	291,500	—	—	116,600	87,450	17,761	513,311	467,029
P Giller(3)(4)	194,094	—	403,799	—	—	77,950	675,843	530,998
J Moore	—	—	—	—	—	—	—	18,433
J D Taylor(1)	—	30,000	—	—	—	—	30,000	25,000
A R Isaac(1)	—	35,000	—	—	—	—	35,000	30,000
J M Amusategui	—	—	—	—	—	—	—	14,583
A Baan(1)	—	17,500	—	—	—	—	17,500	—
D Hendrix(1)	—	12,500	—	—	—	—	12,500	25,000

Total	952,094	95,000	403,799	233,200	174,900	109,793	1,968,786	1,746,698

Notes

(1)	The International Power plc Non-Executive Directors’ fees are split between an annual fee of £15,000 for board membership, for attendance at board meetings and for general duties as Directors. They each receive a further £15,000 per annum for their membership of board committees. In addition, Tony Isaac receives an additional fee of £5,000 per annum for his role as Senior Independent Director. Adri Baan joined the Company on 1 June 2002. Dennis Hendrix ceased to be a Director on 23 May 2002.
(2)	David Crane and Philip Cox both received a cash supplement of 30% of base salary in lieu of pension scheme arrangements. They also received a company car allowance and private medical insurance, both of which are included in other benefits.
(3)	On 2 October 2000, Peter Giller received a one-off conditional award of 677,564 Ordinary Shares in the Company in respect of his three year term of employment (subject to the rules of the Restricted Share Plan). One third of the Ordinary Shares conditionally awarded to him (225,854) were issued to him on 2 October 2001 and a further third (225,855) was released on 2 October 2002. The final third (225,855) were issued to him upon termination of his service agreement on 31 December 2002. The salary stated in the table above reflects: 9/12 of the value of his 2002 release, based on the share price at 2 October 2002 of 82.875p per share at the time of the vesting of the shares; and 3/12 of the remaining third released to him on 31 December 2002 based on a share price of 95.125p per share. In addition, during 2002 he was provided with a weekly cash supplement of £1,100 in respect of housing costs (which is included in other benefits).
(4)	As part of Peter Giller’s termination of his service agreement he received, on 31 December 2002, the balance of his 2003 Restricted Share Plan release and the full release of his 2002 Performance Share Plan award of 255,102 shares. Both these releases were based on a share price of 95.125p, and are reflected in the termination payment shown in the table above. He also received, as part of termination arrangements, a relocation allowance of £25,000 (which is included in other benefits).

Summary of emoluments and benefits

	Year ended 31 December	Year ended 31 December	9 months ended 31 December
	2002	2001	2000
	£000	£000	£000
Aggregate emoluments	1,565	1,747	2,041
Termination payments	404	—	1,805
Performance Share Plan	—	—	—
Long-Term Incentive Plan	—	—	—

Highest paid Director

The aggregate emoluments of the highest paid Director, Peter Giller, were £675,843 (year ended 31 December 2001: P Giller £530,998; nine months to 31 December 2000: G A Brown £1,368,521).

Current Board of Directors

The intention of the Board is to align the interests of Directors and, through the employee share plans, employees with those of shareholders. In particular, the Demerger Long Term Incentive Plan in which the Executive Directors participate was designed to unite and incentivise a new team to achieve defined performance conditions over the first three years of our life following the demerger, the period covered by the operation of the plan. To ensure this alignment continues past the period covered by the plan, executive directors also participate in the 2002 Performance Share Plan (approved by shareholders at the 2002 AGM) and Executive Share Option Scheme.

As part of our management succession plan, Peter Giller’s service agreement was terminated early on 31 December 2002. Peter Giller, effective from 1 January 2003, moved to the position of Deputy Chairman and Non-Executive Director for an initial period of one year. The other Non-Executive Directors are appointed on a three year fixed-term, annual fixed-fee basis.

David Crane’s and Philip Cox’s employment can be terminated by us giving not less than 12 months’ notice, or automatically on reaching their 60th birthday. We may terminate David Crane’s and Philip Cox’s employment immediately without notice, provided we make a lump sum payment equivalent to 125% of prevailing annual salary for the notice period forgone. If we terminate David Crane’s or Philip Cox’s employment otherwise than for “cause” (termination which is not in accordance with the terms of their service agreement) we shall, at the Executive Director’s request, pay to him, by way of liquidated damages, a lump sum payment as described above. David Crane and Philip Cox may terminate employment by giving not less than six months’ notice. For the period 1 January 2003 to 31 December 2004, if David Crane’s and Philip Cox’s employment is terminated for Change of Control, the notice and lump sum arrangements described above are increased to 24 months and 250% respectively. For termination after 31 December 2004, the normal arrangements apply (i.e. 12 months/125%).

David Crane’s and Philip Cox’s salaries will be reviewed annually by the Board.

In 2002, David Crane and Philip Cox were entitled to participate in annual bonus arrangements providing 25% of prevailing annual salary for the achievement of pre-set financial and non-financial objectives, rising to a maximum of 50% of basic salary for exceptional performance exceeding the objectives determined by the Remuneration Committee. In 2003, David Crane and Philip Cox are entitled to participate in annual bonus arrangements providing 25% of prevailing annual salary for the achievement of pre-set financial and non-financial objectives, rising to a maximum of 60% of basic salary for exceptional performance exceeding the objectives determined by the Remuneration Committee.

Each of the Executive Directors is also entitled to participate in the Long Term Incentive Plans (2002 Performance Share Plan and Executive Share Option Scheme) and the “Save As You Earn” Plan, as described below, subject to meeting the eligibility criteria.

Peter Giller is not provided with a motor car or membership of our health care plan and medical screening plan. David Crane and Philip Cox are provided with a motor car allowance under our existing motor car arrangements and membership of our health care plan and medical screening plan. For the period up to 31 December 2002 Peter Giller received a weekly cash supplement of £1,100 in respect of housing costs incurred.

We have a travel insurance policy which includes personal accident insurance. These arrangements apply to Peter Giller, David Crane and Philip Cox.

Sir Neville Simms was appointed our Chairman on 2 October 2000. Under the terms of his appointment he is paid £175,000 per annum (plus reasonable expenses). He is required to devote approximately 75 days per annum to the performance of his duties. His appointment continues to our AGM held following his 65th birthday, unless terminated by us for good cause or by either party on giving the other not less than one year’s notice in writing. The Non-Executive Directors do not have agreements providing for compensation in the event of early termination of their appointment.

The date of expiry of the current terms of appointment for each of the Non-Executive Directors and their current fees are as follows:

	Expected expiry of current terms	Total fees and other benefits
		(£)
Non-Executive Directors
Sir Neville Simms(1)	—	175,000
Dennis Hendrix(2)	23 May 2002	12,500
Adri Baan(3)	Until the 2003 AGM	17,500
Tony Isaac	Until the 2003 AGM	35,000
Jack Taylor	Until the 2003 AGM	30,000
Peter Giller	31 December 2003	100,000

(1)	Sir Neville Simms’ contract can be terminated on 12 months’ written notice by either party, or automatically at the 2010 AGM following his 65th birthday.
(2)	Dennis Hendrix served for the first half of 2002.
(3)	Adri Baan served for the second half of 2002.

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

This suite of share-based plans includes a saving-related share option scheme open to staff in the United Kingdom. Over 85% of eligible staff currently participate in the scheme, saving between £10 and £250 per month, with the option to purchase shares at a discount at the end of a chosen three or five-year saving period. We also operate, for UK staff, the International Power Approved and Unapproved Executive Share Option Schemes (ESOS). We are looking to institute a Share Incentive Plan during, or shortly after the end of, the financial year ended December 2003.

We also have in place a Global Executive Share Option Plan (designed for executives who are resident outside of the United Kingdom), The International Power Global Sharesave Plan (open to employees in certain countries outside of the United Kingdom). The Global Executive Share Option Plan and the Global Sharesave Plan are both in operation.

At demerger in October 2000 we established the Demerger Share Plan, which was open to all UK based employees (except Directors) employed at demerger. Awards were made to eligible employees at demerger, the shares required to meet those awards at vesting in October 2003 being held in trust. No shares have been specifically purchased in respect of awards made under this plan, as we are utilising the balance of shares unallocated from two former employee share plans that ceased operation at demerger.

Additionally at demerger we established the Restricted Share Plan which was utilised for the purposes of the remuneration arrangements of Peter Giller, our former Chief Executive. In connection with the Restricted Share Plan, a total of 677,564 ordinary shares of the Company were purchased and placed in a trust fund which, at cost and net of administration expenses of the trust, totalled £1.7 million. One third of the shares vested to Peter Giller on the first anniversary of demerger; one third vested on the second anniversary of demerger and the final third vested upon his ceasing to be Chief Executive Officer on 31 December 2002. In line with recommended practice the fund balance has been written down to nil over the period of service to which it relates. Consequently the book value of the fund as at 31 December 2002 was nil (31 December 2001: £1.0 million).

Additionally we operate a Performance Share Plan, which shareholders approved at the 2002 AGM and which is open to Executive Directors and certain other employees. During 2002 we purchased and placed in trust a total of 1,273,138 shares in respect of awards made under this Plan, at a total cost of £2.5 million. Of these shares, the Remuneration Committee released 255,102 shares to Peter Giller on 31 December 2002 following the cessation of his term in office.

Finally, a one-off long-term incentive plan (the Demerger LTIP) was also established at demerger for Executive Directors and a small number of senior managers. To date, no awards have been made in respect of this Plan.

Options to Purchase Our Securities

Summary of Outstanding Options

The table below sets forth options to purchase our ordinary shares outstanding as of 7 April 2003 (the latest practicable date prior to the printing of this document):

Plan	Grant Date	Exercise Dates	Issuable Ordinary Shares	Exercise Price per Ordinary Share
Approved Executive Plan	3 October 2000	2003-2010	396,873	311.75	p
	22 March 2001	2004-2011	555,054	235.00	p
	19 September 2001	2004-2011	49,731	217.00	p
	24 May 2002	2005-2012	743,855	196.00	p
	10 March 2003	2006-2013	1,432,151	70.00	p
Unapproved Executive Plan	3 October 2000	2003-2010	2,306,652	311.75	p
	22 March 2001	2004-2011	1,394,423	235.00	p
	19 September 2001	2004-2011	116,047	217.00	p
	24 May 2002	2005-2012	3,312,932	196.00	p
	10 March 2003	2006-2013	9,714,156	70.00	p
Global Executive Share Plan	10 March 2003	2006-2013	695,343	70.00	p
Executive Share Option Plan	18 December 1992	1995-2002	13,838	180.40	p
	15 December 1993	1996-2003	52,935	297.94	p
	13 November 1994	1997-2004	101,858	336.21	p
	13 December 1995	1998-2005	290,736	306.14	p
	23 December 1996	1999-2006	472,639	323.22	p
	2 December 1997	2000-2007	555,541	386.09	p
	1 December 1998	2001-2008	766,660	352.61	p
	2 June 1999	2002-2009	33,206	331.42	p
Global Sharesave Plan	17 January 2003	2006	867,110	79.00	p
Sharesave Plan	17 January 2003	2008	748,604	79.00	p
	31 December 1996	2002	0	246.01	p
	24 December 1997	2001	0	307.51	p
	24 December 1997	2003	4,486	307.51	p
	29 December 1998	2002	0	282.23	p
	29 December 1998	2004	0	282.23	p
	27 October 2000	2003	775	250.00	p
	27 October 2000	2005	0	250.00	p
	18 April 2001	2004	18,856	188.00	p
	18 April 2001	2006	8,976	188.00	p
	11 October 2001	2004	6,780	200.00	p
	11 October 2001	2006	7,592	200.00	p
	1 October 2002	2005	1,143,870	90.00	p
	1 October 2002	2007	2,492,950	90.00	p

The table below sets forth the awards we made to certain of our Directors as part of our 2002 Performance Share Plan as of 31 December 2002.

	No. of shares under award as at 1 January 2002	Conditional awards made during the year	Date of award	Market value of an Ordinary Share as at date of award	End of performance period	No. of shares under award as at 31 December 2002
P Giller	—	255,102	24 May 2002	196p	—	—
D W Crane	—	148,724	24 May 2002	196p	31 December 2004	148,724
P G Cox	—	148,724	24 May 2002	196p	31 December 2004	148,724

In addition to the awards listed above, we granted conditional awards of 238,693 shares to David Crane and 175,879 shares to Philip Cox. These awards will vest after 31 December 2005. The market value of an ordinary share at the date of the awards was 70p.

Summary of Directors’ Options under the Executive Share Options Plans

The table below sets forth the awards we made to certain of our Directors under both the Approved and Unapproved Executive Share Option Plans as of 31 December 2002.

	No. of shares under option as at 1 January 2002	Granted during the year		Exercise price per share	Exercise period start	Exercise period end	No. of shares under option as at 31 December 2002
P Giller	—	15,306	(1)	196p	24 May 2005	24 January 2006	15,306
	—	239,796	(2)	196p	24 May 2005	24 January 2006	239,796

Total Options	—						255,102

D W Crane	—	15,306	(1)	196p	24 May 2005	24 May 2012	15,306
		133,418	(2)	196p	24 May 2005	24 May 2012	133,418

Total Options							148,724

P G Cox	—	15,306	(1)	196p	24 May 2005	24 May 2012	15,306
		133,418	(2)	196p	24 May 2005	24 May 2012	133,418

Total Options							148,724

(1)	Approved Executive Share Options
(2)	Unapproved Executive Share Options

In addition to the awards listed above, as of the date hereof we awarded an additional 678,571 shares to David Crane and 500,000 shares to Philip Cox at an exercise price of 70p. These shares are exercisable between 10 March 2006 and 10 March 2013.

Summary of Directors’ Options under the Sharesave Plan:

As of 7 April 2003 (the latest practicable date prior to the printing of this annual report), our Directors held options to purchase an aggregate of 36,500 ordinary shares.

	Grant Date	Number of Options	Exercise Price (pence per share)	Period Exercisable
David Crane	1 October 2002	18,250	90.0p	24 December 2007 - 24 June 2008
Philip Cox	1 October 2002	18,250	90.0p	24 December 2007 - 24 June 2008

Total at 7 April 2003		36,500

Gains made on Directors’ Share Options

In the financial period ended 31 December 2002, no Directors exercised share options, therefore no gains were realised.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

As at 7 April 2003 (the latest practicable date prior to the publication of this document) the following persons had the following interests in 3% or more of our issued share capital:

	Number of Ordinary Shares	Percentage of Issued Share Capital
Name
Merrill Lynch Investment Managers Ltd	144,043,333	12.88%
Franklin Resources, Inc.	42,797,512	3.83%
AXA S.A.	39,905,357	3.57%
Legal & General Investment Management Limited	34,230,622	3.06%

Our major shareholders have identical voting rights to the other shareholders.

Save as disclosed above, so far as is known to the Directors, there is no person who directly or indirectly is or will be interested in 10% or more of our issued share capital. So far as is known to the Directors, there is no person who could, directly or indirectly, jointly or severally, exercise control over us.

As of 7 April 2003, the total amount of our voting securities owned by our Directors and executive officers as a group was 718,568 shares, or 0.064% of the issued share capital. For a table showing the amount of our ordinary shares owned by our Directors and executive officers on an individual basis, see “Item 6. Directors Senior Management and Employees—Directors’ and Executive Officers’ Interests”.

Other than as set forth in “Current Directors”, none of our Directors or executive officers has or have any non-beneficial interest in any of our ordinary shares.

Related Party Transactions

During the last three financial years, neither we nor any of our subsidiaries has been, or is now, a party to any material transaction or proposed transaction in which any Director, any other executive officer, any spouse or other relative of any of the foregoing, or any relative of such spouse, has or was to have a direct or indirect material interest.

Set forth below is a description of transactions during the past three financial years that we have entered into with Innogy or its subsidiaries, any of our shareholders or a shareholder of a significant subsidiary:

•	an agreement, or the “tax agreement”, dated 21 August 2000 between Innogy, Innogy Holdings as guarantor and us, regarding tax indemnities and administration following the transfer of our UK energy business to Innogy;

•	an agreement or the “pensions agreement” dated 21 August 2000 between Innogy Holdings, Innogy and us relating to the transitional period of participation in relation to the members of the National Power Section of the ESPS;

•	a Deed of Indemnity dated 21 August 2000 between Innogy, Innogy Holdings and us extending the scope of certain of the indemnities referred to above and dealing with certain other demerger related matters;

•	a Deed of Indemnity dated 17 August 2000 between Innogy Holdings, NPEC and us extending the scope of certain of the indemnities in the agreement referred to above; a Deed of Indemnity dated 17 August 2000 between Innogy Holdings, Innogy Technology Ventures Limited and us extending the scope of certain of the indemnities in the agreement referred to above;

•	an agreement dated 17 August 2000 between National Wind Power Limited, known as NWP, which was a subsidiary of Innogy, and American National Power Inc., under which NWP agreed to purchase the shares in American National Wind Power Inc., which was owned by ANP, our subsidiary, subject to receiving the consent of the Treasury, for the sum of $1,000. Under the agreement, each of NWP and American National Power Inc. gave certain indemnities to the other party in respect of US taxes;

•	an agreement dated 17 August 2000 between Innogy and us relating to the supply by Innogy to us of the majority of its IT, telecommunications and related support services was terminated, with effect from January 2002;

•	an agreement dated 17 August 2000 between Innogy and us relating to certain intellectual property rights and shared records. The agreement provides for licences between the parties, and imposes certain restrictions on the use and exploitation by the parties of intellectual property owned by us prior to 16 March 2000 and certain intellectual property arising in the period between 16 March 2000 and 17 August 2000. It also provides for the parties to have access to, and rights to copy and use, certain archived records created before 16 March 2000. We further granted a licence to Innogy relating to the use of the NPOWER trade mark until 31 December 2001. Innogy paid us £2 million and we paid Innogy £7 million for the respective rights granted under the agreement;

•	Deeside Power Development Company Limited, a wholly owned subsidiary of ours, entered into an agreement for the sale of firm and interruptible gas for the period 1 August 2000 to 1 April 2002 which provides for, inter alia, the provision of daily contract quantities to Deeside that should provide approximately 100% of Deeside’s gas requirement. Standard industry terms and conditions apply to this agreement and prices were fixed at different levels for the period to 31 March 2001 and the year to 1 April 2002; and

•	International Power and Innogy entered into agreements for the assignment of certain proportions of our capacity in respect of the UK/Belgian interconnector and agreed to pay Innogy an amount equal to certain dividends (if any) it receives.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Item 9. The Offer and Listing

Our shares are listed on the London Stock Exchange. Our registered ADSs are listed on the New York Stock Exchange under the symbol “IPR”.

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

	Ordinary Shares			ADSs
Calendar Year	High p	Low p	Average daily trading volume	High $	Low $	Average daily trading volume
2001
First Quarter	267.50	210.00	9,401,855	39.75	31.00	15,252
Second Quarter	326.80	264.00	12,744,804	46.55	37.20	15,294
Third Quarter	327.30	193.80	10,202,442	46.52	28.50	5,758
Fourth Quarter	237.00	189.50	6,706,164	34.70	27.10	2,902

2002
First Quarter	216.50	173.25	9,059,042	30.70	25.24	3,550
Second Quarter	221.00	160.25	8,115,733	31.76	24.95	1,725
Third Quarter	165.00	84.00	11,455,032	25.45	13.35	6,637
Fourth Quarter	106.50	83.50	7,743,650	16.50	13.10	4,723

2003
First Quarter	104.50	70.00	7,246,030	16.77	11.10	2,803

Most Recent 6 months

2002
September	132.80	84.00	13,744,638	20.25	13.35	4,485
October	106.50	83.50	10,100,430	16.40	13.10	7,543
November	106.30	95.00	7,392,310	16.50	15.16	4,716
December	105.80	95.75	5,402,260	16.42	15.20	1,316

2003
January	104.50	87.50	6,143,305	16.77	14.21	2,171
February	94.50	86.25	5,513,675	15.51	13.68	2,905
March	91.00	70.00	10,051,129	14.64	11.10	3,370

Five Most Recent Financial Years

Year ended 31 March 1999	614.00	453.50	5,123,252	40.63	30.88	6,706
Year ended 31 March 2000	534.50	297.80	6,687,731	87.81	48.28	17,039
9 months ended 31 December 2000	421.00	236.50	6,805,633	65.78	33.00	24,099
Year ended 31 December 2001	327.30	189.50	8,440,012	46.55	27.10	9,913
Year ended 31 December 2002	221.00	83.50	9,114,647	31.76	13.10	4,239

(1)	On 2 October, the effective date of the demerger, the share price of our registered ADSs opened on the NYSE at $68.50 and the share price of our ordinary shares opened on the London Stock Exchange at 295 pence.

On 7 April 2003 (the latest practicable date prior to the publication of this document) there were 710 registered holders of 199,948 of our shares with addresses in the United States, and one registered holder of 628,003 of our registered ADSs (equivalent to 6,280,030 ordinary shares), whose combined holdings constituted approximately 0.562% of our total issued share capital. Some of our shares are held by brokers and other nominees (in the form of our shares), and as a result the above numbers may not be representative of the actual number of beneficial holders or of the number of our shares beneficially held by persons in the United States.

Dividends

We did not pay any dividends on our ordinary shares or ADSs for the financial year ending 31 December 2002, and we do not intend to pay a dividend in 2003 as our current working capital facility contains significant restrictions on the payment by us of any dividends and certain other distributions (whether in cash or in kind) for the duration of the credit facility. Our policy with respect to future dividends is constantly under review by the Board of Directors.

Item 10. Additional Information

Our ordinary share capital as at the close of business on 31 December 2002 was as follows:

	Authorised		Issued
	Number	Amount (£)	Number	Amount (£)
Ordinary shares of 50 pence each	1,700,000,000	850,000,000.00	1,117,561,520	£558,780,760
Deferred shares of 1 pence each	21	0.21	21	0.21
Special rights redeemable preference share	1	1.00	0	0

Our ordinary share capital as at the close of business on 7 April 2003 has not changed since the close of business on 31 December 2002.

We have also authorised the allotment of ordinary shares to be issued upon conversion of International Power (Cayman) Limited’s 2% senior convertible notes and upon exercise of outstanding stock options. See “—History of the Share Capital for the Last Three Years” and “Options to Purchase our Securities —Outstanding Options”.

History of the Share Capital for the Last Three Years

As of 31 March 2000, our authorised share capital was £850,000,001, consisting of 1,700,000,000 ordinary shares of 50p each (ordinary shares) and a Special Share of £1 held by the Department of Trade and Industry. As of 31 March 2000, our issued share capital was £558,048,376, consisting of 1,116,096,753 ordinary shares of 50 pence each and one Special Share of £1. On 18 August 2000, the Special Share was redeemed at its par value. By special resolution passed on 29 September 2000, our authorised share capital was increased from £850,000,001 to £850,000,001.21 by the creation of 21 deferred shares of 1 pence each.

The demerger did not affect our authorised or issued ordinary share capital.

The alterations in our share capital in the preceding three years (the latest practicable date prior to the publication of this document) are set out below:

During the nine-month period ended 31 December 2000 (after the change of our financial year from 31 March to 31 December), a total of 1,364,402 of our ordinary shares were allotted and issued as follows:

•	843,169 ordinary shares were allotted under the Share Option Schemes for an aggregate consideration of £3,666,994; and

•	458,299 ordinary shares were allotted to the trustee of the Profit Sharing Share Scheme at a price of 344.25 pence per share.

By resolutions passed on 29 September 2000, a general authority was given to the Directors to allot relevant securities up to an aggregate nominal amount of £186,153,058. Except to the extent used for the allotment of securities, such authority will expire at the conclusion of our AGM to be held in 2005 or on 29 September 2005. Additionally, by special resolution passed on 29 September 2000, shareholders gave authorisation for the disapplication of the statutory pre-emption provisions of section 89 of the Companies Act in respect of our equity securities having an aggregate nominal value of £27,902,418.

Between 1 January 2001 and 31 December 2001, 97,308 shares were allotted under the Share Option Schemes for an aggregate consideration of £236,755.01.

Between 1 January 2002 and 31 December 2002, 3,057 shares were allotted under the Share Option Schemes for an aggregate consideration of £5,746.

By a special resolution passed on 12 June 2001, shareholders gave authority for the disapplication of the statutory pre-emption provisions of section 89 of the Companies Act in respect of our ordinary shares having an aggregate nominal value of £13,968,264, each authority expiring at the conclusion of the AGM held on 23 May 2002.

Save as disclosed above since 1 April 2000 to 7 April 2003 (the latest practicable date prior to the publication of this document) there have been no changes in our issued share capital and no material changes in the issued share capital of any of our subsidiaries other than intra-group issues by wholly-owned subsidiaries, pro rated issues by partly owned subsidiaries or changes in the capital structure of subsidiaries which have remained wholly-owned throughout the period.

Save as referred to in this paragraph and under “Employee Share Plans”:

•	neither we nor any of our subsidiaries have granted any commission, discounts or other special terms in the three years immediately preceding the date of this document, in connection with the issue or sale of any of our share or loan capital or that of any of our subsidiaries;

•	none of our share capital nor that of any of our subsidiaries is under option or is agreed conditionally or unconditionally to be put under option; and

•	none of our share capital nor that of any of our subsidiaries has, within three years before the date of this document, been issued or agreed to be issued or is now proposed to be issued fully or partly paid either for cash or for a consideration other than cash to any person not being another member of the Group.

Memorandum and Articles of Association

We are a public limited company, formed under the laws of England and Wales. We are registered as Company No. 2366963 with The Registrar of Companies for England and Wales.

Our Memorandum of Association provides that our principal objects are to:

•	carry on the business of a holding company;

•	carry on all kinds of commercial, industrial, trading and financial operations and enterprises connected with electricity and other forms of energy; and

•	carry on any other business or activity of any nature whatsoever which may seem to the Directors to be capable of being conveniently or advantageously carried on in connection or conjunction with any business of ours or to be expedient with a view directly or indirectly to enhancing the value of or to rendering profitable or more profitable any of our assets or utilising our skills, know-how or expertise.

Our objects are set out in full in Clause 4 of our Memorandum of Association.

Our Articles of Association contain (amongst others) provisions to the following effect:

Dividends

Ordinary Shares

Subject to the rights of the holder of any future class of shares having priority, the holders of ordinary shares are entitled equally amongst themselves, but in proportion to the amounts paid up on the ordinary shares held by them, to share in the whole of our profits available for distribution and received to be distributed. No amount paid on a share in advance of calls shall be treated as paid on the share. We may fix the time for payment of dividends but no dividend shall exceed the amount recommended by the Directors. Except as otherwise provided by the rights attached to shares, we may pay dividends in any currency, including US dollars. If and so far as in the opinion of the Directors our profits justify such payments, the Directors may pay interim dividends on the ordinary shares of such amounts and on such dates and in respect of such periods as they think fit.

(1)	No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Companies Act, and every other statute, statutory instrument, regulation or order for the time being in force concerning companies and affecting us (the “statutes”).

(2)	Any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to us.

(3)	The Directors, with the prior sanction of an ordinary shareholders’ resolution, may offer to the holders of ordinary shares the right to receive, in lieu of dividend (or part thereof), an allotment of new ordinary shares credited as fully paid.

However, there is a current prohibition on the payment of dividends by us under the terms of our credit facility.

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

Principal Shareholder Restrictions

There are no provisions in our Memorandum of Association or Articles of Association that discriminate against shareholders as a result of the shareholder owning a substantial or small number of shares.

Shareholders’ Meetings and Notices

Under English law, there are two types of general meetings of shareholders—AGMs and extraordinary general meetings. We must hold an AGM in each calendar year not later than 15 months from the previous AGM. At an AGM, shareholders vote on matters including declaring dividends (if recommended by the Directors), receiving and/or adopting the accounts and the reports of the Directors and auditors, appointing or re-appointing Directors to fill vacancies, appointing or re-appointing auditors and fixing their remuneration, the remuneration report of the Board of Directors and general authorities relating to the issue of shares. Any other general meeting is an extraordinary general meeting.

Subject to certain provisions of English law, our Board may convene an extraordinary general meeting, and, under English law, must call one on a requisition by shareholders holding not less than one-tenth of the paid up capital carrying voting rights. An AGM and an extraordinary general meeting called to pass a special resolution must be called upon at least 21 days’ notice specifying the place, day and time of the meeting and the general nature of the business of the meeting, otherwise the notice period is 14 days. Shareholders may not transact any business other than the appointment of a chairman at any general meeting unless a quorum of shareholders is present.

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

Change in Control

There are currently no provisions in our memorandum or Articles of Association that would have an effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. There is no general prohibition in English law against companies taking measures to prevent or deter a takeover offer. The City Code on Takeovers and Mergers in the United Kingdom provides that if the board of directors of a company has reason to believe that an offer may be made for its shares they may not take action that might frustrate the offer without approval of its shareholders. In particular, the Board is prohibited from issuing shares or options in respect of unissued shares, creating or issuing convertible securities, selling, disposing or acquiring material assets or entering into contracts otherwise than in the ordinary course of business without shareholders’ consent. The City Code on Takeovers and Mergers is not legally binding, but is generally followed by UK listed companies.

In addition, Directors are subject to fiduciary duties, which means that they must act in the interests of the company. The issue of shares and securities that convert into shares requires the approval of shareholders.

Voting

Except as set forth below under “Restrictions on Voting”, there are no limitations on the rights to own securities, including the rights of non-UK resident shareholders to hold or exercise voting rights imposed by either English law or our articles. Every holder of ordinary shares who is present in person (which expression shall include a person present as the duly authorised representative of a corporate member acting in that capacity) at any general meeting shall have one vote, and on a poll every such holder who is present in person or by proxy shall have one vote for every ordinary share of which such person is the holder.

Ordinary Shares

Restrictions on Voting

If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Companies Act and is in default for a period of 14 days in supplying to us the information thereby required, then (unless the Directors otherwise determine) the member shall not (for so long as the default continues) nor shall any transferee to which any such shares are transferred other than pursuant to an approved transfer (as defined in our Articles of Association) be entitled to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any other right conferred by membership in relation to shareholders’ meetings in respect of the shares in relation to which the default occurred (“default shares”) or any other shares held by the member.

Where the default shares represent 0.25% or more of the issued shares of the class in question, the Directors may in their absolute discretion by notice, or a “direction notice” or to such member direct that any dividend or other money which would otherwise be payable in respect of the default shares shall be retained by us without any liability to pay interest and/or that no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer (as defined in our Articles of Association) or the member is not himself in default as regards supplying the information required and the transfer is of only part of the member’s holding and is accompanied by a certificate given by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares which are the subject of the transfer are default shares. Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer.

A member loses his right to vote if any call or other sum presently payable by him in respect of the ordinary shares remains unpaid.

Deferred Shares

Holders of deferred shares have no right to attend or vote at any general meeting.

Transfer of Ordinary Shares

All transfers of shares which are in certificated form may be effected in writing in any common form or in any other form acceptable to our Directors. The transfer instrument must be signed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. The transferor will remain the holder of the shares until the transferee’s name is entered in our share register. All transfers of shares that are in uncertificated form may be effected by means of a relevant system.

The Directors may decline to recognise any transfer instrument relating to shares in certificated form unless it is: (1) in respect of only one class of share; and (2) lodged at the transfer office (as defined in our Articles of Association), duly stamped if required, accompanied by the relevant share certificate(s) and other evidence reasonably required by the Directors to show the transferor’s right to make the transfer and, if the transfer instrument is executed by some other person on the transferor’s behalf, the authority of that person to do so.

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

(iv)	subject to the Companies Act, sub-divide all or any of our shares into shares of a smaller amount and may by the resolutions decide that the shares resulting from the sub-division have amongst themselves a preference or other advantage or be subject to a restriction.

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

Board of Directors

Election

In accordance with the Combined Code and our Articles of Association, all Directors submit themselves for re-election at least every three years, and newly appointed Directors are subject to election by shareholders at the first opportunity after their appointment.

The Directors’ terms are staggered so that at each AGM of shareholders one third of the Directors, excluding the Chairman, will retire (on a rotating basis) and are eligible for re-appointment at such meeting. Subject to the Companies Act, the Directors are not required to retire on account of age and can be elected and re-elected at any age. Neither our memorandum nor Articles of Association require our Directors to be shareholders.

Our Articles of Association do not provide for cumulative voting with respect to the election of Directors. Although not prohibited, cumulative voting is not common practice for English companies.

Voting

A Director generally may not vote upon any proposal, arrangement or contract before our Board in which he or she has a material interest. Our Articles of Association generally prohibit a Director from voting on, or being counted in the quorum in relation to, any proposal, arrangement or contract in which the Director is materially interested. However, a Director shall be entitled to vote on, and be counted in the quorum in respect of, any resolution concerning any of the following matters:

•	the giving of any security or indemnity in respect of money lent or obligations incurred by the Director at our request or for our benefit;

•	the giving of any security of indemnity to a third party in respect of a debt or obligation for which he himself has assumed responsibility;

•	any proposal regarding the Director’s underwriting of our shares, debentures or other securities;

•	any contract concerning any other company in which the Director is interested, directly or indirectly (whether as an officer, shareholder, creditor, or otherwise), provided that the Director does not hold one percent or more of the equity share capital or voting rights available to members of that company;

•	any proposal concerning the adoption, modification or operation of a superannuation fund, death or disability scheme, or employees’ share scheme under which he may benefit; and

•	contracts concerning our purchase or maintenance of any insurance policy under which the Director may benefit.

The ordinary fees (payable in addition to, or instead of, other remuneration for Executive Directors, the Chairman and Deputy Chairman) of any of the Directors is determined by the Directors, up to an aggregate annual ordinary amount, unless increased by an ordinary resolution.

Borrowing Powers

The Board of Directors may exercise all its powers to:

•	borrow money;

•	mortgage and/or charge all or any part of our business, property or assets and uncalled capital;

•	issue debentures and other securities; and

•	give security, either outright or as collateral security, for any of our debts, liabilities or obligations, or those of a third party.

There is a requirement on the Directors, under our articles, to limit the borrowings of the International Power Group to two and a half times adjusted capital and reserves (as defined in our articles).

Material contracts

On 24 November 2000, International Power (Cayman) Limited, or Cayman, a wholly-owned subsidiary company incorporated in the Cayman Islands, issued $357.6 million 2% convertible notes due

2005, convertible into preference shares of Cayman at the holder’s option, exchangeable for our ordinary shares, and unconditionally guaranteed on a senior unsecured basis by us.

The notes are convertible into preference shares of Cayman, which are exchangeable for our ordinary shares at a conversion price of £3.00 at any time between 4 January 2001 and 23 November 2005. Each $1,000 principal amount of notes will entitle the holder to convert such principal amount into paid up value of preference shares of Cayman of $1,000. Investors may elect to receive their ordinary shares in the form of American Depositary Receipts. As at 31 December 2002, none of the notes had been converted.

The notes may be redeemed at the holder’s option at a redemption price of 107.1% of its principal amount, together with accrued and unpaid interest, on 24 November 2003.

If the conversion option is not exercised, the convertible unsecured notes will be redeemed on 24 November 2005 at a redemption price of 112.4% of its principal amount.

Provision is made for the possible premium on redemption and included within carrying amount of the bonds. At 31 December 2002, the amount accrued was £13 million. The finance cost charged in the profit and loss account comprises the aggregate of the coupon on the convertible unsecured notes and the proportion of the premium on redemption that relates to the financial year.

Exchange Controls

There are no governmental laws, decrees or regulations that restrict or that affect the export or import of capital, including, but not limited to foreign exchange capital restrictions, or that affect the remittance of dividends or other payments to non-resident holders of our securities, except as otherwise set out under “Taxation” below.

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

As used herein, the term US Holder means a beneficial owner of ordinary shares or ADSs that is, for US federal income tax purposes, (i) a citizen or individual resident of the United States (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election under Treasury Regulations to be treated as a domestic trust. If a partnership holds ordinary shares or ADSs, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Therefore, partners of a partnership holding ordinary shares or ADSs should consult their own tax advisors regarding the application of the US federal income tax consequences of beneficially owning ordinary shares or ADSs through a partnership.

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

The summary of US federal income tax consequences set out below is for general information only. US Holders should consult their own tax advisors as to the particular tax consequences to them of owning ordinary shares and ADSs, including their eligibility for the benefits of the Treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in the tax laws.

US Holders of ADSs

For US federal income tax purposes, a US Holder of ADSs will be treated as the owner of the ordinary shares that such ADSs represent, and references herein to ordinary shares refer also to ADSs representing the ordinary shares.

Dividends

General. Distributions paid by International Power plc out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income and, generally, will not be eligible for the dividends received deduction allowed to corporations. For this purpose, a distribution by International Power plc will include both the actual amount distributed and the amount of UK tax credit discussed below. Distributions in excess of current and accumulated earnings and profits of International Power plc will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in the ordinary shares or ADSs and thereafter as capital gain. Generally, a US Holder’s tax basis in the ordinary shares or ADSs will equal the amount that the US Holder paid for the shares or ADSs less any distributions from International Power plc other than dividends.

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

Effect of UK Tax Credit. Under current law an individual shareholder who is resident in the United Kingdom for UK tax purposes and who receives a dividend from International Power plc is generally entitled to claim a tax credit in the United Kingdom against the Shareholder’s UK income tax liability attributable to the dividend. Although a US Holder that receives a dividend from International Power plc will not be entitled to this UK tax credit, under the Treaty, the US Holder may treat an amount equal to this credit as a withholding tax, tax deemed paid to the UK tax authorities, for which the US Holder may claim a foreign tax credit in the United States (as discussed below). Without providing further evidence of payment, the US Holder may claim a foreign tax credit for this amount by filing IRS Form 8833 with its income tax return for the relevant year.

Subject to certain limitations, a US Holder who makes the election on Form 8833 described above will generally be entitled to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for the UK tax credit associated with dividends paid by International Power plc.

For the purposes of the foreign tax credit limitation, foreign source income is classified into one of several baskets, and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Dividends paid by International Power plc generally will constitute foreign source income in the passive income basket or, in the case of certain US Holders, the financial services income basket. In certain circumstances, a US Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the US Holder (i) has not held the ordinary shares or ADSs for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date; (ii) is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property; or (iii) holds the ordinary shares in arrangements in which the US Holder’s expected profit, after non-US taxes, is insubstantial. US Holders should consult their tax advisors concerning the foreign tax credit implications of making the election on Form 8833 described above.

New Treaty

The United States and the United Kingdom have recently concluded a new income tax treaty (the New Treaty). In relation to tax credits in respect of dividends paid by companies which are residents of the United Kingdom, the New Treaty becomes effective 1 May 2003. However, a US Holder may elect to have the provisions of the (previous) Treaty apply in their entirety for a period of 12 months from the date on which the New Treaty otherwise would have effect, in circumstances where the (previous) Treaty provides the US Holder with greater benefits than the US Holder would be entitled to under the New Treaty. The New Treaty puts in place new rules that modify the current treatment of US Holders who own ordinary shares or ADSs in International Power plc.

In particular, the New Treaty repeals the UK withholding tax deemed imposed under the Treaty (discussed above). Therefore, when the New Treaty becomes effective, a US Holder will no longer be eligible for foreign tax credit or deductions in respect of UK tax. Furthermore, the amount of dividends to be included in a US Holder’s gross income will no longer include the amount of any UK tax credit amount described above, and, therefore, the amount of dividends that a US Holder will be treated as receiving from International Power plc will be the amount of dividends the US Holder actually receives from International Power plc. US Holders should consult their own tax advisors as to how the New Treaty will affect the US Holders’ ownership of ordinary shares or ADSs.

Exchange of ADSs for Ordinary Shares

No gain or loss will be recognised upon the exchange of ADSs for the US Holder’s proportionate interest in ordinary shares. A US Holder’s tax basis in the withdrawn ordinary shares will be the same as the US Holder’s tax basis in the ADSs surrendered, and the holding period of the ordinary shares will include the holding period of the ADSs.

Sale or Other Taxable Disposition

Subject to the discussions under “Passive Foreign Investment Company” below, upon a sale or other taxable disposition of ADSs (other than an exchange of ADSs for ordinary shares) or ordinary shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other taxable disposition and the US Holder’s tax basis in the ADSs or ordinary shares at the time of such sale or other taxable disposition. If the US Holder has held the ordinary shares or ADSs for not more than one year at the time of such sale or other taxable disposition, such gain or loss will be short-term capital gain or loss. Short-term capital gain generally will be taxed at the same rates as ordinary income. If the US Holder has held the ordinary shares or ADSs for more than one year at the time of such sale or other taxable disposition, such gain or loss will be long-term capital gain or loss. In the case of non-corporate US Holders, long-term capital gain generally will be taxed at a rate not exceeding 20% of such gain. In the case of corporate US Holders, such gain generally is taxed at the same rate as ordinary income. Losses will be treated as foreign source to the extent that the US Holder received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

Passive Foreign Investment Company

Generally, for US federal income tax purposes, International Power plc will be a “passive foreign investment company” (or a PFIC), for any taxable year if either (i) 75% or more of its gross income is “passive” income or (ii) 50% or more of the value of its assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. If International Power plc is a PFIC in any taxable year that a US Holder owns ordinary shares or ADSs, the US Holder may be subject to tax at ordinary income rates, and pay interest, on (a) a portion of any gain recognized on the sale of the ordinary shares or ADSs and (b) any “excess distribution” paid on the shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years).

Based on its current activities and assets, International Power plc does not believe that it is a PFIC, and does not expect to become a PFIC in the foreseeable future. International Power plc’s belief that it is not a PFIC and its expectation that it will not become a PFIC in the future are based on its current and planned activities, and may change in the future. The determination of whether International Power plc is a PFIC is made annually. Accordingly, it may be possible that it will be a PFIC in the current or any future year due to changes in its asset or income composition.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ordinary shares or ADSs by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable Treasury Regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns, or the IRS otherwise notifies the payer. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

See Pages F-54 to F-60 of our audited consolidated financial pages.

Item 12. Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As recommended by the U.S. Securities and Exchange Commission, or SEC, we have established a Disclosure Controls Committee. The Disclosure Controls Committee reports to our Chief Executive Officer, Chief Financial Officer and to the Audit Committee. It is chaired by the Company Secretary and Corporate Counsel and the members consist of senior managers from finance, internal audit and investor relations. It has responsibility for considering the materiality of information and on a timely basis, determination of the disclosure and treatment of material information. The Disclosure Controls Committee also has responsibility for the timely filing of reports with the SEC and the formal review of the contents of our Annual Report on Form 20-F.

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c)) as of a date (the “Evaluation Date”) within 90 days before the filing date of this annual report, have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries is recorded, processed, summarised and reported in a timely manner.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. In addition, we have limited influence over the controls and procedures of entities in which we hold a minority interest. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Changes in Internal Controls

There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect such controls subsequent to the Evaluation Date.

Item 16. [Reserved]

PART III

Item 17 Financial Statements

See “Item 18. Financial Statements”

Item 18. Financial Statements

See pages F-1 to F-77.

Index to the Financial Statements

Page

Statement of Directors’ responsibilities	F-2

Independent auditors’ reports	F-3

Consolidated profit and loss accounts for the year ended 31 December 2002, the year ended 31 December 2001 and the nine month period ended 31 December 2000	F-6

Consolidated balance sheets as at 31 December 2002 and 31 December 2001	F-8

Consolidated cash flow statements for the year ended 31 December 2002, the year ended 31 December 2001 and the nine month period ended 31 December 2000	F-9

Consolidated statement of total recognised gains and losses and reconciliation of movements in equity shareholders’ funds for the year ended 31 December 2002, the year ended 31 December 2001 and the nine month period ended 31 December 2000

F-10

Notes to the consolidated financial statements	F-11

Statement of Directors’ responsibilities

In respect of the preparation of the financial statements

The following statement, which should be read in conjunction with the statement of auditors’ responsibilities included in their reports below, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and auditors in relation to the financial statements. UK Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent Auditor’s Report

To the Board of Directors and Shareholders of International Power plc

We have audited the accompanying consolidated balance sheets of International Power plc and subsidiaries as at 31 December 2002 and 31 December 2001, the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statements of total recognised gains and losses and reconciliation of movements in equity shareholders’ funds for the year ended 31 December 2002, the year ended 31 December 2001 and the nine month period ended 31 December 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain consolidated companies, the statements of which reflect total assets constituting 22% as at 31 December 2002 (2001: 20%) and group turnover constituting 22% in the year ended 31 December 2002 (2001: 25%; 2000: 5%) of the related consolidated totals. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Power plc and its subsidiaries as of 31 December 2002 and 31 December 2001, and the results of their operations and their cash flows for each of the year ended 31 December 2002, the year ended 31 December 2001 and the nine month period ended 31 December 2000 in conformity with generally accepted accounting principles in the United Kingdom.

As more fully described in the “Principal accounting policies – Basis of preparation” note to the consolidated financial statements, International Power plc has adopted FRS 19 Deferred Tax in the year ended 31 December 2002. Consequently, International Power plc’s consolidated financial statements as at 31 December 2001 and for the year ended 31 December 2001 and the nine month period ended 31 December 2000 referred to above have been restated.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected net income for the year ended 31 December 2002, year ended 31 December 2001 and the nine month period ended 31 December 2000 and shareholders’ funds-equity as of 31 December 2002 and 31 December 2001 to the extent summarised in note 35 (as restated) to the consolidated financial statements. As discussed in note 35 to the consolidated financial statements, effective 1 January 2002, International Power plc fully adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”.

KPMG Audit Plc

London, England	8 Salisbury Square
Chartered Accountants	London EC4Y 8BB

Registered Auditor

6 March 2003

Independent Auditors’ Report

To the Board of Directors of Hazelwood Power Partnership

We have audited the balance sheets of Hazelwood Power Partnership as of 31 December 2002 and 31 December 2001 and the related profit and loss accounts and cash flow statements for the year ended 31 December 2002, the year ended 31 December 2001 and the nine month period ended 31 December 2000. These financial statements are the responsibility of Hazelwood Power Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Australia, the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazelwood Power Partnership as of 31 December 2002 and 31 December 2001, and the results of its operations and its cash flows of the year ended 31 December 2002, the year ended 31 December 31 2001 and the nine month period ended 31 December 2000, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia differ in certain significant respects from accounting principles generally accepted in the United Kingdom. Application of accounting principles generally accepted in the United Kingdom would have affected results of operations for the year ended 31 December 2002, the year ended 31 December 2001 and the nine month period ended 31 December 2000 and net assets as at 31 December 2002 and 31 December 2001 to the extent summarised in notes 30 and 31 to the financial statements of Hazelwood Power Partnership.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for the year ended 31 December 2002, the year ended 31 December 2001 and the nine month period ended 31 December 2000 and net assets as at 31 December 2002 and 31 December 2001 to the extent summarised in notes 30 and 31 to the financial statements of Hazelwood Power Partnership.

ERNST & YOUNG

Melbourne Australia

11 March 2003

Consolidated profit and loss accounts

		Year ended 31 December 2002	Year ended 31 December 2001 (Restated)*	9 months ended 31 December 2000 (Restated)*
	Note	Group	Group	Continuing	Discontinued	Group
		£m	£m	£m	£m	£m
Turnover: group and share of joint ventures and associates		1,129	1,103	762	1,578	2,340
Less: share of joint ventures’ turnover		(122)	(139)	(96)	(5)	(101)
Less: share of associates’ turnover		(290)	(407)	(382)	—	(382)

Group turnover	2	717	557	284	1,573	1,857
Net operating costs – ordinary	3	(509)	(392)	(225)	(1,455)	(1,680)
Net operating costs – exceptional	9	(103)	(2)	—	(227)	(227)

Operating profit/(loss)

Excluding exceptional items		208	165	59	118	177
Exceptional items		(103)	(2)	—	(227)	(227)

Operating profit/(loss)		105	163	59	(109)	(50)
Share of operating profit of:
Joint ventures		26	27	14	2	16
Associates		123	134	94	—	94

Income from fixed asset investments – ordinary		31	—	—	—	—
Income from fixed asset investments – exceptional	9	42	—	—	—	—

		73	—	—	—	—

Operating profit/(loss) and income from fixed asset investments		327	324	167	(107)	60

Non operating exceptional items
Costs of restructuring	9	—	—	(25)	(2)	(27)
Profit/(loss) on sale of operations	9	—	32	(25)	—	(25)
Demerger costs	9	—	—	(49)	(4)	(53)

Profit/(loss) on ordinary activities before interest and taxation

Excluding exceptional items		388	326	167	120	287
Exceptional items		(61)	30	(99)	(233)	(332)

Profit/(loss) on ordinary activities before interest and taxation	2	327	356	68	(113)	(45)

Interest receivable and similar income	5	24	24	61	22	83
Interest payable and similar charges – ordinary	6	(121)	(100)	(98)	(51)	(149)
Interest payable and similar charges – exceptional	6	—	(29)	—	—	—
Share of net interest of joint ventures and associates	5,6	(35)	(47)	(44)	(1)	(45)

		(132)	(152)	(81)	(30)	(111)

Profit/(loss) on ordinary activities before taxation		195	204	(13)	(143)	(156)
Tax on profit/(loss) on ordinary activities	10	(76)	(64)	(29)	—	(29)

Profit/(loss) on ordinary activities after taxation		119	140	(42)	(143)	(185)
Minority interests – equity		(6)	(2)	(4)	—	(4)

Profit/(loss) for the financial period

Excluding exceptional items		173	137	53	90	143
Exceptional items		(60)	1	(99)	(233)	(332)

		Year ended 31 December 2002	Year ended 31 December 2001 (Restated)*	9 months ended 31 December 2000 (Restated)*
	Note	Group	Group	Continuing	Discontinued	Group
		£m	£m	£m	£m	£m
Profit/(loss) for the financial period		113	138	(46)	(143)	(189)
Demerger dividend	11	—	—	(392)	—	(392)

Retained profit/(loss) for the financial period		113	138	(438)	(143)	(581)

*	Restated for the adoption of FRS 19 Deferred Tax (see note 1(i)—Basis of preparation of accounts on F-11).

		Year ended 31 December 2002	Year ended 31 December 2001 (Restated)	9 months ended 31 December 2000 (Restated)
	Note	Group	Group	Continuing	Discontinued	Group
		£m	£m	£m	£m	£m
Earnings/(loss) per share	12
Basic excluding exceptional items		15.5p	12.3p	4.8p	8.0p	12.8p
Attributable to exceptional items		(5.4)p	—	(8.9)p	(20.8)p	(29.7)p
Basic including exceptional items		10.1p	12.3p	(4.1)p	(12.8)p	(16.9)p
Diluted earnings per share		10.1p	12.0p	(4.1)p	(12.8)p	(16.9)p
Dividends per share		—	—	—	—	—

The results for the years ended 31 December 2002 and 2001 derive from continuing operations. There were no material changes in the activities of the entities consolidated in these financial statements and no material acquisitions or disposals.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets

	Note	As at 31 December 2002	As at 31 December 2001 (Restated)
		£m	£m
Fixed assets
Intangible assets
Goodwill, net		8	7
Negative goodwill, net		(7)	(12)

Net goodwill	13	1	(5)
Tangible fixed assets	14	2,473	2,648
Fixed asset investments
Joint ventures:

Share of gross assets		300	287
Share of gross liabilities		(198)	(188)

Net investment in joint ventures		102	99
Net investment in associates		303	313
Other investments		102	97

Total fixed asset investments	15	507	509

Total fixed assets		2,981	3,152

Current assets
Stocks		55	25
Debtors	18	134	158
Investments	19	43	47
Cash at bank and in hand		799	596

Total current assets		1,031	826

Total assets		4,012	3,978

Creditors: amounts falling due within one year	20

Secured loans without recourse		(810)	(112)
Other current liabilities		(595)	(503)

		(1,405)	(615)

Net current (liabilities)/ assets		(374)	211

Total assets less current liabilities		2,607	3,363
Creditors: amounts falling due after more than one year	21	(583)	(1,436)
Provisions for liabilities and charges	22	(255)	(230)

Net assets employed	2	1,769	1,697

Capital and reserves
Called up share capital	24/25	559	559
Share premium account	25	289	289
Capital redemption reserve	25	140	140
Capital reserve	25	422	422
Profit and loss account	25	330	260

Shareholders’ funds – equity	25	1,740	1,670
Minority interests – equity		29	27

Total equity		1,769	1,697

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statements

	Note	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
		£m	£m	£m
Net cash inflow/(outflow) from operating activities	26
Continuing		276	274	(10)
Discontinued		—	—	(289)

Net cash inflow/(outflow) from operating activities		276	274	(299)
Dividends received from associates and joint ventures	26	84	59	21
Dividends received from fixed asset investments – ordinary		31	—	—

		391	333	(278)
Dividends received from fixed asset investments – exceptional		42	—	—
Returns on investments and servicing of finance – ordinary	26	(88)	(105)	(79)
Returns on investments and servicing of finance – exceptional	26	(25)	—	—
Tax		(20)	(1)	(10)
Capital expenditure and financial investment	26

Continuing		(159)	(406)	(576)
Discontinued		—	—	(114)

Capital expenditure and financial investment – Group		(159)	(406)	(690)
Acquisitions and disposals	26

Continuing		(144)	318	(42)
Discontinued		—	—	(12)

Acquisitions and disposals – Group		(144)	318	(54)
Equity dividends paid		—	—	(116)

Net cash (outflow)/ inflow before management of liquid resources and financing activities		(3)	139	(1,227)
Management of liquid resources
Movement in short-term investments		—	(48)	1,155
Financing activities	26	210	406	(50)

Increase/(decrease) in cash in the period		207	497	(122)

Consolidated reconciliation of net cash flow to movement in net debt

		Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
		£m	£m	£m
Increase/(decrease) in cash in the period	29	207	497	(122)
Cash (inflow)/outflow from (increase)/decrease in debt and lease financing	29	(210)	(406)	54
Cash outflow/(inflow) from increase/(decrease) in liquid resources	29	—	48	(1,155)

Change in net debt resulting from cash flows		(3)	139	(1,223)
Translation differences		98	17	(32)
Net debt transferred to Innogy		—	—	679
Other non-cash movements		(10)	18	(5)

Movement in net debt in the period		85	174	(581)
Net debt at the start of the period		(897)	(1,071)	(490)

Net debt at the end of the period	29	(812)	(897)	(1,071)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of total recognised gains and losses

	Year ended 31 December 2002	Year ended 31 December 2001 (Restated)	9 months ended 31 December 2000 (Restated)
	£m	£m	£m
Profit/(loss) for the financial period	113	138	(189)
Exchange differences on the retranslation of net investments and related borrowings (net of £10 million tax in 2002)	(42)	(4)	(31)
Share of recognised (loss)/gain of associated undertaking	(1)	2	—

Total recognised gains and losses relating to the financial period	70	136	(220)

Prior period adjustment*	(155)

Total recognised gains and losses since last annual report	(85)

Reconciliation of movements in equity shareholders’ funds

		Year ended 31 December 2002	Year ended 31 December 2001 (Restated)	9 months ended 31 December 2000 (Restated)
		£m	£m	£m
Profit/(loss) for the financial period		113	138	(189)
Demerger dividend		—	—	(392)

		113	138	(581)
Other recognised gains and losses relating to the year	25	(43)	(2)	(31)
Issue of shares	25	—	—	4

Net additions/(reduction) to shareholders’ funds		70	136	(608)

Opening shareholders’ funds as originally stated		1,825	1,683	2,283
Prior period adjustment*		(155)	(149)	(141)

Opening shareholders’ funds as restated		1,670	1,534	2,142

Balance at end of period		1,740	1,670	1,534

*	Restated for the adoption of FRS 19 Deferred Tax (see note 1(i) – Basis of preparation of accounts on F-11)

The accompanying notes are an integral part of this consolidated financial information.

Notes to the consolidated financial statements

1 Principal accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group’s consolidated financial statements.

i Basis of preparation

The financial statements of International Power plc and its subsidiary undertakings (the Group) are prepared under the historical cost convention and in accordance with UK generally accepted accounting principles (UK GAAP), applying the accounting policies described below. The comparative figures for the year ended 31 December 2001 and the nine month period ended 31 December 2000 have been restated following the adoption of FRS 19 Deferred Tax. The adoption of FRS 19 has decreased equity shareholders’ funds at 1 January 2002 by £155 million net, representing an increase of £170 million in deferred tax provisions, additional provisions of £6 million made against the carrying value of joint ventures and associates, less £21 million reclassified from goodwill. The profit for the year ended 31 December 2001 was decreased by £6 million (nine months to 31 December 2000: £8 million).

UK GAAP varies in certain respects from US GAAP. Application of US GAAP would have affected shareholders’ equity and results of operations for each of the periods presented to the extent summarised in note 35 (as restated).

ii Basis of presentation

International Power plc (previously National Power PLC) demerged its UK energy business (now owned by Innogy Holdings plc) resulting in shareholders owning shares in both International Power plc and Innogy Holdings plc. The demerger became unconditional on 30 September 2000.

For accounting purposes, the demerger is treated as a disposal of the UK energy business by way of a dividend with effect from this date and consequently the consolidated profit and loss account includes the results of the UK energy business until 30 September 2000. These results have been shown separately (under the heading “discontinued” activities) within the profit and loss account, distinguishing for shareholders the results of the ongoing business and those of the business now owned by Innogy Holdings plc. The allocation of interest to the discontinued business has been carried out on the basis that the indebtedness assumed by it on demerger had been attributed to it for the six months to 30 September 2000, or since the debt arose and that it had otherwise been financed by interest free intercompany debt. The balance of the charge has been allocated to the continuing business and therefore may not be representative of the future charge to the continuing business.

The Group tax charge has been allocated to the discontinuing business as if the tax charge for that business had been recomputed on a stand-alone basis. The balance of the Group charge has been allocated to the continuing business and therefore may not be representative of the future charge to the business.

Certain information in respect of the results, cash flows and net assets have been analysed between the discontinued and the continuing business which has been renamed International

Power plc including, as appropriate, each group’s share of the results and net assets of relevant associated undertakings and joint ventures under the equity accounting method.

iii Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiary undertakings up to 31 December 2002. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

An associate is an undertaking in which the Group has a long-term participating interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. A joint venture is an undertaking in which the Group has a long-term participating interest and over which it exercises joint control. The Group’s share of the profits less losses of associates and of joint ventures is included in the consolidated profit and loss account and its interest in their net assets is included in fixed asset investments in the consolidated balance sheet.

Purchased goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 1 April 1998, when FRS 10 Goodwill and Intangible Assets was adopted, was set off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously set off to reserves is taken back through the profit and loss account as part of the profit or loss on disposal.

Purchased goodwill (representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 April 1998 is capitalised. Positive goodwill is fully amortised by equal annual instalments over its estimated useful life, currently not more than 20 years.

Negative goodwill arising on consolidation in respect of acquisitions since 1 April 1998 is included within fixed assets and is released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisition are recovered, whether through amortisation or sale.

On the subsequent disposal or termination of a business acquired since 1 April 1998, the profit or loss on disposal or termination is calculated after charging/(crediting) the unamortised amount of any related goodwill/(negative goodwill).

iv Income recognition

Turnover, from plants subject to power purchase agreements (PPAs), is recognised in accordance with the contract terms in respect of owned assets or in accordance with note (ix) for leased assets. Turnover from merchant plants is recognised as output is delivered after taking account of related hedging contracts. Liquidated damages (LDs), in respect of late commissioning, are included in other operating income. Proprietary trading income is recognised on the basis of completed contracts and the mark-to-market value of outstanding contracts at the period end.

v Pension costs

For defined benefit arrangements, pension contributions are charged to the profit and loss account so as to spread the cost of pensions over employees’ working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension costs, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet.

For defined contribution arrangements, contributions are charged to the profit and loss account as they fall due.

vi Foreign exchange

The profits or losses of overseas subsidiary undertakings, associates and joint ventures are translated into sterling at average rates of exchange. Balance sheets of subsidiary undertakings and net investments in associates and joint ventures are translated at closing rates.

Exchange differences arising on the retranslation at closing rates of foreign currency denominated balance sheets and net investments in associates and joint ventures, together with the adjustment to convert the balance of retained profits to closing rates, are taken directly to reserves.

Transactions denominated in foreign currencies arising in the normal course of business are translated into sterling at the exchange rate ruling on the date payment takes place unless related or matching forward foreign exchange contracts have been entered into, when the rate specified in the contract is used. Monetary assets and liabilities expressed in foreign currencies that are not covered by hedging arrangements are translated into sterling at the rates of exchange ruling at the balance sheet date and any difference arising on the retranslation of those amounts is taken to the profit and loss account.

vii Interest

Interest on borrowings relating to major capital projects with long periods of development is capitalised during their construction and written-off as part of the total cost over the useful life of the asset. All other interest is charged to the profit and loss account as incurred. Included within the interest charge in the profit and loss account is the unwinding of discounts on long-term provisions.

viii Tangible fixed assets

Tangible fixed assets are stated at original cost less accumulated depreciation and any provision for impairment in value. In the case of assets constructed by the Group, related works, commissioning and borrowing costs as defined under FRS 15 (Tangible Fixed Assets) are included in cost. Assets in the course of construction are included in tangible fixed assets on the basis of expenditure incurred at the balance sheet date.

Project development costs (including appropriate direct internal costs) are capitalised from the point that the Board confirms that it is reasonably certain that the project will proceed to completion.

Development expenditure is principally incurred in identifying and developing investment opportunities and typically includes feasibility studies, pre-bid costs, legal, professional and other related advisory costs.

Depreciation is calculated so as to write-down the cost of tangible fixed assets to their residual value evenly over their estimated useful lives. Estimated useful lives are reviewed periodically, taking into account commercial and technological obsolescence as well as normal wear and tear, provision being made where the carrying value may not be recoverable.

Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value, if higher. If an asset is impaired, a provision is made to reduce its carrying amount to the estimated recoverable amount. The discount rate applied is based upon the group’s weighted average cost of capital with appropriate adjustment for risks associated with the relevant unit.

The depreciation charge is based on the following estimates of useful lives:

Years
Power stations	20-40
Fixtures, fittings, tools and equipment	4-5
Computer equipment and software	3-5
Hot gas path combined cycle gas turbine (CCGT) blades, on average	2-4

Freehold land is not depreciated.

ix Leased assets

As lessee

Assets leased under finance leases are capitalised and depreciated over the shorter of the lease periods and the estimated operational lives of the assets. The interest element of the finance lease repayments is charged to the profit and loss account in proportion to the balance of the capital repayments outstanding. Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis.

As lessor

Rentals receivable under finance leases are allocated to accounting periods to give a constant periodic rate of return on the net cash investment in the lease in each period. The amounts due from lessees under finance leases are recorded in the balance sheet as a debtor at the amount of the net investment in the lease after making provision for bad and doubtful debts receivable.

x Fixed asset investments

Fixed asset investments (other than joint ventures and associates which are discussed in note (iii)) are stated at cost less provision for any impairment in value.

xi Current asset investments

Current asset investments are stated at the lower of cost and market value.

xii Stocks

Operating stocks consist of fuel and stores and are valued at the lower of cost and net realisable value. These are included as current assets.

xiii Deferred taxation

Deferred taxation is provided on timing differences, arising from the different treatment for accounts and taxation purposes of transactions and events recognised in the financial statements of the current year and previous years. Deferred taxation is calculated at the rates at which it is estimated that tax will arise.

xiv Financial instruments

The Group uses a range of derivative instruments, including interest rate swaps, options, energy-based futures contracts and foreign exchange contracts and swaps. Derivative instruments are used for hedging purposes, apart from energy-based futures contracts, some of which are used for trading purposes. Interest differentials on derivative instruments are charged to the profit and loss account as interest costs in the period to which they relate. Accounting for foreign currency transactions is described in the foreign exchange policy in note (vi). Changes in the market value of futures trading contracts are reflected in the profit and loss account in the period in which the change occurs.

xv Debt instruments

New borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are charged to the profit and loss account over the life of the instrument.

xvi Interest rate management

Exposure to movements in interest rates can be managed by the use of debt instruments, swaps, options and forward rate agreements. All financial instruments are transacted with respect to a known debt or cash position and are accounted for on an accruals basis. Interest differentials on derivative instruments are charged to the profit and loss account as interest costs in the period to which they relate.

Should derivative instruments be terminated early as a result of the removal of the underlying debt or cash position, the realised gain or loss that arises will be recognised immediately. If, however, the relevant debt or cash position remains, and there has been no material change in the allocation of risk between counterparties, the realised gain or loss from terminated instruments will be amortised over the life of that original hedged position.

xvii Foreign exchange management

In accordance with our policy, exposure to movements in foreign exchange rates is managed by the use of debt instruments, forward contracts, swaps and options. The notional amounts of derivative instruments are revalued at the exchange rates prevailing at the balance sheet date and the exchange gains or losses are taken directly to reserves and included in the consolidated statement of total recognised gains and losses in accordance with SSAP 20 (Foreign Currency Translation).

xviii Use of estimates in the preparation of financial information

The preparation of financial information in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

xix Exceptional items

Under UK GAAP, an item is considered exceptional if it derives from ordinary activities and is considered of such significance that separate disclosure is needed if the financial statements are to give a true and fair view. All exceptional items, other than those listed below are included under the statutory line-item to which they relate. The following items are required to be separately disclosed after operating profit on the face of the profit and loss account:

•	profits or losses in the sale or termination of an operation;

•	costs of a fundamental reorganisation or restructuring having a material effect on the nature and focus of the group’s operations; and

•	profits or losses on the disposal of fixed assets.

2 Segmental analysis

We are a global energy group comprising international power generation activities. The UK energy business (other than Deeside) was transferred to Innogy as part of the demerger of National Power PLC which became effective on 30 September 2000.

The international operations are managed on a geographical basis, reflecting the different characteristics within each geographical market.

(a)    By class of business

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	Group	Group	Continuing	Discontinued	Group
	£m	£m	£m	£m	£m
Group turnover

Electricity generation	1,129	1,103	762	—	762
Discontinued operations	—	—	—	1,578	1,578
Corporate	—	—	—	—	—

	1,129	1,103	762	1,578	2,340
Less: turnover of joint ventures	(122)	(139)	(96)	(5)	(101)
Less: turnover of associates	(290)	(407)	(382)	—	(382)

	717	557	284	1,573	1,857

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	Group	Group	Continuing	Discontinued	Group
	£m	£m	£m	£m	£m
Profit before interest and taxation (excluding all exceptional items)
Electricity generation	417	354	201	—	201
Discontinued operations	—	—	—	166	166
Corporate costs	(29)	(28)	(34)	(46)	(80)

	388	326	167	120	287

(b)    By geographical area

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	Group	Group	Continuing	Discontinued	Group
	£m	£m	£m	£m	£m
Group turnover
North America	315	237	115	—	115
Europe and Middle East	440	521	405	1,578	1,983
Australia	226	194	106	—	106
Rest of World	148	151	136	—	136

	1,129	1,103	762	1,578	2,340
Less: turnover of joint ventures	(122)	(139)	(96)	(5)	(101)
Less: turnover of associates	(290)	(407)	(382)	—	(382)

	717	557	284	1,573	1,857

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	Group	Group	Continuing	Discontinued	Group
	£m	£m	£m	£m	£m
Profit before interest and tax
North America	99	93	34	—	34
Europe and Middle East	109	141	88	166	254
Australia	101	72	46	—	46
Rest of World	108	48	33	—	33

	417	354	201	166	367
Corporate costs	(29)	(28)	(34)	(46)	(80)

Profit before interest and tax (excluding exceptional items)	388	326	167	120	287
Exceptional items	(61)	30	(99)	(233)	(332)

Profit/(loss) before interest and tax	327	356	68	(113)	(45)

North America profit before interest and tax includes other income in respect of the late commissioning and performance recovery of new power plants amounting to £102 million (year ended 31 December 2001: £80 million; nine months ended 31 December 2000: £28 million).

Sales of electricity generated in each geographic region are made solely to customers in the same geographic region.

In the year ended 31 December 2002, billings of £16 million (year ended 31 December 2001: £16 million; nine month period to 31 December 2000: £12 million) in respect of operations and maintenance services were netted against operating costs.

In the year ended 31 December 2002, loss before tax derived from UK operations was £111 million (year ended 31 December 2001: profit of £2 million).

Exceptional items before interest and tax are analysed by geographic region as follows:

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	Group	Group	Continuing	Discontinued	Group
	£m	£m	£m	£m	£m
Exceptional items
North America	—	—	—	—	—
Europe and Middle East	(103)	20	—	(227)	(227)
Australia	—	—	—	—	—
Rest of World	42	2	—	—	—
Corporate Costs	—	8	(99)	(6)	(105)

Exceptional items before interest and tax	(61)	30	(99)	(233)	(332)

We also incurred an exceptional interest charge of £29 million during the year ended 31 December 2001. Further details are given in note 9.

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	Group	Group	Continuing	Discontinued	Group
	£m	£m	£m	£m	£m
Depreciation
North America	53	32	7	—	7
Europe and Middle East	23	28	9	56	65
Australia	33	31	20	—	20
Rest of World	2	4	4	—	4

	111	95	40	56	96

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	Group	Group	Continuing	Discontinued	Group
	£m	£m	£m	£m	£m
Capital Expenditure
North America	107	295	442	—	442
Europe and Middle East	48	208	11	140	151
Australia	24	26	62	—	62
Rest of World	3	67	19	—	19

	182	596	534	140	674

Capital expenditure is analysed below:

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended December 2000
	Group	Group	Continuing	Discontinued	Group
	£m	£m	£m	£m	£m
Additions to tangible fixed assets	175	399	519	129	648
Tangible fixed assets acquired with subsidiary undertakings	—	197	15	11	26
Additions to fixed asset investments	7	—	—	—	—

	182	596	534	140	674

(c) Net assets employed by division

	Net operating assets
Geographical analysis by origin	31 December 2002	31 December 2001 (Restated)
	£m	£m
North America	1,197	1,287
Europe and Middle East	611	672
Australia	787	778
Rest of World	303	299
Corporate and development	(66)	(207)

Net operating assets	2,832	2,829
Borrowings	(1,654)	(1,540)
Cash and short-term deposits	842	643
Deferred tax	(219)	(197)
Taxation	(53)	(57)
Goodwill—on acquisition of associated undertakings	20	24
Goodwill—on acquisition of subsidiary undertakings	1	(5)

Net assets per consolidated balance sheet	1,769	1,697

3 Net operating costs before exceptional items

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	Group	Group	Continuing	Discontinued	Group
	£m	£m	£m	£m	£m
Cost of sales	558	383	205	956	1,161
Other operating costs	85	105	60	499	559
Other operating income	(134)	(96)	(40)	—	(40)

	509	392	225	1,455	1,680

Other operating income includes compensation for the late commissioning of plants, billings in respect of operations and maintenance services and profit on sale of development sites.

The impact of exceptional items on the above line items would be to increase other operating costs by £103 million and £2 million in the years ended 31 December 2002 and 2001, respectively, and to increase cost of sales and other operating costs by £206 million and £21 million, respectively, in the nine months ended 31 December 2000.

4 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging/(crediting):

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	Group	Group	Continuing	Discontinued	Group
	£m	£m	£m	£m	£m
Depreciation of tangible fixed assets	111	95	40	56	96
Amortisation of intangible fixed assets	(1)	(1)	—	14	14
Other amortisation	2	—	—	—	—
Development costs net of recoveries and amounts capitalised	8	18	7	—	7
Operating exceptional items (Note 9)	103	2	—	227	227
Property lease rentals payable (net of recoveries)	2	3	5	3	8
Profit on disposal of fixed assets (excluding exceptional items)	—	(1)	—	—	—
Foreign exchange (gains)/losses	13	1	(2)	—	(2)
Auditors’ remuneration—audit fees	0.8	0.7	0.7	0.2	0.9
Auditors’ remuneration—other fees paid to the auditors and their associates for services	0.6	1.0	7.3	0.1	7.4

5 Interest receivable and similar income

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	£m	£m	£m
a) Group interest receivable and similar income
Interest receivable and similar income	24	24	83

Total Group interest receivable and similar income	24	24	83

b) Interest receivable of associates and joint ventures
Share of interest receivable of associates	—	—	3

	—	—	3

6 Interest payable and similar charges

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	£m	£m	£m
a) Group interest payable and similar charges
Interest on:
Bank loans and overdrafts	102	103	92
Other borrowings	24	16	57

	126	119	149
Finance charges payable—finance leases	—	—	12
Finance charges on discounting of deferred consideration	—	4	—

Interest payable and similar charges before capitalisation and exceptional interest	126	123	161
Interest capitalised	(5)	(23)	(12)

Group interest payable and similar charges – ordinary	121	100	149
Exceptional interest (note 9)	—	29	—

Total Group interest payable and similar charges	121	129	149

b) Interest payable of associates and joint ventures
Share of interest payable of joint ventures	12	14	11
Share of interest payable of associates	23	33	37

	35	47	48

7 Directors’ and employees’ remuneration

(a) Directors’ aggregate remuneration

The table below shows the aggregate remuneration of the International Power plc Directors for the year ended 31 December 2002 and compares it with the figures for the year ended 31 December 2001 and the nine months ended 31 December 2000.

	Salary	Fees	Termina- tion payment	Perform- ance related bonus	Payment in lieu of pension	Other benefits	Aggregate remunerat- ion year to 31 December 2002	Aggregate remunerat- ion year to 31 December 2001	Aggregate remunerat- ion 9 months to 31 December 2000
	£	£	£	£	£	£	£	£	£
Sir Neville Simms*	175,000	—	—	—	—	—	175,000	175,000	56,250
P G Cox(2)(7)	291,500	—	—	116,600	87,450	14,082	509,632	460,655	104,173
D W Crane(2)(7)	291,500	—	—	116,600	87,450	17,761	513,311	467,029	104,880
P Giller(3)(7)	194,094	—	403,799	—	—	77,950	675,843	530,998	155,224
A R Isaac*(1)	—	35,000	—	—	—	—	35,000	30,000	7,500
J D Taylor*(1)	—	30,000	—	—	—	—	30,000	25,000	6,250
A Baan*(1) (appointed 1.6.2002)	—	17,500	—	—	—	—	17,500	—	—
J M Amusátegui*	—	—	—	—	—	—	—	14,583	16,250
J J Moore(5)	—	—	—	—	—	—	—	18,433	1,073,798
D R Hendrix*(1) (resigned 23.5.2002)	—	12,500	—	—	—	—	12,500	25,000	16,250
Sir John Collins**(6)	—	—	—	—	—	—	—	—	112,500
G A Brown**(6)	—	—	—	—	—	—	—	—	1,368,521
A Carnwath*	—	—	—	—	—	—	—	—	10,000
B M Count***	—	—	—	—	—	—	—	—	145,704
C B Gough*(***)	—	—	—	—	—	—	—	—	16,250
R M Witcomb**(6)	—	—	—	—	—	—	—	—	652,390

Total	952,094	95,000	403,799	233,200	174,900	109,793	1,968,786	1,746,698	3,845,940

*	Non-Executive
**	Directors of National Power PLC who terminated their appointments on demerger
***	Directors of National Power PLC who transferred to Innogy Holdings plc.

Notes

(1)	The International Power plc Non-Executive Directors’ fees are split between an annual fee of £15,000 for Board membership, for attendance at Board meetings and for general duties as Directors. They each receive a further £15,000 per annum for their membership of Board Committees. In addition, Tony Isaac receives an additional fee of £5,000 per annum for his role as Senior Independent Director. Adri Baan joined the Company on 1 June 2002. Dennis Hendrix ceased to be a Director on 23 May 2002.
(2)	David Crane and Philip Cox both received a cash supplement of 30% of base salary in lieu of pension scheme arrangements. They also received a company car allowance and private medical insurance, all of which are included in other benefits.
(3)	On 2 October 2000, Peter Giller received a one-off conditional award of 677,564 Ordinary Shares in the Company in respect of his three year term of employment (subject to the rules of the Restricted Share Plan). One third of the Ordinary Shares conditionally awarded to him (being 225,854) were issued to him on 2 October 2001 and a further third (225,855) was released on 2 October 2002. The final third (225,855) were issued to him on termination of his service agreement on 31 December 2002. The salary reflected in the table above reflects: 9/12 of the value of his 2002 release, based on the share price at 2 October 2002 of 82.875p per share at the time of the vesting of the shares; and 3/12 of the remaining third released to him on 31 December 2002 based on a share price of 95.125p per share. In addition, during 2002 he was provided with a weekly cash supplement of £1,100 in respect of housing costs (which is included in other benefits).
(4)	As part of Peter Giller’s termination of his service agreement he received, on 31 December 2002, the balance of his 2003 Restricted Share Plan release and the full release of his 2002 Performance Share Plan award of 255,102 shares. Both of these releases were based on a share price of 95.125p per share, and are reflected in the termination payment shown in the table above. He also received, as part of termination arrangements, a relocation allowance of £25,000 (which is included in other benefits).
(5)	The aggregate remuneration for the nine months to 31 December 2000 includes contractual payments following his resignation.

(6)	The aggregate remuneration for the nine months to 31 December 2000 includes their termination payments.
(7)	The aggregate remuneration for the nine months to 31 December 2000 for Peter Giller, Philip Cox and David Crane includes their remuneration for the period October to December 2000 only.

Summary of emoluments and benefits

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	£000	£000	£000
Aggregate emoluments	1,565	1,747	2,041
Termination Payments	404	—	1,805
Performance Share Plan	—	—	—
Long-Term Incentive Plan	—	—	—

Highest paid Director

The aggregate emoluments of the highest paid Director, Peter Giller, were £675,843 (year ended 31 December 2001: P Giller £530,998; nine months to 31 December 2000: G A Brown £1,368,521).

Directors’ pension benefits

With regard to the current Executive Directors of International Power plc, there are no pension scheme arrangements in which they participate. The Executive Directors receive the following cash benefit in lieu of any pension arrangements. Percentage of base salary paid in lieu of pension arrangements.

	Percentage of base salary paid in lieu of pension arrangements	Cash allowance received for the year to 31 December 2002	Cash allowance received for the year to 31 December 2001	Cash allowance received for the period October 2000 to 31 December 2000
	%	(£000)	(£000)	(£000)
P Giller	n/a	n/a	n/a	n/a
D W Crane	30	87	65	14
P G Cox	30	87	65	14

With effect from 1 January 2003 pension arrangements for David Crane and Philip Cox are provided through the Senior Section of the International Power Group of the Electricity Supply Pension Scheme, which is a scheme approved by the Inland Revenue. The scheme provides for: a normal retirement age of 60; an accrual rate of one thirtieth of pensionable salary; four times salary death-in-service benefits; a widow’s pension of  2/3 executive’s pension; and executive’s contribution of 6% of salary up to 15% of Inland Revenue earnings limits.

The benefits provided through the scheme are restricted by Inland Revenue earnings limits. These arrangements are supplemented by the Company making contributions to personal pensions, life assurance, and a Funded Unapproved Retirement Benefit Scheme, up to a cost to the Company of 30% of salary (which includes the cost of the benefit provided through the Senior Section of the International Power Group Electricity Supply Pension Scheme).

(b) Executive share options and beneficial interests

The Company operates a Sharesave Scheme and an Approved and Unapproved Executive Share Option Plan. The Sharesave Scheme is savings-related and enables eligible employees to invest up to a maximum permitted level of £250 per month.

Directors’ options under the sharesave plan

	Number of shares under option as at 1 January 2002	Granted during the year	Exercise price per share (pence)	Exercise period from	Exercise period to		Number of shares under option as at 31 December 2002
P Giller	8,976	— 18,250	188p 90p	24 May 2006 24 Dec 2007	Lapsed 1 Oct 2002 24 June 2008	*	— 18,250

Total options							18,250

D W Crane	8,976	— 18,250	188p 90p	24 May 2006 24 Dec 2007	Lapsed 1 Oct 2002 24 June 2008		— 18,250

Total options							18,250

P G Cox	8,976	— 18,250	188p 90p	24 May 2006 24 Dec 2007	Lapsed 1 Oct 2002 24 June 2008		18,250

Total options							18,250

*	Lapsed 1 January 2003

Summary of Directors’ unexercised sharesave options

Grant date	Number of options	Exercisable price (pence)	Date exercisable
1 Oct 2002	54,750	90p	24 Dec - 2007 - 24 June 2008

Total	54,750

Directors’ options under the executive share option scheme

	Number of shares under option as at 1 January 2002	Granted during the year		Exercise price per share (pence)		Exercise period from	Exercise period to	Number of shares under option as at 31 December 2002
P Giller	—	15,306 239,796	* **	196 196	p p	24 May 2005 24 May 2005	24 Jan 2006 24 Jan 2006	15,306 239,796

Total options								255,102

D W Crane	—	15,306 133,418	* **	196 196	p p	24 May 2005 24 May 2005	24 May 2012 24 May 2012	15,306 133,418

Total options								148,724

P G Cox	—	15,306 133,418	* **	196 196	p p	24 May 2005 24 May 2005	24 May 2012 24 May 2012	15,306 133,418

Total options								148,724

*	Approved Executive Share Options
**	Unapproved Executive Share Options

Summary of Directors’ unexercised executive share options

Grant date	Number of options	Exercisable price (pence)	Date exercisable
24 May 2002	552,550	196p	24.05.05 - 24.05.12

Total	552,550

The middle market quotation for an Ordinary share of the Company on 31 December 2002 was 95.75p and the daily quotations during the period ranged from 221p to 83.5p.

Gains made on Directors’ share options

In the accounting periods to 31 December 2002, 31 December 2001 and 31 December 2000, no Directors exercised Share Options, therefore no gains were realised.

Share plans for Executive Directors

In connection with the International Power Restricted Share Plan, 677,564 shares in the Company were purchased and placed in a trust fund which at cost and net of administration expenses of the trust, totalled £1.7 million at 31 December 2001. The Remuneration Committee vested one third of the shares to Peter Giller on 2 October 2001 and one third on 2 October 2002. Following the cessation of Peter Giller’s term of office as Chief Executive on 31 December 2002, in accordance with the terms of the Plan, the balance of the shares was released to Peter Giller at that date. In line with recommended practice, the fund balance has been written down to nil over the period of service to which it related. The book value relating to this purchase as at 31 December 2002 was therefore nil (31 December 2001: £1.0 million).

In respect of awards made under the 2002 Performance Share Plan during 2002, 1,273,138 shares were purchased and placed in a trust fund which, at cost and net of administration expenses of the trust, totalled £2.5 million. Following the cessation of Peter Giller’s term of office as Chief Executive on 31 December 2002, in accordance with the terms of the Plan, the Committee released 225,102 shares to Peter Giller as at that date. Whilst the Directors have an interest in all of the shares held in the Trust, in respect of awards made to Directors under the

Performance Share Plan as at 31 December 2002, the number of shares that may vest to Directors if full performance of the relevant performance condition is achieved is 297,448. In line with recommended practice, the fund balance will be written down to £nil over the period of service to which it relates. The book value of the shares placed in trust in respect of this Plan as at 31 December 2002 was £1 million.

With regard to the International Power Long-Term Incentive Plan, as at 31 December 2002, there has been no requirement to purchase shares for placement in a trust fund. In line with recommended practice, when the Company is required to purchase shares for a trust fund, the fund balance will be written down to £nil over the period of service to which it relates.

Beneficial interests

The beneficial interests of the Directors and their immediate families in Ordinary Shares of 50p each of the Company were as follows:

	As at 31 December 2002			As at 31 December 2001
	Ordinary Shares	Executive Share Options	Sharesave Options	Ordinary Shares	Executive Share Options	Sharesave Options
P G Cox	15,000	148,724	18,250	10,000	—	8,976
D W Crane	24,000	148,724	18,250	14,000	—	8,976
P G Giller*	744,568	255,102	18,250	107,756	—	8,976
A Baan**	5,000	—	—	—	—	—
A E Isaac	5,000	—	—	5,000	—	—
Sir Neville Simms	30,000	—	—	30,000	—	—
J D Taylor	5,000	—	—	5,000	—	—

*	Upon the cessation of his appointment as Chief Executive on 31 December 2002, Peter Giller withdrew from the Sharesave Plan. Accordingly, his Sharesave Options lapsed on 1 January 2003.
**	Appointed as a director on 1 June 2002.

No Director had, at any time during the financial year, any beneficial interest in the shares of any subsidiary undertaking.

Between 31 December 2002 and the date of approval of this document, the following additions to Directors’ beneficial interests have taken place:

	Ordinary Shares	Executive Share Options	Performance Share Plan 2002
P G Cox	10,000	500,000	675,879
D W Crane	20,000	678,571	917,264
A Baan	10,000	—	—
Sir Neville Simms	70,000	—	—

In addition, on 7 January 2003 Peter Giller sold 220,000 shares at 103.4p per share.

(c) Employees’ remuneration

Salaries and other staff costs, including Directors’ remuneration, were as follows:

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	Group	Group	Continuing	Discontinued	Group
	£m	£m	£m	£m	£m
Wages and salaries	63	62	39	48	87
Social security costs	3	3	2	4	6
Pension costs (note 8)	5	4	2	4	6

Total employees’ remuneration	71	69	43	56	99
Less: amount capitalised as part of assets in the course of construction	(1)	(4)	—	—	—

Total staff costs	70	65	43	56	99

Employee numbers

The average number of employees during the financial period, analysed by geographic segment was:

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
North America	207	200	142
Europe and Middle East	812	660	600
Australia	593	586	583
Rest of World	367	752	1,305
Corporate and development	146	134	199

Average number of employees – continuing business	2,125	2,332	2,829
Average number of employees – discontinued business	—	—	2,127

Total average number of employees	2,125	2,332	4,956

The total average number of employees for the discontinued business for the nine months ended 31 December 2000 is a pro-rata share of the nine month average.

8 Pension scheme funding

The majority of pensions for UK employees are funded through the industry-wide scheme, the Electricity Supply Pension Scheme (ESPS), which is a defined benefit scheme with assets invested in separate trustee administered funds. The ESPS is divided into sections, and the International Power Group of the ESPS was opened to members on 1 April 2002. Prior to this date, International Power staff, who were former employees of National Power, participated in the Innogy section of the ESPS and the employees taken on in the Rugeley acquisition participated in another section of the ESPS, the Eastern Electricity section.

During the first quarter of 2002, contributions were paid to the Innogy Group based on the latest actuarial valuation of that Group. The contributions paid during the quarter amounted to £0.15 million. Also during the first quarter of 2002, contributions of £0.12 million were paid to the Eastern Electricity section based on the terms agreed in that acquisition.

Since 1 April 2002, International Power has paid contributions to the International Power Group of the ESPS to cover the new benefit accrual, as advised by the actuary. These contributions amounted to £1.7 million.

Transfer payments totalling £19.8 million were received from the Innogy section of the ESPS in October and November 2002. The total transfer payment related to employees’ pension benefits built up in the Innogy Group of ESPS prior to 1 April 2002 and was calculated on a share of fund basis as set out in the actuary’s memorandum from the Demerger Agreement.

A further transfer payment of £10.5 million was received from the Eastern Electricity section of the ESPS. This payment was based on the assumptions agreed as part of the Rugeley acquisition.

The first full valuation of the International Power Group of ESPS will be carried out as at 31 March 2003 at which any difference between assets and accrued liabilities will be addressed.

Employees at Hazelwood participate in a standard Australian superannuation fund called Equipsuper. This plan provides benefits primarily for employees in the electricity, gas and water industry, and was developed from the scheme sponsored by the State Electricity Commission of Victoria.

At 31 December 2002, the market value of assets was 101% of accrued liabilities. The assets were £40 million and liabilities were £39 million. The pension cost for 2002 was £1 million.

The principal assumptions are set out below:

Valuation date	31 December 2002
Principal assumptions:
Investment return	7.5% pa
Salary increases	5.0% pa
Pensions increases	n/a

In other countries, employees are members of local social security schemes and in some cases defined contribution plans.

FRS 17

In accordance with the requirements of FRS 17 (Retirement Benefits), this note discloses the main financial assumptions made in valuing the liabilities of the schemes and the fair value of assets held. However, as permitted by FRS 17, the costs, accruals and prepayments recorded in the financial statements continue to be reported under the requirements of SSAP 24 (Accounting for Pension Costs).

International Power operates defined benefit schemes in the UK and Australia. The most recent actuarial valuations have been updated by independent qualified actuaries to take account of the FRS 17 reporting requirements for assessing the liabilities of the schemes at 31 December 2002. Scheme assets are stated at their market value at 31 December 2002.

Financial assumptions	31 December 2002		31 December 2001
	UK	Australia	UK	Australia
	%	%	%	%
Discount rate	5.5	7.0	5.8	7.25

Financial assumptions	31 December 2002		31 December 2001
	UK	Australia	UK	Australia
	%	%	%	%
Rate of increase in salaries	3.8	4.0	4.0	4.0
Inflation rate	2.3	3.5	2.5	3.0
Increase in deferred benefits during deferment	2.5	n/a	2.6	n/a
Increases to pensions payments	2.5	n/a	2.6	n/a

The amounts required to be disclosed by FRS 17 in respect of the performance statements were:

Analysis of amounts that would have been charged to operating profit in respect of defined benefit schemes

Group 2002
£m
Current service	(3)
Past service cost	(1)

Total operating charge	(4)

Analysis of amounts that would have been credited to other finance income

Group 2002
£m
Expected return on schemes’ assets	5
Interest on schemes’ liabilities	(4)

Net return	1

Analysis of amounts that would have been recognised in the consolidated statement of recognised gains and losses

Group 2002
£m
Actuarial return less expected return on schemes’ assets	(11)
Experience gains and losses arising on schemes’ liabilities	(1)
Change in assumptions underlying the present value of schemes’ liabilities	(5)
Currency translation adjustment	—

Actuarial (loss)/gain recognised in the consolidated statement of recognised gains and losses	(17)

History of experience gains and losses

Group 2002
£m
Difference between the actual and expected return on scheme assets:
Amount (£m)	(11)
Percentage of scheme assets	15%
Experience gains and losses:
Amount (£m)	(1)
Percentage of scheme liabilities	1%
Total amount recognised in the consolidated statement of recognised gains and losses:
Amount (£m)	(17)
Percentage of scheme liabilities	22%

The assets in the schemes and expected rates of return (weighted averages) were:

	31 December 2002		31 December 2001
	UK	Australia	UK	Australia
	%	%	%	%
Long term rate of return expected at 31 December 2002:
Equities	7.0	7.5	7.4	7.5
Bonds	4.5	5.5	4.9	5.5
Other	4.8	5.5	—	5.5

	UK	Australia	Total	UK	Australia	Total
	£m	£m	£m	£m	£m	£m
Assets in schemes at 31 December 2002:
Equities	27	24	51	19	23	42
Bonds	4	12	16	16	12	28
Other	3	4	7	—	5	5

	34	40	74	35	40	75

The following amounts were measured in accordance with the requirements of FRS17:

	31 December 2002			31 December 2001
	UK	Australia	Total	UK	Australia	Total
	£m	£m	£m	£m	£m	£m
Total market value of assets	34	40	74	35	40	75
Present value of scheme liabilities	(43)	(36)	(79)	(39)	(25)	(64)

(Deficit)/surplus in the scheme	(9)	4	(5)	(4)	15	11
Related deferred tax asset/(liability)	3	(1)	2	1	(5)	(4)

Net pension (liability)/asset	(6)	3	(3)	(3)	10	7

If the above amounts had been recognised in the financial statements, International Power’s net assets would be as follows:

	31 December 2002	31 December 2001 (Restated)
	£m	£m
Net assets
Net assets excluding pension assets/(liabilities)	1,769	1,697
FRS 17 pension (liability)/asset	(3)	7

	1,766	1,704

9 Exceptional items

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	£m	£m	£m
Net operating exceptional items charged/(credited):
Continuing
Impairment provisions	103	—	—
Release of provision in respect of onerous property lease	—	(8)	—
Bank guarantee charge in respect of a trade investment (note 32)	—	10	—

	103	2	—

Discontinued
Plant closure provision release	—	—	21
Buy-out of PPA contract	—	—	206

	—	—	227

Group exceptional items charged to operating profit	103	2	227

Exceptional income from investments
Backlog dividend received	(42)	—	—

Total operating exceptional item and investment income	61	2	227

Non-operating exceptional items (credited)/charged:
Continuing
Profit on disposal of fixed asset investments	—	(30)	—
Sale/termination of Chinese operations	—	(2)	25
Demerger costs	—	—	49
Restructuring costs	—	—	25

	—	(32)	99

Discontinued
Demerger costs	—	—	4
Restructuring costs	—	—	2

	—	—	6

Group non-operating exceptional items	—	(32)	105

Exceptional interest charges:
Australian refinancing charges	—	29	—

Exceptional interest payable and similar charges	—	29	—

Total exceptional items before attributable tax	61	(1)	332
Tax on exceptional items	(1)	—	—

Total exceptional items after attributable tax	60	(1)	332

Year ended 31 December 2002

During the year ended 31 December 2002, the Group wrote down the value of its Deeside plant and its Rugeley plant by £45 million and £58 million respectively. The carrying values of our Deeside and Rugeley plants were reviewed following the sharp decline in both current and forward electricity prices in the UK.

During the year, Kot Addu Power Company (KAPCO) in Pakistan resumed the payment of dividends (including the settlement of past receivables). A gross dividend of £73 million was received (the first since 1998), of which £42 million that related to the settlement of past receivables and has accordingly been treated as exceptional because of its non-recurring nature.

Year ended 31 December 2001

The group accounts for the year ended 31 December 2001 record five exceptional items: An onerous lease provision was reassessed in the period to take account of the anticipated results of rent reviews and to reflect the impact of previously vacant space which was leased during the year. As a result of this reassessment, £8 million of the provision was released.

During the period, the Group provided £10 million in respect of a bank guarantee given on behalf of its trade investment, Elcogas. It is probable that the guarantee will be called to prevent Elcogas from breaching capital structure requirements under the Spanish Commercial Code.

On 25 July 2001, the group sold its investment in Union Fenosa Generacion SA, realising a profit of £30 million. Further details of the disposal are given in note 28.

During the period the China exit provision (created in the nine month period ended 31 December 2000) was reassessed following the disposal of the majority of the group’s remaining investments in China. As a result of this reassessment, £2 million of the provision was released.

The exceptional interest charge of £29 million represents the cost of cancelling the existing interest rate swaps and amortising capitalised arrangement fees in connection with the successful refinancing of the non-recourse debt facility for the Hazelwood power plant in Victoria, Australia.

Nine months ended 31 December 2000

Continuing

In the nine months ended 31 December 2000 an accrual of £25 million was made to cover exit costs from China following the decision to sell the Group’s interests in the four Chinese subsidiaries made previously by National Power and to withdraw from the Chinese market. This provision includes an impairment charge of £13 million to write down the carrying value of these assets to their estimated net realisable value, a £7 million loss on the call of a bid bond and £5 million of disposal costs.

In addition, £49 million of exceptional costs were recorded in relation to costs arising out of the demerger of Innogy. Professional fees totalling £33 million included accounting fees of £7 million, legal fees of £8 million, investment banking fees of £15 million and other professional fees of £3 million. Also included were severance costs of £12 million and headquarter relocation and other costs of £4 million.

Other non-operating exceptional costs of £25 million correspond to restructuring costs following the demerger of Innogy. These include severance costs of £16 million, office relocation costs of £7 million and other exceptional staff costs of £2 million.

Discontinued

Operating exceptional items under “Discontinued” activities correspond to the buyout by Innogy of the Teeside power purchase agreement at £206 million and £21 million of costs associated with the closure of the Blyth power station in the UK, which comprise £10 million of severance costs relating to 130 terminated staff, £9 million of demolition costs and £2 million of other closure costs.

10 Tax on profit on ordinary activities

(a) Analysis of charge in period

	Year ended 31 December 2002	Year ended 31 December 2001 (Restated)	9 months ended 31 December 2000 (Restated)
	£m	£m	£m
Current taxation
UK Corporation tax at 30% (2001: 30%; 2000: 30%)	25	1	(2)
Foreign taxation	22	29	9
Share of joint ventures’ taxation	2	2	—
Share of associates’ taxation	17	26	14

Total current taxation for period	66	58	21

Deferred taxation
Origination and reversal of timing differences	11	1	8
Share of associates taxation	—	5	—

Total deferred taxation for period	11	6	8

Total	77	64	29

Included in the tax on profits are the following amounts relating to exceptional items:		—	—
Operating exceptional items	(14)	—	—
Exceptional income from investments	13	—	—

Total	(1)

Total tax charge for the period	76	64	29

Of the deferred tax expense of £11 million for the year ended 31 December 2002, a £15 million charge derives from foreign operations.

(b) Reconciliation of current tax rate

	Year ended 31 December 2002	Year ended 31 December 2001 (Restated)	9 months ended 31 December 2000 (Restated)
	%	%	%
The current tax rate for the period on ordinary activities varied from the standard rate of UK Corporation tax as follows:
UK Corporation tax rate on ordinary activities	30	30	30
Non-deductible operating exceptional items	9	—	(43)

Expected tax rate at UK Corporation tax rate post-exceptional items	39	30	(13)
Non-deductible expenses	2	3	(7)
Tax holidays	(5)	(5)	—
Effect on tax rate applied to overseas earnings	3	3	2

Current tax rate for period	39	31	(18)

11 Dividends

The dividends declared in the three financial periods to 31 December 2002 are shown below:

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	£m	£m	£m
Demerger dividend	—	—	392

The Group demerger dividend represents the book value of the net assets of the UK energy business as at the date of demerger, which were distributed to shareholders in the form of Ordinary Shares of Innogy Holdings plc.

12 Earnings per share (EPS)

	Year ended 31 December 2002	Year ended 31 December 2001 (Restated)	9 months ended 31 December 2000 (Restated)
	Group	Group	Continuing	Group
Earnings per share	pence	pence	pence	pence
Basic
Before exceptional items	15.5	12.3	4.8	12.8
Exceptional items	(5.4)	—	(8.9)	(29.7)

After exceptional items	10.1	12.3	(4.1)	(16.9)

Diluted
Before exceptional items	15.5	12.0	4.8	12.8
Exceptional items	(5.4)	—	(8.9)	(29.7)

After exceptional items	10.1	12.0	(4.1)	(16.9)

Basic of calculation	£m	£m	£m	£m
Earnings
Profit attributable to shareholders before exceptional items	173	137	53	143
Exceptional items	(60)	1	(99)	(332)

Profit attributable to shareholders after exceptional items	113	138	(46)	(189)
Reduction in interest charge assuming conversion of the Convertible US Dollars Bonds 2005	—	7	—	—

Earnings after exceptional items and taking into account applicable dilutive instruments	113	145	(46)	(189)

Number of ordinary shares	Million	Million	Million	Million
Weighted average number of issued ordinary shares	1,117.6	1,117.5	1,116.9	1,116.9
Weighted average number of shares held by Employee Share Ownership Plans (ESOPs)	(2.2)	(1.0)	—	—

	1,115.4	1,116.5	1,116.9	1,116.9
Dilutive potential ordinary shares
Employee share schemes	2.6	0.3	—	—
Convertible US Dollar Bonds 2005	—	83.8	—	—

Weighted average number of ordinary shares taking account of applicable dilutive instruments	1,118.0	1,200.6	1,116.9	1,116.9

It is expected that investors in our convertible bond will exercise their right to ‘put’ the bond back to the Group. Accordingly, this contract has not been included in the calculation of diluted earnings per share in 2002, but has been included in 2001 (see note 20).

13 Intangible assets

	Goodwill	Negative goodwill	Total
	£m	£m	£m
Cost
At 1 January 2002 as originally stated	8	(35)	(27)
Prior year adjustment	—	21	21

At 1 January 2002 as restated	8	(14)	(6)
Additions	1	4	5

	Goodwill	Negative goodwill	Total
	£m	£m	£m
Exchange rate differences	1	—	1

At 31 December 2002	10	(10)	—

Amortisation
At 1 January 2002	(1)	2	1
Credited in the year	—	1	1
Exchange rate differences	(1)	—	(1)

At 31 December 2002	(2)	3	1

Net book value
At 31 December 2002	8	(7)	1
At 31 December 2001	7	(12)	(5)

Goodwill arising on the acquisition of associated undertakings and joint ventures is set out in note 15 – fixed asset investments.

14 Tangible fixed assets

	Freehold land and buildings	Plant, machinery and equipment	Assets in course of construction	Total
	£m	£m	£m	£m
Cost
At 1 January 2002	80	2,188	789	3,057
Additions	1	84	90	175
Reclassifications and transfers	—	710	(712)	(2)
Disposals	—	(11)	—	(11)
Exchange rate differences	1	(68)	(79)	(146)

At 31 December 2002	82	2,903	88	3,073

Depreciation and diminution in value
At 1 January 2002	15	390	4	409
Provided during the year	3	108	—	111
Reclassifications and transfers	—	4	(4)	—
Impairment	—	103	—	103
Disposals	—	(11)	—	(11)
Exchange rate differences	—	(12)	—	(12)

At 31 December 2002	18	582	—	600

Net book value
At 31 December 2002	64	2,321	88	2,473
At 31 December 2001	65	1,798	785	2,648

Interest capitalised in the year was £5 million (year ended 31 December 2001: £23 million). On a cumulative basis, the net book value of interest capitalised was £83 million (31 December 2001: £80 million).

The total value of land that is not depreciated included within freehold land and buildings was £28 million (31 December 2001: £29 million)

15 Fixed asset investments

	Joint ventures	Associated undertakings		Other investments	Total
	Share of net assets	Share of net assets	Goodwill
	£m	£m	£m	£m	£m
At 1 January 2002 as originally stated	101	293	24	97	515
Prior year adjustment	(2)	(4)	—	—	(6)

At 1 January 2002 as restated	99	289	24	97	509
Share of post-tax profit	12	83	(2)	—	93
Additions	—	—	—	7	7
Distribution and loan repayments	(12)	(72)	—	—	(84)
Deemed disposals	—	(1)	—	—	(1)
Disposals	—	—	—	(2)	(2)
Reclassifications and transfers	—	—	—	4	4
Amortisation	—	—	—	(2)	(2)
Exchange rate differences	3	(16)	(2)	(2)	(17)

At 31 December 2002	102	283	20	102	507

Included within the Group’s share of net assets of joint ventures and associated undertakings is net debt of £503 million (31 December 2001: £487 million). These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power or any other Group company.

Group share of associated undertakings’ net assets	31 December 2002	31 December 2001 (Restated)
	£m	£m
Share of fixed and long-term assets	602	636
Share of current assets	221	198

	823	834

Share of liabilities due within one year	(157)	(117)
Share of liabilities due after more than one year	(383)	(428)

	(540)	(545)

Share of net assets	283	289

Group share of results of associated undertakings and joint ventures	Year ended 31 December 2002	Year ended 31 December 2001 (Restated)	9 months ended 31 December 2000 (Restated)
	£m	£m	£m
Share of turnover	412	546	483
Share of operating profit	149	161	110
Share of income from continuing operations	95	81	50
Share of net income—group	95	81	51

The Group investments that are listed on a recognised stock market are those in Pražska Teplárenská, the Hub Power Company Limited (HUBCO) and Malakoff Berhad. The former is a joint venture, the latter two are associated undertakings.

The Group’s share in Pražska Teplárenská was valued at £58 million on the Prague Stock Market at 31 December 2002 (31 December 2001: £34 million) compared with a book value of £69 million (31 December 2001: £65 million).

The Group’s share in HUBCO was valued at £126 million on the Karachi and Luxembourg Stock Markets at 31 December 2002 (31 December 2001: £54 million) compared with a book value of £70 million (31 December 2001: £71 million).

The Group’s share in Malakoff Berhad was valued at £108 million on the Kuala Lumpur Stock Market at 31 December 2002 (31 December 2001: £99 million) compared with a book value of £121 million (31 December 2001: £131 million).

We continually evaluate our investments for indications of impairment. We take into account our view of future cash flows from these investments when considering their carrying value. Our evaluation considers the above market prices but also takes into account the factors that affect them. These include restrictions on the ability to buy and sell these shares, the low volume of shares traded and the market for them.

After considering all factors, it is the opinion of our Directors that as of 31 December 2002 the value of the above investments has not suffered permanent impairment in relation to their current net book value.

Kot Addu Power Company Limited (KAPCO), in which the Group holds 36% of the shares, is classified as a trade investment because International Power does not exercise significant influence over the company.

16 Investments in subsidiary undertakings

Name and nature of business	Country of incorporation and registration		Type of share	Percentage shareholding
Hazelwood Finance Limited Partnership* (Financing company)	Australia		Partners’ Capital	75%
Hazelwood Power Partnership* (Power generation)	Australia		Partners’ Capital	92%
Elektrárny Opatovice A.S.* (Power generation)	Czech Republic		Ordinary Shares	99%
International Power Global Developments Limited (Project development—overseas)	England and Wales		Ordinary Shares	100%
Pelican Power Point Limited* (Power generation)	England and Wales	†	Ordinary Shares	100%
Rugeley Power Limited (Power generation)	England and Wales		Ordinary Shares	100%
Deeside Power Development Company Limited (Power generation)	England and Wales		Ordinary Shares	100%
National Power International Holdings BV* (Investment holding company)	The Netherlands	**	Ordinary Shares	100%
Synergen Power Pty Limited* (Power generation)	Australia		Ordinary Shares	100%
Thai National Power Company Limited* (Power generation)	Thailand		Ordinary Shares	100%
Midlothian Energy Limited Partnership* (Power generation)	US		Partners’ Capital	100%
Milford Power Limited Partnership* (Power generation)	US		Partners’ Capital	100%
ANP Funding I, LLC* (Financing company)	US		Ordinary Shares	100%
International Power (Cayman) Limited (Financing company)	Cayman Islands	**	Ordinary Shares	100%
International Power (Europe) Limited	England and Wales		Ordinary Shares	100%

Name and nature of business	Country of incorporation and registration	Type of share	Percentage shareholding
(Financing company)
ANP Blackstone Energy Company, LLC* (Power generation)	US	Ordinary Shares	100%
ANP Bellingham Energy Company, LLC* (Power generation)	US	Ordinary Shares	100%
Hays Energy Limited Partnership* (Power generation)	US	Partners’ Capital	100%
International Power Holdings Limited (Investment holding company)	England and Wales	Ordinary Shares	100%
Advanced Turbine Products LLC* (Manufacturer of turbine parts)	US	Partners’ Capital	82%
Al Kamil Power Company SAOC* (Power generation)	Oman	Ordinary Shares	100%

All subsidiary undertakings operate in their country of incorporation, except as indicated below.

All subsidiary undertakings have December year ends.

*	Held by an intermediate subsidiary undertaking
†	Operates in Australia
**	Operates in the UK

17 Investments in associates and joint ventures

Name and nature of business	Country of incorporation, registration and operation	Accounting period end	Type of share	Percentage shareholding
Associated undertakings
Malakoff Berhad* (Power generation)	Malaysia	31 August	Ordinary Shares	18%
The Hub Power Company Limited* (Power generation)	Pakistan	30 June	Ordinary Shares	26%
Carbopego—Abastecimento de Combustiveis, S.A.* (Fuel supplies)	Portugal	31 December	Ordinary Shares	33%
Pegop—Energia Electrica, S.A.* (Power station operations)	Portugal	31 December	Ordinary Shares	45%
Tejo Energia—Producao e Distribuicao de Energia Electrica, S.A.* (Power generation)	Portugal	31 December	Ordinary Shares	45%
Shuweihat CMS International Power Company* (Power generation)	UAE	31 December	Ordinary Shares	20%
Uni-Mar Enerji Yatirimlari A.S.* (Power generation)	Turkey	31 December	Ordinary Shares	33%
Joint ventures
Pražska Teplárenská A.S.* (Power generation)	Czech Republic	31 December	Ordinary Shares	48%
Hartwell Energy Limited Partnership* (Power generation)	US	31 December	Partners’ Capital	50%
Oyster Creek Limited Partnership* (Power generation)	US	31 December	Partners’ Capital	50%

*	Held by an intermediate subsidiary undertaking

18 Debtors

	31 December 2002	31 December 2001
	Group	Group
	£m	£m
Amounts recoverable within one year:
Trade debtors (net)	48	73
Other debtors	23	44
Other prepayments and accrued income	59	31

Total amounts recoverable within one year	130	148

Amounts recoverable after more than one year: Other debtors	4	10
Total amounts recoverable after more than one year	4	10

Total debtors	134	158

Provision for doubtful debts is analysed below:

	31 December 2002	31 December 2001	31 December 2000
	Group	Group	Continuing	Discontinued	Group
	£m	£m	£m	£m	£m
Brought forward	(11)	(4)	(5)	(24)	(29)
Charged to profit and loss	(6)	(7)	1	(1)	—
Acquired	—	—	—	(5)	(5)
Transferred out of group	—	—	—	30	30

Carried forward	(17)	(11)	(4)	—	(4)

19 Current asset investments

	31 December 2002	31 December 2001
	£m	£m
Unlisted investments	43	47

Current asset investments are primarily short-term money market deposits used for fund management and treasury purposes.

20 Creditors: amounts falling due within one year

	31 December 2002	31 December 2001
	£m	£m
Trade creditors	106	65
Other creditors	34	59
Other taxation and social security	—	6
Corporation tax	53	57
Accruals and deferred income	134	316
Bank loans (secured)	810	112

6¼% Euro Dollar Bonds 2003	37	—
2% Convertible US Dollar Bonds 2005	231	—

Total Bonds	268	—

Total creditors: amounts falling due within one year	1,405	615

The bank loans are secured by fixed and floating charges over the assets of certain subsidiary undertakings.

Convertible Notes

On 24 November 2000, International Power (Cayman) Limited, a wholly-owned subsidiary company incorporated in the Cayman Islands, issued US$357 million 2% convertible notes due 2005, convertible into preference shares of International Power (Cayman) Limited at the holder’s option, exchangeable for Ordinary Shares of, and fully and unconditionally guaranteed on a senior unsecured basis by International Power plc. International Power (Cayman) Limited is a finance subsidiary with no assets, operations, revenues or cash flows other than those related to the issuance and repayment of the securities being registered.

The notes are convertible into Ordinary Shares of International Power plc at a conversion price of 300p at any time between 4 January 2001 and 23 November 2005. The last reported trading value of the Company’s Ordinary Shares prior to the date of issue of the convertible notes was 246.25p. Each US$1,000 principal amount of notes will entitle the holder to convert into a US$1,000 paid up value of preference shares of International Power (Cayman) Limited. Investors may elect to receive their Ordinary Shares in the form of American Depositary Receipts. As at 31 December 2001, none of the notes had been converted.

The notes may be redeemed at the holder’s option at a redemption price of 107.1% of its principal amount, together with accrued and unpaid interest, on 24 November 2003.

If the conversion option is not exercised, the convertible unsecured notes will be redeemed on 24 November 2005 at a redemption price of 112.4% of its principal amount.

Provision is made for the possible premium on redemption and included within the carrying amount of the bonds. At 31 December 2002, the amount accrued was £13 million (31 December 2001: £6 million). The finance cost charged in the profit and loss account comprises the aggregate of the coupon on the convertible unsecured notes and the proportion of the premium on redemption that relates to the financial year.

As the conversion exercise price is substantially above the present share price, it is likely that the bondholders will exercise their right. Accordingly, the convertible bond is now shown within short-term liabilities.

Secured loans without recourse

We are in discussions with bank groups in relation to non-recourse debt for Rugeley and the US merchant asset portfolio. Until these issues are resolved and documented, the debt at Rugeley and ANP is reported as current non-recourse debt in our accounts. Further discussion on these issues can be found within Item 5: Capital Resources. Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

21 Creditors: amounts falling due after more than one year

	31 December 2002	31 December 2001
	£m	£m
Accruals and deferred income	—	5
Other creditors	7	3
Bank loans (secured):

Between one and five years	138	801
In more than five years	438	338

Total bank loans	576	1,139

6¼% Euro Dollar Bonds 2003	—	41
2% Convertible US Dollar Bonds 2005	—	248

Total Bonds	—	289

Total creditors: amounts falling due after more than one year	583	1,436

The bank loans are secured by a fixed and floating charge over the assets of certain subsidiary undertakings. Details of debt financing are given in notes 29 and 30.

22 Provisions for liabilities and charges

	Deferred tax	Rationalisation and restructuring	Other	Total
	£m	£m	£m	£m
At 1 January 2002 as originally stated	27	11	22	60
Prior year adjustment	170	—	—	170

At 1 January 2002 as restated	197	11	22	230
Charged to the profit and loss account	28	—	8	36
Credited to profit and loss account	(17)	—	(3)	(20)
Provision utilised	—	—	(2)	(2)
Reclassifications and transfers	11	—	—	11

At 31 December 2002	219	11	25	255

Provisions for rationalisation and restructuring include an onerous lease provision of £6 million (31 December 2001: £6 million) and a provision for staff relocation of £5 million (31 December 2001: £5 million). The relocation provision was created at £7 million as part of the exceptional cost of £25 million for restructuring charged to the profit and loss account in the nine month period ended 31 December 2000. The severance provision was for the termination of 113 employees. These employees were a broad cross section of head office staff. During the year, relocation benefits of nil (nine months ended 31 December 2001: £2 million) were paid and charged against the liability. The onerous lease provision is based on an estimate of the present value of future net cash flows, discounted at an appropriate rate in accordance with FRS12 (Provisions, Contingent Liabilities and Contingent Assets).

The remainder of other provisions primarily relates to site restoration and long service leave provisions in Australia. These liabilities are not expected to arise in the short-term. The group has a provision of £6 million (31 December 2001: £5 million) for mine site restoration in Australia. The provision is based on the current Mine Rehabilitation Plan as endorsed by the regulatory authority. These costs have been estimated on the basis of current costs, current legal requirements and current technology. The provision is based on the present value of these costs. The ultimate amount of the restoration obligations that will be incurred cannot be predicted with certainty due to the impact of changes in environmental legislation, technology and other factors. However, management does not believe that the ultimate resolution of this matter, after considering the amounts provided, will have a material impact on the consolidated balance sheet or consolidated profit and loss account.

23 Deferred taxation

Deferred taxation accounted for in the consolidated balance sheet and the potential amounts of deferred taxation are:

	As at 31 December 2002	As at 31 December 2001(Restated)
	£m	£m
Full potential deferred tax liabilities:
Tangible fixed assets accelerated capital allowances	(237)	(171)
Other timing differences	(24)	(26)
Dividends of overseas subsidiary undertakings	(17)	(21)

Total gross deferred tax liabilities	(278)	(218)
Less: deferred tax liabilities not provided	—	—

Total deferred tax liabilities provided	(278)	(218)
Full potential deferred tax assets:
Provisions	2	7
Tax losses	45	4
Other timing differences	12	10

Total gross deferred tax assets	59	21
Less: deferred tax assets not recognised	—	—

Total deferred tax asset recognised	59	21

Net deferred tax liability provided	(219)	(197)

Of the £45 million deferred tax asset in respect of tax losses, £39 million can be carried forward for 20 years, the balance can be carried forward indefinitely.

24 Share capital

	Authorised Ordinary Shares of 50p		Issued and fully paid Ordinary Shares of 50p
	Number	£m	Number	£m
Balance at 1 January 21, 2002	1,700,000,000	850	1,117,558,463	559
Issue of shares under the Sharesave Scheme	—	—	3,057	—

Balance at 31 December 2002	1,700,000,000	850	1,117,561,520	559

Deferred shares

The Company has 21 Deferred Shares of 1 pence each in issue. These shares were issued to ensure the demerger was effected as efficiently as possible. The holders of Deferred Shares have no rights to receive dividends or to attend or vote at any general meeting.

Unclassified share

Further to the redemption of the Special Share in August 2000, the Company’s authorised share capital includes one unclassified share of £1.

Employee share schemes

The Sharesave Scheme and Sharesave Plan are based on SAYE savings contracts with options exercisable within a six month period from the conclusion of a three or five year period as appropriate from the date of grant. Exercise prices are set at 80 % of the market price as at the date the option was granted.

Options under the Executive Share Option Scheme and Executive Share Option Plan are exercisable in a period beginning no earlier than three years and ending no later than ten years from the date of the grant. Exercise prices equal the market price at the date the option was granted.

The cost to us for the Executive Share Option Plan and the Sharesave Plan was nil in the financial year to 31 December 2002, the year ended 31 December 2001 and the nine month period to 31 December 2000.

		Sharesave Scheme			Executive Share Option Scheme
	Note	Number of Ordinary Shares	Weighted average exercise price		Number of Ordinary Shares	Weighted average exercise price
		Million	Pence		Million	pence
Options outstanding at 31 March 2000		8	389		15	505
Granted		—	—		3	312	(1)
Restated as a result of demerger		1	263	(1)	3	346	(1)
Exercised/lapsed	b	(7)	266	(1)	(11)	344	(1)

Outstanding at 31 December 2000	a	2	260	(1)	10	335	(1)
Granted		2	194		2	234
Exercised/lapsed	b	(2)	262		(4)	344

Options outstanding at 31 December 2001	a	2	200		8	302
Granted		4			4
Exercised/lapsed	b	(2)			(1)

Options outstanding at 31 December 2002	a	4			11

Options exercisable at 31 December 2002		—			2.3
Options exercisable at 31 December 2001		—			2.6
Options exercisable at 31 December 2000		—			4.7

(1)	Post demerger price

(a) Options outstanding

		Number of Ordinary Shares
	Option price	Date exercisable	Year ended 31 December 2002	Year ended 31 December 2001
	pence		Million	Million
Sharesave schemes	246.01	2002	—	0.1
	188.00	2004	—	0.5
	188.00	2006	—	0.3
	200.00	2004	—	0.1
	200.00	2006	—	0.6
	90.00	2005	1.2	—
	90.00	2007	2.5	—

Executive share option schemes	297.94	1996-2003	—	—
	336.21	1997-2004	0.1	0.1
	306.14	1998-2005	0.3	0.3
	323.23	1999-2006	0.5	0.6
	386.09	2000-2007	0.6	0.7
	352.61	2001-2008	0.8	0.9
	311.75	2003-2010	2.7	2.8
	235.00	2004-2011	1.9	2.0
	217.00	2004-2011	0.2	0.2
	196.00	2005-2012	4.1	—

Total options outstanding at the end of the year			14.9	9.2

The weighted average remaining contractual life of options outstanding at 31 December 2002 is shown below:

Weighted average remaining contractual life years
Sharesave Schemes	4
Executive Share Option Schemes	8
Total options outstanding at 31 December 2002	7

(b) Options exercised

	Option price	Number of Options	Nominal value	Consideration
	pence	millions	£m	£m
31 December 2000
Sharesave Schemes	360.00	0.3	0.2	1.2
	450.00	—	—	0.1
	413.00	—	—	—
	246.01	0.1	—	0.1
	307.51	—	—	—
	282.23	—	—	0.1
Executive Share Option Schemes	436.00	0.1	—	0.2
	492.00	—	—	0.1
	448.00	0.3	0.2	1.5
	473.00	0.1	—	0.4
Total options exercised during the period ended

31 December 2000		0.9	0.4	3.7

31 December 2001
Sharesave Schemes	246.01	0.1	—	0.2
	307.51	—	—	—
	282.23	—	—	—
Executive Share Option Schemes	180.40	—	—	—
Total options exercised during the year ended

31 December 2001		0.1	—	0.2

31 December 2002
Sharesave Schemes	188.00	—	—	—
Executive Share Option Schemes		—	—	—
Total options exercised during the year ended

31 December 2002-		—	—	—

Profit Sharing Share Scheme

In addition to the above, the Company operates an Inland Revenue Approved Profit Sharing Scheme. No further appropriations have been made in respect of this Scheme. On 31 December 2002, a total of 454,767 shares in International Power plc were held by the Trustee on behalf of 1,888 present and former employees of the Group.

The cost to us was £nil (year ended 31 December 2001: £nil; nine months ended 31 December 2000: £1 million).

Restricted Share Plan

At the EGM of the Company held on 29 September 2000, shareholders approved the establishment of the Restricted Share Plan. Participants in the Plan are full-time Executive Directors who are required to devote substantially the whole of their working time to the duties of the Company and any subsidiaries of the Company (as designated by the Directors). Only Peter Giller participated in this Plan. The Company acquired 677,564 shares in International Power plc for a consideration of £1.7 million in the nine months ended 31 December 2000. On 2 October 2001, 225,854 shares were released to Peter Giller. During 2002, the following releases of shares to Peter Giller were made: 225,855 shares on 1 October 2002 and 225,855 shares on 31 December 2002, being the balance of shares held in trust in respect of this Plan.

Demerger Share Plan

At demerger, the Board of the Company established the Demerger Share Plan to provide an incentive to those employees (other than Executive Directors) who were remaining in continuous full-time employment with the Company. On 3 October 2000, the Board made conditional awards of 288,359 shares to 181 employees of the Company. No specific purchases of shares have been made in respect of this Plan to date as the Company is utilising the balance of shares unallocated from two former employee share plans that ceased operation at demerger (the total number of unallocated shares at 31 December 2002 was 256,425), to meet the vesting of conditional awards under the Demerger Share Plan. Conditional awards will normally vest to participants on the third anniversary of the demerger. During the year, a total of 12,691 shares have been released to individuals ceasing employment with the Company in accordance with their entitlement under the rules of the Demerger Share Plan.

Deferred Share Compensation Plan

Following the decision in 1996 to pay a Special Dividend of £1 net per share, a Deferred Share Compensation Plan was established to compensate all holders of Share Options who would otherwise suffer a potential reduction in the value of the shares they would receive on exercise of those Share Options. 3,421,239 shares at a cost of £14 million were purchased and placed in trust. During the nine months ended 31 December 2000, 835,013 of these shares were issued (31 March 2000: 49,182), none of which related to Directors (31 March 2000: nil), the balance (227,259 shares) remaining in trust (31 March 2000: 1,062,272). The cost of acquiring the shares was expensed as follows: 31 December 2000 and 31 March 2000: nil.

Following the demerger, the Plan ceased to operate and the balance of shares is being held in trust by the trustee to be used for the benefit of current and former employees of the Company.

Performance Share Plan 2002

At the 2002 AGM, shareholders approved the establishment of the Performance Share Plan 2002. During 2002 a total of 1,273,138 shares in International Power plc were acquired in respect of awards made under this plan for a consideration of £2.5 million, the shares being placed in an Employee Share Ownership Trust. On 31 December 2002, a total of 225,102 shares were released to Peter Giller in respect of this Plan.

Effect of the Demerger on the Share Option Schemes

At the EGM held on 29 September 2000, shareholders approved amendments to the rules of the Share Option Schemes to allow for the adjustment of the numbers of shares under option and also to the option prices of shares under option to compensate for the effect of the demerger on the reduction in value in the shares of International Power plc following the demerger. The adjustments were affected by dividing the average of the market value of the shares of National Power PLC for the last three days of trading before Demerger by the average of the market value of the shares of International Power plc for the first three days of trading after the demerger. The number of shares granted under each option were then multiplied by the result of this sum to provide the resultant number of shares under the adjusted option. The original option price for each option was then adjusted by dividing the total option exercise price payable under the original option (i.e. the pre-adjusted option price) by the number of shares under the adjusted option, so that the total amount to be paid by a participant upon exercise of an adjusted option would be, as close as is practicable, equal to the amount that would be paid for an option that had been granted pre-demerger.

25 Reserves

	Share capital	Share premium account	Capital redemption reserve	Capital reserve	Profit and loss account	Total share-holders’ funds- equity
	£m	£m	£m	£m	£m	£m
At 1 April 2000 as originally stated	558	286	140	422	877	2,283
Prior period adjustment	—	—	—	—	(141)	(141)

At 1 April 2000 as restated	558	286	140	422	736	2,142
Loss for the financial period	—	—	—	—	(189)	(189)
Other recognised gains and losses relating to the period (net)	—	—	—	—	(31)	(31)
Demerger dividend	—	—	—	—	(392)	(392)
Issue of shares	1	3	—	—	—	4

At 31 December 2000	559	289	140	422	124	1,534

	Share capital	Share premium account	Capital redemption reserve	Capital reserve	Profit and loss account	Total share-holders’ funds- equity
	£m	£m	£m	£m	£m	£m
At 1 January 2001 as originally stated	559	289	140	422	273	1,683
Prior year adjustment	—	—	—	—	(149)	(149)

At 1 January 2001 as restated	559	289	140	422	124	1,534
Profit for the financial year	—	—	—	—	138	138
Other recognised gains and losses relating to the year (net)	—	—	—	—	(2)	(2)

At 31 December 2001	559	289	140	422	260	1,670

	Share capital	Share premium account	Capital redemption reserve	Capital reserve	Profit and loss account	Total share-holders’ funds- equity
	£m	£m	£m	£m	£m	£m
At 1 January 2002 as originally stated	559	289	140	422	415	1,825
Prior year adjustment	—	—	—	—	(155)	(155)

At 1 January 2002 as restated	559	289	140	422	260	1,670
Profit for the financial year	—	—	—	—	113	113
Other recognised gains and losses relating to the year (net)	—	—	—	—	(43)	(43)

At 31 December 2002	559	289	140	422	330	1,740

The Group demerger dividend represents the book value of the net assets of the demerged Innogy business.

The share premium account, capital redemption reserve and capital reserve are not distributable.

The cumulative amount of goodwill set off to reserves prior to the adoption of FRS 10, on acquisition of subsidiary undertakings, is £95 million, net of exchange differences (31 December 2001: £95 million).

26 Notes to the cash flow statement

(a) Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

		Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	Note	Group	Group	Continuing	Discontinued	Group
		£m	£m	£m	£m	£m
Operating profit/(loss)		105	163	59	(109)	(50
Impairment		103	—	—	—	—

		208	163	59	(109)	(50)
Depreciation	14	111	95	40	56	96
Goodwill amortisation	13	(1)	(1)	—	14	14
Other amortisation		2	—	—	—	—
Loss on disposal of fixed assets		—	1	—	—	—
Other non-cash movements		—	—	—	22	22
Movement in working capital:
(Increase)/decrease in stocks		(29)	7	(10)	(31)	(41)
(Decrease)/increase in debtors		19	(21)	(36)	(47)	(83)
(Decrease)/increase in creditors		(37)	48	(15)	119	104
Movement in provisions		3	(18)	(48)	(313)	(361)

Net cash inflow/(outflow) from operating activities		276	274	(10)	(289)	(299)

(b) Dividends received from joint ventures and associates

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	£m	£m	£m
Dividends from joint ventures	12	7	10

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	£m	£m	£m
Dividends from associates	72	52	11

Total dividends received from associates and joint ventures	84	59	21

(c) Returns on investments and servicing of finance

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	£m	£m	£m
Other interest and dividends received	24	24	75
Debt and loan interest paid	(102)	(97)	(154)
Finance lease interest paid	—	—	—
Debt issue costs paid	(8)	(32)	—
Dividends paid to minority shareholders	(2)	—	—

Returns on investments and servicing of finance—ordinary	(88)	(105)	(79)
Other financing costs paid—exceptional
Australian refinancing charges	(25)	—	—

Net cash outflow from returns on investment and servicing of finance	(113)	(105)	(79)

(d) Capital expenditure and financial investment

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	Group	Group	Continuing	Discontinued	Group
	£m	£m	£m	£m	£m
Purchase of tangible fixed assets	(144)	(406)	(579)	(114)	(693)
Purchase of shares for employee share schemes	(2)	—	—	—	—
Cash paid in respect of net investment hedges	(13)	—	—	—	—
Repayment of subordinated debt by associates and joint ventures	—	—	3	—	3

Net cash outflow from capital expenditure and financial investment	(159)	(406)	(576)	(114)	(690)

(e) Acquisitions and disposals

		Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	Note	Group	Group	Continuing	Discontinued	Group
		£m	£m	£m	£m	£m
Purchase of additional shares in Hazelwood Power Partnership	27	—	—	(33)	—	(33)
Purchase of subsidiary undertakings	27	(144)	(68)	(14)	(10)	(24)
Cash proceeds on sale of subsidiary undertakings		—	14	5	—	5
Receipts from sale of investment in associate	28	—	372	—	—	—
Other fixed asset investments		—	—	—	(2)	(2)

Net cash (outflow)/inflow from acquisitions and disposals		(144)	318	(42)	(12)	(54)

(f) Financing activities

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	£m	£m	£m
Gas swap liability and other hedging activities	—	—	(178)
Bond issues	—	—	250
Bank loans	210	406	(126)
Share issues	—	—	4

Net cash inflow/(outflow) from financing	210	406	(50)

Included within the net cash inflow/(outflow) from operating activities is an outflow of £1 million (year ended 31 December 2001: £13 million; nine months ended 31 December 2000: £56 million) in respect of exceptional items.

27 Acquisitions

During the three accounting periods to 31 December 2002 the group made the following acquisitions, all of which have been accounted for by the acquisition method of accounting:

Year ended 31 December 2002

On 13 July 2001, the Group acquired Rugeley Power Limited. Deferred consideration of £133 million (including accrued interest) was paid in January 2002 in respect of this acquisition.

In addition, the Group has made minor acquisitions and made final payments in respect of past acquisitions during 2002. These have had an insignificant impact on the cash flows of the Group.

Year ended 31 December 2001

On 13 July 2001, the Group acquired Rugeley Power Limited. The assessment of net assets acquired and the consideration payable are given below:

	Book value	Fair value adjustments	Fair value
	£m	£m	£m
Tangible fixed assets	197	—	197
Stocks	7	—	7
Debtors	5	—	5
Creditors	(9)	—	(9)

Total net assets acquired	200	—	200

Negative goodwill			(3)

Consideration			197

Consideration comprises:
Cash			68
Deferred consideration			129

Total cash consideration			197

This acquisition contributed £10 million to Group profit before interest and taxation during the year ended 31 December 2001.

Nine months ended 31 December 2000

On 11 May 2000, the Group acquired National Power Synergen Pty Limited. The fair value attributable to this acquisition is as follows:

	Book value	Fair value adjustments	Total fair value
	£m	£m	£m
Tangible fixed assets	15	—	15
Debtors	2	—	2
Creditors	(3)	—	(3)

Net assets acquired	14	—	14
Goodwill capitalised	—	—	—

Total cash consideration	14	—	14

This acquisition contributed £5 million to Group profit before interest and taxation during the period to 31 December 2000.

On 17 November 2000, the Group acquired an additional 19.9% interest in the Hazelwood power station in Victoria. This increased the Group’s shareholding in Hazelwood to 91.8%. The results of Hazelwood were already fully consolidated by the Group. No adjustments were made to the book value of the assets acquired. The increased shareholding reduces the Group’s minority interest.

The fair value attributable to this acquisition is as follows:

£m
Net assets acquired (19.9% share)	59
Negative goodwill recognised	(26)

Total cash consideration	33

28 Disposals

On 25 July 2001, the Group sold its 25% equity stake in Union Fenosa Generacion SA. The net assets disposed of and profit on disposal are detailed below:

£m
Cash consideration	372
Less: investment in associated undertaking	(342)

Profit on disposal	30

Information in respect of sale of UFG

On 25 July 2001, the group sold its 25% stake in UFG to its parent, UEF, for cash consideration of 600 million Euros (£372 million). At 31 December 2000, UFG was included in the consolidated financial statements as an equity investment with a carrying value of £360 million. For the year ended 31 March 2000, the nine months ended 31 December 2000 and the year ended 31 December 2001, the net portion of equity income of UFG recorded was £13 million, £5 million and £13 million, respectively.

During the year the Group disposed of the majority of its remaining investments in China for net consideration of £14 million.

29 Net debt

Analysis of net debt

	1 January 2001	Exchange differences	Other non-cash movements	Cash flow	31 December 2001
	£m	£m	£m	£m	£m
Cash
Cash at bank and in hand	107	(8)	—	497	596

Liquid resources
Current asset investments	—	(1)	—	48	47

Debt financing
Loans due within one year	(88)	—	—	(24)	(112)
Loans due after more than one year	(855)	33	24	(382)	(1,180)
Convertible Bond	(235)	(7)	(6)	—	(248)

Total debt financing	(1,178)	26	18	(406)	(1,540)

Net debt	(1,071)	17	18	139	(897)

	1 January 2002	Exchange differences	Other non-cash movements	Cash flow	31 December 2002
	£m	£m	£m	£m	£m
Cash
Cash at bank and in hand	596	(4)	—	207	799

Liquid resources
Current asset investments	47	—	(4)	—	43

Debt financing
Loans due within one year	(112)	9	(715)	(29)	(847)
Loans due after more than one year	(1,180)	69	716	(181)	(576)
Convertible Bond	(248)	24	(7)	—	(231)

Total debt financing	(1,540)	102	(6)	(210)	(1,654)

Net debt	(897)	98	(10)	(3)	(812)

30 Financial instruments and related disclosures

Policies

Treasury policy seeks to ensure that adequate financial resources are available for the development of the Group’s business whilst managing its currency, interest rate and counterparty credit risks. The Group’s treasury policy is not to engage in speculative transactions. Group treasury acts within clearly defined guidelines that are approved by the Board.

The following disclosures are provided in accordance with FRS 13 (Derivatives and other financial instruments). Financial instruments comprise net debt (see note 29) together with other instruments deemed to be financial instruments including long-term debtors and creditors and provisions for liabilities and charges.

(a) Short-term debtors and creditors

Short-term debtors and creditors have been excluded from all the following disclosures other than the currency risk disclosures as relevant. The fair value of short-term debtors and creditors approximates to the carrying value because of their short maturity. In accordance with FRS 13, deferred tax has been excluded from the following disclosures.

(b) Interest rate risk

The Group’s policy is to fix interest rates for a significant portion of the debt. Where project finance is utilised, our policy is to align the maturity of the debt with the contractual terms of the customer off-take agreement. Where appropriate, the Group will fix interest rates using forward rate or interest rate swap agreements. Significant interest rate management programmes and instruments require the specific approval of the Board. Derivatives are only transacted in relation to existing or known future positions and not in relation to speculative transactions. At 31 December 2002, 77% of our borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate of fixed rate debt was 6%.

Interest rate risk profile of financial liabilities

The interest rate profile of the financial liabilities of the Group was as follows:

	31 December 2002			31 December 2001
	Floating rate financial liabilities	Fixed rate financial liabilities	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Total
	£m	£m	£m	£m	£m	£m
Currency
Sterling	59	112	171	12	—	12
US Dollar	194	777	971	318	732	1,050
Australian Dollar	110	377	487	104	370	474
Czech Koruna	34	17	51	12	53	65
Others	1	16	17	—	18	18

Total	398	1,299	1,697	446	1,173	1,619

All the Group’s creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of financial liabilities. There are no material financial liabilities on which interest is not paid.

The effect of the group’s interest swaps at 31 December 2002 was to classify £377 million of floating rate Australian Dollar borrowings as fixed rate, £510 million of floating rate US Dollar borrowings as fixed rate, £112 million of floating rate sterling borrowings as fixed rate and £16 million of variable rate Czech Koruna borrowings as fixed rate, in the above table.

In addition to the above, the Group’s provisions are considered to be floating rate financial liabilities as, in establishing the provisions, the cash flows have been discounted.

The floating rate financial liabilities comprise bank borrowings bearing interest rates fixed in advance for various time periods up to 12 months by reference to LIBOR for that time period. The figures in the tables below take into account interest rate and currency swaps used to manage the interest rate and currency profile of financial liabilities and financial assets.

	31 December 2002 Fixed rate financial liabilities		31 December 2001 Fixed rate financial liabilities
	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed
	%	Years	%	Years
Currency
Sterling	5.39	6	—	—
US Dollar	5.08	3	6.01	4
Australian Dollar	6.48	7	9.86	5
Czech Koruna	13.02	—	13.02	1
Others	7.25	4	7.25	5

Weighted average	5.64	4	7.38	4

The fixed rate financial liability for Czech Koruna matured on 24 March 2003.

Interest rate risk of financial assets

The Group had the following financial assets as at 31 December 2002:

	31 December 2002			31 December 2001
	Floating rate financial assets	Fixed rate financial assets	Total	Floating rate financial assets	Fixed rate financial assets	Total
	£m	£m	£m	£m	£m	£m
Currency
Sterling	158	—	158	71	—	71
US Dollar	266	—	266	138	—	138
Euro	307	—	307	398	—	398
Australian Dollar	101	—	101	71	—	71
Czech Koruna	6	—	6	7	—	7
Others	8	—	8	6	—	6

Total	846	—	846	691	—	691

The cash deposits comprise deposits placed in money market funds, and a variety of investments with maturities up to three months. All investments are in publicly quoted stocks or treasury instruments. Letters of credit totalling £145 million are supported on a cash collateral basis at 31 December 2002.

(c) Currency exposures

Currency translation exposure. In common with other international companies, the results of the Group’s foreign currency denominated operations are translated into sterling at the average exchange rates for the period concerned. The balance sheets of foreign operations are translated into sterling at the closing exchange rates. This translation has no impact on the cash flow of the Group. In order to hedge the net assets of foreign operations, borrowings are generally in the same currency as the underlying investment. The Group aims to hedge a reasonable proportion of its non-sterling assets in this way. For major currencies, it is our policy not to hedge currency translation through foreign exchange contracts or currency swaps.

Currency transaction exposure. This arises where a business unit makes actual sales and purchases in a currency other than its functional currency. Transaction exposure also arises on the remittance from overseas of dividends or surplus funds. The Group’s policy is to match transaction exposure where possible, and hedge remaining transactions as soon as they are committed, by using foreign currency contracts and similar instruments. As at 31 December 2002 and 31 December 2001, these exposures were not considered to be material.

Currency exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or ‘functional’) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations. For major currencies it is not Group policy to hedge currency translation through forward contracts or currency swaps. During 2002, we closed out all Czech Koruna forward contracts and currency swaps, as we now consider the Czech Koruna to be a major currency.

(d) Maturity of financial liabilities

The maturity profile of our financial liabilities, other than short-term creditors and accruals, was as follows:

	31 December 2002	31 December 2001
	£m	£m
In one year or less, or on demand	1,078	127
From one to two years	39	390
From two to three years	27	48
From three to four years	25	49
From four to five years	76	652
On more than five years	452	353

Total	1,697	1,619

As discussed in note 20, the Group is in discussions with bank groups in relation to non-recourse debt for Rugeley and the US merchant asset portfolio. Until these issues are resolved and documented, the debt at Rugeley and ANP is reported as current non-recourse debt in our accounts. We believe we have constructive and acceptable plans to resolve all issues to the mutual benefit of both International Power and the banks such that a substantial portion of £1,078 million disclosed above will be redesignated as due in more than five years.

(e) Borrowing facilities

The Group has substantial borrowing facilities available to it. The committed facilities available at 31 December 2002 in respect of which all conditions precedent have been met at that date amount to £1,342 million.

	31 December 2002			31 December 2002
	Facility	Undrawn	Available	Undrawn	Available
	£m	£m	£m	£m	£m
US$570 million Corporate revolving credit facility (October 2004)(1)	354	279	279	321	321
US$1,215 million ANP Funding 1 construction and term loan (June 2006)(2)	755	110	—	161	161
US$120 million ANP Funding 1 revolving credit facility (June 2006)(2)	74	66	—	82	82
US$40 million ANP Funding 1 bank support facility (June 2006)(2)	25	25	—	15	15
Czk 1,000 million EOP revolving credit facility (May 2007)	21	17	17	19	19
US$99 million AC Kamil term facility (April 2017)	61	3	—	3	3
£25 million Corporate letter of credit facility(3)	25	1	1	13	13
£27 million Subsidiary facilities in various currencies	27	21	2	11	6

Total	1,342	522	299	625	620

(1)	The drawn element of the US$570 million Corporate revolving credit facility relates to letters of credit issued.
(2)	As disclosed in note 20, the Group is in discussions with bank groups in relation to non-recourse debt for ANP Funding 1 and Rugeley. The undrawn portion of these facilities has therefore been shown as unavailable in the above table, and will become substantially available when these issues have been formally resolved and documented.
(3)	These facilities include a £25 million letter of credit facility which becomes committed for any letters of credit that have been drawn. At 31 December 2002, £24 million of letters of credit had been drawn from this facility.

Uncommitted facilities available at 31 December 2002 and 2001 were:

	31 December 2002			31 December 2001
	Total	Drawn	Undrawn	Total	Drawn	Undrawn
	£m	£m	£m	£m	£m	£m
Facility
Bank borrowing and overdraft facilities	37	—	37	44	—	44
Thai National Power working capital facility	1	—	1
Pelican Point working capital facility	3	—	3	3	—	3

	41	—	41	47	—	47

The banks normally reaffirm bank-borrowing facilities annually, although they can theoretically be withdrawn at any time.

(f) Fair values of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of all our financial assets and liabilities as at 31 December 2002:

Primary financial instruments held or issued to finance the International Power Group’s operations

	31 December 2002		31 December 2001
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Short-term borrowings and current portion of long-term borrowings	(1,078)	(1,078)	(127)	(127)
Long-term borrowings	(619)	(621)	(1,492)	(1,497)
Cash deposits and current asset investments	846	846	691	691

Derivative financial instruments held to manage the interest rate, currency profile and exposure to energy prices

	Year ended 31 December 2002					Year ended 31 December 2001
	Book value	Fair value	Gain/ (loss)	Gross gain	Gross (loss)	Gross gain	Gross (loss)
	£m	£m	£m	£m	£m	£m	£m
Interest rate swaps and similar instruments	—	(71)	(71)	—	(71)	—	(17)
Currency Swaps	—	—	—	—	—	—	(2)
Forward foreign currency contracts	—	—	(1)	—	(1)	1	(3)
Energy derivatives	—	30	30	69	(39)	17	(11)

In addition to the above, the Group holds energy derivatives for trading purposes with a book value and fair value of nil (gross gain of £8 million, gross loss of £8 million).

The methods and assumptions used to estimate fair values of financial instruments are as follows:

(i)	For investments of up to three months, trade debtors, other debtors and prepayments, trade creditors, other current liabilities and long-term and short-term borrowings, the book value approximates to fair value because of their short maturity.

(ii)	The fair value of investments maturing after three months has been estimated using quoted market prices.

(iii)	The fair value of long-term borrowings and interest rate swaps has been calculated using market prices, when available, or the net present value of future cash flows arising.

(iv)	The fair value of our forward exchange contracts, foreign currency swaps and foreign currency options has been calculated using the market rates in effect at the balance sheet dates.

(v)	The fair value of energy derivatives is measured using value at risk and other methodologies that provide a consistent measure of risk across diverse energy products. Within the above fair values, only the financial assets and liabilities have been marked-to-market as defined by the requirements of the accounting standard.

(g) Hedges

As explained above, our policy is to hedge where possible the following exposures:

(i)	Interest rate risk—using interest rate swaps, options and forward rate agreements.

(ii)	Structural and transactional currency exposures—using currency borrowings, forward foreign currency contracts, currency options and swaps.

(iii)	Currency exposures on future expected sales—using currency swaps, forward foreign currency contracts, currency options and swaps.

(iv)	Energy price fluctuations—using physical hedges through the operation of energy supply and trading activities together with financial products.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Debt	Foreign exchange	Energy derivatives	Total net gain/(loss)
	£m	£m	£m	£m
Unrecognised gains and (losses) on hedges at 1 January 2002	(17)	(4)	6	(15)
Gains and (losses) arising in previous periods that were recognised in the year ended 31 December 2002	—	(4)	5	1
Gains and (losses) arising in the year ended 31 December 2002 that were not recognised in the year	(54)	(1)	29	(26)
Unrecognised gains and (losses) on hedges at 31 December 2002	(71)	(1)	30	(42)

Of which:
Gains and (losses) expected to be recognised in the year ended 31 December 2003	—	(1)	24	23
Gains and losses expected to be recognised in the year ended 31 December 2004 or later	(71)	—	6	(65)

The hedging of structural currency exposures associated with foreign currency net investments are recognised in the balance sheet.

(h) Energy derivatives

The principal objective of the Group’s energy marketing and trading operations is to maximise the return from selling the physical output of its plants.

The Group hedges its physical generating capacity by selling forward its output, and purchasing its input, as and when commercially appropriate and within approved control limits. This is accomplished through a range of physical off-take and supply arrangements. Our limited proprietary trading operations use a range of financial and physical products.

Energy market risk on our asset and proprietary portfolios is measured using value at risk and other methodologies. Value at risk provides a fair estimate of the net losses or gains, which could be recognised on our portfolios over a certain period and given a certain probability; it does not provide an indication of actual results. It is routinely checked for accuracy against actual movements in the portfolio value.

In addition to using value at risk measures, we perform scenario analyses to estimate the economic impact of sudden market movements on the value of our portfolios. This supplements the value at risk methodology and captures additional market risks.

(i) Counterparty credit risk

The Group’s policy is to manage its credit exposure to trading and financial counterparties within clearly defined limits. Energy trading activities are strictly monitored and controlled through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures in each of our key regions. Counterparty exposure via customer offtake agreements is monitored and managed by the local asset team with assistance from Group treasury where appropriate. In addition, Group treasury manages the Group wide counterparty credit exposure on a consolidated basis, with active and close involvement of the Global Risk Manager. Financial counterparty credit exposure is limited to relationship banks and commercial paper with strong investment grade credit ratings.

We are exposed to credit related losses in the event that counterparties to traded contracts and financial instruments do not perform according to the terms of the contract or instrument. With regard to financial instruments subject to credit risk, we select counterparties with appropriate ratings for the size, type and duration of the instrument involved. A small proportion of counterparties trading energy are below investment grade. For those energy market transactions with counterparties below investment grade, and which are not supported by appropriate collateral, reserves are carried against the trading risk. Exposures within this band are restricted and closely monitored within narrow limits. We do not expect any significant credit loss to result from non-performance of instruments or traded contracts.

The immediate credit exposure of financial instruments is represented by those financial instruments that have a net positive fair value by counterparty at 31 December 2002. At 31 December 2002, the exposures for interest rate swaps, currency swaps and forward exchange contracts were not considered to be material. Contracts for differences also involve a degree of credit risk. This risk is controlled by appropriate authorisation and monitoring procedures.

31 Commitments

Lease and capital commitments

	Year ended 31 December 2002	Year ended 31 December 2001
	Group	Group
	£m	£m
Capital commitments: contracted but not provided	54	166
Property leases (annual commitment):

	Year ended 31 December 2002	Year ended 31 December 2001
	Group	Group
	£m	£m
Expiring within one year	1	1
Expiring between one and five years	—	1
Expiring after five years	5	5

Fuel purchase and transportation commitments

At 31 December 2002, the estimated minimum commitment for the supply and transportation of fuel from all sources was £0.6 billion (31 December 2001: £0.3 billion). The longest of such contracts extends to the year 2021.

32 Contingent liabilities

(a) Legal proceedings against the Company

The Company is aware of the following matters, which involve or may involve legal proceedings against the Group:

(i)	Claims and potential claims by or on behalf of current and former employees, including former employees of the Central Electricity Generating Board (CEGB), and contractors in respect of industrial illness and injury.

Innogy has agreed to indemnify us on an after-tax basis to the extent of 50% of any liability that we may incur whether directly or indirectly as a consequence of those proceedings to the extent such liability is not insured by Electra Insurance Limited.

(ii)	In June 1994, separate complaints were made by the National Association of Licensed Opencast Operators (NALOO) and the South Wales Small Miners Association (SWSMA) to the European Commission against the Company, PowerGen plc, British Coal Corporation and HM Government. The complaint alleges violations of EU competition law arising out of the coal purchasing arrangements entered into by the CEGB prior to 1 April 1990 and requests the Commission to find that the CEGB’s practices violated EU law. NALOO and SWSMA allege that such a finding would be grounds for a claim for damages in the English courts by members of NALOO. An appeal against the Commission’s findings was brought by a faction of SWSMA, which was initially ruled out of time, but an appeal was reinstated. Progress with this claim will be influenced by the outcome of the NALOO appeal. The European Court has ruled that the Commission is under an obligation to investigate the complaint by NALOO. The Company, PowerGen plc, British Coal Corporation and the Commission are appealing against the ruling. Judgment is expected sometime after May 2003. It is not practicable to estimate legal costs or possible damages, at this stage. The Commission ruled on the complaint in 1998 and did not make any findings against the Company.

Innogy has agreed to indemnify us on an after-tax basis to the extent of 50 % of any liability that we may incur whether directly or indirectly as a consequence of those proceedings.

The Directors are of the opinion, having regard to legal advice received, the Group’s insurance arrangements and provisions carried in the consolidated balance sheet, that it is unlikely that the matters referred to above will, in aggregate, have a material effect on the Group’s financial position, results of operations and liquidity.

(b) Taxation

The Company is aware of a number of issues which are, or may be, the subject of disputes with the tax authorities in the territories where the Group has operations. The principal exposures where significant amounts of tax could potentially arise are in respect of the following matters:

(i)	There are potential exposures relating to the UK tax losses generated from the acquisition of Australian subsidiaries and related financing arrangements. Discussions are continuing with the UK Inland Revenue to reach agreement on these issues.

(ii)	The UK Inland Revenue have queried the calculation of capital gains arising from the sale of UK power stations by National Power PLC in the period before demerger in October 2000. Discussions are continuing with the UK Inland Revenue to determine the amount that is deductible from the consideration received.

The Directors are of the opinion, having regard to the professional advice received, that adequate provision has been made for settlement of any taxation liabilities that might arise.

(c) Bonds and guarantees

Various growth and expansion projects are supported by bonds and letters of credit issued by the Company totalling £286 million. £10 million of this is in respect of the loan facilities of its Elcogas investment. This facility is repayable by Elcogas in 2003. The guarantee relating to Elcogas was provided for in the year ended 31 December 2001.

Energy trading activities relating to merchant plant are supported by letters of credit and guarantees totalling £26 million.

(d) Indemnities

We demerged substantially all our UK businesses into Innogy Holdings plc on 30 September 2000. The demerger was designed to separate our business from Innogy’s businesses and operations. Pursuant to the demerger agreement between Innogy and us, Innogy indemnified us on an after-tax basis against certain liabilities, litigation and claims arising out of certain events that occurred prior to demerger. Similarly, we agreed to indemnify Innogy on an after-tax basis against liabilities, litigation and claims arising out of certain events that occurred prior to demerger. In addition we agreed to indemnify Innogy against certain tax liabilities payable by Innogy that arose prior to demerger.

As part of the demerger, Innogy took ownership of certain UK subsidiaries with a number of open tax issues relating to periods when these subsidiaries were owned by us. The amount of taxable profits and losses for such periods has not yet been agreed with the Inland Revenue. To the extent that these issues result in additional tax liabilities, an assessment will be made on us. Liability for these exposures will be allocated between Innogy and us pursuant to the indemnity arrangements. We will indemnify Innogy in connection with certain tax liabilities and Innogy will indemnify us against certain other tax liabilities, in each case on an after-tax basis.

As disclosed in note (b) above, the Directors are of the opinion that adequate provision has been made for the settlement of any taxation liabilities that might arise. With respect to the indemnities provided to Innogy, we are not aware of any claims arising which may call on the

Company’s indemnities and on this basis it is impracticable to quantify any potential exposure under these indemnities.

33 Related party transactions

Operations and maintenance contracts

In the course of normal operations, International Power Global Developments Limited, a wholly owned subsidiary undertaking, has contracted on an arms length basis to provide power station operation and maintenance services to joint ventures and associated undertakings. During the year the Group derived income of £16 million (year ended 31 December 2001: £16 million) in respect of these arrangements, which have been netted off in operating costs in the accounts. Included in creditors is £2 million in relation to these contracts.

Relationship with Innogy

We have previously provided certain administrative services to the Innogy business demerged during the nine month period ended 31 December 2000. We have entered into agreements with the Innogy Group for the continued provision of certain services or facilities and to fix the respective responsibilities of us and the Innogy Group following the demerger, which may be summarised as follows:

(i)	On 30 March 2000, we and the Innogy Group concluded an alliance framework agreement relating to the provision of operations and engineering services. The agreement provides a framework under which contracts can be concluded whereby either us or the Innogy Group can provide the other with operation, maintenance and engineering services. The agreement can be terminated by twelve months notice. Agreements have also been concluded between us and the Innogy Group under which the Innogy Group will provide certain IT support services following demerger.

(ii)	The Innogy Group agreed to indemnify us against certain liabilities and claims relating to the proposed subsidiaries of the Innogy Group and we will agree to indemnify the Innogy Group against certain liabilities, litigation and claims arising out of our past and continuing operations. The Innogy Group and we, respectively, also entered into various agreements relating to responsibility for and indemnities against certain taxation liabilities.

(iii)	There were certain continuing temporary arrangements between the Innogy Group and us, relating to pension provision for our employees. Since 1 April 2002, we have paid contributions to the International Power Group of the ESPS and transfer payments relating to employees’ pension benefits built up prior to that date have been received from the Innogy section of the ESPS.

(iv)	Employees of the Innogy Group will have the benefit of existing rights under our Share Option Schemes for a limited period if they do not surrender these rights in consideration for option grants under the Innogy Replacement Option Plans.

(v)	On 17 August 2000, the following agreements in connection with the supply of gas to Deeside power station were entered into.

•	Deeside Power Development Company Limited (DPDCL), a wholly owned subsidiary of ours, entered into an agreement for the sale of firm and interruptible gas for the period 1 August 2000 to 1 April 2002 which provides for, inter alia, the provision of daily contract quantities to Deeside that should provide approximately 100% of Deeside’s gas requirement. Standard industry terms and conditions apply to this agreement and prices are fixed at different levels for the period to 31 March 2001 and the year to 1 April 2002.

•	International Power and Innogy entered into agreements for the assignment of certain proportions of our capacity in respect of the UK/Belgian interconnector and agreed to pay Innogy an amount equal to certain dividends (if any) it receives.

34 Events subsequent to the date of the auditors’ reports—unaudited

There were no material post balance sheet events to the date of this report.

35 Financial information prepared under US Generally Accepted Accounting Principles (GAAP)

Our financial information is prepared in accordance with UK GAAP, which differs in certain significant aspects from US GAAP. The effects of such differences on net income and net assets are set out below.

UK GAAP and US GAAP have different criteria for determining discontinued operations. As a result the operations of Innogy (demerged from the Group on 30 September 2000), which are accounted for as discontinued under UK GAAP, would be included in continuing operations under US GAAP.

Effect on profit after tax (net income) of significant differences between UK and US GAAP

			Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	Note		International Power	International Power (Restated)	International Power (Restated)	Innogy	Group (Restated)
			£m	£m	£m	£m	£m
Net income
Profit/(loss) attributable to ordinary shareholders under UK GAAP, as previously reported			113	144	(38)	(143)	(181)
Restatement for the adoption of FRS19-Deferred Tax			—	(6)	(8)	—	(8)

Profit/(loss) attributable to ordinary shareholders under UK GAAP, as restated			113	138	(46)	(143)	(189)
Adjustments:
Pensions	(a	)	2	6	—	47	47
Impairment of plant	(b	)	99	(5)	(3)	—	(3)
Purchase accounting and goodwill:
Impairment of goodwill	(c	)	(51)	—	—	—	—
Fair value and purchase accounting	(c	)	2	(1)	(3)	—	(3)
Development expenditure	(d	)	1	1	(1)	—	(1)
Onerous property lease provision	(e	)	—	9	(3)	—	(3)
Liquidated damages	(f	)	(71)	(57)	(25)	—	(25)
Restructuring costs	(g	)	3	—	—	—	—
Derivatives and hedging activities	(h	)	5	(18)	—	—	—
Disposal of a business	(i	)	—	(27)	—	—	—
Retranslation of foreign currency
denominated subsidiary	(j	)	18
Stock compensation schemes	(k	)	—	—	(1)	—	(1)
Retail gas provision	(1)		—	—	—	(24)	(24)
Gas swaps and supply contract
renegotiations	(m	)	—	—	(4)	(38)	(42)
Deferred tax	(n	)	(16)	(46)	28	—	28
Tax effect of US GAAP adjustments			12	25	21	5	26

Net income/(loss) under US GAAP before cumulative effect of accounting policy changes			117	25	(37)	(153)	(190)
Cumulative effect of US GAAP accounting policy changes:
Derivatives and hedging activities	(h	)	—	1	—	—	—
Impairment of goodwill	(c	)	(44)	—	—	—	—
Tax effect			—	—	—	—	—

Net income/(loss) under US GAAP			73	26	(37)	(153)	(190)

Effect of restatement:
Net income under US GAAP, as previously reported				30	(33)	(153)	(186)
Effect of restatement of deferred tax	(n	)		(4)	(4)	—	(4)

Net income under US GAAP, as restated				26	(37)	(153)	(190)

		Year ended 31 December 2002	Year ended 31 December 2001		9 months ended 31 December 2000
	Note	International Power	International Power (Restated)		International Power (Restated)		Innogy		Group (Restated)
Earnings/(loss) per share:
Earnings/(loss) per share under US GAAP before cumulative effect of accounting policy changes
Basic and diluted:
Before the effect of restatement of deferred tax		10.5p	2.6p		(3.0	)p	(13.7	)p	(16.7	)p
Effect of restatement of deferred taxes		—	(0.4	)p	(0.3	)p	—		(0.3	)p

Total		10.5p	2.2p		(3.3	)p	(13.7	)p	(17.0	)p

Earnings/(loss) per share under US GAAP after cumulative effect of accounting policy change
Basic and diluted:
Before the effect of restatement of deferred tax		6.5p	2.7p		(3.0	)p	(13.7	)p	(16.7	)p
Effect of restatement of deferred taxes		—	(0.4	)p	(0.3	)p	—		(0.3	)p

Total		6.5p	2.3p		(3.3	)p	(13.7	)p	(17.0	)p

Earnings/(loss) per ADS:
Earnings/(loss) per ADS before cumulative effect of accounting policy changes*
Basic and diluted		£1.05	£0.22		£(0.33)		£(1.37)		£(1.70)

Earnings/(loss) per ADS after cumulative Effect of accounting policy changes*
Basic and diluted		£0.65	£0.23		£(0.33)		£(1.37)		£(1.70)

*	Calculated using a ratio of ten ordinary shares to one ADS.

Effect on shareholders’ funds of significant differences between UK and US GAAP

	Note		As at 31 December 2002	As at 31 December 2001 (Restated)
			£m	£m
Shareholders’ funds—equity
Total shareholders’ funds—equity under UK GAAP, as previously reported			1,740	1,825
Restatement for the adoption of FRS19—Deferred Tax			—	(155)

Total shareholders’ funds—equity under UK GAAP, as restated			1,740	1,670
Adjustments:
Pensions	(a	)	9	6
Impairment of plant	(b	)	199	101
Purchase accounting and goodwill	(c	)	9	102
Development expenditure	(d	)	(17)	(20)
Onerous property lease provision	(e	)	(3)	(3)
Liquidated damages	(f	)	(140)	(82)
Restructuring costs	(g	)	3	—
Derivatives and hedging activities	(h	)	(41)	8
Stock compensation schemes	(k	)	(1)	(1)
Employee share trusts	(o	)	(1)	(2)
Deferred tax	(n	)	(49)	(33)
Cumulative tax effect of US GAAP adjustments			49	24

Total shareholders’ funds—equity under US GAAP			1,757	1,770

Restatement

The group adopted the UK standard FRS 19 – Deferred Tax in 2002 for UK GAAP purposes. This standard is applied retrospectively which has resulted in a restatement of the UK GAAP charge for the year ended 31 December 2001 and shareholders’ funds – equity under UK GAAP as at 31 December 2001. In addition a further review was undertaken of the deferred tax balances under US GAAP following the adoption of FRS 19. This review resulted in an increased charge to net income of £4 million in the year ended 31 December 2001, an increased charge of £4 million in the nine months to 31 December 2000 and a further charge of £15 million that relates to periods prior to 31 March 2000. Net income under US GAAP for the year ended 31 December 2001 has therefore been reduced by an additional deferred tax charge of £4 million (nine months to 31 December 2000: £4 million) and shareholders’ funds – equity has been reduced by £23 million at 31 December 2001 (31 December 2000: £19 million) to reflect the cumulative effect of these charges.

Significant differences between UK and US accounting principles

(a) Pension costs

The key differences between UK (SSAP 24) and US GAAP in relation to defined benefit pension plans are:

•	Under UK GAAP the effect of variations in cost can be accumulated at successive valuations and amortised on an aggregate basis. Under US GAAP the amortisation of the transition asset and the costs of past service benefit improvements are separately tracked: experience gains/losses are dealt with on an aggregate basis but amortised only if outside a 10 per cent corridor.

•	UK GAAP allows measurements of plan assets and liabilities to be based on the result of the latest actuarial valuation. US GAAP requires measurement of plan assets and liabilities to be made at the date of the financial statements or up to three months prior to that date. A valuation was performed as at 31 December 2002 in accordance with SFAS No. 87.

For the purposes of disclosure in accordance with US GAAP, the pension costs of our major defined benefit pension plans have been presented in accordance with the requirements of SFAS 87 and SFAS 132 in the following tables.

The net periodic pension cost under SFAS No. 87 comprised:

	Year ended 31 December 2002	Year ended 31 December 2001	9 months ended 31 December 2000
	£m	£m	£m
Service cost	3	3	9
Interest cost	4	4	70
Expected return on assets	(5)	(5)	(121)
Amortisation of:
Prior service costs	—	—	4
Unrecognised (gains) and losses	—	(7)	(6)

Net periodic pension cost/(benefit) under US GAAP	2	(5)	(44)

The funded status of our major defined pension plans under SFAS No. 87 is as follows:

	As at 31 December 2002	As at 31 December 2001	As at 31 December 2000
	£m	£m	£m
Change in benefit obligation
Benefit obligation at start of period	64	2,859	2,357
Benefit obligation of countries added in current year	—	29	—
Service cost	3	3	9
Interest cost	4	4	70
Employee contributions	2	1	1
Plan amendments	1	—	—
Actuarial (gain)/loss	7	(4)	—
Curtailments and termination benefits	—	—	502
Business combinations	—	(2,824)	—
Benefit payments and expenses	(1)	(2)	(80)
Exchange rate (gain)/loss	(1)	(2)	—

Benefit obligation at end of period	79	64	2,859

Change in plan assets
Fair value of plan assets at start of period	75	2,969	3,050
Assets of countries added in current year	—	39	—
Actual return on plan assets	(6)	5	(6)
Company contributions	4	1	4
Employee contributions	2	1	1
Business combinations	—	(2,937)	—
Benefit payments and expenses	(1)	(2)	(80)
Exchange rate gain/(loss)	—	(2)	—

Fair value of plan assets at end of period	74	74	2,969

Reconciliation of funded status and total amount recognised
Funded status at end of period	(5)	10	110
Unrecognised net (gain)/loss	13	(4)	(110)
Unrecognised prior service cost	1	—	—

Prepaid/(accrued) pension cost	9	6	—

The weighted average rates used for SFAS No. 87 purposes were as follows:

	Year ended 31 December 2002	Year ended 31 December 2001	9 months to 31 December 2000
	% per annum	% per annum	% per annum
Discount rate	6.18	6.38	6.00
Expected return on assets	6.61	6.56	8.00
Rate of compensation increases	4.00	4.00	4.75
Pension increases	2.50	2.60	2.75

SFAS No. 88

Additional pension costs, relating to severance exercises, computed in accordance with SFAS No. 88 are as follows:

	Year ended 31 December 2002	Year ended 31 December 2001	9 months to 31 December 2000
	£m	£m	£m
Cost of termination benefits	—	—	3

(b) Impairment of plant

Under UK GAAP, an impairment provision is recognised when the discounted cash flows are less than the carrying amounts of the related assets. Under US GAAP, an impairment provision for assets is made when the undiscounted expected future cash flows fail to recover the carrying amounts of the related assets. Accordingly, a US GAAP difference arises when the carrying amount of the assets is greater than the discounted future cash flows but less than the undiscounted future cash flows. This difference in the carrying value results in different levels of depreciation under UK and US GAAP.

(c) Purchase accounting

Under UK GAAP, goodwill arising on acquisitions after 1 April 1998, accounted for under the purchase method, is capitalised in the balance sheet and amortised over a period not exceeding 20 years. Prior to that date, such goodwill arising on acquisitions was and remains eliminated against reserves. Under US GAAP, with effect from 1 January 2002 goodwill is not subject to amortisation but is evaluated for impairment in accordance with applicable accounting literature. An impairment charge of £51 million arose in the year and a cumulative charge of £44 million arose on adoption of the new US standard SFAS 142 – Goodwill and Intangible Assets. If goodwill was not subject to amortisation in the year ended 31 December 2001 and the nine month period ended 31 December 2000 net income under US GAAP would have increased by £4 million and £22 million.

(d) Development expenditure

Under UK GAAP, we capitalise certain development expenditure as described in more detail in note 1. US GAAP requires such costs to be expensed as incurred.

(e) Onerous property lease provision

Under UK GAAP, a provision in respect of an onerous property lease is stated on a discounted basis. Under US GAAP, this provision is measured on an undiscounted basis. Accordingly, the impact of the discounting is reversed under US GAAP.

(f) Liquidated damages

Under UK GAAP, liquidated damages relating to amounts receivable from contractors in respect of the late commissioning of new power plants are recorded as income when they represent compensation for lost earnings. This is offset by certain costs, including interest and costs associated with the rectification of the plant, which are expensed in the period in which liquidated damages are recorded as revenue. Under US GAAP, this net amount is recorded as a reduction in the cost of the asset, regardless of the nature of the compensation. These differences in the asset cost result in different levels of depreciation under UK and US GAAP.

Those receipts that relate to compensation for plants not achieving long-term performance levels are recorded as a reduction in the cost of the assets under both UK and US GAAP.

(g) Restructuring costs

Under UK GAAP, when a decision has been taken to restructure the business and a constructive obligation has been created to meet the qualifying expenditure, the necessary provision is made. Under US GAAP, the requirements for charging restructuring costs to income are more prescriptive and include the need for all significant actions arising from the restructuring plan to be determined and the completion dates to be identified by the balance sheet date. Accordingly, the charge for restructuring costs made under UK GAAP has been reversed to meet US GAAP requirements.

(h) Derivatives and hedging activities

Under UK GAAP, the group recognises only derivatives of a speculative nature at fair value on the balance sheet. Gains and losses arising on other derivative instruments are deferred until the hedged transactions actually occur.

Under US GAAP, the group recognises all qualifying derivatives at fair value on the balance sheet. Gains and losses arising on derivatives that do not meet the US GAAP hedge accounting criteria are recognised in the profit and loss. Gains and losses on the group’s derivatives that qualify for cash flow hedge accounting are initially recognised in reserves (to the extent that the hedge is effective) and subsequently reclassified to profit and loss as the hedged item impacts earnings. Any ineffective element of these hedges is immediately recognised in earnings.

Under US GAAP, movements in the fair value of the cash settlement option embedded within the convertible bond prior to cancellation resulted in a charge to income. This option was cancelled in 2001 and US GAAP required that the cumulative adjustment of £23 million be retained in shareholders’ funds rather than being released to earnings.

(i) Disposal of a business

Applying the accounting differences between UK and US GAAP can result in differences in the carrying values of net assets under UK and US GAAP. For example, when a foreign asset is sold, under US GAAP the cumulative translation adjustment is taken into the profit and loss account as part of the gain or loss on sale, whereas under UK GAAP this would remain in reserves. As a consequence of this, different gains or losses may result on the subsequent disposal of the asset.

(j) Retranslation of foreign currency denominated subsidiary

During 2001, the group disposed of its interest in UFG and retained approximately Euro 450 million of these funds in a Euro-denominated foreign enterprise with the intention of reinvesting the proceeds into Euro-denominated generating assets. Under UK GAAP, this foreign enterprise retained its Euro functional currency, with exchange gains and losses being recorded in reserves. Under US GAAP, its functional currency is that of its parent and, as such, gains and losses on translation of these funds are recognised through the income statement.

(k) Stock compensation schemes

Under UK GAAP, no compensation expense is recorded for the Sharesave Scheme under the exemption granted under UITF 17. For other stock compensation schemes, the intrinsic value, being the difference between the book value of the shares before granting the options and the option price, is charged over the period of performance to which the award relates (the vesting period).

Under US GAAP, the compensation expense for both schemes is measured as the difference between the market value of the shares at the date of grant and the option price and is spread over the same vesting period.

We have adopted the disclosures of SFAS 123, Accounting for Stock-Based Compensation, but we continue to measure our stock-based compensation cost in accordance with APB 25 and its related interpretations. If we had measured our compensation expense based on the fair value method of FAS-123, the net profit would have been the illustrative amounts shown below:

	Year ended 31 December 2002		Year ended 31 December 2001 (Restated)		Nine months 31 December 2000 (Restated)
	£m		£m		£m
Net income under US GAAP
As reported	73		26		(190)
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of the related tax effects	(3)		(4)		(3)

Illustrative	70		22		(193)

Basic earnings per share
As reported	6.5	p	2.3	p	(17.0	)p
Illustrative	6.2	p	1.9	p	(17.2	)p
Diluted earnings per share
As reported	6.5	p	2.3	p	(17.0	)p
Illustrative	6.2	p	1.9	p	(17.2	)p

The weighted average fair value of Executive Share Options granted to employees during the year ended 31 December 2002 was £1.16 (year ended 31 December 2001: £1.28).

The weighted average fair value of Sharesave Scheme Options granted to employees during the year ended 31 December 2002 was £0.36 (year ended 31 December 2001: £1.47).

The fair value of grants during the year have been estimated using the Black-Scholes option pricing model. The key assumptions used by us are summarised below:

	Risk-free Interest	Expected Life	Volatility	Dividend yield
	%	Years	%	%
Share Option Scheme
1996 Executive share option scheme	8.09	3-10	24.50	4.60
1997 Executive share option scheme	8.22	3-10	24.50	6.20
1997 Sharesave scheme—5 year period before exercise	7.80	5-5.5	24.50	6.10
1998 Executive share option scheme	6.89	3-10	32.50	4.90
1998 Sharesave scheme—5 year period before exercise	6.90	5-5-.5	32.50	4.70
1999 Executive share option scheme	5.48	3-10	37.50	5.32
1999 Sharesave scheme—5 year period before exercise	5.40	5-5.5	37.50	5.27
1999 Sharesave scheme—3 year period before exercise	5.45	3-3.5	37.50	5.27
2000 Executive share option plans (approved and unapproved)	5.21	3-10	39.00	Nil
2000 Sharesave scheme—5 year period before exercise	5.50	4-5	42.00	Nil
2000 Sharesave scheme—3 year period before exercise	5.61	2-3	47.00	Nil
2001 Executive share option scheme (22 March 2001)	4.59	3-10	40.61	Nil
2001 Executive share option scheme (19 September 2001)	4.96	3-10	42.26	Nil
2001 Sharesave scheme (18 April 2001)—5 year period before exercise	4.97	5.2-5.7	53.20	Nil
2001 Sharesave scheme (18 April 2001)—3 year period before exercise	4.88	3.2-3.7	61.09	Nil
2001 Sharesave scheme (11 October 2001)—5 year period before exercise	5.15	5.1-5.6	45.80	Nil
2001 Sharesave scheme (11 October 2001)—3 year period before exercise	5.12	3.1-3.6	50.45	Nil
2002 Executive share option scheme (24 May 2002)	5.26	3-10	43.49	Nil
2002 Sharesave scheme (1 October 2002)—5 year period before exercise	4.32	5.2-5.7	44.32	Nil
2002 Sharesave Scheme (1 October 2002)—3 year period before exercise	4.09	3.2-3.7	47.92	Nil

(l) Retail Gas provision

Under UK GAAP, we recorded an onerous contract provision for losses anticipated to be incurred in our retail gas supply business (part of the demerged Innogy business) as a result of a commitment to purchase gas at unfavourable prices. The onerous contract provision is adjusted for subsequent changes in gas prices. Under US GAAP, a permanent impairment on a long-term supply contract can only be recorded to the extent that the gas has no utility to us as a whole.

(m) Gas swaps and supply contract renegotiations

We entered into swap agreements on certain long term gas supply contracts and renegotiated another gas supply contract in order to manage our price risk. Under UK GAAP, the transaction premium paid is charged directly to profit and loss as there has been a substantial alteration of the risks associated with the gas purchases. Under US GAAP, the swaps are accounted for as a hedge and therefore the cost of the swaps is deferred and amortised over the related contract life. Under US GAAP, the payments made in advance to renegotiate the gas supply contract are treated as prepayments and also amortised over the related contract life.

(n) Deferred taxation

The group has restated its UK GAAP tax charge for the year ended 31 December 2001 and the nine month period ended 31 December 2000, and its deferred tax, intangible assets and investment in associates and joint ventures balances as at 31 December 2001 and 31 December 2000 to comply with the new UK accounting standard FRS 19 – Deferred Tax. This standard eliminates a number of differences between UK and US GAAP. However, under UK GAAP a deferred tax asset or liability is not recognised on the difference between the tax and book values of an asset or liability that existed at the date of a business combination. Under US GAAP, deferred tax is recognised on this difference.

During 2002, under US GAAP deferred tax adjustments of £18 million (2001: £41 million) were made as a result of new information arising in the period. Under UK GAAP, these deferred tax adjustments were recognised as part of the prior year adjustment arising on the adoption of FRS 19.

(o) Employee Share Trust Arrangements

Under UK GAAP, Ordinary Shares in the Company held by the employee share trusts are included at historical book value. Under US GAAP, such shares are classified as treasury stock and presented at their historical cost as a deduction to shareholders’ equity.

(p) Statement of cash flows: basis of preparation

Our statement of cash flows is prepared in accordance with FRS 1 Cash Flow Statements, the objectives and principles of which are substantially consistent with SFAS 95 “Statement of Cash Flows” under US GAAP. The principal differences between FRS 1 and SFAS 95 relate to classification.

The format of the UK statement employs nine headings compared with three in SFAS 95. The cash flows within the UK headings of “Net cash inflow from operating activities”, “Dividends received from associates and joint ventures”, “Returns on investments and servicing of finance” and “Tax” would all be included as operating activities under SFAS 95. Cash flows from “capital expenditure and financial investment”, “acquisitions and disposals” and “management of liquid resources” would be included as investing activities under SFAS 95. “Equity dividends paid” and “Financing” would be included as financing activities under SFAS 95.

In addition, under FRS 1, cash represents cash at bank and deposits repayable on demand less bank overdrafts. Under SFAS 95 the definition of cash excludes overdrafts but is widened to include cash equivalents, comprising short-term highly liquid investments.

Set out below is a summary consolidated statement of cash flows

	Year ended 31 December 2002	Year ended 31 December 2001	9 months to 31 December 2000
	£m	£m	£m
Net cash provided by/(used in) operating activities	300	227	(367)
Net cash (used in)/provided by investing activities	(303)	(88)	(767)
Net cash provided by/(used in) financing activities	210	406	(170)
Effect of exchange rate changes on cash	(4)	(9)	—
Reclassification to fixed asset investments	(4)	—	—
Net cash transferred to Innogy	—	—	(622)

Net increase/(decrease) in cash and cash equivalents	199	536	(1,926)
Cash and cash equivalents at beginning of period	643	107	2,033

Cash and cash equivalents at end of period	842	643	107

Cash and cash equivalents
Cash	799	596	107
Investments and short-term deposits which were within 3 months of maturity when acquired	43	47	—

	842	643	107

(q) Classification Differences

Consolidated profit and loss accounts

(i)	Under UK GAAP, “Turnover: group and share of joint ventures and associates” includes turnover from joint ventures and associates, accounted for using the equity method of £412 million, £546 million and £483 million for the year ended 31 December 2002, the year ended 31 December 2001 and the nine month period ended 31 December 2000, respectively. Under US GAAP, these amounts would be shown as a single amount after operating profit/(loss) for all periods presented.

(ii)	Under UK GAAP, “Net interest payable and similar charges” includes the Group’s proportionate share of interest expense of joint ventures and associates accounted for using the equity method of £35 million, £47 million and £45 million for the year ended 31 December 2002, the year ended 31 December 2001 and the nine month period ended 31 December 2000, respectively. Under US GAAP, these amounts would be shown as a single amount after operating profit/(loss) for all periods presented.

(iii)	Under UK GAAP, “Tax on profit/(loss) on ordinary activities” includes the Group’s proportionate share of income taxes of joint ventures and associates accounted for using the equity method of £19 million, £33 million and £14 million for the year ended 31 December 2002, the year ended 31 December 2001 and the nine month period ended 31 December 2000, respectively. Under US GAAP, these amounts would be shown as a single amount after operating profit/(loss) for all periods presented.

(iv)

Under UK GAAP, certain items are separately identified and described as “exceptional items” and earnings per share is presented before and after “exceptional items”. Under US GAAP, there is no presentation and separate identification of “exceptional” items and earnings per share is not presented before and after “exceptional” items. “Net operating costs-exceptional” of £103 million, £2 million and £227 million for the year ended 31 December 2002, the year ended 31 December 2001 and the nine month period ended 31 December 2000, respectively, would be classified as operating expenses and not presented as “extraordinary items” under US GAAP. “Income from investments – exceptional” of £42 million for the year ended 31 December 2002 would be classified income from investments and not presented as an “extraordinary item” under US GAAP. “Non-operating exceptional items” of nil and £32 million income and costs of £105 million for the year ended 31 December 2002, the year ended 31 December 2001 and the nine month period ended 31 December 2000, respectively, would not be presented as “extraordinary items” under US GAAP. “Interest payable and similar charges-exceptional” of £29 million in the year ended 31 December 2001 would not be presented as an “extraordinary item” under US GAAP.

(v)	Under UK GAAP, billings of £16 million (year ended 31 December 2001: £16 million; nine month period ended 31 December 2000: £12 million) in respect of operating and maintenance services are recorded net of charges from suppliers and classified as “other income”, which is netted against “other operations expenses”. Under US GAAP, the gross amount of these billings would be reported as revenue.

Balance sheet

Under UK GAAP, negative goodwill of £7 million at 31 December 2002 (31 December 2000: £33 million), is presented as a separately identified deduction from positive goodwill. Under US GAAP, these amounts would be allocated to tangible fixed assets.

Issue costs of £27 million (31 December 2001: £29 million) have been offset against the carrying amount of the debt under UK GAAP. Under US GAAP, the issue costs would be similarly deferred in the balance sheet but presented as an other asset.

Under UK GAAP, net deferred tax liabilities are classified as provisions for liabilities and charges. Under US GAAP, deferred tax liabilities and assets are classified as current or non-current and offset based on the classification of the related asset or liability for financial reporting. Deferred tax assets related to carryforwards are classified according to the expected reversal date of the carryforward.

(r) Recently issued accounting pronouncements (US GAAP)

SFAS 143, Accounting for Asset Retirement Obligations

In June 2001, the US Financial Accounting Standards Board issued SFAS 143. This standard requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The Company is required to adopt SFAS No.143 on January 1, 2003. At this time, management is still assessing the impact of adopting this standard.

SFAS 145, Recession of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections

In April 2002, the US Financial Accounting Standards Board issued SFAS 145. This statement amends several existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The statement is applicable for fiscal years beginning after 15 May 2002, although certain sections are effective for transactions occurring after 15 May 2002.

SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the US Financial Accounting Standards Board issued SFAS 146. This statement addresses financial reporting and accounting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred, at the fair value of the liability. This Statement is effective for exit or disposal activities that are initiated after 31 December 2002.

SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123

In December 2002, the US Financial Accounting Standards Board issued SFAS 148. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB 25. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. The disclosures required by SFAS 148 are set forth in Note 35(k).

FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34

In November 2002, the US Financial Accounting Standards Board issued FIN 45. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognise, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after 31 December 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after 15 December 2002. The disclosures required by FIN 45 are set forth in Note 32 to the consolidated financial statements.

EITF 00-21, Revenue Arrangements with Multiple Deliverables

In November 2002, the US Emerging Issues Task Force issued its consensus on EITF 00-21. According to the EITF in an arrangement with multiple deliverables, the delivered item should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item, (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. If all the conditions are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value of the undelivered item in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. Alternatively, entities may elect to report the change in accounting as a cumulative effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognised revenue that was previously included in the cumulative effect adjustment. At this time, management is still assessing the impact of adopting the EITF’s consenus.

Item 19. Exhibits

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

1.2	Memorandum and Articles of Association of International Power plc

4.4*	Deed of Novation to be executed by European Investment Bank, the Company, National Power International Holdings Limited, Innogy Holdings and Innogy

4.27*	Deed of Change of Principal Employer and Change of Name for the Electricity Supply Pension Scheme to be executed by Innogy and the Company

4.28*	Deed of Change of Principal Employer and Change of Name for the Company Senior Staff Pension Scheme to be executed by Innogy and the Company

4.29*	Deed of Change of Principal Employer and Change of Name for the Company Group Pension Scheme to be executed by Innogy, the National Power Pension Scheme Trustees Limited and the Company

8.0	Subsidiaries

99.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to International Power plc and National Power PLC’s Form 20-Fs filed in prior years.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

INTERNATIONAL POWER PLC

By:	/s/ Philip Cox
Philip Cox
Chief Financial Officer and Director

Certification Pursuant to Rule 13a-14 and 15d-14 of the Securities Exchange Act of 1934

I, David Crane, certify that:

1.	I have reviewed this annual report on Form 20-F of International Power plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ David Crane	Date: April 29, 2003
David Crane Chief Executive Officer

Certification Pursuant to Rule 13a-14 and 15d-14 of the Securities Exchange Act of 1934

I, Philip Cox, certify that:

1.	I have reviewed this annual report on Form 20-F of International Power plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Philip Cox Philip Cox Chief Financial Officer	Date: April 29, 2003