Form 20-F
period 2003-12-31
INTERNATIONAL POWER PLC
filed 2004-04-30
CIK 937293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
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

Ordinary Shares of 50p each	1,107,091,994

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

WHERE YOU CAN FIND MORE INFORMATION

     We file annual reports with and furnish other information to the Securities and Exchange Commission, or SEC, from time to time. You may read and copy any document filed or furnished by us at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, because the American Depositary Shares representing our ordinary shares, which we refer to as ADSs, are listed on the New York Stock Exchange, reports and other information concerning us can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Pursuant to the indenture governing our 2 per cent. Senior Convertible Notes due 2005, we have agreed to furnish to the SEC quarterly financial information. Such quarterly information will be furnished to the SEC within 90 days following the end of each of our first three fiscal quarters. We have also agreed to file our annual report on Form 20-F with the SEC within 120 days following the end of each fiscal year for so long as those Notes remain outstanding. Certain of these documents are also available at the International Power website at www.ipplc.com. The information on our website is not a part of this annual report.

FORWARD-LOOKING STATEMENTS

     This annual report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to herein as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to herein as the Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us and the markets within which we operate, including, among other things:

•	our lack of long-term power purchase agreements with respect to a significant portion of our projects;

•	our default under certain facilities and potential inability to renegotiate such facilities;

•	our being subject to extensive government regulation and the potential that we may not be able to comply with existing regulations and requirements or changes in such regulations or requirements;

•	our potential inability to recover costs incurred during unsuccessful power project development and acquisition activities;

•	assessments of external factors, such as the regulatory environment and market conditions, many years into the future that may not be borne out by events;

•	our minority interest in certain of our project companies that might limit our ability to exercise complete control over their construction and operation in certain circumstances;

•	the potential unavailability of financing on acceptable terms in the future;

•	our potential obligation to guarantee the obligations of our subsidiaries and other affiliates in connection with their trading activities;

•	the possibility that our projects under construction may not commence operation as scheduled;

•	the possibility that new plants that employ advanced technology may not achieve the levels of operating performance expected by the manufacturers of the facilities;

•	the potential that we may forfeit our interest in certain projects if such project achieves performance below expected levels of output or efficiency or fails to make specified payments under its financing obligations;

•	our power generation facilities may experience equipment failures or otherwise not operate as planned;

•	the disruption of operation or delay of completion of construction of projects due to the activities of unions;

•	our projects are subject to risks which may restrict their ability to pay dividends or make other distributions to us;

•	our potential inability to obtain insurance for certain risks under terms acceptable to us;

•	exchange rate fluctuations could negatively affect our financial conditions and results of operations through the amount of our equity contributions to, and distributions from, our international projects;

•	our operations in emerging market countries could expose us to economic, political and other risks, including unexpected changes in regulatory and legal regimes;

•	market prices for power in the markets where some of our projects operate have been volatile and depressed for years;

•	some of our projects operate without long-term fuel supply agreements, and we are therefore vulnerable to market forces to obtain fuel;

•	our reliance on single suppliers and single customers at some of our facilities; and

•	in connection with our demerger from Innogy, we indemnified Innogy and received indemnities from Innogy in respect of liabilities arising before the demerger.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

Selected Financial Data

     The selected financial information set forth below has been derived from our audited consolidated financial statements and the notes thereto set forth in “Item 18. Financial Statements” and other financial statements. Prior to 30 September 2000, we were incorporated under the name National Power PLC. On 30 September 2000, we demerged substantially all of our UK businesses into Innogy Holdings plc, or “Innogy” and we were incorporated under the name International Power plc with effect from that date. Consequently, the selected consolidated financial information set forth below for the periods ended prior to the demerger do not reflect our results of operations, financial condition or cash flows as they would have been had we operated as a separate entity during the periods prior to the demerger. In addition, during 2000, we changed our financial year end from 31 March to 31 December. Consequently, our first financial period to 31 December is comprised of the nine months ended 31 December 2000. As a result of these events, our results of operations, financial condition and cash flows for the periods ended prior to 31 December 2000 are not directly comparable with other periods presented in this annual report.

     Our consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Information relating to the nature and effect of such differences is summarised in note 35 to our consolidated financial statements included elsewhere in this document.

     Profit and loss data for our total Group, which includes our continuing and discontinued activities:

							9 months
							ended 31		Year ended
	Year ended 31 December						December		31 March
	2003(1)	2003	2002		2001		2000		2000
	($ in millions,
	except per
	share data)	(£ in millions, except per share data)
UK GAAP – Group
Turnover: Group and share of joint ventures and associates	2,271	1,273	1,129		1,103		2,340		4,421
Less: share of joint ventures’ and associates’ turnover	(751)	(421)	(412)		(546)		(483)		(670)

Group turnover	1,520	852	717		557		1,857		3,751
Operating costs - ordinary	(1,297)	(727)	(509)		(392)		(1,680)		(3,185)
Operating costs - exceptional	(721)	(404)	(103)		(2)		(227)		(1,393)

Excluding exceptional items	223	125	208		165		177		566
Exceptional items	(721)	(404)	(103)		(2)		(227)		(1,393)

Operating (loss)/profit	(498)	(279)	105		163		(50)		(827)
Share of operating profit of joint ventures and associates - ordinary	227	127	149		161		110		140
Share of operating profit of joint ventures and associates - exceptional	62	35	—		—		—		—
Income from fixed asset investments – ordinary	59	33	31		—		—		—
Income from fixed asset investments – exceptional	—	—	42		—		—		—

Operating (loss)/profit and fixed asset investment income	(150)	(84)	327		324		60		(687)
Non-operating exceptional items	48	27	—		32		(105)		1,296

Excluding exceptional items	509	285	388		326		287		706
Exceptional items	(611)	(342)	(61)		30		(332)		(97)

(Loss)/profit on ordinary activities before interest and taxation	(102)	(57)	327		356		(45)		609
Net interest payable and similar charges – ordinary	(198)	(111)	(132)		(123)		(111)		(192)
Net interest payable and similar charges – exceptional	(28)	(16)	—		(29)		—		—

(Loss)/profit on ordinary activities before taxation	(328)	(184)	195		204		(156)		417
Tax on (loss)/profit on ordinary activities	(50)	(28)	(76)		(64)		(29)		521

(Loss)/profit on ordinary activities after taxation	(378)	(212)	119		140		(185)		938
Minority interests - equity	(12)	(7)	(6)		(2)		(4)		34

Excluding exceptional items	202	113	173		137		143		529
Exceptional items	(592)	(332)	(60)		1		(332)		443

(Loss)/profit for the financial period	(390)	(219)	113		138		(189)		972
Ordinary dividends	—	—	—		—		—		(175)
Demerger dividend	—	—	—		—		(392)		—

Retained (loss)/profit	(390)	(219)	113		138		(581)		797

Basic earnings/(loss) per share:
Basic excluding exceptional items	18.2	10.2	15.5	p	12.3	p	12.8	p	43.5	p
Attributable to exceptional items	(53.3)	(29.9)	(5.4	)p	—		(29.7	)p	36.4	p
Basic including exceptional items	(35.1)	(19.7)	10.1	p	12.3	p	(16.9	)p	79.9	p
Diluted earnings per share	(35.1)	(19.7)	10.1	p	12.0	p	(16.9	)p	79.8	p
Dividends per share	—	—	—		—		—		15.0	p

Note:
(1)	Amounts translated for convenience at the noon-buying rate on 31 December 2003 of £1.00 = $1.7842.

     Selected profit and loss account data for our continuing operations (ie, excluding Innogy, which was demerged from the Group on 30 September 2000) for all periods presented.

							9 months ended		Year ended
	Year ended 31 December						31 December		31 March
	2003(1)	2003	2002		2001		2000		2000
	($ in millions,
	except per
	share data)				(£ in millions, except per share data)
UK GAAP – Continuing
Turnover: Group and share of joint ventures and associates	2,271	1,273	1,129		1,103		762		1,021
Less: share of joint ventures’ and associates’ turnover	(751)	(421)	(412)		(546)		(478)		(664)

Group turnover	1,520	852	717		557		284		357
Operating costs - ordinary	(1,297)	(727)	(509)		(392)		(225)		(303)
Operating costs - exceptional	(721)	(404)	(103)		(2)		—		(320)

Excluding exceptional items	223	125	208		165		59		54
Exceptional items	(721)	(404)	(103)		(2)		—		(320)

Operating (loss)/profit	(498)	(279)	105		163		59		(266)
Share of operating profit of joint ventures and associates - ordinary	227	127	149		161		108		137
Share of operating profit of joint ventures and associates - exceptional	62	35	—		—		—		—
Income from fixed asset investments – ordinary	59	33	31		—		—		—
Income from fixed asset investments – exceptional	—	—	42		—		—		—

Operating (loss)/profit and fixed asset investment income	(150)	(84)	327		324		167		(129)
Non-operating exceptional items	48	27	—		32		(99)		(14)

Excluding exceptional items	509	285	388		326		167		191
Exceptional items	(611)	(342)	(61)		30		(99)		(334)

(Loss)/profit on ordinary activities before interest and taxation	(102)	(57)	327		356		68		(143)
Net interest payable and similar charges – ordinary	(198)	(111)	(132)		(123)		(81)		(96)
Net interest payable and similar charges – exceptional	(28)	(16)	—		(29)		—		—

(Loss)/profit on ordinary activities before taxation	(328)	(184)	195		204		(13)		(239)
Taxation	(50)	(28)	(76)		(64)		(29)		(50)

(Loss)/profit after taxation	(378)	(212)	119		140		(42)		(289)
Minority interests	(12)	(7)	(6)		(2)		(4)		34

Excluding exceptional items	202	113	173		137		53		81
Exceptional items	(592)	(332)	(60)		1		(99)		(336)

(Loss)/profit for the financial period	(390)	(219)	113		138		(46)		(255)
Ordinary dividends	—	—	—		—		—		(175)
Demerger dividend	—	—	—		—		(392)		—

Retained (loss)/profit	(390)	(219)	113		138		(438)		(430)

Basic earnings/(loss) per share:
Basic excluding exceptional items	18.2	10.2	15.5	p	12.3	p	4.8	p	6.6	p
Attributable to exceptional items	(53.3)	(29.9)	(5.4	)p	—		(8.9	)p	(27.6	)p
Basic including exceptional items	(35.1)	(19.7)	10.1	p	12.3	p	(4.1	)p	(21.0	)p
Diluted earnings per share	(35.1)	(19.7)	10.1	p	12.0	p	(4.1	)p	(20.9	)p
Dividends per share	—	—	—		—		—		15.0	)p

Note:
(1)	Amounts translated for convenience at the noon-buying rate on 31 December 2003 of £1.00 = $1.7842.

Balance Sheet data for our total Group, which involved the assets and liabilities of Innogy as at 31 March 2000 and 1999:

	As at 31 December					As at 31 March
	2003(1)	2003	2002	2001	2000	2000
	($ in millions,
	except share
	data)	(£ in millions, except share data)
Balance Sheet Information:
UK GAAP Data – Group
Total fixed assets	4,615	2,587	2,981	3,152	3,028	4,281

Total current assets	1,727	968	1,031	826	260	2,828
Total current liabilities	(1,509)	(846)	(1,405) (2)	(615)	(358)	(1,185)

Net current assets/(liabilities)	218	122	(374)	211	(98)	1,643

Total assets	6,342	3,555	4,012	3,978	3,288	7,109

Total assets less current liabilities	4,833	2,709	2,607	3,363	2,930	5,924
Total long-term liabilities and provisions	(2,046)	(1,147)	(838)	(1,666)	(1,344)	(3,673)

Net assets employed	2,787	1,562	1,769	1,697	1,586	2,251

Capital stock (excluding long-term debt and redeemable preferred stock)	988	554	559	559	559	558
Other capital and reserves	1,729	969	1,181	1,111	975	1,584

Shareholders’ funds - equity	2,717	1,523	1,740	1,670	1,534	2,142
Minority interest – equity	70	39	29	27	52	109

Total equity	2,787	1,562	1,769	1,697	1,586	2,251

Issued and fully paid ordinary shares (millions of shares)	1,107	1,107	1,118	1,118	1,117	1,116

Note:
(1)	Amounts translated for convenience at the noon-buying rate on 31 December 2003 of £1.00 = $1.7842.

									As at and for the		As at and for the
									9 months ended		financial year ended
	As at and for the financial year ended December								31 December(1)		31 March(1)
	2003(2)		2003		2002		2001		2000		2000
	($ in millions, except
	per share data)		(£ in millions, except per share data)
US GAAP Data – Group(3) Shareholders’ funds-equity	3,176		1,780		1,757		1,770		1,656		3,069
Net (loss)/income(4)(5)	(30)		(17)		73		26		(190)		1,490
Basic (loss)/earnings per share	(2.7	)p	(1.5	)p	6.5	p	2.3	p	(17.0	)p	122.5	p
Diluted (loss)/earnings per share	(2.7	)p	(1.5	)p	6.5	p	2.3	p	(17.0	)p	122.4	p

Note:
(1)	The US GAAP profit and loss account data includes the results of Innogy for all periods presented through 30 September 2000, the effective date of the demerger.

(2)	Amounts translated for convenience at the noon-buying rate on 31 December 2003 of £1.00 = $1.7842.

(3)	The main differences between UK and US GAAP, which are relevant to our consolidated profit and loss accounts and balance sheets, are described in note 35 of our consolidated financial statements.

(4)	Net(loss)/income is stated after the cumulative effect of accounting policy changes. Accounting changes gave rise to a profit and loss account charge of £16 million in the financial year 31 March 2000; a £1 million credit in the year ended 31 December 2001, a £44 million charge in the year ended 31 December 2002 and nil in the year ended 31 December 2003 . These are described in note 35 of our consolidated financial statements.

(5)	With effect from 1 January 2002, we adopted Statement of Financial Accounting Standards No. 142 - Goodwill and Other Intangible Assets. As a result, goodwill is no longer subject to amortisation. If goodwill had not been amortised for the other periods presented, net income would have increased by £4 million in the year ended 31 December 2001, £22 million in the nine months ended 31 December 2000 and £42 million in the year ended 31 March 2000.

Exchange Rate Information

     The tables below provide, for the periods indicated, the period end, average, high and low exchange rates between the pound and the dollar, expressed in dollars per pound, based on the noon buying rates. The average rates for each period reflect the average of the noon buying rates on the last business day of each month during the relevant period. On 31 December 2003, the noon buying rate was £1.00 = $1.7842.

	High	Low	Average Rate	End of Period
		(dollars per pound)
Year ended 31 December 2003	1.7842	1.5500	1.6448	1.7842
Year ended 31 December 2002	1.6095	1.4074	1.4450	1.6095
Year ended 31 December 2001	1.5045	1.3730	1.4382	1.4543
Nine months ended 31 December 2000	1.5980	1.4005	1.4845	1.4955
Year ended 31 March 2000	1.6765	1.5515	1.6084	1.5922

     The table below sets forth the high and low exchange rates between the pound and the dollar expressed in dollars per pound, for each of the months in the six-month period ended 31 March 2004.

	High	Low
	(dollars per pound)
2004
March	1.8680	1.7943
February	1.9045	1.8182
January	1.8511	1.7902
2003
December	1.7842	1.7200
November	1.7219	1.6693
October	1.7025	1.6598

Risk Factors

     We set forth below the major risks our business faces.

A significant portion of our projects operate without long-term power purchase agreements (PPAs), and are therefore vulnerable to market forces to determine the price and amount of power they sell.

     A significant portion of the projects in which we have an interest do not have fixed price long-term offtake agreements (commonly referred to as power purchase agreements, or PPAs). In particular, the majority of our generation facilities in North America and in the United Kingdom sell all of their output without long-term contracts. As “merchant” plants, these projects are subject to market forces to determine the amount and price of power that they sell. If our plants are unsuccessful in selling power in amounts or at prices that are sufficient to meet their costs, they may not be able to generate enough cash to service their own debt or to make distributions to us.

ANP Funding I, the owner of our wholly owned North American plants, may not be able to meet all future costs, including interest payments, under the terms of its $1,375 million non-recourse project finance facility.

ANP Funding I, LLC, or Funding, the owner of our wholly owned generation facilities in the United States: Bellingham, Blackstone, Hays, Midlothian I and II and Milford, is party to a $1,375 million principal amount non-recourse project finance facility, the US facility, used to finance the construction of our generation facilities in Texas and Massachusetts. In light of continued weak wholesale electricity prices in the United States, including the ERCOT (Texas) and NEPOOL (New England) electricity markets, Funding is currently in default of its obligations under the US facility and is continuing to seek to renegotiate the structure of the US facility with the lenders under that facility. There can be no assurance, however, that Funding will be able to renegotiate the terms of the US facility in a manner acceptable to Funding, or at all. In the event of failure to renegotiate the US facility, the lenders thereunder may foreclose on their security and take possession of our generation facilities owned by Funding. In accordance with the terms of the US facility, the obligations of Funding to the lenders are without recourse to International Power. If Funding cannot successfully renegotiate the structure of the US facility, or the lenders seek to enforce their rights under the US facility, there can be no assurance that the lenders under the US facility will not seek recourse to International Power.

Our operations are subject to extensive government regulation, and our inability to comply with existing regulations and requirements or changes in applicable regulations and requirements may have a negative impact on our business, results of operations or financial condition.

     Our operations are subject to extensive regulation in each of the countries in which we operate. Regulation that specifically applies to our business generally covers three areas: regulation of energy markets, the environment and health and safety. The degree of regulation to which we are subject varies according to the country where a particular project company is located and may be materially different from one country to another. For example, the carbon allocation and emission limitation regulations being introduced across Europe could impact the utilisation levels of our plant and affect our profitability. While we believe our existing projects have the requisite approvals and that we operate our business in compliance with applicable laws, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. We cannot assure you that the introduction of new laws or other future regulatory developments in countries in which we conduct our business will not have a material adverse effect on our business, results of operations or financial condition.

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

     However, we cannot assure you that any particular power development project or acquisition opportunity will ultimately prove feasible or economically justifiable or that we will acquire all necessary consents or authorisations to proceed. If we are unable to complete the contemplated development project or acquisition, we may not be able to recover the cost we incurred.

We must assess external factors, such as the regulatory environment and market conditions, many years into the future; these assessments may not be borne out by events.

     In order to decide to invest in a new power project or to acquire assets, we must make certain assumptions about the price at which we can sell our output in order to assess whether we will be able to recover the incurred cost of such activities. It is our current policy, particularly with respect to the development of greenfield power generation facilities, to enter into PPAs to sell the output from our power generation facilities. However, there may be circumstances where it becomes uneconomic to enter into such agreements or such agreements may be terminated prior to their maturity date. In those circumstances, we aim to sell our output through merchant sales or shorter term forward sales contracts. Merchant sales are exposed to electricity sales price fluctuations. We cannot assure you that sales prices achieved through short-term contracts or merchant sales will be sufficient to enable us to recover the incurred cost of developing or acquiring power plant.

We own a minority interest in certain of our project companies and we may not, therefore, be able to exercise complete control over their construction or operation in certain circumstances.

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

     We have financed our existing power generation facilities from a variety of sources, including corporate debt and limited recourse project financing (financing without recourse to our resources beyond our equity commitment to the project). Based on our balance sheet at 31 December 2003, we had £1,435 million of indebtedness. In the event of a default under a financing agreement which we either choose not to cure or cannot cure, the lenders would generally have rights to the relevant plant and any related assets. In the event of foreclosure after a default, we might not retain any interest in the plant. A bankruptcy of a major subsidiary may also constitute an event of default under our corporate debt.

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

New plants which employ advanced technology may not achieve the levels of operating performance expected by the manufacturers of the facilities.

     New plants (for example, our plants in the United States) may employ recently developed and technologically complex equipment, which has limited or no operating history. Facilities which utilise such equipment may not achieve the levels of output or efficiency specified within the contract with the manufacturer to construct the facility. The manufacturer may not be able to rectify fully the performance deficiencies and, whilst the supplier will be liable for damages to compensate for these shortfalls, this may lead, for example, to power generation facilities operating below their nameplate capacity.

If a project achieves performance below expected levels of output or efficiency, or fails to make specified payments under its financing obligations or to meet certain performance levels, we may forfeit our interest in the project.

     We maintain insurance to protect against the risk of equipment failure. In addition, we generally obtain warranties for limited periods relating to the construction of each project and its equipment in varying degrees, and contractors and equipment suppliers are obligated to meet certain performance levels. The insurance, warranties or performance guarantees may not be adequate to cover lost revenues or increased expenses. As a result, a project may be unable to fund principal and interest payments under its financing obligations and may operate at a loss. A default under such a financing obligation could result in the loss of our interest in a power generation facility.

     In addition, power purchase agreements entered into with an offtaker early in the development phase of a project may entitle the offtaker to terminate the agreement, or to receive liquidated damages if a project fails to achieve commercial operation or certain operating levels by specified dates, or fails to make specified payments. The exercise of a termination right may trigger the default provisions in a financing agreement (rendering such debt immediately due and payable). As a result, the project may be rendered insolvent and we may lose our interest in the project company.

Our power generation facilities may experience equipment failures or may otherwise not operate as planned.

     The continued operation of power generation facilities involves many risks, including the failure or performance below expected levels of output or efficiency of our power generation equipment or other equipment, including information technology used to operate our plants and conduct our trading activities. This may lead to power generation facilities operating below their nameplate capacity. If we have committed to sell electricity under a contract and we cannot generate that electricity due to mechanical failure, we may suffer a loss, either through loss of revenue or due to penalties under the contract. We may also be required to purchase electricity at prevailing market rates from other sources or to make capacity payments to our customers. We cannot assure you that equipment failures in the future will not have a significant adverse effect on our business or results of operations.

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

     Our projects are subject to risks that have the potential to restrict them from paying dividends or making other distributions to us, including uncertainties associated with the following:

•	economic and political instability;

•	our relationship with government controlled offtakers;

•	currency repatriation;

•	unexpected changes in regulatory requirements;

•	changes to tax legislation; and

•	castrostrophic events such as terrorist activities, earthquakes, landslides, fire, floods, explosion or similar events.

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

     We have projects and production facilities in emerging market countries, including Turkey, Pakistan, Malaysia and Thailand. We may continue to expand our presence in these and other emerging markets where our operations are subject to certain risks and uncertainties. Emerging markets are typically less developed commercially and have significantly different social and political structures from those typically found in the United States or Western Europe. Malaysia, Thailand and other Asian countries where we have operations experienced severe economic crises from 1997 to 1999, and we cannot assure you that similar circumstances will not recur in the future. Economic deterioration in these countries could adversely affect our financial condition or results of operations. In addition, military activity and political instability in certain countries in these regions, such as Iraq and Afghanistan, could have a negative impact on the business prospects and results of operations of our production facilities and development projects, including in Pakistan, Turkey and the Middle East.

Market prices for power in the markets where some of our projects operate have been volatile and depressed in recent years.

     In recent years, power markets throughout the world have been characterised by new market entrants, regulatory changes and other factors which have contributed to market prices for power that are volatile and sometimes uneconomic; we believe the primary cause for these low prices is oversupply in a highly competitive market. On occasions oversupply effects may be exacerbated by vertically integrated competitors (companies with generation and supply interests) that may behave in a manner that shifts profitability out of generation into the retail sector of the industry. Accordingly, we may experience difficulty charging prices that provide those projects with sufficient cash to service debt and make distributions to us until such time as that oversupply is rectified. Furthermore, to the extent that market prices continue to be uneconomic, this may have an adverse effect on our business performance in the relevant markets and may, in certain circumstances, require us to write down the value of our existing and future assets in those markets as we have done this year with our US business.

Some of our projects operate without long term fuel supply agreements, and we are therefore vulnerable to market forces to obtain fuel.

     Some of our projects, where we do not have PPAs or shorter term forward sales contracts for our output, do not have long term fuel supply agreements. Therefore, if we are unable to purchase fuel or transport it to the project, we are unable to generate electricity or sell output. Additionally, if we have contracted to sell electricity, but we are unable to obtain the necessary fuel (or obtain it at our expected price) we may suffer a loss of revenue and we may be required to purchase electricity at the prevailing market price from other sources to meet our contractual obligations.

Our reliance on single suppliers and single customers (which could be government controlled entities) at some of our facilities exposes us to financial risks if either should fail to perform their obligations.

     We often rely on a single supplier for the provisions of equipment, materials or fuels required to operate a facility and, at times, we rely on a single customer (which could be a government controlled entity) or a few customers to purchase all or a significant portion of a facility’s output under PPAs. In addition, we rely on a limited number of suppliers for equipment (including spare parts) that a significant proportion of the plants in our portfolio commonly use. In particular, our recently constructed plants in the United States rely on Alstom for most of their equipment, warranties and spare parts. Alstom has reported a Euro 1,488 million net loss for the fiscal year 2003 within its 20-F filed with the SEC on 15 October 2003.

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

     As part of the demerger, Innogy took ownership of certain UK subsidiaries with a number of unresolved tax issues relating to periods when we owned these subsidiaries. The amount of taxable profits and losses for such periods has not yet been agreed with the Inland Revenue, and we can provide no guarantee as to the availability of tax losses going forward. To the extent that these issues result in additional tax liabilities, an assessment will be made on us. Liability for these exposures will be allocated between Innogy and us pursuant to the indemnity arrangements described above. We will indemnify Innogy in connection with certain tax liabilities and Innogy will indemnify us against certain other tax liabilities, in each case on an after-tax basis. We may not be able to deduct any indemnity payments we make for tax purposes. However, certain tax liabilities are not indemnified and other liabilities may have been understated, or unforeseen additional liabilities may exist that will have an impact on us.

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

     We are an international wholesale power generator and developer with interests in 12 countries across four continents. We commenced our international activities in 1992 when we led a consortium that purchased from Electricidad de Portugal the then-unfinished 600 MW Pego power station in Portugal. Since our demerger in October 2000 we have increased our international presence by building new generating assets in the United States, Oman and the United Arab Emirates, or UAE, and through the acquisition of plants in Australia, the UAE and the United Kingdom. As at 31 December 2003, our operating power plants had a total capacity of 16,840 megawatts, or MW, gross (one million watts equal one megawatt) or 11,087 MW net. We currently have further capacity of 6,060 MW gross, or 1,655 MW net under construction in Australia, the UAE and Saudi Arabia and are in the process of developing power projects in the United States and Italy. As at 31 December 2003, our net capacity in operation and under construction was 12,696 MW. We generate electricity from gas, oil and coal. We also engage in complementary activities such as mining coal and transporting gas by pipeline in Australia, desalinating water in the Middle East and providing steam for district heating systems in Europe. We sell much of the power we generate to single customers pursuant to fixed price long-term offtake agreements. However, a significant portion of the power we generate, particularly power generated by our facilities in the United States and the United Kingdom is sold to customers through competitive merchant markets.

     We are headquartered in London and, for reporting purposes, we organize our business into five segments: North America, Europe, the Middle East, Australia and Rest of the World. We operate regional support offices in the United States, Australia, the United Kingdom and the UAE.

Business Environment

     In the United Kingdom and the United States, wholesale power prices are characterized by weakness, largely due to oversupply in a highly competitive market with low margins for wholesale power generation. However, we operate an international portfolio of assets, and demand-supply cycles vary across regions. In addition, we sell a significant proportion of the power we generate through long-term offtake agreements. This diversification reduces our exposure to short-term market cycles. Our strategy to have a diverse asset portfolio which is both geographically diverse and a mix of contracted and merchant plant is one of our strengths; the benefits were clearly demonstrated in 2003 with strong performances in areas such the Czech Republic, Portugal, Turkey, Malaysia and Thailand and the maintenance of good performance in areas such as Australia and Pakistan, which offset downward pressure in other regions.

Our Future Strategy

     Our future strategy is twofold: firstly, we look to maximise the value of our existing portfolio of investments; secondly, we continue to seek investment opportunities that meet our project evaluation and financial return criteria, which are, in essence, to improve our financial return to shareholders while reducing the risk inherent in our business. We will consider entering into alliances with other companies which could involve the joint venturing of assets or the taking or giving of minority interests, if we believe such alliances will enable us to implement our strategy, whether in relation to particular markets or more generally. Our principal regions of focus will be North America, Europe, the Middle East and Australia although we may consider investment in other regions.

Maximising Value From Our Portfolio

     We own a geographically diverse portfolio of power plants. Our specific strategies for value enhancement in each country and for each individual asset will be tailored to local requirements, but generally we will seek to achieve the following:

•	Optimise the operations of our power plants: we intend to optimise the operations of our power plants through several means, including managing all of our assets to high standards of operating performance; managing our assets on a portfolio basis, particularly with regard to contingency and strategic spare part planning, so as to minimise the loss of generation during forced outages; closely coordinating plant operation with trading activity to maximise the value of our uncontracted output; standardising management reporting for all investments; and utilising our management experience to successfully prepare certain of our plants for the introduction of competition in the relevant energy market;

•	Leverage our existing assets: we intend to leverage our investments to enhance earnings in several ways, including financing at a variety of corporate, project and intermediate corporate levels, capturing operational and administrative economies of scale in asset aggregation, capitalising on market knowledge derived through asset ownership and leveraging off the skills, expertise and ideas of the personnel we and our associates employ; and

•	Trade assets to maximise value: we intend to be a net accumulator of assets and to increase the size of our portfolio over time. However, as part of our strategy of seeking to maximise the value of our investments, we will sell assets if we expect it to produce a higher return by selling or if we can obtain elsewhere a comparable return with lower risk.

Future Investments

     We will subject new investment opportunities to rigorous evaluation criteria, with a focus on the following elements:

•	Economic return: new investments must meet stringent economic return criteria based on the principle that we must reasonably believe any prospective capital investment will yield, on an after-tax cash flow basis, a return in excess of a target spread (adjusted for risk) over our estimated weighted average cost of capital. As part of this evaluation, we test investment projections to ensure that they are both reasonable over the life of the investment and balanced in terms of timing of cash flow, based on realistic assumptions;

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

Portfolio Asset Management

     With respect to both our existing assets and our prospective investments, we intend to manage our portfolio in a manner which optimises our return potential while mitigating the risks inherent in our business. In particular, we intend to manage on a portfolio basis with regard to the following:

•	Geopolitical diversity: to manage the political risk inherent in foreign direct investment in a strategic industry, we intend to concentrate the majority of our investments in the developed countries of North America, Europe, Middle East and Australia. In this regard, we will also give careful consideration to the nature of the regulatory risk associated with our investments in the countries in which we invest;

•	Resource allocation and industry cycles: we believe the various electricity markets in which we operate will be subject to periodic intervals of supply-demand imbalance. We intend to use our resources and operate our trading and marketing operations in a manner that seeks to anticipate these periods of surplus and shortfall in supply;

•	Offtake arrangements - merchant versus contracted: we intend to maintain a balance in our portfolio between contracted output (i.e. under PPAs) and uncontracted output (i.e., merchant plants); and

•	Technology and fuel type: with due account to the environmental factors which tend to favour gas-fired generation over coal-fired generation in many markets, we intend to maintain a portfolio of generation assets employing various technologies and primary fuels.

Facilities

     As at 31 December 2003, we had interests in power generation facilities in operation representing in aggregate 16,840 MW (gross) and 11,087 MW (net). In addition to generating electricity, some of our plants are cogeneration facilities that also produce steam, which we sell to industrial users and district heating schemes while others, located in the Middle East also act as plants for desalinating water.

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

         The table below sets out details in relation to our operating power plants and plants under construction as at 31 December 2003.

				Gross
				capacity MW	Net capacity MW
				heat	heat(4)
		Gross		desal (MIGD)	desal (MIGD)
		capacity MW	Net capacity MW	steam (million	steam (million
Plant	Fuel	power	power	lbs/hr)	lbs/hr)
Operating
North America
Hartwell, Georgia, USA	Gas (OCGT(1))	310	155
Oyster Creek, Texas, USA	Gas (Cogen/CCGT(2))	425	213	100 MW	50 MW
Hays, Texas, USA(3)(7)	Gas (CCGT)	1,100	1,100
Midlothian I and II, Texas, USA(3)	Gas (CCGT)	1,650	1,650
Blackstone, Massachusetts, USA(3)	Gas (CCGT)	570	570
Milford, Massachusetts, USA	Gas (CCGT)	160	160
Bellingham, Massachusetts, USA(3)	Gas (CCGT)	570	570

North America total in operation		4,785	4,418	100 MW	50 MW

Europe
EOP, the Czech Republic(5)	Coal/Gas	585	580	1,945 MW	1,925 MW
Deeside, United Kingdom(6)	Gas (CCGT)	500	500
Rugeley, United Kingdom	Coal	1,050	1,050
Tejo Energia (Pego), Portugal	Coal	600	270
Uni-Mar (Marmara), Turkey	Gas (CCGT)	480	160
Elcogas, Spain	Gas (IGCC)	335	15

Europe total in operation		3,550	2,575	1,945 MW	1,925 MW

Middle East
Al Kamil, Oman	Gas (OCGT)	285	285	—	—
Arabian Power Company (Umm Al	Gas (CCGT)/
Nar), UAE	desalination	870	174	162 MIGD	32 MIGD

Middle East total in operation		1,155	459	162 MIGD	32 MIGD

Australia
Hazelwood, Victoria	Coal	1,610	1,480
Synergen, South Australia	Various (OCGT)	360	360
Pelican Point, South Australia	Gas (CCGT)	485	485
SEA Gas pipeline, South Australia (8)		n/a	n/a

Australia total in operation		2,455	2,325	—	—

Rest of World
HUBCO, Pakistan	Oil	1,290	270
KAPCO, Pakistan	Gas/Oil (CCGT)	1,600	575
Malakoff, Malaysia(5)	Gas (OC/CCGT)	1,895	355
Thai National Power (Pluak Daeng), Thailand	Gas (Cogen)	110	110	20 MW	20 MW

Rest of World total in operation		4,895	1,310	20 MW	20 MW

Total in operation around the				2,065 MW	1,995 MW
world		16,840	11,087	162 MIGD	32 MIGD

		Gross capacity MW	Net capacity MW	Gross capacity MW	Net capacity MW
Plant	Fuel	power	power	heat	heat(4)
Under construction
Arabian Power Company	Gas (CCGT)/
(Umm Al Nar Expansion), UAE	desalination	1,550	310	25 MIGD	5 MIGD
	Gas (CCGT)/
Shuweihat S1, UAE	desalination MIGD	1,500	300	100 MIGD	20 MIGD
Saudi Aramco Cogen Projects, Saudi Arabia	Gas (Cogen)	1,074	644	4.5m lbs/hr	2.7m lbs/hr
Malakoff, Malaysia(5)	Coal	1,890	355

				125 MIGD	25 MIGD
TOTAL under construction		6,014	1,609	4.5m lbs/hr	2.7m lbs/hr

(1)	Open cycle gas turbine. Turbines, generally fuelled by natural gas or diesel oil, are used to drive generators to produce electricity.

(2)	Combined cycle gas turbine. Turbines, generally fuelled by natural gas, are used to drive generators to produce electricity. The exhaust gases are then passed through a boiler to produce steam, which in turn drives an additional turbine coupled to a generator.

(3)	Capacity shown for these assets is the nameplate capacity.

(4)	Net capacity - group share of gross capacity.

(5)	Gross capacity amounts shown for EOP and Malakoff represents the actual net interest owned directly or indirectly by EOP and Malakoff, respectively.

(6)	The 250MW mothballed unit at Deeside was returned to service in October 2003.

(7)	The generation capacity at Hays, Texas was mothballed in January 2004.

(8)	687KM gas pipeline from Victoria to South Australia.

Construction and Development

     We currently have a range of power projects under construction and in development throughout the world. As at 31 December 2003, we had interest in power generation facilities under construction in the Middle East and Malaysia representing an aggregate capacity of 6,014 MW gross and 1,609 MW net. We also have power projects in development in the United States and Italy.

     In the Middle East, we commenced construction of the Shuweihat S1 power and water plant in Abu Dhabi during May 2002. The first two of five gas turbines and the first of six multi-stage flash desalination units have been successfully commissioned and we expected to commence commercial operation during the second half of 2004. Once operational, the power and water output from the plant will be sold to the Abu Dhabi Water and Electricity Company (ADWEC) under a 20-year offtake agreement. In April 2003, we acquired a 20% interest in the 850 MW Umm Al Nar water and power plant as part of a consortium including Tokyo Electric Power Company and Mitsui & Co. Limited. We also own 70% of an operating company that operates and maintains the plant. Umm Al Nar sells its water and power to ADWEC under a 23-year offtake agreement. While operating the existing plant, we have also agreed to develop a new power and water plant adjacent to the existing plant. In July 2003, the consortium secured a US$ 1.77 billion non-recourse facility to fund the acquisition and the associated new plant construction project. The new plant will have an installed capacity of 1,550 MW and is currently expected to commence commercial operation in mid-2006. Under the terms of the contract, ADWEC will also purchase the entire output from the new plant when it reaches commercial operation. In December 2003, we announced that, together with our partner Saudi Oger, we had entered into an agreement with Saudi Aramco to develop, own and operate four cogeneration plants in Saudi Arabia. We will own 60% of the consortium investment vehicle and contribute a maximum equity investment of US$ 78 million. These four plants are expected to commence operation during 2006 with a total capacity of 1,074 MW and be capable of producing 4.5 million lbs/hr of steam. These plants will provide all of their output of power and steam to Saudi Aramco pursuant to a 20-year offtake agreement. In Australia, we have commenced construction of our first wind power project in Canunda in South Australia. We expect to commence operation in the second half of 2005. All of the power output from this generating facility will be sold to Australian Gas and Light Company pursuant to a 10-year offtake agreement.

     In North America, we have entered into a joint venture partnership with KeySpan Energy Development Corp. to prepare a proposal to the Long Island Power Authority (LIPA) for the development of between 250MW to 600MW of new generation capacity utilising our site at Brookhaven. We have not yet received a formal response from LIPA to our proposal and we have no indication whether it will ultimately be successful. In Italy, we have interests in a number of projects under development. In addition, we have commenced a project to further develop the open-cast coal mine at Hazelwood in Australia. We expect that this project will extend the life of the mine and provide coal reserves to support generation at Hazelwood until the end of 2009. Lastly, Malakoff made two acquisitions in Malaysia in 2003. It acquired 100% of PraiPower, a 350MW CCGT plant and 90% of the equity interest in Tanjung Bin, a 2,100MW coal-fired plant. Both acquisitions are backed by long-term PPAs with Tenaga Nasional Berhad, Malaysia’s leading utility.

Operation and Maintenance

     Where appropriate, particularly if we control a project, we manage our own operation and maintenance services for our power plants either by contract through special purpose operation and maintenance subsidiaries or by establishing the asset-owning company as an owner-operator of the project with our technical expertise and experienced personnel. In addition, we currently carry out the operation and maintenance services for the Marmara power station in Turkey and the Hub River power station in Pakistan. Additionally, we have 70% and 45% interests in the operations companies for the Umm Al Nar and Pego power stations, respectively.

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

     In the United States, we have a small trading team responsible for buying fuel and selling the output of our US operations. In the United Kingdom, we have a small trading team responsible for buying the gas and coal for and selling the output of our UK stations, Deeside and Rugeley. In Australia, our trading and marketing activities are principally focused on hedging the revenue generated by our assets and sold in Victoria, New South Wales and South Australia. We also perform limited proprietary trading in the United States and Australia that is subject to defined risk limits.

Employees

     The table below sets out the average number of employees of the Group employed for the year ended 31 December 2003.

Approximate number
of employees
North America	212
Europe	746
Middle East	342
Australia	591
Rest of World	362
Corporate and development	163

Total group employees	2,416

Subsidiaries

     Our principal subsidiary undertakings are set forth in note 15 of our consolidated financial statements.

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

     Claims and potential claims by or on behalf of current and former employees, including former employees of the Central Electricity Generating Board (CEGB), and contracts in respect of industrial illness and injury.

     Innogy has agreed to indemnify International Power on an after-tax basis to the extent of 50% of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings to the extent such liability is not insured by Electra Insurance Limited.

     In 1994 separate complaints were made by the National Association of Licensed Opencast Operators (NALOO) and the South Wales Small Miners’ Association (SWSMA) to the European Commission against the Company, PowerGen plc, British Coal Corporate and HM Government. The complaint alleges violations of EU Competition law arising out of the coal purchasing arrangements entered into by the CEGB prior to 1 April 1990 and requests the Commission to find that the CEGB’s practices violated EU law. NALOO and SWSMA allege that such a finding would be grounds for a claim for damages in the English Courts by members of NALOO. An appeal against the Commission’s findings was brought by a faction of SWSMA, which was initially ruled out of time, but an appeal was reinstated. Progress with this claim will be influenced by the outcome of the NALOO appeal. The European Court has ruled that the Commission is under an obligation to investigate the complaint by NALOO. The Company, PowerGen plc, British Coal Corporation and the Commission have appealed against the ruling to the European Court of Justice which delivered a judgment on 2 October 2003 for the main part dismissing the appeal. The ruling confirmed that the Commission has the power to investigate and the matter is now with the Commission for consideration. It is not practicable to estimate legal costs or possible damages at this stage. The Commission ruled on the complaint in 1998 and did not make any findings against the Company.

     Innogy has agreed to indemnify International Power on an after-tax basis to the extent of 50% of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings.

     The Directors are of the opinion, having regard to legal advice received, the Group’s insurance arrangements and provisions carried in the balance sheet, that it is unlikely that the matters referred to above will, in aggregate have a material effect on the Group’s financial position, results of operations or liquidity.

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

     The Portuguese government has commenced discussions with incumbent generators to make changes to existing long-term Power Purchase Agreements (PPAs). These discussions are targeted to enable the Portuguese market to integrate with the new liberalised Iberian wholesale power market that is due to commence operation in 2006. These discussions are at an early stage and are likely to continue into the second half of 2004. We believe that the government intends to preserve the value in these contracts and therefore we expect to be kept economically whole through this process.

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

Risks and management systems

     Assessing and minimising environmental risks takes place early in our business planning cycle—either during the project development stage or when we review potential additions to our portfolio of operational plant. When building or upgrading plant, we use modern, low-emission equipment. We operate plants using environmental management systems such as ISO 14001, the international standard for environmental management systems, to ensure good environmental controls and performance. We also strive to make continual improvements in plant efficiency, thereby reducing emissions for each unit of electricity we generate.

     Health and safety is a paramount management priority, although the forms of management systems and controls vary around the world. Four of our power stations have implemented certified health and safety management systems to OHSAS 18001 or the equivalent national standard. In 2003 we undertook a review of our key health and safety performance for each of our assets. This has been driven by a desire for open dialogue with our employees and to move towards a more proactive stance on the management of H&S issues. As a result of this review we have developed a set of more comprehensive targets to be achieved in 2004, including a number designed to encourage the prevention of H&S incidents.

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

Presentation of Financial Information

     We prepare our financial statements in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Information relating to the nature and effect of such differences is summarised in note 35 to our consolidated financial statements included elsewhere in this document.

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

     Our accounting policies are detailed on pages F-10 to F-15. The table below identifies the areas where significant judgements are required normally due to the uncertainties involved in the application of certain accounting policies.

Accounting Policy	Judgements/uncertainties affecting application

Fixed asset valuation	•	Determination of trigger event indicating impairment and measurement of fair value using projected cash flows, together with risk adjusted discount rates, or other more appropriate methods of valuation.

	•	Determination of useful lives and residual value of assets.

Accounting Policy	Judgements/uncertainties affecting application

Consolidation policy - trade investments, associates, joint ventures and subsidiaries	•	Determination of the extent of influence the group has over the operations and strategic direction of entities in which it holds an equity stake.

Tax provisions	•	Determination of appropriate provisions for taxation, taking into account anticipated decisions of tax authorities.

	•	Assessment of our ability to utilise tax benefits through future earnings and tax planning.

     Of the accounting policies identified in the above table, we believe that the following policies are the most critical in considering the impact of estimates and judgements on our financial position and results of operations.

Fixed asset valuation

Tangible fixed assets:

     The original cost of greenfield-developed assets includes relevant borrowing and development costs:

•	We capitalize interest on borrowings relating to major capital projects with long periods of development during construction and write it off as part of the total cost over the useful life of the asset.

•	We capitalize project development costs (including appropriate direct internal costs) once the Board confirms that it is virtually certain that the project will proceed to completion.

     We charge depreciation of plants so as to write down the assets to their residual value over their estimated useful lives.

•	We depreciate gas turbines and related equipment over 30 years to a 10% residual value, unless the circumstances of the project or life of specific components indicate a shorter period or a lower residual value.

•	We consider coal plant on an individual basis.

     The estimated average remaining useful life of our plant, machinery and equipment is approximately 23 years. If the estimated average useful life of our plant, machinery and equipment decreased by five years, our annual depreciation expense would increase by approximately £30 million.

Tangible fixed assets and fixed asset investments:

     Our management regularly considers whether there are any indications of impairment to the carrying values of fixed assets or investments (e.g. the impact of current adverse market conditions). Impairment reviews are generally based on risk adjusted discounted cash flow projections that inevitably require estimates of discount rates and future market prices over the remaining lives of the assets. Although there are observable market prices for electricity and gas for one to two years into the future, the market prices used in the impairment review beyond this period are based on management’s projections. The key assumptions underlying these projections relate to “new entrant pricing”, i.e. the market prices of electricity and gas considered necessary for a new entrant to enter the market and build new capacity. Management’s projections take account of estimates for both the amount and timing of new entrant pricing having considered demand and supply projections, the capital cost and efficiency of new plant and the returns required from new entrants.

     Although during the year ended 31 December 2003, the best estimate of impairment of our US merchant plant amounted to £404 million, a range of possible outcomes to the review was possible if different assumptions had been used. For example, a 1% decrease in the discount rate would have reduced the impairment charge by approximately £35 million; a reduction in capital cost for new entrants by $25/kW would have increased the impairment charge by approximately £40 million and a delay by one year for new entrant pricing to be achieved would have increased the impairment by £25 million.

Consolidation policy - trade investments, associates, joint ventures and subsidiaries

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

     We generally consolidate entities in which we hold in excess of 50% of the equity and where we exert control over the strategic direction of the entity. However, if we were to hold in excess of 50% of the equity but were unable to exert dominant influence over the strategic direction or operations of the entity, we would account for the entity as an associated undertaking or joint venture.

Factors Affecting Results of Operations

Cyclical Nature of Electricity Industry

     Our industry, particularly where merchant markets operate, is cyclical in nature. Different countries and geographic regions in which we operate have their own demand-supply cycles and there is no single global cycle. We seek to restrict the impact of the cyclical nature of the industry through the geographic diversity of our operations.

Seasonality

     We are at times subject to seasonality on a segmental basis due to the effect of weather and other conditions on demand for electricity in the specific geographic regions in which we operate. However, our operations are not materially affected by seasonality on a group level because of the geographic diversity of our operations. Where applicable, effects of seasonality are described in the section below titled “Segment Comparative Performance”.

Effect of Market Prices

     We sell the output from our power generation facilities under the provisions of fixed price medium term offtake agreements, long term PPAs, or through merchant sales at prevailing market rates. Merchant sales are exposed to price fluctuations. Our trading operations can limit this exposure by entering into options, forward power sale agreements and fuel purchase contracts, known as hedges, that fix the gross margin (Spark Spread) at which we sell output over the contracted period. In addition, we are able to utilise the peak load flexibility of a number of our plants, to take advantage of favourable price opportunities as they arise.

     During 2003, we sold the majority of our output from our generation facilities in North America, Australia and the United Kingdom on a merchant basis.

     In North America, wholesale market prices were weak throughout 2003. Uncertainty surrounding the market structures in NEPOOL and ERCOT and wide ranging counterparty credit issues have led to a contraction in liquidity. These factors have led to a sharp reduction in the amount of new plant development and construction in the United States. Due to uneconomic prices, we mothballed our modern 1,100 MW combined cycle gas turbine (CCGT) Hays power station in Texas in January 2004 for an indefinite period. Nevertheless, we believe the pace of recovery will depend on the extent to which existing generators withdraw uneconomic plant. We expect that pricing will remain weak in our markets for the foreseeable future.

     In the United Kingdom, wholesale market prices increased during the summer of 2003 but were off-set by fuel price increases later in the year. Delivered coal prices reached historic highs, driven largely by the cost of freight. However, in order to provide additional support for our contracted capacity during the winter period, we returned the 250 MW mothballed unit at the Deeside plant to service in October 2003. In Australia, there was a high level of hedge cover for 2003 insulating the Australian businesses against the low spot price outturns. The low spot prices have put pressure on the forward curve in the wholesale market although, as yet, the forward curve has not fully responded.

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

     Certain jurisdictions in which we conduct operations, such as Malaysia and Thailand, have adopted exchange controls. These governments have adopted foreign currency exchange controls, including established fixed exchange rates for both currencies against the US dollar. These controls have not had a material effect on our ability to conduct operations in these countries and we do not foresee that they will have a material effect in the near future, although the long-term impact of such controls is not predictable due to dynamic economic conditions that also affect or are affected by other regional or global economies.

Change in segment reporting

     During 2003, we redefined our business segments and management structure to reflect the increased strategic focus on power generation projects in the Middle East. As a result, we currently report our business on the basis of five geographic segments: North America, Europe, the Middle East, Australia and Rest of the World. We commenced operations at Al Kamil in Oman and Umm Al Nar in the UAE during 2003. Prior to that date, all our projects in the Middle East were under construction.

Results of operations

     The following table shows certain financial data from our consolidated profit and loss account for the current period and the two preceding financial periods.

	Year ended	Year ended	Year ended	Year ended
	31 December	31 December	31 December	31 December
	2003(1)	2003	2002	2001
	($ millions)	(£ millions)
Turnover: group and share of joint ventures and associates	2,271	1,273	1,129	1,103
Less: share of joint ventures’ turnover	(243)	(136)	(122)	(139)
Less: share of associates’ turnover	(508)	(285)	(290)	(407)

Group turnover	1,520	852	717	557
Operating costs - ordinary	(1,297)	(727)	(509)	(392)
Operating costs - exceptional	(721)	(404)	(103)	(2)

Operating (loss)/profit	(498)	(279)	105	163
Share of operating profit of:
Joint ventures	57	32	26	27
Associates	232	130	123	134
Income from fixed asset investments – ordinary	59	33	31	—
Income from fixed asset investments – exceptional	—	—	42	—

Operating (loss)/profit and fixed asset investment income	(150)	(84)	327	324
Profit on sale of operations	—	—	—	32
Profit on sale of fixed asset investments - exceptional	48	27	—	—

(Loss)/profit on ordinary activities before interest and taxation	(102)	(57)	327	356

Interest receivable and similar income	75	42	24	24
Interest payable and similar charges – ordinary	(216)	(121)	(121)	(100)
Interest payable and similar charges – exceptional	(28)	(16)	—	(29)
Share of net interest of joint ventures and associates	(57)	(32)	(35)	(47)

	(226)	(127)	(132)	(152)

(Loss)/profit on ordinary activities before taxation	(328)	(184)	195	204
Tax on (loss)/profit on ordinary activities	(50)	(28)	(76)	(64)

(Loss)/profit on ordinary activities after taxation	(378)	(212)	119	140
Minority interests — equity	(12)	(7)	(6)	(2)

(Loss)/profit for the financial year	(390)	(219)	113	138

Note:

(1)	Amounts translated for convenience at the noon-buying rate on 31 December 2003 of £1.00 = $1.7842.

Segment Comparative Performance

     The table below sets forth our results of operations for the periods indicated by our business segments.

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	(£ in millions)
Turnover
North America	414	315	237
Europe(1)	474	440	521
Middle East(1)	33	—	—
Australia	224	226	194
Rest of World	128	148	151

Gross turnover	1,273	1,129	1,103
Less: turnover of joint ventures	(136)	(122)	(139)
Less: turnover of associates	(285)	(290)	(407)

Net turnover	852	717	557

Profit before interest and tax (excluding exceptional items)
North America	2	99	93
Europe(1)	103	100	141
Middle East(1)	23	9	—
Australia	101	101	72
Rest of World	84	108	48

Segmental operating profit	313	417	354
Corporate costs	(28)	(29)	(28)

Profit before interest and tax (excluding exceptional items)	285	388	326
Exceptional items	(342)	(61)	30

(Loss)/profit before interest and tax	(57)	327	356
Interest - ordinary	(111)	(132)	(123)
Interest - exceptional	(16)	—	(29)
Tax	(28)	(76)	(64)
Minority interests – equity	(7)	(6)	(2)

(Loss)/profit for the financial year	(219)	113	138

(1)	In 2002 and 2001, our Europe and Middle East segments were combined within a single reported segment “Europe and Middle East”.

     Exceptional items before interest and tax (discussed on page 46) are analysed by business segment below:

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	(£ in millions)
Exceptional items
North America	(404)	—	—
Europe	7	(103)	20
Middle East	—	—	—
Australia	—	—	—
Rest of World	55	42	2
Corporate costs	—	—	8

	(342)	(61)	30

Trading Performance

Year ended 31 December 2003 as compared with the year ended 31 December 2002

NORTH AMERICA

	Year ended 31	Year ended 31
	December 2003	December 2002
	£m	£m
Turnover	414	315

PBIT (pre-exceptional items)	2	99
Exceptional items	(404)	—

PBIT	(402)	99

     Our North American business region consists of plants in Texas, Massachusetts and Georgia. We also conduct energy trading activities in North America, which are principally focussed on selling the physical output of our plants. However, we also perform limited proprietary trading that is subject to clear risk limits.

     Gross turnover in our North American business region increased by 31% from £315 million during the year ended 31 December 2002 to £414 million in 2003. The increase in gross turnover reflects a full year’s performance at a generation capacity of 4,418 MW, following completion of our construction program at the Hays plant in Texas and the Bellingham plant in Massachusetts during 2002. The increase in generating capacity was substantially offset, however, by lower wholesale electricity prices in the United States. See “—Factors Affecting Results of Operations—Effect of Market Prices”. Due to uneconomic prices, we mothballed our 1,100 MW combined cycle gas turbine Hays power station in January 2004 for an indefinite period. In addition, in light of continued reduced levels of wholesale electricity prices and future price forecasts in the ERCOT (Texas) and NEPOOL (New England) markets, we reviewed the balance sheet book values of our generating facilities in the United States during 2003. This review resulted in an impairment of those assets by an aggregate amount of $663 million (£404 million). We recognized this amount as an exceptional charge. Our share of turnover from joint ventures in the region increased 17% during the year ended 31 December 2003 to £70 million (17% of gross turnover) compared with our share of turnover in the year ended 31 December 2002.

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

     During the year ended 31 December 2003, we recorded other operating income of £27 million from Alstom relating to compensation payments in respect of income we lost during the year as a result of construction delays and consequent plant unavailability, as well as compensation for reduced output and efficiency arising out of ongoing technical problems with our turbines. These payments were in addition to payments of £102 million during the year ended 31 December 2002, £80 million during the year ended 31 December 2001 and £28 million with respect to the nine months ended 31 December 2000. Alstom is both the manufacturer of the GT24B gas turbines and the principal contractor for the construction of our plants in Texas and Massachusetts. During 2003 we have accepted into service the majority of the turbines provided by Alstom and accordingly we do not expect to receive further liquidated damages related to Alstom’s non-performance. During the year ended 31 December 2003, the Group also recorded US$169 million (£94 million) from Alstom in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts. These amounts have been recorded as a reduction in the cost of the plant and therefore not included in income.

     Operating costs consist of both fixed operating costs, such as depreciation, payroll and property taxes, and variable operating costs, such as fuel costs. Our fixed costs base has remained at a similar level to 2002, despite the increased plant capacity in 2003. This is due to reduced depreciation resulting from the lower carrying value of plant following compensation payments for shortfalls in long-term performance levels. Where appropriate, we seek to minimise the impact of fluctuations in fuel supply cost by locking in our fuel supply at the same time that we sell our output. However, during 2003 fuel costs increased significantly compared to the year ended 31 December 2002 partly due to the increased capacity but also due to significant increases in gas prices.

     Profit before interest and tax, excluding exceptional items decreased to £2 million in the year ended 31 December 2003 from £99 million in 2002. This was due to a combination of low spark spreads and declining compensation payments from Alstom.

EUROPE

	Year ended 31	Year ended 31
	December 2003	December 2002
	£m	£m
Turnover	474	440

PBIT (pre-exceptional items)	103	100
Exceptional items	7	(103)

PBIT	110	(3)

     To reflect our current management structure, we report the results of our Middle East business for the year ended 31 December 2003 as a separate region rather than with the European business results. Accordingly, the results of operations of our Europe and Middle East businesses during the year ended 31 December 2003 are not comparable with the results of operations for the Europe and Middle East business during the year ended 31 December 2002.

     Our European business region consists of plants in the United Kingdom, the Czech Republic, Portugal and Turkey. Gross turnover in our European business region increased by 7.7% from £440 million in the year ended 31 December 2002 to £474 million the year ended 31 December 2003. Notwithstanding the poor wholesale prices in the United Kingdom, turnover at Rugeley increased as a result of a change from revenue earned as a fee under a tolling agreement in 2002 to revenues from sales of electricity in a merchant market in 2003. Deeside’s turnover fell over the same period reflecting weak wholesale prices. Improved performance from our assets in Turkey and the Czech Republic under long-term and medium-term supply agreements, contributed higher turnover in these areas. Turnover from joint ventures and associates for the year ended 31 December 2003 of £237 million increased 3% from £231 million for the year ended 31 December 2002.

     Wholesale electricity prices in the United Kingdom continued at very low levels during the period, although they showed some improvement in the second half of 2003. See “—Factors Affecting Results of Operations—Effect of Market Prices” and “Item 3. Key Information—Risk Factors—Market prices for power in the markets where some of our projects operate have been volatile and depressed in recent years”. We continue to limit the amount of output from Deeside and Rugeley we sell pursuant to forward contracts, as we do not wish to lock in prices at this low point of the market cycle. Outside the United Kingdom, the output from our generation facilities is subject to medium term offtake agreements and long term PPAs that are not as exposed to direct fluctuations in wholesale electricity prices.

     Operating costs consists of both fixed operating costs, such as depreciation, payroll and property taxes, and variable operating costs, such as fuel costs. Our variable costs during the period increased as a result of significant increases in gas and coal prices in the United Kingdom and the need to buy coal at Rugeley following the termination of the tolling agreement.

     Profit before interest and tax increased from a loss before interest and tax of £3 million during the year ended 31 December 2002 to a profit before interest and tax of £110 million during the year ended 31 December 2003. This increase primarily reflects increased turnover discussed above as well as the effect of an exceptional gain of £7 million on the sale of an investment asset in the Czech Republic as compared with an exceptional charge of £103 million related to the impairment of assets in the United Kingdom during the prior period. Profit before interest and tax, excluding exceptional items increased by 3% from £100 million during the year ended 31 December 2002 to £103 million during the year ended 31 December 2003, despite the difficult trading environment in the UK, principally as a result of improved performance within the Czech Republic.

MIDDLE EAST

	Year ended 31	Year ended 31
	December 2003	December 2002
	£m	£m
Turnover	33	—

PBIT (pre-exceptional items)	23	9
Exceptional items	—	—

PBIT	23	9

     Our Middle East business region consists of a 100% interest in Al Kamil Power Company SAOC, a power plant located in Oman, a 20% interest in Shuweihat CMS International Power Company, a power and water plant under construction in the UAE and a 20% interest in Arabian Power Company, a power and water plant located in the UAE. Al Kamil reached Commercial Operation Date on 17 July 2003 and the interest in Arabian Power Company was acquired on 1 July 2003. Turnover during the year ended 31 December 2003 was

£33 million. We have long term contracts in place for all the output from our generation facilities in the Middle East until at least 2017.

     Profit before interest and tax, representing turnover, less operating costs, was £23 million during the year ended 31 December 2003, the first year of operations in our Middle East business region.

AUSTRALIA

	Year ended 31	Year ended 31
	December 2003	December 2002
	£m	£m
Turnover	224	226

PBIT (pre-exceptional items)	101	101
Exceptional items	—	—

PBIT	101	101

     Our Australian business region consists of the Hazelwood plant in Victoria and the Pelican Point plant in South Australia, together with the Synergen peaking units dispersed in South Australia. Further, the construction of the 687 km SEA Gas pipeline was completed on 1 January 2004 on schedule and on budget. The pipeline will be used to transport gas from the Minerva gas field offshore from Victoria by the end of 2004 predominantly for Pelican Point. Additionally, during 2004 we commenced the construction of the 46 MW Canunda Power wind farm scheduled for full commercial operation in 2005. We also conduct energy trading activities, and in line with our business in North America, these are principally focused on hedging the physical output of our plants. However, we also perform limited proprietary trading, which is subject to defined risk limits.

     Turnover in Australia remained essentially flat during the year ended 31 December 2003, decreasing from £226 million in the year ended 31 December 2002 to £224 million in the year ended 31 December 2003. This reflects the fact that, while electricity prices in Victoria and South Australia were lower in 2003 than during the prior period, most of our revenue was protected by forward contracts. In addition, we have forward contracts in place for most of the output from our generation facilities in Australia for the remainder of 2004.

     Profit before interest and tax remained flat at £101 million during both the year ended 31 December 2003 and 31 December 2002, as did other variable and fixed costs. We have minimal exposure to fuel price risk due to our ownership of the open cast lignite mine at Hazelwood and the long-term gas supply arrangements for Pelican Point.

REST OF WORLD

	Year ended 31	Year ended 31
	December 2003	December 2002
	£m	£m
Turnover	128	148

PBIT (pre-exceptional items)	84	108
Exceptional items	55	42

PBIT	139	150

     Our Rest of World portfolio consists principally of plants in Pakistan, Malaysia and Thailand. During 2003, Malakoff in Malaysia acquired 100% of Prai Power, a 350 MW CCGT plant and 90% equity interest in Tanjung Bin, a 2,100 MW coal-fired plant bringing our total net installed capacity to 1,310 MW. During the period we sold a 5% shareholding in HUBCO generating cash proceeds of £21 million. We have booked an exceptional gain of £52 million, reflecting the profit on this sale and the reversal of a previous impairment provision. In addition, we concluded our divestments in China, realising an exceptional gain of £3 million in 2003.

     Gross turnover decreased by 13% from £148 million in the year ended 31 December 2002 to £128 million in the year ended 31 December 2003. This was mainly due to a reduction in turnover from our associates in the region.

     During the year ended 31 December 2003, we received dividends from KAPCO (treated as a cost investment) of £33 million, compared with £31 million in 2002. During 2002, we received a total dividend of £73 million. The additional £42 million related to the settlement of past receivables and was therefore recorded as an exceptional item due to its non-recurring nature.

     We have long-term PPAs for each of our plants in this region and therefore financial performance is not subject to fluctuations in energy prices. In common with most PPAs, availability is the key factor in determining profitability and all our plants continue to maintain excellent standards.

     Variable and fixed costs remained very flat at our subsidiary in the region during the year. The lower profit was largely attributable to a lower share of profit from our associates. Malakoff profits remained level, however our share of profits from HUBCO in 2002 benefited from the finalisation of the settlement agreement.

     Profit before interest and tax, excluding exceptional items, decreased by 7.3% from £150 million during the year ended 31 December 2002 to £139 million during the year ended 31 December 2003.

Year ended 31 December 2002 as compared with the year ended 31 December 2001

NORTH AMERICA

	Year ended 31	Year ended 31
	December 2002	December 2001
	£m	£m
Turnover	315	237

PBIT (pre-exceptional items)	99	93
Exceptional items	—	—

PBIT	99	93

     During the year ended 31 December 2002, we completed our 3,890 MW construction program in the United States when the last two units at Hays, our 1,100 MW plant in Texas, and our 570 MW plant at Bellingham in Massachusetts, commenced commercial operation. Accordingly, our total net installed capacity in North America increased during the period to 4,418 MW. In addition, we received final regulatory approval to commence construction of a 540 MW plant in Brookhaven on Long Island in New York, however, no construction has as yet commenced. We have subsequently entered into a joint venture partnership with KeySpan Energy Development Corp. to seek to utilise this site. We also conducted energy trading activities in North America, which were principally focussed on selling the physical output of our plants. However, we also performed limited proprietary trading that was subject to defined risk limits.

     Gross turnover in our North American business region increased by 33% from £237 million during the year ended 31 December 2001 to £315 million in 2002. The increase in gross turnover principally reflected the increase in generating capacity during the period from a maximum capacity of 3,020 MW as at 31 December 2001 to a maximum capacity of 4,415 MW as at 31 December 2002. The increase in generating capacity was offset, however, by lower wholesale electricity prices in our markets. See “—Factors Affecting Results of Operations—Effect of Market Prices”. As a result of these lower wholesale electricity prices, our share of turnover from joint ventures during the year ended 31 December 2002 was £60 million (19% of gross turnover), a decrease of 22% as compared to the year ended 31 December 2001.

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

     Operating costs consist of both fixed operating costs, such as depreciation, payroll and property taxes, and variable operating costs, such as fuel costs. Our fixed cost base increased in line with the completion of the construction programme and the commencement of commercial operations of our new units at Hays and our new plant at Bellingham. Variable costs tracked our profile of physical output. Where appropriate, we sought to minimise the impact of fluctuations in fuel supply cost by locking in our fuel supply at the same time that we sold our output.

     Profit before interest and tax in the region increased by 6% from £93 million during the year ended 31 December 2001 to £99 million during the year ended 31 December 2002. The increase in profit before interest and tax primarily reflects the increased generating capacity, together with the impact of the continued compensation payments from Alstom.

EUROPE

	Year ended 31	Year ended 31
	December 2002	December 2001
	£m	£m
Turnover	440	521

PBIT (pre-exceptional items)	100	141
Exceptional items	(103)	20

PBIT	(3)	161

     Our European business region consists of plants in the United Kingdom, the Czech Republic, Portugal and Turkey. In March 2002, as a result of uneconomic wholesale electricity prices in the England and Wales electricity market, we mothballed half the generation capacity of our Deeside power station. In November 2002, the boiler house roof collapsed at one of EOP’s combined heat and power plants in the Czech Republic, resulting in a loss of heat supply for eleven days and full power output for four weeks. In November 2002, TXUEET entered administration. We had a tolling agreement with TXUEET which covered the full capacity of our Rugeley power station through to the end of 2005. As a result of TXUEET’s administration, the tolling agreement was terminated. While we were entitled to an early termination payment and continued to take all necessary steps to maximise recovery, Rugeley became responsible for the purchase of fuel and sale of power (functions previously undertaken by TXUEET) and is consequently exposed to fluctuations in wholesale electricity prices.

     Gross turnover in our Europe business region decreased by 16% from £521 million in the year ended 31 December 2001 to £440 million in the year ended 31 December 2002. The decrease reflects the impact on the current period of our disposal of our 25% equity ownership in UFG in Spain during the prior year as well as the impact of mothballing half the generation capacity of our Deeside power station, partially offset by a full year’s contribution from Rugeley, which we acquired in July 2001. Turnover from joint ventures and associates in the region during 2002 was £231 million (52% of the region’s gross turnover), a decrease of 35% as compared to 2001, again reflecting the sale of UFG.

     Wholesale electricity prices in the United Kingdom dropped to very low levels during the period, reflecting generation overcapacity. See “—Factors Affecting Results of Operations—Effect of Market Prices” and “Item 3. Key Information—Risk Factors—Market prices for power in the markets where some of our projects operate have been volatile and depressed in recent years”. While we continue to seek to sell forward our output from Deeside and Rugeley, we have limited the amount of output we sell pursuant to forward contracts and the duration of those forward contracts, as we do not wish to lock in prices at this low point of the market cycle. Consequently, output from Deeside and, since the termination of its tolling agreement with TXUEET, Rugeley has been exposed to fluctuations in market prices. In recognition of the uncertainty on the timing of wholesale electricity price recovery, during the period we wrote down the value of our Deeside plant by £45 million and of our Rugeley plant by £58 million. We recorded both of those amounts as exceptional items.

     Outside the United Kingdom, the output from our generation facilities is subject to medium term offtake agreements and long term PPAs that are not as exposed to direct fluctuations in wholesale electricity prices.

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

     Profit before interest and tax, excluding exceptional items, decreased by 23% from £141 million during the year ended 31 December 2001 to £109 million during the year ended 31 December 2002. This decrease primarily reflected reduced turnover as well as increased operating costs discussed above.

MIDDLE EAST

	Year ended 31	Year ended 31
	December 2002	December 2001
	£m	£m
Turnover	—	—

PBIT (pre-exceptional items)	9	—
Exceptional items	—	—

PBIT	9	—

     The £9 million profit in the year ended 31 December 2002, the first year we separately reported our Middle East Region was principally attributable to the recovery of development costs previously written off.

AUSTRALIA

	Year ended 31	Year ended 31
	December 2002	December 2001
	£m	£m
Turnover	226	194

PBIT (pre-exceptional items)	101	72
Exceptional items	—	—

PBIT	101	72

     Our Australian business region consists of the Hazelwood plant in Victoria and the Pelican Point plant in South Australia, together with the Synergen peaking units dispersed in South Australia. We conducted energy trading activities, and in line with our business in North America, these were principally focused on hedging the physical output of our plants. However, we also performed limited proprietary trading, which was subject to defined risk limits.

     Turnover in Australia increased by 16% from £194 million in the year ended 31 December 2001 to £226 million in the year ended 31 December 2002. This increase in turnover principally reflected improved electricity prices in Victoria and South Australia. In Victoria, the average price secured in 2001 was approximately A$41 per MW hour as compared to A$40 per MW hour in 2000. We had forward contracts in place for most of the output from our generation facilities in Australia for most of 2003.

     Profit before interest and tax increased by 40% from £72 million in the year ended 31 December 2001 to £101 million in the year ended 31 December 2002. This increase principally reflected improved margins as a result of improved wholesale electricity prices. We had minimal exposure to fuel price risk due to our ownership of the open cast lignite mine at Hazelwood and the long-term gas supply arrangements for Pelican Point.

REST OF WORLD

	Year ended 31	Year ended 31
	December 2002	December 2001
	£m	£m
Turnover	148	151

PBIT (pre-exceptional items)	108	48
Exceptional items	42	2

PBIT	150	50

     Our Rest of World portfolio consists principally of plants in Pakistan, Malaysia and Thailand. During 2002, the capacity of our existing plant in Malaysia was increased by 14% bringing our total net installed capacity to 1,350 MW. Following the resolution of a tariff dispute between HUBCO, KAPCO and WAPDA during 2002 we began to receive regular dividend payments from HUBCO and KAPCO for the first time in over three years. During the period, we received a dividend payment of £73 million from KAPCO, of which £42 million related to the settlement of prior year receivables. We treated this £42 million payment as an exceptional item due to its non-recurring nature.

     Gross turnover decreased by 2% from £151 million in the year ended 31 December 2001 to £148 million in the year ended 31 December 2002. Our share of turnover from associates in this category during the year ended 31 December 2002 was £122 million, an increase of 4% as compared to the year ended 31 December 2001 of £118 million.

     We had long-term PPAs for each of our plants in this region and therefore financial performance was not subject to fluctuations in energy prices. In common with most PPAs, availability was the key factor in determining profitability and all our plants maintained excellent standards.

     Profit before interest and tax, excluding exceptional items, increased by 125% from £48 million during the year ended 31 December 2001 to £108 million in 2002. The increase in operating profit principally reflected the resumption of dividends from KAPCO. According to the settlement agreement between International Power, KAPCO and WAPDA (the sole customer for KAPCO’s output), WAPDA will continue to settle outstanding balances with KAPCO.

Exceptional Items

     Year ended 31 December 2003

               During the year ended 31 December 2003, we recorded the following operational exceptional items:

•	The impairment of our plants in the United States by $663 million (£404 million); and

•	The reversal of a past impairment with respect to our investment in HUBCO in Pakistan of £35 million.

     We reviewed the carrying values of our merchant plants in the United States (Hays, Midlothian, Blackstone, Bellingham and Milford) following a share decline in both current and forward electricity prices in the ERCOT (Texas) and NEPOOL (New England) electricity markets. Based on a risk adjusted discount rate of 9.7% to the post-tax cash flows expected from the plants over their remaining lives, we recorded an impairment of £404 million.

     Additionally, we recorded the following non-operational exceptional items:

•	Profit on the disposal of a 5% shareholding in HUBCO of £17 million;

•	Profit on the disposal of a Czech fixed asset investment of £7 million held by EOP in Czech Republic; and

•	A gain relating to the final disposal of assets in China of £3 million.

Year ended 31 December 2002

     During the year ended 31 December 2002, we recorded the following three exceptional items:

•	the write-down of the Deeside plant by £45 million;

•	the write-down of the Rugeley plant by £58 million;

•	the recognition of dividend income of £42 million from KAPCO in Pakistan, which relates to the settlement of prior year receivables.

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

     KAPCO resumed paying us dividends in 2002. Dividends in 2002 included a payment of £42 million in respect of receivables relating to earlier periods—collection was a direct result of the settlement of the dispute between KAPCO and WAPDA in 2001. We have treated this amount as exceptional because of its non-recurring nature.

Year ended 31 December 2001

     During the year ended 31 December 2001, we recorded five exceptional items:

•	We reassessed an onerous lease provision to take account of the anticipated results of the rent reviews and to reflect the impact of previously vacant space which was leased during the year. As a result of this reassessment, £8 million of the provision was released.

•	During the period we provided £10 million in respect of a bank guarantee given on behalf of our trade investment, Elcogas. It is probable that the guarantee will be called to prevent Elcogas from breaching capital structure requirements under the Spanish Commercial Code.

•	On 25 July 2001, the group sold its investment in Unión Fenósa Generacion S.A., or UFG, realising a profit of £30 million.

•	During the period the China exit provision (created in the nine month period ended 31 December 2000) was reassessed following the disposal of the majority of its remaining investments in China. As a result of this reassessment, £2 million of the provision was released.

•	The exceptional interest charge of £29 million represents the cost of cancelling the existing interest rate swaps and amortising capitalised arrangement fees in connection with the successful refinancing of the non-recourse debt facility for the Hazelwood power plant in Victoria, Australia.

Other Costs

Corporate costs

     We operate from a corporate office in London, and a small engineering office in Swindon, where our corporate and business functions are based to support our worldwide operations. Continued control resulted in a modest decrease in the cost of providing these services, from £29 million for the year ended 31 December 2002 to £28 million for the year ended 31 December 2003.

     In addition, we operate regional business support offices in the United States, Australia, the United Kingdom and UAE.

     These offices vary in size dependent on the scale of operations in the region, and apart from the United States and Australia, are primarily focused on business development. We supported our US business from offices in Houston, Texas and Marlborough, Massachusetts until 2002, when we decided to close our Houston office and combine these activities in Marlborough; we have made significant progress in achieving this consolidation. We incurred the majority of the one-off costs of approximately £3 million associated with this consolidation in 2002.

Net interest

     Net interest payable during the year ended 31 December 2003 was £127 million, a decrease of 4% as compared with £132 million during the year ended December 31, 2002. Interest payable during the year ended 31 December 2003 included an exceptional interest charge of £16 million. This exceptional interest charge related to the write-off of unamortised facility costs in the United States and the United Kingdom that were or are currently under negotiations. In the United Kingdom, we restructured the non-recourse debt facility for Rugeley and reduced the principal amount of this facility to £90 million from £160 million. In the US, our ANP bank facility is currently in default and ANP is continuing to seek to renegotiate the structure of the ANP Bank Facility with the lender under that facility. As it is not possible to reliably estimate the nature or timing of any renegotiated facility the capitalised fees were written off. Excluding exceptional interest charges, net interest payable during the year ended 31 December 2003 decreased by 16%.

     Net interest payable during the year ended 31 December 2002 was £132 million, a decrease of 13% as compared with £152 million during the year ended 31 December 2001. Interest payable during the year ended 31 December 2001 included an exceptional interest charge of £29 million. This exceptional interest charge represents the cost of cancelling interest rate swaps and amortising capitalised arrangement fees in connection with the refinancing of the A$1.2 billion non-recourse debt facility for the Hazelwood power plant in Victoria, Australia. Excluding exceptional items, net interest payable increased by 7% from £123 million during the year ended 31 December 2001.

     During the year ended 31 December 2003, corporate and subsidiary operations accounted for interest payable of £79 million (comprising gross interest of £123 million, primarily associated with bonds, bank loans and overdrafts, offset by £23 million interest receivable, foreign exchange gains of £19 million and by capitalised interest of £2 million) as compared with £97 million during the year ended 31 December 2002 (comprising gross interest of £126 million, offset by £24 million interest receivable and by capitalised interest of £5 million), a decrease of 19%.

     During the year ended 31 December 2003, associated companies and joint ventures had a net interest payable of £32 million, as compared with £35 million during the prior period.

     Consolidated interest cover (excluding extraordinary items) during the year ended 31 December 2003 was 2.6 times, as compared with 2.9 times during the year ended 31 December 2002. As at 31 December 2003, we were within all financial and interest coverage covenants under the terms of our financing agreements.

Taxation

     The tax charge for the year was £28 million, compared with £76 million for the year ended 31 December 2002. The substantial decrease in the tax charge reflects an exceptional tax credit of £26 million principally relating to a net write back of deferred taxes following the impairment of our plants in the United States. Excluding exceptional items, the tax charge for the year ended 31 December 2003 was £54 million. This tax charge represents an effective tax rate of 31% compared to 30% in the prior period.

     We have continued to benefit from the utilisation of tax losses and the availability of certain overseas tax concessions. These concessions are expected to expire in the medium term.

Liquidity

     The following table shows cash flow for the periods indicated.

	Year ended 31 December
	2003	2002	2001
	(£ millions)
Net cash inflow from operating activities	184	276	274
Dividends received from associates and joint ventures	68	84	59
Dividends received from fixed asset investments – ordinary (KAPCO)	33	31	—

Cash flow from operating activities and dividend receipts (excluding exceptionals)	285	391	333
Dividends received from fixed asset investment - exceptional (KAPCO)	—	42	—
Return on investments and servicing of finance - ordinary (excluding KAPCO dividends)	(84)	(88)	(105)
Return on investments and servicing of finance - exceptional (excluding KAPCO dividends)	(4)	(25)	—
Tax	(14)	(20)	(1)
Capital expenditure and financial investment – ordinary	(74)	(159)	(406)
Capital expenditure and financial investment – exceptional	11	—	—
Acquisitions and disposals – ordinary	—	(144)	318
Acquisitions and disposals – exceptional	24	—	—

Net cash inflow/(outflow) before management of liquid resources and financing	144	(3)	139
Management of liquid resources	(20)	—	(48)
Financing activities	(260)	210	406

(Decrease)/increase in cash	(136)	207	497

Returns on investments and servicing of finance - ordinary
Dividends received from fixed asset investments (KAPCO)	33	31	—
Net interest paid and similar charges	(84)	(88)	(105)

	(51)	(57)	(105)

Returns on investments and servicing of finance - exceptional
Dividends received from fixed asset investments (KAPCO)	—	42	—
Net interest paid and similar charges	(4)	(25)	—

	(4)	17	—

     We have included the sub-total cash flow from operating activities and dividend receipts (excluding exceptionals) within the above liquidity table, as this represents total cash flow from our operating assets before financing, tax and capital expenditure. We believe that the presentation of this measure provides useful information to our investors.

     Cash flow from operating activities and dividend receipts (excluding exceptionals) for the year ended 31 December 2003 decreased by 27% to £285 million as compared with £391 million for the year ended 31 December 2002. The principal reasons include lower operating profit performance from the US and the UK and a reduction in dividend receipts from joint ventures and associates. Cash flow from operating activities and dividend receipts (excluding exceptional items) for the year ended 31 December 2002 increased by 17% to £391 million as compared with £333 million for the year ended 31 December 2001. This increase principally reflected improved profit performance, particularly in Australia and the United States, as well as an increase in dividend receipts from joint ventures and associates, including the resumption of dividends from KAPCO and HUBCO in Pakistan.

     We received an exceptional dividend from a fixed asset investment during the year ended 31 December 2002 in relation to the payment by KAPCO of receivables related to earlier periods.

     Net interest paid and similar charges was £88 million during the year ended 31 December 2003, a decrease of 22% as compared with £113 million during the year ended 31 December 2002. Net interest paid and similar charges excluding exceptional items was £84 million, a decrease of 5% from £88 million in 2002. This includes payments for interest, debt issuance cost and dividends paid to minority interests and is net of receipts of interest income and dividend income. This decrease reflects a small reduction in average debt levels over the course of the year, together with a slightly lower cost of debt. Similarly, the decrease in the year ended 31 December 2002 compared with 2001 also reflected a decrease in average debt levels and a slightly lower average cost of debt in 2002. During the year ended 31 December 2003, we recorded an exceptional cash outflow under returns on investment and servicing of finance of £4 million in connection with costs associated with renegotiating the £160 million non-recourse facility for Rugeley which was reduced to £90 million in August 2003. During the year ended 31 December 2002, we also recorded an exceptional cash outflow of £25 million in connection with costs associated with refinancing and significantly extending the maturity of the A$1.2 billion non-recourse debt facility associated with our power plant at Hazelwood in Australia.

     Capital expenditure to maintain the operating capacity of our power stations has increased to £64 million compared with the previous two years which were stable at £48 million, reflecting the completion of our new build capacity in Massachusetts and Texas in 2002. Capital expenditure to increase our operating capacity amounted to £57 million as compared to £96 million in the previous year, reflecting spend on the build of our US and Al Kamil plants. Capital expenditure to increase our operating capacity during the year ended 31 December 2002 was significantly lower than in 2001 (£358 million) reflecting the progressive completion of our US new build programme. During the year ended 31 December 2003, the Group received £56 million from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts.

     Acquisitions and disposals during the year ended 31 December 2003 principally comprises cash receipts from the sale of a 5% holding in HUBCO and from the sale of our investment in VCE (Czech Republic). Acquisitions and disposals during the year ended 31 December 2002 principally comprise the final payment of £133 million to TXUEET in respect of the acquisition of Rugeley power station in the United Kingdom.

Capital Resources

     We are of the opinion that the working capital is sufficient for the company’s present requirements.

     The following table shows our net debt position as at 31 December 2003, 2002 and 2001.

	2003	2002	2001
	£m	£m	£m
Cash and liquid resources	743	842	643
Euro dollar bonds	—	(37)	(41)
Convertible bonds	(200)	(231)	(248)
Loans - non-recourse	(1,235)	(1,386)	(1,251)

Net debt	(692)	(812)	(897)

     Net debt as at 31 December 2003 was £692 million as compared with £812 million as at 31 December 2002. Our net debt excludes our share of joint ventures’ and associates’ debt. Our share of joint ventures’ and associates’ debt was £712 million as at 31 December 2003 as compared with £503 million as at 31 December 2002. These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power plc or any other group company. In view of the significance of these amounts, we have disclosed them separately.

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

     The decrease in our net debt during the period reflects a strong operating cash flow of the business and the positive impact of translation of net debt balances denominated in foreign currencies, offset by the write-off of unamortised facility fees in the US. Net debt at 31 December 2003 is shown net of facility fees of £15 million, which have been capitalised and offset against the debt in accordance with accounting standard FRS 4. At 31 December 2003, 82% of our borrowing was at fixed rates after taking into account interest rate swaps. The weighted average interest rate of the fixed rate debt was 7%.

     On 31 December 2003, we had aggregated debt financing of £1,435 million denominated principally in US dollars, Australian dollars, Sterling and Czech Koruna. Of this amount £531 million and £83 million is due for repayment within one year and two years, respectively, with the majority of the remaining balance due after 2008.

     The decrease in debt due within one year resulted from £82 million of the Rugeley debt being reclassified as non current after it was renegotiated. £74 million of this debt was also repaid during the year. Debt due within one year also reduced as a result of the redemption of US$254 million of the 2% Convertible US Dollar Bonds 2005. At the end of December 2002 there was £231 million disclosed in current debt which has now been repaid.

     At 31 December 2003, we were in discussions with bank groups in relation to claimed defaults on the non-recourse debt for the US merchant portfolio. As these issues were not formally resolved at 31 December 2003, the debt at ANP has been reported as current non-recourse debt in our accounts.

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

     On 31 December 2002, we had aggregated debt financing of £1,654 million denominated principally in US dollars, Australian dollars, Sterling, Thai Baht and Czech Koruna. Of this amount, £1,078 million and £39 million is due for repayment within one year and two years, respectively, with the majority of the remaining balance due after 2007.

     The substantial increase in debt due within one year arises as a result of events in both the United Kingdom and the United States. In the United Kingdom, TXUEET was placed in administration and our tolling contract was terminated. The termination of the tolling contract was an event of default under the £160 million non-recourse term loan that we used to finance our acquisition of Rugeley. Consequently, that debt was reported as current non-recourse debt at 31 December 2002. On 29 August 2003, we reached formal agreement with our bank group resolving these issues and therefore the debt at Rugeley has been redesignated to its contractual maturity.

     At 31 December 2002 in the United States, following a number of refuted technical events of default, we were in discussions with our bank group. These alleged events of default principally related to the availability of insurance cover for terrorism (which we have now obtained but was not generally available post-11 September 2001), our alleged failure to elect early completion of performance recovery periods and our alleged failure to achieve an agreed commercial operation date. In May 2003, our bank group waived all these claimed technical defaults and this debt was redesignated to its original maturity.

Commitments and contingent liabilities

     The following table summarises our principal contractual financial obligations at 31 December 2003, certain of which are described in the consolidated financial statements and notes. Further analysis of these individual obligations is provided in notes 20, 21, 30, 31 and 32 to the financial statements. We expect to be able to fund such obligations from ongoing operations and our existing or replacement resources and facilities.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(£ in millions)
Short-term debt	531	531	—	—	—
Long-term debt	904	—	113	211	580
Property leases	67	5	10	14	38
Capital commitments	75	75	—	—	—
Commitments for the supply and transportation of fuel	666	74	128	169	295

Total contractual obligations	2,243	685	251	394	913

     Our contingent liabilities at 31 December 2003 are described in note 32 to the consolidated financial statements. We monitor all contingent liabilities, including matters relating to the environment, via a process of consultation and evaluation which includes senior management, internal and external legal advisers and internal and external technical advisers. This process results in conclusions with respect to potential exposure and we make or adjust provisions accordingly by reference to accounting principles. Management believes that we have adequately provided for contingencies which are likely to become payable in the future. None of these contingencies is material to our financial condition, results of operations or liquidity.

Off Balance Sheet Arrangements

     Our associates are off balance sheet arrangements. Our share of joint ventures’ and associates’ debt was £712 million as at 31 December 2003 as compared with £503 million as at 31 December 2002.

Item 6. Directors, Senior Management and Employees

Board of Directors and Executive Officers

     We operate under the overall direction of our Board of Directors (the “Board”), which has responsibility for defining strategy, ensuring the successful implementation of approved projects/proposals and for the financial policies of the Group. The Board currently consists of a Chairman, four Executive Directors and three Non-Executive Directors. Our Articles of Association provide that at each Annual General Meeting (AGM) of shareholders one third of the Directors will retire (on a rotating basis) and are eligible for re-appointment at such meeting. The following table sets forth the age and function of each of our Directors and executive officers.

Directors and Executive Officers	Age	Position held
Sir Neville Simms	59	Chairman
Philip Cox	52	Chief Executive Officer and Director
Mark Williamson	46	Chief Financial Officer and Director
Stephen Riley	42	Executive Director, Europe and Director
Anthony (Tony) Concannon	40	Executive Director, Australia and Director
Anthony (Tony) Isaac	62	Non-Executive Director
John (Jack) Taylor	65	Non-Executive Director
Adri Baan	60	Non-Executive Director
Stephen Ramsay	42	Company Secretary

     Sir Neville Simms became a Non-Executive Director of National Power in August 1998 and was appointed Chairman of International Power in October 2000. He is currently Chairman of Carillion plc, and a member of the President’s Committee of the CBI.

     Philip Cox joined the Company on 1 May 2000 from Invensys plc and became Chief Financial Officer in October 2000. Philip was appointed Chief Executive Officer of International Power in December 2003. He has responsibility for the overall management of the business and the delivery of its strategy. He is a Non-Executive Director of Wincanton plc.

     Mark Williamson joined the Company in September 2000 from the Simon Group plc, and became Group Financial Controller responsible for the Company’s financial reporting. Mark was appointed Chief Financial Officer of International Power in December 2003. His responsibilities include financial control and reporting, tax and risk management.

     Stephen (Steve) Riley joined the business in 1985, holding senior positions in two UK power stations. He was appointed International Power’s Managing Director, Australia in January 2000. In August 2003 he took up his current position as head of the European region. Stephen was appointed to the Board in January 2004.

     Anthony (Tony) Concannon joined the business in 1982. In October 2000 Tony became International Power’s Country Manager for the United Kingdom. He took up his current role leading the Australian business in August 2003. Anthony was appointed to the Board in January 2004.

     Anthony (Tony) Isaac became a Non-Executive Director of the Company in October 2000 and is the Senior Independent Director. He is the Chief Executive of The BOC Group plc and is a Non-Executive Director of Schlumberger Limited.

     John (Jack) Taylor has 37 years’ experience in project finance, private equity and international banking. Having served as the Asian Development Bank’s Director-Infrastructure, Energy, and Financial Sectors Department West and Private Sector Group, following a 30-year career as a senior executive with The Chase, Jack is today active in private equity in the UK, Europe and Asia.

     Adri Baan became one of our Non-Executive Directors in June 2002. He was previously CEO of Philips Consumer Electronics, Member of the Board of Management. He is currently on the Boards of ASMI, KVWS, ICI PLC and Wolters Kluwver.

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

     The following table sets forth key members of our senior management.

Senior Management	Age	Position held
Ian Nutt	51	President of ANP
Ranald Spiers	48	Regional Director, Middle East
Peter Barlow	50	Director of Corporate Finance
Vince Harris	52	Regional Director, Rest of the World and Chief Executive Officer of Hub Power Company
Gareth Griffiths	33	Director of Global Trading
Ken Teasdale	51	Director of Operations and Engineering
Penny Chalmers	37	Director of Global Resources
Sean Neely	38	Director of Mergers & Acquisitions
Ken Oakley	41	Group Tax Manager

     Ian Nutt is the President of ANP. In his last role he was our head of Global Operations and, in addition, played a critical role in asset management. He has 28 years experience in development, operation and maintenance of power plants.

     Ranald Spiers is head of our Middle East region. He has been with us for eleven years, having previously worked for BP for twelve years across a wide spectrum of industries, including petrochemicals, detergents, oil refining, downstream gas, advanced materials and aerospace.

     Peter Barlow is the head of Corporate Finance for International Power and is responsible for funding and bank relationships. Peter joined us in 1998 and has been especially involved in Corporate Finance, Project Finance and Treasury activities since that time.

     Vince Harris is the new head of Rest of the World and CEO of the Hub Power Company in Pakistan. He was responsible for managing the disposal of our Chinese assets. He is a chartered engineer and has 34 years’ experience in the power generation industry.

     Gareth Griffiths is the director of Global Trading with responsibility for our trading operations in the UK, USA and Australia. He has 11 years’ experience in the industry and was previously Vice President, Marketing and Trading for our US business.

     Ken Teasdale is our director of Operations and Engineering. He is a chartered electrical engineer and a chartered mechanical engineer. He has over 30 years’ experience in the industry and was previously CEO of Hazelwood Power Company, a 1,610 MW power station at Victoria, Australia.

     Penny Chalmers is our director of Global Resources. She is responsible for group human resources including staffing and support of development of information technology and corporate communications. Penny has 16 years’ experience in the energy sector and has been with us since 1997.

     Sean Neely manages the Mergers and Acquisitions Group. He has 10 years’ experience in the industry. As well as acquisitions he has previous experience in strategic planning and project finance.

     Ken Oakley manages our Corporate Tax function. He joined us in October 2000, and is a chartered accountant and chartered tax advisor.

Corporate Governance

The Board

     The full Board met on nine occasions during the year. Tony Isaac was unable to attend two of these meetings. All other Directors were in attendance on the relevant meeting dates. Meetings of the Chairman and the Non-Executive Directors are also held without the Executive Directors being present. During 2003, two such meetings took place. The Non-Executive Directors intend to meet once a year without the Chairman present. This meeting will be chaired by Tony Isaac, the Senior Independent Non-Executive Director, and will include a review of the Chairman’s performance.

     From January to 30 November 2003, the Board comprised the Chairman (Sir Neville Simms); a Non-Executive Deputy Chairman (Peter Giller); two Executive Directors (David Crane and Philip Cox) and three Non-Executive Directors (Tony Isaac, Jack Taylor and Adri Baan). Tony Isaac is the Senior Independent Non-Executive Director. The three Non-

Executive Directors are considered to be independent. Peter Giller was not considered to be independent because of his former role as Chief Executive Officer of the Company.

     On 30 November 2003, David Crane resigned as a Director. On 11 December 2003 Philip Cox succeeded him as Chief Executive Officer. Also on 11 December 2003 Mark Williamson was appointed as Chief Financial Officer and an Executive Director. Peter Giller resigned as Deputy Chairman and as a Director on 31 December 2003. On 1 January 2004, Steve Riley and Tony Concannon were appointed as Executive Directors. The Board believes that it now has the skills and experience necessary to provide effective leadership and control of the Company.

     For the majority of 2003 the effectiveness of the Board was underpinned by a balance between Executive and Non-Executive Directors. Whilst there is at present one more Executive Director than independent Non-Executive Directors, the Chairman of the Company retains the casting vote. The Board is currently seeking to recruit a new Non-Executive Director. The Board has also indicated that it intends to appoint an additional Executive Director to head our US business in due course.

     In accordance with the Combined Code and our Articles of Association, all Directors submit themselves for re-election at least every three years and newly appointed Directors are subject to election by shareholders at the first Annual General Meeting (AGM) after their appointment. Arrangements are in place to ensure that newly appointed Directors receive comprehensive briefing, and training is provided for Directors on their roles and their legal obligations, to ensure that they are fully conversant with their responsibilities as Directors. In accordance with this policy the three recently appointed directors Tony Concannon, Steve Riley and Mark Williamson have already attended a course arranged through the Institute of Directors.

     A programme of continuous training is provided for the Directors. Directors are also kept informed of changes to the regulatory regime such as the revised Combined Code, new institutional investor guidelines and the Sarbanes-Oxley Act. All of the Directors have access to the advice and services of the Company Secretary and also to external independent advice should they so wish. Periodically the Board meets at the site of one of the Group’s assets and briefings are also given at Board meetings on particular parts of the business, including regional and functional reviews.

     The Board has responsibility for defining strategy, ensuring the successful implementation of approved projects/proposals and for the financial policies of the Group. It maintains a schedule of all matters requiring specific Board approval. Throughout 2003 this included all strategy decisions and significant capital investment proposals.

     The Board receives information on capital expenditure projects and investment proposals in advance of Board meetings, as well as management reports on the operational and financial performance of the business. Financial performance is monitored on a monthly basis and our overall performance of the Group is reviewed against approved budgets. At least once a year, the CEO presents a corporate strategy plan to the Board for review and approval. Each investment decision is made in the context of this plan.

     The Board has established business values and standards for the Company, which provide a framework for the Company to balance the interests of all its stakeholders in the conduct of its business. The Company’s Code of Business Conduct has been formally adopted by the Board and is set out on the Company’s website. This code includes a whistle blowing procedure and is in the process of being disseminated throughout the Group.

     A questionnaire on Board performance is completed by each Director and discussed with the Chairman and the Company Secretary. The results of this questionnaire are discussed with the Board as a whole. Overall these evaluations confirmed that the Directors considered that the Board and its Committees worked effectively. The contribution by individual Directors to Board and Committee meetings was considered to be high. The review did highlight the imbalance of the Board and, following the departure of David Crane, it was decided to widen and strengthen the Executive Director team of the Company.

     Chairman and Chief Executive Officer

     There is a clear division of responsibilities at the head of the Company between the roles of the Chairman and the CEO. The Chairman is responsible for the leadership and effective operation of the Board, in terms of its agenda, decision making and the utilisation of the skills and experience of the Directors. He monitors, with the assistance of the Company Secretary, the information provided to the Board to ensure that it is sufficient, pertinent, timely and clear. The Chairman is also responsible for ensuring that there is effective engagement and communication with shareholders. The CEO is responsible for the running of the Company, and leading the executive and operational teams in implementing the strategies approved by the Board.

     In addition to his role as Chairman of the Company, Sir Neville Simms is also Chairman of Carillion plc. The Board believes this does not compromise his role as Chairman of the Company.

     Philip Cox is also a Non-Executive Director of Wincanton plc.

     Non-Executive Directors and their Function

     Through membership of the Board Committees, the Non-Executive Directors have responsibilities for: ensuring that systems of internal control and risk management are appropriate and effective; evaluating the performance of management in meeting targets and objectives; setting the remuneration of Executive Directors; the appointment of Executive Directors; and senior management succession planning.

     We have established the following committees: the Audit Committee, the Remuneration Committee and the Appointments Committee.

Audit Committee

     The Audit Committee is responsible for selecting and fixing the remuneration of external auditors and reviewing the effectiveness of the external audit process. The Committee also ensures policies and procedures are in place to ensure that the external auditors remain independent. In addition to reviewing the Group’s accounts, results announcements, risk management and accounting policies, the Committee monitors the effectiveness of internal control systems for the Board. The Committee monitors the work of the internal audit function and its progress against the Group’s annual internal audit plan, and also reviews reports from the external auditors.

     The Audit Committee is comprised of all the independent Non-Executive Directors of the Company and the Chairman. Whilst the revised Combined Code states that the Audit Committee should be comprised of independent Non-Executive Directors only, the Board believes that due to the importance of the role of the Audit Committee, particularly in reviewing the role of the external auditors and internal control systems, it is appropriate for the Chairman to be a member of this Committee. The Audit Committee Chairman is Tony Isaac, who is a Fellow of the Chartered Institute of Management Accountants and, before becoming Chief Executive of The BOC Group plc, was its Group Finance Director. The Company Secretary acts as secretary to the Committee. During 2003 the Audit Committee met on four occasions. Tony Isaac and Jack Taylor attended each of these meetings, whilst Adri Baan and Sir Neville Simms attended three meetings each.

     Time is set aside for the Committee to meet the external auditors without executive management present and these sessions have been extended to include the head of the Group’s internal audit function. In addition to the members of the Committee, regular attendees at the Audit Committee meetings included representatives of the external auditors, the Chief Executive Officer, the Chief Financial Officer, the Group Financial Controller and the head of Internal Audit.

Remuneration Committee

     The Remuneration Committee is responsible for monitoring the performance of the Executive Directors of the Company against targets, and making recommendations to the Board on remuneration.

     The Committee is comprised of all of the independent Non-Executive Directors of the Company and the Chairman. The Chairman of the Committee is Adri Baan. The Human Resources Manager of International Power acts as secretary to the Committee. Whilst the revised Combined Code states that the Remuneration Committee should be comprised of independent non-executive directors only, the Board believes that given the importance of executive remuneration to the Company and the Chairman’s role in maintaining contact with its principal shareholders on Directors’ remuneration, it is appropriate that the Chairman of the Company be a member of the Committee. During 2003 the Remuneration Committee met on four occasions. Sir Neville Simms, Adri Baan and Jack Taylor attended each of these meetings whilst Tony Isaac attended two meetings.

Appointments Committee

     The Appointments Committee is responsible for matters of management succession and the identification and appointment of Directors. The Committee is comprised of the Chairman and all of the independent Non-Executive Directors of the Company. The Chairman of the Committee is Sir Neville Simms. The Human Resources Manager of International Power acts as secretary to the Committee. During 2003 the Committee met on three occasions. Sir Neville Simms was in attendance at all three meetings, whilst Adri Baan, Tony Isaac and Jack Taylor attended two meetings each.

     When reviewing candidates for the appointment of Chief Executive Officer, the Appointments Committee instructed Spencer Stuart, external search consultants. The appointment of Philip Cox was made following full evaluation of internal and external candidates, after taking into account their past experience, their personal achievements and other factors such as their knowledge and experience of the global electricity industry and the business environment of International Power. For the other executive positions filled in December 2003 and in January 2004, the Appointments Committee evaluated the balance of skills, knowledge and experience required for the business. In appointing Mark Williamson, Steve Riley and Tony Concannon, the Committee was satisfied that the candidates’ knowledge of the Group and the industry, and their past performance as senior managers, matched the skills and personal attributes necessary for the roles.

Relations with shareholders

     The Board is accountable to shareholders for the performance and activities of the Group.

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

     We also run, within the terms of the regulatory framework, frequent contact programmes with industry analysts and institutional investors to discuss matters of strategy and financial performance. Contact is made principally by the Chief Executive Officer and the Chief Financial Officer. On issues of major importance, the Chairman communicates with major shareholders. The Senior Independent Non-Executive Director (Tony Isaac) is also available as an alternative point of contact if shareholders have concerns over the Chairman’s performance or where contact with the Chairman would be inappropriate. The Non-Executive Directors do not have any direct communications with institutional investors, primarily to avoid potential confusion over channels of communication. At each Board meeting an update is given on movements in major shareholdings and on contact programmes between the Executive Directors and institutional shareholders. Reports issued by financial analysts on the Company are circulated to Board members. These summaries and reports enable the Directors to gain an understanding of the views and opinions of those with an interest in the Company. All results presentations and all stock exchange announcements are available to shareholders on our website, www.ipplc.com, in the investor relations section.

Accountability and audit

     The Board is mindful of its responsibility to present a balanced and understandable assessment of our financial position and prospects, both to investors and regulatory authorities. The annual report, preliminary, interim and quarterly results are the principal means of achieving this objective.

     An explanation of the respective responsibilities of the Directors and auditors in connection with the financial statements is set out on page F-2, F-3 and F-4 of our consolidated financial statements.

     The Audit Committee approves all non-audit services provided by the external auditor to ensure that the objectivity and independence of the external auditor is not compromised. In line with the requirements of the Sarbanes-Oxley Act, our procedures specify the services from which the external auditor is excluded and the rigorous approval process for all other services.

Internal control

     The Board has responsibility for our systems of internal control and for monitoring and reviewing their effectiveness.

     We have systems in place to meet the requirements of the Combined Code and the Turnbull Guidance.

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

Control Procedures

     We have established control procedures in each of our operations to safeguard the Group’s assets from loss or misuse and to ensure appropriate authorisation and recording of financial transactions. We have risk management procedures in place for our operations, including our energy marketing and trading activities, which are overseen by the Global Commodities Risk Committee, which comprises executive and senior management, and is Chaired by the Global Risk Manager. The group treasury function operates under defined policies and under the oversight of the Treasury Committee, chaired by the Chief Financial Officer. All acquisition and investment decisions are subject to disciplined investment appraisal processes.

Performance Reporting and Information

     Corporate plan. Executive management submits an annual corporate plan to the Board for approval. The plan for each business unit is the quantified assessment of its planned operating and financial performance for the next financial year, together with strategic reviews for the following four years. Group management reviews the plans with each operational team. The individual plans are based on key economic and financial assumptions and incorporate an assessment of the risks and sensitivities underlying the projections.

     Performance monitoring. Monthly performance and financial reports are produced for each business unit, with comparisons to budget. Reports are consolidated for overall review by executive management, together with forecasts for the profit and loss account and cash flow. Detailed reports are presented to the Board on a regular basis.

     Performance review. Each business unit is subject to a performance review with group management regularly during the year. Actual results and forecasts for the year are compared to budget. Key operational and financial results are reviewed together with the risk profile and business environment of the reporting unit.

     Investment projects. These are subject to formal review and authorisation procedures with designated levels of authority including a review by an investment appraisal committee comprising the Executive Directors and senior managers. Major projects are subject to Board review and approval.

Risk Identification and Management

     There is a continuous process for identifying, evaluating and managing the key risks we face. Activities are co-ordinated by the Risk Committee, which is chaired by the Chief Financial Officer, and has responsibility, on behalf of the Board, for ensuring the adequacy of systems for identifying and assessing significant risks, that appropriate control systems and other mitigating actions are in place, and that residual exposures are consistent with our strategy and objectives. We conduct assessments for all material entities.

     As part of the annual business planning process, we identify the key risks associated with achievement of principal objectives and quantify their impact. During the year, significant changes in the risk profile are highlighted through the business performance reports. The principal risks are reviewed by the Risk Committee, which provides reports to the Board and the Audit Committee.

Energy Marketing and Trading

     The objective of the Group’s energy marketing and trading operations is to maximise the return from the purchase of fuel and the sale of the associated output.

     For each of the businesses that operate in merchant energy markets, local risk committees have been established to oversee the management of the market, operational and credit risks arising from the marketing and trading activities. These committees are made up of the Global and Local Risk Managers, Directors and senior managers.

     The Group hedges its physical generating capacity by selling forward its electrical output, and purchasing its fuel input, as and when commercially appropriate and within approved control limits. This is accomplished through a range of financial and physical products. Our limited proprietary trading operations use similar methods.

     Energy market risk on our asset and proprietary portfolios is measured using various techniques including Value-at-risk (VaR). VaR is used where appropriate and provides a fair estimate of the net losses or gains which could be recognised on our portfolios over a certain period and given a certain probability; it does not provide an indication of actual results. Scenario analyses are used to estimate the economic impact of sudden market movements on the value of our portfolios. This supplements the other techniques and methodologies and captures additional market risks.

Monitoring

     The Board reviews the effectiveness of established internal controls through the Audit Committee, which receives reports from management, the Risk Committee, our internal audit function and the external auditors on the systems of internal control and risk management arrangements.

     Internal Audit reviews the effectiveness of internal controls and risk management through a work programme which is based on our objectives and risk profile and is agreed with the Audit Committee. Findings are reported to operational and executive management, with periodic reporting to the Audit Committee.

     Annual self-certification statements of compliance with procedures are provided by business unit managers. These statements give assurance that controls are in operation and confirm that programmes are in place to address any weaknesses in internal control. The certification process embraces all areas of material risk. Internal audit reviews the statements and reports any significant issues to the Audit Committee.

Compliance with the UK Combined Code on Corporate Governance

     During the year the service agreements for both David Crane and Philip Cox contained a provision whereby if, before 31 December 2004, their service agreements were terminated by reason of a change of control of the Company, then their notice periods would be increased from 12 months to 24 months. This provision was agreed by the Remuneration and Appointments Committee upon the resignation of Peter Giller as CEO at the end of 2002 to provide security for the Executive Directors in the event of a change of control. David Crane’s provision lapsed upon his resignation. Philip Cox’s service agreement still has this provision in place. However, if no change of control takes place before 31 December 2004, then his notice period in the event of a change of control reverts to 12 months.

     In all other respects, we have complied with the provisions of the Combined Code throughout the period of the review.

Compliance with the revised Combined Code

     The revised Combined Code applies to financial reporting years beginning on or after 1 November 2003; therefore the first reporting year to which the revised Combined Code applies for International Power is the year beginning 1 January 2004. The Board believes that it is broadly compliant with the requirements of the revised Combined Code. The Chairman, however, is a member of the Audit and Remuneration Committees. An explanation as to why the Company feels this is appropriate is provided in the narrative above. Other principal areas of variance with the revised Code requirements have already been outlined in the corporate governance report for 2003.

US corporate governance compliance

     The Company has securities registered in the US and, as a result, it is required to comply with those provisions of the Sarbanes-Oxley Act 2002 (the Act) as it applies to foreign issuers. The Board continues to monitor the new rules arising from the Act and arrangements are also being developed to ensure that the Company will be able to report on its systems of internal controls over financial reporting as required for year ended 31 December 2005.

     As recommended by the US Securities and Exchange Commission (SEC), the Company has established a Disclosure Committee comprising the Company Secretary, the head of Internal Audit and representatives of the investor relations, finance and company secretariat departments. The Committee meets regularly and is responsible for performing an oversight and advisory role in the disclosure process for the content and form of the annual report and Form 20-F. The Committee makes recommendations to the CEO, the CFO and the executive management on the adequacy of process to permit the signing of certifications required by the Act.

     In November 2003, the SEC approved changes to the listing standards of the New York Stock Exchange (NYSE) related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, such as International Power, must disclosure any significant ways in which their corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards. There are no significant differences in the corporate governance practices undertaken by International Power as compared to those followed by US domestic companies under the NYSE standards. Under the terms of the NYSE rules, Sir Neville Simms is deemed to be an independent Director as all the payments he receives from the Company are in respect of Directors’ fees and therefore his membership of the Audit Committee, Remuneration Committee and Appointments Committee is in accordance with the requirements of the NYSE corporate governance rules. The terms of reference of the Appointments Committee only relate to succession issues rather than corporate governance principles, which are currently reserved to the Board as a whole.

Directors’ and Executive Officers’ Interests

     As of 26 April 2004 (the latest practicable date prior to the publication of this annual report) the Directors and their immediate families had the beneficial interests in our ordinary shares shown in the table below (including options and awards over), such interests being those: (1) which are required to be notified by each Director to us pursuant to section 324 or 328 of the Companies Act; or (2) which are required pursuant to section 325 of the Companies Act to be shown by the Register of Directors’ interests maintained under section 325 of the Companies Act or which are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed above, and the existence of which is known to or could, with reasonable diligence, be ascertained by that Director.

International Power
Ordinary
Director	Shares Number
Sir Neville Simms	125,377
Philip Cox	67,132
Mark Williamson	46,292
Steve Riley	30,977
Tony Concannon	15,761
Adri Baan	25,483
Tony Isaac	15,483
Jack Taylor	11,978

     None of the Directors has any non-beneficial interest in any of our ordinary shares.

     Save as set out in the table above, under the section entitled “Current Board of Directors” and “Options to Purchase our Securities”, no Director nor any person connected with a Director as aforesaid has at the date of this document or is expected to have any interest in our share capital.

Compensation of Directors and Officers

     The table below shows the aggregate remuneration of our Directors for the year ended 31 December 2003 and compares it with the figures for the year ended 31 December 2002.

							Aggregate
							remuneration
			Performance	Performance	Payment in		year to
			related bonus	related bonus	lieu of	Other	31 December
	Salary	Fees	— cash	— shares	pension	benefits	2003

	£	£	£	£	£	£	£
Sir Neville Simms(6)	—	192,500	—	—	—	—	192,500
P G Cox(7)	357,056	—	71,411	96,762	68,911	15,881	610,021
D W Crane(2)	435,417	—	—	—	130,625	16,883	582,925
P Giller(3)(4)(5)	—	100,000	—	—	—	—	100,000
M D Williamson	14,113	—	2,399	3,251	—	736	20,499
J D Taylor(1)	—	35,000	—	—	—	—	35,000
A E Isaac(1)	—	42,500	—	—	—	—	42,500
A Baan(1)	—	37,500	—	—	—	—	37,500
D Hendrix(1)	—	—	—	—	—	—	—

Total	806,586	407,500	73,810	100,013	199,536	33,500	1,620,945

[Additional columns below]

[Continued from above table, first column(s) repeated]

Aggregate
remuneration
year to
31 December
2002

£
Sir Neville Simms(6)	175,000
P G Cox(7)	509,632
D W Crane(2)	513,311
P Giller(3)(4)(5)	675,843
M D Williamson	—
J D Taylor(1)	30,000
A E Isaac(1)	35,000
A Baan(1)	17,500
D Hendrix(1)	12,500

Total	1,968,786

Notes

(1)	The International Power plc Non-Executive Directors’ fees were reviewed as at 1 July 2003. The basic fee effective from this date, which covers Board membership (i.e. attendance at Board meetings, general duties as Directors, and their membership of Board Committees) is £40,000 (increased from £30,000). In addition, Tony Isaac receives an additional fee of £5,000 per annum for his role as Senior Independent Director. With effect from 1 July 2003 Tony Isaac also receives £5,000 per annum for his role as Chairman of the Audit Committee, and Adri Baan receives an additional fee of £5,000 per annum for his role as Chairman of the Remuneration Committee.

(2)	As a result of David Crane’s resignation and him having been a member of the Pension Scheme for less than 12 months, he was refunded his Pension Scheme contributions which are included in the table above. He also received a company car allowance and private medical insurance, both of which are included in other benefits. These arrangements ceased on 30 November 2003.

(3)	On 2 October 2000, Peter Giller received a one-off conditional award of 677,564 Ordinary Shares in the Company in respect of his three year term of employment (subject to the rules of the Restricted Share Plan). One third of the Ordinary Shares conditionally awarded to him (being 225,854) were issued to him on 2 October 2001 and a further third (225,855) were released on 2 October 2002. The final third (225,855) were issued to him on termination of his service agreement on 31 December 2002. The 2002 total remuneration stated in the table above reflects: 9/12 of the value of his 2002 release, based on the share price at 2 October 2002 of 82.875p per share at the time of the vesting of the shares; and 3/12 of the remaining third released to him on 31 December 2002 based on a share price of 95.125p per share. In addition, during 2002 he was provided with a weekly cash supplement of £1,100 in respect of housing costs.

(4)	As part of Peter Giller’s termination of his service agreement he received, on 31 December 2002, the balance of his 2003 Restricted Share Plan release and the full release of his 2002 Performance Share Plan award of 255,102 shares. Both these releases were based on a share price of 95.125p and are reflected in the 2002 total remuneration shown in the table above. He also received, as part of termination arrangements, a relocation allowance of £25,000.

(5)	As part of Peter Giller’s role as Deputy Chairman and Non-Executive Director, he received a fee of £100,000. This arrangement terminated on 31 December 2003.

(6)	The Chairman’s fee was reviewed as at 1 July 2003 (rather than 2 October 2002, as stated in his original contract). The fee effective from this date is £210,000 (from £175,000).

(7)	Philip Cox was appointed Chief Executive Officer on 11 December 2003. The increase in his salary, effective from that date, is included in the above table. The payment in lieu of pension detailed in the above table sets out the contributions made to Philip Cox’s Death in Service insurance premium and Funded Unapproved Retirement Benefits Scheme. He also received a company car allowance and private medical insurance, both of which are included in Other benefits. The value of the Performance related bonus-share in the above table has been calculated using a share price of 135.5p (being the mid-market quoted price for 23 February 2004).

(8)	Mark Williamson was appointed an Executive Director on 11 December 2003. His remuneration from that date is included in the above table. The value of the Performance related bonus-share in the above table has been calculated using a share price of 135.5p (being the mid-market quoted price for 23 February 2004).

Summary of emoluments and benefits

				9 months
	Year ended	Year ended	Year ended	ended
	31 December	31 December	31 December	31 December
	2003	2002	2001	2000
	£000	£000	£000	£000
Aggregate emoluments	1,621	1,565	1,747	2,041
Termination payments	—	404	—	1,805
Performance Share Plan	—	—	—	—
Long-Term Incentive Plan	—	—	—	—

Highest paid Director

     The aggregate emoluments of the highest paid Director, Philip Cox, were £610,021 (year ended 31 December 2002: Peter Giller £675,843; year ended 31 December 2001: Peter Giller £530,998).

Current Board of Directors

     The intention of the Board is to align the interests of Directors and, through the employee share plans, employees with those of shareholders. In particular, the 2002 Performance Share Plan and Executive Share Option Scheme, both approved by shareholders at the 2002 AGM, (“the Long Term Incentive Plans”) in which the Executive Directors participate are designed to unite and incentivise Executive Directors to achieve defined performance conditions over the three year life of each award. The Demerger Long Term Incentive Plan ceased operation on 2 October 2003, and no awards were made under this Plan. In 2003 the Company has introduced two new areas of remuneration policy for Executive Directors and senior managers related to paying bonuses in shares and share retention, both of which are detailed in this report.

     As outlined last year, Peter Giller, effective from 1 January 2003, moved to the position of Deputy Chairman and Non-Executive Director for an initial period of one year. This arrangement terminated on 31 December 2003. The other Non-Executive Directors are appointed on a three year fixed term, annual fixed fee basis.

     David Crane resigned his position of Chief executive Officer on 30 November 2003 and Philip Cox was promoted from his role as Chief Financial Officer to replace him. The Board was then further strengthened through the appointment of Mark Williamson (Chief Financial officer), Steve Riley (Executive Director Europe), and Tony Concannon (Executive Director Australia).

     Philip Cox’s employment can be terminated by us giving not less than 12 months’ notice, or automatically on reaching his 60th birthday. We may terminate Philip Cox’s employment immediately without notice, provided we make a lump sum payment equivalent to 125% of prevailing annual salary for the notice period forgone. If we terminate Philip Cox’s employment otherwise than for “cause” (termination which is not in accordance with the terms of their service agreement) we shall, at his request, pay to him, by way of liquidated damages, a lump sum payment as described above. Philip Cox may terminate employment by giving not less than six months’ notice. For a limited period only (1 January 2003 to 31 December 2004), if the service agreement for Philip Cox is terminated for a change of control, the notice period is increased to 24 months. For termination through the temporary change of control provision referred to above, this payment increases to 250% of annual basic salary (not in addition to the 24-months’ notice). The date upon which this contract was entered into was 25 February 2003.

     Mark Williamson (appointed a Director on 11 December 2003), Steve Riley and Tony Concannon (appointed Directors on 1 January 2004) have service contracts which are subject to 12-months’ notice by the Company. For termination by the Company, an Executive Director may receive a payment of 125% of annual basic salary (not in addition to the 12-months’ notice) which will be paid on a monthly basis until the Executive Director secures alternative employment, up to a maximum of 12 monthly payments. The date upon which these contracts were entered into was 23 February 2004

     Each of the Executive Directors salaries will be reviewed annually by the Board, effective from 1st January.

     In 2003, Philip Cox was entitled to participate in annual bonus arrangements providing 30% of prevailing annual salary for the achievement of pre-set financial and non-financial objectives, rising to a maximum of 60% of basic salary for exceptional performance exceeding the objectives determined by the Remuneration Committee.

     In order to increase the share ownership of Executive Directors and senior management, and to further increase the alignment of remuneration package to shareholder return, the bonus award for this period has been made part in cash and part in shares. As part of the new share retention arrangements, these shares (less a proportion of the shares sold to meet taxation liabilities) are required to be held until January 2007. An Executive Director may dispose of these shares prior to January 2007 if his total beneficial interest in the shares of the Company is equal to or greater than 100% of his base salary. It is intended that the bonuses payable for the performance years 2004 and 2005 will also be paid part in cash and part in shares, subject to the above retention arrangements.

     Each of the Executive Directors is also entitled to participate in the Long Term Incentive Plans and the “Save As You Earn” Plan, as described below, subject to meeting the eligibility criteria.

     Each of the Executive Directors are provided with a motor car allowance under our existing motor car arrangements and membership of our health care plan and medical screening plan. We have a travel insurance policy which includes personal accident insurance. These arrangements apply to Executive Directors.

     Sir Neville Simms was appointed our Chairman on 2 October 2000. In order to maintain our Chairman and Non-Executive Directors’ fee levels at a comparable scale to the market place, the Company has, effective from 1 July 2003 increased these fees. In order to receive this increase, the Chairman and Non-Executive Directors have committed to use the net value of the increase, each year, to purchase International Power shares. In addition, as part of a new shareholding requirement, they will also be required to hold these shares until their appointment terminates. Under the terms of this increase the Chairman is paid £210,000 per annum (plus reasonable expenses). He is required to devote approximately 100 days per annum to the performance of his duties. His appointment continues to our AGM held following his 65th birthday, unless terminated by us for good cause or by either party on giving the other not less than one year’s notice in writing. The Non-Executive Directors do not have agreements providing for compensation in the event of early termination of their appointment.

     The date of expiry of the current terms of appointment for each of the Non-Executive Directors and their current fees are as follows:

	Expected expiry of	Total fees and
	current terms	other benefits
		(£)
Non-Executive Directors
Sir Neville Simms(1)	—	210,000
Adri Baan	Until the 2006 AGM	45,000
Tony Isaac	Until the 2006 AGM	50,000
Jack Taylor	Until the 2005 AGM	40,000
Peter Giller	31 December 2003	100,000

(1)	Sir Neville Simms’ contract can be terminated on 12 months’ written notice by either party, or automatically at the 2010 AGM following his 65th birthday.

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

     This suite of share-based plans includes a saving related share option scheme open to staff in the United Kingdom. Over 85% of eligible staff currently participate in the scheme, saving between £10 and £250 per month, with the option to purchase shares at a discount at the end of a chosen three or five-year saving period. We also operate, for UK staff, the International Power Approved and Unapproved Executive Share Option Schemes (ESOS) and the International Power Sharesave Plan.

     We also have in place a Global Executive Share Option Plan (designed for executives who are resident outside of the United Kingdom), The International Power Global Sharesave Plan (open to employees in certain countries outside of the United Kingdom). The Global Executive Share Option Plan and the Global Sharesave Plan are both in operation.

     At demerger in October 2000 we established the Demerger Share Plan, which was open to all UK based employees (except Directors) employed at demerger. Awards were made to eligible employees at demerger, the shares required to meet those awards at vesting in October 2003 being held in trust. No shares have been specifically purchased in respect of awards made under this plan, as we are utilising the balance of shares unallocated from two former employee share plans that ceased operation at demerger. This plan ceased operation on 2 October 2003.

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

     Finally, a one-off long-term incentive plan (the Demerger LTIP) was also established at demerger for Executive Directors and a small number of senior managers. To date, no awards have been made in respect of this Plan. This plan ceased operation on 2 October 2003.

     Executive Share Options have been granted to executives in four counties outside the UK and the Global Sharesave Plan is now in operation in four countries outside the UK. As the Group continues to grow and employee numbers continue to increase, we anticipate that the extension of share plans to overseas jurisdictions will continue apace.

     Whilst Executive Directors are eligible to participate in all of the listed Plans, David Crane and Philip Cox only participated in the Demerger Long-Term Incentive Plan, the 2002 performance share Plan, the Approved and Unapproved Executive Share Option Plans and the International Power Sharesave Plan. Tony Concannon, Steve Riley and Mark Williamson participate in the 2002 Performance Share Plan, the Approved and Unapproved Executive Share Option Plans and the International Power Sharesave Plan. They also participate in the Demerger Share Plan.

     The vesting of any awards made under each of the Demerger Long-Term Incentive Plan and the 2002 Performance Share Plan and the ability to exercise options granted under the Approved and Unapproved Executive Share Option Plans and the Global Executive Share Option Plan are all subject to the satisfaction of performance conditions for each award or option grant under each plan is given in the Directors’ remuneration report. The exercise of options under the Sharesave Plan is not subject to any performance condition. The release of shares under the Demerger Share Plan, being an all employee share plan, was also not subject to any performance condition.

Options to Purchase Our Securities

Summary of Outstanding Options

     The table below sets forth options to purchase our ordinary shares outstanding as of 26 April 2004 (the latest practicable date prior to the printing of this document):

				Exercise Price
			Issuable	per
	Grant	Exercise	Ordinary	Ordinary
Plan	Date	Dates	Shares	Share
Approved Executive Plan	3 October 2000	2003-2010	390,583	311.75p
	22 March 2001	2004-2011	545,273	235.00p
	19 September 2001	2004-2011	49,731	217.00p
	24 May 2002	2005-2012	715,021	196.00p
	10 March 2003	2006-2013	1,383,458	70.00p
	2 March 2004	2007-2014	578,802	138.75p
Unapproved Executive Plan	3 October 2000	2003-2010	2,271,002	311.75p
	22 March 2001	2004-2011	1,371,599	235.00p
	19 September 2001	2004-2011	116,047	217.00p
	24 May 2002	2005-2012	3,147,947	196.00p
	10 March 2003	2006-2013	8,392,036	70.00p
	2 March 2004	2007-2014	5,498,959	138.75p
Global Executive Share Plan	10 March 2003	2006-2013	695,343	70.00p
	2 March 2004	2007-2014	315,989	138.75p
Executive Share Option Plan	18 December 1992	1995-2002	13,838	180.40p
	15 December 1993	1996-2003	52,935	297.94p
	30 November 1994	1997-2004	101,858	336.21p

				Exercise Price
			Issuable	per
	Grant	Exercise	Ordinary	Ordinary
Plan	Date	Dates	Shares	Share
	13 December 1995	1998-2005	290,736	306.14p
	23 December 1996	1999-2006	472,639	323.22p
	2 December 1997	2000-2007	555,541	386.09p
	1 December 1998	2001-2008	761,052	352.61p
	2 June 1999	2002-2009	33,206	331.42p
Global Sharesave Plan	17 January 2003	2006	850,120	79.00p
	17 January 2003	2008	725,610	79.00p
	3 October 2003	2006	167,610	110.00p
	3 October 2003	2008	138,998	110.00p
Sharesave Plan	27 October 2000	2003	775	250.00p
	18 April 2001	2004	12,159	188.00p
	18 April 2001	2006	8,976	188.00p
	11 October 2001	2004	6,780	200.00p
	11 October 2001	2006	5,905	200.00p
	1 October 2002	2005	1,028,370	90.00p
	1 October 2002	2007	2,445,500	90.00p
	3 October 2003	2006	120,917	110.00p
	3 October 2003	2008	64,833	110.00p

     The table below sets forth the awards we made to our Executive Directors as part of our 2002 Performance Share Plan as of 31 December 2003.

				Market		No. of
	No. of			value of an		shares
	shares	Conditional		Ordinary		under
	under	awards		Share as at		award as at
	award as at	made		date of	End of	31
	1 January	during the	Date of	award	performance	December
	2003	year	award	(pence)	period	2003
P G Cox	148,724		24 May 2002	196p	31 December 2004	148,724
		175,879	10 March 2003	70p	31 December 2005	175,879
		500,000	10 March 2003	70p	31 December 2005	500,000

Total						824,603

M D Williamson	31,530		24 May 2002	196p	31 December 2004	31,530
		88,286	10 March 2003	70p	31 December 2005	88,286

Total						119,816

     In addition to the awards listed above, on 2 March 2004 we made further conditional awards to our Executive Directors as shown below:

		Market value of an Ordinary
	Conditional awards	shares as at date of award
	made 2 March 2004	(pence)	End of performance period
P G Cox	342,342	138.75	31 December 2006
M D Williamson	180,180	138.75	31 December 2006
S Riley	169,139	138.75	31 December 2006
A P Concannon.	169,139	138.75	31 December 2006

Summary of Directors’ Options under the Executive Share Options Plans

     The table below sets forth the awards we made to certain of our Directors under both the Approved and Unapproved Executive Share Option Plans as of 31 December 2003.

							No. of shares
	No. of shares						under option
	under option		Granted	Exercise			as at 31
	as at 1 January		during the	price per	Exercise period	Exercise period	December
	2003		year	share	from	to	2003
P G Cox	15,306	(1)		196p	24 May 2005	24 May 2012	15,306
	133,418	(2)		196p	24 May 2005	24 May 2012	133,418
			500,000 (2)	70p	10 March 2006	10 March 2013	500,000

Total							648,724

M D Williamson	4,811	(1)		311.75p	3 October 2003	3 October 2010	4,811
	47,265	(2)		311.75p	3 October 2003	3 October 2010	47,265
	6,382	(1)		235p	22 March 2004	22 March 2011	6,382
	14,893	(2)		235p	22 March 2004	22 March 2011	14,893
	31,530	(2)		196p	24 May 2005	24 May 2012	31,530
			88,285 (2)	70p	10 March 2006	10 March 2013	88,285

Total							173,166

(1)	Approved Executive Share Options

(2)	Unapproved Executive Share Options

     In addition to the options listed above, on 2 March 2004 we made further additional grants of Unapproved Executive Share options to our Executive Directors as shown below:

	No. of options granted on	Exercise Price per	Exercise period
	2 March 2004	share	from	Exercise period to
P G Cox	342,342	138.75	2 March 2007	2 March 2014
M D Williamson	180,180	138.75	2 March 2007	2 March 2014
S Riley	169,369	138.75	2 March 2007	2 March 2014
A P Concannon	169,369	138.75	2 March 2007	2 March 2014

Summary of Directors’ Options under the Sharesave Plan:

     As of 26 April 2004 (the latest practicable date prior to the printing of this annual report), our Directors held options to purchase an aggregate of 47,650 ordinary shares.

			Exercise
		No. of shares	Price per	Exercise period	Exercise period
	Grant Date	under option	share	from	to
P G Cox	1 October 2002	18,250	90p	24 December 2007	24 June 2008
M D Williamson	1 October 2002	10,500	90p	24 December 2005	24 June 2006
S Riley	1 October 2002	10,500	90p	24 December 2005	24 June 2006
A P Concannon.	1 October 2002	8,400	90p	24 December 2005	24 June 2006

Total		47,650

Gains made on Directors’ Share Options

     In the financial period ended 31 December 2003, no Directors exercised share options, therefore no gains were realised.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     As at 26 April 2004 (the latest practicable date prior to the publication of this document) the following persons had notified the company of the following interests in 3% or more of our issued share capital pursuant to the Companies Act 1985:

		Percentage
	Number of	of Issued
	Ordinary	Share
	Shares	Capital
Name
BriTel Fund Trustees Ltd.	51,778,561	4.67%
AXA S.A.	39,905,357	3.60%
Legal & General Investment Management Ltd.	34,230,622	3.09%
Morley Fund Management Ltd.	33,897,293	3.06%

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

     As of 26 April 2004, the total amount of our voting securities owned by our Directors and executive officers as a group was 338,483 shares, or 0.03% of the issued share capital. For a table showing the amount of our ordinary shares owned by our Directors and executive officers on an individual basis, see “Item 6. Directors Senior Management and Employees—Directors’ and Executive Officers’ Interests”.

     Other than as set forth in “Current Directors”, none of our Directors or executive officers has or have any non-beneficial interest in any of our ordinary shares.

Number of US Holders

     On 26 April 2004 (the latest practicable date prior to the publication of this document) there were 745 registered holders of 207,117 of our shares with addresses in the United States, and 1 registered holder of 599,343 of our registered ADSs (equivalent to 5,993,430 ordinary shares), whose combined holdings constituted approximately 0.056% of our total issued share capital. Some of our shares are held by brokers and other nominees (in the form of our shares), and as a result the above numbers may not be representative of the actual number of beneficial holders or of the number of our shares beneficially held by persons in the United States.

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

     Each ADS represented four shares until 18 August 2000. Since 18 August 2000, each ADS represents ten shares.

     The following table sets out for the periods indicated, the highest and lowest closing middle-market quotations as well as the average daily trading volume, for our ordinary shares, as derived from the London Stock Exchange Daily Official List, and for our ADSs, as reported on the Dow Jones Index and adjusted to reflect an ADS to ordinary share ratio of one to ten.

	Ordinary Shares			ADSs
			Average			Average
			daily			daily
	High	Low	trading	High	Low	trading
Calendar Year	p	p	volume	$	$	volume
2001
First Quarter	267.50	210.00	9,401,855	39.75	31.00	15,252
Second Quarter	326.80	264.00	12,744,804	46.55	37.20	15,294
Third Quarter	327.30	193.80	10,202,442	46.52	28.50	5,758
Fourth Quarter	237.00	189.50	6,706,164	34.70	27.10	2,902
2002
First Quarter	216.50	173.25	9,059,042	30.70	25.24	3,550
Second Quarter	221.00	160.25	8,115,733	31.76	24.95	1,725
Third Quarter	165.00	84.00	11,455,032	25.45	13.35	6,637
Fourth Quarter	106.50	83.50	7,743,650	16.50	13.10	4,723
2003
First Quarter	104.50	70.00	7,246,030	16.77	11.10	2,803
Second Quarter	131.50	84.75	9,336,725	21.97	13.21	2,060
Third Quarter	160.00	127.50	12,451,129	25.57	20.59	4,161
Fourth Quarter	140.00	113.25	10,565,594	23.43	19.40	1,081
2004
First Quarter	147.00	122.25	11,725,602	27.05	21.66	2,716
Most Recent 6 months
2003
October	140.00	130.50	5,371,869	23.43	22.46	950
November	134.00	113.50	20,860,483	22.64	19.40	1,505
December	124.50	113.25	6,449,303	21.99	19.40	895
2004
January	136.75	122.25	11,707,994	24.65	21.66	830
February	140.50	125.25	13,538,970	26.40	22.86	5,174
March	147.00	133.25	10,164,839	27.05	24.56	2,326
Five Most Recent Financial Years
Year ended 31 March 1999	614.00	453.50	5,123,252	40.63	30.88	6,706
Year ended 31 March 2000	534.50	297.80	6,687,731	87.81	48.28	17,039
9 months ended 31 December 2000	421.00	236.50	6,805,633	65.78	33.00	24,099
Year ended 31 December 2001	327.30	189.50	8,440,012	46.55	27.10	9,913
Year ended 31 December 2002	221.00	83.50	9,114,647	31.76	13.10	4,239
Year ended 31 December 2003	160.00	70.0	9,944,841	25.57	11.10	2,506

(1)	On 30 September, the effective date of the demerger, the share price of our registered ADSs opened on the NYSE at $68.50 and the share price of our ordinary shares opened on the London Stock Exchange at 295 pence.

     On 26 April 2004 (the latest practicable date prior to the publication of this document) there were 743 registered holders of 206,250 of our shares with addresses in the United States,

and 1 registered holder of 599,343 of our registered ADSs (equivalent to 5,993,430 ordinary shares), whose combined holdings constituted approximately 0.056% of our total issued share capital. Some of our shares are held by brokers and other nominees (in the form of our shares), and as a result the above numbers may not be representative of the actual number of beneficial holders or of the number of our shares beneficially held by persons in the United States.

Dividends

     We did not pay any dividends on our ordinary shares or ADSs for the financial year ended 31 December 2003, and we do not intend to pay a dividend in 2004 as our current working capital facility contains significant restrictions on the payment by us of any dividends and certain other distributions (whether in cash or in kind) for the duration of the credit facility. Our policy with respect to future dividends is constantly under review by the Board of Directors.

Item 10. Additional Information

     Our ordinary share capital as at the close of business on 31 December 2004 was as follows:

	Authorised		Issued
	Number	Amount (£)	Number	Amount (£)
Ordinary shares of 50 pence each	1,700,000,000	850,000,000.00	1,107,091,994	£553,645,997
Deferred shares of 1 pence each	21	0.21	21	0.21
Special rights redeemable preference share	1	1.00	0	0

     Since 1 January 2004, 403,867 shares have been allotted pursuant to the Company’s employee Share Option Schemes for an aggregate consideration of £285,285.

     We have also authorised the allotment of ordinary shares to be issued upon conversion of International Power (Cayman) Limited’s 2 per cent. senior convertible notes, International Power (Jersey) Limited’s 3.75 per cent. convertible US dollar bonds and upon exercise of outstanding stock options. See “—History of the Share Capital for the Last Three Years” and “Options to Purchase our Securities —Outstanding Options”.

History of the Share Capital for the Last Three Years

     As of 31 December 2000, our authorised share capital was £850,000,001.21, consisting of 1,700,000,000 ordinary shares of 50p each (ordinary shares), a Special Share of £1 and 21 deferred shares of 1 pence each. As of 31 December 2000, our issued share capital was £558,048,376.71, consisting of 1,116,096,753 ordinary shares of 50 pence each and 21 deferred shares of 1 pence each.

     The alterations in our share capital in the preceding three years (the latest practicable date prior to the publication of this document) are set out below:

     Between 1 January 2001 and 31 December 2001, 97,308 shares were allotted under the Share Option Schemes for an aggregate consideration of £236,755.01.

     Between 1 January 2002 and 31 December 2002, 3,057 shares were allotted under the Share Option Schemes for an aggregate consideration of £5,746.

     Between 1 January 2003 and 31 December 2003, 182,797 shares were allotted under the Share Option Schemes for an aggregate consideration of £128,347. In addition to these allotments, between 1 January 2003 and 31 December 2003, a total of 10,652,323 ordinary shares were purchased by the Company for an aggregate consideration of £12,847,593. Following purchase, these 10,652,323 shares were cancelled by the Company.

     By a special resolution passed on 12 June 2001, shareholders gave authority for the disapplication of the statutory pre-emption provisions of section 89 of the Companies Act in respect of our ordinary shares having an aggregate nominal value of £13,968,264, each authority expiring at the conclusion of the AGM held on 23 May 2002.

     By a special resolution passed on 19 May 2003, shareholders gave authority for the disapplication of statutory pre-emption provisions of section 89 of the Companies Act in respect of our ordinary shares having an aggregate nominal value of £27,939,038, this authority expiring at the conclusion of the AGM to be held in 2004.

     Save as disclosed above since 1 April 2000 to 14 April 2004 (the latest practicable date prior to the publication of this document) there have been no changes in our issued share capital and no material changes in the issued share capital of any of our subsidiaries other than intra-group issues by wholly-owned subsidiaries, pro rated issues by partly owned subsidiaries or changes in the capital structure of subsidiaries which have remained wholly-owned throughout the period.

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

Memorandum and Articles of Association

     Our Memorandum and Articles of Association have been described as part of our annual report for 2002 filed on Form 20-F with the US Securities and Exchange Commission and are hereby incorporated by reference.

Material contracts

2% Convertible US Dollar Bonds 2005

     On 24 November 2000, International Power (Cayman) Limited, or Cayman, a wholly-owned subsidiary company incorporated in the Cayman Islands, issued $357.6 million 2% convertible notes due 2005, convertible into preference shares of Cayman at the holder’s option, exchangeable for our ordinary shares, and unconditionally guaranteed on a senior unsecured basis by us.

     The notes are convertible into Preference Shares of Cayman, which are exchangeable for our ordinary shares at a conversion price of £3.00 at any time between 4 January 2001 and 23 November 2005. Each $1,000 principal amount of notes will entitle the holder to convert such principal amount into paid up value of preference shares of Cayman of $1,000. Investors may elect to receive their ordinary shares in the form of American Depositary Receipts. On 24 November 2003, $254 million of the notes were redeemed at the holders option at a redemption price of 107.1% of its principal amount, together with accrued and unpaid interest. The balance of $103 million will remain for a further 2 year period at an effective interest rate of 4.6%. If the conversion option is exercised the ‘unput’ convertible unsecured notes will be redeemable on 24 November 2005 at a redemption price of 112.4% of their principal amount.

     On 26 March 2004, Cayman offered to purchase for cash, on the terms and subject to the conditions set out in an offer document dated 23 March 2004 any and all of the notes. Concurrently with the offer to purchase the notes, Cayman solicited from the holders of the notes consents to certain amendments to the indenture governing the notes and the preference share guarantee relating to the notes. The offer was conditional upon the valid tender of the notes and delivery of related consents of at least a majority of the aggregate principal amount of the outstanding notes not subject to any rights of withdrawal, as well as the execution and delivery of a supplement to the indenture and an amended and restated preference share guarantee. The conditions of the offer were met and, as such, 52,222,000 of notes were tendered leaving $51,280,000 aggregate principal amount of notes outstanding.

3.75% Convertible US Dollar Bonds

     On 22 August 2003, International Power (Jersey) Limited, a wholly-owned subsidiary company incorporated in Jersey, issued $252.5 million 3.75% convertible notes due 2023, convertible into Preference Shares of International Power (Jersey) Limited at the holder’s option, immediately exchangeable for Ordinary Shares of, and unconditionally guaranteed by, International Power plc.

     The notes are convertible into Ordinary Shares of International Power plc at a conversion price of £2.00 at any time between 2 October 2003 and 12 August 2023. Each $1,000 principal amount of notes will entitle the holder to convert into a $1,000 paid up value of Preference Shares of International Power (Jersey) Limited.

     The notes may be redeemed at the holder’s option at their principal amount, together with accrued interest, to the date fixed for redemption.

     If the conversion option is not exercised, the convertible unsecured notes will be redeemed on 22 August 2023 at a redemption price equivalent to their principal amount.

Premium on redemption of convertible bonds

     Provision is made for the possible premium on redemption and included within carrying amount of the bonds. At 31 December 2003, the amount accrued was £13 million. The finance cost charged in the profit and loss account comprises the aggregate of the coupon on the convertible unsecured notes and the proportion of the premium on redemption that relates to the financial year.

Exchange Controls

     There are no governmental laws, decrees or regulations that restrict or that affect the export or import of capital, including, but not limited to foreign exchange capital restrictions, or that affect the remittance of dividends or other payments to non-resident holders of our securities.

Taxation

     The following is a summary of the material US federal income tax consequences of the ownership and disposition of ordinary shares or ADSs by a US Holder (as defined below) that holds the ordinary shares or ADSs as capital assets. The discussion does not cover all aspects of

US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on the ownership or disposition of ordinary shares or ADSs by particular investors and does not address state, local, foreign or other tax laws. In particular, this summary does not address US federal income tax considerations applicable to investors that own (directly or indirectly) 10% or more (by vote or value) of our voting stock, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as financial institutions, banks, insurance companies, certain U.S. expatriates, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, regulated investment companies, tax-exempt organisations, dealers in securities or currencies, securities traders that elect mark-to-market tax accounting, investors that will hold the ordinary shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar). This summary also does not address the “foreign personal holding company” rules.

     The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury Regulations thereunder, administrative rulings and court decisions, all in effect as of the date of this annual report and all subject to change at any time, perhaps with retroactive effect.

     As used herein, the term US Holder means a beneficial owner of ordinary shares or ADSs that is, for US federal income tax purposes, (i) a citizen or individual resident of the United States (ii) a corporation, or other entity treated as a corporation, created or organised in or under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons (as defined in the Code) have the authority to control all substantial decisions of the trust or if the trust has made a valid election under Treasury Regulations to be treated as a domestic trust. If a partnership holds ordinary shares or ADSs, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Therefore, partners of a partnership holding ordinary shares or ADSs should consult their own tax advisors regarding the US federal income tax consequences of beneficially owning ordinary shares or ADSs through a partnership.

The summary of US federal income tax consequences set out below is for general information only. US Holders should consult their own tax advisors as to the particular tax consequences to them of owning ordinary shares and ADSs, including the applicability and effect of state, local, foreign and other tax laws and possible changes in the tax laws.

US Holders of ADSs

     For US federal income tax purposes, a US Holder of ADSs will be treated as the owner of the ordinary shares that such ADSs represent, and references herein to ordinary shares refer also to ADSs representing the ordinary shares.

Dividends

     General. Distributions paid by International Power plc out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income and, generally, will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits of International Power plc will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in the ordinary shares or ADSs and thereafter as capital gain. Generally, a US Holder’s tax basis in the ordinary shares or ADSs will equal the amount that the US Holder paid for the shares or ADSs less any distributions from International Power plc other than dividends. In the case of non-corporate US Holders, dividends generally will be taxed at a rate equal to the rate for long-term capital gains.

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

Exchange of ADSs for Ordinary Shares

     No gain or loss will be recognised upon an exchange of ADSs for the US Holder’s proportionate interest in ordinary shares. A US Holder’s tax basis in the ordinary shares will be the same as the US Holder’s tax basis in the ADSs surrendered, and the holding period of the ordinary shares will include the holding period of the ADSs.

Sale or Other Taxable Disposition

     Subject to the discussions under “Passive Foreign Investment Company” below, upon a sale or other taxable disposition of ADSs (other than an exchange of ADSs for ordinary shares) or ordinary shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other taxable disposition and the US Holder’s tax basis in the ADSs or ordinary shares at the time of such sale or other taxable disposition. If the US Holder has held the ordinary shares or ADSs for not more than one year at the time of such sale or other taxable disposition, such gain or loss will be short-term capital gain or loss. Short-term capital gain generally will be taxed at the same rates as ordinary income. If the US Holder has held the ordinary shares or ADSs for more than one year at the time of such sale or other taxable disposition, such gain or loss will be long-term capital gain or loss. In the case of non-corporate US Holders, long-term capital gain generally will be taxed at a rate not exceeding 15% of such gain. In the case of corporate US Holders, such gain generally is taxed at the same rate as ordinary income. Losses will be treated as foreign source to the extent that the US Holder received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

Exchange of Pounds Sterling

     Dividends paid or proceeds from the sale or other taxable disposition of ordinary shares or ADSs in pounds sterling will be included in the taxable income of a US Holder in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary (in the case of ADSs) or the US Holder (in the case of ordinary shares) or, with respect to a sale or other taxable disposition of ordinary shares or ADSs, on the day of such sale or other taxable disposition, regardless of whether the pounds sterling are converted into US dollars. If dividends or proceeds received in pounds sterling are converted into US dollars on the day they are received, the US Holder generally will not be required to recognise foreign currency gain or loss in respect of such income. If the amount so received is converted into US dollars at an exchange rate different from the one used for including such dividends or proceeds in the gross income of the US Holder, any difference in US dollars between the amount included in the gross income of a US Holder and the actual amount received by the US Holder will be treated as foreign currency gain or loss, and such gain or loss will be treated as US source ordinary income or loss.

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

     Based on its current activities and assets, International Power plc does not believe that it is a PFIC, and does not expect to become a PFIC in the foreseeable future. International Power plc’s belief that it is not a PFIC and its expectation that it will not become a PFIC in the future are based on its current and planned activities and may change in the future. The determination of whether International Power plc is a PFIC is made annually. Accordingly, it may be possible that it will be a PFIC in the current or any future year due to changes in its asset or income composition.

Backup Withholding and Information Reporting

     Payments of dividends and other proceeds with respect to ordinary shares or ADSs by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable Treasury Regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns, or the IRS otherwise notifies the payer. Certain US Holders (including, among others, corporations) are not subject to backup withholding. Backup withholding is not an additional tax. The amount or any backup withholding collected from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle the US Holder to a refund, provided that certain information is furnished to the IRS in a timely manner. US Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     See pages F-47 to F-53 of our audited consolidated financial pages.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     Tony Isaac is our audit committee financial expert as defined in the rules promulgated under the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

     We have a code of ethics as defined in the rules promulgated under the Sarbanes-Oxley Act of 2002. The text of the code is available on our website at www.ipplc.com.

Item 16C. Principal Accountant Fees and Services

     The selection of our independent external auditors was approved by the audit committee. Following is a summary of the fees to our independent external auditors for the years ended 31 December 2003 and 2002:

	Year ended 31	Year ended 31
	December 2003	December 2002
	£m	£m
Audit Fees	1.0	0.7
Audit-Related Fees	0.4	0.6
Tax Fees	—	—
All Other Fees	—	—

Total Fees	1.4	1.3

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17 Financial Statements

     See “Item 18. Financial Statements”

Item 18. Financial Statements

     See pages F-1 to F-69.

Item 19. Exhibits

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBIT
1.2*	Memorandum and Articles of Association of International Power plc

8.0	Subsidiaries

99.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to International Power plc and National Power PLC’s Form 20-Fs filed in prior years.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

INTERNATIONAL POWER PLC

By:

Mark Williamson

Chief Financial Officer and Director

Certification Pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934

I, Philip Cox, certify that:

1.	I have reviewed this annual report on Form 20-F of International Power plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c)	disclosed in this annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Philip Cox Chief Executive Officer	Date:

Certification Pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934

I, Mark Williamson, certify that:

1.	I have reviewed this annual report on Form 20-F of International Power plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c)	disclosed in this annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(d)	all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(e)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Mark Williamson Chief Financial Officer	Date:

Index to the Financial Statements

Page
Statement of Directors’ responsibilities	F-2
Independent auditors’ reports	F-3
Consolidated profit and loss accounts for the year ended 31 December 2003, the year ended 31 December 2002 and the year ended 31 December 2001	F-5
Consolidated balance sheets as at 31 December 2003 and 31 December 2002	F-7
Consolidated cash flow statements for the year ended 31 December 2003, the year ended 31 December 2002 and the year ended 31 December 2001	F-8
Consolidated statement of total recognised gains and losses and reconciliation of movements in equity shareholders’ funds for the year ended 31 December 2003, the year ended 31 December 2002 and the year ended 31 December 2001
F-9
Notes to the consolidated financial statements	F-10

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

Independent Auditor’s Report

To the Board of Directors and Shareholders of International Power plc

We have audited the accompanying consolidated balance sheets of International Power plc and subsidiaries as at 31 December 2003 and 31 December 2002, the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statements of total recognised gains and losses and reconciliation of movements in equity shareholders’ funds for the years ended 31 December 2003, 31 December 2002 and 31 December 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain consolidated companies, the statements of which reflect total assets constituting 30% as at 31 December 2003 (2002: 22%) and group turnover constituting 19% in the year ended 31 December 2003 (2002: 22%; 2001: 25%) of the related consolidated totals. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Power plc and its subsidiaries as of 31 December 2003 and 31 December 2002, and the results of their operations and their cash flows for each of the year ended 31 December 2003, the year ended 31 December 2002 and the year ended 31 December 2001 in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected net income for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 and shareholders’ funds-equity as of 31 December 2003 and 31 December 2002 to the extent summarised in note 35 to the consolidated financial statements.

KPMG Audit Plc London, England Chartered Accountants Registered Auditor 26 February 2004	8 Salisbury Square London EC4Y 8BB

Independent Auditors’ Report

To the Board of Directors of Hazelwood Power Partnership

We have audited the balance sheets of Hazelwood Power Partnership as of 31 December 2003 and 31 December 2002 and the related profit and loss accounts and cash flow statements for the year ended 31 December 2003, the year ended 31 December 2002 and year ended 31 December 2001. These financial statements are the responsibility of Hazelwood Power Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazelwood Power Partnership as of 31 December 2003 and 31 December 2002, and the results of its operations and its cash flows of the year ended 31 December 2003, the year ended 31 December 31 2002 and the year ended 31 December 2001, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia differ in certain significant respects from accounting principles generally accepted in the United Kingdom. Application of accounting principles generally accepted in the United Kingdom would have affected results of operations for the year ended 31 December 2003, the year ended 31 December 2002 and the year period ended 31 December 2001 and net assets as at 31 December 2003 and 31 December 2002 to the extent summarised in notes 30 and 31 to the financial statements of Hazelwood Power Partnership.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for the year ended 31 December 2003, the year ended 31 December 2002 and the year ended 31 December 2001 and net assets as at 31 December 2003 and 31 December 2002 to the extent summarised in notes 30 and 31 to the financial statements of Hazelwood Power Partnership.

ERNST & YOUNG
Melbourne Australia
9 March 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
	Note	2003	2002	2001

		£m	£m	£m
Turnover: group and share of joint ventures and associates		1,273	1,129	1,103
Less: share of joint ventures’ turnover		(136)	(122)	(139)
Less: share of associates’ turnover		(285)	(290)	(407)

Group turnover	2	852	717	557
Net operating costs – ordinary	3	(727)	(509)	(392)
Net operating costs – exceptional	9	(404)	(103)	(2)

Operating (loss)/profit
Excluding exceptional items		125	208	165
Exceptional items		(404)	(103)	(2)

Operating (loss)/profit		(279)	105	163
Share of operating profit of:
Joint ventures		32	26	27
Associates – ordinary		95	123	134
Associates - exceptional		35	—	—
Income from fixed asset investments – ordinary		33	31	—
Income from fixed asset investments – exceptional	9	—	42	—

		33	73	—

Operating (loss)/profit and income from fixed asset investments		(84)	327	324
Non operating exceptional items
Profit on sale of fixed asset investments	9	24	—	—
Profit on sale of operations	9	3	—	32

(Loss)/profit on ordinary activities before interest and taxation
Excluding exceptional items		285	388	326
Exceptional items		(342)	(61)	30

(Loss)/profit on ordinary activities before interest and taxation	2	(57)	327	356
Interest receivable and similar income	5	42	24	24
Interest payable and similar charges – ordinary	6	(121)	(121)	(100)
Interest payable and similar charges – exceptional	6	(16)	—	(29)
Share of net interest of joint ventures and associates	5,6	(32)	(35)	(47)

		(127)	(132)	(152)

(Loss)/profit on ordinary activities before taxation		(184)	195	204
Tax on (loss)/profit on ordinary activities	10	(28)	(76)	(64)

(Loss)/profit on ordinary activities after taxation		(212)	119	140
Minority interests – equity		(7)	(6)	(2)

(Loss)/profit for the financial year
Excluding exceptional items		113	173	137
Exceptional items		(332)	(60)	1

(Loss)/profit for the financial year		(219)	113	138

CONSOLIDATED PROFIT AND LOSS ACCOUNTS – (CONTINUED)

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
	Note	2003	2002	2001

Earnings/(loss) per share	11
Basic excluding exceptional items		10.2p	15.5p	12.3p
Attributable to exceptional items		(29.9)p	(5.4)p	—
Basic including exceptional items		(19.7)p	10.1p	12.3p
Diluted earnings per share		(19.7)p	10.1p	12.0p
Dividends per share		—	—	—

The results for the years ended 31 December 2003, 2002 and 2001 derive from continuing operations. There were no material changes in the activities of the entities consolidated in these financial statements and no material acquisitions or disposals.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		As at 31	As at 31
		December	December
	Note	2003	2002
		£m	£m
Fixed assets
Intangible assets
Goodwill, net		7	8
Negative goodwill, net		(6)	(7)

Net goodwill	12	1	1
Tangible fixed assets	13	2,048	2,473
Fixed asset investments
Joint ventures:
Share of gross assets		337	300
Share of gross liabilities		(211)	(198)

Net investment in joint ventures		126	102
Net investment in associates		315	303
Other investments		97	102

Total fixed asset investments	14	538	507

Total fixed assets		2,587	2,981

Current assets
Stocks	17	65	55
Debtors	18	160	134
Investments	19	70	43
Cash at bank and in hand		673	799

Total current assets		968	1,031

Total assets		3,555	4,012

Creditors: amounts falling due within one year	20
Secured loans without recourse		(531)	(810)
Other current liabilities		(315)	(595)

		(846)	(1,405)

Net current assets/(liabilities)		122	(374)

Total assets less current liabilities		2,709	2,607
Creditors: amounts falling due after more than one year	21	(909)	(583)
Provisions for liabilities and charges	22	(238)	(255)

Net assets employed	2	1,562	1,769

Capital and reserves
Called up share capital	24/25	554	559
Share premium account	25	289	289
Capital redemption reserve	25	145	140
Capital reserve	25	422	422
Profit and loss account	25	113	330

Shareholders’ funds – equity	25	1,523	1,740
Minority interests – equity		39	29

Total equity		1,562	1,769

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
	Note	2003	2002	2001
		£m	£m	£m
Net cash inflow from operating activities	26	184	276	274
Dividends received from associates and joint ventures	26	68	84	59
Returns on investments and servicing of finance – ordinary	26
Dividends received from fixed asset investments – ordinary		33	31	—
Net interest paid and similar charges		(84)	(88)	(105)

Returns on investments and servicing of finance – ordinary		(51)	(57)	(105)
Returns on investments and servicing of finance – exceptional	26
Dividends received from fixed asset investments – exceptional		—	42	—
Net interest paid and similar charges – exceptional		(4)	(25)	—

Returns on investments and servicing of finance – exceptional		(4)	17	—
Tax		(14)	(20)	(1)
Capital expenditure and financial investment – ordinary	26	(74)	(159)	(406)
Capital expenditure and financial investment – exceptional	26	11	—	—
Acquisitions and disposals – ordinary	26	—	(144)	318
Acquisitions and disposals – exceptional	26	24	—	—

Net cash inflow/(outflow) before management of liquid resources and financing activities		144	(3)	139
Management of liquid resources
Movement in short-term investments		(20)	—	(48)
Financing activities	26	(260)	210	406

(Decrease)/increase in cash in the year		(136)	207	497

CONSOLIDATED RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2003	2002	2001
		£m	£m	£m
(Decrease)/increase in cash in the year	29	(136)	207	497
Cash outflow/(inflow) from decrease/(increase) in debt and lease financing	29	247	(210)	(406)
Cash outflow from increase in liquid resources	29	20	—	48

Change in net debt resulting from cash flows		131	(3)	139
Translation differences		11	98	17
Other non-cash movements		(22)	(10)	18

Movement in net debt in the year		120	85	174
Net debt at the start of the year		(812)	(897)	(1,071)

Net debt at the end of the year	29	(692)	(812)	(897)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
(Loss)/profit for the financial year	(219)	113	138
Exchange differences on the retranslation of net investments and related borrowings (net of £7 million tax (2002: £10 million))	15	(42)	(4)
Share of recognised (loss)/profit of associated undertaking	—	(1)	2

Total recognised gains and losses relating to the financial year	(204)	70	136

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

		Year ended	Year ended	Year ended
		31 December	31 December	31 December
		2003	2002	2001
		£m	£m	£m
(Loss)/profit for the financial year		(219)	113	138
Other recognised gains and losses relating to the year	25	15	(43)	(2)
Share buyback	25	(13)	—	—

Net (reduction from)/additions to shareholders’ funds		(217)	70	136
Opening shareholders’ funds		1,740	1,670	1,534

Closing shareholders’ funds		1,523	1,740	1,670

The accompanying notes are an integral part of this consolidated financial information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 Principal accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group’s consolidated financial statements.

i Basis of preparation of accounts

The financial statements of International Power plc and its subsidiary undertakings (the Group) are prepared under the historical cost convention and in accordance with UK generally accepted accounting principles (UK GAAP), except for the departures noted below.

Certain energy-based futures contracts used for proprietary trading are marked to market using externally derived market prices. This is a departure from the general provisions of Schedule 4 of the Companies Act 1985. An explanation of this departure is given in note xv.

UK GAAP varies in certain respects from US GAAP. Application of US GAAP would have affected shareholders’ equity and results of operations for each of the periods presented to the extent summarised in note 35.

ii Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiary undertakings up to 31 December 2003. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

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

Purchased goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 1 April 1998, when FRS 10 (Goodwill and Intangible Assets) was adopted, was set off against reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously set off to reserves is taken back through the profit and loss account as part of the profit or loss on disposal.

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

iii Income recognition

Turnover, from plants subject to power purchase agreements (PPAs), is recognised in accordance with the contract terms in respect of owned assets or in accordance with note x for leased assets. Turnover from merchant plants is recognised as output is delivered after taking account of related hedging contracts. Liquidated damages (LDs), in respect of late commissioning, are included in other operating income. Proprietary trading income is recognised on the basis of completed contracts and the mark-to-market value of outstanding contracts at the period end.

iv Pension costs

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

v Environmental liabilities

Provision for environmental liabilities is made when expenditure on remedial work is probable and the Group is obliged, either legally or constructively through its environmental policies, to undertake such work. Where the amount is expected to be incurred over the long-term, the amount recognised is the present value of the estimated future expenditure and the unwinding of the discount is included within interest payable and similar charges.

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

Project development costs (including appropriate direct internal costs) are capitalised from the point that the Board confirms that it is virtually certain that the project will proceed to completion.

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

The depreciation charge is based on the following estimates of useful lives:

Years
Power stations	20-40
Fixtures, fittings, tools and equipment	4-5
Computer equipment and software	3-5
Combined cycle gas turbine (CCGT) hot gas path parts, on average	2-4

Freehold land is not depreciated.

ix Decommissioning costs

Provision has been made for the estimated decommissioning costs at the end of the useful economic life of the Group’s power stations and generating assets on a discounted basis. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included in interest payable and similar charges.

x Leased assets

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

xi Fixed asset investments

Fixed asset investments (other than joint ventures and associates which are discussed in note ii) are stated at cost less provision for any impairment in value.

xii Current asset investments

Current asset investments are stated at the lower of cost and market value. These are included as liquid resources within the cash flow statement.

xiii Stocks

Plant spares, operating stocks of fuel and consumables are valued at the lower of cost and net realisable value. These are included as current assets.

xiv Deferred taxation

Deferred taxation is provided on timing differences, arising from the different treatment for accounts and taxation purposes of transactions and events recognised in the financial statements of the current year and previous years. Deferred taxation is calculated at the rates at which it is estimated that tax will arise. Deferred tax assets and liabilities are not discounted.

xv Financial instruments

The Group uses a range of derivative instruments, including interest rate swaps, options, energy-based futures contracts and foreign exchange contracts and swaps. Derivative instruments are used for hedging purposes, apart from energy-based futures contracts, some of which are used for trading purposes. Interest differentials on derivative instruments are charged to the profit and loss account as interest costs in the period to which they relate. Accounting for foreign currency transactions is described in the foreign exchange policy in note vi. Changes in the market value of futures trading contracts are reflected in the profit and loss account in the period in which the change occurs.

Energy-based futures contracts used for proprietary trading purposes are marked to market using externally derived market prices and subsequent movements in fair value reflected through the profit and loss account. This is not in accordance with the general provisions of Schedule 4 of the Companies Act 1985, which requires that these contracts be stated at the lower of cost and net realisable value or that, if revalued, any revaluation difference be taken to a revaluation reserve. However, the Directors consider that these requirements would fail to provide a true and fair view of the results for the year since marketability of energy trading contracts enables decisions to be taken continually on whether to hold or sell them. Accordingly the measurement of profit in any period is properly made by reference to market values. The effect of the departure on the financial statements is to reduce the loss for the year by £1 million (2002: increase the profit by £2 million) and decrease the net assets at 31 December 2003 by £4 million (2002: £nil).

xvi Debt instruments

New borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are charged to the profit and loss account over the life of the instrument.

xvii Interest rate management

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

xviii Foreign exchange management

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

xix Use of estimates in the preparation of financial information

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

xx Exceptional items

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

a By class of business

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Group turnover
Electricity generation	1,273	1,129	1,103
Corporate	—	—	—

	1,273	1,129	1,103
Less: turnover of joint ventures	(136)	(122)	(139)
Less: turnover of associates	(285)	(290)	(407)

	852	717	557

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Profit before interest and taxation (excluding all exceptional items)
Electricity generation	313	417	354
Corporate costs	(28)	(29)	(28)

	285	388	326

b By geographical area

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Group turnover
North America	414	315	237
Europe	474	440	521
Middle East	33	—	—
Australia	224	226	194
Rest of World	128	148	151

	1,273	1,129	1,103
Less: turnover of joint ventures	(136)	(122)	(139)
Less: turnover of associates	(285)	(290)	(407)

	852	717	557

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Profit before interest and tax
North America	2	99	93
Europe	103	100	141
Middle East	23	9	—
Australia	101	101	72
Rest of World	84	108	48

	313	417	354
Corporate costs	(28)	(29)	(28)

Profit before interest and tax (excluding exceptional items)	285	388	326
Exceptional items	(342)	(61)	30

(Loss)/profit before interest and tax	(57)	327	356

North America profit before interest and tax includes other income in respect of the late commissioning and performance recovery of new power plants amounting to £27 million (year ended 31 December 2002: £102 million; year ended 31 December 2001: £80 million).

Sales of electricity generated in each geographic region are made solely to customers in the same geographic region.

In the year ended 31 December 2003, loss before tax derived from UK operations was £88 million (2002: loss of £111 million; 2001: profit of £2 million.)

Exceptional items before interest and tax are analysed by geographic region as follows:

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Exceptional items
North America	(404)	—	—
Europe	7	(103)	20
Middle East	—	—	—
Australia	—	—	—
Rest of World	55	42	2
Corporate Costs	—	—	8

Exceptional items before interest and tax	(342)	(61)	30

We also incurred an exceptional interest charge of £16 million during the year ended 31 December 2003 (year ended 31 December 2001: £29 million). Further details are given in note 9.

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Depreciation
North America	53	53	32
Europe	18	23	28
Middle East	2	—	—
Australia	33	33	31
Rest of World	2	2	4

	108	111	95

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Capital Expenditure
North America	55	107	295
Europe	15	30	201
Middle East	1	18	7
Australia	58	24	26
Rest of World	—	3	67

	129	182	596

Capital expenditure is analysed below:

	Year ended	Year ended 31	Year ended 31
	31 December	December	December
	2003	2002	2001
	£m	£m	£m
Additions to tangible fixed assets	121	175	399
Tangible fixed assets acquired with subsidiary undertakings	—	—	197
Additions to fixed asset investments	8	7	—

	129	182	596

c Net assets employed by division

	Net operating assets
	31 December	31 December
Geographical analysis by origin	2003	2002
	£m	£m
North America	671	1,197
Europe	549	536
Middle East	72	75
Australia	976	787
Rest of World	315	303
Corporate and development	(56)	(66)

Net operating assets	2,527	2,832
Borrowings	(1,435)	(1,654)
Cash and short-term deposits	743	842
Deferred tax	(205)	(219)
Taxation	(86)	(53)
Goodwill - on acquisition of associated undertakings	17	20
Goodwill - on acquisition of subsidiary undertakings	1	1

Net assets per consolidated balance sheet	1,562	1,769

3 Net operating costs before exceptional items

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Cost of sales	729	558	383
Other operating costs.	64	85	105
Other operating income	(66)	(134)	(96)

	727	509	392

Other operating income includes compensation for the late commissioning of plants, billings in respect of operations and maintenance services and profit on sale of development sites.

The impact of exceptional items on the above line items would be to increase cost of sales by £404 million and £103 million in the years ended 31 December 2003 and 2002 and to increase other operating costs by £2 million in the year ended 31 December 2001.

4 Profit/(loss) on ordinary activities before taxation

Profit/(loss) on ordinary activities before taxation is stated after charging/(crediting):

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Depreciation of tangible fixed assets	108	111	95
Amortisation of intangible fixed assets	—	(1)	(1)
Other amortisation	1	2	—
Development costs net of recoveries and amounts capitalised	14	8	18
Operating exceptional items (Note 9)	369	103	2
Property lease rentals payable (net of recoveries)	3	2	3
Profit on disposal of fixed assets (excluding exceptional items)	—	—	(1)
Foreign exchange (gains)/losses net	(19)	7	1
Auditors’ remuneration – statutory audit:
Fees due to the lead auditors, KPMG	1.0	0.7	0.7
Fees due to other auditors	0.1	0.1	—

	1.1	0.8	0.7
Auditors’ remuneration – other fees paid to the lead auditors and their associates for services:
Accounting consultations	0.3	0.4	0.6
Due diligence assistance	0.1	0.2	0.4

The Audit Committee and the firm of external auditors have safeguards to avoid the possibility that the auditors’ objectivity and independence could be compromised. These safeguards include the implementation of a policy on the use of the external auditor for non-audit related services. This policy has been revised during the year to incorporate the provisions of the Sarbanes-Oxley Act 2002 and subsequent Securities and Exchange Commission (SEC) rules. Where it is deemed that the work to be undertaken is of a nature that is generally considered reasonable to be completed by the auditor of the Group for sound commercial and practical reasons, the conduct of such work will be permissible provided that it has been pre-approved by the Audit Committee. Examples of pre-approved services include the completion of regulatory audits, provision of taxation and regulatory advice, reporting to the SEC and the completion of certain financial due diligence work. All these services are also subject to a pre-determined fee limit. Any work performed in excess of this limit must be approved by the Chief Financial Officer and the Audit Committee.

5 Interest receivable and similar income

	Year ended
	31 December	Year ended	Year ended
	2003	31 December 2002	31 December 2001
	£m	£m	£m
a) Group interest receivable and similar income
Interest receivable and similar income	23	24	24
Foreign exchange gains (net)	19	—	—

Total Group interest receivable and similar income	42	24	24

6 Interest payable and similar charges

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
a) Group interest payable and similar charges
Interest on:
Bank loans and overdrafts	101	102	103
Other borrowings	22	24	16

	123	126	119
Finance charges on discounting of deferred consideration	—	—	4
Interest capitalised	(2)	(5)	(23)

Group interest payable and similar charges – ordinary	121	121	100
Exceptional interest (note 9)	16	—	29

Total Group interest payable and similar charges	137	121	129

b) Interest payable of associates and joint ventures
Share of interest payable of joint ventures	10	12	14
Share of interest payable of associates	22	23	33

	32	35	47

7 Directors’ and employees’ remuneration

Salaries and other staff costs, including Directors’ remuneration, were as follows:

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Wages and salaries	68	63	62
Social security costs	4	3	3
Pension costs (note 8)	6	5	4

Total employees’ remuneration	78	71	69
Less: amount capitalised as part of assets in the course of construction	(1)	(1)	(4)

Total staff costs	77	70	65

Employee numbers

The average number of employees during the financial year, analysed by geographic segment was:

	Year ended	Year ended 31	Year ended 31
	31 December	December	December
	2003	2002	2001
North America	212	207	200
Europe	746	749	643
Middle East	342	43	17
Australia	591	593	586
Rest of World	362	367	752
Corporate and development	163	146	134

Average number of employees – continuing business	2,416	2,125	2,332

8 Pension scheme funding

UK: The majority of pensions for UK employees are funded through the industry-wide scheme, the Electricity Supply Pension Scheme (ESPS), which is a defined benefit scheme with assets invested in separate trustee administered funds. The ESPS is divided into sections, and the

International Power Group of the ESPS was opened to members on 1 April 2002 and employees’ past service rights were transferred into the Group later that year.

For 2002 SSAP 24 disclosures, the pension expense was taken to be equal to the contributions paid, as assets and liabilities in respect of members’ pensionable service prior to 1 April 2002 were not transferred to the Group until late 2002.

Pension costs for 2003 have been calculated using assumptions consistent with those used to assess the initial rate of contributions paid by the Group, and based on market conditions at the start of the accounting period.

The pension cost for 2003 is £3.1 million, comprising £2.6 million regular cost and £0.5 million variation cost.

The principal assumptions used to calculate these pension costs are set out below:

Pre-retirement investment return	6.5%pa
Post-retirement investment return	5.0%pa
Salary increases	3.8%pa
Pension increases in deferment	2.5%pa
Pension increases in payment	2.7%pa

The actuarial value of assets as at 31 March 2003, the date of the first formal valuation, was £33 million. The accrued liabilities valued on the projected unit credit method using assumptions set out below, were £43 million. The market value of assets was, therefore, 77% of accrued liabilities. Arrangements have been made to make good the past service deficit over the average future working lifetime of the membership (calculated to be approximately 12 years).

The principal assumptions used for the 31 March 2003 valuation are:

Pre-retirement investment return	6.6%pa
Post-retirement investment return	5.1%pa
Salary increases	4.1%pa
Pension increases in deferment	2.7%pa
Pension increases in payment	2.7%pa

AUSTRALIA: Employees at Hazelwood participate in a standard Australian superannuation fund called Equipsuper. This plan provides benefits primarily for employees in the electricity, gas and water industry, and was developed from the scheme sponsored by the State Electricity Commission of Victoria.

At 31 December 2003, the actuarial value of assets was 104% of accrued liabilities. The assets were £54 million and liabilities were £52 million. The pension cost for 2003 was £2 million.

The principal assumptions are set out below:

Valuation date	31 December 2003
Principal assumptions:
Investment return	7.5%pa
Salary increases	5.0%pa
Pensions increases	n/a

In other countries, employees are members of local social security schemes and in some cases defined contribution plans. The charge for 2003 in respect of defined contribution plans was £1 million.

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

The valuation used for FRS 17 disclosures for the UK schemes has been based on the most recent actuarial valuations at 30 November 2001, 31 March 2002 and 31 March 2003, and updated by independent qualified actuaries to take account of the FRS 17 reporting requirements for assessing the liabilities of the schemes at 31 December 2003.

The Group operates a number of defined benefit schemes for employees of its overseas businesses. Full actuarial valuations of these schemes have been carried out within the last three years and results have been updated to 31 December 2003 by qualified independent actuaries.

The assumptions used to calculate scheme liabilities under FRS 17 are:

	31 December 2003		31 December 2002		31 December 2001
Financial assumptions	UK	Australia	UK	Australia	UK	Australia
	%	%	%	%	%	%
Discount rate	5.40	7.50	5.50	7.00	5.80	7.25
Rate of increase in salaries	4.30	4.00	3.80	4.00	4.00	4.00
Inflation rate	2.80	3.00	2.30	3.50	2.50	3.00
Increase in deferred benefits during deferment	2.90	n/a	2.50	n/a	2.60	n/a
Increases to pensions payments	2.90	n/a	2.50	n/a	2.60	n/a

The amounts required to be disclosed by FRS 17 in respect of the performance statements were:

Analysis of amounts that would have been charged to operating profit in respect of defined benefit schemes

	2003	2002
	£m	£m
Current service	(5)	(3)
Past service cost	—	(1)

Total operating charge	(5)	(4)

Analysis of amounts that would have been credited to other finance income

	2003	2002
	£m	£m
Expected return on schemes’ assets	5	5
Interest on schemes’ liabilities	(5)	(4)

Net return	—	1

Analysis of amounts that would have been recognised in the consolidated statement of recognised gains and losses

	2003	2002
	£m	£m
Actual return less expected return on schemes’ assets	5	(11)
Experience gains/(losses) arising on schemes’ liabilities	(3)	(1)
Changes in assumptions underlying the present value of schemes’ liabilities	(7)	(5)
Currency translation adjustment	1	—

Actuarial loss recognised in the consolidated statement of total recognised gains and losses	(4)	(17)

History of experience gains and losses

	2003	2002
Difference between the actual and expected return on schemes’ assets:
Amount (£m)	5	(11)
Percentage of schemes’ assets	5%	15%
Experience gains and losses on schemes’ liabilities:
Amount (£m)	(3)	(1)
Percentage of schemes’ liabilities	3%	1%
Total amount recognised in the consolidated statement of total recognised gains and losses:
Amount (£m)	(4)	(17)
Percentage of the present value of schemes’ liabilities	4%	22%

The assets in the schemes and expected rates of return (weighted averages) were:

	31 December 2003		31 December 2002		31 December 2001
	UK	Australia	UK	Australia	UK	Australia
	%	%	%	%	%	%
Long term rate of return expected
Equities	7.8	7.6	7.0	7.5	7.4	7.5
Bonds	5.1	4.8	4.5	5.5	4.9	5.5
Other	6.6	6.1	4.8	5.5	—	5.5

	UK	Australia	Total	UK	Australia	Total	UK	Australia	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets in schemes
Equities	36	35	71	27	24	51	19	23	42
Bonds	5	14	19	4	12	16	16	12	28
Other	4	5	9	3	4	7	—	5	5

Total market value of assets	45	54	99	34	40	74	35	40	75
Present value of scheme liabilities	(58)	(50)	(108)	(43)	(36)	(79)	(39)	(25)	(64)

(Deficit)/ surplus in the scheme	(13)	4	(9)	(9)	4	(5)	(4)	15	11
Related deferred tax asset/(liability)	4	(1)	3	3	(1)	2	1	(5)	(4)

Net pension (liability)/asset	(9)	3	(6)	(6)	3	(3)	(3)	10	7

Other assets principally comprise property and cash.

If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss reserve at 31 December would be as follows:

	2003	2002	2001
	£m	£m	£m
Net assets
Net assets excluding pension asset/(liability)	1,562	1,769	1,697
FRS 17 pension (liability)/asset	(6)	(3)	7

Net assets including FRS 17 pension (liability)/asset	1,556	1,766	1,704

Reserves
Profit and loss reserve excluding pension asset/(liability)	113	330	260
Net pension (liability)/asset	(6)	(3)	7

Profit and loss reserve including FRS 17 pension (liability)/asset	107	327	267

Movement in (deficit)/surplus during the year:

	2003	2002
	£m	£m
(Deficit)/surplus in the schemes at the beginning of the year	(5)	11
Current service cost	(5)	(3)
Contributions	5	4
Past service cost	—	(1)
Other finance income	—	1
Actuarial loss	(4)	(17)

Deficit in the schemes at the end of the year	(9)	(5)

9 Exceptional items

	Year ended	Year ended 31	Year ended 31
	31 December	December	December
	2003	2002	2001
	£m	£m	£m
Net operating exceptional items charged/(credited):
Impairment provisions	404	103	—
Reversal of HUBCO impairment	(35)	—	—
Release of provision in respect of onerous property lease	—	—	(8)
Bank guarantee charge in respect of a trade investment (note 32)	—	—	10

Net operating exceptional items	369	103	2

Exceptional income from investments
Backlog dividend received	—	(42)	—

Total operating exceptional items and investment income	369	61	2

Non-operating exceptional items credited:
Profit on disposal of fixed asset investments	(24)	—	(30)
Sale/termination of Chinese operations	(3)	—	(2)

Non-operating exceptional items	(27)	—	(32)

Exceptional interest charges:
Write off of unamortised finance charges	16	—	29

Exceptional interest payable and similar charges	16	—	29

Total exceptional items before attributable taxation	358	61	(1)
Taxation on exceptional items	(26)	(1)	—

Total exceptional items after attributable taxation	332	60	(1)

Year ended 31 December 2003

During the year ended 31 December 2003, the Group wrote down the value of its US merchant plant by £404 million. The carrying values of our US plant were reviewed following the sharp decline in both current and forward electricity prices in ERCOT and NEPOOL markets in the US. This resulted in impairment of our US merchant plant (Hays, Midlothian, Blackstone, Bellingham and Milford). The revised book values were determined by applying a risk adjusted discount rate of 9.7% to the post-tax cash flows expected from the plants over their remaining useful lives.

During the year, we have sold a 5% shareholding in HUBCO in line with our policy of selectively monetising investments at the appropriate time, generating cash of £21 million. Our equity interest in HUBCO now totals 20.7%. We have booked exceptional gains of £52 million, reflecting the profit on this sale and the reversal of a previous impairment provision.

We also sold our investment in VCE (Czech Republic) realising an exceptional gain of £7 million and concluded our divestments in China, realising an exceptional gain of £3 million.

The exceptional interest charge results from the write-off of unamortised facility costs in the US and the UK.

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

10 Tax on profit on ordinary activities

a Analysis of charge in year

	Year ended	Year ended 31	Year ended 31
	31 December	December	December
	2003	2002	2001
	£m	£m	£m
Current taxation
UK Corporation tax at 30% (2002: 30%; 2001: 30%)	26	25	1
Foreign taxation	13	21	29
Share of joint ventures’ taxation	2	2	2
Share of associates’ taxation	16	17	26

Total current taxation charge for year	57	65	58

Deferred taxation
Origination and reversal of timing differences	(30)	11	1
Share of joint venture’s deferred taxation	1	—	—
Share of associates’ deferred taxation	—	—	5

Total deferred taxation (credit)/charge for year	(29)	11	6

Total taxation charge for the year	28	76	64

Included in the tax on profits are the following amounts relating to exceptional items:
Operating exceptional items (deferred tax)	(27)	(14)	—
Exceptional income from investments (current tax)	—	13	—
Non-operating exceptional items (current tax)	2	—	—
Exceptional interest charges (current tax)	(1)	—	—

Taxation credit in exceptional items	(26)	(1)	—

The deferred tax credit of £29 million for the year ended 31 December 2003 derives from foreign operations.

b Reconciliation of current tax charge

The tax charge for the year on ordinary activities varied from the standard rate of UK corporation tax as follows:

	Year ended 31 December			Year ended 31 December			Year ended 31 December
	2003			2002			2001
	Current	Deferred		Current	Deferred		Current	Deferred
	Tax	tax	Total	tax	tax	Total	tax	tax	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporation tax at 30%	52	—	52	77	—	77	61	—	61
Permanent differences	6	—	6	5	—	5	5	—	5
Origination or reversal of timing differences	2	(2)	—	(25)	25	—	(6)	6	—
Tax holidays	(10)	—	(10)	(9)	—	(9)	(9)	—	(9)
Effect on tax rate applied to overseas earnings	6	—	6	4	—	4	7	—	7

Tax charge for the year before exceptional items	56	(2)	54	52	25	77	58	6	64
Exceptional items	1	(27)	(26)	13	(14)	(1)	—	—	—

Tax charge/(credit) for the year	57	(29)	28	65	11	76	58	6	64

The effective tax rate for exceptional items in 2003, 7.3%, is lower than the UK statutory tax rate of 30%, principally due to the recognition of a valuation allowance in respect of potential assets created by the impairment which are not expected to be recovered in the near term. This is offset by the tax benefits associated with non-taxable disposals and impairment reversals. The rate on exceptional items also reflects differing foreign tax rates.

11 Earnings per share (EPS)

	Year ended	Year ended	Year ended
	31 December 2003	31 December 2002	31 December 2001
Earnings per share	pence	pence	pence
Basic
Before exceptional items	10.2	15.5	12.3
Exceptional items	(29.9)	(5.4)	—

After exceptional items	(19.7)	10.1	12.3

Diluted
Before exceptional items	10.1	15.5	12.0
Exceptional items	(29.9)	(5.4)	—

After exceptional items	(19.7)	10.1	12.0

Basic of calculation Earnings
	£m	£m	£m
Profit attributable to shareholders before exceptional items	113	173	137
Exceptional items	(332)	(60)	1

Profit attributable to shareholders after exceptional items.	(219)	113	138
Reduction in interest charge assuming conversion of the Convertible US Dollars Bonds 2005	—	—	7

Earnings after exceptional items and taking into account applicable dilutive instruments	(219)	113	145

Number of ordinary shares
	Million	Million	Million
Weighted average number of issued ordinary shares	1,114.1	1,117.6	1,117.5
Weighted average number of shares held by Employee Share Ownership Plans (ESOPs)	(3.2)	(2.2)	(1.0)

	1,110.9	1,115.4	1,116.5
Dilutive potential ordinary shares
Employee share schemes	9.2	2.6	0.3
Convertible US Dollar Bonds 2005	—	—	83.8

Weighted average number of ordinary shares taking account of applicable dilutive instruments	1,120.1	1,118.0	1,200.6

FRS 14 requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. A net loss per share would only be increased by the exercise of out-of-the-money share options. Since it seems inappropriate to assume that option holders would act irrationally, no adjustment has been made for out-of-the-money options and hence diluted EPS (after exceptional items) equals basic EPS (after exceptional items).

12 Intangible assets

	Goodwill	Negative goodwill	Total
	£m	£m	£m
Cost
At 1 January 2003	10	(10)	—
Exchange rate differences	1	(1)	—

At 31 December 2003	11	(11)	—

Amortisation
At 1 January 2003	(2)	3	1
(Charged)/credited in the year	(2)	2	—

At 31 December 2003	(4)	5	1

Net book value
At 31 December 2003	7	(6)	1
At 31 December 2002	8	(7)	1

Goodwill arising on the acquisition of associated undertakings and joint ventures is set out in note 14 – fixed asset investments.

13 Tangible fixed assets

	Freehold land	Plant, machinery	Assets in course of
	and buildings	and equipment	construction	Total
	£m	£m	£m	£m
Cost
At 1 January 2003	82	2,903	88	3,073
Additions	4	68	48	120
Compensation for long-term performance shortfalls	—	(127)	—	(127)
Reclassifications and transfers	2	98	(111)	(11)
Disposals	(1)	(5)	—	(6)
Exchange rate differences	2	76	(2)	76

At 31 December 2002	89	3,013	23	3,125

Depreciation and diminution in value
At 1 January 2003	18	582	—	600
Provided during the year	3	105	—	108
Impairment	—	404	—	404
Compensation for long-term performance shortfalls	—	(33)	—	(33)
Reclassifications and transfers	—	(5)	—	(5)
Disposals	—	(3)	—	(3)
Exchange rate differences	1	5	—	6

At 31 December 2003	22	1,055	—	1,077

Net book value
At 31 December 2003	67	1,958	23	2,048
At 31 December 2002	64	2,321	88	2,473

Interest capitalised in the year was £2 million. On a cumulative basis, the net book value of interest capitalised is £85 million.

The total value of land that is not depreciated included within freehold land and buildings is £27 million (31 December 2002: £28 million).

14 Fixed asset investments

	Joint ventures	Associated undertakings
	Share of net	Share of net		Other
	assets	assets	Goodwill	investments	Total
	£m	£m	£m	£m	£m
At 1 January 2003	102	283	20	102	507
Share of post-tax profit	19	94	(2)	—	111
Additions	8	—	—	2	10
Distribution and loan repayments	(10)	(58)	—	(1)	(69)
Disposals	—	(4)	—	(4)	(8)
Reclassifications and transfers	7	—	—	—	7
Amortisation	—	—	—	(1)	(1)
Exchange rate differences	—	(17)	(1)	(1)	(19)

At 31 December 2003	126	298	17	97	538

Included within the Group’s share of net assets of joint ventures and associated undertakings is net debt of £712 million (31 December 2002: £503 million). These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power or any other Group company.

Group share of associated undertakings’ net assets	31 December 2003	31 December 2002
	£m	£m
Share of fixed and long-term assets	821	602
Share of current assets	226	221

	1,047	823
Share of liabilities due within one year	(79)	(157)
Share of liabilities due after more than one year	(670)	(383)

	(749)	(540)

Share of net assets	298	283

Group share of joint ventures’ net assets	31 December 2003	31 December 2002
	£m	£m
Share of fixed and long-term assets	302	260
Share of current assets	35	40

	337	300
Share of liabilities due within one year	(37)	(46)
Share of liabilities due after more than one year	(174)	(152)

	(211)	(198)

Share of net assets	126	102

	Year ended	Year ended	Year ended
Group share of results of associated undertakings and joint	31 December	31 December	31 December
ventures	2003	2002	2001
	£m	£m	£m
Share of turnover	421	412	546
Share of operating profit	162	149	161
Share of net income - group	111	95	81

The Group investments that are listed on a recognised stock market are those in The Hub Power Company Limited (HUBCO) and Malakoff Berhad. Both are associated undertakings.

At 31 December 2003, the Group’s share of HUBCO was valued at £90 million (2002: £126 million) on the major Pakistan stock markets and the Group’s share in Malakoff Berhad was valued at £128 million (2002: £108 million) on the Kuala Lumpur stock market. Market values for both Group shareholdings were in excess of the respective book values at the year end.

Kot Addu Power Company Limited (KAPCO), in which the Group holds 36% of the shares, is classified as a trade investment because International Power does not exercise significant influence over the company. In the year ended 31 March 2000, our investment in KAPCO was written down by £44 million.

15 Investments in subsidiary undertakings

	Country of
	incorporation and		Percentage
Name and nature of business	registration	Type of share	shareholding
Hazelwood Power Partnership*	Australia	Partners’ Capital	92%
(Power generation)
Elektrárny Opatovice A.S.*	Czech Republic	Ordinary Shares	99%
(Power generation)
International Power Global Developments Limited	England and Wales	Ordinary Shares	100%
(Project development – overseas)
Pelican Point Power Limited*	England and Wales†	Ordinary Shares	100%
(Power generation)
Rugeley Power Limited	England and Wales	Ordinary Shares	100%
(Power generation)
Deeside Power Development Company Limited	England and Wales	Ordinary Shares	100%
(Power generation)
International Power Fuel Company Limited	England and Wales	Ordinary Shares	100%
(Fuel supplies)
National Power International Holdings BV*	The Netherlands**	Ordinary Shares	100%
(Investment holding company)
Synergen Power Pty Limited*	Australia	Ordinary Shares	100%
(Power generation)
Thai National Power Company Limited*	Thailand	Ordinary Shares	100%
(Power generation)
Midlothian Energy Limited Partnership*	US	Partners’ Capital	100%
(Power generation)
Milford Power Limited Partnership*	US	Partners’ Capital	100%
(Power generation)
ANP Funding I, LLC*	US	Ordinary Shares	100%
(Financing company)
International Power (Cayman) Limited	Cayman Islands**	Ordinary Shares	100%
(Financing company)
IPR Insurance Company Limited*	Guernsey	Ordinary Shares	100%
(Insurance captive)
International Power (Jersey) Limited	Jersey**	Ordinary Shares	100%
(Financing company)
International Power (Finance) Limited	England and Wales	Ordinary Shares	100%
(Financing company)
ANP Blackstone Energy Company, LLC*	US	Ordinary Shares	100%
(Power generation)
ANP Bellingham Energy Company, LLC*	US	Ordinary Shares	100%
(Power generation)
Hays Energy Limited Partnership*	US	Partners’ Capital	100%
(Power generation)
International Power Holdings Limited	England and Wales	Ordinary Shares	100%
(Investment holding company)
Advanced Turbine Products LLC*	US	Partners’ Capital	82%
(Manufacturer of turbine parts)
Al Kamil Power Company SAOC*	Oman	Ordinary Shares	100%
(Power generation)
Tihama Power Generation Company Limited	Saudi Arabia	Ordinary Shares	60%
(Power generation)
International Power Australia Holdings (1) Limited*	England and Wales	Ordinary Shares	100%
(Investment holding company)

All subsidiary undertakings operate in their country of incorporation, except as indicated below. All subsidiary undertakings have December year ends. The Group also has a number of overseas branch offices.

* Held by an intermediate subsidiary undertaking. † Operates in Australia. ** Operates in the UK

16 Investments in associates and joint ventures

	Country of
	incorporation,
	registration and	Accounting		Percentage
Name and nature of business	operation	period end	Type of share	shareholding
Associated undertakings
Malakoff Berhad*	Malaysia	31 August	Ordinary Shares	18%
(Power generation)
The Hub Power Company Limited*	Pakistan	30 June	Ordinary Shares	21%
(Power generation)
Carbopego – Abastecimento de Combustiveis, S.A.*	Portugal	31 December	Ordinary Shares	33%
(Fuel supplies)
Pegop – Energia Electrica, S.A.*	Portugal	31 December	Ordinary Shares	45%
(Power station operations)
Tejo Energia – Producao e Distribuicao de Energia Electrica, S.A.*	Portugal	31 December	Ordinary Shares	45%
(Power generation)
Shuweihat CMS International Power Company PJSC*	UAE	31 December	Ordinary Shares	20%
(Power generation)
Uni-Mar Enerji Yatirimlari A.S.*	Turkey	31 December	Ordinary Shares	33%
(Power generation)
Arabian Power Company PJSC	UAE	31 December	Ordinary Shares	20%
(Power generation)
Joint ventures
Pražska Teplárenská A.S.*	Czech Republic	31 December	Ordinary Shares	49%
(Power generation)
Hartwell Energy Limited Partnership*	US	31 December	Partners’ Capital	50%
(Power generation)
Oyster Creek Limited Partnership*	US	31 December	Partners’ Capital	50%
(Power generation)
South East Australia Pty Limited*	Australia	31 December	Ordinary Shares	33%
(Gas pipeline)

* Held by an intermediate subsidiary undertaking

17 Stocks

	31 December	31 December
	2003	2002
	£m	£m
Plant spares	18	14
Fuel stocks	18	15
Consumables	29	26

Total stocks	65	55

18 Debtors

	31 December	31 December
	2003	2002
	£m	£m
Amounts recoverable within one year:
Trade debtors (net)	50	48
Other debtors	54	23
Prepayments and accrued income	53	59

Total amounts recoverable within one year	157	130

Amounts recoverable after more than one year:
Other debtors	3	4

Total amounts recoverable after more than one year	3	4

Total debtors	160	134

Provision for doubtful debts is analysed below:

	31 December
	2003	31 December 2002	31 December 2001
	£m	£m	£m
Brought forward	(17)	(11)	(4)
Charged to profit and loss	—	(6)	(7)

Carried forward	(17)	(17)	(11)

19 Current asset investments

	31 December	31 December
	2003	2002
	£m	£m
Unlisted investments	70	43

Current asset investments are primarily short-term money market deposits used for fund management and treasury purposes.

20 Creditors: amounts falling due within one year

	31 December 2003	31 December 2002
	£m	£m
Trade creditors	71	106
Other creditors	58	34
Other taxation and social security	—	—
Corporation tax	86	53
Accruals and deferred income	100	134
Bank loans (secured)	531	810

6¼% Euro Dollar Bonds 2003	—	37
2% Convertible US Dollar Bonds 2005	—	231

Total Bonds	—	268

Total creditors: amounts falling due within one year	846	1,405

The bank loans are secured by fixed and floating charges over the assets of certain subsidiary undertakings.

Secured loans without recourse

Secured bank loans without recourse are those where the obligation to repay lies solely on the assets of the subsidiary undertaking concerned.

At 31 December 2003, we were in discussions with bank groups in relation to claimed technical defaults on the non-recourse debt for the US merchant asset portfolio. As these issues were not fully resolved at 31 December 2003, the debt at ANP has been reported as current non-recourse debt in our accounts.

21 Creditors: amounts falling due after more than one year

	31 December 2003	31 December 2002
	£m	£m
Other creditors	5	7
Bank loans (secured):
Between one and five years	262	138
In more than five years	442	438

Total bank loans	704	576
2% Convertible US Dollar Bonds 2005	62	—
3.75% Convertible US Dollar Bonds 2005	138	—

Total Bonds	200	—

Total creditors: amounts falling due after more than one year	909	583

The bank loans are secured by a fixed and floating charge over the assets of certain subsidiary undertakings.

Convertible bonds

2% Convertible US Dollar Bonds 2005

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

On 24 November 2003, US$254 million of the notes were redeemed at the holders’ option at a redemption price of 107.1% of their principal amount. The balance of US$103 million will remain for a further two-year period at an effective interest rate of 4.6%.

The ‘unput’ convertible unsecured notes will be redeemed on 24 November 2005 at a redemption price of 112.4% of their principal amount. Accordingly the convertible bond is now shown within long-term liabilities.

3.75% Convertible US Dollar Bonds 2005

On 22 August 2003, International Power (Jersey) Limited, a wholly-owned subsidiary company incorporated in Jersey, issued US$252.5 million 3.75% convertible notes due 2023, convertible into preference shares of International Power (Jersey) Limited at the holder’s option, exchangeable for Ordinary Shares of, and fully and unconditionally guaranteed on a senior unsecured basis by International Power plc.

The notes are convertible into Ordinary Shares of International Power plc at a conversion price of 200p at any time between 2 October 2003 and 12 August 2023. Each US$1,000 principal amount of notes will entitle the holder to convert into a US$1,000 paid up value of Preference Shares of International Power (Jersey) Limited.

The notes may be redeemed at the holder’s option at their principal amount, together with accrued interest, to the date fixed for redemption.

If the conversion option is not exercised, the convertible unsecured notes will be redeemed on 22 August 2023 at a redemption price equivalent to their principal amount.

Premium on redemption of convertible notes

Provision is made for the possible premium on redemption of the 2005 and 2023 convertible bonds. This is included within the carrying amount of the bonds. At 31 December 2003, the amount accrued was £8 million (31 December 2002: £13 million). The finance cost charged in the profit and loss account comprises the aggregate of the coupon on the convertible unsecured notes and the proportion of the premium on redemption that relates to the financial year.

22 Provisions for liabilities and charges

		Rationalisation
		and
	Deferred tax	restructuring	Other	Total
	£m	£m	£m	£m
At 1 January 2003	219	11	25	255
Charged to the profit and loss account	28	1	1	30
Credited to profit and loss account	(58)	—	(4)	(62)
Provision utilised/ released	—	(3)	(2)	(5)
Transfer to corporation tax	(4)	—	—	(4)
Foreign exchange	20	—	4	24

At 31 December 2003	205	9	24	238

Provisions for rationalisation and restructuring include an onerous lease provision of £5 million (31 December 2002: £6 million) and a provision for staff relocation of £4 million (31 December 2002: £5 million). The onerous lease provision is based on an estimate of the present value of future net cash flows, discounted at an appropriate rate in accordance with FRS12 (Provisions, Contingent Liabilities and Contingent Assets). The relocation provision was created at £7 million as part of the exceptional cost of £25 million for restructuring charged to the profit and loss account in the nine month period ended 31 December 2000. The severance provision was for the termination of 113 employees. These employees were from a broad cross section of head office staff. During the year, relocation benefits of £1 million (year ended 31 December 2002: nil) were paid and charged against the liability.

The remainder of other provisions primarily relates to site restoration and long service leave provisions in Australia. These liabilities are not expected to arise in the short-term. The group has a provision of £7 million (31 December 2002: £6 million) for mine site restoration in Australia. The provision is based on the current Mine Rehabilitation Plan as endorsed by the regulatory authority. These costs have been estimated on the basis of current costs, current legal requirements and current technology. The provision is based on the present value of these costs. The ultimate amount of the restoration obligations that will be incurred cannot be predicted with certainty due to the impact of changes in environmental legislation, technology and other factors. However, management does not believe that the ultimate resolution of this matter, after considering the amounts provided, will have a material impact on the consolidated balance sheet or consolidated profit and loss account.

23 Deferred taxation

Deferred taxation accounted for in the consolidated balance sheet and the potential amounts of deferred taxation are:

	As at	As at
	31 December	31 December
	2003	2002
	£m	£m
Full potential deferred tax liabilities:
Tangible fixed assets accelerated capital allowances	(175)	(237)
Other timing differences	(21)	(24)
Dividends of overseas subsidiary undertakings	(16)	(17)

Total gross deferred tax liabilities	(212)	(278)
Less: deferred tax liabilities not provided	—	—

Total deferred tax liabilities provided	(212)	(278)
Full potential deferred tax assets:
Provisions	3	2
Tax losses	86	45
Other timing differences	35	12

Total gross deferred tax assets	124	59
Less: deferred tax assets not recognised	(117)	—

Total deferred tax asset recognised	7	59

Net deferred tax liability provided	(205)	(219)

Deferred tax assets would be offset against suitable taxable profits when they arise.

Of the £86 million deferred tax asset in respect of tax losses (gross losses £230 million), £83 million (gross loss £221 million) can be carried forward for a period of between 12 and 20 years, the balance can be carried forward indefinitely.

A valuation allowance of £117 million has been made in the year. Due to deterioration in performance of the relevant businesses in the period there is no longer significant certainty that losses will be recovered against future taxable income. Unless there is significant improvement in underlying performance this valuation allowance is expected to remain in the near term.

Undistributed earnings at the Company’s foreign subsidiaries amounted to approximately £37 million at 31 December 2003. These earnings are considered to be indefinitely reinvested and, accordingly, no tax has been provided thereon. Upon distribution of those earnings in the form of dividends, the Company would be subject to UK tax (subject to an adjustment for foreign tax credits). Determination of the amount of unrecognised deferred tax liability is not practicable because of the complexities associated with its hypothetical calculation.

24 Share capital

	Authorised Ordinary		Issued and fully paid Ordinary
	Shares of 50p		Shares of 50p
	Number	£m	Number	£m
Balance at 1 January 2003	1,700,000,000	850	1,117,561,520	559
Issue of shares under the Sharesave Scheme	—	—	1,944	—
Issue of shares under Executive Share Option Scheme	—	—	180,853	—
Shares brought back and cancelled	—	—	(10,652,323)	(5)

Balance at 31 December 2003	1,700,000,000	850	1,107,091,994	554

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

Employee share schemes

a) Share Option Plans

The Company operates the following share plans for which shares may be issued by the Company out of authorised but unissued share capital upon exercise of options: the 2002 Performance Share Plan; the UK Approved and Unapproved Executive Share Option Plans; the Global Executive Share Option Plan; the UK Approved Sharesave Plan and the Global Sharesave Plan. The UK Approved Sharesave Plan and the Global Sharesave Plan are savings related and enable employees to invest up to a maximum of £250 per month.

		Sharesave Scheme		Executive Share Option Scheme
		Number of	Weighted	Number of	Weighted
		Ordinary	average	Ordinary	average
	Note	Shares	exercise price	Shares	exercise price
		million	Pence	million	pence
Options outstanding at 31 December 2000	i	1.9	260	9.9	335
Granted		1.5	194	2.2	234
Exercised/lapsed	ii	(1.8)	262	(4.5)	344

Options outstanding at 31 December 2001	i	1.6	200	7.6	302
Granted		3.7	90	4.1	196
Exercised/lapsed	ii	(1.6)	188	(0.5)	322

Options outstanding at 31 December 2002		3.7	90	11.2	262
Granted		2.2	86	11.8	70
Exercised/lapsed		(0.2)	90	(0.3)	70

Options outstanding at 31 December 2003	i	5.7	89	22.7	164

Options exercisable at 31 December 2003		—	—	4.9	328
Options exercisable at 31 December 2002		—	—	2.3	347
Options exercisable at 31 December 2001		—	—	2.6	349

i Options outstanding

		Number of Ordinary Shares
			Year ended	Year ended
	Option	Date	31 December	31 December
	price	exercisable	2003	2002
Sharesave schemes	307.51p	2003	—	4,486
	250.00p	2003	775	775
	188.00p	2004	12,159	18,856
	188.00p	2006	8,976	17,952
	200.00p	2004	6,780	6,780
	200.00p	2006	7,592	16,029
	90.00p	2005	1,076,670	1,181,040
	90.00p	2007	2,492,950	2,492,950
	100.00p	2006	291,557	—
	110.00p	2008	216,667	—
	79.00p	2006	875,724	—
	79.00p	2008	748,259	—
Executive share option schemes	297.94p	1996-2003	52,935	54,085
	336.21p	1997-2004	101,858	101,858
	306.14p	1998-2005	290,736	290,736
	323.23p	1999-2006	472,639	472,639
	386.09p	2000-2007	555,541	555,541
	352.61p	2001-2008	761,052	766,660
	331.42p	2002-2007	33,206	33,206
	311.75p	2003-2010	2,689,810	2,704,525
	235.00p	2004-2011	1,935,593	1,949,477
	217.00p	2004-2011	165,778	165,778
	196.00p	2005-2012	4,038,393	4,056,787
	70.00p	2006-2013	11,609,290	—
Performance Share Plan 2002	84.00p	2005-2006	3,807,057	—

Total options outstanding at the end of the year			32,251,997	14,890,160

The weighted average remaining contractual life of options outstanding at 31 December 2003 is shown below:

Weighted average
remaining
contractual life
years
Sharesave Schemes	4
Executive Share Option Schemes	9
Total options outstanding at 31 December 2003	8

ii Options exercised

	Option	Number of
	price	Options	Nominal value	Consideration
			£	£
31 December 2001
Sharesave Schemes	246.01p	80,318	40,159	197,590
	307.51p	1,902	951	5,849
	282.23p	5,663	2,832	15,983
Executive Share Option Schemes	180.40p	9,425	4,712	17,003
Total options exercised during the year ended

31 December 2001		97,308	48,654	236,425

31 December 2002
Sharesave Schemes	188.00p	3,057	1,529	5,747
Total options exercised during the year ended

31 December 2002		3,057	1,529	5,747

31 December 2003
Sharesave Schemes	70.00p	180,853	90,426	126,597
Executive Share Option Schemes	90.00p	1,944	972	1,750
Total options exercised during the year ended

31 December 2003		182,797	91,398	128,347

b) Profit Sharing Share Scheme

In addition to the above, the Company operates an Inland Revenue Approved Profit Sharing Scheme. No further appropriations have been made in respect of this Scheme. On 26 May 2003, 454,825 shares in International Power plc, representing the balance of the shares held in trust were released to 1,885 present and former employees of the Group. No further appropriations were made in respect of this scheme during the year.

c) Demerger Share Plan

At demerger, the Board of the Company established the Demerger Share Plan to provide an incentive to those employees (other than Executive Directors) who were remaining in continuous full-time employment with the Company. On 3 October 2000, the Board made conditional awards of 288,359 shares to 181 employees of the Company. No specific purchases of shares have been made in respect of this Plan to date as the Company is utilising the balance of shares unallocated from two former employee share plans that ceased operation at demerger to meet the vesting of conditional awards under the Demerger Share Plan. During the year, a total of 15,241 shares were released to individuals ceasing employment with the Company in accordance with their entitlement under the rules of the Demerger Share Plan. On 3 October 2003, the Demerger Share Plan vested and a total of 244,094 were released to employees.

d) 2002 Performance Share Plan

At the AGM in May 2003, shareholders approved the establishment of the 2002 Performance Share Plan. The Company granted an option to acquire 3,807,057 Ordinary Shares in the Company at an option price of 84 pence per share. This option can only be exercised to the extent required to satisfy conditional awards made on 10 March 2003 under the 2002 Performance Share Plan. These conditional awards can only vest after the end of the relevant performance period and only to the extent to which performance conditions have been achieved. The performance period ends on 31 December 2005. No shares were released in respect of this plan during 2003.

e) Managers’ share bonus arrangements

During 2003 a total of 1,800,000 shares in International Power were acquired in respect of the annual incentive arrangements for Executive Directors and senior managers for a consideration of £1.5 million. These shares have been placed in an Employee Share Ownership Trust.

f) Employee Share Schemes

The Group takes advantage of the exemption granted under UITF 17 (Employee Share Schemes) whereby no compensation expense need be recorded for SAYE employee schemes.

25 Reserves

		Share	Capital			Total share-
	Share	premium	redemption	Capital	Profit and	holders’
	capital	account	reserve	reserve	loss account	funds-equity
	£m	£m	£m	£m	£m	£m
At 1 January 2001	559	289	140	422	124	1,534
Profit for the financial year	—	—	—	—	138	138
Other recognised gains and losses relating to the year (net)	—	—	—	—	(2)	(2)

At 31 December 2001	559	289	140	422	260	1,670

		Share	Capital			Total share-
	Share	premium	redemption	Capital	Profit and	holders’
	capital	account	reserve	reserve	loss account	funds-equity
	£m	£m	£m	£m	£m	£m
At 1 January 2002	559	289	140	422	260	1,670
Profit for the financial year	—	—	—	—	113	113
Other recognised gains and losses relating to the year (net)	—	—	—	—	(43)	(43)

At 31 December 2002	559	289	140	422	330	1,740

		Share	Capital			Total share-
	Share	premium	redemption	Capital	Profit and	holders’
	capital	account	reserve	reserve	loss account	funds-equity
	£m	£m	£m	£m	£m	£m
At 1 January 2003	559	289	140	422	330	1,740

		Share	Capital			Total share-
	Share	premium	redemption	Capital	Profit and	holders’
	capital	account	reserve	reserve	loss account	funds-equity
	£m	£m	£m	£m	£m	£m
Share buyback	(5)	—	5	—	(13)	(13)
Profit for the financial year	—	—	—	—	(219)	(219)
Other recognised gains and losses relating to the year (net)	—	—	—	—	15	15

At 31 December 2003	554	289	145	422	113	1,523

The share premium account, capital redemption reserve and capital reserve are not distributable.

The cumulative amount of goodwill set off to reserves prior to the adoption of FRS 10, on acquisition of subsidiary undertakings, is £95 million (31 December 2002: £95 million).

There is a current prohibition on the payment of dividends by the Company by the terms of a Credit Facility, dated 16 October 2003. The Company makes returns to shareholders by making share buybacks. The Company will review its dividend policy at the end of 2004, based on cash flow performance and business outlook.

26 Notes to the cash flow statement

a Reconciliation of operating (loss)/ profit to net cash inflow from operating activities

		Year ended
		31 December	Year ended	Year ended
		2003	31 December 2002	31 December 2001
		£m	£m	£m
Operating (loss)/ profit		(279)	105	163
Impairment	14	404	103	—

		125	208	163
Depreciation	14	108	111	95
Goodwill amortisation	13	—	(1)	(1)
Other amortisation	15	1	2	—
Loss on disposal of fixed assets		—	—	1
Movement in working capital:
(Increase)/decrease in stocks		(5)	(29)	7
(Increase)/decrease in debtors		(25)	19	(21)
(Decrease)/increase in creditors		(13)	(37)	48
Movement in provisions		(7)	3	(18)

Net cash inflow from operating activities		184	276	274

b Dividends received from joint ventures and associates

	Year ended
	31 December	Year ended	Year ended
	2003	31 December 2002	31 December 2001
	£m	£m	£m
Dividends from joint ventures	10	12	7
Dividends from associates	58	72	52

Total dividends received from associates and joint ventures	68	84	59

c            Returns on investments and servicing of finance

	Year ended
	31 December	Year ended	Year ended
	2003	31 December 2002	31 December 2001
	£m	£m	£m
Dividends received from fixed asset investments	33	31	—
Other interest received	26	24	24
Debt and loan interest paid	(105)	(102)	(97)
Debt issue costs paid	(3)	(8)	(32)
Dividends paid to minority shareholders	(2)	(2)	—

Returns on investments and servicing of finance - ordinary	(51)	(57)	(105)

Other financing costs paid – exceptional
Dividends received from fixed asset investments	—	42	—
Refinancing charges	(4)	(25)	—

	(4)	17	—

Net cash outflow from returns on investment and servicing of finance	(55)	(40)	(105)

d            Capital expenditure and financial investment

	Year ended
	31 December	Year ended	Year ended
	2003	31 December 2002	31 December 2001
	£m	£m	£m
Purchase of tangible fixed assets	(121)	(144)	(406)
Receipts from sale of fixed assets	1	—	—
Compensation for long-term performance shortfalls	56	—	—
Purchase of shares for employee share schemes	(2)	(2)	—
Cash paid in respect of net investment hedges	—	(13)	—
Loan advanced to joint ventures	(8)	—	—

Net cash outflow from capital expenditure and financial investment – ordinary	(74)	(159)	(406)
Net cash outflow from capital expenditure and financial investment – exceptional:
Receipts from sale of fixed asset investment	11	—	—

Net cash outflow from capital expenditure and financial investment	(63)	(159)	(406)

e            Acquisitions and disposals

		Year ended
		31 December	Year ended	Year ended
		2003	31 December 2002	31 December 2001
	Note	£m	£m	£m
Purchase of subsidiary undertakings	27	—	(144)	(68)
Cash proceeds on sale of subsidiary undertakings		—	—	14
Receipts from sale of investment in associate	28	—	—	372

Acquisitions and disposals – ordinary		—	(144)	318

Acquisitions and disposals – exceptional Receipts from partial disposal of investment in HUBCO		21	—	—
Receipts from sale of subsidiaries		3	—	—

Acquisitions and disposals – exceptional		24	—	—

Net cash inflow/(outflow) from acquisitions and disposals		24	(144)	318

f            Financing activities

	Year ended
	31 December	Year ended	Year ended
	2003	31 December 2002	31 December 2001
	£m	£m	£m
Bank loans	(247)	210	406
Share buyback	(13)	—	—

Net cash (outflow)/inflow from financing	(260)	210	406

27 Acquisitions

During the three accounting periods to 31 December 2003 the group made the following acquisitions, all of which have been accounted for by the acquisition method of accounting:

Year ended 31 December 2003

In April 2003, the Group acquired a 20% interest in Arabian Power Company (Umm Al Nar). A US$440 million equity bridge facility was provided to Arabian Power Company in July 2003. The Group’s obligation under the facility at 31 December 2003 is a letter of credit for US$88 million.

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

Year ended 31 December 2001

On 13 July 2001, the Group acquired Rugeley Power Limited. The assessment of net assets acquired and the consideration payable are given below:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m
Tangible fixed assets	197	—	197
Stocks	7	—	7
Debtors	5	—	5
Creditors	(9)	—	(9)

Total net assets acquired	200	—	200

Negative goodwill			(3)

Consideration			197

Consideration comprises:
Cash			68
Deferred consideration			129

Total cash consideration			197

This acquisition contributed £10 million to Group profit before interest and taxation during the year ended 31 December 2001.

28 Disposals

On 25 July 2001, the Group sold its 25% equity stake in Union Fenosa Generacion SA. The net assets disposed of and profit on disposal are detailed below:

£m
Cash consideration	372
Less: investment in associated undertaking	(342)

Profit on disposal	30

Information in respect of sale of UFG

On 25 July 2001, the group sold its 25% stake in UFG to UFG’s parent, UEF, for cash consideration of 600 million Euros (£372 million). At 31 December 2000, UFG was included in the consolidated financial statements as an equity investment with a carrying value of £360 million. For the year ended 31 March 2000, the nine months ended 31 December 2000 and the year ended 31 December 2001, the net portion of equity income of UFG recorded was £13 million, £5 million and £13 million, respectively.

Additionally, during the year the Group disposed of the majority of its remaining investments in China for net consideration of £14 million.

29 Net debt

Analysis of net debt

			Other non-cash
	1 January 2002	Exchange differences	movements	Cash flow	31 December 2002
	£m	£m	£m	£m	£m
Cash
Cash at bank and in hand	596	(4)	—	207	799

Liquid resources
Current asset investments	47	—	(4)	—	43

Debt financing
Loans due within one year	(112)	9	(715)	(29)	(847)
Loans due after more than one year	(1,180)	69	716	(181)	(576)
Convertible bond	(248)	24	(7)	—	(231)

Total debt financing	(1,540)	102	(6)	(210)	(1,654)

Net debt	(897)	98	(10)	(3)	(812)

			Other non-cash
	1 January 2003	Exchange differences	movements	Cash flow	31 December 2003
	£m	£m	£m	£m	£m
Cash
Cash at bank and in hand	799	10	—	(136)	673

Liquid resources
Current asset investments	43	7	—	20	70

Debt financing
Loans due within one year	(847)	56	63	197	(531)
Loans due after more than one year	(576)	(85)	(81)	38	(704)
Convertible bonds	(231)	23	(4)	12	(200)

Total debt financing	(1,654)	(6)	(22)	247	(1,435)

Net debt	(812)	11	(22)	131	(692)

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

a            Short-term debtors and creditors

Short-term debtors and creditors have been excluded from all the following disclosures other than the currency risk disclosures as relevant. The fair value of short-term debtors and creditors approximates to the carrying value because of their short maturity. In accordance with FRS 13, deferred tax has been excluded from the following disclosures.

b            Interest rate risk

The Group’s policy is to fix interest rates for a significant portion of the debt. Where project finance is utilised, our policy is to align the maturity of the debt with the contractual terms of the customer off-take agreement. Where appropriate, the Group will fix interest rates using forward rate or interest rate swap agreements. Significant interest rate management programmes and instruments require the specific approval of the Board. Derivatives are only transacted in relation to existing or known future positions and not in relation to speculative transactions. At 31 December 2003, 82% of our borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate of fixed rate debt was 7%.

Interest rate risk profile of financial liabilities

The interest rate profile of the financial liabilities of the Group was as follows:

	31 December 2003			31 December 2002
	Floating rate	Fixed rate		Floating rate	Fixed rate
	financial	financial		financial	financial
	liabilities	liabilities	Total	liabilities	liabilities	Total
	£m	£m	£m	£m	£m	£m
Currency
Sterling	7	84	91	59	112	171
US Dollar	128	639	767	194	777	971
Australian Dollar	117	437	554	110	377	487
Czech Koruna	9	37	46	34	17	51
Others	—	15	15	1	16	17

Total	261	1,212	1,473	398	1,299	1,697

All the Group’s creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of financial liabilities. There are no material financial liabilities on which interest is not paid.

The effect of the group’s interest swaps at 31 December 2003 was to classify £437 million of floating rate Australian Dollar borrowings as fixed rate, £438 million of floating rate US Dollar borrowings as fixed rate, £84 million of floating rate sterling borrowings as fixed rate and £37 million of variable rate Czech Koruna borrowings as fixed rate, in the above table.

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

	31 December 2003		31 December 2002
	Fixed rate financial liabilities		Fixed rate financial liabilities
		Weighted average		Weighted average
	Weighted average	period for which	Weighted average	period for which
	interest rate	rate is fixed	interest rate	rate is fixed
	%	Years	%	Years
Currency
Sterling	7.09	5	7.09	6
US Dollar	6.16	2	5.08	3
Australian Dollar	8.01	6	8.01	7
Czech Koruna	3.98	3	13.02	—
Others	7.25	3	7.25	4

Weighted average.	6.84	4	6.23	4

Interest rate risk profile of financial assets

The Group had the following financial assets as at 31 December 2003:

	31 December 2003			31 December 2002
	Floating rate	Fixed rate		Floating rate	Fixed rate
	financial assets	financial assets	Total	financial assets	financial assets	Total
	£m	£m	£m	£m	£m	£m
Currency
Sterling	412	—	412	158	—	158
US Dollar	147	—	147	266	—	266
Euro	2	—	2	307	—	307
Australian Dollar	157	—	157	101	—	101
Czech Koruna	21	—	21	6	—	6
Others	7	—	7	8	—	8

Total	746	—	746	846	—	846

The cash deposits comprise deposits placed in money market funds, and a variety of investments with maturities up to three months. All investments are in publicly quoted stocks or treasury instruments. Letters of credit totalling £132 million are supported on a cash collateral basis at 31 December 2003.

c            Currency exposures

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

Currency transaction exposure. This arises where a business unit makes actual sales and purchases in a currency other than its functional currency. Transaction exposure also arises on the remittance from overseas of dividends or surplus funds. The Group’s policy is to match transaction exposure where possible, and hedge remaining transactions as soon as they are committed, by using foreign currency contracts and similar instruments. As at 31 December 2003 and 31 December 2002, these exposures were not considered to be material.

Currency exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or ‘functional’) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations. It is not Group policy to hedge currency translation through forward contracts or currency swaps.

d            Maturity of financial liabilities

The maturity profile of our financial liabilities, other than short-term creditors and accruals, was as follows:

	31 December 2003	31 December 2002
	£m	£m
In one year or less, or on demand	531	1,078
From one to two years	97	39
From two to three years	35	27
From three to four years	76	25
From four to five years	138	76
On more than five years	596	452

Total	1,473	1,697

As discussed in note 20, the Group is in discussions with bank groups in relation to claimed technical defaults on the non-recourse debt for the US merchant asset portfolio. Until these issues are resolved and documented, the debt at ANP is reported as current non-recourse debt in our accounts.

e            Borrowing facilities

The Group has substantial borrowing facilities available to it. The undrawn committed facilities available at 31 December 2003 in respect of which all conditions precedent have been met are detailed below.

	31 December 2003			31 December 2002
	Facility	Undrawn	Available	Undrawn	Available
	£m	£m	£m	£m	£m
US$450 million Corporate revolving credit facility (October 2006)[1]	251	129	129	—	—
US$570 million Corporate revolving credit facility (October 2003)	—	—	—	279	279
US$1,215 million ANP Funding 1 construction and term loan (June 2006)[2]	679	—	—	110	—
US$120 million ANP Funding 1 revolving credit facility (June 2006)[2]	67	50	—	66	—
US$40 million ANP Funding 1 bank support facility (June 2006)[2]	22	22	—	25	—
Czk 1,000 million EOP revolving credit facility (May 2007)	22	22	22	17	17
Czk 2,000 million EOP term facility (May 2007)	44	—	—	—	—
US$99 million Al Kamil term facility (April 2017)	55	—	—	3	—
£30 million Corporate letter of credit facility[3]	30	1	1	1	1
£14 million Subsidiary facilities in various currencies	14	7	3	21	2

Total	1,184	231	155	522	299

(1)	The drawn element of the US$450 million Corporate revolving credit facility relates to letters of credit issued.

(2)	As disclosed in note 20, the Group is in discussions with bank groups in relation to non-recourse debt for ANP Funding 1. The undrawn portion of these facilities has therefore been shown as unavailable in the above table, and will become substantially available when these issues have been formally resolved and documented.

(3)	These facilities include a £30 million letter of credit facility which becomes committed for any letters of credit that have been drawn. At 31 December 2003, £29 million of letters of credit had been drawn from this facility.

Uncommitted facilities available at 31 December 2003 were:

	31 December 2003			31 December 2002
	Total	Drawn	Undrawn	Total	Drawn	Undrawn
	£m	£m	£m	£m	£m	£m
Facility
Bank borrowing and overdraft facilities	25	—	25	37	—	37
Thai National Power working capital facility	1	—	1	1	—	1
Pelican Point working capital facility	4	—	4	3	—	3

	30	—	30	41	—	41

Bank borrowing facilities are normally reaffirmed by the banks annually, although they can theoretically be withdrawn at any time.

f            Fair values of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of all our financial assets and liabilities as at 31 December 2003:

Primary financial instruments held or issued to finance the International Power Group’s operations

	31 December 2003		31 December 2002
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Short-term borrowings and current portion of long-term borrowings	(531)	(531)	(1,078)	(1,078)
Long-term borrowings	(942)	(953)	(619)	(621)
Cash deposits and current asset investments	746	746	846	846

Derivative financial instruments held to manage the interest rate, currency profile and exposure to energy prices

						Year ended
	Year ended 31 December 2003					31 December 2002
	Book	Fair	Gain/	Gross	Gross	Gross	Gross
	value	value	(loss)	gain	(loss)	gain	(loss)
	£m	£m	£m	£m	£m	£m	£m
Interest rate swaps and similar instruments	—	(38)	(38)	—	(38)	—	(71)
Currency swaps	—	—	—	—	—	—	—
Forward foreign currency contracts	—	—	—	—	—	—	(1)
Energy derivatives	—	37	37	100	(63)	69	(39)

The methods and assumptions used to estimate fair values of financial instruments are as follows:

(i)	For investments of up to three months, trade debtors, other debtors and prepayments, trade creditors, other current liabilities and long-term and short-term borrowings, the book value approximates to fair value because of their short maturity.

(ii)	The fair value of investments maturing after three months has been estimated using quoted market prices.

(iii)	The fair value of long-term borrowings and interest rate swaps has been calculated using market prices, when available, or the net present value of future cash flows arising.

(iv)	The fair value of our forward exchange contracts, foreign currency swaps and foreign currency options has been calculated using the market rates in effect at the balance sheet dates.

(v)	The fair value of energy derivatives is measured using market based methodologies that provide a consistent measure across diverse energy products. Within the above fair values, only the financial assets and liabilities have been marked-to-market as defined by the requirements of the accounting standard.

g            Hedges

As explained above, our policy is to hedge where possible the following exposures:

(i)	Interest rate risk - using interest rate swaps, options and forward rate agreements.

(ii)	Structural and transactional currency exposures - using currency borrowings, forward foreign currency contracts, currency options and swaps.

(iii)	Currency exposures on future expected sales - using currency swaps, forward foreign currency contracts, currency options and swaps.

(iv)	Energy price fluctuations - using physical hedges through the operation of energy supply and trading activities together with financial products.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

		Foreign	Energy	Total net
	Debt	exchange	derivatives	gain/(loss)
	£m	£m	£m	£m
Unrecognised gains and (losses) on hedges at 1 January 2003	(71)	(1)	30	(42)
Gains and (losses) arising in previous periods that were recognised in the year ended 31 December 2003	(1)	(1)	25	23

Gains and (losses) arising in previous years that were not recognised in the year	(70)	—	5	(65)
Gains and (losses) arising in the year ended 31 December 2003 that were not recognised in the year	32	—	32	64

Unrecognised gains and (losses) on hedges at 31 December 2003	(38)	—	37	(1)

Of which:
Gains and (losses) expected to be recognised in the year ending 31 December 2004	(3)	—	30	27
Gains and losses expected to be recognised in the year ending 31 December 2005 or later	(35)	—	7	(28)

The hedging of structural currency exposures associated with foreign currency net investments are recognised in the consolidated balance sheet.

h            Counterparty credit risk

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

The immediate credit exposure of financial instruments is represented by those financial instruments that have a net positive fair value by counterparty at 31 December 2003. At 31 December 2003, the exposures for interest rate swaps, currency swaps and forward exchange contracts were not considered to be material. Contracts for differences also involve a degree of credit risk. This risk is controlled by appropriate authorisation and monitoring procedures.

31 Commitments

Lease and capital commitments

	Year ended	Year ended
	31 December 2003	31 December 2002
	£m	£m
Capital commitments: contracted but not provided	75	54
Property leases (annual commitment):
Expiring within one year	1	1
Expiring between one and five years	—	—
Expiring after five years	5	5

Fuel purchase and transportation commitments

At 31 December 2003, the estimated minimum commitment for the supply and transportation of fuel from all sources was £0.7 billion (31 December 2002: £0.6 billion). The longest of such contracts extends to the year 2021.

32 Contingent liabilities

a Legal proceedings against the Company

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

(ii)	In June 1994, separate complaints were made by the National Association of Licensed Opencast Operators (NALOO) and the South Wales Small Miners Association (SWSMA) to the European Commission against the Company, PowerGen plc, British Coal Corporation and HM Government. The complaint alleges violations of EU competition law arising out of the coal purchasing arrangements entered into by the CEGB prior to 1 April 1990 and requests the Commission to find that the CEGB’s practices violated EU law. NALOO and SWSMA allege that such a finding would be grounds for a claim for damages in the English courts by members of NALOO. An appeal against the Commission’s findings was brought by a faction of SWSMA, which was initially ruled out of time, but an appeal was reinstated. Progress with this claim will be influenced by the outcome of the NALOO appeal. The European Court has ruled that the Commission is under an obligation to investigate the complaint by NALOO. The Company, PowerGen plc, British Coal Corporation and the Commission have appealed against the ruling to the European Court of Justice which delivered judgement on 2 October 2003 for the main part dismissing the appeal. The ruling confirmed that the Commission has the power to investigate and the matter is now with the Commission for consideration. It is not practicable to estimate legal costs or possible damages, at this stage. The Commission ruled on the complaint in 1998 and did not make any findings against the Company.

Innogy has agreed to indemnify us on an after-tax basis to the extent of 50 % of any liability that we may incur whether directly or indirectly as a consequence of those proceedings.

The Directors are of the opinion, having regard to legal advice received, the Group’s insurance arrangements and provisions carried in the consolidated balance sheet, that it is unlikely that the matters referred to above will, in aggregate, have a material effect on the Group’s financial position, results of operations or liquidity.

b Taxation

The Company is aware of a number of issues which are, or may be, the subject of disputes with the tax authorities in the territories where the Group has operations. The principal exposures where significant amounts of tax could potentially arise are in respect of potential exposures relating to the UK tax losses generated from the acquisition of Australian subsidiaries and related financing arrangements. Discussions are continuing with the UK Inland Revenue to reach agreement on these issues.

c Bonds and guarantees

Various growth and expansion projects are supported by bonds and letters of credit issued by the Company totalling £424 million. £11 million of this is in respect of the loan facilities of its Elcogas investment which was provided for in the year ended 31 December 2001. In February 2004, this guarantee and the Company’s loan obligations have been cancelled following the disposal of the investment.

Energy trading activities relating to merchant plant are supported by letters of credit and guarantees totalling £110 million.

d Indemnities

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

33 Related party transactions

Operations and maintenance contracts

In the course of normal operations, the Group has contracted on an arms length basis to provide power station operation and maintenance services to joint ventures and associated undertakings. During the year the Group derived income of £37 million (year ended 31 December 2002: £16 million) in respect of these arrangements, which have been netted off against operating costs in the accounts. Included in creditors is £nil (2002: £2 million) in relation to these contracts.

34 Post balance sheet events

In February 2004, the Group sold its investment in Elcogas, Spain. This investment had been fully provided against and the release of a guarantee will result in an exceptional gain in the first quarter of 2004.

35 Financial information prepared under US Generally Accepted Accounting Principles (GAAP)

Our financial information is prepared in accordance with UK GAAP, which differs in certain significant aspects from US GAAP. The effects of such differences on net income and net assets are set out below.

Effect on profit after tax (net income) of significant differences between UK and US GAAP

			Year ended	Year ended	Year ended
			31 December	31 December	31 December
			2003	2002	2001
	Note		£m	£m	£m
Net income
(Loss)/profit attributable to ordinary shareholders under UK GAAP			(219)	113	138
Adjustments:
Pensions	(a	)	—	2	6
Impairment of plant:
Impairment of US plant	(b	)	404	—	—
Reinstatement of HUBCO impairment	(b	)	(35)	—	—
Impairment of UK plant	(b	)	—	102	—
Impact on depreciation charge	(b	)	(7)	(3)	(5)
Purchase accounting and goodwill:
Impairment of goodwill	(c	)	(28)	(51)	—
Fair value and purchase accounting	(c	)	3	2	(1)
Development expenditure	(d	)	1	1	1
Onerous property lease provision	(e	)	2	—	9
Liquidated damages and associated costs	(f	)	(19)	(71)	(57)
Restructuring costs	(g	)	(3)	3	—
Derivatives and hedging activities	(h	)	(35)	5	(18)
Deferred finance costs	(i	)	12	—	—
Disposal of investments:
Disposal of a 5% holding in HUBCO	(j	)	1	—	—
Disposal of a business	(j	)	—	—	(27)
Retranslation of foreign currency denominated subsidiary	(k	)	—	18	—
Deferred tax	(l	)	1	(16)	(46)
Stock compensation schemes	(m	)	(2)	—	—
Tax effect of US GAAP adjustments			(93)	12	25

Net (loss)/income under US GAAP before cumulative effect of accounting policy changes			(17)	117	25
Cumulative effect of US GAAP accounting policy changes:
Derivatives and hedging activities	(h	)	—	—	1
Impairment of goodwill	(c	)	—	(44)	—
Tax effect			—	—	—

Net (loss)/income under US GAAP			(17)	73	26

	Year ended
	31 December	Year ended	Year ended
	2003	31 December 2002	31 December 2001
(Loss)/earnings per share:
(Loss)/earnings per share under US GAAP before cumulative effect of accounting policy changes
Basic and diluted	(1.5)p	10.5p	2.2p

(Loss)/earnings per share under US GAAP after cumulative effect of accounting policy change
Basic and diluted	(1.5)p	6.5p	2.3p

(Loss)/earnings per ADS:
(Loss)/earnings per ADS before cumulative effect of accounting policy changes*
Basic and diluted	£(0.15)	£1.05	£0.22

(Loss)/earnings per ADS after cumulative Effect of accounting policy changes*
Basic and diluted	£(0.15)	£0.65	£0.23

*	Calculated using a ratio of ten ordinary shares to one ADS.

Effect on shareholders’ funds of significant differences between UK and US GAAP

			As at	As at
			31 December	31 December
	Note		2003	2002
			£m	£m
Shareholders’ funds - equity
Total shareholders’ funds - equity under UK GAAP			1,523	1,740
Adjustments:
Pensions	(a	)	10	9
Impairment of plant	(b	)	547	199
Purchase accounting and goodwill	(c	)	(20)	9
Development expenditure	(d	)	(15)	(17)
Onerous property lease provision	(e	)	(1)	(3)
Liquidated damages and associated costs	(f	)	(144)	(140)
Restructuring costs	(g	)	—	3
Derivatives and hedging activities	(h	)	(1)	(41)
Deferred finance costs	(i	)	12	—
Stock compensation schemes	(m	)	(3)	(1)
Employee share trust arrangements	(n	)	(2)	(1)
Deferred tax	(l	)	(48)	(49)
Cumulative tax effect of US GAAP adjustments			(78)	49

Total shareholders’ funds - equity under US GAAP			1,780	1,757

Significant differences between UK and US accounting principles a Pension costs

The key differences between UK (SSAP 24) and US GAAP in relation to defined benefit pension plans are:

•	Under UK GAAP the effect of variations in cost can be accumulated at successive valuations and amortised on an aggregate basis. Under US GAAP the amortisation of the transition asset and the costs of past service benefit improvements are separately tracked:

experience gains/losses are dealt with on an aggregate basis but amortised only if outside a 10 per cent corridor.

•	UK GAAP allows measurements of plan assets and liabilities to be based on the result of the latest actuarial valuation. US GAAP requires measurement of plan assets and liabilities to be made at the date of the financial statements or up to three months prior to that date. A valuation was performed as at 31 December 2003 in accordance with SFAS No. 87.

For the purposes of disclosure in accordance with US GAAP, the pension costs of our major defined benefit pension plans have been presented in accordance with the requirements of SFAS 87 and SFAS 132 in the following tables.

The funded status of our major defined pension plans under SFAS No. 87 is as follows:

	As at	As at	As at
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Change in benefit obligation
Benefit obligation at start of period	79	64	2,859
Benefit obligation of countries added in current year	—	—	29
Service cost	5	3	3
Interest cost	6	4	4
Employee contributions	2	2	1
Plan amendments	—	1	—
Actuarial loss/(gain)	10	7	(4)
Business combinations	—	—	(2,824)
Benefit payments and expenses	(2)	(1)	(2)
Exchange rate loss/(gain)	7	(1)	(2)

Benefit obligation at end of period	107	79	64

Change in plan assets
Fair value of plan assets at start of period	74	75	2,969
Assets of countries added in current year	—	—	39
Actual return on plan assets	11	(6)	5
Company contributions	5	4	1
Employee contributions	2	2	1
Business combinations	—	—	(2,937)
Benefit payments and expenses	(2)	(1)	(2)
Exchange rate gain/(loss)	9	—	(2)

Fair value of plan assets at end of period	99	74	74

Reconciliation of funded status and total amount recognised
Funded status at end of period	(8)	(5)	10
Unrecognised net loss/(gain)	19	13	(4)
Unrecognised prior service cost	1	1	—

Prepaid/(accrued) pension cost	12	9	6

Amounts recognised in the Statement of Financial Position at the end of the year
Prepaid benefit cost	14	12	10
(Accrued) benefit liability	(5)	(3)	(4)
Intangible asset	1	—	—
Accumulated other comprehensive income	2	—	—

Total recognised	12	9	6

The net periodic pension cost under SFAS No. 87 comprised:

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
Service cost	5	3	3
Interest cost	6	4	4
Expected return on assets	(5)	(5)	(5)
Amortisation of:
Unrecognised (gains) and losses	—	—	(7)

Net periodic pension cost/(benefit) under US GAAP	6	2	(5)

Additional information
Increase in minimum liability included in other comprehensive income	2	—	—

The weighted average assumptions used to determine benefit obligations at 31 December were:

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
Discount rate	6.40%	6.20%	6.50%
Rate of compensation increases	4.20%	3.90%	4.00%
Pension increases	2.90%	2.50%	2.60%

The weighted average assumptions used to determine expense at 31 December were:

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
Discount rate	6.20%	6.50%	6.40%
Expected return on assets	7.00%	6.70%	6.50%
Rate of compensation increases	3.90%	4.00%	4.00%
Pension increases	2.50%	2.60%	2.60%

Plan assets

International Power’s pension plans’ weighted average allocations at 31 December by asset category are as follows:

	At 31 December	At 31 December
	2003	2002
Equities	71.00%	69.00%
Bonds	20.00%	22.00%
Other	9.00%	9.00%

Total	100.00%	100.00%

b Impairment of plant

Under UK GAAP, an impairment provision is recognised when the discounted cash flows are less than the carrying amount of the related assets. Under US GAAP, an impairment provision for assets is made when the undiscounted expected future cash flows fail to recover the carrying amounts of the related assets. Accordingly, a US GAAP difference arises when the carrying amount of the assets is greater than the discounted future cash flows but less than the undiscounted future cash flows. This difference in the carrying value results in different levels of depreciation under UK and US GAAP.

Under UK GAAP, an impairment may be reversed when the recoverable amount exceeds the carrying amount. Under US GAAP, recognition of subsequent recoveries in fair value is prohibited. Accordingly, the HUBCO impairment reversed in 2003 under UK GAAP has been reinstated for US GAAP.

c Purchase accounting and goodwill

Under UK GAAP, goodwill arising on acquisitions after 1 April 1998, accounted for under the purchase method, is capitalised in the balance sheet and amortised over a period not exceeding 20 years. Prior to that date such goodwill arising on acquisitions was and remains eliminated against reserves. Under US GAAP, goodwill arising on purchase business combinations is capitalised in the balance sheet. With effect from 1 January 2002 goodwill is not subject to amortisation but is evaluated for impairment annually or whenever changes in circumstances indicate that goodwill might be impaired. Goodwill impairments were recorded in 2003 and 2002. A cumulative charge of £44 million was made on 1 January 2002 on adoption of the new US standard SFAS 142 – Goodwill and Intangible Assets. If goodwill was not subject to amortisation in the year ended 31 December 2001 net income under US GAAP would have increased by £4 million.

d Development expenditure

Under UK GAAP, the Group capitalises certain development expenditure as described in more detail in accounting policy note viii. US GAAP requires such costs to be expensed as incurred.

e Onerous property lease provision

Under UK GAAP, a provision in respect of an onerous property lease is stated on a discounted basis. Under US GAAP, this provision is measured on an undiscounted basis. Accordingly, the impact of the discounting is reversed under US GAAP.

f Liquidated damages and associated costs

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

g Restructuring costs

Under UK GAAP, when a decision has been taken to restructure the business and a constructive obligation has been created to meet the qualifying expenditure, the necessary provision is made. Under US GAAP, the requirements for charging restructuring costs to income are more prescriptive and include the need for all significant actions arising from the restructuring plan to be determined and the completion dates to be identified by the balance sheet date. Accordingly, the charge for restructuring costs made under UK GAAP in 2002 was reversed and charged to the profit and loss account in 2003 under US GAAP.

h Derivatives and hedging activities

Under UK GAAP, the group recognises only derivatives of a speculative nature at fair value on the balance sheet. Gains and losses arising on other derivative instruments are deferred until the hedged transactions actually occur.

Under US GAAP, the group recognises all qualifying derivatives (including certain derivatives embedded in other instruments) at fair value on the balance sheet. Gains and losses arising on derivatives that do not meet the US GAAP hedge accounting criteria, along with the accretion of the discounted value of debt where bifurcation is required, are recognised in the profit and loss. Gains and losses on the group’s derivatives that qualify for cash flow hedge accounting are initially recognised in reserves (to the extent that the hedge is effective) and subsequently reclassified to profit and loss as the hedged item impacts earnings. Any ineffective element of these hedges is immediately recognised in earnings.

Under US GAAP, movements in the fair value of the cash settlement option embedded within the convertible bond prior to cancellation resulted in a charge to income. This option was cancelled in 2001 and US GAAP required that the cumulative adjustment of £23 million be retained in shareholders’ funds rather than being released to earnings.

i Deferred finance costs

For UK GAAP purposes an exceptional interest charge of £12 million has been recorded in 2003 in relation to the write off of deferred costs in respect of the ANP facility. The facility is currently in technical default and negotiations with the banks are ongoing. It is not possible to reliably estimate the nature of the timing of any renegotiated facility. For US GAAP purposes the deferred finance costs remain capitalised as amounts continue to be outstanding under the ANP facility.

j Disposal of investments

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

k Retranslation of foreign currency denominated subsidiary

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

l Deferred taxation

Under UK GAAP a deferred tax asset or liability is not recognised on the difference between the tax and book values of an asset or liability that existed at the date of a business combination. Under US GAAP, deferred tax is recognised on this difference.

During 2002, under US GAAP deferred tax adjustments of £18 million (2001: £41 million) were made as a result of new information arising in the period. Under UK GAAP, these deferred tax adjustments were recognised as part of the prior year adjustment in the year ended 31 December 2001 arising on the adoption of FRS 19 (Deferred Tax).

m Stock compensation schemes

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

Share options which are exercisable if certain performance criteria are achieved are accounted for as variable awards and compensation expense is calculated at the end of each year by reference to the market price of the shares that are considered likely to vest and are recognised over the vesting period.

We have adopted the disclosures of SFAS 123, Accounting for Stock-Based Compensation, but we continue to measure our stock-based compensation cost in accordance with APB 25 and its related interpretations. If we had measured our compensation expense based on the fair value method of FAS-123, the net (loss)/income would have been the illustrative amounts shown below:

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Net (loss)/ income under US GAAP
As reported	(17)	73	26
Add back: Compensation expense under APB 25 (net of tax)	1	—	—
Deduct: Compensation expense under SFAS 123 (net of tax)	(3)	(3)	(4)

Illustrative	(19)	70	22

	Year ended		Year ended		Year ended
	31 December		31 December		31 December
	2003		2002		2001
	£m		£m		£m
Basic (loss)/ earnings per share
As reported	(1.5	)p	6.5	p	2.3	p
Illustrative	(1.7	)p	6.2	p	1.9	p
Diluted (loss)/ earnings per share
As reported	(1.5	)p	6.5	p	2.3	p
Illustrative	(1.7	)p	6.2	p	1.9	p

The weighted average fair value of Executive Share Options granted to employees during the year ended 31 December 2003 was £0.22 (year ended 31 December 2002: £1.16).

The weighted average fair value of Sharesave Scheme Options granted to employees during the year ended 31 December 2003 was £0.44 (year ended 31 December 2002: £0.36).

The fair value of grants made during the year have been estimated using the Black-Scholes option pricing model. The key assumptions used by us are summarised below:

	Risk-free
	Interest	Expected Life	Volatility	Dividend yield
	%	Years	%	%
Share Option Scheme
1996 Executive share option scheme	8.09	3 to 10	24.50	4.60
1997 Executive share option scheme	8.22	3 to 10	24.50	6.20
1997 Sharesave scheme - 5 year period before exercise	7.80	5 to 5.5	24.50	6.10
1998 Executive share option scheme	6.89	3 to 10	32.50	4.90
1998 Sharesave scheme - 5 year period before exercise	6.90	5 to 5.5	32.50	4.70
1999 Executive share option scheme	5.48	3 to 10	37.50	5.32
1999 Sharesave scheme - 5 year period before exercise	5.40	5 to 5.5	37.50	5.27
1999 Sharesave scheme - 3 year period before exercise	5.45	3 to 3.5	37.50	5.27
2000 Executive share option plans (approved and unapproved)	5.21	3 to 10	39.00	Nil
2000 Sharesave scheme - 5 year period before exercise	5.50	4 to 5	42.00	Nil
2000 Sharesave scheme - 3 year period before exercise	5.61	2 to 3	47.00	Nil
2001 Executive share option scheme (22 March 2001)	4.59	3 to 10	40.61	Nil
2001 Executive share option scheme (19 September 2001)	4.96	3 to 10	42.26	Nil
2001 Sharesave scheme (18 April 2001) - 5 year period before exercise	4.97	5.2 to 5.7	53.20	Nil
2001 Sharesave scheme (18 April 2001) - 3 year period before exercise	4.88	3.2 to 3.7	61.09	Nil
2001 Sharesave scheme (11 October 2001) - 5 year period before exercise	5.15	5.1 to 5.6	45.80	Nil
2001 Sharesave scheme (11 October 2001) - 3 year period before exercise	5.12	3.1 to 3.6	50.45	Nil
2002 Executive share option scheme (24 May 2002)	5.26	3 to 10	43.49	Nil
2002 Sharesave scheme (1 October 2002) - 5 year period before exercise	4.32	5.2 to 5.7	44.32	Nil
2002 Sharesave Scheme (1 October 2002) - 3 year period before exercise	4.09	3.2 to 3.7	47.92	Nil
2003 Executive share option scheme (10 March 2003)	4.09	3 to 10	22.33	Nil
2003 Global Executive share option plan (10 March 2003)	4.09	3 to 10	22.33	Nil
2003 Sharesave scheme (3 October 2003) 5 year period before exercise	4.62	5.2 to 5.7	26.41	Nil
2003 Sharesave scheme (3 October 2003) 3 year period before exercise	4.45	3.2 to 3.7	28.20	Nil
2003 Global Sharesave plan (17 January 2003) 5 year period before exercise	4.24	5.2 to 5.7	26.98	Nil
2003 Global Sharesave plan (17 January 2003) 3 year period before exercise	4.04	3.2 to 3.7	28.14	Nil
2003 Global Sharesave plan (3 October 2003) 5 year period before exercise	4.62	5.2 to 5.7	26.41	Nil
2003 Global Sharesave plan (3 October 2003) 3 year period before exercise	4.45	3.2 to 3.7	28.20	Nil

n            Employee Share Trust Arrangements

Under UK GAAP, Ordinary Shares in the Company held by the employee share trusts are included at historical book value. Under US GAAP, such shares are classified as treasury stock and presented at their historical cost as a deduction to shareholders’ equity.

o            Statement of cash flows: basis of preparation

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

Set out below is a summary consolidated statement of cash flows

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Net cash provided by operating activities	183	300	227
Net cash used in investing activities	(39)	(303)	(88)
Net cash (used in)/ provided by financing activities	(260)	210	406
Effect of exchange rate changes on cash	17	(4)	(9)
Reclassification to fixed asset investments	—	(4)	—

Net (decrease)/ increase in cash and cash equivalents	(99)	199	536
Cash and cash equivalents at beginning of period	842	643	107

Cash and cash equivalents at end of period	743	842	643

Cash and cash equivalents
Cash	673	799	596
Investments and short-term deposits which were within 3
months of maturity when acquired	70	43	47

	743	842	643

p            Reformatted condensed UK GAAP Income Statement

The following Income Statement has been prepared in accordance with Article 10 of Regulation S-X using the Group’s UK GAAP Profit and Loss account numbers.

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Net revenue	884	733	573
Operating expenses
Cost of sales	(729)	(558)	(383)
Impairment charges	(404)	(103)	—
Sales, general and administrative expenses	(28)	(29)	(28)
Other operating income	66	134	96

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2003	2002	2001
	£m	£m	£m
Other operating costs	(68)	(72)	(95)

Operating (loss)/income	(279)	105	163
Income from equity method investments	111	95	81
Dividend income	33	73	—
Minority interests	(7)	(6)	(2)
Net interest expense	(95)	(97)	(105)
Profit on sale of investments	27	—	32

(Loss)/income before income taxes	(210)	170	169
Income taxes	(9)	(57)	(31)

Net (loss)/income	(219)	113	138

Earnings per share
Basic	(19.7)p	10.1p	12.3p
Diluted	(19.7)p	10.1p	12.0p

The Group’s presentation of its consolidated profit and loss account for the three years ended 31 December 2003, on page F-5, separately disclosing exceptional items, has been prepared in accordance with FRS 3 (Reporting Financial Performance). This presentation provides a sufficient degree of prominence in respect of the exceptional items necessary, under UK GAAP, to give a true and fair view of the results of the Group in the three years ended 31 December 2003.

q            Classification Differences

Consolidated profit and loss accounts

(i)	Under UK GAAP, “Turnover: group and share of joint ventures and associates” includes turnover from joint ventures and associates, accounted for using the equity method of £421 million, £412 million and £546 million for the year ended 31 December 2003, the year ended 31 December 2002 and the year ended 31 December 2001, respectively. Under US GAAP, these amounts would be shown as a single amount after operating profit/(loss) for all periods presented.

(ii)	Under UK GAAP, “Net interest payable and similar charges” includes the Group’s proportionate share of interest expense of joint ventures and associates accounted for using the equity method of £32 million, £35 million and £47 million for the year ended 31 December 2003, the year ended 31 December 2002 and the year ended 31 December 2001, respectively. Under US GAAP, these amounts would be shown as a single amount after operating profit/(loss) for all periods presented.

(iii)	Under UK GAAP, “Tax on profit/(loss) on ordinary activities” includes the Group’s proportionate share of income taxes of joint ventures and associates accounted for using the equity method of £19 million, £19 million and £33 million for the year ended 31 December 2003, the year ended 31 December 2002 and the year ended 31 December 2001, respectively. Under US GAAP, these amounts would be shown as a single amount after operating profit/(loss) for all periods presented.

(iv)	Under UK GAAP, certain items are separately identified and described as “exceptional items” and earnings per share is presented before and after “exceptional items”. Under US GAAP, there is no presentation and separate identification of “exceptional” items and earnings per share is not presented before and after “exceptional” items. “Net operating costs-exceptional” of £369 million, £103 million and £2 million for the year ended 31 December 2003, the year ended 31 December 2002 and the year ended 31 December 2001, respectively, would be classified as operating expenses and not presented as “extraordinary items” under US GAAP. “Income from investments – exceptional” of £42 million for the year ended 31 December 2002 would be classified income from investments and not presented as an “extraordinary item” under US GAAP. “Non-operating exceptional items” of £27 million income, £nil and £32 million income for the year ended 31 December 2003, the year ended 31 December 2002 and the year ended 31 December 2001, respectively, would not be presented as “extraordinary items” under US GAAP. “Interest payable and similar charges-exceptional” of £16 million and £29 million in the year ended 31 December 2003 and year ended 31 December 2001, respectively would not be presented as an “extraordinary item” under US GAAP.

(v)	Under UK GAAP, billings of £32 million (year ended 31 December 2002: £16 million; year ended 31 December 2001: £16 million) in respect of operating and maintenance services are recorded net of charges from suppliers and classified as “other income”, which is netted against “other operations expenses”. Under US GAAP, the gross amount of these billings would be reported as revenue.

Balance sheet

Under UK GAAP, negative goodwill of £6 million at 31 December 2003 (31 December 2002: £7 million), is presented as a separately identified deduction from positive goodwill. Under US GAAP, these amounts would be allocated to tangible fixed assets.

Issue costs of £15 million (31 December 2002: £27 million) have been offset against the carrying amount of the debt under UK GAAP. Under US GAAP, the issue costs would be similarly deferred in the balance sheet but presented as an other asset.

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

r            Recently issued accounting pronouncements (US GAAP)

SFAS 143, Accounting for Asset Retirement Obligations

In June 2001, the US Financial Accounting Standards Board issued SFAS 143. This standard requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The adoption of SFAS 143 did not have a material effect on the results or net assets of the Group.

SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the US Financial Accounting Standards Board issued SFAS 146. This statement addresses financial reporting and accounting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred, at the fair value of the liability. This Statement is effective for exit or disposal activities that are initiated after 31 December 2002. The adoption of SFAS 146 did not have a material effect on the results or net assets of the Group.

SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123

In December 2002, the US Financial Accounting Standards Board issued SFAS 148. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB 25. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. The disclosures required by SFAS 148 are set forth in Note 35(m).

SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the US Financial Accounting Standards Board issued SFAS 149. This Statement amends and clarifies financial reporting for derivative instruments, including certain derivatives instruments embedded in other contracts for hedging activities. This statement is effective for contracts entered into or modified after 30 June 2003, and has not had a material effect on the results or net assets of the Group.

SFAS 150, Accounting for certain financial instruments with characteristics of both debt and equity

In May 2003, the US Financial Accounting Standards Board issued SFAS 150. This statement establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Some financial instruments will be classified as a liability, and others will be classified as equity. This statement is effective for financial instruments entered into or modified after 31 May 2003 and has not had a material effect on the results or net assets of the Group.

SFAS 132 (Revised 2003), Employers’ Disclosures about Pensions and Other Post-Retirement Benefits

In December 2003, the US Financial Accounting Standards Board issued SFAS 132 (Revised). This Statement is effective, subject to certain exemptions, for fiscal years ending on or after 15 December 2003. The new disclosure requirements have been included in note 35 (a).

FIN No. 46R Consolidation of Variable Interest Entities

In January 2003, the US Financial Accounting Standards Board issued FASB Interpretation Number (FIN) 46, Consolidation of Variable Interest Entities, and in December 2003 a revised interpretation was issued (FIN 46R) that clarified certain provisions of FIN 46 and provided additional scope exemptions. FIN 46R requires a party to consolidate a variable interest entity if the party absorbs the majority of the expected losses and/or receives a majority of the entity’s expected residual returns (primary beneficiary). An entity is a variable interest entity if (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or (b) as a group the holders of the equity investment at risk lack characteristics of a controlling financial interest, including direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities, the obligation to absorb the expected losses of the entity and the right to receive the expected residual returns of the entity. FIN 46R is effective for the Company’s financial statements ending 31 December 2004. Management is currently evaluating the effect that the adoption of FIN 46R will have on the Group’s results of operations and financial condition.