Form 20-F
period 2004-12-31
INTERNATIONAL POWER PLC
filed 2005-06-09
CIK 937293

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

        Securities registered pursuant to Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 50p each                                1,473,269,066

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

☒    Item 17                                ☐    Item 18

WHERE YOU CAN FIND MORE INFORMATION

        We file annual reports with and furnish other information to the Securities and Exchange Commission, or SEC, from time to time. You may read and copy any document filed or furnished by us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, because the American Depositary Shares representing our ordinary shares, which we refer to as ADSs, are listed on the New York Stock Exchange, reports and other information concerning us can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Pursuant to the indenture governing our 2 per cent. Senior Convertible Notes due 2005, we have agreed to furnish to the SEC quarterly financial information. Such quarterly information is furnished to the SEC within 90 days following the end of each of our first three fiscal quarters. We have also agreed to file our annual report on Form 20-F with the SEC within 120 days following the end of each fiscal year for so long as those senior convertible Notes remain outstanding. Certain of these documents are also available at the International Power website at www.ipplc.com. The information on our website is not a part of this annual report.

FORWARD-LOOKING STATEMENTS

        This annual report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to herein as the Exchange Act. These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results or performance to differ materially from those expressed or implied by such forward looking statements, including, among other things:

  •
  our lack of long-term power purchase agreements with respect to a significant portion of our projects;

  •
  our ability to integrate recent acquisitions, as well as future acquisitions, with our existing operations.

  •
  our exposure to counterparty credit risk;

  •
  market prices for power in the markets where some of our projects operate are volatile and could be depressed for years;

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

  •
  our reliance on information technology for trading and corporate business;

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

  •
  in connection with our demerger from Innogy (now called RWE npower), we indemnified RWE npower and received indemnities from RWE npower in respect of liabilities arising before the demerger; and

  •
  limits to the due diligence we conducted with respect to the EME portfolio acquisition and the Turbogás acquisition;

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

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not Applicable

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable

Item 3.    Key Information

Selected Financial Data

        The selected financial information set forth below has been derived from our audited consolidated financial statements and the notes thereto set forth in "Item 17. Financial Statements" and other financial statements. Prior to 30 September 2000, we were incorporated under the name National Power PLC. On 30 September 2000, we demerged substantially all of our UK businesses at that time into Innogy Holdings plc (now RWE npower) and we were incorporated under the name International Power plc with effect from that date. In addition, during 2000, we changed our financial year end from 31 March to 31 December. Consequently, our first financial period to 31 December is comprised of the nine months ended 31 December 2000 and does not reflect our results of operations, financial condition or cash flows as they would have been if we had operated as a separate entity throughout that period. Our results of operations, financial condition and cash flows for the periods ended 31 December 2000 and 31 December 2004 are not comparable with other periods presented in this annual report. The year ended 31 December 2004 is not directly comparable due to the acquisition of the EME assets.

        The restatement to the 2001 and 2000 Shareholders' funds—equity and income, as disclosed under US GAAP, has not been audited.

        Our consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Information relating to the nature and effect of such differences as they relate to us is summarised in note 36 to our consolidated financial statements included elsewhere in this document.

        Profit and loss data for our total Group, which includes our continuing and discontinued activities:

	Year ended 31 December									9 months ended 31 December(1)
	2004(2)	2004		2003		2002		2001		2000
	($ in millions, except per share data)	(£ in millions, except per share data)
UK GAAP—Group
Turnover: Group and share of joint ventures and associates	2,428	1,267		1,273		1,129		1,103		2,340
Less: share of joint ventures' and associates' turnover	(956)	(499)		(421)		(412)		(546)		(483)

Group turnover	1,472	768		852		717		557		1,857
Net operating costs—ordinary	(1,261)	(658)		(727)		(509)		(392)		(1,680)
Net operating costs—exceptional	21	11		(404)		(103)		(2)		(227)

Excluding exceptional items	211	110		125		208		165		177
Exceptional items	21	11		(404)		(103)		(2)		(227)

Operating profit/(loss)	232	121		(279)		105		163		(50)
Share of operating profit of joint ventures and associates—ordinary	339	177		127		149		161		110
Share of operating profit of joint ventures and associates—exceptional	—	—		35		—		—		—
Income from fixed asset investments—ordinary	—	—		33		31		—		—
Income from fixed asset investments—exceptional	—	—		—		42		—		—

Operating profit/(loss) and fixed asset investment income	571	298		(84)		327		324		60
Non-operating exceptional items	8	4		27		—		32		(105)

Excluding exceptional items	550	287		285		388		326		287
Exceptional items	29	15		(342)		(61)		30		(332)

Profit/(loss) on ordinary activities before interest and taxation	579	302		(57)		327		356		(45)
Net interest payable and similar charges—ordinary	(236)	(123)		(111)		(132)		(123)		(111)
Net interest payable and similar charges—exceptional	(59)	(31)		(16)		—		(29)		—

Profit/(loss) on ordinary activities before taxation	284	148		(184)		195		204		(156)
Tax on profit/(loss) on ordinary activities	(87)	(45)		(28)		(76)		(64)		(29)

Profit/(loss) on ordinary activities after taxation	197	103		(212)		119		140		(185)
Minority interests—equity—ordinary	(21)	(11)		(7)		(6)		(2)		(4)
Minority interests—equity—exceptional	4	2		—		—		—		—

Excluding exceptional items	207	108		113		173		137		143
Exceptional items	(27)	(14)		(332)		(60)		1		(332)

Profit/(loss) for the financial period	180	94		(219)		113		138		(189)
Ordinary dividends	(71)	(37)		—		—		—		—
Demerger dividend	—	—		—		—		—		(392)

Retained profit/(loss)	109	57		(219)		113		138		(581)

Basic earnings/(loss) per share:(3)
Excluding exceptional items	15.9 cents	8.3	p	9.1	p	13.8	p	11.0	p	11.4	p
Attributable to exceptional items	(2.1) cents	(1.1	)p	(26.7	)p	(4.8	)p	—		(26.5	)p
Including exceptional items	13.8 cents	7.2	p	(17.6	)p	9.0	p	11.0	p	(15.1	)p
Diluted earnings/(loss) per share including exceptional items(3)	13.6 cents	7.1	p	(17.6	)p	9.0	p	10.7	p	(15.1	)p
Dividends per share	4.8 cents	2.5	p	—		—		—		—

        Balance Sheet data for our total Group:

	As at 31 December
	2004(2)	2004	2003 (restated)(5)	2002 (restated)(5)	2001	2000(1)
	($ in millions, except per share data)	(£ in millions, except per share data)
Balance Sheet Information:
UK GAAP Data—Group
Total fixed assets	9,402	4,907	2,585	2,981	3,152	3,028

Total current assets	2,901	1,514	968	1,031	826	260
Total current liabilities	(1,094)	(571)	(846)	(1,405)	(615)	(358)

Net current assets/(liabilities)	1,807	943	122	(374)	211	(98)

Total assets	12,303	6,421	3,553	4,012	3,978	3,288

Total assets less current liabilities	11,209	5,850	2,707	2,607	3,363	2,930
Total long-term liabilities and provisions	(7,258)	(3,788)	(1,147)	(838)	(1,666)	(1,344)

Net assets employed	3,951	2,062	1,560	1,769	1,697	1,586

Capital stock (excluding long-term debt and redeemable preferred stock)	1,412	737	554	559	559	559
Other capital and reserves	2,085	1,088	967	1,181	1,111	975

Shareholders' funds—equity	3,497	1,825	1,521	1,740	1,670	1,534
Minority interest—equity	454	237	39	29	27	52

Total equity	3,951	2,062	1,560	1,769	1,697	1,586

Issued and fully paid ordinary shares (millions of shares)	1,473	1,473	1,107	1,118	1,118	1,117
	As at and for the financial year ended 31 December									As at and for the 9 months ended 31 December
	2004(2)	2004		2003 (restated)(6)		2002 (restated)(6)		2001 (restated)(6)		2000(1) (restated)(6)
	($ in millions, except per share data)	(£ in millions, except per share data)
US GAAP Data—Group
Shareholders' funds-equity	3,935	2,054		1,767		1,746		1,795		1,685
Net income/(loss)(4)(6)(7)	117	61		15		28		28		(156)
Basic earnings/(loss) per share(3)	9.0 cents	4.7	p	1.2	p	2.2	p	2.2	p	(12.5	)p
Diluted earnings/(loss) per share(3)	8.8 cents	4.6	p	1.2	p	2.2	p	2.1	p	(12.5	)p

Notes:

(1)
Our profit and loss account data for the nine months ended 31 December 2000 includes the results of operations of RWE npower prior to the demerger of that business on 30 September 2000 and is not, therefore, comparable with our profit and loss account data for the years ended 31 December 2004, 2003, 2002 and 2001.

(2)
Amounts translated for convenience at the noon-buying rate on 31 December 2004 of £1.00 = $1.9160.

(3)
On 30 July 2004, we announced a rights issue on the basis of 33 new ordinary shares for every 100 Ordinary Shares then held at a price of 82p per Ordinary Share. The rights issue closed on 14 September 2004 and we issued 365,540,834 new Ordinary Shares on 20 September 2004. The earnings per share for each of the periods has been divided by a factor of 1.12 to 1.00 to reflect the dilutive effect of this rights issue.

(4)
Net income/(loss) is stated after the cumulative effect of accounting policy changes. Accounting changes gave rise to a profit and loss account credit of £1 million in the year ended 31 December 2001, a £44 million charge in the year ended 31 December 2002 and nil in the year ended 31 December 2003 and 31 December 2004. These are described in note 36 of our consolidated financial statements.

(5)
Restated for the adoption of UITF 38 Accounting for ESOP Trusts (see note 1 to our consolidated financial statements).

(6)
The Group has restated its US GAAP results for the years ended 31 December 2003, 2002 and 2001. These restatements have arisen due to the redesignation of derivatives which had previously been treated as cash flow hedges and an adjustment to reverse the tax effect of a derivative loss in 2003. The impact of these restatements was to increase net income in 2003 by £17 million and reduce Shareholders' funds-equity by £9 million; reduce net income in 2002 by £15 million and increase net income in 2001 by £4 million. In addition, as required by US GAAP when an investment changes from a trade investment to an equity method investment, the net income for the years ended 31 December 2003, 2002, 2001 and the nine months to 31 December 2000 has been adjusted retrospectively amending previously reported net income by a £15 million increase in 2003, a £30 million decrease in 2002, a £2 million decrease in 2001 and a £34 million increase in 2000. Shareholders' funds—equity has been adjusted retrospectively also, amending previously reported shareholders' funds-equity by a £4 million decrease in 2003, an £11 million decrease in 2002, a £25 million increase in 2001 and a £29 million increase in 2000.

(7)
With effect from 1 January 2002, we adopted Statement of Financial Accounting Standards No. 142—Goodwill and Other Intangible Assets. As a result, goodwill is no longer subject to amortisation. If goodwill had not been amortised for the other periods presented, net income would have increased by £4 million in the year ended 31 December 2001 and £22 million in the nine months ended 31 December 2000.

Exchange Rate Information

        The tables below provide, for the periods indicated, the period end, average, high and low exchange rates between the pound and the dollar, expressed in dollars per pound, based on the noon buying rates. The average rates for each period reflect the average of the noon buying rates on the last business day of each month during the relevant period. On 31 December 2004, the noon buying rate was £1.00 = $1.9160.

	High	Low	Average Rate	End of Period
	(dollars per pound)
Year ended 31 December 2004	1.9482	1.7544	1.8333	1.9160
Year ended 31 December 2003	1.7842	1.5500	1.6448	1.7842
Year ended 31 December 2002	1.6095	1.4074	1.4450	1.6095
Year ended 31 December 2001	1.5045	1.3730	1.4382	1.4543
Nine months ended 31 December 2000	1.5980	1.4005	1.4845	1.4955

        The table below sets forth the high and low exchange rates between the pound and the dollar expressed in dollars per pound, for each of the months in the six-month period ended 30 April 2005.

	High	Low
	(dollars per pound)
2005
May	1.9048	1.8205
April	1.9197	1.8724
March	1.9292	1.8657
February	1.9249	1.8570
January	1.9058	1.8647
2004
December	1.9482	1.9125

RISK FACTORS

        We set forth below the major risks our business faces.

A significant number of the projects in which we have an interest operate without long-term PPAs, and are therefore vulnerable to market forces to determine the price and amount of power they sell.

        A significant number of the projects in which we have an interest do not have fixed price long-term offtake agreements (commonly referred to as power purchase agreements, or PPAs) and sell their output at prevailing market rates. As at 31 December 2004, these "merchant" plants accounted for approximately 24% of total capacity of our power generation facilities. In particular, the majority of our power generation facilities in North America and in the United Kingdom sell all of their output as "merchant" plants. These projects are subject to market forces to determine the amount and price of power that they sell. If these plants are unable to sell electricity in amounts or at prices that are sufficient to meet their costs, they may not be able to generate enough cash to service their own debt or to make distributions to us.

We may have difficulty integrating and operating recent acquisitions, as well as any future acquisitions, with our existing operations.

        We have grown significantly through organic growth and strategic acquisitions. In November 2004, we acquired an interest (ultimately comprising a 60% shareholding) in the 990MW combined cycle gas turbine, or CCGT, Turbogás plant in Portugal, which we refer to as Turbogás, from RWE Power AG. On 17 December 2004, we completed the acquisition of the international generation portfolio of Edison Mission Energy, which we refer to as the EME Portfolio, consisting of nine power generation projects in six countries through IPM Eagle LLP, which we refer to as IPM, our 70/30 partnership with Mitsui & Co. Limited, which we refer to as Mitsui. As a result of these transactions, our operating power plants had a total capacity as at 31 December 2004 of 26,120MW gross as compared with 16,840MW gross as at 31 December 2003. Furthermore, in April 2005 we entered into a 50/50 partnership with EnergyAustralia to sell electricity and gas to retail customers predominately in South Australia and Victoria which we refer to as the Australian Retail Business.

        The integration and operation of the EME Portfolio, Turbogás and the Australian Retail Business, as well as the integration and operation of any future acquisitions may expose us to certain risks, including the following:

  •
  Difficulty in integrating the acquired businesses in a cost-effective manner, including the establishment of effective management information and financial control systems;

  •
  Unforeseen legal, regulatory, contractual, labour or other issues arising out of the acquisitions;

  •
  Significant unexpected liabilities or contingencies arising from the acquisitions, for which we are not fully indemnified;

  •
  Potential disruptions to our ongoing business caused by senior management's focus on the acquired companies; and

  •
  Performance of acquired assets may not meet our expectations or plans.

        If we are unable to integrate successfully either the EME Portfolio, Turbogás, the Australian Retail Business or any businesses we may acquire in the future, it could have a negative impact on the results of our operations or our financial condition.

We are subject to counterparty credit risk to the vendors of the EME Portfolio and Turbogás.

        Under the terms of the acquisition agreements with respect to the EME Portfolio and Turbogás, the vendors have given certain representations, warranties, indemnities and covenants in our favour. Our ability to recover any amounts in respect of those representations, warranties, indemnities and covenants is dependent, amongst other things, on the continued solvency of the respective vendors or any guarantor of their obligations. In addition, the liability of each of the vendors of the EME Portfolio and Turbogás is limited. If we experience costs or other losses associated with the acquisition of the EME Portfolio and Turbogás for which the vendors are unable to indemnify us, or in excess of the limits on the liability of the vendors, it could have a negative impact on the results of our operations or our financial condition.

Market prices for power in the markets where some of our projects operate are volatile and could be depressed for years.

        In recent years, power markets throughout the world have been characterised by new market entrants, regulatory changes and other factors which have contributed to market prices for power that are volatile and sometimes uneconomic; we believe the primary cause for these low prices is oversupply in a highly competitive market. On occasions oversupply effects may be exacerbated by vertically integrated competitors (companies with generation and supply interests) that may behave in a manner that shifts profitability out of generation into the retail sector of the industry. Accordingly, we may experience difficulty in charging prices that provide those projects with sufficient cash to service debt and make distributions to us until such time as that oversupply is rectified. Furthermore, to the extent that market prices continue to be uneconomic, this may have an adverse effect on our business performance in the relevant markets and may, in certain circumstances, require us to write down the value of our existing and future assets in those markets.

Some of our projects operate without long term fuel supply agreements, and we are therefore vulnerable to market forces to obtain fuel.

        Some of our projects, where we do not have PPAs or shorter term forward sales contracts for the output of our plants, do not have long term fuel supply agreements. Therefore, if we are unable to purchase fuel or transport it to the project, we are unable to generate electricity or sell output. Additionally, if we have contracted to sell electricity, but we are unable to obtain the necessary fuel (or obtain it at our expected price) we may suffer a loss of revenue and we may be required to purchase electricity at the prevailing market price from other sources to meet our contractual obligations.

Our reliance on single suppliers and single customers (which could be government controlled entities) at some of our facilities exposes us to financial risks if either should fail to perform their obligations.

        We often rely on a single supplier for the provisions of equipment, materials or fuels required to operate a facility and, at times, we rely on a single customer (which could be a government controlled entity) or a few customers to purchase all or a significant portion of a facility's output under PPAs. In addition, we rely on a limited number of suppliers for equipment (including spare parts) that a significant proportion of the plants in our portfolio commonly use. In particular, our recently constructed plants in the United States rely on Alstom for most of their equipment, warranties and spare parts. Alstom reported a €1,788 million net loss for the financial year ended 31 March 2004.

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

        Our operations are subject to extensive regulation in each of the countries in which we operate. Regulation that specifically applies to our business generally covers three areas: regulation of energy markets, the environment and health and safety. The degree of regulation to which we are subject varies according to the country where a particular project company is located and may be materially different from one country to another. While we believe our existing projects have the requisite approvals and that we operate our business in compliance with applicable laws, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. In addition, new regulations can be introduced which may affect our projects. For example, the EU emissions trading scheme for carbon dioxide credits commenced on 1 January 2005, but the impact of the scheme on certain assets is still uncertain due to delays in approval of relevant national allocation plans and the novelty of the trading scheme. We can give no assurance that the introduction of new laws or other future regulatory developments in countries in which we conduct our business will not have a material adverse effect on our business, results of operations or financial condition.

        Generally, changes in the legal or regulatory structure in any country in which we operate could make it more difficult to enforce our rights under agreements relating to these projects.

Power project development and acquisition activities may not be successful and we may not recover the costs incurred in these activities.

        Although we will actively manage the costs involved in the preliminary steps in the development of a project or the acquisition of assets, the preparation involved in determining whether a project or an acquisition is feasible, economically attractive or capable of financing may require us to expend significant sums.

        In connection with the development of a new (greenfield) power generation facility, we must generally obtain governmental permits and approvals and overcome local opposition (if any), as well as negotiate land purchase or leasing agreements, equipment procurement and construction contracts, operation and maintenance agreements, fuel supply and transportation agreements, offtake arrangements and obtain sufficient equity capital and debt financing. Similarly, the acquisition of assets may also entail obtaining substantial regulatory approvals, securing the consent of partners, offtakers and other relevant parties, obtaining the necessary environmental and other permits and financing commitments and performing a significant amount of due diligence.

        However, we can give no assurance that any particular power development project or acquisition opportunity will ultimately prove feasible or economically justifiable or that we will acquire all necessary consents or authorisations to proceed. If we are unable to complete the contemplated development project or acquisition, we may not be able to recover the costs we incurred.

We must assess external factors, such as the regulatory environment and market conditions, many years into the future; these assessments may not be borne out by events.

        In order to decide to invest in a new power project or to acquire assets, we must make certain assumptions about the price at which we can sell our output in order to assess whether we will be able to recover the incurred cost of such activities. It is our current policy, particularly with respect to the development of greenfield power generation facilities, to enter into PPAs to sell the output from our power generation facilities. However, there may be circumstances where it becomes uneconomic to enter into such agreements or such agreements may be terminated prior to their maturity date. In those circumstances, we aim to sell our output through merchant sales or shorter term forward sales contracts. Merchant sales are exposed to electricity sales price fluctuations. We can give no assurance that sales prices achieved through short-term contracts or merchant sales will be sufficient to enable us to recover the incurred cost of developing or acquiring the relevant power plant.

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

        We have financed our existing power generation facilities from a variety of sources, including corporate debt and limited recourse project financing (that is, financing without recourse to our resources beyond our equity commitment to the project). As at 31 December 2004, we had £3,351 million of indebtedness. In the event of a default under a financing agreement that we either choose not to cure or cannot cure, the lenders would generally have rights to the relevant plant and any related assets. In the event of foreclosure after a default, we might not retain any interest in the plant. A bankruptcy of a major subsidiary may also constitute an event of default under our corporate debt agreements.

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

        In certain circumstances, our subsidiaries and other affiliates are required to be of a certain financial standing in order to trade in their respective markets. In the event such subsidiaries or affiliates were unable to maintain the required financial standing, we might be obliged to guarantee their obligations or otherwise provide credit support to enable them to continue to operate. Accordingly, in such circumstances, we might be required to finance the obligations of such subsidiaries or other affiliates which may, in turn, have an adverse effect on our financial condition.

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

        New plants may employ recently developed and technologically complex equipment, which has limited or no operating history. Facilities that utilise such equipment may not achieve the contractual levels of output or efficiency specified by the original equipment manufacturer. The manufacturer may not be able to rectify fully the performance deficiencies and, whilst the supplier will be liable for damages to compensate for these shortfalls, this may lead, for example, to power generation facilities operating below their nameplate capacity.

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

        In addition, PPAs entered into with an offtaker early in the development phase of a project may entitle the offtaker to terminate the agreement, or to receive liquidated damages if a project fails to achieve commercial operation or certain operating levels by specified dates, or fails to make specified payments. The exercise of a termination right may trigger the default provisions in a financing agreement (rendering such debt immediately due and payable). As a result, the project may be rendered insolvent and we may lose our interest in the project company.

Our power generation facilities may experience equipment failures or may otherwise not operate as planned.

        The continued operation of power generation facilities involves many risks, including the failure or performance below expected levels of output or efficiency of our power generation equipment or other equipment, including information technology used to operate our plants. This may lead to power generation facilities operating below their nameplate capacity. If we have committed to sell electricity under a contract and we cannot generate that electricity due to mechanical failure, we may suffer a loss, either through loss of revenue or due to penalties under the contract. We may also be required to purchase electricity at prevailing market rates from other sources or to make capacity payments to our customers. We can give no assurance that equipment failures in the future will not have a significant adverse effect on our business or results of operations.

Our energy trading and corporate businesses are heavily reliant on our information technology (IT) infrastructure.

        Our energy trading and corporate businesses rely heavily on our IT infrastructure. We utilise our IT infrastructure to, among other things, conduct our trading operations and monitor our positions. If our IT infrastructure were to fail, such failure could lead to an inability to monitor our positions and conduct trading, and could therefore lead to increased costs in our positions and potentially a loss of revenue. Any increase in costs or loss of revenue could have an adverse effect on our financial condition and results of operations.

Our power generation facilities and our contractors or various development projects are subject to varying degrees of unionisation, which may disrupt operation or delay completion of construction projects.

        Our operations are subject to varying degrees of unionisation. Our relationships with the unions have generally been good, save for unauthorised strikes by some members of the Hazelwood workforce following unrest at other power stations in Victoria, Australia in November 2000. While to date our development projects have not been adversely affected by disputes with contractors and their employees, we can give no assurance that future industrial action may not significantly disrupt our operations or delay construction of our development projects.

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

  •
  potential restrictions on currency repatriation;

  •
  changes in regulatory requirements;

  •
  changes to tax legislation, including changes to international taxation treaties; and

  •
  catastrophic events such as terrorist activities, earthquakes, landslides, fire, floods, explosion or similar events.

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

        We are subject to risks of currency exchange rate fluctuations. We earn a substantial portion of our revenue in currencies other than the pound sterling. Fluctuations in currency exchange rates can affect, on a pound sterling equivalent basis, the amount of our equity contributions to, and distributions from, our international projects, and therefore might have an adverse effect on our financial condition.

Our operations in emerging market countries expose us to economic, political and other risks that could have an adverse effect on our financial condition and results of operations.

        We have projects and production facilities in emerging market countries, including Turkey, Pakistan, Malaysia, Thailand and Indonesia. We may continue to expand our presence in these and other emerging markets where our operations are subject to certain risks and uncertainties. Emerging markets are typically less developed commercially and have significantly different social and political structures from those typically found in the United States or Western Europe. Malaysia, Thailand and other Asian countries where we have operations experienced severe economic crises from 1997 to 1999, and we can give no assurance that similar circumstances will not recur in the future. Economic deterioration in these countries could adversely affect our financial condition or results of operations. In addition, military activity and political instability in certain countries in these regions, such as Iraq and Afghanistan, could have a negative impact on the business prospects and results of operations of our production facilities and development projects in Pakistan, Turkey and the Middle East.

Our operations in emerging market countries expose us to risks related to unexpected changes in regulatory or legal regimes.

        In certain of the countries in which we operate, such as Pakistan, Turkey and Indonesia, ownership of power plants by independent companies is permitted by specific exemptions to national law. Our ability to continue operations in these countries or to earn a profit from our operations in these countries could be negatively affected by changes in laws or regulations, such as the imposition of restrictions on foreign ownership, expropriation or repatriation of earnings. In addition, the countries in which we operate or in which we seek to expand our operations could impose high tariffs or increase taxes, which would result in increased barriers to entry.

In connection with the demerger, we indemnified RWE npower (formerly called Innogy) and received indemnities from RWE npower in respect of liabilities arising before the demerger.

        The demerger was designed to separate our business from RWE npower's businesses and operations. Pursuant to the demerger agreement between RWE npower and us, RWE npower indemnified us on an after-tax basis against certain liabilities, litigation and claims arising out of certain of their operations as well as against certain tax liabilities payable by us. Similarly, we agreed to indemnify RWE npower on an after-tax basis against certain liabilities, litigation and claims arising out of certain of our operations and to indemnify RWE npower against certain tax liabilities payable by RWE npower. Should RWE npower fail to make payments to us that it is required to make under indemnities it has given to us and, as a result, we have to make such payments in its place, our financial position could be materially adversely affected. Additionally, should we be required to make payments to third parties in respect of any liabilities for which we are in receipt of an indemnity from RWE npower prior to any payment in respect of such indemnities being received from RWE npower, our cash flow could be materially adversely affected.

        As part of the demerger, RWE npower took ownership of certain UK subsidiaries with a number of unresolved tax issues relating to periods when we owned these subsidiaries. The amount of taxable profits and losses for such periods has not yet been agreed with the Inland Revenue, and we can provide no guarantee as to the availability of tax losses going forward. To the extent that these issues result in additional tax liabilities, an assessment will be made on us. Liability for these exposures will be allocated between RWE npower and us pursuant to the indemnity arrangements described above. We will indemnify RWE npower in connection with certain tax liabilities and RWE npower will indemnify us against certain other tax liabilities, in each case on an after-tax basis. We may not be able to deduct any indemnity payments we make for tax purposes. However, certain tax liabilities are not indemnified and other liabilities may have been understated, or unforeseen additional liabilities may exist that will have an impact on us.

Item 4.    Information on the Company

        International Power plc was formerly named National Power PLC, an entity created in March 1990 as part of the privatisation of the UK's Central Electricity Generating Board under the Electricity Act 1989. We demerged substantially all of our UK businesses into Innogy Holdings plc (now RWE npower) on 2 October 2000, effective as of 30 September 2000, and retained substantially all our international businesses. Our registered office is at Senator House, 85 Queen Victoria Street, London EC4V 4DP, United Kingdom, +44 (0)20 7320 8600.

        We are an international wholesale power generator and developer with interests in 16 countries across four continents. We commenced our international activities in 1992 and in particular since the demerger in October 2000 we have established an international portfolio; building new generating assets in the United States, Australia, Qatar, Saudi Arabia, Oman and the United Arab Emirates, or UAE and through the acquisition of plants in Australia, the UAE, Indonesia, Italy, Spain, Puerto Rico, Portugal and the United Kingdom. As at 31 December 2004, our operating power plants had a total capacity of 26,120 megawatts, or MW, gross (one million watts equal one megawatt) or 15,401 MW net and have further capacity of 4,514 MW gross, or 1,303 MW net under construction in Malaysia, the UAE and Saudi Arabia and are in the process of developing power projects in Italy. As at 31 December 2004, our net capacity in operation and under construction was 16,704 MW. We generate electricity from gas, oil, coal, wind and water. We also engage in complementary activities such as mining coal and transporting gas by pipeline in Australia, desalinating water in the Middle East and providing steam for district heating systems in Europe. We sell much of the power we generate to single customers pursuant to fixed price long-term offtake agreements. However, a significant portion of the power we generate, particularly power generated by our facilities in the United States, United Kingdom and Australia is sold to customers through competitive merchant markets.

        We are headquartered in London and, for reporting purposes, we organize our business into five segments: North America, Europe, the Middle East, Australia and Asia. We operate regional support offices in the United States, the United Kingdom, the UAE, Australia and Singapore.

Acquisition of Turbogás and the EME Portfolio

        In November 2004, we acquired a 75% shareholding in Turbogás, a 990MW combined cycle gas turbine, or CCGT, power plant located near Porto in Portugal, from RWE Power AG for €195 million (£135 million). We subsequently increased our interest with the purchase of a further 5% shareholding in January 2005. In December 2004, Energias De Portugal, referred to as EdP, exercised an option to increase its shareholding in the plant to 40%, resulting in our final ownership of a 60% interest (representing a net capacity of 594MW). Turbogás has strengthened our position in the Iberian market by adding fuel diversity and scale to our existing position alongside Pego—we now have an interest in two assets that represent a market share of some 17% in Portugal.

        In December 2004, we completed the acquisition of the EME Portfolio, consisting of nine power generation projects in six countries through IPM, our 70/30 limited liability partnership with Mitsui. The EME Portfolio comprises the following projects that are located in Europe, Australia, Asia and North America:

        In Europe;

  •
  First Hydro; the First Hydro project consists of two pumped storage stations in North Wales in the United Kingdom with a combined capacity of 2,088MW. Pumped storage stations consume electricity, when it is comparatively less expensive, in order to pump water for storage in an upper reservoir. Water is then allowed to flow back through the turbines in order to generate electricity when its market value is higher.

  •
  Derwent; the EME Portfolio includes a 33% interest in a 214MW gas-fired cogeneration plant in Derby in the United Kingdom. Derwent sells electricity to Scottish and Southern Energy plc under a PPA that expires in 2010.

  •
  ISAB; the EME Portfolio includes a 49% interest in a 528MW integrated gasification CCGT plant in Sicily, Italy. ISAB sells electricity to Gestore Rete Transmissione Nazionale, Italy's national grid operator, under a PPA that expires in 2020.

  •
  Spanish Hydro; the EME Portfolio includes 18 run-of-the-river hydro-electric plants regionally dispersed in Spain totalling 84MW. The project sells electricity to Fuerzas Electricas de Catalunya, Iberdrola S.A. and Endesa S.A. at a legislated tariff and under concessions that have various expiration dates ranging from 2030 to 2065. All plants operate under long-term, exclusive water rights concessions from the Spanish government.

        In Australia;

  •
  Loy Yang B: Loy Yang B is a 1,000 MW coal-fired power station located in Traralgon, Victoria, Australia. Loy Yang B power station sells approximately 77% of its output to the State Electricity Commission of Victoria, under a long-term contract through to 2014. The level of output contracted then drops down to circa 55% until 2016. The plant has a long-term coal supply agreement with a neighbouring mine.

  •
  Valley Power: Valley Power is a 300 MW gas fired peaking plant located adjacent to the Loy Yang B coal fired power plant site. It services peak demand within the National Electricity Market of Eastern Australia and, specifically, within the State of Victoria.

  •
  Kwinana: Kwinana is a 118 MW cogeneration plant near Perth, Western Australia. The plant is contracted to sell electricity to a government-owned utility under an agreement that expires in 2021, and also sells steam to a local refinery under a separate agreement that also expires in 2021.

        In Asia:

  •
  Paiton: the EME Portfolio includes a 44.7% interest in a 1,230MW coal-fired power plant in East Java, Indonesia. Paiton sells electricity to PT PLN, the state-owned electric utility company, under a PPA which expires in 2040.

        In North America:

  •
  EcoEléctrica: the EME Portfolio includes a 50% interest in a 524MW-liquefied natural gas CCGT power plant in Puerto Rico. Output from the plant is contracted under a long-term PPA with the Puerto Rico Electric Power Authority until 2021.

        Through our participation in IPM, we own 3,202 MW (net) of generating assets, which complements our existing portfolio by adding quality assets in our core markets. The net cash consideration for the assets listed above was $1.9 billion (£968 million) of which our net cash outflow was approximately £375 million, with the remainder of the acquisition price funded by Mitsui and bank finance.

Business Environment

        We operate an international portfolio of assets, and demand-supply cycles vary across regions. In addition, we sell a significant proportion of the power we generate through long-term PPAs. This diversification reduces our exposure to short-term market cycles. Our strategy to have a diverse asset portfolio which is both geographically diverse and a mix of contracted and merchant plant has allowed us to offset relatively poor results of operations in some regions, for example the United Kingdom and the United States, with relatively better results of operations in other areas such as the Czech Republic, Australia and the Middle East.

        Wholesale power prices in the United Kingdom increased during 2004, primarily as a result of increased gas prices. As a result margins for coal generation have improved although margins for gas generation were flat year on year.

        In the United States, wholesale prices for power generation in our two markets of ERCOT (Texas) and NEPOOL (New England) were generally low, largely due to oversupply in a highly competitive market. Nevertheless, we believe some participants in the Texas power market have begun to reduce the level of inefficient capacity. Since February 2004, over 13,100MW (approximately 16% of the total installed capacity in Texas) has been mothballed or permanently retired (or is subject to an announced intent to be retired). Furthermore, demand for electricity in the Texas market continued to grow, with a 2.4% long-term growth rate forecast in that market, resulting in a limited improvement in margins. We have therefore recently decided to reinstate operations at the 1,100MW Hays plant effective from May 2005. The reserve margin (being the amount of plant capacity above the system's peak electricity requirements) in New England, while large at 20%, is somewhat less than in Texas at 24%. In 2004, for the first time since 1998, demand for electricity in New England grew by 2.3%, exceeding the net supply additions, as power plants in the course of construction in the region have now been completed and 400MW of capacity was retired. However, margins for gas fired generators have remained low due to the high cost of gas, which has enabled older, less efficient and less environmentally friendly oil fried stations to operate more frequently. Continued demand growth and additional capacity retirements are expected to result in an improvement in margins over the next few years.

        In Asia, the Thai economy continued to grow strongly in 2004, stimulating higher demand for power.

Our Strategy

        In the short term, our strategy is to seek to maximise the value of our portfolio as a whole and in particular the investment in the EME Portfolio and Turbogás assets through the rapid integration of those assets into our portfolio. Over the longer term, we intend to seek investment opportunities that meet our project evaluation and financial return criteria, which are, in essence, to improve our financial return to shareholders while reducing the risk inherent in our business. We will consider entering into alliances with other companies that could involve the joint venturing of assets or the taking or giving of minority interests, if we believe such alliances will enable us to implement our strategy, whether in relation to particular markets or more generally. Our principal regions of focus will continue to be North America, Europe, the Middle East and Australia although we may consider investment in other regions.

Integration of the EME Portfolio

        Our priority in 2005 is to complete the integration of the EME Portfolio and Turbogás to deliver significant earnings enhancements. In North America the IPM partnership has appointed a full-time asset manager in Puerto Rico, and we have initiated a process to align EcoElectrica's operating practices with our standards. In Europe the four assets acquired with the EME Portfolio have been integrated into our existing European management structure, and EME's London office has been closed. In Australia the integration of the EME Portfolio assets has commenced with the aim of extracting synergies in a number of business areas, including trading, settlement, regional office and business development. We are establishing the relevant business structures and selected staff members from EME have been integrated within our operations. EME's Melbourne office is in the process of being closed.

Maximising Value From Our Portfolio

        We own a geographically diverse portfolio of power plants. Our specific strategies for value enhancement in each country and for each individual asset will be tailored to local requirements, but generally we will seek to achieve the following:

  •
  Optimise the operations of our power plants: we intend to optimise the operations of our power plants through several means, including managing all of our assets to high standards of operating performance; managing our assets on a portfolio basis, particularly with regard to contingency and strategic spare part planning, so as to minimise the loss of generation during forced outages; closely coordinating plant operation with trading activity to maximise the value of our uncontracted output; standardising management reporting for all investments; and utilising our management experience to prepare successfully certain of our plants for the introduction of competition in the relevant energy market;

  •
  Leverage our existing assets: we intend to leverage our investments to enhance earnings in several ways, including financing at a variety of corporate, project and intermediate corporate levels, capturing operational and administrative economies of scale in asset aggregation, capitalising on market knowledge derived through asset ownership and leveraging off the skills, expertise and ideas of the personnel we and our associates employ; and

  •
  Trade assets to maximise value: we intend to be a net accumulator of assets and to increase the size of our portfolio over time. However, as part of our strategy of seeking to maximise the value of our investments, we will sell an asset if we expect it to produce a higher return by selling or if we can obtain a comparable return with lower risk elsewhere.

  •
  Seek effective routes to market: we intend to seek to enhance our access to the market by enhancing the effectiveness of our route to market in those geographic areas where it is appropriate. In April 2005, for example, we entered into a partnership with Energy Australia to supply power and gas to end customers predominately in South Australia and Victoria.

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

  •
  Offtake arrangements—merchant versus contracted: we intend to maintain a balance in our portfolio between contracted output (i.e. under PPAs) and uncontracted output (i.e. merchant plants); and

  •
  Technology and fuel type: with due account to the environmental factors which tend to favour gas-fired generation over coal-fired generation in many markets, we intend to maintain a portfolio of generation assets employing various technologies and primary fuels.

Facilities

        As at 31 December 2004, we had interests in power generation facilities in operation representing in aggregate 26,120 MW (gross) and 15,401 MW (net). In addition to generating electricity, some of our plants are cogeneration facilities that also produce steam, which we sell to industrial users and district heating schemes while others, located in the Middle East also act as plants for desalinating water.

        We sell the output either under the provisions of long-term PPAs or through direct sales into competitive markets in those countries where such a market exists.

        The portion of output from power stations that we sell into a competitive market is exposed to price fluctuations in such markets. Our various trading operations can limit our exposure to a degree by entering into hedging contracts that fix the price at which we sell output over the period of the hedging contract.

        Fuel for power stations in which we have invested include natural gas, coal and oil, which are sourced either under long-term supply contracts or via market purchases.

        The table below sets out details in relation to our operating power plants and plants under construction as at 31 December 2004.

Plant	Fuel	Gross capacity power MW	Net capacity power MW	Gross capacity heat (MWth(1)) Desal (MIGD(2)) steam (million lbs/hr)	Net capacity(3) heat (MWth) desal (MIGD) steam (million lbs/hr)
Operating
North America
Hartwell, Georgia	Gas (OCGT(4))	310	155
Oyster Creek, Texas	Gas (Cogen/CCGT(5))	425	213	100 MWth	50 MWth
Hays, Texas(6)	Gas (CCGT)	1,100	1,100
Midlothian I and II, Texas(6)	Gas (CCGT)	1,650	1,650
Blackstone, Massachusetts(6)	Gas (CCGT)	570	570
Milford, Massachusetts	Gas (CCGT)	160	160
Bellingham, Massachusetts(6)	Gas (CCGT)	570	570
EcoEléctrica, Puerto Rico	LNG (CCGT)	524	183

North America total in operation		5,309	4,601	100 MWth	50 MWth

Europe
EOP, Czech Republic(7)	Coal/Gas	585	580	1,945 MWth	1,925 MWth
Deeside, United Kingdom	Gas (CCGT)	500	500
Rugeley, United Kingdom	Coal	1,050	1,050
Pego (Tejo Energia), Portugal	Coal	600	270
Marmara (Uni-Mar), Turkey	Gas (CCGT)	480	160
ISAB, Italy	Gas	528	181
Turbogás, Portugal(8)	Gas (CCGT)	990	743
Spanish Hydro, Spain	Hydro	84	57
Derwent, United Kingdom	Gas (CCGT)	214	50
First Hydro, United Kingdom	Pumped Storage	2,088	1,462

Europe total in operation		7,119	5,053	1,945 MWth	1,925 MWth

Middle East
Al Kamil, Oman	Gas (OCGT(4))	285	185
Umm Al Nar (Arabian Power Company), UAE	Gas (CCGT)/desalination	870	174	162 MIGD	32 MIGD
Shuweihat S1, UAE	Gas (CCGT)/desalination	1,500	300	100 MIGD	20 MIGD

Middle East total in operation		2,655	659	262 MIGD	52 MIGD

Australia
Hazelwood, Victoria	Coal	1,635	1,500
Synergen, South Australia	Various	360	360
Pelican Point, South Australia	Gas (CCGT)	485	485
SEA Gas pipeline, Victoria(9)		N/A	N/A
Canunda, South Australia	Wind	46	46
Loy Yang B, Victoria	Coal	1,000	700
Valley Power, Victoria	Gas (CCGT)	300	126
Kwinana, Western Australia	Gas (CCGT)	118	58

Australia total in operation		3,944	3,275

Asia
HUBCO, Pakistan	Oil	1,290	214
KAPCO, Pakistan	Gas/Oil (CCGT)	1,600	575
Malakoff, Malaysia(7)	Gas (OC/CCGT)	2,863	529
Thai National Power (Pluak Daeng), Thailand	Gas (Cogen)	110	110	20 MWth	20 MWth
Paiton, Indonesia	Coal	1,230	385

Asia total in operation		7,093	1,813	20 MWth	20 MWth

Total in operation around the world		26,120	15,401

Under construction
Umm Al Nar Expansion, UAE	Gas (CCGT)/desalination	1,550	310	25 MIGD	5 MIGD
Malakoff, Malaysia(7)	Coal	1,890	349
Tihama, Saudi Arabia	Gas (Cogen)	1,074	644	4.5m 1bs/hr	2.7m 1bs/hr

Total under construction		4,514	1,303

(1)
MWth = thermal megawatts.

(2)
MIGD = millions of imperial gallons per day.

(3)
Net capacity—group share of gross capacity.

(4)
Open cycle gas turbine. Turbines, typically fuelled by natural gas or diesel oil, are used to drive the generators to produce electricity.

(5)
Combined cycle gas turbine. Turbines, generally fuelled by natural gas, are used to drive generators and use exhaust gases that, in turn, drive an additional turbine coupled to a generator.

(6)
Capacity shown for these assets is the nameplate capacity.

(7)
Gross capacity amounts shown for EOP and Malakoff represent the actual net interest owned directly or indirectly by EOP and Malakoff, respectively.

(8)
Our net ownership of Turbogás has now decreased to 60% (594 MW).

(9)
687KM gas pipeline from Victoria to South Australia.

Construction and Development

        We currently have a range of power projects under construction and in development throughout the world. As at 31 December 2004, we had interest in power generation facilities under construction in the Middle East and Malaysia representing an aggregate capacity of 4,514 MW gross and 1,303 MW net.

        International Power's business in the Middle East has increased significantly over the last few years and continues to grow through the addition of new greenfield and brownfield projects.

        In April 2003, we acquired a 20% interest in the 870 MW Umm Al Nar water and power plant as part of a consortium including Tokyo Electric Power Company and Mitsui. We also own 70% of an operating company that operates and maintains the plant. Umm Al Nar sells its water and power to Abu Dhabi Water & Electricity Company (ADWEC) under a 23-year offtake agreement. While operating the existing plant, we have also agreed to develop a new power and water plant adjacent to the existing plant. In July 2003, the consortium secured a $1.77 billion non-recourse facility to fund the acquisition and the associated new plant construction project. The new plant will have an installed capacity of 1,550 MW and 25 MIGD. Commercial operation of the first three gas turbines is expected by the end of the first half of 2005, with the full extension scheduled to commence operations in the first half of 2006. Under the terms of the contract, ADWEC will also purchase the entire output from the new plant when it reaches commercial operation. In December 2003, we announced that, together with our partner Saudi Oger, we had entered into an agreement with Saudi Aramco to develop, own and operate four cogeneration plants in Saudi Arabia (Tihama). We will own 60% of the consortium investment vehicle and contribute a maximum equity investment of $78 million. Construction of the 1,074 MW, 4.5 million lbs/hr of steam project is progressing ahead of schedule. Commercial operation is expected at the first site, Uthmaniyah, in the first half of 2006. The other three cogeneration plants, Shedgum, Ras Tanura and Ju'aymah, are scheduled to commence commercial operations later in 2006. These plants will provide all of their output of power and steam to Saudi Aramco pursuant to a 20-year offtake agreement. In February 2005, we secured a 40% interest in Ras Laffan B, a 1,025 MW 60 MIGD plant under development in Qatar. Construction of the facility has commenced and first production of power and water (600 MW and 15 MIGD, respectively) is expected to come on stream in the second quarter of 2006.

        In Australia, we have completed construction of our first wind power project in Canunda in South Australia. All of the power output from this generating facility will be sold to Australian Gas and Light Company pursuant to a ten-year offtake agreement.

        Hazelwood, in Australia, received the first coal from its adjacent West Field brown coal mine in February 2004. Approximately 70% of the coal is now sourced from the West Field mine and this is expected to increase to 100% by mid 2005. Hazelwood is in the process of obtaining consents to further develop the West Field mine, which will extend the plant's life well beyond the end of this decade.

        Malakoff, in Malaysia, now has 1,890 MW (net) of new capacity under construction, representing 90% of its equity interest in Tanjung Bin, a 2,100 MW coal fired plant, which is expected to be operational by 2007. The entire output from this new capacity is contracted under long-term PPAs with Tenaga Nasional Berhad, Malaysia's national electricity company.

        At Pluak Daeng, Thailand, an expansion project is currently under development to add 24 MW of incremental capacity to service the growing needs of local industrial customers. During 2004, Thai National Power developed a cogeneration project to utilise waste steam, which involves the production and supply of chilled water using steam fired absorption chillers. Construction and commissioning of the chilled water plant was completed in May 2005.

Operation and Maintenance

        Where appropriate, particularly if we control a project, we manage our own operation and maintenance services for our power plants either by contract through special purpose operation and maintenance subsidiaries or by establishing the asset-owning company as an owner-operator of the project with our technical expertise and experienced personnel. In addition, we currently carry out the operation and maintenance services for the Marmara power station in Turkey and the Hub River power station in Pakistan, referred to as HUBCO. Additionally, we have 70%, 50% and 45% interests in the operations companies for the Umm Al Nar, Shuweihat and Pego power stations, respectively and, as a result of the EME Portfolio acquisition, we have 70% of the operations company for Paiton in Indonesia. We will also have a key operational role at the Tihama projects once construction is completed.

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

        We hedge our physical generating capacity by selling forward our electrical output, and purchasing our fuel input, as and when commercially appropriate and within approved control limits. This is accomplished through a range of financial and physical products. Our limited proprietary trading operations use similar methods.

        We implement comprehensive energy risk management policies, procedures and controls in each country in which we have energy trading activities. The risk framework is designed to facilitate the identification, measurement, monitoring and reporting of risk. See "Item 6. Directors, Senior Management and Employees—Corporate Governance—Internal Control—Risk identification and management" and also "Item 6. Directors, Senior Management and Employees—Corporate Governance—Internal Control—Energy marketing and trading". For each of the businesses that operate in merchant energy markets, local risk committees have been established to oversee the management of the market, operational and credit risks arising from the marketing and trading activities. The committees are made up of the trading manager, global and local risk managers, Directors and senior managers. The local risk committees report to our Global Commodities Risk Committee.

        In the United States, we have a small trading team responsible for buying and selling fuel, power and emissions associated with our US assets. In the United Kingdom, we have a small trading team responsible for buying and selling the gas, coal, power and emissions for our UK stations, Deeside and Rugeley, with a separate trading team responsible for buying and selling the output from First Hydro. In Australia, our trading and marketing activities are principally focused on the buying and selling of power to hedge the revenue generated by our assets predominately in Victoria, New South Wales and South Australia. We also perform limited proprietary trading in the United States and Australia that is subject to defined risk limits.

Employees

        The table below sets out the average number of employees of the Group employed for the year ended 31 December 2004.

Approximate number of employees
North America	201
Europe	804
Middle East	639
Australia	570
Asia	349
Corporate and development	187

Total group employees	2,750

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

        We are aware of the following claims and potential claims that involve or could involve legal proceedings against us:

        Claims and potential claims by or on behalf of current and former employees, including former employees of the Central Electricity Generating Board (CEGB), and contracts in respect of industrial illness and injury.

        RWE npower (formerly called Innogy) has agreed to indemnify International Power on an after-tax basis to the extent of 50% of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings to the extent such liability is not insured by Electra Insurance Limited.

        In 1994 separate complaints were made by the National Association of Licensed Opencast Operators (NALOO) and the South Wales Small Miners' Association (SWSMA) to the European Commission against the Company, PowerGen plc, British Coal Corporation and HM Government. The complaint alleges violations of EU Competition law arising out of the coal purchasing arrangements entered into by the CEGB prior to 1 April 1990 and requests the Commission to find that the CEGB's practices violated EU law. NALOO and SWSMA allege that such a finding would be grounds for a claim for damages in the English Courts by their respective members. Appeals against the Commission's findings were brought by NALOO and SWSMA. The SWSMA appeal was initially ruled out of time, but on appeal, a faction was allowed to proceed. Progress with this claim will be influenced by the outcome of the NALOO appeal. At first instance, the European Court ruled that the Commission is under an obligation to investigate the complaint by NALOO. The Company, PowerGen plc, British Coal Corporation and the Commission appealed against the ruling to the European Court of Justice which delivered a judgment on 2 October 2003 for the main part dismissing the appeal. In its judgment, the Court decided that the Commission has the power to investigate and the matter is now with the Commission for consideration. The Commission ruled on the complaint in 1998 and did not make any findings against the Company at that time. It is not practicable to estimate legal costs or possible damages at this stage.

        RWE npower has agreed to indemnify International Power on an after-tax basis to the extent of 50% of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings.

        The Directors are of the opinion, having regard to legal advice received, the Group's insurance arrangements and provisions carried in the balance sheet, that it is unlikely that the matters referred to above will, in aggregate have a material effect on the Group's financial position, results of operations or liquidity.

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

        The Portuguese Government is working to implement market changes aimed at creating an integrated and liberalised Iberian wholesale power market. The Portuguese Government is therefore in discussions with incumbent generators, including Tejo Energia and Turbogás, with a view to making changes to long-term PPAs. These discussions are at an early stage and are likely to continue into the second half of 2005. We believe that the government intends to preserve the value in these contracts and therefore we expect to be kept economically whole through this process.

        On 31 December 2004, the Portuguese Government published the Decree Law that transposes the EU CO2 emissions Directive into Portuguese legislation. We expect the emissions allocation to both of the generating units at Tejo Energia and Turbogás to be confirmed by April 2005. Plans to comply with the Large Combustion Plant Directive (LCPD) at Tejo Energia are well advanced, with flue gas desulphurisation (FGD) expected to be operational before January 2008. Pego is neutral to this capital and operational cost, as all costs are fully recoverable under the terms of the existing PPA.

        International Power continues to retain the option to construct FGD at Rugeley. Under the LCPD, we are required to notify the UK Government by December 2005 of our decision either in favour of, or against, the installation of FGD. Coal fired plants have the option of either fitting FGD and having greater operational flexibility, or choosing not to fit FGD and saving significant capital expenditure, but being forced into a limited operating schedule from January 2008.

        The EU emissions trading scheme for carbon dioxide credits started on 1 January 2005. The UK Government's revised National Allocation Plan (NAP), detailing carbon credit allocations during the period 2005–2007, was published on 14 February 2005. Under the revised plan, allocations to Rugeley and Deeside are 3.5 million and 990,000 tonnes per year respectively for the three-year period, implying a load factor of 47% for Rugeley and 58% for Deeside. This revised plan is subject to EU approval, which may not be given.

        The Czech NAP was submitted to the EU in November 2004, and was approved in April 2005. The draft allocation received by EOP is sufficient to meet our forecasted requirement.

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

        We are committed to achieving the best practicable environmental performance, and in order to achieve this standard and seek continuous improvement we intend to:

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

        In our business of electricity generation, the key environmental issue is emissions to air and discharges to water and land. We aim to limit these emissions and discharges within strictly defined levels, ensuring compliance with government regulations in the countries in which we operate.

        Environment, health and safety (EH&S) management is wholly integrated within our business management processes. We review our EH&S performance alongside our financial and engineering performance. We carry out EH&S audits as part of our combined internal audit process together with financial, technical and other operational reviews.

        During the year KAPCO achieved accreditations to ISO 9001 (for quality management), ISO 14001 (for environmental management) and OHSAS 18001 (for safety management). KAPCO is the first company in Pakistan to receive accreditation to these three standards simultaneously.

Risks and management systems

        Assessing and minimising environmental risks takes place early in our business planning cycle—either during the project development stage or when we review potential additions to our portfolio of operational plant. When building or upgrading plant, we use modern, low-emission equipment. We operate plants using environmental management systems such as ISO 14001, the international standard for environmental management systems, to ensure good environmental controls and performance. We also strive to make continual improvements in plant efficiency, thereby reducing emissions and discharges for each unit of electricity we generate.

        As well as monitoring performance, our Health, Safety and Environment Committee identifies and pools best practice and encourages employees to learn from the experience of their colleagues around the world. In 2004, we began the Take 5 initiative, which prompts employees to approach their work with extra care through five basic and simple steps. Take 5 will now be progressively incorporated into the safety ethos of our power stations in all regions during 2005.

        During 2004, we introduced Behavioural Safety Training systems at the Deeside and Hazelwood sites. Though recognising that our assets may differ widely, we are keen to ensure that staff receive the most appropriate health and safety training. Behavioural Safety Training will therefore be implemented progressively at other sites.

        By evaluating initiatives and incidents from inside and outside the Company, we are able to refine our health and safety systems. Information is distributed company-wide as Health and Safety Information Memoranda. Lessons learned are used to promote awareness and encourage best practice.

Item 5.    Operating and Financial Review and Prospects

        You should read the following discussion and analysis of our financial performance together with our consolidated financial statements and the notes thereto included elsewhere in this annual report.

Overview

        We are an international wholesale power generator and developer with interests in 16 countries across four continents. As at 31 December 2004, our operating power plants, located in Australia, Indonesia, Italy, Oman, Puerto Rico, Portugal, Qatar, Saudi Arabia, Spain, the UAE, the United Kingdom, and the United States, had a total capacity of 26,120 megawatts, or MW, gross (one million watts equal one megawatt) or 15,401 MW net and have further capacity of 4,514 MW gross, or 1,303 MW net under construction in Malaysia, the UAE and Saudi Arabia and we are in the process of developing power projects in Italy. As at 31 December 2004, our net capacity in operation and under construction was 16,704 MW.

        We generate electricity from gas, oil, coal, wind and hydro. We also engage in complementary activities such as mining coal and transporting gas by pipeline in Australia, desalinating water in the Middle East and providing steam for district heating systems in Europe. We sell much of the power we generate to single customers pursuant to fixed-price long-term offtake agreements, known as power purchase agreements or PPAs. However, a significant portion of the power we generate, particularly power generated by our facilities in the United States and the United Kingdom is sold to customers through wholesale or merchant markets at prevailing market rates.

Presentation of Financial Information

        We prepare our financial statements in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Information relating to the nature and effect of such differences as they apply to us is summarised in note 36 to our consolidated financial statements included elsewhere in this document.

Critical Accounting Policies and Estimates

        We prepare our consolidated financial statements in accordance with UK GAAP. As such, we are required to make certain estimates, judgements and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the periods presented and related disclosure of contingent assets and liabilities.

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

        The table below identifies the areas where significant judgements are required, normally due to the uncertainties involved in the application of certain accounting policies.

Accounting Policy	Judgements/uncertainties affecting application
Determination of the:
Income recognition	•	correct revenue recognition policy based on the contractual arrangements in place and the allocation of the risks and rewards of ownership of the plant
	•	appropriate accounting treatment of receipts from contractors
Fixed asset valuation	•	trigger events indicating impairment and measurement of fair value using projected cash flows, together with risk adjusted discount rates, or other more appropriate methods of valuation
Fair values on acquisition	•	fair values of assets and liabilities acquired and hence how much of the purchase price is attributed to goodwill arising on acquisition of a business
Consolidation policy—amount of influence	•	extent of influence the Group has over the operations and strategic direction of entities in which it holds an equity stake
Exceptional items	•	transactions or events that require separate disclosure as exceptional items
Taxation	•	appropriate provisions for taxation taking into account anticipated decisions of tax authorities
	•	assessment of the ability to utilise tax benefits through future earnings

        A discussion follows on the policies we believe to be most critical in considering the impact of estimates and judgements on the Group's financial position and results of operations.

Income recognition

        When power plants sell their output under long-term PPAs it is usual for the power plant owning company to receive payment (known as a "capacity payment") for the provision of electrical capacity whether or not the offtaker requests electrical output. In these situations, where there is a long-term contract to purchase electrical output and electrical capacity, it is necessary for us to evaluate the contractual arrangements and determine whether they constitute a form of lease or a service contract. For those arrangements determined to be finance leases, it is also necessary to calculate the proportion of total capacity payments that should be treated as finance income, as capital repayment or as a fee for service provision (based on the fair value of our performance under the contract).

Fixed asset valuation

        Tangible fixed assets:

        Depreciation of plant is charged so as to write down the value of the asset to its residual value over its estimated useful life.

  •
  Gas turbines and related equipment are depreciated over 30 years to a 10% residual value, unless the circumstances of the project or life of specific components indicate a shorter period or a lower residual value.

  •
  Coal and hydro plant is considered on an individual basis.

        The estimated average remaining useful life of our plant, machinery and equipment is approximately 31 years. If the estimated average useful life of our plant, machinery and equipment decreased by five years, our annual depreciation expense would increase by approximately £22 million.

        Tangible fixed assets and fixed asset investments:

        Management regularly considers whether there are any indications of impairment to the carrying values of fixed assets or investments (e.g. the impact of current adverse market conditions). Impairment reviews are generally based on risk adjusted discounted cash flow projections that inevitably require estimates of discount rates and future market prices over the remaining lives of the assets. Although there are observable market prices for electricity and gas for one to two years into the future, the market prices used in the impairment review beyond this period are based on management's projections. The key assumptions underlying these projections relate to "new entrant pricing", i.e. the market prices of electricity and gas considered necessary for a new entrant to enter the market and build new capacity. Management's projections take account of estimates for both the amount and timing of new entrant pricing having considered demand and supply projections, the capital cost and efficiency of new plant and the returns required from new entrants.

Fair values on acquisition

        We are required to bring acquired assets and liabilities on to our balance sheet at their fair value. Power plant and equipment usually have long operating lives, and are often bought with associated long-term contracts such as PPAs. Hence determination of the fair values of these long-term assets and contracts can require a significant amount of judgement. We contracted Standard & Poor's Corporate Value Consulting to assist us with the valuation of assets acquired with the EME Portfolio and Turbogás.

Consolidation policy—amount of influence

        The determination of the level of influence we have over a business is often a mix of contractually defined and subjective factors that can be critical to determining the appropriate accounting treatment of entities in the consolidated accounts.

        We achieve influence through Board representation and by obtaining rights of veto over significant actions. We generally treat investments where we hold less than 20% of the equity as trade investments. Trade investments are carried in the balance sheet at cost, less amounts written off. Income is recorded as earned only on the receipt of dividends from the investment. Where we own between 20% and 50% of the voting equity and have significant influence over the entity's operating and financial policies, we treat the entity as an associated undertaking or joint venture. Equally, where we hold a substantial interest (but less than 20%) in an entity and are able to exert significant influence over its operations, we treat it as an associated undertaking or joint venture. Conversely, although we generally treat a holding of more than 20% of the equity as an associated undertaking or joint venture, where we are unable to exert significant influence over the operations of the entity, we treat it as a trade investment.

        Associated undertakings and joint ventures are accounted for using the equity method of accounting, which involves including our share of operating profit, interest and tax on the respective lines of the profit and loss account, and our share of net assets within the fixed asset investments caption in the balance sheet. In addition, we provide voluntary disclosure of the amount of net debt held by these entities, although in accordance with UK GAAP, this net debt is not included in the consolidated balance sheet.

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

Taxation

        The level of tax provisioning is dependent on subjective judgement as to the outcome of decisions to be made by the tax authorities in the various tax jurisdictions around the world in which we operate.

        It is necessary to consider the extent to which deferred tax assets should be recognised based on an assessment of the extent to which they are regarded as recoverable.

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

Seasonality

        We are at times subject to seasonality on a segment basis due to the effect of weather and other conditions on demand for electricity in the specific geographic regions in which we operate. However, our operations are not materially affected by seasonality on a group level because of the geographic diversity of our operations. Where applicable, effects of seasonality are described in the following section entitled "Segment Comparative Performance".

Effect of Market Prices

        We sell much of the power we generate to single customers pursuant to PPAs. However, a significant portion of the power we generate, particularly power generated by our facilities in the United States and the United Kingdom is sold to customers through wholesale or merchant markets at prevailing market rates. During 2004, we sold the majority of our output from our generation facilities in North America, Australia and the United Kingdom on a merchant basis. Merchant sales are exposed to price fluctuations. Our trading operations can limit this exposure by entering into options, forward power sale agreements and fuel purchase contracts, known as hedges that fix the gross margin at which we sell output over the contracted period. In addition, we are able to utilise the peak load flexibility of a number of our plants, to take advantage of favourable price opportunities as they arise.

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

Recent Developments

        In November 2004, we acquired a 75% shareholding in Turbogás, 990MW CCGT power plant located near Porto in Portugal, from RWE Power AG for €195 million (£135 million). We subsequently increased our interest with the purchase of a further 5% shareholding in January 2005. In December 2004, Energias De Portugal, referred to as EdP, exercised an option to increase its shareholding in the plant to 40% which resulted in our final ownership of a 60% interest (representing a net capacity of 594MW) by March 2005.

        In December 2004, we completed the acquisition of the EME Portfolio, consisting of nine power generation projects in six countries through IPM, our 70:30 partnership with Mitsui. Through IPM, we own 3,202 MW (net), representing 85% of the EME Portfolio which complements our existing portfolio by adding quality assets in our core markets, particularly Australia, Europe and Asia. The net cash consideration for the entire EME Portfolio was $1.9 billion (£968 million), of which our cash outflow was approximately £375 million, with the remainder of the acquisition price funded by Mitsui and bank finance. Seven of the projects within the EME Portfolio have long-term PPAs and hedge contracts. The financial contribution of these assets to our results of operations was nominal during the year ended 31 December 2004 due to the fact that the acquisition was completed in December of that year.

        On 18 April 2005, we announced a 50:50 partnership between International Power (Australia), our wholly owned subsidiary, and Energy Australia to sell electricity and gas to retail customers predominately in South Australia and Victoria. We will pay A$60 million (£24.4 million) for our 50% share in this partnership.

        On 31 May 2005, we announced an agreement to acquire, in a 70:30 partnership with Mitsui & Co., Ltd. of Japan, the 1,200 MW CCGT Saltend power plant based in eastern England from Calpine Corporation for a total consideration of £500 million, of which our cash outflow will be £158 million, with the remainder of the acquisition price funded by Mitsui and bank finance.

Results of operations

        The following table shows certain financial data from our consolidated profit and loss account for the current period and the two preceding financial periods.

	Year ended 31 December 2004(1)	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	($ millions)	(£ millions)
Turnover: group and share of joint ventures and associates	2,428	1,267	1,273	1,129
Less: share of joint ventures' turnover	(276)	(144)	(136)	(122)
Less: share of associates' turnover	(680)	(355)	(285)	(290)

Group turnover	1,472	768	852	717
Operating costs—ordinary	(1,261)	(658)	(727)	(509)
Operating costs—exceptional	21	11	(404)	(103)

Operating profit/(loss)	232	121	(279)	105
Share of operating profit of:
Joint ventures	75	39	32	26
Associates	264	138	130	123
Income from fixed asset investments—ordinary	—	—	33	31
Income from fixed asset investments—exceptional	—	—	—	42

Operating profit/(loss) and fixed asset investment income	571	298	(84)	327
Profit on sale of fixed asset investments—exceptional	8	4	27	—

Profit/(loss) on ordinary activities before interest and taxation	579	302	(57)	327
Interest receivable and similar income	57	30	42	24
Interest payable and similar charges—ordinary	(205)	(107)	(121)	(121)
Interest payable and similar charges—exceptional	(59)	(31)	(16)	—
Share of net interest of joint ventures and associates	(88)	(46)	(32)	(35)

	(295)	(154)	(127)	(132)

Profit/(loss) on ordinary activities before taxation	284	148	(184)	195
Tax on profit/(loss) on ordinary activities	(87)	(45)	(28)	(76)

Profit/(loss) on ordinary activities after taxation	197	103	(212)	119
Minority interests—equity	(17)	(9)	(7)	(6)

Profit/(loss) for the financial year	180	94	(219)	113
Dividends	(71)	(37)	—	—

Retained profit/(loss)	109	57	(219)	113

Note:

(1)
Amounts translated for convenience at the noon-buying rate on 31 December 2004 of £1.00 = $1.9160.

Segment Comparative Performance

        The table below sets forth our results of operations for the periods indicated by our business segments.

	Subsidiaries			Share of joint ventures and associates			Total
	Year ended 31 December			Year ended 31 December			Year ended 31 December
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	(£ in millions)
Turnover
North America	188	344	255	72	70	60	260	414	315
Europe	308	239	210	212	235	230	520	474	440
Middle East	24	21	—	30	12	—	54	33	—
Australia	223	224	226	8	—	—	231	224	226
Asia	25	24	26	177	104	122	202	128	148

	768	852	717	499	421	412	1,267	1,273	1,129

Profit/(loss) before interest and taxation (excluding exceptional items)
North America	(29)	(13)	82	16	15	17	(13)	2	99
Europe	52	38	35	61	65	65	113	103	100
Middle East	13	18	9	16	5	—	29	23	9
Australia	98	101	101	6	—	—	104	101	101
Asia	9	9	10	78	75	98	87	84	108

Segmental operating profit	143	153	237	177	160	180	320	313	417
Corporate costs	(33)	(28)	(29)	—	—	—	(33)	(28)	(29)

Profit before interest and tax (excluding exceptional items)	110	125	208	177	160	180	287	285	388
Exceptional items	15	(377)	(61)	—	35	—	15	(342)	(61)

Profit/(loss) before interest and tax	125	(252)	147	177	195	180	302	(57)	327
Net interest payable—ordinary	(77)	(79)	(97)	(46)	(32)	(35)	(123)	(111)	(132)
Net interest payable—exceptional	(31)	(16)	—	—	—	—	(31)	(16)	—
Tax	(28)	(9)	(57)	(17)	(19)	(19)	(45)	(28)	(76)
Minority interests—equity	(9)	(7)	(6)	—	—	—	(9)	(7)	(6)

Profit/(loss) for the financial year	(20)	(363)	(13)	114	144	126	94	(219)	113
Dividends	(37)	—	—	—	—	—	(37)	—	—

Retained profit/(loss)	(57)	(363)	(13)	114	144	126	57	(219)	113

        With effect from 1 January 2004, we have reverted to equity accounting for our 36% stake in Kot Addu Power Company Limited (KAPCO) in Pakistan and now account for it as an associated undertaking. KAPCO had previously been accounted for as a trade investment with dividend receipts recorded as income from investments, £33 million in 2003 and £73 million in 2002, of which £42 million was classified as exceptional because of its non-recurring nature. To aid comparability the dividends received in 2003 and 2002 have been included in the share of joint ventures and associates column for the periods shown in the table above.

        Exceptional items before interest and tax (discussed on pages 49 and 50) are analysed by business segment below:

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	(£ in millions)
Exceptional items
North America	—	(404)	—
Europe	11	7	(103)
Middle East	—	—	—
Australia	—	—	—
Asia	4	55	42

	15	(342)	(61)

Trading Performance

NORTH AMERICA

	Year ended 31 December 2004	Year ended 31 December 2003
	(£ in millions)
Turnover	260	414
(LBIT)/PBIT (pre-exceptional items)	(13)	2
Exceptional items	—	(404)

LBIT	(13)	(402)

        Our North American business region consists of plants in Texas, Massachusetts and Georgia. In December 2004, we added the 524 MW EcoEléctrica plant, in Puerto Rico, to our North American portfolio through the acquisition of the EME Portfolio. The majority of our North American plants, namely Midlothian and Hays in Texas and Blackstone, Bellingham and a portion of the capacity at Milford in New England, sell their output in the wholesale market at prevailing rates, either via NEPOOL or direct to retail/supply companies. During the year ended 31 December 2004, we maintained an active programme to hedge power and gas forward, to lock in positive margins from operations of these plants over a rolling 12-month period. As at 31 March 2005, approximately 70% of our anticipated merchant output for 2005 has been contracted, with a particular focus on the key summer period when margins are generally at their highest level of the year.

        The North American portfolio also includes plants that sell capacity and energy under long-term contracts. These contracted assets include Milford, where 56% of output is subject to a long-term contract, Hartwell and Oyster Creek. In addition, output from the EcoEléctrica plant is contracted under a long-term PPA until 2021.

        We conduct energy trading activities in North America, which are principally focussed on selling the physical output of and purchasing fuel for our plants. However, we also perform limited proprietary trading that is subject to clear risk limits.

        Gross turnover in our North American business region decreased by 37% from £414 million during the year ended 31 December 2003 to £260 million in 2004. The decrease in gross turnover is principally due to the fact that we mothballed our 1,100 MW combined cycle gas turbine Hays power station in January 2004 because of uneconomic prices. However, we have recently decided to reinstate operations at the Hays plant effective from May 2005.

        Our share of turnover from joint ventures in the region increased 3% during the year ended 31 December 2004 to £72 million compared with our share of turnover from joint ventures in the year ended 31 December 2003.

        Operating costs consist of both fixed operating costs, such as depreciation, payroll and property taxes, and variable operating costs, such as fuel costs. Operating costs during the year ended 31 December 2004 were reduced as a result of our decision to mothball the Hays plant during the period. We expect these costs to increase in 2005 as we have placed the Hays plant back in operation.

        Operating costs are also shown net of operating income and have increased as a result of the decrease in the compensation payments received from Alstom. In the year ended 31 December 2003, we received £27 million in compensation payments, compared to £3 million in the year ended 31 December 2004. Alstom is both the manufacturer of the GT24B gas turbines and the principal contractor for the construction of our plants in Texas and Massachusetts. The above payments from Alstom are compensation in respect of the late commissioning and performance recovery of new power plants.

        The region incurred a loss before interest and tax of £13 million during the year ended 31 December 2004, compared with a loss before interest and tax of £402 million during the year ended 31 December 2003. The loss before interest and tax during the year ended 31 December 2004 reflects the continued weakness in the Texas and New England markets. Operating margins in these markets have been depressed in recent years, principally due to an oversupply of generation capacity caused by the construction of new plants during the late 1990s through to 2004. During the year ended 31 December 2003, we reviewed the balance sheet book values of our generating facilities in the United States. This review resulted in an impairment of those assets by an aggregate amount of $663 million (£404 million). We recognised this amount as an exceptional charge. We did not recognise any exceptional charges during the year ended 31 December 2004. Excluding exceptional charges, profit before interest and tax during the year ended 31 December 2003 was £2 million.

EUROPE

	Year ended 31 December 2004	Year ended 31 December 2003
	(£ in millions)
Turnover	520	474
PBIT (pre-exceptional items)	113	103
Exceptional items	11	7

PBIT	124	110

        Our European business region consists of plants in the United Kingdom, the Czech Republic, Spain, Portugal, Turkey and Italy. In November 2004, we completed the acquisition of a 75% shareholding in the Turbogás plant in Portugal followed by the purchase of a further 5% interest in the plant in January 2005. Following the exercise by EdP of its option to increase its shareholding in the plant from 20% to 40%, our final ownership in Turbogás totals 60% (net capacity of 594 MW). In addition, we acquired four plants in Europe as part of the EME Portfolio, namely First Hydro, Derwent, ISAB and Spanish Hydro. Three of the four plants operate under long-term contracts. First Hydro is a unique, fast response peaking plant in the UK and operates on a merchant basis. This asset complements our existing UK portfolio and is a key component in managing power supply to the National Grid. The European EME portfolio also improves fuel diversity with gas and hydro capacity.

        Gross turnover in our European business region increased by 10% from £474 million during the year ended 31 December 2003 to £520 million during the year ended 31 December 2004.

        The above increase reflects strong performances at a number of our European assets. Our EOP business in the Czech Republic performed strongly with good technical performance enabling it to benefit from the cold winter and associated extended heating season. Turbogás contributed to earnings immediately on acquisition in November 2004. In addition, at Marmara in Turkey and at Pego in Portugal, high availability led to continued strong financial performance during the year.

        Turnover from joint ventures and associates for the year ended 31 December 2004 of £212 million decreased 10% from £235 million for the year ended 31 December 2003.

        Operating costs consists of both fixed operating costs, such as depreciation, payroll and property taxes, and variable operating costs, such as fuel costs.

        Profit before interest and tax increased by 13% from £110 million during the year ended 31 December 2003 to a profit before interest and tax of £124 million during the year ended 31 December 2004. Profit before interest and tax for the year ended 31 December 2004 includes an exceptional gain of £11 million, which is the release of a provision relating to a guarantee following the sale of our investment in Elcogas. We recognised an exceptional gain of £7 million during the year ended 31 December 2003 on the sale of a fixed asset investment in the Czech Republic. Profit before interest and tax, excluding exceptional items increased by 10% from £103 million during the year ended 31 December 2003 to £113 million during the year ended 31 December 2004, principally as a result of the strong performance of EOP in the Czech Republic.

        In November 2002, TXU Europe entered administration. We had a tolling agreement with TXU Europe that covered the full capacity of our Rugeley power station through to the end of 2005. As a result of TXU Europe's administration, the tolling agreement was terminated. While we were entitled to an early termination payment and continued to take all steps to maximise recovery, Rugeley became responsible for the purchase of fuel and sale of power (functions previously undertaken by TXU Europe) and is consequently exposed to fluctuations in wholesale electricity prices. The amount of compensation to be received by Rugeley, in respect of the termination of the tolling agreement with TXU Europe, was agreed with the administrators of TXU Europe. Rugeley expects to receive compensation of between £73 million and £84 million. A first dividend distribution of £53 million was made at the end of March 2005, and the remainder is expected later in 2005 and early 2006. The majority of this settlement will be used to repay project debt at Rugeley.

MIDDLE EAST

	Year ended 31 December 2004	Year ended 31 December 2003
	(£ in millions)
Turnover	54	33
PBIT (pre-exceptional items)	29	23
Exceptional items	—	—

PBIT	29	23

        Our Middle East business region consists of a 65% interest in Al Kamil Power Company SAOC in Oman, a 20% interest in Shuweihat CMS International Power Company in the UAE and a 20% interest in Arabian Power Company in the UAE. The region's entire output is contracted under long-term power purchase (or power and water purchase) agreements, primarily with the local government or with government entities (such as the Abu Dhabi Water & Electricity Company). Due to air conditioning load, demand for power is highest in the summer period, but demand for water is extremely high throughout the year. The offtake contracts are structured so that full capacity payments are earned when the plants are available for despatch, even if actual plant load is low.

        Turnover during the year ended 31 December 2004 was £54 million, a 64% increase as compared with £33 million during the year ended 31 December 2003. In July 2004, in accordance with the original project agreements signed with the Government of Oman, we sold 35% of our equity in the Al Kamil plant, via an initial public offering. The offering generated net proceeds to us of approximately $15 million (£8 million).

        Profit before interest and tax increased 26% to £29 million in the year ended 31 December 2004 from £23 million in 2003. This increase is principally attributable to higher contributions from Umm Al Nar and first time earnings from Shuweihat where full commercial operation commenced in October.

AUSTRALIA

	Year ended 31 December 2004	Year ended 31 December 2003
	(£ in millions)
Turnover	231	224
PBIT (pre-exceptional items)	104	101
Exceptional items	—	—

PBIT	104	101

        Our Australian business consists of the Hazelwood plant in Victoria and the Pelican Point plant in South Australia, together with the Synergen peaking units dispersed throughout South Australia. In addition, we acquired interests, in the Loy Yang B plant in Victoria, Valley Power in Victoria and the Kwinana plant in Western Australia, in connection with the acquisition of the EME Portfolio. Including the assets acquired from the EME Portfolio, our generation capacity in Australia now totals 3,275 MW (net). This enhanced capacity has increased our share of the Australian national electricity market to approximately 12%, including a market share of approximately 27% in Victoria and approximately 20% in South Australia. We generally sell our output in the National Electricity Market predominately in the Victoria and South Australia "nodes" on a rolling basis, ensuring we are forward contracted for one to three years. For example, for 2005 some 75% of expected output has been contracted.

        In 2004, we established a focused retail business to target industrial and small to medium business customers, primarily in Victoria and South Australia. Appropriate personnel were recruited with retail experience and this is starting to provide a modest and alternative route to customers in these markets. Hazelwood received the first coal from its adjacent West Field brown coal mine in February 2004. Approximately 70% of the coal is now sourced from the West Field mine and this is expected to increase to 100% by mid 2005, providing approximately 17 million tonnes per annum of brown coal. Hazelwood is in the process of obtaining consents to further develop the West Field mine, which will extend the plant's life well beyond the end of this decade.

        In addition, the construction of the 687 km SEA Gas pipeline was completed on 1 January 2004 and the year ended 31 December 2004 benefited from a first time contribution from this asset. The pipeline is used to transport gas from the Minerva gas field offshore from Victoria predominantly for Pelican Point.

        In March 2004, financing was completed for our first wind farm at Canunda in South Australia. All 23 wind turbines are now operational and generating up to 46 MW, which is enough capacity to power approximately 30,000 homes. The entire generation is contracted under a long-term agreement with an Australian retail company. We also conduct energy trading activities, and in line with our business in Australia, these are principally focused on hedging the physical output of our plants. However, we also perform limited proprietary trading, which is subject to defined risk limits.

        Gross turnover in Australia increased 3% to £231 million during the year ended 31 December 2004 from £224 million during the year ended 31 December 2003. The increase in gross turnover during the year ended 31 December 2004 principally reflects the commencement of operation of the SEA Gas pipeline. However, this increase was partially offset by lower turnover from Pelican Point, primarily due to lower electricity prices and the delayed supply of gas from the new Minerva gas field in Victoria (which is now supplying gas under a ten-year contract).

        Profit before interest and tax increased by 3% to £104 million during the year ended 31 December 2004, as compared with profit before interest and tax of £101 million during the year ended 31 December 2003. The increase in profit before interest and tax reflects the fact that Hazelwood and Synergen benefited from a strong contractual position, with achieved prices above the weaker underlying market prices.

ASIA

	Year ended 31 December 2004	Year ended 31 December 2003
	(£ in millions)
Turnover	202	128
PBIT (pre-exceptional items)	87	84
Exceptional items	4	55

PBIT	91	139

        Our Asia portfolio consists principally of plants in Pakistan, Malaysia and Thailand. Through the acquisition of the EME Portfolio, we added the Paiton plant in East Java, Indonesia, in which IPM holds a 45% interest. In February 2005, we completed the acquisition of a 40% shareholding in Uch, a 586 MW gas fired plant in Pakistan, from E.ON UK plc. The entire output from the plant is sold to WAPDA under a long-term PPA until 2023.

        Gross turnover increased by 58% from £128 million in the year ended 31 December 2003 to £202 million in the year ended 31 December 2004. The increase in gross turnover during the year ended 31 December 2004 principally reflects the inclusion of turnover from KAPCO, which was treated as a trade investment in 2003.

        Profit before interest and tax in the region decreased by 35% to £91 million during the year ended 31 December 2004, as compared with £139 million during the year ended 31 December 2003. During the year ended 31 December 2004, we recognised an exceptional gain of £4 million in relation to the disposal of a 4% interest in HUBCO. During the year ended 31 December 2003, we recognised an exceptional gain of £55 million, which consists of £17 million profit on the partial disposal of a 5% shareholding in HUBCO, the reversal of a past impairment of £35 million in respect of our investment in HUBCO and proceeds and a gain relating to our exit from China of £3 million. Excluding exceptional items, profit before interest and tax increased marginally to £87 million in the year ended 31 December 2004 from £84 million in 2003, reflecting increased production capacity and higher earnings at Malakoff. During 2004, its operational capacity increased by 968 MW to 2,863 MW (net). The key addition to Malakoff's portfolio was a 40% shareholding in the 2,420 MW coal/gas/oil fired Kapar power station in Malaysia.

Year ended 31 December 2003 as compared with the year ended 31 December 2002

NORTH AMERICA

	Year ended 31 December 2003	Year ended 31 December 2002
	(£ in millions)
Turnover	414	315
PBIT (pre-exceptional items)	2	99
Exceptional items	(404)	—

(LBIT)/PBIT	(402)	99

        Gross turnover in our North American business region increased by 31% from £315 million during the year ended 31 December 2002 to £414 million in 2003. The increase in gross turnover reflects a full year's performance at a generation capacity of 4,418 MW, following completion of our construction program at the Hays plant in Texas and the Bellingham plant in Massachusetts during 2002. The increase in generating capacity was substantially offset, however, by lower wholesale electricity prices in the United States. See "—Factors Affecting Results of Operations—Effect of Market Conditions". Due to uneconomic prices, we mothballed our 1,100 MW combined cycle gas turbine Hays power station in January 2004 for an indefinite period. However, we have recently decided to reinstate operations at Hays, effective from May 2005. In addition, in light of continued reduced levels of wholesale electricity prices and future price forecasts in the ERCOT (Texas) and NEPOOL (New England) markets, we reviewed the balance sheet book values of our generating facilities in the United States during 2003. This review resulted in an impairment of those assets by an aggregate amount of $663 million (£404 million). We recognised this amount as an exceptional charge. Our share of turnover from joint ventures in the region increased 17% during the year ended 31 December 2003 to £70 million (17% of gross turnover) compared with our share of turnover in the year ended 31 December 2002.

        During the year ended 31 December 2003, we recorded other operating income of £27 million from Alstom relating to compensation payments in respect of income we lost during the year as a result of construction delays and consequent plant unavailability, as well as compensation for reduced output and efficiency arising out of ongoing technical problems with our turbines. During the year ended 31 December 2003, the Group also recorded $169 million (£94 million) from Alstom in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts. These amounts have been recorded as a reduction in the cost of the plant and therefore not included in income.

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

        Profit before interest and tax, excluding exceptional items decreased to £2 million in the year ended 31 December 2003 from £99 million in 2002. This was due to a combination of low margins and declining compensation payments from Alstom.

EUROPE

	Year ended 31 December 2003	Year ended 31 December 2002
	(£ in millions)
Turnover	474	440
PBIT (pre-exceptional items)	103	100
Exceptional items	7	(103)

PBIT/(LBIT)	110	(3)

        During the year ended 31 December 2003, we commenced reporting the results of our Middle East business as a separate region rather than with the European business results. Accordingly, the results of operations of our Europe and Middle East businesses during the year ended 31 December 2003 are not comparable with the results of operations for the Europe and Middle East business during the year ended 31 December 2002.

        Gross turnover in our European business region increased by 7.7% from £440 million in the year ended 31 December 2002 to £474 million the year ended 31 December 2003. Notwithstanding the poor wholesale prices in the United Kingdom, turnover at Rugeley increased as a result of a change from revenue earned as a fee under a tolling agreement in 2002 to revenues from sales of electricity in a merchant market in 2003. Deeside's turnover fell over the same period reflecting weak wholesale prices. Improved performance from our assets in Turkey and the Czech Republic under long-term and medium-term supply agreements, contributed higher turnover in these areas. Turnover from joint ventures and associates for the year ended 31 December 2003 of £235 million increased 2% from £230 million for the year ended 31 December 2002.

        Wholesale electricity prices in the United Kingdom continued at very low levels during the period, although they showed some improvement in the second half of 2003. See "—Factors Affecting Results of Operations—Effect of Market Conditions" and "Item 3. Key Information—Risk Factors—Market prices for power in the markets where some of our projects operate have been volatile and depressed in recent years". We continue to limit the amount of output from Deeside and Rugeley we sell pursuant to forward contracts, as we do not wish to lock in prices at this low point of the market cycle. Outside the United Kingdom, the output from our generation facilities is subject to medium term offtake agreements and long term PPAs that are not as exposed to direct fluctuations in wholesale electricity prices.

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

MIDDLE EAST

	Year ended 31 December 2003	Year ended 31 December 2002
	(£ in millions)
Turnover	33	—
PBIT (pre-exceptional items)	23	9
Exceptional items	—	—

PBIT	23	9

        Turnover during the year ended 31 December 2003 was £33 million. Profit before interest and tax, representing turnover, less operating costs, was £23 million during the year ended 31 December 2003, the first year of operations in our Middle East business region.

AUSTRALIA

	Year ended 31 December 2003	Year ended 31 December 2002
	(£ in millions)
Turnover	224	226
PBIT (pre-exceptional items)	101	101
Exceptional items	—	—

PBIT	101	101

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

ASIA

	Year ended 31 December 2003	Year ended 31 December 2002
	(£ in millions)
Turnover	128	148
PBIT (pre-exceptional items)	84	108
Exceptional items	55	42

PBIT	139	150

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

        Profit before interest and tax, including exceptional items, decreased by 7.3% from £150 million during the year ended 31 December 2002 to £139 million during the year ended 31 December 2003.

  Exceptional Items

        Items of income and expense that are material by virtue of their nature and amount are disclosed separately, as we believe it aids the reader of the accounts in understanding the underlying and ongoing performance of the business.

  Year ended 31 December 2004

        During the year ended 31 December 2004, we recorded one operational exceptional item in relation to an £11 million release of a provision relating to a guarantee following the sale of an investment in Elcogas.

        In addition, we recorded one non-operating exceptional item in relation to a £4 million profit on the disposal of a further 4% share in HUBCO.

        We also recorded the following exceptional interest charges:

  •
  a £15 million charge from the cessation of the interest rates swaps as part of the restructuring of the ANP debt facility; and

  •
  £16 million of costs associated with debt raising and debt restructuring.

  Year ended 31 December 2003

        During the year ended 31 December 2003, we recorded the following operational exceptional items:

  •
  The impairment of our plants in the United States by $663 million (£404 million); and

  •
  The reversal of a past impairment with respect to our investment in HUBCO in Pakistan of £35 million.

        We reviewed the carrying values of our merchant plants in the United States (Hays, Midlothian, Blackstone, Bellingham and Milford) following a decline in both current and forward electricity prices in the ERCOT (Texas) and NEPOOL (New England) electricity markets. Based on a risk adjusted discount rate of 9.7% to the post-tax cash flows expected from the plants over their remaining lives, we recorded an impairment of £404 million.

        Additionally, we recorded the following non-operational exceptional items:

  •
  Profit on the disposal of a 5% shareholding in HUBCO of £17 million;

  •
  Profit on the disposal of a Czech fixed asset investment of £7 million held by EOP in Czech Republic; and

  •
  A gain relating to the final disposal of assets in China of £3 million.

Other Costs

Corporate costs

        We operate from a corporate office in London, and a small engineering office in Swindon, where our corporate and business functions are based to support our worldwide operations. Corporate costs increased in 2004, from £28 million for the year ended 31 December 2003 to £33 million for the year ended 31 December 2004, principally as a result of growth in operational capacity.

        In addition, we operate regional business support offices in the United States, Australia, the United Kingdom, the UAE, the Czech Republic, Italy, Japan and Singapore. Following the acquisition of the EME Portfolio, as part of the integration programme, the London regional office operated by EME has closed, and the Australian regional office is in the process of being closed.

        These offices vary in size dependent on the scale of operations in the region, and apart from the United States and Australia, are primarily focused on business development. We supported our US business from offices in Houston, Texas and Marlborough, Massachusetts until 2002, when we decided to close our Houston office and combine these activities in Marlborough. We incurred the majority of the one-off costs of approximately £3 million associated with this consolidation in 2002. The consolidation is now complete.

Net interest

        Net interest payable during the year ended 31 December 2004 was £123 million (excluding exceptional items), as compared with £111 million (excluding exceptional items) during the year ended 31 December 2003. Interest payable during the year ended 31 December 2004 included an exceptional interest charge of £31 million and in the year ended 31 December 2003, an exceptional interest charge of £16 million. The exceptional interest charge in 2004 comprises a £15 million charge from the cessation of the interest rate swaps as part of the restructuring of the ANP debt facility and £16 million of costs associated with debt raising and debt restructuring.

        During the year ended 31 December 2004, corporate and subsidiary operations accounted for net interest payable of £77 million (comprising gross interest of £115 million, primarily associated with bonds, bank loans and overdrafts, offset by £30 million interest receivable, and by capitalised interest of £8 million) as compared with £79 million during the year ended 31 December 2003 (comprising gross interest of £123 million primarily associated with bonds, bank loans and overdrafts, offset by £23 million interest receivable, foreign exchange gains of £19 million and by capitalised interest of £2 million), a decrease of 3%.

        Net interest payable during the year ended 31 December 2003 was £127 million, a decrease of 4% as compared with £132 million during the year ended December 31, 2002. Interest payable during the year ended 31 December 2003 included an exceptional interest charge of £16 million. This exceptional interest charge related to the write-off of unamortised facility costs in the United States and the United Kingdom. In the United Kingdom, in August 2003 we restructured the non-recourse debt facility for Rugeley and reduced the principal amount of this facility to £90 million from £160 million. In the US, at 31 December 2003, our ANP bank facility was in default and ANP was seeking to renegotiate the structure of the ANP Bank Facility with the lender under that facility. As it was not possible to reliably estimate the nature or timing of any renegotiated facility the capitalised fees were written off in the year ended 31 December 2003. In July 2004, this debt was successfully restructured. Excluding exceptional interest charges, net interest payable during the year ended 31 December 2003 decreased by 16%.

        During the year ended 31 December 2004, associated companies and joint ventures had a net interest payable of £46 million, as compared with £32 million during the prior period.

        Consolidated interest cover (excluding exceptional items) during the year ended 31 December 2004 was 2.3 times, as compared with 2.6 times during the year ended 31 December 2003.

Taxation

        The tax charge for the year (pre-exceptional items) was £45 million, compared to £54 million for the year ended 31 December 2003. This tax charge represents an effective tax rate of 27% compared to 31% in the prior period, and this reduction results from confirmation of foreign tax holidays and the resolution of certain tax issues. Additionally, during 2003, we recorded an exceptional tax credit of £26 million relating to a net write back of deferred tax following the impairment of the US plant.

Liquidity

        The following table shows cash flow for the periods indicated.

	Year ended 31 December
	2004	2003	2002
	(£ millions)
Net cash inflow from operating activities	198	184	276
Dividends received from associates and joint ventures—ordinary	69	101	115
Dividends received from associates and joint ventures—exceptional	—	—	42

Cash flow from operating activities and dividend receipts	267	285	433
Return on investments and servicing of finance—ordinary	(109)	(84)	(88)
Return on investments and servicing of finance—exceptional	(26)	(4)	(25)
Taxation	(20)	(14)	(20)
Capital expenditure and financial investment—ordinary	(273)	(74)	(159)
Capital expenditure and financial investment—exceptional	—	11	—
Acquisitions and disposals—ordinary	(1,143)	—	(144)
Acquisitions and disposals—exceptional	17	24	—

Net cash (outflow)/inflow before management of liquid resources and financing	(1,287)	144	(3)
Management of liquid resources	(32)	(20)	—
Financing activities	1,068	(260)	210

(Decrease)/increase in cash	(251)	(136)	207

        We have included the sub-total cash flow from operating activities and dividends receipts within the above liquidity table, as this represents total cash flow from our operating assets before financing, tax and capital expenditure. We believe that the presentation of this measure provides useful information to our investors.

        Cash flow from operating activities and dividends receipts (excluding exceptional dividends) for the year ended 31 December 2004 decreased by 6% from £285 million for the year ended 31 December 2003 to £267 million for 2004, principally due to reduced operating profits from the United States, together with a lower level of dividends from our investments in associates and joint ventures. The year ended 31 December 2003 included an unusually large dividend from KAPCO, following the resolution of a long running dispute. Cash flow from operating activities and dividends (excluding exceptionals) for the year ended 31 December 2003 decreased by 27% to £285 million as compared with £391 million for the year ended 31 December 2002. The principal reasons include lower operating profit performance from the US and the UK and a reduction in dividend receipts from joint ventures and associates.

        We received an exceptional dividend from a fixed asset investment during the year ended 31 December 2002 in relation to the payment by KAPCO of receivables related to earlier periods, which was delayed due to a long-running dispute.

        Net interest paid and similar charges was £135 million during the year ended 31 December 2004, an increase of 53% as compared with £88 million during the year ended 31 December 2003, principally due to an increase in average debt levels. See "—Capital Resources—Corporate and Group Debt". Net interest paid and similar charges was £88 million during the year ended 31 December 2003, a decrease of 22% as compared with £113 million during the year ended 31 December 2002. Net interest paid and similar charges excluding exceptional items was £84 million in the year ended 31 December 2003, a decrease of 5% from £88 million in 2002. This includes payments for interest, debt issuance cost and dividends paid to minority interests and is net of receipts of interest income and dividend income. This decrease reflects a small reduction in average debt levels over the course of the year, together with a slightly lower cost of debt. During the year ended 31 December 2004, we recorded an exceptional cash outflow under returns on investment and servicing of finance of £26 million in connection with costs associated with refinancing and significantly extending the $879 million non-recourse debt facility associated with our US merchant portfolio together with costs associated with other debt raising and restructuring. During the year ended 31 December 2003, we recorded an exceptional cash outflow under returns on investment and servicing of finance of £4 million in connection with costs associated with renegotiating the £160 million non-recourse facility for Rugeley which was reduced to £90 million in August 2003. During the year ended 31 December 2002, we also recorded an exceptional cash outflow of £25 million in connection with costs associated with refinancing and significantly extending the maturity of the A$1.2 billion non-recourse debt facility associated with our power plant at Hazelwood in Australia.

        Capital expenditure to maintain the operating capacity of our power stations remained at a similar level at £59 million during the year ended 31 December 2004, compared with £64 million during 2003. Capital expenditure to maintain the operating capacity of our power stations increased to £64 million in 2003 compared with £48 million in 2002, reflecting the completion of our new build capacity in Massachusetts and Texas in 2002. Capital expenditure to increase our operating capacity was £158 million during the year ended 31 December 2004, compared with £57 million in 2003, comprising spend on Tihama, the Canunda wind farm and the West Field mine development at Hazelwood in Australia. Capital expenditure to increase our operating capacity amounted to £57 million in 2003 as compared to £98 million in 2002, reflecting spend on the build of our US and Al Kamil plants. During the year ended 31 December 2004, the Group received £5 million from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts.

        Acquisitions during the year ended 31 December 2004 included the purchase of the EME portfolio and Turbogás at £1,073 million (of which £13 million of acquisition costs were outstanding at the year end) and £135 million (including costs of acquisition), respectively. The cash at bank and in hand on the acquisitions of the EME portfolio and Turbogás was £31 million and £21 million respectively. Disposals include proceeds from the sale of a 4% holding in HUBCO. Acquisitions and disposals during the year ended 31 December 2003 principally comprise cash receipts from the sale of a 5% holding in HUBCO and from the sale of our investment in VCE (Czech Republic).

        The Rights Issue in contemplation of the Turbogás and EME portfolio acquisitions was completed in September 2004, with a 91.2% take up and raised net proceeds of £286 million.

Capital Resources

        We are of the opinion that the working capital is sufficient for the company's present requirements.

        The following table shows our net debt position as at 31 December 2004, 2003 and 2002.

	2004	2003	2002
	(£ millions)
Cash and liquid resources	612	743	842
Euro dollar bonds	—	—	(37)
Convertible bonds	(158)	(200)	(231)
Preferred equity facility	(154)	—	—
Secured bank loans	(3,039)	(1,235)	(1,386)

Net debt	(2,739)	(692)	(812)

        Year ended 31 December 2004

        The above net debt of £2,739 million excludes the Group's share of joint ventures' and associates' net debt of £1,452 million (2003: £712 million). These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power plc or any other Group company. In view of the significance of this amount, it has been disclosed separately. The large year on year increase in net debt is principally due to the acquisition of the EME portfolio.

        The Group has sufficient credit facilities in place to fund and adequately support its existing operations and to finance the purchase of new assets. These facilities comprise a revolving credit facility of $450 million (£234 million) (expiry October 2006), the portion of the existing convertible bond of $51 million (£29 million) (maturing November 2005) not previously "put' by bondholders or tendered for sale by bondholders, and a convertible bond of $252 million (£129 million) (maturing August 2023 but with bondholders having the right to "put' the bond back to the Group in August 2010, 2013, 2018 and 2023). In addition, the Group has uncommitted bilateral credit lines from various banks at our disposal at the corporate level.

Secured non-recourse finance

        The Group's financial strategy is to finance its assets by means of limited or non-recourse project financings at the asset or intermediate holding company level, wherever that is practical.

        In the fourth quarter of 2003 at American National Power (ANP), our US bank group claimed technical defaults on our US non-recourse financing and therefore this debt was reported as current non-recourse debt in the 2003 accounts. In July 2004, this ANP facility was successfully restructured and refinanced and the maturity period of the debt extended to 2010. In addition, an interest "roll-up' was agreed on $399 million (£222 million) of the loan amount, which lowers the cash interest burden on the business by allowing interest obligations to be rolled over until the assets generate improved cash flow. As part of this debt restructuring, International Power agreed to provide, over two years, new funds of $175 million (£97 million) for our US business. The restructuring allowed for a reduction in International Power's credit support of trading activity to $100 million (£55 million) from $150 million (£83 million). This restructuring, together with the other agreed terms, provides a stable and long-term capital structure for our US business and was a significant achievement through which we retained 100% equity ownership of the US merchant assets. As a consequence, the non-recourse debt of ANP of $879 million (£488 million) is now re-designated as long-term debt.

        The acquisition of the EME portfolio in December 2004 resulted in an increase in net debt of £1,439 million.

Corporate and Group debt

        Following the reclassification of the ANP facility as long-term debt, there are no major debt maturities at corporate or Group level in 2005. Significant new capital expenditure on growth projects will be financed from existing cash resources, drawing down on bank lines or issuing new fixed rate debt, depending on market conditions at the time.

        During 2004, both Standard and Poor's and Moody's reviewed the credit rating at corporate level. Standard & Poor's lowered its rating from BB to BB- with negative outlook and Moody's lowered its rating to B2 with stable outlook. This has no impact on the cost of existing facilities.

        On 31 December 2004, we had aggregated debt financing of £3,351 million, denominated principally in US dollars, Australian dollars, sterling, Euro, Czech koruna and Thai bath. Of this amount, £100 million is due for repayment in 2005, with the majority of the remaining balance due after 2009.

  Year ended 31 December 2003

        Net debt as at 31 December 2003 was £692 million as compared with £812 million as at 31 December 2002. Our share of joint ventures' and associates' debt was £712 million as at 31 December 2003 as compared with £503 million as at 31 December 2002. In view of the significance of these amounts, we have disclosed them separately.

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

        The decrease in debt due within one year resulted from £82 million of the Rugeley debt being reclassified as non current after it was renegotiated. £74 million of this debt was also repaid during the year. Debt due within one year also reduced as a result of the redemption of $254 million of the 2% Convertible US Dollar Bonds 2005. At the end of December 2002 there was £231 million disclosed in current debt which has now been repaid.

        At 31 December 2003, we were in discussions with bank groups in relation to claimed defaults on the non-recourse debt for the US merchant portfolio. As these issues were not formally resolved at 31 December 2003, the debt at ANP was reported as current non-recourse debt in our accounts.

Commitments and contingent liabilities

        The following table summarises our principal contractual financial obligations at 31 December 2004, certain of which are described in the consolidated financial statements and notes. Further analysis of these individual obligations is provided in notes 21, 22, 29, 30 and 31 to the financial statements. We expect to be able to fund such obligations from ongoing operations and our existing or replacement resources and facilities.

Contractual obligations

	Payments due by period
	Total	Less than 1 year	1–2 years	3–5 years	More than 5 years
	(£ in millions)
Short-term debt	100	100	—	—	—
Long-term debt	3,097	—	207	302	2,588
Preferred equity facility	154	—	—	154	—
Property leases	6	1	—	—	5
Capital commitments	182	136	41	3	2
Commitments for the supply and transportation of fuel	400	107	98	97	98

Total contractual obligations	3,939	344	346	556	2,693

        Our contingent liabilities at 31 December 2004 are described in note 32 to the consolidated financial statements. We monitor all contingent liabilities, including matters relating to the environment, via a process of consultation and evaluation which includes senior management, internal and external legal advisers and internal and external technical advisers. This process results in conclusions with respect to potential exposure and we make or adjust provisions accordingly by reference to accounting principles. Management believes that we have adequately provided for contingencies which are likely to become payable in the future. None of these contingencies is material to our financial condition, results of operations or liquidity.

Off Balance Sheet Arrangements

        Our share of joint ventures' and associates' net debt was £1,452 million as at 31 December 2004 as compared with £712 million as at 31 December 2003. These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power plc or any other Group company. The large year on year increase in net debt is principally due to the acquisition of the EME portfolio.

        The Group has entered into various energy-related and treasury derivative contracts, primarily for hedging purposes. In accordance with UK GAAP, the value of derivatives held for hedging purposes are only recognised when the hedged item is recognised. This contrasts with US GAAP which requires that derivatives, as defined in the relevant US accounting standards, are reflected as assets or liabilities at their market values at the balance sheet date. An analysis of the Group's derivatives, as defined under US GAAP, is set out in note 36 to the Financial Statements.

Item 6.    Directors, Senior Management and Employees

Board of Directors and Executive Officers

        We operate under the overall direction of our Board of Directors (the "Board"), which has responsibility for defining strategy, ensuring the successful implementation of approved projects/proposals, the financial policies of the Group and also for reviewing the risk policies and profile of the Group. The Board currently consists of a Chairman, five Executive Directors and four Non-Executive Directors. Our Articles of Association provide that all directors submit themselves for re-election every three years and newly appointed Directors are subject to election by shareholders at the first Annual General Meeting (AGM) of shareholders after their appointment. The following table sets forth the age and function of each of our Directors and executive officers.

Directors and Executive Officers	Age	Position held
Sir Neville Simms	60	Chairman
Philip Cox	53	Chief Executive Officer and Director
Mark Williamson	47	Chief Financial Officer and Director
Stephen Riley	43	Executive Director, Europe
Adri Baan	62	Non-Executive Director
Anthony (Tony) Concannon	41	Executive Director, Australia
Anthony (Tony) Isaac	63	Non-Executive Director
John (Jack) Taylor	66	Non-Executive Director
Struan Robertson	54	Non-Executive Director
Bruce Levy	49	Executive Director, North America
Stephen Ramsay	43	Company Secretary and General Counsel

        Sir Neville Simms became a Non-Executive Director of National Power in August 1998 and was appointed Chairman of International Power in October 2000. He is currently a member of the President's Committee of the CBI, a Governor of Ashridge Management College and a Trustee of BRE Trust.

        Philip Cox joined the Company on 1 May 2000 from Invensys plc and became Chief Financial Officer in October 2000. Philip was appointed Chief Executive Officer of International Power in December 2003. He has responsibility for the overall management of the business and the delivery of its strategy. He is a Non-Executive Director of Wincanton plc.

        Mark Williamson joined the Company in September 2000 from the Simon Group plc, and became Group Financial Controller responsible for the Company's financial reporting. Mark was appointed Chief Financial Officer of International Power in December 2003. His responsibilities include financial control and reporting, tax and risk management.

        Stephen (Steve) Riley joined the business in 1985, holding senior positions in two UK power stations. He was appointed International Power's Managing Director, Australia in January 2000. In August 2003 he took up his current position as head of the European region. Steve was appointed to the Board in January 2004.

        Adri Baan became a Non-Executive Director of the Company in June 2002. He was previously CEO of Philips Consumer Electronics, Member of the Board of Management. He is currently on the Boards of ASMI, KVWS, ICI PLC, OCE and Wolters Kluwer.

        Anthony (Tony) Concannon is a chartered engineer. He joined the industry in 1982 and has worked in a number of business areas including operations, asset management, trading and international business development (based in Asia). He took on his role as International Power's Managing Director, Australia in August 2003. Tony was appointed to the Board in January 2004.

        Anthony (Tony) Isaac became a Non-Executive Director of the Company in October 2000 and is the Senior Independent Director. He is the Chief Executive of The BOC Group plc and is a Non-Executive Director of Schlumberger Limited.

        John (Jack) Taylor became a Non-Executive Director of the Company in October 2002. He has 38 years' experience in project finance, private equity and international banking. Having served as the Asian Development Bank's Director-Infrastructure, Energy, and Financial Sectors Department West and Private Sector Group, following a 30-year career as a senior executive with The Chase, Jack is today Executive Advisor to the Commonwealth Disaster Management Agency Ltd. and active in private equity in the UK, Europe and Asia.

        Struan Robertson became a Non-Executive Director of the Company on 1 October 2004. He was Group Chief Executive of Wates Group Ltd until January 2004. Before that he had a 25-year international career with BP plc, during which time he held a number of senior roles, including Chief Executive Officer of BP Oil Trading International and Executive Chairman of BP Asia Pacific. He is the Senior Independent Director at WS Atkins plc and a Non-Executive Director at Forth Ports plc and Henderson TR Pacific Investment Trust plc.

        Bruce Levy joined the Company on 1 December 2004 as President of American National Power. He previously worked for the US power company GPU, where he was Vice President and Chief Financial Officer. Bruce was appointed to the Board in June 2005.

        The Chairman and all independent Non-Executive Directors (Tony Isaac, Jack Taylor, Adri Baan and Struan Robertson) are members of the Audit Committee, Remuneration Committee and the Appointments Committee. All Executive Directors are members of the Risk Committee.

        Stephen Ramsay is our Company Secretary and General Counsel. He joined the Company in 1996, after 10 years as a solicitor in private practice, first working at National Wind Power and then in the international legal group before becoming Company Secretary in October 2000.

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

        The following table sets forth key members of our senior management.

Senior Management	Age	Position held
Ranald Spiers	49	Regional Director, Middle East
Peter Barlow	51	Head of Corporate Finance
Vince Harris	54	Regional Director, Asia
Gareth Griffiths	35	Head of Global Trading
Ken Teasdale	52	Head of Operations and Engineering
Penny Chalmers	39	Head of Corporate Services
Sean Neely	40	Head of Mergers & Acquisitions
Ken Oakley	42	Group Tax Manager

        Ranald Spiers is head of our Middle East region. He has been with us for twelve years, having previously worked for BP for 12 years across a wide spectrum of industries, including petrochemicals, detergents, oil refining, downstream gas, advanced materials and aerospace.

        Peter Barlow is the head of corporate finance for International Power and is responsible for funding and bank relationships. Peter joined us in 1998 and has been especially involved in corporate finance, project finance and treasury activities since that time.

        Vince Harris is head of our Asia region. He was previously CEO of HUBCO in Pakistan, and was responsible for managing the disposal of our Chinese assets. He is a chartered engineer and has 35 years' experience in the power generation industry.

        Gareth Griffiths manages global trading, with responsibility for our trading operations in the UK, USA and Australia. He has 12 years' experience in the industry and was previously Vice President, Marketing and Trading for our US business.

        Ken Teasdale heads up operations and engineering. He is a chartered electrical engineer and a chartered mechanical engineer. He has over 37 years' experience in the industry and was previously CEO of Hazelwood Power Company, a 1,635 MW power station at Victoria, Australia.

        Penny Chalmers heads up our corporate services. She is responsible for Group human resources, information technology and corporate communications. Penny has 17 years' experience in the energy sector and has been with us since 1997.

        Sean Neely manages the mergers and acquisitions group. He has 11 years' experience in the industry. As well as acquisitions he has previous experience in strategic planning and project finance.

        Ken Oakley manages our corporate tax function. He joined us in October 2000, and is a chartered accountant and chartered tax advisor.

Corporate Governance

The Board

        The full Board met 13 times during 2004—this included additional meetings, specifically to review the EME portfolio acquisition. Tony Isaac, Tony Concannon and Jack Taylor were each unable to attend one of these meetings. All other Directors were in attendance on the relevant meeting dates. A meeting of the Chairman and the Non-Executive Directors was held without the Executive Directors being present. The Non-Executive Directors also met without the Chairman being present. This meeting was chaired by Tony Isaac, the Senior Independent Non-Executive Director, and included a review of the Chairman's performance.

        From 1 January to 30 September 2004, the Board comprised the Chairman (Sir Neville Simms); four Executive Directors (Philip Cox, Mark Williamson, Tony Concannon and Steve Riley) and three Non-Executive Directors (Tony Isaac, Jack Taylor and Adri Baan). Tony Isaac is the Senior Independent Non-Executive Director. The three Non-Executive Directors are considered to be independent. On 1 October 2004 Struan Robertson joined the Board as a Non-Executive Director. He is considered to be independent.

        In 2004 the effectiveness of the Board was underpinned by a balance between Executive and Non-Executive Directors. The Board believes that it has the skills and experience necessary to provide effective leadership and control of the Company.

        In accordance with the Combined Code and the Company's Articles of Association, all Directors submit themselves for re-election every three years and newly appointed Directors are subject to election by shareholders at the first AGM after their appointment.

        Arrangements are in place to ensure that newly appointed Directors receive a comprehensive briefing on the Company, and training is provided for Directors on their roles and their legal obligations to ensure that they are fully conversant with their responsibilities as Directors. In accordance with this policy Struan Robertson visited Rugeley power station shortly after his appointment and he met with each of the functional heads who are members of the Company's management team. The newly appointed Executive Directors attended a two-day course on their role and responsibilities as Directors shortly after their appointment.

        A programme of continuous training is provided for the Directors. Periodically the Board meets at the site of one of the Group's assets and briefings are also given at Board meetings on particular parts of the business, including regional and functional reviews. Directors are also kept informed of changes to the regulatory regime such as the revised Combined Code, new institutional investor guidelines and the US Sarbanes-Oxley Act. All of the Directors have access to the advice and services of the Company Secretary and also to external independent advice should they so wish.

        The Company has in place appropriate insurance cover in respect of legal action against its Directors.

Operation of the Board

        The Board has responsibility for defining strategy, ensuring the successful implementation of approved projects proposals and for the financial policies of the Group. It also reviews the risk policies and profile of the Group. It maintains a schedule of all matters requiring specific Board approval. Throughout 2004 this included all strategy decisions and significant capital investment proposals and acquisitions. The Board receives information on capital expenditure projects and investment proposals in advance of Board meetings, as well as management reports on the operational and financial performance of the business. Financial performance is monitored on a monthly basis and the overall performance of the Group is reviewed against approved budgets. At least once a year, the CEO presents a corporate strategy plan to the Board for review and approval. Each investment decision is made in the context of this plan.

        The Board has established business values and standards for the Company, which provide a framework for the Company to balance the interests of all its stakeholders in the conduct of its business. The Company's Code of Business Conduct has been formally adopted by the Board and is set out on the Company's website. This code includes a whistle blowing procedure.

        In respect of Board performance for 2004, a questionnaire on Board performance was circulated to each Director and was initially discussed by the Executive Directors with the Chairman and the Company Secretary as a group and by the Non-Executive Directors with the Chairman and the Company Secretary as a separate group. The results of the discussions were then evaluated by the Board as a whole. Overall this evaluation confirmed that the Directors considered that the Board and its Committees worked effectively. As part of the review the Board agreed to increase the number of Remuneration Committee meetings for 2005. The contribution by individual Directors to Board and Committee meetings was considered to be high.

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

        In addition to his role as Chairman of the Company, Sir Neville Simms was Chairman of Carillion plc during 2004. The Board believes this does not compromise his role as Chairman of the Company.

        Philip Cox is also a Non-Executive Director of Wincanton plc. His remuneration from this role is retained by him. His remuneration for the year ended 31 March 2004 was £28,000.

Non-Executive Directors and their function

        Through membership of the Board Committees, the Non-Executive Directors have responsibilities for ensuring that systems of internal control and risk management are appropriate and effective; managing the relationship with the external auditors; evaluating the performance of management in meeting targets and objectives; setting the remuneration of Executive Directors; appointing Executive Directors; and planning senior management succession.

Board Committees

        The Company has established the following committees: the Audit Committee, the Remuneration Committee and the Appointments Committee. No person other than the Committee members is entitled to attend the meetings of these committees, except at the invitation of the Committee. The full terms of reference for each Committee are available on the Company's website: www.ipplc.com.

Audit Committee

        The Committee selects and fixes the remuneration of the external auditors and reviews the effectiveness of the external audit process. The Committee also ensures policies and procedures are in place to ensure that the external auditors remain independent. In addition to reviewing the Group's accounts, results announcements, risk management and accounting policies, the Committee monitors the effectiveness of internal control systems for the Board. The Committee monitors the work of the internal audit function and its progress against the Group's annual internal audit plan, and also reviews reports from the external auditors.

        The Audit Committee is comprised of all the independent Non-Executive Directors of the Company and the Chairman. The Audit Committee Chairman is Tony Isaac, who is a Fellow of the Chartered Institute of Management Accountants and, before becoming Chief Executive of The BOC Group plc, was its Group Finance Director. The Company Secretary acts as secretary to the Committee. During 2004 the Audit Committee met on six occasions, Tony Isaac attended each of these meetings, Sir Neville Simms attended five of these meetings, Adri Baan and Jack Taylor attended four meetings each and Struan Robertson attended two meetings.

        Time is set aside for the Committee to meet the external auditors without executive management present and these sessions have been extended to include the Group's head of internal audit. In addition to the members of the Committee, regular attendees at the Audit Committee meetings included representatives of the external auditors, the CEO, the Chief Financial Officer (CFO), other Executive Directors, the head of financial reporting and the head of internal audit.

Remuneration Committee

        The Remuneration Committee is responsible for monitoring the performance of the Executive Directors of the Company against targets, and making recommendations to the Board on remuneration.

        The Committee comprises all of the independent Non-Executive Directors of the Company and the Chairman. The Chairman of the Committee is Adri Baan. The head of human resources at International Power acts as secretary to the Committee. During 2004 the Remuneration Committee met on two occasions. Sir Neville Simms, Adri Baan and Jack Taylor attended each of these meetings whilst Tony Isaac and Struan Robertson both attended one meeting.

Appointments Committee

        The Appointments Committee is responsible for matters of management succession and the identification and appointment of Directors. The Committee is comprised of the Chairman and all of the independent Non-Executive Directors of the Company. The Chairman of the Committee is Sir Neville Simms. The head of human resources also acts as secretary to the Committee. During 2004, the Committee met on one occasion. Sir Neville Simms, Adri Baan, Tony Isaac and Jack Taylor attended this meeting.

        When reviewing candidates for the appointment of the new Non-Executive Director, the Appointments Committee prepared a description of the role and capabilities required for the appointment and instructed Spencer Stuart, external search consultants. The appointment of Struan Robertson was made following full evaluation of available and suitable candidates, after taking into account their past experience, their personal achievements and other factors such as their knowledge and experience of the energy industry and the business environment of International Power.

Relations with shareholders

        The Board is accountable to shareholders for the performance and activities of the Group. International Power ensures that its AGM provides shareholders with an opportunity to receive comprehensive information on all aspects of the Group's business activities and to question senior management about business issues and prospects.

        All proxy votes are counted and the level of proxy votes lodged for each resolution is reported at the AGM. In line with best practice, the Company aims to ensure that the notice of AGM and the annual report are sent to shareholders at least 20 working days before the AGM.

        International Power also runs, within the terms of the regulatory framework, frequent contact programmes with industry analysts and institutional investors to discuss matters of strategy and financial performance. Contact is made principally by the CEO and the CFO. On issues of major importance the Chairman communicates with major shareholders. The Senior Independent Non-Executive Director (Tony Isaac) is also available as an alternative point of contact if shareholders have concerns over the Chairman's performance or where contact with the Chairman would be inappropriate. At each Board meeting an update is given on movements in major shareholdings and on contact programmes between the Executive Directors and institutional shareholders. Reports issued by financial analysts on the Company are circulated to Board members. These summaries and reports enable the Directors to gain an understanding of the views and opinions of those with an interest in the Company.

        All results presentations and stock exchange announcements are available to shareholders on the Company's website, www.ipplc.com.

Accountability and audit

        The Board is mindful of its responsibility to present a balanced and understandable assessment of International Power's financial position and prospects, both to investors and regulatory authorities. The annual report, preliminary, interim and quarterly results announcements are the principal means of achieving this objective.

        An explanation of the respective responsibilities of the Directors and external auditors in connection with the financial statements is set out on pages F-2 to F-4 of our consolidated financial statements.

        The Audit Committee approves all non-audit services provided by the external auditor to ensure that the objectivity and independence of the external auditor is not compromised. In line with the requirements of the Sarbanes-Oxley Act, our procedures specify the services from which the external auditor is excluded and the approval process for all other services.

Internal control

        The Board has responsibility for the Group's system of internal control and for monitoring and reviewing its effectiveness. Systems are in place to meet the requirements of the Combined Code and Turnbull Guidance and procedures and systems are being implemented to ensure compliance with the requirements of the Sarbanes-Oxley Act.

        Any system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. The system can only provide reasonable, and not absolute, assurance against material financial misstatement or loss. The principal features of the Group's systems of internal control are:

Control environment

        The Board encourages a culture of integrity and openness. The Company has an organisation structure with clear lines of accountability and authority across its worldwide operations, supported by appropriate reporting procedures. Each of the regional businesses is accountable to the CEO and is managed within the strategic guidelines and delegated authorities adopted by the Board. An executive management team chaired by the CEO and comprising the Executive Directors, regional directors and functional heads meets regularly to discuss issues facing the Group.

Control procedures

        Control procedures have been established in each of the Company's operations to safeguard the Group's assets from loss or misuse and to ensure appropriate authorisation and recording of financial transactions. All acquisition and investment decisions are subject to disciplined investment appraisal processes. Risk management procedures are in place for the Company's operations, including its energy marketing and trading activities, which are overseen by the Global Commodities Risk Committee, which comprises executive and senior management, and is chaired by the global risk manager. The Group treasury function operates under defined policies and the oversight of the Treasury Committee, chaired by the CFO.

Performance reporting and information

        Corporate plan: Executive management submits an annual corporate plan to the Board for approval. The plan for each business unit is the quantified assessment of its planned operating and financial performance for the next financial year, together with strategic reviews for the following four years. Group management reviews the plans with each operational team. The individual plans are based on key economic and financial assumptions and incorporate an assessment of the risk and sensitivities underlying the projections.

        Performance monitoring: Monthly performance and financial reports are produced for each business unit, with comparisons to budget. Reports are consolidated for overall review by executive management, together with forecasts for the profit and loss account and cash flow. Detailed reports are presented to the Board on a regular basis.

        Performance review: Each business unit is subject to performance reviews with Group management regularly during the year. Actual results and forecasts for the year are compared to budget. Key operational and financial results are reviewed together with the risk profile and business environment of the reporting unit.

        Investment projects: These are subject to formal review and authorisation procedures with designated levels of authority, including a review by an investment appraisal committee chaired by the CEO and comprising the Executive Directors and senior managers. Major projects are subject to Board review and approval.

Risk identification and management

        There is a continuous process for identifying, evaluating and managing the key risks faced by the Company. Activities are co-ordinated by the Risk Committee, which is chaired by the CFO, and has responsibility, on behalf of the Board, for ensuring the adequacy of systems for identifying and assessing significant risks, that appropriate control systems and other mitigating actions are in place, and that residual exposures are consistent with the Company's strategy and objectives. Assessments are conducted for all material entities. As part of the annual business planning process, the key risks associated with achievement of the business' principal objectives are identified and their impact quantified. During the year, significant changes in the risk profile are highlighted through the business performance reports. The principal risks are reviewed by the Risk Committee, which provides reports to the Board and the Audit Committee.

Energy marketing and trading

        The objective of our energy marketing and trading operations is to maximise the return from the purchase of fuel and the sale of the associated output. For each of the businesses that operate in merchant energy markets, local risk committees have been established to oversee the management of the market, operational and credit risks arising from the marketing and trading activities. The committees are made up of the trading manager, global and local risk managers, Directors and senior managers.

        We hedge our physical generating capacity by selling forward our electrical output, and purchasing our fuel input, as and when commercially appropriate and within approved control limits. This is accomplished through a range of financial and physical products. Our limited proprietary trading operations use similar methods.

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

Monitoring

        The Board reviews the effectiveness of established internal controls through the Audit Committee which receives reports from management, the Risk Committee, the Group's internal audit function and the external auditors on the systems of internal control and risk management arrangements.

        Internal audit reviews the effectiveness of internal controls and risk management through a work programme which is based on the Company's objectives and risk profile and is agreed with the Audit Committee. Findings are reported to operational and executive management, with periodic reporting to the Audit Committee.

        Business unit managers provide annual self-certification statements of compliance with procedures. These statements give assurance that controls are in operation and confirm that programmes are in place to address any weaknesses in internal control. The certification process embraces all areas of material risk. Internal audit reviews the statements and reports any significant issues to the Audit Committee.

Compliance with the Combined Code

        There were three areas where the Board was not fully compliant with the requirements of the revised Combined Code throughout 2004. Until 1 October 2004 there was a majority of Executive Directors over the Non-Executive Directors. This was due to the appointment of two new Executive Directors on 1 January 2004. At that time the Board considered it appropriate to strengthen the base of the executive team. In response to these appointments the Board sought the appointment of an additional independent Non-Executive Director and appointed Struan Robertson to the Board on 1 October 2004.

        Throughout 2004, the Chairman of the Board, Sir Neville Simms, was a member of both the Audit and Remuneration Committees. The Chairman of each of these committees is an independent Non-Executive Director and there are at least two other independent Non-Executive Directors as members of each of the committees. Therefore Sir Neville Simms was not in a position to exert any control over the affairs of the respective committees. Due to Sir Neville Simms' role in communicating with institutional shareholders on remuneration matters and the importance of the Audit Committee in reviewing the financial statements and the internal controls of the Company, the Board considered it appropriate for the Chairman to sit on each of the Remuneration Committee and the Audit Committee.

        The Senior Independent Director did not have any direct communication with institutional investors, primarily to avoid potential confusion over channels of communication. To date, no institutional shareholder has requested such communication.

        In all other respects, the Company has complied with the provisions of the Combined Code throughout the period of the review.

US corporate governance compliance

        The Company has securities registered in the US and, as a result, it is required to comply with those provisions of the Sarbanes-Oxley Act 2002 (the Act) as it applies to foreign private issuers. The Board continues to monitor the new rules arising from the Act and arrangements are also being developed to ensure that the Company will be able to report on its systems of internal controls over financial reporting as required for the year ending 31 December 2006.

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

        The Committee makes recommendations to the CEO, the CFO and the executive management on the adequacy of processes to permit the signing of certifications required by the Act. The Committee also reviews the Group's compliance with the requirements of the Act.

        In November 2003, the SEC approved changes to listing standards of the New York Stock Exchange (NYSE) related to the corporate governance practices of listed companies. Under these rules, listed foreign private issuers, such as International Power, must disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards. There are no significant differences in the corporate governance practices undertaken by International Power as compared to those followed by US domestic companies under the NYSE standards. Under the terms of the NYSE rules, Sir Neville Simms is deemed to be an independent Director as all the payments he receives from the Company are in respect of Directors' fees and therefore his membership of the Audit and Remuneration Committees is in accordance with the requirements of the NYSE corporate governance rules. The terms of reference of the Appointments Committee only relate to succession issues rather than corporate governance principles, which are currently reserved to the Board as a whole.

Directors' and Executive Officers' Interests

        As of 2 June 2005 (the latest practicable date prior to the publication of this annual report) the Directors and their immediate families had the beneficial interests in our ordinary shares shown in the table below (including options and awards over), such interests being those: (1) which are required to be notified by each Director to us pursuant to section 324 or 328 of the Companies Act; or (2) which are required pursuant to section 325 of the Companies Act to be shown by the Register of Directors' interests maintained under section 325 of the Companies Act or which are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed above, and the existence of which is known to or could, with reasonable diligence, be ascertained by that Director.

Director	International Power Ordinary Shares Number
Sir Neville Simms	179,220
Philip Cox	173,360
Mark Williamson	105,818
Steve Riley	83,147
Tony Concannon	62,557
Adri Baan	38,801
Tony Isaac	25,501
Jack Taylor	16,549
Struan Robertson	3,214
Bruce Levy	15,000

        None of the Directors has any non-beneficial interest in any of our ordinary shares.

        Save as set out in the table above, under the section entitled "Current Board of Directors" and "Options to Purchase our Securities", no Director nor any person connected with a Director as aforesaid has at the date of this document or is expected to have any interest in our share capital.

Compensation of Directors and Officers

        The table below shows the aggregate remuneration of our Directors for the year ended 31 December 2004 and compares it with the figures for the year ended 31 December 2003.

  2004 Directors' remuneration and interests

  Directors' aggregate remuneration

        The table below shows the aggregate remuneration of the International Power plc Directors for the year ended 31 December 2004.

	Salary	Fees	Performance related bonus— cash	Performance related bonus— shares	Payment in lieu of pension	Other benefits	Aggregate remuneration year to 31 December 2004	Aggregate remuneration year to 31 December 2003
	£	£	£	£	£	£	£	£
Sir Neville Simms(3)	—	210,000	—	—	—	—	210,000	192,500
Philip Cox(4)	475,000	—	142,500	254,363	91,675	15,863	979,401	610,021
Mark Williamson(5)	250,000	—	75,000	133,875	54,862	13,122	526,859	20,499
Tony Concannon(6)	235,000	—	70,500	125,843	—	89,243	520,586	—
Steve Riley(7)	235,000	—	70,500	125,843	—	124,836	556,179	—
David Crane	—	—	—	—	—	—	—	582,925
Tony Isaac(1)	—	50,000	—	—	—	—	50,000	42,500
Adri Baan(1)	—	45,000	—	—	—	—	45,000	37,500
Jack Taylor(1)	—	40,000	—	—	—	—	40,000	35,000
Struan Robertson(1)	—	10,000	—	—	—	—	10,000	—
Peter Giller(2)	—	—	—	—	—	—	—	100,000

Total	1,195,000	355,000	358,500	639,924	146,537	243,064	2,938,025	1,620,945

(1)
The International Power plc Non-Executive Directors' basic fee, which covers Board membership (i.e. attendance at Board meetings, general duties as Directors, and their membership of Board Committees) is £40,000. In addition, Tony Isaac receives an additional fee of £5,000 per annum for his role as Senior Independent Director. Tony Isaac also receives £5,000 per annum for his role as Chairman of the Audit Committee, and Adri Baan receives an additional fee of £5,000 per annum for his role as Chairman of the Remuneration Committee. Struan Robertson joined the Company on 1 October 2004.

(2)
As part of Peter Giller's role as Deputy Chairman and Non-Executive Director, he received a fee of £100,000. This arrangement terminated on 31 December 2003.

(3)
Sir Neville Simms' fee is £210,000 per annum.

(4)
Philip Cox was appointed Chief Executive Officer on 11 December 2003. His salary is included in the above table. The Payment in lieu of pension detailed in the above table sets out the contributions made to Philip Cox's Death in Service insurance premium and Funded Unapproved Retirement Benefits Scheme. He also received a company car allowance and private medical insurance, both of which are included in Other benefits. The value of the Performance related bonus shares in the above table has been calculated using a share price of 178.50p (being the mid-market quoted price for 9 March 2005).

(5)
Mark Williamson was appointed an Executive Director on 11 December 2003. His salary is included in the above table. The Payment in lieu of pension detailed in the above table sets out the contributions made to his Death in Service insurance premium and Funded Unapproved Retirement Benefits Scheme. He also received a company car allowance and private medical insurance, both of which are included in Other benefits. The value of the Performance related bonus—shares in the above table has been calculated using a share price of 178.50p (being the mid-market quoted price for 9 March 2005).

(6)
Tony Concannon was appointed an Executive Director on 1 January 2004. His salary is included in the above table. He also received a company car allowance and private medical insurance, both of which are included in Other benefits. Also included in Other benefits is the value of his relocation and expatriate support. The value of the Performance related bonus-shares in the above table has been calculated using a share price of 178.50p (being the mid-market quoted price for 9 March 2005).

(7)
Steve Riley was appointed an Executive Director on 1 January 2004. His salary is included in the above table. He also received a company car allowance and private medical insurance, both of which are included in Other benefits. Also included in Other benefits is the value of his relocation and repatriation support. The value of the Performance related bonus-shares in the above table has been calculated using a share price of 178.50p (being the mid-market quoted price for 9 March 2005).

Summary of emoluments and benefits

					9 months ended 31 December
	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
					2000
	£000	£000	£000	£000	£000
Aggregate emoluments	2,938	1,621	1,565	1,747	2,041
Termination payments	—	—	404	—	1,805
Performance Share Plan	—	—	—	—	—
Long-Term Incentive Plan	—	—	—	—	—

Highest paid Director

        The aggregate emoluments of the highest paid Director, Philip Cox, were £979,401, (year ended 31 December 2003: Philip Cox £610,021; year ended 31 December 2002: Peter Giller £675,843).

Board of Directors

        The intention of the Board is to align the interests of Directors and, through the employee share plans, employees with those of shareholders. In particular, the 2002 Performance Share Plan and Executive Share Option Scheme, both approved by shareholders at the 2002 AGM, (the "Long Term Incentive Plans") in which the Executive Directors participate are designed to unite and incentivise Executive Directors to achieve defined performance conditions over the three-year life of each award. The Demerger Long Term Incentive Plan ceased operation on 2 October 2003, and no awards were made in 2004 under this Plan. In 2003 the Company introduced two new areas of remuneration policy for Executive Directors and senior managers related to paying bonuses in shares and share retention, both of which are detailed in this report.

        Non-Executive Directors are appointed on a three year fixed term, annual fixed fee basis. Struan Robertson was appointed as a Non-Executive Director on 1 October 2004.

        Philip Cox's employment can be terminated by us giving not less than 12 months' notice, or automatically on reaching his 60th birthday. We may terminate Philip Cox's employment immediately without notice, provided we make a lump sum payment equivalent to 125% of prevailing annual salary for the notice period forgone. Philip Cox may terminate his employment by giving not less than six months' notice. The date on which this contract was entered into was 25 February 2003.

        Mark Williamson (appointed a Director on 11 December 2003), Steve Riley and Tony Concannon (appointed Directors on 1 January 2004) have service contracts which are subject to 12-months' notice by the Company. For termination by the Company, an Executive Director may receive a payment of 125% of annual basic salary (which includes the 12-months' notice) which will be paid on a monthly basis until the Executive Director secures alternative employment, up to a maximum of 12 monthly payments. The date upon which these contracts were entered into was 23 February 2004.

        Each of the Executive Directors' salaries will be reviewed annually by the Board, effective from 1 January.

        In 2004, Philip Cox was entitled to participate in annual bonus arrangements providing a maximum of 60% of basic salary for exceptional performance exceeding the objectives determined by the Remuneration Committee.

        In order to increase the share ownership of Executive Directors and senior management, and to further increase the alignment of remuneration package to shareholder return, the bonus award for this period has been made part in cash and part in shares. As part of the new share retention arrangements introduced in 2003, these shares (less a proportion of the shares sold to meet taxation liabilities) are required to be held until January 2007. An Executive Director may dispose of these shares prior to January 2007 if his total beneficial interest in the shares of the Company is equal to or greater than 100% of his base salary. It is intended that the bonuses payable for the performance year 2005 will also be paid part in cash and part in shares, subject to the above retention arrangements.

        Each of the Executive Directors is also entitled to participate in the Long Term Incentive Plans and the "Save As You Earn" Plan, as described below, subject to meeting the eligibility criteria.

        Each of the Executive Directors are provided with a motor car allowance under our existing motor car arrangements and membership of our health care plan and medical screening plan. We have a travel insurance policy which includes personal accident insurance. These arrangements apply to Executive Directors.

        Sir Neville Simms was appointed our Chairman on 2 October 2000. We last increased the fees of our Chairman and Non-Executive Directors on 1 July 2003. In order to receive the increased level of fees, the Chairman and Non-Executive Directors have committed to use the net value of the increase, each year, to purchase International Power shares. In addition, as part of the shareholding requirement introduced in 2003, they will also be required to hold these shares until their appointment terminates. Under the terms of this increase the Chairman is paid £210,000 per annum (plus reasonable expenses). He is required to devote approximately 100 days per annum to the performance of his duties. His appointment continues to our AGM held following his 65th birthday in 2010, unless terminated by us for good cause or by either party on giving the other not less than one year's notice in writing. The Non-Executive Directors do not have agreements providing for compensation in the event of early termination of their appointment.

        The date of expiry of the current terms of appointment for each of the Non-Executive Directors and their current fees are as follows:

	Expected expiry of current terms	Total fees and other benefits
		(£)
Non-Executive Directors
Sir Neville Simms(1)	—	210,000
Adri Baan	Until the 2006 AGM	45,000
Tony Isaac	Until the 2006 AGM	50,000
Jack Taylor	31 December 2005	40,000
Struan Robertson	Until the 2008 AGM	10,000

(1)
Sir Neville Simms' contract can be terminated on 12 months' written notice by either party, or automatically at the 2010 AGM following his 65th birthday.

Employee Share Plans

        We have in place a number of share-based plans under which employees of the Group and its subsidiary companies may acquire Ordinary Shares in International Power plc. These plans form an integral part of the Group's strategy to provide appropriate reward and retention strategies for employees, to align employee and shareholder interests through incentive targets based on clear operational and financial criteria and to recruit, motivate and retain employees.

        These employee share plans are:

  •
  the 2002 Performance Share Plan (an annual plan open to Executive Directors and a small number of senior managers)

  •
  the International Power Approved Executive Share Option Scheme (a discretionary plan open to selected UK resident employees)

  •
  the International Power Unapproved Executive Share Option Plan (a discretionary plan for selected UK-based employees)

  •
  the Global Executive Share Option Plan (a discretionary plan for executives resident outside of the UK)

  •
  the International Power Sharesave Plan (open to all UK resident employees)

  •
  the International Power Global Sharesave Plan (open to employees in certain jurisdictions outside of the UK).

        All of the listed plans are currently in operation.

        Executive Share Options have been granted to executives in five countries outside the UK and the Global Sharesave Plan is now in operation in four countries outside the UK. As the Group continues to grow and employee numbers continue to increase, we anticipate that the extension of share plans to overseas jurisdictions will continue apace.

        Executive Directors (Philip Cox, Mark Williamson, Tony Concannon, Steve Riley and Bruce Levy) participate in the 2002 Performance Share Plan, the Approved and Unapproved Executive Share Option Plans and the International Power Sharesave Plan.

        The vesting of any awards made under the 2002 Performance Share Plan and the ability to exercise options granted under the Approved and Unapproved Executive Share Option Plans and the Global Executive Share Option Plan are all subject to the satisfaction of performance conditions. Information on the relevant performance conditions for each award or option grant under each plan is given in the Directors' remuneration report. The exercise of options under the Sharesave Plan is not subject to any performance condition.

        Following the Rights Issue, the Remuneration Committee, in accordance with the plan rules, adjusted the number of options and shares under the above plans, the option prices, and the associated performance conditions. All the details referred to in the remuneration report reflect these adjustments.

Options to Purchase Our Securities

Summary of Outstanding Options

        The table below sets forth options to purchase our ordinary shares outstanding as of 2 June 2005 (the latest practicable date prior to the printing of this document):

Plan	Grant Date	Exercise Dates	Issuable Ordinary Shares	Exercise Price per Ordinary Share (p)
Approved Executive Plan	3 October 2000	2003–2010	376,351	277.55
	22 March 2001	2004–2011	526,293	209.22
	19 September 2001	2004–2011	55,854	193.19
	24 May 2002	2005–2012	713,016	174.50
	10 March 2003	2006–2013	1,442,510	62.32
	2 March 2004	2007–2014	623,825	123.53
Unapproved Executive Plan	3 October 2000	2003–2010	2,197,730	277.55
	22 March 2001	2004–2011	1,323,284	209.22
	19 September 2001	2004–2011	130,343	193.19
	24 May 2002	2005–2012	3,039,853	174.50
	10 March 2003	2006–2013	8,814,930	62.32
	2 March 2004	2007–2014	6,064,981	123.53
Global Executive Share Plan	10 March 2003	2006–2013	630,616	62.32
	2 March 2004	2007–2014	285,841	123.53
Executive Share Option Plan	13 December 1995	1998–2005	294,581	272.55
	23 December 1996	1999–2006	416,298	287.76
	2 December 1997	2000–2007	499,572	343.73
	1 December 1998	2001–2008	712,903	313.92
Global Sharesave Plan	17 January 2003	2006	820,880	70.33
	17 January 2003	2008	736,328	70.33
	3 October 2003	2006	115,719	97.93
	3 October 2003	2008	124,941	97.93
Sharesave Plan	18 April 2001	2006	10,082	167.37
	11 October 2001	2004	6,528	178.06
	11 October 2001	2006	6,631	178.06
	1 October 2002	2005	1,088,256	80.12
	1 October 2002	2007	2,673,050	80.12
	3 October 2003	2006	119,227	97.93
	3 October 2003	2008	72,817	97.93

        The table below sets forth the awards we made to our Executive Directors as part of our 2002 Performance Share Plan as of 31 December 2004.

	No. of shares under award as at 1 January 2004	Conditional awards made during the year	Date of award	Market value of an Ordinary Share as at date of award (pence)	End of performance period	No. of shares under award as at 31 December 2004
Philip Cox	926,220	—	24 May 2002	174.50p	31 December 2004	167,051
		—	10 March 2003	62.32p	31 December 2005	759,169
		384,529	2 March 2004	123.53p	31 December 2006	384,529

Total	926,220	384,529				1,310,749

Mark Williamson	134,579	—	24 May 2002	174.50p	31 December 2004	35,415
		—	10 March 2003	62.32p	31 December 2005	99,164
		202,384	2 March 2004	123.53p	31 December 2006	202,384

Total	134,579	202,384				336,963

Tony Concannon	92,276	—	24 May 2002	174.50p	31 December 2004	24,282
		—	10 March 2003	62.32p	31 December 2005	67,994
		190,240	2 March 2004	123.53p	31 December 2006	190,240

Total	92,276	190,240				282,516

Steve Riley	120,113	—	24 May 2002	174.50p	31 December 2004	31,608
		—	10 March 2003	62.32p	31 December 2005	88,505
		190,240	2 March 2004	123.53p	31 December 2006	190,240

Total	120,113	190,240				310,353

        In addition to the awards listed above, on 11 March 2005 we made further conditional awards to our Executive Directors as shown below:

	Conditional awards made 11 March 2005	Market value of an Ordinary Share as at date of award (pence)	End of performance period
Philip Cox	292,887	179.25	31 December 2007
Mark Williamson	172,942	179.25	31 December 2007
Steve Riley	158,995	179.25	31 December 2007
Tony Concannon	158,995	179.25	31 December 2007
Bruce Levy	158,995	179.25	31 December 2007

Summary of Directors' Options under the Executive Share Options Plans

        The table below sets forth the awards we made to certain of our Directors under both the Approved and Unapproved Executive Share Option Plans as of 31 December 2004.

	No. of shares under option as at 1 January 2004		Granted/ (lapsed) during the year		Exercise price per share	Exercise period from	Exercise to period	No. of shares under option as at 31 December 2004
Philip Cox	17,191	(1)			174.50	24.05.2005	24.05.2012	17,191
	149,859	(2)			174.50	24.05.2005	24.05.2012	149,859
	561,616	(2)			62.32	10.03.2006	10.03.2013	561,616
			384,529	(2)	123.53	02.03.2007	02.03.2014	384,529

Total	728,666		384,529					1,113,195

Mark Williamson	5,403	(1)			277.55	02.10.2003	02.10.2010	5,403
	30,624	(2)			277.55	02.10.2003	02.10.2010	30,624
	7,168	(1)			209.22	22.03.2004	22.03.2011	7,168
	16,728	(2)			209.22	22.03.2004	22.03.2011	16,728
	35,415	(2)			174.50	24.05.2005	24.05.2012	35,415
	99,164	(2)			62.32	10.03.2006	10.03.2013	99,164
			202,384	(2)	123.53	02.03.2007	02.03.2014	202,384

Total	194,502		202,384					396,886

Tony Concannon	6,770	(2)(3)	(6,770)		299.31	30.11.1997	30.11.2004	—
	7,189	(2)			287.76	23.12.1999	23.12.2006	7,189
	6,950	(2)			343.73	02.12.2000	02.12.2007	6,950
	7,873	(2)			313.92	01.12.2001	01.12.2008	7,873
	3,377	(1)			277.55	02.10.2003	02.10.2010	3,377
	19,139	(2)			277.55	02.10.2003	02.10.2010	19,139
	4,480	(1)			209.22	22.03.2004	22.03.2011	4,480
	10,455	(2)			209.22	22.03.2004	22.03.2011	10,455
	6,447	(1)			174.50	24.05.2005	24.05.2012	6,447
	17,835	(2)			174.50	24.05.2005	24.05.2012	17,835
	67,994	(2)			62.32	10.03.2006	10.03.2013	67,994
	190,240	(2)	123.53		02.03.2007	02.03.2014	190,240

Total	158,509		183,470					341,979

Steve Riley	12,722	(2)			272.55	13.12.1998	13.12.2005	12,722
	12,302	(2)			287.76	23.12.1999	23.12.2006	12,302
	12,001	(2)			343.73	02.12.2000	02.12.2007	12,001
	13,904	(2)			313.92	01.12.2001	01.12.2008	13,904
	5,674	(1)			277.55	02.10.2003	02.10.2010	5,674
	32,155	(2)			277.55	02.10.2003	02.10.2010	32,155
	6,810	(1)			209.22	22.03.2004	22.03.2011	6,810
	18,282	(2)			209.22	22.03.2004	22.03.2011	18,282
	31,608	(2)			174.50	24.05.2005	24.05.2012	31,608
	88,505	(2)			62.32	10.03.2006	10.03.2013	88,505
			190,240	(2)	123.53	02.03.2007	02.03.2014	190,240

Total	233,963		190,240					424,203

(1)
Approved Executive Share Options

(2)
Unapproved Executive Share Options

(3)
Lapsed on 30 November 2004

        In addition to the awards listed above, on 11 March 2005 we made further awards to our Executive Directors as shown below:

	Number of shares under option as at 11 March 2005	Exercise price per share (pence)	Exercise period from	Exercise period to
Philip Cox	292,887	179.25	11 March 2008	11 March 2015
Mark Williamson	172,942	179.25	11 March 2008	11 March 2015
Steve Riley	158,995	179.25	11 March 2008	11 March 2015
Tony Concannon	158,995	179.25	11 March 2008	11 March 2015
Bruce Levy	158,995	179.25	11 March 2008	11 March 2015

Summary of Directors' Options under the Sharesave Plan

        As of 2 June 2005 (the latest practicable date prior to the printing of this annual report), our Directors held options to purchase an aggregate of 53,520 ordinary shares.

	Grant Date	No. of shares under option	Exercise Price per share	Exercise period from	Exercise period to
P G Cox	1 October 2002	20,499	80.12p	24 December 2007	24 June 2008
M D Williamson	1 October 2002	11,793	80.12p	24 December 2005	24 June 2006
S Riley	1 October 2002	11,793	80.12p	24 December 2005	24 June 2006
A P Concannon	1 October 2002	9,435	80.12p	24 December 2005	24 June 2006

Total		53,520

Gains made on Directors' Share Options

        In the financial period ended 31 December 2004, no Directors exercised share options, therefore no gains were realised.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

        As at 2 June 2005 (the latest practicable date prior to the publication of this document) the following persons had notified the company of the following interests in 3% or more of our issued share capital pursuant to the Companies Act 1985:

	Number of Ordinary Shares		Percentage of Issued Share Capital
Name
Legal and General Investment Management Limited	44,525,820	(1)	4.02%(2)
Standard Life Investments	44,273,403	(1)	3.01%(2)
AXA	39,905,357	(1)	3.57%(2)

(1)
Announced Pre Rights Issue.

(2)
Percentage figure relates to issued share capital Pre Rights Issue.

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

        As of 2 June 2005, the total amount of our voting securities owned by our Directors and executive officers as a group was 726,595 shares, or 0.049% of the issued share capital. For a table showing the amount of our ordinary shares owned by our Directors and executive officers on an individual basis, see "Item 6. Directors Senior Management and Employees—Directors' and Executive Officers' Interests".

        Other than as set forth in "Current Directors", none of our Directors or executive officers has or have any non-beneficial interest in any of our ordinary shares.

Number of US Holders

        On 2 June 2005 (the latest practicable date prior to the publication of this document) there were 786 registered holders of 238,660 of our shares with addresses in the United States, and 9 registered holders of 1,048,060 of our registered ADSs (equivalent to 10,480,600 ordinary shares), whose combined holdings constituted approximately 0.072% of our total issued share capital. Some of our shares are held by brokers and other nominees (in the form of our shares), and as a result the above numbers may not be representative of the actual number of beneficial holders or of the number of our shares beneficially held by persons in the United States.

Related Party Transactions

        During the last three financial years, neither we nor any of our subsidiaries has been, or is now, a party to any material transaction or proposed transaction in which any Director, any other executive officer, any spouse or other relative of any of the foregoing, or any relative of such spouse, has or was to have a direct or indirect material interest.

        For further information on related party transactions, see page F-64 of our audited consolidated financial statements.

Item 8.    Financial Information

Consolidated Statements and Other Financial Information

        See "Item 17. Financial Statements" for our audited consolidated financial statements filed as part of this annual report.

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

	Ordinary Shares			ADSs
Calendar Year	High p	Low p	Average daily trading volume	High $	Low $	Average daily trading volume
2002
First Quarter	216.50	173.25	9,059,042	30.70	25.24	3,550
Second Quarter	221.00	160.25	8,115,733	31.76	24.95	1,725
Third Quarter	165.00	84.00	11,455,032	25.45	13.35	6,637
Fourth Quarter	106.50	83.50	7,743,650	16.50	13.10	4,723
2003
First Quarter	104.50	70.00	7,246,030	16.77	11.10	2,803
Second Quarter	131.50	84.75	9,336,725	21.97	13.21	2,060
Third Quarter	160.00	127.50	12,451,129	25.57	20.59	4,161
Fourth Quarter	140.00	113.25	10,565,594	23.43	19.40	1,081
2004
First Quarter	147.00	122.25	11,725,602	27.05	21.66	2,716
Second Quarter	154.00	137.75	9,104,300	28.60	24.65	2,300
Third Quarter	147.25	129.75	13,915,100	27.60	24.80	3,300
Fourth Quarter	160.75	148.50	12,352,000	30.85	26.70	5,700
Most Recent 6 months
2004
December	155.50	150.75	6,256,600	30.75	29.74	4,800
2005
January	168.00	153.50	16,573,400	32.20	29.48	5,000
February	179.25	166.50	13,279,300	35.16	31.70	9,200
March	186.00	176.50	16,465,700	36.45	33.31	10,200
April	190.50	178.00	10,202,200	36.95	33.80	8,800
May	193.50	180.50	10,554,900	37.05	34.05	5,800
Five Most Recent Financial Years
9 months ended 31 December 2000	421.00	236.50	6,805,633	65.78	33.00	24,099
Year ended 31 December 2001	327.30	189.50	8,440,012	46.55	27.10	9,913
Year ended 31 December 2002	221.00	83.50	9,114,647	31.76	13.10	4,239
Year ended 31 December 2003	160.00	70.0	9,944,841	25.57	11.10	2,506
Year ended 31 December 2004	160.75	122.25	11,428,900	30.85	21.66	3,600

(1)
On 30 September, the effective date of the demerger, the share price of our registered ADSs opened on the NYSE at $68.50 and the share price of our ordinary shares opened on the London Stock Exchange at 295 pence.

        On 30 April 2005 (the latest practicable date prior to the publication of this document) there were 786 registered holders of 238,660 of our shares with addresses in the United States, and 9 registered holders of 1,048,060 of our registered ADSs (equivalent to 10,480,600 ordinary shares), whose combined holdings constituted approximately 0.072% of our total issued share capital. Some of our shares are held by brokers and other nominees (in the form of our shares), and as a result the above numbers may not be representative of the actual number of beneficial holders or of the number of our shares beneficially held by persons in the United States.

Dividends

        The Board recommended a final dividend for the year ended 31 December 2004 of 2.5p per share. Payment of this dividend, to shareholders registered on the Company share register on 27 May 2005, is expected on 8 July 2005. In the future, the Board expects to propose an annual dividend at the time of our preliminary results, taking into account the outlook for future earnings, free cash flow generation and the investment opportunities available to the Group to deliver further growth and shareholder value.

        For 2005 the Board expects to maintain a dividend pay-out ratio similar to the 30% level provided for the 2004 dividend. We expect then to move progressively towards a pay-out ratio of 40% in the medium-term.

Item 10.    Additional Information

        Our ordinary share capital as at the close of business on 31 December 2004 was as follows:

	Authorised		Issued
	Number	Amount (£)	Number	Amount (£)
Ordinary shares of 50 pence each	2,266,000,000	1,133,000,000	1,473,269,066	736,634,533
Deferred shares of 1 pence each	21	0.21	21	0.21
Special rights redeemable preference share	1	1.00	0	0

        Since 1 January 2005, 109,198 shares have been allotted pursuant to the Company's employee Share Option Schemes for an aggregate consideration of £68,413.

        We have also authorised the allotment of ordinary shares to be issued upon conversion of International Power (Cayman) Limited's 2 per cent. senior convertible notes, International Power (Jersey) Limited's 3.75 per cent. convertible US dollar bonds and upon exercise of outstanding stock options. See "—History of the Share Capital for the Last Three Years" and "Options to Purchase our Securities—Outstanding Options".

History of the Share Capital for the Last Three Years

        As of 31 December 2001, our authorised share capital was £850,000,001.21, consisting of 1,700,000,000 ordinary shares of 50p each (ordinary shares), a Special Share of £1 and 21 deferred shares of 1 pence each. As of 31 December 2001, our issued share capital was £558,779,232, consisting of 1,117,558,463 ordinary shares of 50 pence each and 21 deferred shares of 1 pence each.

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

        Between 1 January 2004 and 31 December 2004, 636,238 shares were allotted under the share option schemes for an aggregate consideration of £450,420.

        Our rights issue closed on 14 September 2004. On 20 September 2004, a total of 365,540,834 ordinary shares were issued at 82 pence per share in a 33 for 100 rights issue. Of the total £285,743,483 raised net of £14,000,000 in expenses, £182,770,417 was credited to share capital and £102,973,066 to the share premium account.

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

        By a special resolution passed on 12 May 2004, shareholders gave authority for the disapplication of the statutory pre-emption provisions of Section 89 of the Companies Act in respect of our ordinary shares having an aggregate nominal value of £27,684,876, this authority expiring at the conclusion of the AGM to be held in 2005.

        By an ordinary resolution passed on 25 November 2004, shareholders gave authority for our authorised share capital to be increased from £850,000,001.21 to £1,133,000,001.21 by the creation of 566,000,000 ordinary shares.

        Save as disclosed above since 31 December 2001 to 30 April 2005 (the latest practicable date prior to the publication of this document) there have been no changes in our issued share capital and no material changes in the issued share capital of any of our subsidiaries other than intra-group issues by wholly-owned subsidiaries, pro rated issues by partly owned subsidiaries or changes in the capital structure of subsidiaries which have remained wholly-owned throughout the period.

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

        The notes are convertible into Preference Shares of Cayman, which are exchangeable for our ordinary shares at a conversion price of £3.00 at any time between 4 January 2001 and 23 November 2005. Each $1,000 principal amount of notes will entitle the holder to convert such principal amount into paid up value of preference shares of Cayman of $1,000. Investors may elect to receive their ordinary shares in the form of American Depositary Receipts. On 24 November 2003, $254 million of the notes were redeemed at the holders option at a redemption price of 107.1% of its principal amount, together with accrued and unpaid interest. The balance of $103 million will remain for a further 2 year period at an effective interest rate of 4.6%. If the conversion option is exercised the "unput' convertible unsecured notes will be redeemable on 24 November 2005 at a redemption price of 112.4% of their principal amount.

        On 26 March 2004, Cayman offered to purchase for cash, on the terms and subject to the conditions set out in an offer document dated 23 March 2004 any and all of the notes. Concurrently with the offer to purchase the notes, Cayman solicited from the holders of the notes consents to certain amendments to the indenture governing the notes and the preference share guarantee relating to the notes. The offer was conditional upon the valid tender of the notes and delivery of related consents of at least a majority of the aggregate principal amount of the outstanding notes not subject to any rights of withdrawal, as well as the execution and delivery of a supplement to the indenture and an amended and restated preference share guarantee. The conditions of the offer were met and, as such, $52,222,000 of notes were tendered leaving $51,280,000 aggregate principal amount of notes outstanding. 3.75% Convertible US Dollar Bonds On 22 August 2003, International Power (Jersey) Limited, a wholly-owned subsidiary company incorporated in Jersey, issued $252.5 million 3.75% convertible notes due 2023, convertible into Preference Shares of International Power (Jersey) Limited at the holder's option, immediately exchangeable for Ordinary Shares of, and unconditionally guaranteed by, International Power plc.

        The notes are convertible into Ordinary Shares of International Power plc at a conversion price of £2.00 at any time between 2 October 2003 and 12 August 2023. Each $1,000 principal amount of notes will entitle the holder to convert into a $1,000 paid up value of Preference Shares of International Power (Jersey) Limited.

        The notes may be redeemed at the holder's option at their principal amount, together with accrued interest, to the date fixed for redemption.

        If the conversion option is not exercised, the convertible unsecured notes will be redeemed on 22 August 2023 at a redemption price equivalent to their principal amount.

Premium on redemption of convertible bonds

        Provision is made for the possible premium on redemption and included within carrying amount of the bonds. At 31 December 2004, the amount accrued was £13 million. The finance cost charged in the profit and loss account comprises the aggregate of the coupon on the convertible unsecured notes and the proportion of the premium on redemption that relates to the financial year.

EME Portfolio Acquisition Agreement

        On 29 July 2004, Edison Mission Energy, or EME, Mission Energy Holdings International, Inc. and nine other wholly owned subsidiaries of Edison Mission Energy, as sellers, and IPM Eagle LLP, or Eagle, which is the limited liability partnership established between International Power plc and Mitsui & Co. Limited, or Mitsui, International Power plc and Mitsui entered into the EME Portfolio Acquisition Agreement, or acquisition agreement, relating to the acquisition of the EME Portfolio. The acquisition agreement provides for the acquisition by Eagle (or its nominee(s)) of all of the issued share capital of MEC International and Rapid Energy, which are the holding companies of the group that owned EME's equity interests in the EME Portfolio. Accordingly, at the closing of the acquisition, Eagle (or its nominee(s)) acquired all of EME's equity interests in the EME Portfolio (subject to the adjustments described below). The acquisition agreement also provides for the acquisition by Eagle (or its nominee(s)) of the benefit of certain amounts owed by the group that owned EME's equity interests in the EME Portfolio to EME and certain of its subsidiaries.

        The obligations of Eagle under the acquisition agreement are guaranteed by International Power and Mitsui on a 70:30 several basis. The final purchase price under the acquisition agreement was $2.0 billion, payable in cash in U.S. dollars at Closing.

        The closing of the acquisition agreement occurred in December 2004. Closing under the acquisition agreement was conditional, amongst other things, on the approval of our shareholders and the receipt of regulatory approvals and project level consents in respect of each of the minimum threshold projects, namely Loy Yang B, Paiton, First Hydro, ISAB and EcoEléctrica, including consents from lenders and, in respect of certain of those projects, the waiver of pre-emptive rights by the other shareholder(s) or partner(s) in such projects.

        The acquisition agreement contains representations, warranties, indemnities and covenants customary for a transaction of this nature. With certain limited exceptions, the warranties and indemnities in respect of certain pre-completion environmental liabilities shall expire on the fourth anniversary of closing, those in respect of pre-completion tax liabilities shall expire 60 days after the expiration of the applicable statutes of limitation and all other warranties shall expire 24 months after closing, unless in any such case notice of a claim shall have been given by such time. The maximum amount recoverable in respect of the warranties (other than those relating to tax) is 30% of the unadjusted aggregate purchase price, with any claims in respect of pre-closing environmental liabilities also being limited to the value attributed to the relevant project in the acquisition agreement. No claims for breach of warranty or in respect of pre-closing environmental liabilities may be brought unless and until the cumulative aggregate amount of all such losses exceeds $20 million and then only to the extent of any excess; in addition, no claim may be asserted in respect of pre-closing environmental liabilities unless and until (i) such $20 million excess has been exhausted and (ii) the amount of all losses in respect thereof in relation to the project in question exceeds $5 million and then only to the extent of any excess and up to the value attributed to the relevant project in the acquisition agreement.

The Rights Issue Underwriting Agreement

        On 30 July 2004, International Power plc and Morgan Stanley Securities Limited, Cazenove and Morgan Stanley & Co. International Limited entered into the Rights Offer Underwriting Agreement, or underwriting agreement, pursuant to which the underwriters agreed, subject to certain conditions, to underwrite the new ordinary shares to be issued pursuant to the rights issue (other than those new ordinary shares in respect of which the Directors have given irrevocable undertakings to take up their rights). The underwriters agreed to use reasonable endeavours to procure subscribers for the new ordinary shares not taken up under the rights issue at a price not less than the issue price for the new ordinary shares and the expenses of the underwriters in procuring such subscribers, failing which the underwriters jointly and severally agreed to subscribe (or procure subscribers) for any such shares at the issue price.

        The Underwriters were entitled to offer any new ordinary shares not taken up under the rights issue (i) within the United States to qualified institutional buyers in private placement transactions not involving a public offering, and (ii) outside of the United States in offshore transactions in accordance with Regulation S under the United States Securities Act of 1933, as amended. In consideration of such underwriting, we agreed to pay the underwriters a commission of 0.5% of the total value at the issue price of the number of underwritten new ordinary shares in respect of the first 42 days from the date of the underwriting agreement, a further commission of 0.5% of the total value at the issue price of the number of underwritten new ordinary shares for each additional period of seven days (or part thereof) after the expiry of the initial period of 42 days, a further commission, in our absolute discretion, of 0.5% of the aggregate value at the issue price of the number of underwritten new ordinary shares and a further commission of 2% of the total value of the underwritten new ordinary shares at the issue price upon the obligations of the underwriters under the underwriting agreement becoming unconditional in all respects (which occurred on 23 August 2004).

        The underwriting agreement contains standard warranties and indemnities for underwriting agreements of this nature given by us to the underwriters, including indemnification for liabilities under the United States Securities Act of 1933. There are no time or value limits on claims under the warranties and indemnities.

Exchange Controls

        There are no governmental laws, decrees or regulations that restrict or that affect the export or import of capital, including, but not limited to foreign exchange capital restrictions, or that affect the remittance of dividends or other payments to non-resident holders of our securities.

Taxation

        The following is a summary of the material US federal income tax consequences of the ownership and disposition of ordinary shares or ADSs by a US Holder (as defined below) that holds the ordinary shares or ADSs as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on the ownership or disposition of ordinary shares or ADSs by particular investors and does not address state, local, foreign or other tax laws. In particular, this summary does not address US federal income tax considerations applicable to investors that own (directly or indirectly) 10% or more (by vote or value) of our voting stock, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as financial institutions, banks, insurance companies, certain U.S. expatriates, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, regulated investment companies, tax-exempt organisations, dealers in securities or currencies, securities traders that elect mark-to-market tax accounting, investors that will hold the ordinary shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar). This summary also does not address the "foreign personal holding company" rules.

        The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed Treasury Regulations thereunder, administrative rulings and court decisions, all in effect as of the date of this annual report and all subject to change at any time, perhaps with retroactive effect.

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

Dividends

        General.    Subject to the discussions under "Passive Foreign Investment Company" below, distributions paid by International Power plc out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income and, generally, will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits of International Power plc will be treated as a non-taxable return of capital to the extent of the US Holder's tax basis in the ordinary shares or ADSs and thereafter as capital gain. Generally, a US Holder's tax basis in the ordinary shares or ADSs will equal the amount that the US Holder paid for the shares or ADSs less any distributions from International Power plc other than dividends. Certain dividends received by non-corporate taxpayers through taxable years beginning on or before 31 December 2008 are subject to a reduced maximum tax rate of 15 per cent. so long as (i) the taxpayer meets specified holding period requirements, (ii) the taxpayer is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (iii) the ADSs are readily tradable on an established securities market in the United States and (iv) International Power plc is not a "passive foreign investment company" (or a PFIC) in the year of distribution or the prior year. In addition, for dividends paid prior to International Power plc's 2005 taxable year, International Power plc must not have been a foreign investment corporation or a foreign personal holding company for the taxable year of the company in which it paid the dividend or its preceding taxable year. Subject to the holding period requirements, certain non-corporate taxpayers will be eligible for the reduced rate for dividends paid by International Power plc.

        For the purposes of the foreign tax credit limitation, foreign source income is classified into one of several baskets, and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Dividends paid by International Power plc generally will constitute foreign source income in the passive income basket or, in the case of certain US Holders, the financial services income basket. In certain circumstances, a US Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the US Holder (i) has not held the ordinary shares or ADSs for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date; (ii) is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property; or (iii) holds the ordinary shares in arrangements in which the US Holder's expected profit, after non-US taxes, is insubstantial.

Exchange of ADSs for Ordinary Shares

        No gain or loss will be recognised upon an exchange of ADSs for the US Holder's proportionate interest in ordinary shares. A US Holder's tax basis in the ordinary shares will be the same as the US Holder's tax basis in the ADSs surrendered, and the holding period of the ordinary shares will include the holding period of the ADSs.

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

Passive Foreign Investment Company

        Generally, for US federal income tax purposes, International Power plc will be a PFIC, for any taxable year if either (i) 75% or more of its gross income is "passive" income or (ii) 50% or more of the value of its assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. If International Power plc is a PFIC in any taxable year that a US Holder owns ordinary shares or ADSs, the US Holder may be subject to tax at ordinary income rates, and pay interest, on (a) a portion of any gain recognized on the sale of the ordinary shares or ADSs and (b) any "excess distribution" paid on the shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years).

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

Backup Withholding and Information Reporting

        Payments of dividends and other proceeds with respect to ordinary shares or ADSs by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable Treasury Regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns, or the IRS otherwise notifies the payer. Certain US Holders (including, among others, corporations) are not subject to backup withholding and information reporting. Backup withholding is not an additional tax. The amount or any backup withholding collected from a payment to a US Holder will be allowed as a credit against the US Holder's US federal income tax liability and may entitle the US Holder to a refund, provided that certain information is furnished to the IRS in a timely manner. US Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

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

        The Group has restated its US GAAP results and Shareholders' equity for the year ended 31 December 2003 and year ended 31 December 2002. These restatements have arisen due to the redesignation of derivatives, which had previously been treated as cash flow hedges in 2003 and 2002, and an adjustment to reverse the tax effect of a derivative loss in 2003.

        The redesignation of derivatives was required as the prepared hedge documentation did not meet all the requirements of Statement of Financial Accounting Standards No. 133, Accounting for Derivatives and Hedging Activities as applicable to cash flow hedges. The hedge documentation has now been updated so that these and similar derivatives will qualify as cash flow hedges in future reporting periods.

        In addition, the write off of interest rate swaps in 2003, which ceased to be effective hedges in the year, was incorrectly tax effected in the US GAAP results. This tax treatment has been reversed, giving rise to a restatement to the results and Shareholders' equity in the year ended 31 December 2003.

        Under US reporting these adjustments are technically indicators of material weakness in the disclosure controls relating to US GAAP. These adjustments did not affect reporting under UK GAAP.

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

        Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c)) as of a date (the "Evaluation Date") within 90 days before the filing date of this annual report, have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries is recorded, processed, summarised and reported in a timely manner.

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

Item 16C.    Principal Accountant Fees and Services

        The selection of our independent external auditors was approved by the audit committee. Following is a summary of the fees to our independent external auditors for the years ended 31 December 2004 and 2003:

	Year ended 31 December 2004	Year ended 31 December 2003
	(£ in millions)
Auditors' remuneration—statutory audit	1.2	1.0
Audit-Related Fees	0.6	0.4
All Other Fees	1.3	—

Total Fees	3.1	1.4

        The £1.3 million "All other fees" were paid to the Principal Accountant for assurance services provided in connection with the Group's acquisitions of the international assets of Edison Mission Energy. These fees have been capitalised as part of the costs of acquisition.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

PART III

Item 17.    Financial Statements

        See pages F-1 to F-82.

Item 18.    Financial Statements

        See "Item 17. Financial Statements".

See "Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.2(*)	Memorandum and Articles of Association of International Power plc
4.17	EME Portfolio Acquisition Agreement
4.2	Rights Issue Underwriting Agreement
8.0	Subsidiaries
12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934
13.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(*)
Incorporated by reference to International Power plc and National Power PLC's Form 20-Fs filed in prior years.

Index to the Financial Statements

Page
Statement of Directors' responsibilities	F-2
Report of the independent registered Public Accounting Firm	F-3
Consolidated profit and loss accounts for the year ended 31 December 2004, the year ended 31 December 2003 and the year ended 31 December 2002	F-5
Consolidated balance sheets as at 31 December 2004 and 31 December 2003	F-6
Consolidated cash flow statements for the year ended 31 December 2004, the year ended 31 December 2003 and the year ended 31 December 2002	F-7

Consolidated statement of total recognised gains and losses and reconciliation of movements in equity shareholders' funds for the year ended 31 December 2004, the year ended 31 December 2003 and the year ended 31 December 2002	F-8
Notes to the consolidated financial statements	F-9

Statement of Directors' responsibilities

In respect of the preparation of the financial statements

        The following statement, which should be read in conjunction with the statement of auditors' responsibilities included in their reports below, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and auditors in relation to the financial statements. UK Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

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

        The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of International Power plc

        We have audited the accompanying consolidated balance sheets of International Power plc and subsidiaries as at 31 December 2004 and 31 December 2003, and the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statements of total recognised gains and losses and reconciliations of movements in equity shareholders' funds for the years ended 31 December 2004, 31 December 2003 and 31 December 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Hazelwood Power Partnership, a 92% owned subsidiary, the financial statements of which reflect total assets constituting 17% as at 31 December 2004 (2003: 30%) and group turnover constituting 22% in the year ended 31 December 2004 (2003: 19%; 2002: 22%) of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to Hazelwood Power Partnership, is based solely on the reports of the other auditors. The report of the other auditors indicates that Hazelwood Power Partnership has restated its US GAAP reconciliation for the years ended 31 December 2003 and 2002.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Power plc and its subsidiaries as of 31 December 2004 and 31 December 2003, and the results of their operations and their cash flows for the years ended 31 December 2004, 31 December 2003 and 31 December 2002, in conformity with generally accepted accounting principles in the United Kingdom.

        As more fully described in Principal Accounting Policies "New accounting standards UITF Abstract 38 Accounting for ESOP Trusts" note on page F-13 of the Consolidated Financial Statements, the Group has adopted UITF 38 in the year ended 31 December 2004. Consequently, the Group's Consolidated Financial Statements as at 31 December 2003 and 2002 have been restated.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 36 to the consolidated financial statements. As discussed in note 36 to the consolidated financial statements, certain US GAAP information for the years ended 31 December 2003 and 2002 has been restated.

KPMG Audit Plc
London, England Chartered Accountants 9 March 2005	8 Salisbury Square London EC4Y 8BB

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Hazelwood Power Partnership

        We have audited the statements of financial position of Hazelwood Power Partnership (a subsidiary of International Power plc) as of 31 December 2004 and 31 December 2003, and the related statements of financial performance and cash flow statements for each of the three years in the period ended 31 December 2004 (not presented separately herein). These financial statements are the responsibility of Hazelwood Power Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazelwood Power Partnership at 31 December 2004 and 31 December 2003, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2004, in conformity with accounting principles generally accepted in Australia.

        Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United Kingdom. Information related to the nature and effect of such differences is presented in Note 30 to the financial statements of Hazelwood Power Partnership.

        Accounting principles generally accepted in Australia vary in certain significant respects from U.S. generally accepted accounting principles. Information related to the nature and effect of such differences is presented in Note 30 to the financial statements of Hazelwood Power Partnership.

        As described in Note 30 to the financial statements, Hazelwood Power Partnership has restated its U.S. GAAP reconciliation as of and for the years ended 31 December 2003 and 2002.

ERNST & YOUNG
Melbourne, Australia
29 April 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Note	Year ended 31 December 2004	Year ended 31 December 2003		Year ended 31 December 2002
		£m	£m		£m
Turnover: group and share of joint ventures and associates		1,267	1,273		1,129
Less: share of joint ventures' turnover		(144)	(136)		(122)
Less: share of associates' turnover		(355)	(285)		(290)

Group turnover	2	768	852		717

From continuing operations		711	852		717
From acquisitions		57	—		—

Net operating costs—ordinary	3	(658)	(727)		(509)
Net operating costs—exceptional	9	11	(404)		(103)

Operating profit/(loss)		121	(279)		105

From continuing operations		105	(279)		105
From acquisitions	16	—	—

Excluding exceptional items		110	125		208
Exceptional items		11	(404)		(103)

Share of operating profit of:
Joint ventures		39	32		26
Associates—ordinary		138	95		123
Associates—exceptional	9	—	35		—

Income from investments—ordinary		—	33		31
Income from investments—exceptional	9	—	—		42

		—	33		73

Operating profit/(loss) and investment income		298	(84)		327
Non operating exceptional items:
Profit on sale of fixed asset investments	9	4	27		—

Profit/(loss) on ordinary activities before interest and taxation		302	(57)		327

Excluding exceptional items	2	287	285		388
Exceptional items		15	(342)		(61)

Interest receivable and similar income	5	30	42		24
Interest payable and similar charges — ordinary	6	(107)	(121)		(121)
Interest payable and similar charges — exceptional	6	(31)	(16)		—
Share of net interest of joint ventures and associates	6	(46)	(32)		(35)

Net interest		(154)	(127)		(132)

Profit/(loss) on ordinary activities before taxation		148	(184)		195

Tax charge on profit/(loss)—ordinary		(45)	(54)		(77)
Tax credit on profit/(loss)—exceptional		—	26		1

Total taxation for the year	10	(45)	(28)		(76)

Profit/(loss) on ordinary activities after taxation		103	(212)		119

Minority interests—equity (ordinary)		(11)	(7)		(6)
Minority interests—equity (exceptional)		2	—		—

		(9)	(7)		(6)

Profit/(loss) for the financial year		94	(219)		113
Excluding exceptional items		108	113		173
Exceptional items		(14)	(332)		(60)

Dividends	11	(37)	—		—

Retained profit/(loss) for the financial year		57	(219)		113

Earnings/(loss) per share	12
Basic excluding exceptional items.		8.3p	9.1p		13.8p
Basic including exceptional items		7.2p	(17.6	)p	9.0p
Diluted excluding exceptional items		8.2p	9.0p		13.8p
Diluted including exceptional items		7.1p	(17.6	)p	9.0p
Dividends per share		2.5p	—		—

        The earnings/(loss) per share, in the above table, have been adjusted for the Rights Issue during the second half of 2004. See note 12.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	Note	As at 31 December 2004	As at 31 December 2003 (restated*)
		£m	£m
Fixed assets
Intangible assets
Goodwill, net		8	7
Negative goodwill, net		(6)	(6)

Net goodwill	13	2	1
Tangible fixed assets	14	3,654	2,048
Fixed asset investments
Joint ventures:

Share of gross assets		642	337
Share of gross liabilities		(330)	(211)

Net investment in joint ventures		312	126
Net investment in associates		853	315
Other investments		86	95

Total fixed asset investments	15	1,251	536

Total fixed assets		4,907	2,585

Current assets
Stocks	18	87	65

Debtors: amounts falling due within one year		234	157
Debtors: amounts falling due after more than one year		581	3

Total debtors	19	815	160
Investments	20	201	70
Cash at bank and in hand		411	673

Total current assets		1,514	968

Total assets		6,421	3,553

Creditors: amounts falling due within one year

Secured bank loans		(71)	(531)
Other current liabilities (including convertible debt)		(500)	(315)

Total current liabilities	21	(571)	(846)

Net current assets		943	122

Total assets less current liabilities		5,850	2,707
Creditors: amounts falling due after more than one year (including convertible debt)	22	(3,384)	(909)
Provisions for liabilities and charges	23/24	(404)	(238)

Net assets	2	2,062	1,560

Capital and reserves
Called up share capital	25/26	737	554
Share premium account	26	392	289
Capital redemption reserve	26	145	145
Capital reserve	26	422	422
Profit and loss account	26	129	111

Shareholders' funds—equity	26	1,825	1,521
Minority interests—equity		237	39

Total equity		2,062	1,560

*
Restated for the adoption of UITF 38 Accounting for ESOP Trusts. See note 1(i) Basis of preparation.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
		£m	£m	£m
Net cash inflow from operating activities	27	198	184	276
Dividends received from joint ventures and associates—ordinary	27	69	101	115
Dividends received from joint ventures and associates—exceptional		—	—	42

		267	285	433

Returns on investments and servicing of finance—ordinary	27	(109)	(84)	(88)
Returns on investments and servicing of finance—exceptional	27	(26)	(4)	(25)

		(135)	(88)	(113)
Taxation		(20)	(14)	(20)

Capital expenditure and financial investment—ordinary	27	(273)	(74)	(159)
Capital expenditure and financial investment—exceptional	27	—	11	—

		(273)	(63)	(159)

Acquisitions and disposals—ordinary	27	(1,143)	—	(144)
Acquisitions and disposals—exceptional	27	17	24	—

		(1,126)	24	(144)

Net cash (outflow)/inflow before management of liquid resources and financing activities		(1,287)	144	(3)
Management of liquid resources		(32)	(20)	—
Financing activities	27	1,068	(260)	210

(Decrease)/increase in cash in the year		(251)	(136)	207

CONSOLIDATED RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Note	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
		£m	£m	£m
(Decrease)/increase in cash in the year	29	(251)	(136)	207
Cash (inflow)/outflow from (increase)/decrease in debt and lease financing	29	(617)	247	(210)
Cash outflow from increase in liquid resources	29	32	20	—

Change in net debt resulting from cash flows		(836)	131	(3)
Liquid resources and debt acquired with subsidiaries		(1,271)	—	—
Foreign exchange movement		32	11	98
Other non-cash movements		28	(22)	(10)

Movement in net debt in the year		(2,047)	120	85
Net debt at the start of the year		(692)	(812)	(897)

Net debt at the end of the year	29	(2,739)	(692)	(812)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Profit/(loss) for the financial year	94	(219)	113
Exchange differences on the retranslation of net investments (net of £1 million tax (2003: £7 million; 2002 £10 million))	(39)	15	(42)
Share of recognised loss of associated undertaking	—	—	(1)

Total recognised gains and losses relating to the financial year	55	(204)	70

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS—EQUITY

	Note	Year ended 31 December 2004	Year ended 31 December 2003 (restated)	Year ended 31 December 2002 (restated)
		£m	£m	£m
Profit/(loss) for the financial year		94	(219)	113
Dividends		(37)	—	—

		57	(219)	113
Other recognised gains and losses relating to the year (net)	26	(39)	15	(43)
Issue of shares (net of issue costs)		286	—	—
Purchase of own shares		—	(2)	—
Share buyback	26	—	(13)	—

Net addition to/(reduction from) shareholders' funds		304	(219)	70
Shareholders' funds at 1 January—previously reported		1,523	1,740	1,670
Prior year adjustment*		(2)	—	—

Shareholders' funds at 1 January—restated		1,521	1,740	1,670

Closing shareholders' funds		1,825	1,521	1,740

*
Restated for the adoption of UITF 38 Accounting for ESOP Trusts. See note 1(i) Basis of preparation.

The accompanying notes are an integral part of this consolidated financial information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2004

        The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's consolidated financial statements, except for changes arising from the application of UITF 38 (Accounting for ESOP Trusts). This mainly deals with the balance sheet accounting treatment for our shares and does not have a material impact on Group earnings. Comparative figures have been restated accordingly. See note 1 (xvii).

1      Principal accounting policies

i       Basis of preparation of accounts

        The financial statements of International Power plc and its subsidiary undertakings (the Group) are prepared under the historical cost convention and in accordance with applicable accounting standards, except for the departures noted below. These financial statements comply with UK generally accepted accounting principles (UK GAAP).

        Certain energy-based futures contracts used for proprietary trading purposes are marked to market using externally derived market prices. This is a departure from the general provisions of Schedule 4 of the Companies Act 1985. An explanation of this departure is given in note xv.

        UK GAAP varies in certain respects from US GAAP. Application of US GAAP would have affected shareholders' equity and results of operations for each of the periods presented to the extent summarised in note 36.

ii      Basis of consolidation & goodwill

        The consolidated financial statements include the financial statements of the Company and all of its subsidiary undertakings up to 31 December 2004. The results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

        An associate is an undertaking in which the Group has a long-term participating interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. A joint venture is an undertaking in which the Group has a long-term participating interest and over which it exercises joint control. The Group's share of the profits less losses of associates and of joint ventures is included in the consolidated profit and loss account and its interest in their net assets is included in fixed asset investments in the consolidated balance sheet.

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

        Negative goodwill arising on consolidation in respect of acquisitions since 1 April 1998 is included within fixed assets and released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisition are recovered, whether through amortisation or sale.

        On the subsequent disposal or termination of a business acquired since 1 April 1998, the profit or loss on disposal or termination is calculated after charging/(crediting) the unamortised amount of any related goodwill/(negative goodwill).

iii     Income recognition

        Turnover from electric power generation is recognised as described below.

        Certain power plants sell their output in merchant markets. In these situations, the electricity is sold at market prices through existing power exchanges, pool arrangements or through bilateral contracts with third parties. In these situations, turnover for energy sales is recognised as output is delivered in accordance with the terms of any related hedging or forward contracts or through pool or spot mechanisms.

        Other power plants sell their output under long-term power purchase agreements (PPAs). Under such arrangements it is usual for the Group to receive payment for the provision of electrical capacity whether or not the off-taker requests the electrical output (capacity payments) and for the variable costs of production (energy payments). In such situations, turnover is recognised in respect of capacity payments either as finance income in accordance with note x (where the PPA is considered to contain a finance lease) and/or as energy sales in accordance with the contractual terms, to the extent that the capacity has been made available to the contracted off-taker during the period. Energy payments are recognised in turnover as energy sales in all cases as the contracted power is delivered.

        Where the PPAs extend over more than one accounting period, turnover for energy sales is recognised in each accounting period at the fair value of the Group's performance under the contract in each period.

        Liquidated damages (LDs), in respect of late commissioning, are included in other operating income. Proprietary trading income is recognised on the basis of completed contracts and the mark-to-market value of outstanding contracts at the period end.

iv     Pension costs

        For defined benefit arrangements, pension contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension costs, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet.

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

vi     Foreign exchange

        On consolidation:    The profits or losses of subsidiary undertakings, associates and joint ventures are translated into sterling at average rates of exchange for the period. The net assets of subsidiary undertakings and net investments in associates and joint ventures are translated at closing rates of exchange ruling at the balance sheet date.

        Exchange differences which relate to the translation of subsidiaries and net investments in associates and joint ventures and of matching foreign currency borrowings and derivatives are taken directly to group reserves and are shown in the statement of total recognised gains and losses.

        Individual companies:    Transactions in foreign currencies are translated into local currencies of individual entities at the exchange rate ruling at the date of transaction unless related or matching forward foreign exchange contracts have been entered into when the rate specified in the contract is used. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date or, where appropriate, at the hedged contracted rate. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account.

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

        Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value, if higher. If an asset is impaired, a provision is made to reduce its carrying amount to the estimated recoverable amount. The discount rate applied is based upon the group's weighted average cost of capital with appropriate adjustment for risks associated with the relevant unit.

        The depreciation charge is based on the following estimates of useful lives:

Years
Power stations	20–60
Fixtures, fittings, tools and equipment	3–10
Computer equipment and software	3–5
Civil works	25–80
Combined cycle gas turbine (CCGT) hot gas path parts, on average	2–4
Leasehold improvements	Life of lease

        Freehold land is not depreciated.

        Project development costs are principally incurred in identifying and developing investment opportunities and typically include feasibility studies, pre-bid costs, legal, professional and other related advisory costs. These costs (including appropriate direct internal costs) are recognised as expenses as incurred, except that directly attributable costs are capitalised from the point that it is both virtually certain that a project will proceed to completion and the net cash inflows will recover the costs capitalised. Such capitalised costs are amortised over the life of the related property or contract.

ix     Decommissioning costs

        Provision is made for the estimated decommissioning costs at the end of the useful economic life of the Group's power stations and generating assets, if and when a legal or constructive obligation arises, on a discounted basis. The amount provided represents the present value of the expected costs. An amount equivalent to the initial provision is capitalised within tangible fixed assets and is depreciated over the useful lives of the related assets. The unwinding of the discount is included in interest payable and similar charges.

x      Leased assets

        As lessor    Power plants specifically designated to fulfil the requirements of long-term PPAs are classified as either tangible fixed assets or as long-term financial assets depending on the allocation of risks between the Group and the off-taker.

        Where the Group has access to the benefits of the power plant and exposure to the risks inherent in those benefits the power plant is capitalised and depreciated over its useful economic life.

        Where the off-taker has the principal risks and rewards of ownership of the power plant, through its contractual arrangements with the Group, the power plant is classified as a long-term financial asset. As discussed in note iii, capacity payments are apportioned between capital repayments relating to the provision of the property, finance income and energy sales. The finance income element of the capacity payment is recognised as turnover, using a rate of return specific to the property to give a constant periodic rate of return on the net investment in each period. The energy sales element of the capacity payment is recognised as it is earned.

        The amounts due from lessees under finance leases are recorded in the balance sheet as financial assets, classified as debtors, at the amount of the net investment in the lease after making provision for bad and doubtful debts receivable.

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

xv     Hedging and financial instruments

        The Group uses a range of derivative instruments, including interest rate swaps, options, energy-based futures contracts and foreign exchange contracts and swaps. Derivative instruments are used for hedging purposes, apart from energy-based futures contracts, some of which are used for proprietary trading purposes. Interest differentials on derivative instruments are charged to the profit and loss account as interest costs in the period to which they relate. Accounting for foreign currency transactions is described in the foreign exchange policy in note vi. Changes in the market value of futures trading contracts are reflected in the profit and loss account in the period in which the change occurs.

        Energy-based futures contracts used for proprietary trading purposes are marked to market using externally derived market prices and subsequent movements in the fair value reflected through the profit and loss account. This is not in accordance with the general provisions of Schedule 4 of the Companies Act 1985, which requires that these contracts be stated at the lower of cost and net realisable value or that, if revalued, any revaluation difference be taken to a revaluation reserve. However, the Directors consider that these requirements would fail to provide a true and fair view of the results for the year since marketability of energy trading contracts enables decisions to be taken continually on whether to hold or sell them. Accordingly the measurement of profit in any period is properly made by reference to market values. The effect of the departure on the financial statements is to increase the profit for the year by £1 million (2003: reduce the loss for the year by £1 million; 2002: increase the profit for the year by £2 million) and increase the net assets at 31 December 2004 by £3 million (2003: decrease net assets by £4 million).

xvi   Debt instruments

        New borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are charged to the profit and loss account over the life of the instrument at a constant rate of return on the carrying amount.

xvii  New accounting standards UITF Abstract 38 Accounting for ESOP Trusts

        This standard requires the assets and liabilities of the Group's ESOP trust to be recognised in the Group's financial statements where there is de facto control of those assets and liabilities. The Company's own shares held by the ESOP trust should be deducted from shareholders' funds until they vest unconditionally with employees. Prior to adoption of UITF 38, the Company's own shares held by the ESOP trust were recognised as an asset on the balance sheet at the lower of cost and estimated net realisable value. The new standard is effective for periods ending on or after 22 June 2004. All primary statements and notes to the accounts have been restated accordingly.

        Compliance with UITF 38 has reduced the 2003 investments and shareholders' funds by £2 million. The net profit for 2004, 2003 and 2002 was not materially affected.

xviii Interest rate management

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

        Under UK GAAP, an item is considered exceptional if it derives from ordinary activities and is considered of such significance that separate disclosure is needed if the financial statements are to give a true and fair view. All exceptional items, other than those listed below are included under the statutory line-item to which they relate. The following items are required to be separately disclosed after operating profit on the face of the profit and loss account:

  •
  profits or losses on the sale or termination of an operation;

  •
  costs of a fundamental reorganisation or restructuring having a material effect on the nature and focus of the group's operations; and

  •
  profits or losses on the disposal of fixed assets.

2      Segmental analysis

        We are a global energy group comprising international power generation activities. The international operations are managed on a geographical basis, reflecting the different characteristics within each geographical market.

a    By class of business

	Subsidiaries			Share of joint ventures and associates			Total
	Year ended 31 December			Year ended 31 December			Year ended 31 December
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Group turnover
Electricity generation	768	852	717	499	421	412	1,267	1,273	1,129

Profit/(loss) before interest and taxation (excluding exceptional items)
Electricity generation	143	153	237	177	160	180	320	313	417
Corporate costs	(33)	(28)	(29)	—	—	—	(33)	(28)	(29)

	110	125	208	177	160	180	287	285	388

b    By geographical area

	Subsidiaries			Share of joint ventures and associates			Total
	Year ended 31 December			Year ended 31 December			Year ended 31 December
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Group turnover
North America	188	344	255	72	70	60	260	414	315
Europe	308	239	210	212	235	230	520	474	440
Middle East	24	21	—	30	12	—	54	33	—
Australia	223	224	226	8	—	—	231	224	226
Asia	25	24	26	177	104	122	202	128	148

	768	852	717	499	421	412	1,267	1,273	1,129

	Subsidiaries			Share of joint ventures and associates			Total
	Year ended 31 December			Year ended 31 December			Year ended 31 December
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Profit/(loss) before interest and taxation (excluding exceptional items)
North America	(29)	(13)	82	16	15	17	(13)	2	99
Europe	52	38	35	61	65	65	113	103	100
Middle East	13	18	9	16	5	—	29	23	9
Australia	98	101	101	6	—	—	104	101	101
Asia	9	9	10	78	75	98	87	84	108

	143	153	237	177	160	180	320	313	417
Corporate costs	(33)	(28)	(29)	—	—	—	(33)	(28)	(29)

	110	125	208	177	160	180	287	285	388

        On 17 December 2004, International Power completed the acquisition of the international generation portfolio of Edison Mision Energy (see note 28). During the period since acquisition turnover of £22 million and operating profits of £9 million are included within the consolidated profit and loss account.

        On 4 November 2004, International Power completed the acquisition of Turbogás (see note 28). During the period since acquisition turnover of £35 million and operating profit of £7 million are included within the consolidated profit and loss account.

        North America loss before interest and tax for subsidiaries includes other income in respect of the late commissioning and performance recovery of new power plants amounting to £3 million (year ended 31 December 2003: £27 million; year ended 31 December 2002: £102 million).

        Sales of electricity generated in each geographic region are made solely to customers in the same geographic region.

        With effect from 1 January 2004, we have reverted to equity accounting for our 36% stake in KAPCO and now account for it as an associated undertaking. KAPCO had previously been accounted for as a trade investment with dividend receipts recorded in income from investments. To aid comparability the dividends received in 2003 and 2002 have been included in the share of joint ventures and associates column for the 2003 and 2002 comparatives in the above table.

        In the year ended 31 December 2004, profit before tax derived from UK operations was £5 million (2003: loss of £88 million; 2002: loss of £111 million.)

        Exceptional items before interest and tax are analysed by geographical area as follows:

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Exceptional items
North America	—	(404)	—
Europe	11	7	(103)
Middle East	—	—	—
Australia	—	—	—
Asia	4	55	42

Exceptional items before interest and tax	15	(342)	(61)

        We also incurred exceptional interest charges of £31 million during the year ended 31 December 2004 (year ended 31 December 2003: £16 million; year ended 31 December 2002: nil). Further details are given in note 9.

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Depreciation
North America	20	53	53
Europe	22	18	23
Middle East	3	2	—
Australia	37	33	33
Asia	2	2	2
Corporate	1	—	—

	85	108	111

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Capital Expenditure
North America	20	55	107
Europe	691	15	30
Middle East	145	1	18
Australia	939	57	24
Asia	2	—	3
Corporate	2	—	—

	1,799	128	182

        Capital expenditure is analysed below:

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Additions to tangible fixed assets	239	120	175
Tangible fixed assets acquired with subsidiary undertakings	1,496	—	—
Additions to fixed asset investments	64	8	7

	1,799	128	182

c    Net assets employed by geographical area

	Subsidiaries		Share of joint ventures and associates		Total
	Year ended 31 December		Year ended 31 December		Year ended 31 December
	2004	2003 (restated)	2004	2003 (restated)	2004	2003 (restated)
	£m	£m	£m	£m	£m	£m
North America	566	638	182	33	748	671
Europe	1,675	326	323	223	1,998	549
Middle East	144	69	45	3	189	72
Australia	1,704	968	33	8	1,737	976
Asia	60	53	582	262	642	315
Corporate and development	(93)	(58)	—	—	(93)	(58)

Net operating assets	4,056	1,996	1,165	529	5,221	2,525

Borrowings	(3,351)	(1,435)			(3,351)	(1,435)
Cash and short-term deposits	612	743			612	743
Deferred tax	(354)	(205)			(354)	(205)
Corporation tax	(83)	(86)			(83)	(86)
Goodwill on acquisition	17	18			17	18

Net assets per consolidated balance sheet	897	1,031			2,062	1,560

        To aid comparability the investment in KAPCO in 2003 has been included in the share of joint ventures and associates column for the 2003 comparatives in the above table.

3      Operating profit

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Excluding exceptional items:
Group turnover	768	852	717
Cost of sales	(672)	(729)	(558)

Gross profit	96	123	159
Other operating costs	(42)	(64)	(85)
Other operating income	56	66	134

Operating profit	110	125	208

        Other operating income includes compensation for the late commissioning of plants, billings in respect of operations and maintenance services and profit on sale of development sites.

        Exceptional items would reduce other operating costs by £11 million (2003: increase cost of sales by £404 million and 2002: increase cost of sales by £103 million).

        Group turnover includes the following amounts of finance income:

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Group (including share of associated undertakings and joint ventures)	144	108	124
Less: share of associated undertakings and joint ventures	(138)	(108)	(124)

	6	—	—

4      Profit/(loss) on ordinary activities before taxation

        Profit/(loss) on ordinary activities before taxation is stated after charging/(crediting):

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Depreciation of tangible fixed assets	85	108	111
Amortisation of intangible fixed assets	—	—	(1)
Other amortisation	—	1	2
Development costs net of recoveries and amounts capitalised	3	14	8
Operating exceptional items (Note 9)	(11)	369	103
Property lease rentals payable (net of recoveries)	—	3	2
Auditors' remuneration—statutory audit:

Fees due to the lead auditor KPMG Audit Plc	1.2	1.0	0.7
Fees due to other auditors	0.6	0.1	0.1

	1.8	1.1	0.8
Auditors' remuneration—other fees paid to the lead auditors and their associates for services:
Audit related regulatory reporting services	0.4	0.3	0.4
Further assurance services	0.2	0.1	0.2

        Expenditure on audit related regulatory reporting services in 2004 principally related to review of interim financial statements, US regulatory reporting requirements and transition to IFRS.

        Further assurance services in 2004 related principally to due diligence assistance and corporate social responsibility reviews. During 2004, additional fees of £1.3 million were paid to KPMG Audit Plc for assurance services provided in connection with the Group's acquisitions of the international assets of Edison Mission Energy. These fees have been capitalised as part of the costs of acquisition.

        The Audit Committee and the firm of external auditors have safeguards to avoid the possibility that the auditors' objectivity and independence could be compromised. These safeguards include the implementation of a policy on the use of the external auditor for non-audit related services. This policy incorporates the provisions of the Sarbanes-Oxley Act 2002 and subsequent Securities and Exchange Commission (SEC) rules.

        Where it is deemed that the work to be undertaken is of a nature that is generally considered reasonable to be completed by the auditor of the Group for sound commercial and practical reasons, the conduct of such work will be permissible provided that it has been pre-approved by the Audit Committee. Examples of pre-approved services include the completion of regulatory audits, provision of taxation and regulatory advice and the completion of certain financial due diligence work. All these services are also subject to a predefined fee limit. Any work performed in excess of this limit must be approved by the Chief Financial Officer and the Audit Committee.

5      Interest receivable and similar income

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Group interest receivable and similar income
Interest receivable and similar income	30	23	24
Foreign exchange gains (net)	—	19	—

Total Group interest receivable and similar income	30	42	24

6      Interest payable and similar charges

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
a) Group interest payable and similar charges
Interest on:
Bank loans and overdrafts	103	101	102
Other borrowings	12	22	24

	115	123	126
Interest capitalised	(8)	(2)	(5)

Group interest payable and similar charges—ordinary	107	121	121
Exceptional interest (note 9)	31	16	—

Total Group interest payable and similar charges	138	137	121

b) Interest payable of associates and joint ventures
Share of interest payable of joint ventures	12	10	12
Share of interest payable of associates	34	22	23

Total interest payable of joint ventures and associates	46	32	35

7      Directors' and employees' remuneration

        Salaries and other staff costs, including Directors' remuneration, were as follows:

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Wages and salaries	82	68	63
Social security costs	4	4	3
Pension costs (note 8)	7	6	5

Total employees' remuneration	93	78	71
Less: amount capitalised as part of assets in the course of construction	—	(1)	(1)

Total staff costs	93	77	70

Employee numbers

        Average number of employees during the financial year, analysed by geographic segment was:

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	No.	No.	No.
North America	201	212	207
Europe	804	746	769
Middle East	639	342	43
Australia	570	591	593
Asia	349	362	367
Corporate and development	187	163	146

Average number of employees—continuing business	2,750	2,416	2,125

8      Pension scheme funding

        UK:    The majority of pensions for UK employees are funded through the industry-wide scheme, the Electricity Supply Pension Scheme (ESPS), which is a defined benefit scheme with assets invested in separate trustee administered funds. The ESPS is divided into sections, and the International Power Group of the ESPS was opened to members on 1 April 2002 and employees' past service rights were transferred into the Group later that year.

        The majority of employees taken on in First Hydro, as part of the acquisition of the EME portfolio, are members of another section of the ESPS, Edison Mission Energy Group.

        Pension costs for 2004 have been calculated using assumptions consistent with those used for the 31 March 2003 funding valuation.

        The pension cost for 2004 is £4 million, comprising £3 million regular cost and £1 million variation cost (2003: £3 million).

        The principal assumptions used to calculate these pension costs are set out below:

Pre-retirement investment return	6.6% pa
Post-retirement investment return	5.1% pa
Salary increases	4.1% pa
Pension increases in deferment	2.7% pa
Pension increases in payment	2.7% pa

        The actuarial value of assets in the International Power section of the ESPS as at 31 March 2004, the date of the latest formal actuarial valuation, was £47 million. The accrued liabilities valued on the projected unit method using assumptions set out below, were £56 million. The market value of assets was, therefore, 84% of accrued liabilities. Arrangements have been made to make good the past service deficit over the average future working lifetime of the membership (calculated to be approximately 12 years).

        The principal assumptions used for the 31 March 2004 valuation are:

Pre-retirement investment return	6.7% pa
Post-retirement investment return	5.2% pa
Salary increases	4.4% pa
Pension increases in deferment	3.0% pa
Pension increases in payment	3.0% pa

        The actuarial value of assets in the Edison Mission Energy section of the ESPS as at 31 March 2004, the date of the latest formal actuarial valuation, was £30 million. The accrued liabilities valued on the projected unit credit method using assumptions set out below, were £40 million. The market value of assets was therefore 75% of accrued liabilities. Arrangements have been made to make good the past service deficit over the average future working lifetime of the membership (calculated to be approximately 15 years).

        The principal assumptions used for the 31 March 2004 valuation are:

Pre-retirement investment return	6.7% pa
Post-retirement investment return	5.2% pa
Salary increases	4.4% pa
Pension increases in deferment	2.9% pa
Pension increases in payment	2.8% pa

        AUSTRALIA:    Employees at Hazelwood and Loy Yang B participate in a standard Australian superannuation fund called Equipsuper. This plan provides benefits primarily for employees in the electricity, gas and water industry, and was developed from the scheme sponsored by the State Electricity Commission of Victoria. Employees at Synergen participate in the Electricity Industry Superannuation Scheme.

        At 31 December 2003, the total market value of assets was 100% of accrued liabilities. The assets were £70 million and liabilities £70 million. The pension cost for 2004 was £2 million (2003: £2 million).

        The principal assumptions are set out below:

Valuation date	31 December 2004
Principal assumptions:
Investment return	4.5% pa
Salary increases	4.0% pa
Pensions increases	n/a

        In other countries, employees are members of local social security schemes and in some cases defined contribution plans. The charge for 2004 in respect of defined contribution plans was £1 million (2003: £1 million).

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

        The valuation used for FRS 17 disclosures for the UK schemes has been based on the most recent actuarial valuations at 31 March 2003 and 31 March 2004, and updated by independent qualified actuaries to take account of the requirements of FRS 17 to assess the liabilities of the schemes at 31 December 2004.

        The Group operates a number of defined benefit schemes for employees of its overseas businesses. Full actuarial valuations of these schemes have been carried out within the last three years and results have been updated to 31 December 2004 by qualified independent actuaries.

        The assumptions used to calculate scheme liabilities under FRS 17 are:

	31 December 2004		31 December 2003		31 December 2002		31 December 2001
Financial assumptions
	UK	Australia	UK	Australia	UK	Australia	UK	Australia
	%	%	%	%	%	%	%	%
Discount rate	5.3	4.5	5.4	7.5	5.5	7.0	5.8	7.3
Rate of increase in salaries	4.4	4.0	4.3	4.0	3.8	4.0	4.0	4.0
Inflation rate	2.9	3.0	2.8	3.0	2.3	3.5	2.5	3.0
Increase to deferred benefits during deferment	3.0	n/a	2.9	n/a	2.5	n/a	2.6	n/a
Increases to pensions payments	2.9	n/a	2.9	n/a	2.5	n/a	2.6	n/a

        The amounts required to be disclosed by FRS 17 in respect of the performance statements were:

Analysis of amounts that would have been charged to operating profit in respect of defined benefit schemes

	2004	2003	2002
	£m	£m	£m
Current service	(5)	(5)	(3)
Past service cost	—	—	(1)
Curtailment cost	(1)	—	—

Total operating charge	(6)	(5)	(4)

Analysis of amounts that would have been credited/(charged) to other finance income

	2004	2003	2002
	£m	£m	£m
Expected return on schemes' assets	7	5	5
Interest on schemes' liabilities	(7)	(5)	(4)

Net return	—	—	1

Analysis of amounts that would have been recognised in the consolidated statement of total recognised gains and losses

	2004	2003	2002
	£m	£m	£m
Actual return less expected return on schemes' assets	9	5	(11)
Experience gains/(losses) arising on schemes' liabilities	—	(3)	(1)
Changes in assumptions underlying the present value of schemes' liabilities	(11)	(7)	(5)
Currency translation adjustment	—	1	—

Actuarial loss recognised in the consolidated statement of total recognised gains and losses	(2)	(4)	(17)

History of experience gains and losses

	2004	2003	2002
Difference between the actual and expected return on schemes' assets:
Amount (£m)	9	5	(11)
Percentage of schemes' assets	6%	5%	15%
Experience gains and losses on schemes' liabilities:
Amount (£m)	—	(3)	(1)
Percentage of the present value of schemes' liabilities	0%	3%	1%
Total amount recognised in the consolidated statement of total recognised gains and losses:
Amount (£m)	(2)	(4)	(17)
Percentage of the present value of schemes' liabilities	1%	4%	22%

The assets in the schemes and expected rates of return (weighted averages) were:

	31 December 2004		31 December 2003		31 December 2002
	UK	Australia	UK	Australia	UK	Australia
	%	%	%	%	%	%
Long term rate of return expected
Equities	7.5	7.3	7.8	7.6	7.0	7.5
Bonds	4.9	4.8	5.1	4.8	4.5	5.5
Other	6.0	5.5	6.6	6.1	4.8	5.5

	UK	Australia	Total	UK	Australia	Total	UK	Australia	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets in schemes
Equities	66	44	110	36	35	71	27	24	51
Bonds	11	16	27	5	14	19	4	12	16
Other	12	10	22	4	5	9	3	4	7

Total market value of assets	89	70	159	45	54	99	34	40	74
Present value of scheme liabilities	(114)	(70)	(184)	(58)	(50)	(108)	(43)	(36)	(79)

(Deficit)/surplus in the scheme	(25)	—	(25)	(13)	4	(9)	(9)	4	(5)
Related deferred tax asset/(liability)	8	—	8	4	(1)	3	3	(1)	2

Net pension (liability)/asset	(17)	—	(17)	(9)	3	(6)	(6)	3	(3)

	31 December 2001
	UK	Australia
	%	%
Long term rate of return expected
Equities	7.4	7.5
Bonds	4.9	5.5
Other	—	5.5

	UK	Australia	Total
	£m	£m	£m
Assets in schemes
Equities	19	23	42
Bonds	16	12	28
Other	—	5	5

Total market value of assets	35	40	75
Present value of scheme liabilities	(39)	(25)	(64)

(Deficit)/ surplus in the scheme	(4)	15	11
Related deferred tax asset/(liability)	1	(5)	(4)

Net pension (liability)/asset	(3)	10	7

        Other assets principally comprise property and cash.

        If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December would be as follows:

	2004	2003 (restated)	2002 (restated)	2001
	£m	£m	£m	£m
Net assets
Net assets excluding pension (liability)/asset	2,062	1,560	1,769	1,697
FRS 17 pension (liability)/asset	(17)	(6)	(3)	7
Amounts recognised on acquisition	10	—	—	—

Net assets including FRS 17 pension (liability)/asset	2,055	1,554	1,766	1,704

Reserves
Profit and loss reserve excluding pension (liability)/asset	129	111	330	260
Net pension (liability)/asset	(17)	(6)	(3)	7

Profit and loss reserve including FRS 17 pension (liability)/asset	112	105	327	267

Movement in deficit during the year:

	2004	2003
	£m	£m
Deficit in the schemes at the beginning of the year	(9)	(5)
Current service cost	(5)	(5)
Curtailment	(1)	—
Contributions	6	5
Past service cost	—	—
Other finance income	—	—
Acquisitions	(14)	—
Actuarial loss	(2)	(4)

Deficit in the schemes at the end of the year	(25)	(9)

9      Exceptional items

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Net operating exceptional items credited/(charged):
Release of a guarantee on sale of Elcogas	11	—	—
Impairment provisions	—	(404)	(103)
Reversal of HUBCO impairment	—	35	—

Net operating exceptional items	11	(369)	(103)

Exceptional income from investments
Backlog dividend received	—	—	42

Total operating exceptional items and investment income	11	(369)	(61)

Non-operating exceptional items credited:
Profit on partial disposal of holding in HUBCO	4	17	—
Profit on disposal of a Czech fixed asset investment	—	7	—
Release of provision raised for sale of Chinese operations	—	3	—

Non-operating exceptional items	4	27	—

Exceptional interest charges:
US swap termination costs	(15)	—	—
Other refinancing costs	(16)	—	—
Write off of unamortised finance charges	—	(16)	—

Exceptional interest payable and similar charges	(31)	(16)	—

Total exceptional items before attributable taxation	(16)	(358)	(61)
Taxation on exceptional items	—	26	1

Total exceptional items after attributable taxation	(16)	(332)	(60)

Year ended 31 December 2004

        During the year, the Group released an £11 million provision relating to a guarantee following the sale of an investment in Elcogas.

        We have sold a further 4% shareholding in HUBCO from which we have booked an exceptional gain of £4 million, reflecting the profit on this sale. Our equity interest in HUBCO now totals 16.7%.

        The £15 million exceptional interest charge resulted from the cessation of the interest rate swaps as part of the restructuring of the ANP debt facility. The £16 million is associated with debt raising and debt restructuring.

Year ended 31 December 2003

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

        During the year, we sold a 5% shareholding in HUBCO in line with our policy of selectively monetising investments at the appropriate time, generating cash of £21 million, reducing our equity interest in HUBCO to 20.7%. We booked exceptional gains of £52 million, reflecting the profit on this sale and the reversal of a previous impairment provision.

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

        During the year, Kot Addu Power Company (KAPCO) in Pakistan resumed the payment of dividends (including the settlement of past receivables). A gross dividend of £73 million was received (the first since 1998), of which £42 million related to the settlement of past receivables and was accordingly treated as exceptional because of its non-recurring nature.

10    Tax on profit on ordinary activities

a      Analysis of charge in year

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Current taxation
UK Corporation tax (credit)/charge at 30% (2003: 30%; 2002: 30%)	(2)	26	25
Foreign taxation	18	13	21
Share of joint ventures' taxation	4	2	2
Share of associates' taxation	13	16	17

Total current taxation charge for the year	33	57	65

Deferred taxation
Origination and reversal of timing differences	12	(30)	11
Share of joint ventures' deferred taxation	—	1	—

Total deferred taxation charge/(credit) for the year	12	(29)	11

Total taxation for the year	45	28	76

Included in the tax on profit/(loss) are the following amounts relating to exceptional items:
Operating exceptional items (deferred tax)	—	(27)	(14)
Exceptional income from investments (current tax)	—	—	13
Non-operating exceptional items (current tax)	—	2	—
Exceptional interest charges (current tax)	—	(1)	—

Taxation credit on exceptional items	—	(26)	(1)

        The deferred tax charge is derived as follows, £3 million from UK operations and £9 million from foreign operations.

b    Reconciliation of current tax charge

        The tax charge for the year on ordinary activities varied from the standard rate of UK corporation tax as follows:

	Year ended 31 December 2004			Year ended 31 December 2003			Year ended 31 December 2002
	Current tax	Deferred tax	Total	Current tax	Deferred tax	Total	Current tax	Deferred tax	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporation tax at 30%	49	—	49	52	—	52	77	—	77
Permanent differences	18	—	18	6	—	6	5	—	5
Origination or reversal of timing differences	(12)	12	—	2	(2)	—	(25)	25	—
Tax holidays	(12)	—	(12)	(10)	—	(10)	(9)	—	(9)
Adjustment in relation to prior years	(3)	—	(3)	—	—	—	—	—	—
Effect of tax rate applied to overseas earnings	(7)	—	(7)	6	—	6	4	—	4

Tax charge for the year before exceptional items	33	12	45	56	(2)	54	52	25	77
Exceptional items	—	—	—	1	(27)	(26)	13	(14)	(1)

Tax charge for the year	33	12	45	57	(29)	28	65	11	76

11    Dividends

	Year ended 31 December 2004	Year ended 31 December 2003
	£m	£m
Proposed final dividend of 2.5p per Ordinary Share payable on 8 July 2005	37	—

12    Earnings per share (EPS)

	Year ended 31 December 2004	Year ended 31 December 2003 (restated)	Year ended 31 December 2002 (restated)
	pence	pence	pence
Earnings per share—basic
Before exceptional items	8.3	9.1	13.8
After exceptional items	7.2	(17.6)	9.0

Earnings per share—diluted
Before exceptional items	8.2	9.0	13.8
After exceptional items	7.1	(17.6)	9.0

Basis of calculation	£m	£m	£m
Earnings
Profit attributable to shareholders before exceptional items	108	113	173
Exceptional items	(14)	(332)	(60)

Profit/(loss) attributable to shareholders after exceptional items	94	(219)	113

Basis of calculation—number of Ordinary shares	Million	Million	Million
Weighted average number of issued Ordinary shares	1,308.3	1,247.8	1,251.7
Weighted average number of shares held by Employee Share Ownership Plans (ESOPs)	(2.8)	(3.6)	(2.5)

	1,305.5	1,244.2	1,249.2
Dilutive potential Ordinary shares
Employee share schemes	10.9	10.3	2.9
Convertible bond	3.0	—	—

Weighted average number of Ordinary shares taking account of applicable dilutive instruments	1,319.4	1,254.5	1,252.1

        On 30 July 2004, the Company announced a Rights Issue and, following approval of the required resolutions at the subsequent Extraordinary General meeting, 366 million shares were issued at 82p per share on the basis of 33 new Ordinary Shares for every 100 Ordinary Shares then held.

        The actual cum rights price on 20 August 2004, the last day of quotation cum rights, was 147p per share and the theoretical ex rights per price for an Ordinary Share was therefore 131p per share. The comparative earnings per share are shown after applying the factor 131/147 to the published figures for 2003 and 2002.

        FRS 14 requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. A net loss per share would only be increased by the exercise of out-of-the-money share options. Since it seems inappropriate to assume that option holders would act irrationally, no adjustment has been made for out-of-the-money options and hence in 2003 diluted EPS (after exceptional items) equals basic EPS (after exceptional items).

13    Intangible assets

	Goodwill	Negative goodwill	Total
	£m	£m	£m
Cost
At 1 January 2004	11	(11)	—
Exchange rate differences	1	—	1

At 31 December 2004	12	(11)	1

Amortisation
At 1 January 2004	(4)	5	1
(Charged)/credited in the year	—	—	—

At 31 December 2004	(4)	5	1

Net book value
At 31 December 2004	8	(6)	2
At 31 December 2003	7	(6)	1

        Goodwill arising on the acquisition of associated undertakings and joint ventures is set out in note 15—fixed asset investments.

14    Tangible fixed assets

	Freehold land and buildings	Plant, machinery and equipment	Assets in course of construction	Total
	£m	£m	£m	£m
Cost
At 1 January 2004	89	3,013	23	3,125
Additions	7	44	188	239
Subsidiary undertakings acquired	80	1,416	—	1,496
Reclassifications and transfers	—	43	(46)	(3)
Disposals	—	(2)	—	(2)
Exchange rate differences	(2)	(71)	(4)	(77)

At 31 December 2004	174	4,443	161	4,778

Depreciation and diminution in value
At 1 January 2004	22	1,055	—	1,077
Provided during the year	3	82	—	85
Disposals	—	(2)	—	(2)
Exchange rate differences	—	(36)	—	(36)

At 31 December 2004	25	1,099	—	1,124

Net book value
At 31 December 2004	149	3,344	161	3,654
At 31 December 2003	67	1,958	23	2,048

        Interest capitalised in the year was £8 million. On a cumulative basis, the net book value of interest capitalised is £84 million (2003: £85 million).

        The total value of land that is not depreciated included within freehold land and buildings is £47 million (31 December 2003: £27 million).

15    Fixed asset investments

	Joint ventures		Associated undertakings
	Share of net assets	Loans	Share of net assets	Loans	Goodwill	Other investments	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2004 (as originally stated)	126	—	298	—	17	97	538
Prior year adjustment	—	—	—	—	—	(2)	(2)

At 1 January 2004 (as restated)	126	—	298	—	17	95	536
Share of post-tax profit	24	—	89	—	(2)	—	111
Additions	16	11	—	37	—	3	67
On acquisitions of investments	127	17	248	173	—	79	644
Distribution and loan repayments	(14)	—	(59)	—	—	—	(73)
Disposals	—	—	(13)	—	—	(3)	(16)
Reclassifications and transfers	—	—	88	—	—	(88)	—
Exchange rate differences	5	—	(25)	2	—	—	(18)

At 31 December 2004	284	28	626	212	15	86	1,251

        Included within the Group's share of net assets of joint ventures and associated undertakings is net debt of £1,452 million (31 December 2003: £712 million). These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power plc or any other Group company.

        The prior year adjustment is explained in note xvii in the notes to the accounts on page F-15.

Group share of associated undertakings' net assets	31 December 2004	31 December 2003
	£m	£m
Share of fixed and long-term assets	1,890	821
Share of current assets	432	226

	2,322	1,047
Share of liabilities due within one year	(274)	(79)
Share of liabilities due after more than one year	(1,210)	(670)

	(1,484)	(749)

Share of net assets	838	298

Group share of joint ventures' net assets	31 December 2004	31 December 2003
	£m	£m
Share of fixed and long-term assets	554	302
Share of current assets	88	35

	642	337
Share of liabilities due within one year	(50)	(37)
Share of liabilities due after more than one year	(280)	(174)

	(330)	(211)

Share of net assets	312	126

Group share of results of associated undertakings and joint ventures	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Share of turnover	499	421	412
Share of operating profit	177	162	149
Share of net income—group	111	111	95

        With effect from 1 January 2004, we have reverted to equity accounting for our 36% stake in KAPCO and now account for it as an associated undertaking. KAPCO had previously been accounted for as a trade investment with dividend receipts recorded in income from investments.

        At 31 December 2004 the Group investments that are listed on a recognised stock market are those in The Hub Power Company Limited (HUBCO) and Malakoff Berhad. Both are associated undertakings. The Group's share of HUBCO was valued at £54 million (2003: £90 million) on the major Pakistan stock markets and the Group's share in Malakoff Berhad was valued at £159 million (2003: £128 million) on the Kuala Lumpur stock market. Market values for Group shareholdings in these investments were in excess of the respective book values at the year end.

        A subsidiary, Al Kamil, is listed on the Muscat Securities Market and was valued at £14 million on 31 December 2004 (2003: not listed).

        Summarised financial information for significant associates and joint ventures, accounted for under the equity method, is presented below:

        The summarised financial information, shown below, is presented based on 100% holding. The group's interests in the investments are as follows:

Significant associated undertakings	Country	Percentage shareholding
Uni-Mar Enerji Yartirimlari AS	Turkey	33%
Malakoff Berhad	Malaysia	18%
Kot Addu Power Company Limited	Pakistan	36%

        The summarised financial information is presented under UK GAAP, applying group accounting policies and fair value accounting on acquisition.

100% share of significant associates' net assets	31 December 2004	31 December 2003
	£m	£m
Goodwill	74	85
Fixed and long-term assets	1,760	1,498
Current assets	832	682

	2,666	2,265

Liabilities due within one year	(277)	(248)
Liabilities due after more than one year	(1,410)	(963)

	(1,687)	(1,211)

Total equity	979	1,054

100% share of significant associates' results	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Turnover	735	557	545
Operating profit	327	212	212
Profit for the year	206	105	112

        With effect from 1 January 2004, we have reverted to equity accounting for our 36% stake in KAPCO and now account for it as an associated undertaking. KAPCO had previously been accounted for as a trade investment with dividend receipts recorded in income from investments.

        These dividends have been excluded from the joint ventures' and associates' results in the above table for 2003 (Dividends received: £33 million) and for 2002 (Dividends received: £73 million).

        The value of our investment in KAPCO as at 31 December 2003 has been included in the above table.

16    Investments in subsidiary undertakings

Name and nature of business	Country of incorporation and registration	Type of share	Group effective shareholding
Gippsland Power Pty Limited* (Power generation)	Australia	Ordinary Shares	70%
Hazelwood Power Partnership* (Power generation)	Australia	Partners' Capital	92%
Latrobe Power Partnership* (Power generation)	Australia	Partners' Capital	70%
Perth Power Partnership* (Power generation)	Australia	Partners' Capital	49%
Synergen Power Pty Limited* (Power generation)	Australia	Ordinary Shares	100%
Canunda Power Pty Limited* (Wind power)	Australia	Ordinary Shares	100%
Valley Power Pty Limited* (Power generation)	Australia	Ordinary Shares	70%
International Power (Cayman) Limited (Financing company)	Cayman Islands**	Ordinary Shares	100%
Elektrárny Opatovice A.S.* (Power generation)	Czech Republic	Ordinary Shares	99%
Deeside Power Development Company Limited (Power generation)	England and Wales	Ordinary Shares	100%
First Hydro Company * (Power generation)	England and Wales	Ordinary Shares	70%
First Hydro Finance plc * (Financing company)	England and Wales	Ordinary Shares	70%
IPM Eagle LLP * (Investment holding company)	England and Wales	Partners' Capital	70%
Normanglade 4 LLP * (Financing company)	England and Wales	Partners' Capital	70%

Pelican Point Power Limited* (Power generation)	England and Wales†	Ordinary Shares	100%
Rugeley Power Limited (Power generation)	England and Wales	Ordinary Shares	100%
IPR Insurance Company Limited* (Insurance captive)	Guernsey	Ordinary Shares	100%
International Power (Jersey) Limited (Financing company)	Jersey**	Ordinary Shares	100%
Al Kamil Power Company SAOG* (Power generation)	Oman	Ordinary Shares	65%
Turbogás—Produtora Energetica S.A* (Power generation)	Portugal	Ordinary Shares	75%
Tihama Power Generation Company Limited* (Power generation)	Saudi Arabia	Ordinary Shares	60%
Electro Metalúrgica del Ebro SL (Power generation)	Spain	Ordinary Shares	64%
Ibérica de Enérgías SL (Power generation)	Spain	Ordinary Shares	70%
Thai National Power Company Limited* (Power generation)	Thailand	Ordinary Shares	100%
ANP Bellingham Energy Company, LLC* (Power generation)	US	Ordinary Shares	100%
ANP Blackstone Energy Company, LLC* (Power generation)	US	Ordinary Shares	100%
ANP Funding I, LLC* (Financing company)	US	Ordinary Shares	100%
Hays Energy Limited Partnership* (Power generation)	US	Partners' Capital	100%
Midlothian Energy Limited Partnership* (Power generation)	US	Partners' Capital	100%
Milford Power Limited Partnership* (Power generation)	US	Partners' Capital	100%

        All subsidiary undertakings operate in their country of incorporation, except as indicated below. All subsidiary undertakings have a 31 December year end. The Group also has a number of overseas branch offices.

*
Held by an intermediate subsidiary undertaking.

**
Operates in the UK.

†
Operates in Australia.

17    Investments in associates and joint ventures

Name and nature of business	Country of incorporation, registration and operation	Accounting period end	Type of share	Group effective shareholding
Associated undertakings
Derwent Cogeneration Limited* (Power generation)	England and Wales	31 March	Ordinary Shares	23%
PT Paiton Energy* (Power generation)	Indonesia	31 December	Ordinary Shares	31%
ISAB Energy Srl (Power generation)	Italy	31 December	Ordinary Shares	34%
Malakoff Berhad* (Power generation)	Malaysia	31 August	Ordinary Shares	18%
Kot Addu Power Company Limited* (Power generation)	Pakistan	30 June	Ordinary Shares	36%
Uch Power Limited (Power generation)	Pakistan	31 December	Ordinary Shares	40%
The Hub Power Company Limited* (Power generation)	Pakistan	30 June	Ordinary Shares	17%
Carbopego—Abastecimento de Combustiveis, S.A.* (Fuel supplies)	Portugal	31 December	Ordinary Shares	33%
Pegop—Energia Electrica, S.A.* (Power station operations)	Portugal	31 December	Ordinary Shares	45%
Tejo Energia—Producao e Distribuicao de Energia Electrica, S.A.* (Power generation)	Portugal	31 December	Ordinary Shares	45%
Uni-Mar Enerji Yatirimlari A.S.* (Power generation)	Turkey	31 December	Ordinary Shares	33%
Arabian Power Company PJSC (Power generation)	UAE	31 December	Ordinary Shares	20%
Shuweihat CMS International Power Company PJSC* (Power generation)	UAE	31 December	Ordinary Shares	20%

Joint ventures
South East Australia Pty Limited* (Gas pipeline)	Australia	30 June	Ordinary Shares	33%
EcoElectrica LP* (Power generation)	Bermuda**	31 December	Partners' Capital	35%
Prazska Teplárenská A.S.* (Power generation)	Czech Republic	31 December	Ordinary Shares	49%
Hartwell Energy Limited Partnership* (Power generation)	US	31 December	Partners' Capital	50%
Oyster Creek Limited Partnership* (Power generation)	US	31 December	Partners' Capital	50%

*
Held by an intermediate subsidiary undertaking.

**
Operates in Puerto Rico.

        International Power continues to equity account for Malakoff and The Hub Power Company, despite its shareholdings being less than 20%, as it continues to exert significant influence over both assets. At both HUBCO and Malakoff, International Power continues to have significant board representation.

18    Stocks

	31 December 2004	31 December 2003
	£m	£m
Plant spares	13	18
Fuel stocks	40	18
Consumables	34	29

Total stocks	87	65

19    Debtors

	31 December 2004	31 December 2003
	£m	£m
Amounts falling due within one year:
Trade debtors	106	50
Amounts receivable under finance leases	11	—
Other debtors	65	54
Prepayments and accrued income	52	53

Total amounts falling due within one year	234	157

Amounts falling due after more than one year:
Amounts receivable under finance leases	484	—
Amounts due from associates	27	—
Other debtors	70	3

Total amounts recoverable after more than one year	581	3

Total debtors	815	160

	31 December 2004	31 December 2003
	£m	£m
Net investment in finance leases comprises:
Total amounts receivable	978	—
Less: interest allocated to future periods	(483)	—

	495	—

        Rentals receivable under finance leases by the Group during the year amounted to £6 million (2003: nil). The cost of assets acquired by the Group during the year for onwards finance leasing was £487 million (2003: nil).

        Provision for doubtful debts is analysed below:

	31 December 2004	31 December 2003	31 December 2002
	£m	£m	£m
Brought forward	(6)	(6)	(1)
Charged to profit and loss	—	—	(5)

Carried forward	(6)	(6)	(6)

20    Current asset investments

	31 December 2004	31 December 2003
	£m	£m
Current asset investments	201	70

        Current asset investments are primarily short-term money market deposits used for fund management and treasury purposes. These balances are generally restricted, primarily to secure amounts required for debt payments and letter of credit expenses.

21    Creditors: amounts falling due within one year

	31 December 2004	31 December 2003
	£m	£m
Trade creditors	104	71
Other creditors	108	58
Proposed dividend	37	—
Other taxation and social security	—	—
Corporation tax	83	86
Accruals and deferred income	139	100
Bank loans (secured)	71	531
2% Convertible US Dollar Bonds 2005	29	—

Total creditors: amounts falling due within one year	571	846

        The bank loans are secured by fixed and floating charges over the assets of certain subsidiary undertakings. Substantially all of the Group's power stations, generating assets and other operating assets are financed under non-recourse facilities.

Secured bank loans

        Secured bank loans are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

        At 31 December 2003, we were in discussions with bank groups in relation to claimed technical defaults on the non-recourse debt for the US merchant portfolio. In July 2004, the US debt facility was successfully refinanced and the debt has been reclassified to long-term.

Convertible bonds

2% Convertible US Dollar Bonds 2005

        On 24 November 2000, International Power (Cayman) Limited, a wholly-owned subsidiary company incorporated in the Cayman Islands, issued US$357 million 2% convertible notes due 2005, convertible into preference shares of International Power (Cayman) Limited at the holder's option, exchangeable for Ordinary Shares of, and unconditionally guaranteed on a senior unsecured basis by, International Power plc.

        The notes are convertible into Ordinary Shares of International Power plc at a conversion price of 267p at any time between 4 January 2001 and 23 November 2005. Each US$1,000 principal amount of notes will entitle the holder to convert into a US$1,000 paid up value of preference shares of International Power (Cayman) Limited. Investors may elect to receive their Ordinary Shares in the form of American Depositary Receipts.

        The "unput" convertible unsecured notes will be redeemed on 24 November 2005 at a redemption price of 112.4% of its principal amount. Accordingly the convertible bond is now shown within short-term liabilities.

22    Creditors: amounts falling due after more than one year

	31 December 2004	31 December 2003
	£m	£m
Other creditors	133	5
Bank loans (secured):

Between one and five years	1,330	262
Over five years	1,638	442

Total bank loans	2,968	704
Preferred equity facility	154	—

2% Convertible US Dollar Bonds 2005	—	62
3.75% Convertible US Dollar Bonds 2023	129	138

Total Bonds	129	200

Total creditors: amounts falling due after more than one year	3,384	909

        The bank loans are secured by fixed and floating charges over the assets of certain subsidiary undertakings. Substantially all of the Group's power stations, generating assets and other operating assets are financed under non-recourse facilities.

Preferred equity facility

        The preferred equity facility comprises US$300 million in preference shares issued by Impala Magpie Limited to Mitsui Power Ventures Limited for the purposes of financing the acquisition of the EME portfolio.

        Impala Magpie Limited is a 70% owned subsidiary of International Power plc and Mitsui Power Ventures Limited is a wholly-owned subsidiary of Mitsui & Co of Japan. Mitsui Power Ventures Limited is International Power's partner in IPM Eagle LLP, which is the new owner of the acquired EME portfolio.

        The preference shares entitle the holder to a preferred dividend coupon of USD LIBOR plus 2%. The preference shares are redeemable from 16 December 2008 and may also be redeemed if funds become available following the sale of certain assets.

        International Power (Impala) Limited, a wholly-owned subsidiary of International Power plc has granted Mitsui Power Ventures Limited a put option to sell 70% of the Preference Shares it holds on the date of exercise. The put option is exercisable in certain circumstances, including where Impala Magpie Limited fails to redeem the Preference Shares on maturity.

        International Power plc has agreed to guarantee International Power (Impala) Limited's obligations to Mitsui & Co of Japan and Mitsui Power Ventures Limited.

Convertible bonds

3.75% Convertible US Dollar Bonds

        On 22 August 2003, International Power (Jersey) Limited, a wholly-owned subsidiary company incorporated in Jersey, issued US$252.5 million 3.75% convertible notes due 2023, convertible into preference shares of International Power (Jersey) Limited at the holder's option, immediately exchangeable for Ordinary Shares of, and unconditionally guaranteed by, International Power plc.

        The notes are convertible into Ordinary Shares of International Power plc at a conversion price of 178p at any time between 2 October 2003 and 12 August 2023. Each US$1,000 principal amount of notes will entitle the holder to convert into a US$1,000 paid up value of preference shares of International Power (Jersey) Limited.

        The notes may be redeemed at the holder's option at their principal amount, together with accrued interest, to the date fixed for redemption.

        If the conversion option is not exercised, the convertible unsecured notes will be redeemed on 22 August 2023 at a redemption price equivalent to their principal amount.

Premium on redemption of convertible notes

        Provision is made for the possible premium on redemption of the 2005 and 2023 convertible bonds. This is included within the carrying amount of the bonds. At 31 December 2004, the amount accrued was £1 million (31 December 2003: £4 million). The finance cost charged in the profit and loss account comprises the aggregate of the coupon on the convertible unsecured notes and the proportion of the premium on redemption that relates to the financial year.

23    Provisions for liabilities and charges

	Deferred tax	Rationalisation and restructuring	Other	Total
	£m	£m	£m	£m
At 1 January 2004	205	9	24	238
On acquisition of subsidiary undertakings	130	—	17	147
Charged to profit and loss	15	—	1	16
Credited to profit and loss	(3)	(1)	—	(4)
Transfer to corporation tax	(2)	—	—	(2)
Foreign exchange	9	—	—	9

At 31 December 2004	354	8	42	404

        The majority of the rationalisation and restructuring provision relates to liabilities in respect of onerous property leases and employee-related compensation. Other provisions primarily comprise amounts provided for long service and annual leave liabilities and mine site restoration. These liabilities are not expected to arise in the short term.

24    Deferred taxation

        Deferred taxation accounted for in the consolidated balance sheet and the potential amounts of deferred taxation are:

	As at 31 December 2004	As at 31 December 2003
	£m	£m
Full potential deferred tax liabilities:
Tangible fixed assets accelerated capital allowances	(297)	(175)
Other timing differences	(108)	(21)
Dividends of overseas subsidiary undertakings	(16)	(16)

Total gross deferred tax liabilities	(421)	(212)
Less: deferred tax liabilities not provided	—	—

Total deferred tax liabilities provided	(421)	(212)
Full potential deferred tax assets:
Provisions	8	3
Tax losses	166	86
Other timing differences	20	35

Total gross deferred tax assets	194	124
Less: deferred tax assets not recognised	(127)	(117)

Total deferred tax asset recognised	67	7

Net deferred tax liability provided	(354)	(205)

        Deferred tax assets would be offset against suitable taxable profits when they arise.

        Of the £166 million deferred tax asset in respect of tax losses (gross losses £500 million), £109 million (gross loss £311 million) can be carried forward for a period of between 12 and 20 years, the balance can be carried forward indefinitely.

        An additional valuation allowance of £10 million has been made in the year. Unless there is significant improvement in underlying performance this valuation allowance is expected to remain in the near term.

25    Share capital

	Authorised Ordinary Shares of 50p		Issued and fully paid Ordinary Shares of 50p
	Number	£m	Number	£m
At 1 January 2002	1,700,000,000	850	1,117,558,463	559
Issue of shares under the Sharesave Scheme	—	—	3,057	—

At 31 December 2002	1,700,000,000	850	1,117,561,520	559

	Authorised Ordinary Shares of 50p		Issued and fully paid Ordinary Shares of 50p
	Number	£m	Number	£m
At 1 January 2003	1,700,000,000	850	1,117,561,520	559
Issue of shares under the Sharesave Scheme	—	—	1,944	—
Issue of shares under Executive Share Option Scheme	—	—	180,853	—
Shares bought back and cancelled	—	—	(10,652,323)	(5)

At 31 December 2003	1,700,000,000	850	1,107,091,994	554

	Authorised Ordinary Shares of 50p		Issued and fully paid Ordinary Shares of 50p
	Number	£m	Number	£m
At 1 January 2004	1,700,000,000	850	1,107,091,994	554
Increase in authorised share capital	566,000,000	283	—	—
Issue of shares	—	—	365,540,834	183
Issue of shares under the Sharesave Scheme	—	—	33,077	—
Issue of shares under Executive Share Option Scheme	—	—	603,161	—

At 31 December 2004	2,266,000,000	1,133	1,473,269,066	737

Rights Issue

        The Company's Rights Issue closed on 14 September 2004. A total of 366 million Ordinary Shares were issued at 82p per share in a 33 for 100 Rights Issue. Of the total £286 million raised (net of £14 million expenses), £183 million was credited to share capital and £103 million to the share premium account.

Deferred shares

        The Company has 21 Deferred Shares of 1 pence each in issue. These shares were issued to ensure the demerger was effected as efficiently as possible. The holders of Deferred Shares have no rights to receive dividends or to attend or vote at any general meeting.

Unclassified share

        Further to the redemption of the Special Share in August 2000, the Company's authorised share capital includes one unclassified share of £1.

Employee share schemes

a)    Share Option Plans

        The Company operates the following employee share plans for which shares may be issued by the Company out of authorised but unissued share capital upon exercise of options: the 2002 Performance Share Plan; the UK Approved and Unapproved Executive Share Option Plans; the Global Executive Share Option Plan; the UK Approved Sharesave Plan and the Global Sharesave Plan. The UK Approved Sharesave Plan and the Global Sharesave Plan are savings related and enable employees to invest up to a maximum of £250 per month.

		Sharesave Scheme		Executive Share Option Scheme
	Note	Number of Ordinary Shares	Weighted average exercise price	Number of Ordinary Shares	Weighted average exercise price
		million	pence	million	pence
Options outstanding at 31 December 2001	i	1.6	200	7.6	302
Granted		3.7	90	4.1	196
Exercised/lapsed	ii	(1.6)	188	(0.5)	322

Options outstanding at 31 December 2002	i	3.7	90	11.2	262
Granted		2.4	86	11.8	70
Exercised/lapsed	ii	(0.1)	90	(0.3)	70

Options outstanding at 31 December 2003		6.0	89	22.7	164
Adjusted post Rights Issue		0.3	57	3.3	140
Granted		—	—	6.4	124
Exercised/lapsed		(0.3)	87	(2.7)	134

Options outstanding at 31 December 2004	i	6.0	79	29.7	142

Options exercisable at 31 December 2004		—	—	7.2	266
Options exercisable at 31 December 2003		—	—	4.9	328
Options exercisable at 31 December 2002		—	—	2.3	347

i       Options outstanding

		Number of Ordinary Shares
	Option price	Date exercisable	Year ended 31 December 2004	Year ended 31 December 2003
Sharesave schemes	250.00p	2003	—	775
	188.00p 167.37p 178.06p 178.06p 80.12p 80.12p 97.93p 97.93p 70.33p 70.33p 97.93p 97.93p	2004 2006 2004 2006 2005 2007 2006 2008 2006 2008 2006 2008	— 10,082 7,496 6,631 1,100,049 2,693,549 119,227 72,817 888,915 780,259 128,354 156,103	12,159 8,976 6,780 7,592 1,076,670 2,492,950 291,557 216,667 875,724 748,259 118,400 151,834
Executive share option schemes	297.94p	1996-2003	—	52,935
	336.21p 272.55p 287.76p 343.73p 313.92p 331.42p 277.55p 209.22p 193.19p 174.50p 62.32p 123.53p	1997-2004 1998-2005 1999-2006 2000-2007 2001-2008 2002-2007 2003-2010 2004-2011 2004-2011 2005-2012 2006-2013 2007-2014	— 294,581 489,158 574,892 776,425 — 2,864,320 2,044,424 186,197 4,050,234 11,354,245 7,136,359	101,858 290,736 472,639 555,541 761,052 33,206 2,689,810 1,935,593 165,778 4,038,393 11,609,290 —
Performance Share Plan 2002	74.79p	2005-2006	4,276,215	3,807,057

Total options outstanding			40,010,532	32,522,231

        The weighted average remaining contractual life of options outstanding at 31 December 2004 is shown below:

Weighted average remaining contractual life
Years
Sharesave Schemes	3
Executive Share Option Schemes	7
Total options outstanding at 31 December 2004	7

ii      Options exercised

	Option price	Number of Options	Nominal value	Consideration
			£	£
31 December 2002
Sharesave Schemes	188.00p	3,057	1,529	5,747

Total options exercised during the year ended 31 December 2002		3,057	1,529	5,747

31 December 2003
Sharesave Schemes	70.00p	180,853	90,426	126,597
Executive Share Option Schemes	90.00p	1,944	972	1,750

Total options exercised during the year ended 31 December 2003		182,797	91,398	128,347

31 December 2004 (pre rights issue)
Sharesave Schemes	90.00p	28,275	14,138	25,448
Sharesave Schemes	79.00p	3,493	1,746	2,759
Executive Share Option Schemes	70.00p	603,161	301,580	422,213

Total options exercised during the year ended 31 December 2004		634,929	317,464	450,420

b)    2002 Performance Share Plan

        At the AGM in May 2002, shareholders approved the establishment of the 2002 Performance Share Plan. In respect of the 2003 award, the Company granted to the trustee an option to acquire 3,807,057 Ordinary Shares in the Company at an option price of 84 pence per share. Following the Rights Issue the number of shares under option was increased to 4,276,215 and the option price was adjusted to 74.79 pence per share. This option can only be exercised to the extent required to satisfy conditional awards made on 10 March 2003 under the Performance Share Plan. These conditional awards can only vest after the end of the relevant performance period and only to the extent to which the performance conditions have been achieved. The performance period ends on 31 December 2005. No shares were released in respect of this share plan during 2003.

c)     Managers' share bonus arrangements

        During 2004 a total of 571,710 shares in International Power were acquired in respect of a project incentive arrangement for staff (excluding Executive Directors) for a consideration of £887,497. These shares have been placed in an Employee Share Ownership Trust.

d      Employee Share Schemes

        The Group takes advantage of the exemption granted under UITF 17 (Employee Share Schemes) whereby no compensation expense need be recorded for SAYE employee schemes.

26    Reserves

	Share capital	Share premium account	Capital redemption reserve	Capital reserve	Profit and loss account	Total shareholders' funds—equity
	£m	£m	£m	£m	£m	£m
At 1 January 2002	559	289	140	422	260	1,670
Profit for the financial year	—	—	—	—	113	113
Other recognised gains and losses relating to the year (net)	—	—	—	—	(43)	(43)

At 31 December 2002	559	289	140	422	330	1,740

	Share capital	Share premium account	Capital redemption reserve	Capital reserve	Profit and loss account	Total shareholders' funds—equity
	£m	£m	£m	£m	£m	£m
At 1 January 2003	559	289	140	422	330	1,740
Share buyback	(5)	—	5	—	(13)	(13)
Purchase of own shares	—	—	—	—	(2)	(2)
Profit for the financial year	—	—	—	—	(219)	(219)
Other recognised gains and losses relating to the year (net)	—	—	—	—	15	15

At 31 December 2003 (restated)	554	289	145	422	111	1,521

	Share capital	Share premium account	Capital redemption reserve	Capital reserve	Profit and loss account	Total shareholders' funds—equity
	£m	£m	£m	£m	£m	£m
At 1 January 2004 (as previously stated)	554	289	145	422	113	1,523
Prior year adjustment	—	—	—	—	(2)	(2)

At 1 January 2004 (restated)	554	289	145	422	111	1,521
Rights issue	183	103	—	—	—	286
Profit for the financial year	—	—	—	—	94	94
Other recognised gains and losses relating to the year (net)	—	—	—	—	(39)	(39)
Dividend proposed	—	—	—	—	(37)	(37)

At 31 December 2004	737	392	145	422	129	1,825

        The share premium account, capital redemption reserve and capital reserve are not distributable.

        The application of UITF 38 (Accounting for ESOP trusts) has required the investment in International Power's own shares to be reclassified in the balance sheet as a deduction from shareholders' funds.

        A number of International Power plc Ordinary Shares are held in Employee Share Ownership Trusts (ESOTs). These shares are held by the ESOTs to meet awards made under a number of employee share plans (see note 25). At 31 December 2004, the ESOTs held a total of 3,607,734 International Power plc Ordinary Shares (2003: 3,003,312). At 31 December 2004, the market value of these shares was £5,492,775 (2003: £3,709,090). The maximum number of shares required to meet all outstanding awards (assuming full vesting of those awards) as at 31 December 2004 was 7,772,077 (2003: 4,649,228).

        The cumulative amount of goodwill set off to reserves prior to the adoption of FRS 10 on acquisition of subsidiary undertakings is £95 million (31 December 2003: £95 million).

27    Notes to the cash flow statement

a      Reconciliation of operating profit/(loss) to net cash inflow from operating activities

	Note	Year ended 31 December2004	Year ended 31 December2003	Year ended 31 December2002
		£m	£m	£m
Operating profit/(loss)		121	(279)	105
Impairment	9	—	404	103
Release of guarantee on sale of Elcogas	9	(11)	—	—

		110	125	208
Depreciation	14	85	108	111
Goodwill amortisation	13	—	—	(1)
Other amortisation		—	1	2
Loss on disposal of fixed assets		—	—	—
Movement in working capital:
Increase in stocks		(6)	(5)	(29)
Decrease/(increase) in debtors		8	(25)	19
Increase/(decrease) in creditors		1	(13)	(37)
Movement in provisions		—	(7)	3

Net cash inflow from operating activities		198	184	276

b      Dividends received from joint ventures and associates

	Year ended 31 December 2004	Year ended 31 December2003	Year ended 31 December2002
	£m	£m	£m
Dividends from joint ventures	10	10	12
Dividends from associates	59	91	103
Dividends from associates—exceptional	—	—	42

Total dividends received from associates and joint ventures	69	101	157

        To aid comparability dividends from KAPCO, which were previously classified as dividends from fixed asset investments, have been included in the share of associates' dividends for 2003 and 2002 in the above table.

c      Returns on investments and servicing of finance

	Year ended 31 December2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Other interest and dividends received	29	26	24
Debt and loan interest paid	(105)	(105)	(102)
Debt issue costs paid	(30)	(3)	(8)
Dividends paid to minority shareholders	(3)	(2)	(2)

Returns on investments and servicing of finance—ordinary	(109)	(84)	(88)
Returns on investments and servicing of finance—exceptional:
Refinancing and swap termination costs	(26)	(4)	(25)

Net cash outflow from returns on investments and servicing of finance	(135)	(88)	(113)

d      Capital expenditure and financial investment

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Purchase of tangible fixed assets:
Maintenance	(59)	(64)	(48)
Growth	(158)	(57)	(96)

Purchase of tangible fixed assets	(217)	(121)	(144)
Receipts from sale of fixed assets	—	1	—
Compensation for long-term performance shortfalls	5	56	—
Investment in joint ventures and associates	(64)	(8)	—
Return of investment in joint venture	4	—	—
Other financial investment	(1)	(2)	(2)
Cash paid in respect of net investment hedges	—	—	(13)

Net cash outflow from capital expenditure and financial investment—ordinary	(273)	(74)	(159)
Net cash outflow from capital expenditure and financial investment—exceptional:
Receipts from sale of fixed asset investment	—	11	—

Net cash outflow from capital expenditure and financial investment	(273)	(63)	(159)

e      Acquisitions and disposals

	Note	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
		£m	£m	£m
Purchase of EME portfolio	28	(1,060)	—	—
Purchase of Turbogás	28	(135)	—	—
Purchase of subsidiary undertakings	28	—	—	(144)
Net cash acquired with subsidiaries		52	—	—

Acquisitions and disposals—ordinary		(1,143)	—	(144)
Acquisitions and disposals—exceptional:
Receipts from partial disposal of investment in HUBCO		17	21	—
Receipts from sale of subsidiaries		—	3	—

Acquisitions and disposals—exceptional		17	24	—

Net cash (outflow)/inflow from acquisitions and disposals		(1,126)	24	(144)

f       Financing activities

	Note	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
		£m	£m	£m
Share buyback		—	(13)	—
Proceeds from share issue		286	—	—
Funding from minorities		165	—	—
Bank loans	29	617	(247)	210

Net cash inflow/(outflow) from financing		1,068	(260)	210

28    Acquisitions

        During the three accounting periods to 31 December 2004 the group made the following acquisitions, all of which have been accounted for by the acquisition method of accounting:

Year ended 31 December 2004

a)    Edison Mission Energy

        On 17 December 2004, International Power completed the acquisition of the international generation portfolio of Edison Mission Energy (the EME portfolio), in a 70:30 partnership with Mitsui Power Ventures Limited, a subsidiary of Mitsui & Co of Japan, for a consideration of US$2,079 million. The acquisition method of accounting has been adopted for the acquisition and the results have been consolidated since 17 December 2004. The completed acquisition includes all the EME portfolio, as detailed in the Shareholders' Circular dated 5 November 2004, except for: CBK, a 396 MW (net) hydro scheme in the Philippines; Tri Energy, a 175 MW (net) gas fired plant in Thailand and Doga, a 144 MW (net) gas fired plant in Turkey.

        The details of the transaction, results and provisional fair value adjustments arising from the change in ownership are shown below:

		Fair value adjustments
	Book Value	UK GAAP & accounting policy alignment	Revaluations	Fair value to the Group
	£m	£m	£m	£m
Intangible fixed assets	169	(169)	—	—
Tangible fixed assets	1,457	(162)	196	1,491
Investments	494	36	114	644
Stocks	9	—	—	9
Debtors: amounts due within one year	78	(11)	—	67
Debtors: amounts due after more than on eyear	15	28	37	80
Current investments	98	—	—	98
Cash at bank and in hand	31	—	—	31
Creditors: amounts falling due within one year	(93)	2	—	(91)
Creditors: amounts falling after more than one year	(1,269)	39	98	(1,132)
Provisions for liabilities and charges	(207)	149	(62)	(120)
Minority shareholders' interests	(2)	(1)	(1)	(4)

Total assets acquired	780	(89)	382	1,073

Consideration (including acquisition costs)				1,073

Satisfied by:
Cash consideration paid at balance sheet date				1,060
Cash consideration not yet paid at balance sheet date				13
Cash at bank and in hand acquired				(31)

Net cash outflow to the Group				1,042

        The EME portfolio generated a net cash inflow from operating activities of £7 million from 17 December 2004 to 31 December 2004.

        Mitsui Power Ventures Limited has a 30% minority interest in the total assets acquired net of the acquisition debt used to acquire the EME portfolio.

        EME prepares its accounts under US GAAP. The fair value adjustments for the alignment of accounting policies reflect the adoption of Group accounting policies, principally in respect of eliminating historical acquisition goodwill, eliminating historical step up adjustments to the carrying value of tangible fixed assets at acquisition, capitalisation and depreciation of outage costs, changing the asset recognition of certain power plants which sell their output under long-term PPA's from tangible fixed assets to finance lease debtors, taking derivatives for hedging off balance sheet and providing for deferred tax on timing differences rather than temporary differences.

        The revaluation adjustments are made to reflect the fair value of the net assets acquired and principally represent for tangible fixed assets the recognition of plant at the lower of depreciated replacement cost and value in use, the revaluation of debt instruments to market value, the recognition of unprovided amounts in respect of onerous contracts and other liabilities. The revaluation of investments comprises the Group's share of those revaluation adjustments outlined above applicable to the joint ventures and associates in which the Group has acquired an interest. No goodwill arises on acquisition.

        Due to the proximity of the acquisition to the balance sheet date, the fair values attributed to the EME portfolio are provisional and may be revised including the assessment of all deferred tax benefits achievable from the rebasing of assets in certain tax jurisdictions following the collation and estimation of all pertinent data.

        The fair values attributed to the EME portfolio are considered provisional until we have obtained all required information to complete the allocation. Under UK GAAP, the allocation of the purchase price has to be finalised for inclusion in the next financial statements. Any necessary adjustments to those provisional fair values and any adjustments to purchased goodwill should be incorporated in the financial statements for the first full financial year following the acquisition.

        The unaudited results of the EME portfolio, based on EME's accounting policies under US GAAP prior to the acquisition and excluding fair value adjustments arising from the acquisition, for the year ended 31 December 2003 and from 1 January 2004 to 16 December 2004 are shown below, expressed in US dollars. Therefore the numbers presented do not take account of the impact of the adjustments outlined above.

	Period from 1 January 2004 to 16 December 2004 (unaudited)	Year ended 31 December 2003 (unaudited)
	US$m	US$m
Results
Turnover	666	646

Operating profit	198	163

Profit on ordinary activities before taxation	233	162
Taxation	(31)	(40)

Profit on ordinary activities after taxation	202	122
Minority interests	(6)	(6)

Profit for the financial year	196	116

b)    Turbogás

        On 4 November 2004, International Power completed the acquisition of a 75% shareholding in the Turbogás 990 MW CCGT power station in Portugal, for a consideration of €195 million. The results of Turbogás have been consolidated from this date using the acquisition method.

        The details of the transaction and fair value adjustments arising from the change in ownership are shown below:

		Fair value adjustments
	Book Value	UK GAAP & accounting policy alignment	Revaluations	Fair value to the Group
	£m	£m	£m	£m
Tangible fixed assets	328	(323)	—	5
Stocks	6	—	—	6
Debtors: amounts due within one year	13	11	(2)	22
Debtors: amounts due after more than one year	—	432	66	498
Cash at bank and in hand	21	—	—	21
Creditors: amounts falling due within one year	(35)	—	—	(35)
Creditors: amounts falling after more than one year	(320)	—	—	(320)
Provisions for liabilities and charges	—	—	(27)	(27)

Total assets acquired	13	120	37	170

Minority shareholders' interests				(35)

Share of assets acquired				135

Satisfied by:
Cash consideration				135
Cash at bank and in hand acquired				(21)

Net cash outflow to the Group				114

        In the period from 4 November 2004 to 31 December 2004, Turbogás contributed £7 million to the Group's net operating cash flows, paid £2 million in respect of net returns on investments and servicing of finance and paid £1 million in respect of taxation.

        Turbogás prepares its accounts under Portuguese GAAP. The fair value adjustments for the alignment of accounting policies reflect the adoption of Group accounting policies, principally in respect of changing the asset recognition of the power plant, which sells its output under a long-term PPA, from a tangible fixed asset to a finance lease debtor.

        The revaluation adjustments are made to reflect the fair value of the net assets acquired and principally represent the revaluation of the finance lease debtor to fair value and the recognition of unprovided amounts in respect of tax liabilities. No goodwill arises on the acquisition.

        In the year ended 31 December 2003 the unaudited profit after tax of Turbogás (based on its accounting policies prior to the acquisition) was £4 million. In the period from 1 January 2004 to 3 November 2004 Turbogás recorded profit after tax of £14 million. No minority interests were reflected in these Turbogás results.

Year ended 31 December 2003

        In April 2003, the Group acquired a 20% interest in Arabian Power Company (Umm Al Nar). A US$440 million equity bridge facility was provided to Arabian Power Company in July 2003. The Group's obligation under the facility at 31 December 2003 is a letter of credit for US$88 million.

Year ended 31 December 2002

        On 13 July 2001, the Group acquired Rugeley Power Limited. Deferred consideration of £133 million (including accrued interest) was paid in January 2002 in respect of this acquisition.

        In addition, the Group made minor acquisitions and made final payments in respect of past acquisitions in 2002. These had an insignificant impact on the cash flows of the Group.

29    Net debt

Analysis of net debt

	1 January 2002	Exchange differences	Other non-cash movements	Cash flow	31 December 2002
	£m	£m	£m	£m	£m
Cash
Cash at bank and in hand	596	(4)	—	207	799

Liquid resources
Current asset investments	47	—	(4)	—	43

Debt financing
Loans due within one year	(112)	9	(715)	(29)	(847)
Loans due after more than one year	(1,180)	69	716	(181)	(576)
Convertible bond	(248)	24	(7)	—	(231)

Total debt financing	(1,540)	102	(6)	(210)	(1,654)

Net debt	(897)	98	(10)	(3)	(812)

	1 January 2003	Exchange differences	Other non-cash movements	Cash flow	31 December 2003
	£m	£m	£m	£m	£m
Cash
Cash at bank and in hand	799	10	—	(136)	673

Liquid resources
Current asset investments	43	7	—	20	70

Debt financing
Loans due within one year	(847)	56	63	197	(531)
Loans due after more than one year	(576)	(85)	(81)	38	(704)
Convertible bond	(231)	23	(4)	12	(200)

Total debt financing	(1,654)	(6)	(22)	247	(1,435)

Net debt	(812)	11	(22)	131	(692)

	1 January 2004	Exchange differences	On acquisition of subsidiaries (excluding cash)	Other non-cash movements	Cash flow	31 December 2004
	£m	£m	£m	£m	£m	£m
Cash
Cash at bank and in hand	673	(11)	—	—	(251)	411

Liquid resources
Current asset investments	70	1	98	—	32	201

Debt financing
Loans due within one year	(531)	34	(39)	466	(1)	(71)
Loans due after more than one year	(704)	(5)	(1,330)	(437)	(646)	(3,122)
Convertible bonds	(200)	13	—	(1)	30	(158)

Total debt financing	(1,435)	42	(1,369)	28	(617)	(3,351)

Net debt	(692)	32	(1,271)	28	(836)	(2,739)

30    Financial instruments and related disclosures

Policies

        Treasury policy seeks to ensure that adequate financial resources are available for the development of the Group's business whilst managing its currency, interest rate and counterparty credit risks. The Group's treasury policy is not to engage in speculative transactions. Group treasury acts within clearly defined guidelines that are approved by the Board.

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

b    Interest rate risk

        The Group's policy is to fix interest rates for a significant portion of the debt (53% as at 31 December 2004) using forward rate or interest rate swap agreements. The level of fixed interest rate debt will increase in 2005 as the hedging strategy for the EME international portfolio is implemented. Significant interest rate management programmes and instruments require the specific approval of the Board. The weighted average interest rate of fixed rate debt was 7%. Where project finance is utilised, our policy is to align the maturity of the debt with the contractual terms of the customer off-take agreement.

Interest rate risk profile of financial liabilities

        The interest rate profile of the financial liabilities of the Group as at 31 December was:

	31 December 2004			31 December 2003
	Total financial liabilities	Floating rate financial liabilities	Fixed rate financial liabilities	Total financial liabilities	Floating rate financial liabilities	Fixed rate financial liabilities
	£m	£m	£m	£m	£m	£m
Currency
Sterling	542	22	520	91	7	84
US Dollar	1,171	706	465	767	128	639
Australian Dollar	1,330	638	692	554	117	437
Euro	424	388	36	—	—	—
Czech Koruna	52	12	40	46	9	37
Others	15	1	14	15	—	15

Total	3,534	1,767	1,767	1,473	261	1,212

        All the Group's creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of financial liabilities. There are no material financial liabilities on which interest is not paid.

        The effect of the Group interest swaps was to classify £692 million of floating rate Australian Dollar borrowings, £103 million of floating rate US Dollar borrowings, £71 million of floating rate sterling borrowings, £40 million of floating rate Czech koruna borrowings and £36 million of floating rate Euro borrowings all at fixed rate in the above table.

        In addition to the above, the Group's provisions are considered to be floating rate financial liabilities as, in establishing the provisions, the cash flows have been discounted.

        The floating rate financial liabilities comprise bank borrowings bearing interest rates fixed in advance for various time periods up to 12 months by reference to LIBOR for that time period. The figures in the following tables below take into account interest rate and currency swaps used to manage the interest rate and currency profile of financial liabilities and financial assets.

	31 December 2004 Fixed rate financial liabilities		31 December 2003 Fixed rate financial liabilities
	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed
	%	Years	%	Years
Currency
Sterling	8.74	15	7.09	5
US Dollar	5.82	11	6.16	2
Australian Dollar	7.92	4	8.01	6
Euro	6.82	3	—	—
Czech Koruna	3.98	2	3.98	3
Others	7.25	2	7.25	3

Weighted average	7.49	9	6.84	4

c    Interest rate risk profile of financial assets

        The Group had the following financial assets as at 31 December 2004:

	31 December 2004			31 December 2003
	Total	Floating rate financial assets	Fixed rate financial assets	Total	Floating rate financial assets	Fixed rate financial assets
	£m	£m	£m	£m	£m	£m
Currency
Sterling	246	246	—	412	412	—
US Dollar	139	139	—	147	147	—
Australian Dollar	208	198	10	157	157	—
Euro	578	104	474	2	2	—
Czech Koruna	4	4	—	21	21	—
Others	18	18	—	7	7	—

Total	1,193	709	484	746	746	—

        The cash deposits comprise deposits placed in money market funds, and a variety of investments with maturities up to three months. All investments are in publicly quoted stocks or treasury instruments. Letters of credit totalling £97 million are supported on a cash collateral basis at 31 December 2004.

        The above table includes finance lease receivables which are analysed as follows:

	31 December 2004 Fixed rate financial assets		31 December 2003 Fixed rate financial assets
	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed
	%	Years	%	Years
Currency
Australian Dollar	7.15	3	—	—
Euro	7.89	14	—	—

Weighted average	7.87	14	—	—

d      Currency exposures

        Currency translation exposure.    In common with other international companies, the results of the Group's foreign operations are translated into sterling at the average exchange rates for the period concerned. The balance sheets of foreign operations are translated into sterling at the closing exchange rates. In order to hedge the net assets of foreign operations, borrowings are generally in the same currency as the underlying investment. The Group aims to hedge a reasonable proportion of its non-sterling assets in this way. It is our policy not to hedge currency translation through foreign exchange contracts or currency swaps.

        Currency transaction exposure.    This arises where a business unit makes actual sales and purchases in a currency other than its functional currency. Transaction exposure also arises on the remittance from overseas of dividends or surplus funds. The Group's policy is to match transaction exposure where possible, and hedge remaining transactions as soon as they are committed, by using foreign currency contracts and similar instruments.

        Currency exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations. For major currencies, it is not Group policy to hedge currency translation through forward contracts or currency swaps.

e      Maturity of financial liabilities

        The maturity profile of our financial liabilities, other than short-term creditors and accruals, was as follows:

	31 December 2004	31 December 2003
	£m	£m
In one year or less, or on demand	100	531
In more than one year but not more than two years	106	97
In more than two years but not more than five years	622	249
In more than five years	2,706	596

Total	3,534	1,473

f       Borrowing facilities

        The Group has substantial borrowing facilities available to it. The committed facilities available at 31 December 2004 in respect of which all conditions precedent have been met at that date amount to £700 million.

	31 December 2004			31 December 2003
	Facility	Undrawn	Available	Undrawn	Available
	£m	£m	£m	£m	£m
US$450 million Corporate revolving credit facility (October 2006)(1)	234	78	78	129	129
US$50 million ANP Funding 1 revolving credit facility (May 2010)	26	18	18	50	—
US$40 million ANP Funding 1 bank support facility (cancelled)	—	—	—	22	—
Czk 1,000 million EOP revolving credit facility (May 2007)	23	20	20	22	22
US$488 million Tihama term facility (December 2021)	254	181	181	—	—
AU$92 million Canunda facility (December 2014)	38	12	12	—	—
£30 million Corporate letter of credit facility(2)	30	11	11	1	1
£95 million subsidiary facilities in various currencies	95	66	66	7	3

Total	700	386	386	231	155

(1)
The drawn element of the US$450 million Corporate revolving credit facility relates to letters of credit issued.

(2)
These facilities include a £30 million letter of credit facility which becomes committed for any letters of credit that have been drawn. At 31 December 2004, £19 million of letters of credit had been drawn from this facility.

        Uncommitted facilities available at 31 December 2004 were:

	31 December 2004			31 December 2003
	Total	Drawn	Undrawn	Total	Drawn	Undrawn
	£m	£m	£m	£m	£m	£m
Facility
Bank borrowing and overdraft facilities	22	—	22	25	—	25
ANP Funding 1 working capital facility	31	—	31	—	—	—
£13 million subsidiary facilities in various currencies	13	3	10	5	—	5

	66	3	63	30	—	30

        Bank borrowing facilities are normally reaffirmed by the banks annually although they can theoretically be withdrawn at any time.

g      Fair values of financial assets and liabilities

        Set out below is a comparison by category of book values and fair values of all the Group's financial assets and liabilities as at 31 December 2004:

Primary financial instruments held or issued to finance the Group's operations

	31 December 2004		31 December 2003
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Short-term borrowings and current portion of long-term borrowings	(100)	(100)	(531)	(531)
Long-term borrowings	(3,434)	(3,465)	(942)	(953)
Cash deposits and current asset investments	1,193	1,193	746	746

Derivative financial instruments held to manage the interest rate, currency profile and exposure to energy prices

	Year ended 31 December 2004					Year ended 31 December 2003
	Book value	Fair value	Gain/ (loss)	Gross gain	Gross (loss)	Gross gain	Gross (loss)
	£m	£m	£m	£m	£m	£m	£m
Interest rate swaps and similar instruments	—	(38)	(38)	—	(38)	—	(38)
Energy derivatives	—	16	16	90	(74)	100	(63)

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

  (iii)
  The fair value of long-term borrowings and interest rate swaps has been calculated using market prices when available or the net present value of future cash flows arising.

  (iv)
  The fair value of the Group's forward exchange contracts, foreign currency swaps and foreign currency options has been calculated using the market rates in effect at the balance sheet dates.

  (v)
  The fair value of energy derivatives is measured using value at risk and other methodologies that provide a consistent measure of risk across diverse energy products. Within the above fair values, only the financial assets and liabilities have been marked-to-market as defined by the requirements of the accounting standard.

h      Hedges

        As explained above, the Group's policy is to hedge the following exposures:

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

        Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised or expires. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Debt	Foreign exchange	Energy derivatives	Total net gain/(loss)
	£m	£m	£m	£m
Unrecognised gains and (losses) on hedges at 1 January 2004	(38)	—	37	(1)
Gains and (losses) arising in previous years that were recognised in the year ended 31 December 2004	(15)	—	33	18

Gains and (losses) arising in previous years that were not recognised in the year	(23)	—	4	(19)
Gains and (losses) arising in the year ended 31 December 2004 that were not recognised in the year	(15)	—	12	(3)

Unrecognised gains and (losses) on hedges at 31 December 2004	(38)	—	16	(22)

Of which:
Gains and (losses) expected to be recognised in the year ending 31 December 2005	(2)	—	16	14
Gains and losses expected to be recognised in the year ending 31 December 2006 or later	(36)	—	—	(36)

        The hedging of structural currency exposures associated with foreign currency net investments is recognised in the consolidated balance sheet.

i       Counterparty credit risk

        The Group's policy is to manage its credit exposure to trading and financial counterparties within clearly defined limits. Energy trading activities are strictly monitored and controlled through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures in each of our key regions. Counterparty exposure via customer offtake agreements is monitored and managed by the local asset team with assistance from Group treasury where appropriate. In addition, Group treasury manages the Group wide counterparty credit exposure on a consolidated basis, with the active and close involvement of the global risk manager. Financial counterparty credit exposure is limited to relationship banks and commercial paper with strong investment grade credit ratings.

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

31    Commitments

Lease and capital commitments

	Year ended 31 December 2004	Year ended 31 December 2003
	£m	£m
Capital commitments: contracted but not provided	182	75
Property leases (annual commitment):
Expiring within one year	1	1
Expiring between one and five years	—	—
Expiring after five years	5	5

Fuel purchase and transportation commitments

        At 31 December 2004, the Group's subsidiaries had contractual commitments to purchase and/or transport coal and fuel oil. Based on contract provisions, which consist of fixed prices, subject to adjustment clauses in some cases, these minimum commitments are currently estimated to aggregate £107 million (2003: £117 million) expiring within one year, £195 million (2003: £90 million) expiring between one and five years and £98 million (2003: £89 million) expiring after more than five years.

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

    RWE npower has agreed to indemnify International Power on an after-tax basis to the extent of 50% of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings to the extent such liability is not insured by Electra Insurance Limited.

  (ii)
  In 1994 separate complaints were made by the National Association of Licensed Opencast Operators (NALOO) and the South Wales Small Miners Association (SWSMA) to the European Commission against the Company, PowerGen plc, British Coal Corporation and HM Government.

    The complaint alleges violations of EU competition law arising out of the coal purchasing arrangements entered into by the CEGB prior to 1 April 1990 and requests the Commission to find that the CEGB's practices violated EU law. NALOO and SWSMA allege that such a finding would be grounds for a claim for damages in the English courts by their respective members. Appeals against the Commission findings were brought by NALOO and SWSMA. The SWSMA appeal was initially ruled out of time, but on appeal a faction was allowed to proceed. Progress with this claim will be influenced by the outcome of the NALOO appeal. At first instance, the European Court ruled that the Commission is under an obligation to investigate the complaint by NALOO. The Company, PowerGen plc, British Coal Corporation and the Commission appealed against the ruling to the European Court of Justice which delivered a judgement on 2 October 2003 for the main part dismissing the appeal. In its judgement, the court decided that the Commission has the power to investigate and the matter is now with the Commission for consideration. It is not practicable to estimate legal costs or possible damages, at this stage. The Commission ruled on the complaint in 1998 and did not make any findings against the Company.

    RWE npower has agreed to indemnify International Power on an after-tax basis to the extent of 50% of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings.

        The Directors are of the opinion, having regard to legal advice received, the Group's insurance arrangements and provisions carried in the balance sheet, that it is unlikely that the matters referred to above will, in aggregate, have a material effect on the Group's financial position, results of operations or liquidity.

b      Taxation

        The Company is aware of a number of issues which are, or may be, the subject of disputes with the tax authorities in the territories where the Group has operations. The Directors are of the opinion, having regard to the professional advice received, that adequate provision has been made for the settlement of any taxation liabilities that might arise.

c      Bonds and guarantees

        Various growth and expansion projects are supported by bonds, letters of credit and guarantees issued by the Company totalling £459 million.

        Energy trading activities relating to merchant plant are supported by letters of credit and guarantees totalling £111 million.

d      Rugeley compensation

        The amount of compensation to be received by Rugeley, in respect of the termination of the tolling agreement with TXU Europe, has been agreed with the administrators of TXU Europe. Rugeley expects to receive compensation of between £73 million and £84 million. A first dividend distribution (estimated at £50 million) is anticipated at the end of March 2005, and the remainder later in 2005 and early 2006. The majority of this settlement will be used to repay project debt at Rugeley.

33    Related party transactions

Operations and maintenance contracts

        In the course of normal operations, the Group has contracted on an arm's length basis to provide power station operation and maintenance services to joint ventures and associated undertakings. During the year the Group derived income of £37 million (year ended 31 December 2003: £37 million) from these arrangements. Included in creditors is £7 million (2003: £nil) in relation to these contracts.

34    Post balance sheet events

        In February 2005, International Power completed the acquisition of a 40% shareholding in Uch, a 586 MW gas fired plant in Pakistan. The entire output from the plant is sold to WAPDA under a long-term PPA until 2023.

35    Events subsequent to the date of the auditors' report—unaudited

Rugeley compensation

        Subsequent to the date of the Annual Report, Rugeley received the first dividend distribution of £53 million from TXU Europe in respect of compensation for the termination of the tolling agreement. The majority of this settlement has been used to repay project debt.

36    Financial information prepared under US Generally Accepted Accounting Principles (GAAP)

        International Power's financial information is prepared in accordance with UK GAAP, which differs in certain significant aspects from US GAAP. The effects of such differences on net income and shareholders' funds—equity are set out below. The effect of minority interests on US GAAP adjustments have been separately analysed in the reconciliations below. Prior years have been adjusted accordingly.

Effect on profit/(loss) after tax (net income) of significant differences between UK and US GAAP

	Note	Year ended 31 December 2004	Year ended 31 December 2003 (restated)	Year ended 31 December 2002 (restated)
		£m	£m	£m
Net income
Profit/(loss) attributable to ordinary shareholders under UK GAAP		94	(219)	113
Adjustments:
Pensions	(a)	—	—	2
Impairment of plant:	(b)
Impairment of US plant		—	404	—
Reinstatement of HUBCO impairment		—	(35)	—
Release on partial disposal of HUBCO		7	—	—
Impact on depreciation charge		(26)	(7)	(3)
Impairment of UK plant		—	—	102
Purchase accounting and goodwill:	(c)
Impairment of goodwill		—	(28)	(51)
Fair value and purchase accounting		3	3	2
Deemed acquisition of KAPCO		—	15	(30)
Development expenditure	(d)	2	1	1
Onerous property lease provision	(e)	1	2	—
Liquidated damages and associated costs	(f)	3	(19)	(71)
Insurance recovery	(g)	6	—	—
Derivatives and hedging activities	(h)	(29)	5	(18)
Deferred finance costs	(i)	(5)	12	—
Disposal of investments	(j)	3	1	—
Restructuring costs	(k)	—	(3)	3
Income taxes	(m)	(9)	1	(16)
Stock compensation schemes	(n)	(8)	(2)	—
Retranslation of foreign currency denominated subsidiary	(o)	—	—	18
Tax effect of US GAAP adjustments		18	(114)	19
Minority interest effect of US GAAP adjustments		1	(2)	1

Net income under US GAAP before cumulative effect of accounting policy changes		61	15	72
Cumulative effect of US GAAP accounting policy changes:
Impairment of goodwill	(c)	—	—	(44)

Net income under US GAAP		61	15	28

Effect of restatement:
Net (loss)/income under US GAAP, as previously reported	(17)	73
Deemed acquisition of KAPCO (see note c)	15	(30)

Net (loss)/income under US GAAP, before restatement	(2)	43
Effect of the restatement of derivatives and deferred tax	17	(15)

Net income under US GAAP, as restated	15	28

	Year ended 31 December
	2004		2003		2002
Earnings/(loss) per ordinary share:
Earnings/(loss) per share under US GAAP before cumulative effect of accounting policy changes
Basic:
Before the effect of the restatement of derivatives and deferred tax	4.7	p	(0.2)	p	7.0	p
Effect of restatement to net income	—		1.4	p	(1.2)	p

Total	4.7	p	1.2	p	5.8	p

Diluted:
Before the effect of the restatement of derivatives and deferred tax	4.6	p	(0.2)	p	7.0	p
Effect of restatement to net income	—		1.4	p	(1.2)	p

Total	4.6	p	1.2	p	5.8	p

Earnings/(loss) per share under US GAAP after cumulative effect of accounting policy changes
Basic:
Before the effect of the restatement of derivatives and deferred tax	4.7	p	(0.2)	p	3.4	p
Effect of restatement to net income	—		1.4	p	(1.2)	p

Total	4.7	p	1.2	p	2.2	p

Diluted:
Before the effect of the restatement of derivatives and deferred tax	4.6	p	(0.2)	p	3.4	p
Effect of restatement to net income	—		1.4	p	(1.2)	p

Total	4.6	p	1.2	p	2.2	p

Earnings/(loss) per ADS:
Earnings/(loss) per ADS* before cumulative effect of accounting policy changes
Basic:
Before the effect of the restatement of derivatives and deferred tax	£0.47		£(0.02)		£0.70
Effect of restatement to net income	—		£0.14		£(0.12)

Total	£0.47		£0.12		£0.58

Diluted:
Before the effect of the restatement of derivatives and deferred tax	£0.46		£(0.02)		£0.70
Effect of restatement to net income	—		£0.14		£(0.12)

Total	£0.46	£0.12	£0.58

Earnings/(loss) per ADS* after cumulative effect of accounting policy changes
Basic:
Before the effect of the restatement of derivatives and deferred tax	£0.47	£(0.02)	£0.34
Effect of restatement to net income	—	£0.14	£(0.12)

Total	£0.47	£0.12	£0.22

Diluted:
Before the effect of the restatement of derivatives and deferred tax	£0.46	£(0.02)	£0.34
Effect of restatement to net income	—	£0.14	£(0.12)

Total	£0.46	£0.12	£0.22

*
Calculated using a ratio of ten ordinary shares to one ADS.

        The earnings/(loss) per share has been adjusted for the Rights Issue in the second half of 2004.

Effect on shareholders' funds—equity of significant differences between UK and US GAAP

	Note		As at 31 December 2004	As at 31 December 2003 (restated)
			£m	£m
Shareholders' funds—equity
Total shareholders' funds—equity under UK GAAP			1,825	1,521
Adjustments:
Pensions	(a	)	10	10
Impairment of plant	(b	)	508	557
Purchase accounting and goodwill	(c	)	121	(24)
Development expenditure	(d	)	(13)	(15)
Onerous property lease provision	(e	)	—	(1)
Liquidated damages and associated costs	(f	)	(131)	(144)
Insurance recovery	(g	)	6	—
Derivatives and hedging activities	(h	)	(50)	1
Deferred finance costs	(i	)	6	12
Dividends paid and proposed	(l	)	37	—
Income taxes	(m	)	(235)	(48)
Stock compensation schemes	(n	)	—	(3)
Deconsolidation of variable interest entities	(p	)	(7)	—
Cumulative tax effect of US GAAP adjustments			(61)	(91)
Cumulative minority interest effect of US GAAP adjustments			38	(8)

Total shareholders' funds—equity under US GAAP			2,054	1,767

Effect of restatement:
Total shareholders' funds—equity under US GAAP, as previously reported				1,780
Deemed acquisition of KAPCO (see note c)				(4)

Total shareholders' funds—equity under US GAAP, before restatement				1,776
Effect of restatement of derivatives and deferred tax				(9)

Total shareholders' funds—equity under US GAAP, as restated				1,767

Significant differences between UK and US accounting principles

Restatement

        The net income restatement in 2003 increasing net income by £17 million (2002: reduction of £15 million) relates to certain derivatives where the hedge effectiveness documentation prepared at inception is no longer considered to support hedge accounting (increase in net income £26 million; 2002 reduction in net income £15 million), net of the elimination of a deferred tax asset in respect of derivative instruments (decrease in net income in 2003 of £9 million). This has an impact of reducing shareholders' funds—equity by £9 million as at 31 December 2003.

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

  •
  UK GAAP allows measurements of plan assets and liabilities to be based on the result of the latest actuarial valuation. US GAAP requires measurement of plan assets and liabilities to be made at the date of the financial statements or up to three months prior to that date. A valuation was performed as at 31 December 2004 in accordance with SFAS No. 87.

        For the purposes of disclosure in accordance with US GAAP, the pension costs of our major defined benefit pension plans have been presented in accordance with the requirements of SFAS 87 and SFAS 132 in the following tables.

        The funded status of our major defined pension plans under SFAS No. 87 is as follows:

	As at 31 December 2004	As at 31 December 2003	As at 31 December 2002
	£m	£m	£m
Change in benefit obligation
Benefit obligation at start of period	107	79	64
Acquisitions/divestitures/combinations	55	—	—
Service cost	5	5	3
Interest cost	7	6	4
Employee contributions	2	2	2
Curtailments	1	—	—
Plan amendments	—	—	1
Actuarial loss	12	10	7
Benefit payments and expenses	(3)	(2)	(1)
Exchange rate (gain)/loss	(2)	7	(1)

Benefit obligation at end of period	184	107	79

Change in plan assets
Fair value of plan assets at start of period	99	74	75
Actual return on plan assets	16	11	(6)
Company contributions	6	5	4
Employee contributions	2	2	2
Acquisitions/divestitures/combinations	40	—	—
Benefit payments and expenses	(3)	(2)	(1)
Exchange rate (loss)/gain	(2)	9	—

Fair value of plan assets at end of period	158	99	74

Reconciliation of funded status and total amount recognised
Funded status at end of period	(25)	(8)	(5)
Unrecognised net loss	19	19	13
Unrecognised prior service cost	1	1	1

(Accrued)/prepaid pension cost	(5)	12	9

Amounts recognised in the Statement of Financial Position at the end of the year
Prepaid benefit cost	12	14	12
Accrued benefit liability	(18)	(5)	(3)
Intangible asset	—	1	—
Accumulated other comprehensive income	1	2	—

Total recognised	(5)	12	9

        The net periodic pension cost under SFAS No. 87 comprised:

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Service cost	5	5	3
Interest cost	7	6	4
Expected return on assets	(7)	(5)	(5)
Amortisation of:
Unrecognised (gains) and losses	1	—	—
FAS 88 Impact loss/(gain) due to settlements/curtailments and terminations	1	—	—

Net periodic pension cost under US GAAP	7	6	2

Additional information
Increase in minimum liability included in other comprehensive income	1	2	—

        The weighted average assumptions used to determine benefit obligations at 31 December were:

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Discount rate	4.99%	6.40%	6.20%
Rate of compensation increases	4.25%	4.20%	3.90%
Pension increases	1.78%	2.90%	2.50%

        The weighted average assumptions used to determine expense at 31 December were:

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Discount rate	6.38%	6.20%	6.50%
Expected return on assets	7.00%	7.00%	6.70%
Rate of compensation increases	4.16%	3.90%	4.00%
Pension increases	1.54%	2.50%	2.60%

Plan assets

        International Power's pension plans' weighted average allocations at 31 December by asset category are as follows:

	At 31 December 2004	At 31 December 2003
Equities	69%	71%
Bonds	17%	20%
Other	14%	9%

Total	100%	100%

b    Impairment of plant

        Under UK GAAP, an impairment provision is recognised when the discounted future cash flows are less than the carrying amount of the related assets. Under US GAAP, an impairment provision for assets is made when the undiscounted expected future cash flows fail to recover the carrying amounts of the related assets. Accordingly, a US GAAP difference arises when the carrying amount of the assets is greater than the discounted future cash flows but less than the undiscounted future cash flows. This difference in the carrying value results in different levels of depreciation under UK and US GAAP.

        Under UK GAAP, an impairment may be reversed when the recoverable amount exceeds the carrying amount. Under US GAAP, recognition of subsequent recoveries in fair value is prohibited. Accordingly, the HUBCO impairment reversed in 2003 under UK GAAP is reinstated for US GAAP. A portion of the impairment has been adjusted through the profit and loss account in 2004, following the disposal of a partial holding in HUBCO.

c    Purchase accounting and goodwill

        Under UK GAAP, goodwill arising on acquisitions after 1 April 1998, accounted for under the purchase method, is capitalised in the balance sheet and amortised over a period not exceeding 20 years. Prior to that date such goodwill arising on acquisitions was and remains eliminated against reserves. Under US GAAP, goodwill arising on purchase business combinations is capitalised in the balance sheet. With effect from 1 January 2002 goodwill is not subject to amortisation but is evaluated for impairment in accordance with applicable accounting literature. Goodwill impairments were recorded in 2003 under US GAAP.

        Under UK GAAP, when there is a change in the level of influence over the financial and operating policy decisions of an undertaking such that a trade investment becomes an associate (and thus the equity method of accounting is adopted), a deemed acquisition arises where it is necessary to apply the rules on piecemeal acquisitions. Under UK GAAP the effects of the change are recorded prospectively from the date of deemed acquisition and the deemed consideration equates to the carrying value of the trade investment at that date. Under US GAAP the results of operations (current and prior periods presented) and retained earnings are adjusted retrospectively in a manner consistent with the accounting for a step-by-step acquisition.

d    Development expenditure

        Under UK GAAP, the Group capitalises certain development expenditure as described in more detail in the Principal accounting policy note viii. US GAAP requires such costs to be expensed as incurred.

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

        Those receipts that relate to compensation for plants not achieving long-term contractual performance levels are recorded as a reduction in the cost of the assets under both UK and US GAAP.

g    Insurance recovery

        Under UK GAAP, an insurance recovery has been recorded as a reduction in the capitalised cost of the relevant replacement assets. Under US GAAP, even though the insurance proceeds have been used to finance replacement parts, the cost base in the balance sheet is not adjusted and the difference between the insurance receipts and the carrying value of replaced assets is recognised in the profit and loss account. This difference in the asset cost results in different levels of depreciation under UK and US GAAP.

h    Derivatives and hedging activities

        Under UK GAAP, the Group recognises only derivatives of a speculative nature at fair value on the balance sheet with related gains and losses charged or credited to the profit and loss account. Gains and losses arising on other derivative instruments are deferred until the hedged transactions actually occur.

        Under US GAAP, the Group recognises all qualifying derivatives (including certain derivatives embedded in other instruments) at fair value on the balance sheet. Gains and losses arising on derivatives that do not meet the US GAAP hedge accounting criteria, along with the accretion of the discounted value of debt where bifurcation is required, are recognised in the profit and loss account. Gains and losses on the Group's derivatives that qualify for cash flow hedge accounting are initially recognised in reserves (to the extent that the hedge is effective) and subsequently reclassified to profit and loss account as the hedged item impacts earnings. Any ineffective element of these hedges is immediately recognised in earnings.

i    Deferred finance costs

        For UK GAAP purposes an exceptional interest charge of £12 million has been recorded in 2003 in relation to the write off of deferred costs in respect of the ANP bank facility. In 2004, costs incurred specifically to finalise the restructured debt were capitalised and are being amortised over the revised term of the debt.

        Under US GAAP, the restructured debt was deemed an extension of the existing facility. Accordingly, the unamortized deferred financing costs of the original facility remain capitalised and are being amortised over the revised term of the debt. Additionally, in 2004 only costs paid directly to the lender have been capitalised. These differences give rise to different amortisation charges.

j    Disposal of investments

        Applying the accounting differences between UK and US GAAP can result in differences in the carrying values of net assets under UK and US GAAP. As a consequence of this, different gains and losses may result in the subsequent disposal of the asset.

k    Restructuring costs

        Under UK GAAP, when a decision has been taken to restructure the business and a constructive obligation has been created to meet the qualifying expenditure, the necessary provision is made. Under US GAAP, for exit or disposal activities initiated before 31 December 2002, the requirements for charging restructuring costs to income were more prescriptive and included the need for all significant actions arising from the restructuring plan to be determined and the completion dates to be identified by the balance sheet date. Accordingly, the charge for restructuring costs made under UK GAAP in 2002 was reversed and charged to the profit and loss account in 2003 under US GAAP.

l    Dividends paid and proposed

        Under UK GAAP, final ordinary dividends are recognised in the financial year in respect of which they are proposed by the Board of Directors. Under US GAAP, such dividends are not recognised until they are formally approved at the following Annual General Meeting.

m    Income taxes

        Under UK GAAP a deferred tax asset or liability is not recognised on the difference between the tax and book values of an asset or liability that existed at the date of a business combination. Under US GAAP, deferred tax is recognised on this difference. US GAAP is generally more prescriptive in its requirements for provisioning for potential tax exposures. This can lead to differences in provision levels under UK and US GAAP.

n    Stock compensation schemes

        Under UK GAAP, no cost is recorded for the Sharesave Scheme. For other stock compensation schemes, the intrinsic value, being the difference between the market value of the shares at the grant date and the option price, is charged over the period of performance to which the award relates (the vesting period). Under US GAAP, the compensation expense for both schemes is measured based on the difference between the market value of the shares at the date of grant and the option price and is spread over the same vesting period. Share options which are exercisable if certain performance criteria are achieved are accounted for as variable awards and compensation expense is calculated at the end of each year by reference to the market price of the shares that are considered likely to vest and are recognised over the vesting period.

        We have adopted the disclosures of SFAS 123, Accounting for Stock-Based Compensation, but we continue to measure our stock-based compensation cost in accordance with APB 25 and its related interpretations. If we had measured our compensation expense based on the fair value method of SFAS 123, the net income would have been the illustrative amounts shown below:

	Year ended 31 December 2004		Year ended 31 December 2003		Year ended 31 December 2002
	£m		£m		£m
Net income under US GAAP:
As restated	61		15		28
Add back: Compensation expense under APB 25 (net of tax)	6		1		—
Deduct: Compensation expense under SFAS 123 (net of tax)	(2)		(3)		(3)

Illustrative	65		13		25

Basic earnings per share*
As reported	4.7	p	1.2	p	2.2	p
Illustrative	5.0	p	1.0	p	2.0	p
Diluted earnings per share
As reported	4.6	p	1.2	p	2.2	p
Illustrative	4.9	p	1.0	p	2.0	p

*
The earnings per share for 2003 and 2002 have been adjusted for the Rights Issue in the second half of 2004.

        The weighted average fair value of Executive Share Options granted to employees during the year ended 31 December 2004 was £1.24 (year ended 31 December 2003: £0.20).

        No Sharesave Scheme Options were granted to employees during the year ended 31 December 2004 (year ended 31 December 2003: £0.39).

        The fair value of grants made during the year have been estimated using the Black-Scholes option pricing model. The key assumptions used by us are summarised below:

	Risk-free Interest	Expected Life	Volatility	Dividend yield
	%	Years	%	%
Share Option Scheme
1996 Executive share option scheme	8.09	3 to 10	24.50	4.60
1997 Executive share option scheme	8.22	3 to 10	24.50	6.20
1997 Sharesave scheme—5 year period before exercise	7.80	5 to 5.5	24.50	6.10
1998 Executive share option scheme	6.89	3 to 10	32.50	4.90
1998 Sharesave scheme—5 year period before exercise	6.90	5 to 5.5	32.50	4.70
1999 Executive share option scheme	5.48	3 to 10	37.50	5.32
1999 Sharesave scheme—5 year period before exercise	5.40	5 to 5.5	37.50	5.27
1999 Sharesave scheme—3 year period before exercise	5.45	3 to 3.5	37.50	5.27
2000 Executive share option plans (approved and unapproved)	5.21	3 to 10	39.00	Nil
2000 Sharesave scheme—5 year period before exercise	5.50	4 to 5	42.00	Nil
2000 Sharesave scheme—3 year period before exercise	5.61	2 to 3	47.00	Nil
2001 Executive share option scheme (22 March 2001)	4.59	3 to 10	40.61	Nil
2001 Executive share option scheme (19 September 2001)	4.96	3 to 10	42.26	Nil
2001 Sharesave scheme (18 April 2001)—5 year period before exercise	4.97	5.2 to 5.7	53.20	Nil
2001 Sharesave scheme (18 April 2001)—3 year period before exercise	4.88	3.2 to 3.7	61.09	Nil
2001 Sharesave scheme (11 October 2001)—5 year period before exercise	5.15	5.1 to 5.6	45.80	Nil
2001 Sharesave scheme (11 October 2001)—3 year period before exercise	5.12	3.1 to 3.6	50.45	Nil
2002 Executive share option scheme (24 May 2002)	5.26	3 to 10	43.49	Nil
2002 Sharesave scheme (1 October 2002)—5 year period before exercise	4.32	5.2 to 5.7	44.32	Nil
2002 Sharesave Scheme (1 October 2002)—3 year period before exercise	4.09	3.2 to 3.7	47.92	Nil
2003 Executive share option scheme (10 March 2003)	4.09	3 to 10	22.33	Nil
2003 Global Executive share option plan (10 March 2003)	4.09	3 to 10	22.33	Nil
2003 Sharesave scheme (3 October 2003) 5 year period before exercise	4.62	5.2 to 5.7	26.41	Nil
2003 Sharesave scheme (3 October 2003) 3 year period before exercise	4.45	3.2 to 3.7	28.20	Nil
2003 Global Sharesave plan (17 January 2003) 5 year period before exercise	4.24	5.2 to 5.7	26.98	Nil
2003 Global Sharesave plan (17 January 2003) 3 year period before exercise	4.04	3.2 to 3.7	28.14	Nil
2003 Global Sharesave plan (3 October 2003) 5 year period before exercise	4.62	5.2 to 5.7	26.41	Nil
2003 Global Sharesave plan (3 October 2003) 3 year period before exercise	4.45	3.2 to 3.7	28.20	Nil
2004 Executive share option scheme (2 March 2004)	4.55	3.5 to 4.0	30.00	1.94
2004 Global Executive share option plan (2 March 2004)	4.55	3.5 to 4.0	30.00	1.94

o    Retranslation of foreign currency denominated subsidiary

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

p    Deconsolidation of variable interest entities

        Under UK GAAP, an entity where the Group holds over 50% of the equity voting rights and has control over the strategy of the entity is 100% consolidated into the Group's balance sheet and a minority interest share is excluded from shareholders' funds—equity.

        In December 2003, the US Financial Accounting Standards Board issued FIN 46R. This statement is an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, and addresses the consolidation of variable interest entities (VIEs). FIN 46R requires the consolidation of a VIE by the primary beneficiary if the majority of the expected losses are absorbed and/or a majority of the entity's expected residual returns are received by the primary beneficiary.

        An entity is a VIE if the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or as a group the holders of the equity investment at risk lack the characteristics of a controlling financial interest, such as the ability through voting rights to make decisions about an entity's activities, the obligation to absorb the expected losses of the entity and the right to receive the expected residual returns of the entity.

        Under the provisions of FIN 46R the Group has deconsolidated three entities:

Subsidiary	% ownership	Region
Al Kamil Company SAOG	65%	Middle East
Perth Power Partnership	70%	Australia
Thai National Power Co. Limited	100%	Asia

        Each of the deconsolidated entities holds power generation assets with long-term sales contracts. An analysis of the sales contracts identified that the Group does not absorb the majority of the expected losses and expected residual returns of these entities and therefore cannot be the primary beneficiary as defined by FIN 46R. The impact of deconsolidating these investments on the UK GAAP balance sheet line items at 31 December is shown below:

31 December 2004
£m
Balance sheet:
Fixed assets	(142)
Fixed asset investments: associates	37
Current assets	(37)
Creditors due within 1 year	27
Creditors due after 1 year	106
Provisions	2

Net assets	(7)

Shareholders' funds	—
Minority interest	(7)

Equity	(7)

q    Statement of cash flows: basis of preparation

        Our statement of cash flows is prepared in accordance with FRS 1 Cash Flow Statements, the objectives and principles of which are substantially consistent with SFAS 95 "Statement of Cash Flows" under US GAAP. The principal differences between FRS 1 and SFAS 95 relate to classification.

        The format of the UK statement employs nine headings compared with three in SFAS 95. The cash flows within the UK headings of "Net cash inflow from operating activities", "Dividends received from associates and joint ventures", "Returns on investments and servicing of finance" and "Tax" would all be included as operating activities under SFAS 95. Cash flows from "capital expenditure and financial investment" and "acquisitions and disposals" would be included as investing activities under SFAS 95. "Equity dividends paid" and "Financing" would be included as financing activities under SFAS 95.

        In addition, under FRS 1, cash represents cash at bank and deposits repayable on demand less bank overdrafts. Under SFAS 95 the definition of cash excludes overdrafts but is widened to include cash equivalents, comprising short-term highly liquid investments.

        Set out below is a summary US GAAP consolidated statement of cash flows:

	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£m	£m	£m
Net cash provided by operating activities	112	183	300
Net cash used in investing activities	(1,399)	(39)	(303)
Net cash (used in)/provided by financing activities	1,068	(260)	210
Effect of exchange rate changes on cash	(10)	17	(4)
Reclassification to fixed asset investments	—	—	(4)

Net (decrease)/increase in cash and cash equivalents	(229)	(99)	199
Cash and cash equivalents at beginning of period	743	842	643
Cash and cash equivalents acquired	98	—	—

Cash and cash equivalents at end of period	612	743	842

Cash and cash equivalents
Cash	411	673	799
Investments and short-term deposits which were within 3 months of maturity when acquired	201	70	43

	612	743	842

r    Reformatted condensed UK GAAP Income Statement

        The following Income Statement has been prepared in accordance with Article 10 of Regulation S-X using the Group's UK GAAP Profit and Loss Account numbers.

	Year ended 31 December 2004		Year ended 31 December 2003		Year ended 31 December 2002
	£m		£m		£m
Net revenue	780		884		733
Operating expenses
Cost of sales	(672)		(729)		(558)
Impairment charges	—		(404)		(103)
Release of guarantee on sale of Elcogas	11		—		—
Sales, general and administrative expenses	(33)		(28)		(29)
Other operating income	44		34		118
Other operating costs	(9)		(36)		(56)

Operating income/(loss)	121		(279)		105
Income from equity method investments	114		111		95
Dividend income	—		33		73
Minority interests	(9)		(7)		(6)
Net interest expense	(108)		(95)		(97)
Profit on sale of investments	4		27		—

Income/(loss) before income taxes	122		(210)		170
Income taxes	(28)		(9)		(57)

Net income/(loss)	94		(219)		113

Earnings/(loss) per share*
Basic	7.2	p	(17.6	)p	9.0	p
Diluted	7.1	p	(17.6	)p	9.0	p

*
Adjusted for the Rights Issue during the second half of 2004.

        The Group's presentation of its consolidated profit and loss account for the three years ended 31 December 2004, on page F-5, separately disclosing exceptional items, has been prepared in accordance with FRS 3 (Reporting Financial Performance). This presentation provides a sufficient degree of prominence in respect of the exceptional items necessary, under UK GAAP, to give a true and fair view of the results of the Group in the three years ended 31 December 2004.

s    Classification Differences

Consolidated profit and loss accounts

(i)
Under UK GAAP, "Turnover: group and share of joint ventures and associates" includes turnover from joint ventures and associates, accounted for using the equity method of £499 million, £421 million and £412 million for the year ended 31 December 2004, the year ended 31 December 2003 and the year ended 31 December 2002, respectively. Under US GAAP, the aggregate net income or loss after interest and taxation, from joint ventures and associates, is shown as a single amount after operating income/(loss) for all periods presented.

(ii)
Under UK GAAP, "Net interest payable and similar charges" includes the Group's proportionate share of interest expense of joint ventures and associates accounted for using the equity method of £46 million, £32 million and £35 million for the year ended 31 December 2004, the year ended 31 December 2003 and the year ended 31 December 2002, respectively. Under US GAAP, the aggregate net income or loss after interest and taxation, from joint ventures and associates, is shown as a single amount after operating income/(loss) for all periods presented.

(iii)
Under UK GAAP, "Tax on profit/(loss) on ordinary activities" includes the Group's proportionate share of income taxes of joint ventures and associates accounted for using the equity method of £17 million, £19 million and £19 million for the year ended 31 December 2004, the year ended 31 December 2003 and the year ended 31 December 2002, respectively. Under US GAAP, the aggregate net income or loss after interest and taxation, from joint ventures and associates, is shown as a single amount after operating income/(loss) for all periods presented.

(iv)
Under UK GAAP, certain items are separately identified and described as "exceptional items" and earnings per share is presented before and after "exceptional items". Under US GAAP, there is no presentation and separate identification of "exceptional" items and earnings per share is not presented before and after "exceptional" items. "Net operating income—exceptional" of £11 million and "net operating costs—exceptional" of £369 million and £103 million for the year ended 31 December 2004, the year ended 31 December 2003 and the year ended 31 December 2002, respectively, would be classified as operating income/expenses and not presented as "extraordinary items" under US GAAP. "Income from investments—exceptional" of £42 million for the year ended 31 December 2002 would be classified income from investments and not presented as an "extraordinary item" under US GAAP. "Non-operating exceptional items" of £4 million, £27 million income and £nil income for the year ended 31 December 2004, the year ended 31 December 2003 and the year ended 31 December 2002, respectively, would not be presented as "extraordinary items" under US GAAP. "Interest payable and similar charges—exceptional" of £31 million and £16 million in the year ended 31 December 2004 and year ended 31 December 2003, respectively would not be presented as an "extraordinary item" under US GAAP.

(v)
Under UK GAAP, billings of £12 million (year ended 31 December 2003: £32 million; year ended 31 December 2002: £16 million) in respect of operating and maintenance services are recorded net of charges from suppliers and classified as "other income", which is netted against "other operations expenses". Under US GAAP, the gross amount of these billings would be reported as revenue.

Balance sheet

        Under UK GAAP, negative goodwill of £6 million at 31 December 2004 (31 December 2003: £6 million), is presented as a separately identified deduction from positive goodwill. Under US GAAP, these amounts would be allocated to tangible fixed assets.

        Issue costs of £49 million (31 December 2003: £15 million) have been offset against the carrying amount of the debt under UK GAAP. Under US GAAP, the issue costs would be similarly deferred in the balance sheet but presented as another asset.

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

t    Recently issued accounting pronouncements (US GAAP)

EITF Issue No. 03-01 The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments

        In June 2004, the Emerging Issues Task Force issued guidance on how to determine the meaning of other than temporary impairment and its application to debt and equity securities within the scope of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and to equity securities that are not subject to the scope of SFAS No. 115 and are not accounted for under the equity method of accounting. The guidance also includes accounting considerations subsequent to the recognition of an other than temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other than temporary impairments. These disclosure requirements became effective for periods ended prior to 31 December 2004. The introduction of the recognition and measurement guidance of EITF 03-01 has been deferred. The disclosure requirements did not have a significant effect on International Power; it is not expected that the recognition and measurement requirements will have a material impact either.

SFAS No. 151 Inventory Costs

        In November 2004, the Financial Accounting Standards Board (FASB) clarified the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after 15 June 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the results or net assets of International Power.

SFAS No. 152 Accounting for Real Estate Time Sharing Transactions

        In December 2004, FASB issued an amendment to FASB Statements No. 66 and 67, which provides that real estate time-sharing transactions should be accounted for as non-retail land sales. SFAS No. 152 is effective for fiscal years beginning after 15 June 2005. The adoption of SFAS No. 152 is not expected to have a material effect on the net assets or results of International Power.

SFAS No. 153 Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29

        In December 2004, FASB issued this amendment, which replaces the current exception from fair value measurement for non-monetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 shall be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the results or net assets of International Power.

SFAS No. 123 (R) Share based Payment

        In December 2004, FASB issued a statement that will require compensation costs related to share-based payment transactions to be recognised in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognised over the period that an employee provides service in exchange for the award. Statement 123 (R) replaces SFAS No. 123, "Accounting for Stock Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The effective date of SFAS No. 123 (R) is accounting periods commencing on or after 15 June 2005. The standard should be applied using the modified prospective method although there are transitional arrangements for modified retrospective application if the disclosure or recognition requirements of SFAS No. 123 had previously been adopted. International Power has not yet determined the effect of the adoption of SFAS No. 123 (R).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

INTERNATIONAL POWER PLC
By:	/s/ MARK WILLIAMSON Mark Williamson Chief Financial Officer and Director

QuickLinks

TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
Exchange Rate Information
RISK FACTORS
PART II
PART III
Index to the Financial Statements
SIGNATURES