Form 20-F
period 2005-12-31
INTERNATIONAL POWER PLC
filed 2006-06-30
CIK 937293

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number: 1-13644

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

Ordinary Shares of 50p each	1,474,736,637
      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes ☑          No ☐
      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐          No ☑
      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑          Accelerated filer ☐          Non-accelerated filer  ☐
      Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17 ☑          Item 18 ☐
      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐          No ☑

i

WHERE YOU CAN FIND MORE INFORMATION
      We file annual reports with and furnish other information to the Securities and Exchange Commission, or SEC, from time to time. You may read and copy any document filed or furnished by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, because the American Depositary Shares representing our ordinary shares, which we refer to as ADSs, are listed on the New York Stock Exchange, reports and other information concerning us can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
FORWARD-LOOKING STATEMENTS
      This annual report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to herein as the Exchange Act. These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results or performance to differ materially from those expressed or implied by such forward looking statements, including, among other things:

•	our lack of long-term power purchase agreements with respect to a significant portion of our projects;

•	our ability to integrate recent acquisitions, as well as future acquisitions, with our existing operations.

•	our exposure to counterparty credit risk;

•	market prices for power in the markets where some of our projects operate are volatile and could be depressed for years;

•	some of our projects operate without long-term fuel supply agreements, and we are therefore vulnerable to market forces to obtain fuel;

•	our reliance on single suppliers and single customers at some of our facilities;

•	our being subject to extensive government regulation and the potential that we may not be able to comply with existing regulations and requirements or changes in such regulations or requirements;

•	our potential inability to recover costs incurred during unsuccessful power project development and acquisition activities;

•	assessments of external factors, such as the regulatory environment and market conditions, many years into the future that may not be borne out by events;

•	our minority interest in certain of our project companies that might limit our ability to exercise complete control over their construction and operation in certain circumstances;

•	the potential unavailability of financing on acceptable terms in the future;

•	our potential obligation to guarantee the obligations of our subsidiaries and other affiliates in connection with their trading activities;

•	the possibility that our projects under construction may not commence operation as scheduled;

•	the possibility that new plants that employ advanced technology may not achieve the levels of operating performance expected by the manufacturers of the facilities;

•	the potential that we may forfeit our interest in certain projects if such project achieves performance below expected levels of output or efficiency or fails to make specified payments under its financing obligations;

•	our power generation facilities may experience equipment failures or otherwise not operate as planned;

•	the disruption of operation or delay of completion of construction of projects due to the activities of unions;

•	our reliance on information technology for trading and corporate business;

•	our projects are subject to risks which may restrict their ability to pay dividends or make other distributions to us;

•	our post-tax earnings are subject to uncertainties due to the changing and increasingly complex nature of tax legislation;

•	our potential inability to obtain insurance for certain risks under terms acceptable to us;

•	exchange rate fluctuations could negatively affect our financial conditions and results of operations through the amount of our equity contributions to, and distributions from, our international projects;

•	our operations in emerging market countries could expose us to economic, political and other risks, including unexpected changes in regulatory and legal regimes;

•	in connection with our demerger from Innogy (now called RWE npower), we indemnified RWE npower and received indemnities from RWE npower in respect of liabilities arising before the demerger; and

•	limits to the due diligence we are able to conduct in connection with acquisitions.
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
Selected Financial Data
      The selected financial information set forth below has been derived from our audited consolidated financial statements and the notes thereto set forth in “Item 17. Financial Statements” and other financial statements. The results for the year ended 31 December 2004 are not directly comparable to the results for the year ended 31 December 2005 due to the acquisition of the EME assets in December 2004 and Saltend in July 2005 and our decision not to restate the comparatives to take into account the requirements of the accounting standards applicable to financial instruments (IAS 32 and IAS 39), in accordance with the exemptions available under IFRS 1.
      Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board as adopted by the European Union (Adopted IFRS), which differ in certain significant respects from US GAAP. Information relating to the nature and effect of such differences as they relate to us is summarised in note 44 to our consolidated financial statements included elsewhere in this document. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the International Accounting Standards Board (IASB). However, the Group financial statements for the years presented would be no different had the Group applied IFRSs as issued by the IASB.
      Under EU legislation, we were required to report our consolidated results under Adopted IFRS for accounting periods commencing on or after 1 January 2005. As a result of the need to present comparatives as well as current year numbers under Adopted IFRS, our date of transition to Adopted IFRS is 1 January 2004. Therefore, we have only presented information in the tables below with respect to our two most recent financial years, in accordance with instruction G to Form 20-F.

      Income statement data for our total Group:

	Year Ended 31 December

	2005(1)	2005	2004

	($ in
	millions,	(£ in millions,
	except per	except per share
	share data)	data)
Adopted IFRS — Group
Revenue: Group and share of joint ventures and associates	5,046	2,936	1,267
Less: share of joint ventures’ revenue	(531)	(309)	(144)
Less: share of associates’ revenue	(1,193)	(694)	(355)

Group revenue	3,322	1,933	768
Cost of sales — ordinary	(2,690)	(1,565)	(637)
Cost of sales — exceptional	89	52	—

Cost of sales	(2,601)	(1,513)	(637)

Excluding exceptional items	632	368	131
Exceptional items	89	52	—

Gross profit	721	420	131
Other operating income — ordinary	110	64	56
Other operating income — exceptional	100	58	—

Other operating income	210	122	56
Other operating expenses — ordinary	(221)	(129)	(78)
Other operating expenses — exceptional	—	—	11

Other operating expenses	(221)	(129)	(67)
Share of results of joint ventures and associates	340	198	113

Excluding exceptional items	861	501	222
Exceptional items	189	110	11

Profit from operations	1,050	611	233
Disposal of investments — exceptional	17	10	4
Finance income	91	53	30
Finance expenses — ordinary	(438)	(255)	(107)
Finance expenses — exceptional	—	—	(31)

Finance expenses	(438)	(255)	(138)

Profit before tax	720	419	129
Income tax expense — ordinary	(95)	(55)	(25)
Income tax expense — exceptional	(58)	(34)	—

Income tax expense	(153)	(89)	(25)

Profit for the year	567	330	104

Attributable to:
Minority interests — ordinary	77	45	8
Minority interests — exceptional	—	—	(2)

Minority interests	77	45	6
Equity holders of the parent — ordinary	342	199	112
Equity holders of the parent — exceptional	148	86	(14)

Equity holders of the parent	490	285	98

Year Ended 31 December

	2005(1)	2005	2004

($ in
	millions,	(£ in millions,
	except per	except per share
	share data)	data)
Earnings per share:
Basic excluding exceptional items	23.2 cents	13.5p	8.6p
Basic including exceptional items	33.3 cents	19.4p	7.5p
Diluted excluding exceptional items	22.3 cents	13.0p	8.5p
Diluted including exceptional items	31.8 cents	18.5p	7.4p
Dividends per share	4.3 cents	2.5p	—
      Balance Sheet data for our total Group:

	As at 31 December

	2005(1)	2005	2004

	($ in millions)
		(£ in millions)
Balance Sheet Information:
Adopted IFRS — Group
Total non-current assets	11,330	6,592	5,667
Total current assets	2,506	1,458	941

Total assets	13,836	8,050	6,608

Total current liabilities	(2,234)	(1,300)	(545)
Total non-current liabilities	(7,520)	(4,375)	(4,005)

Total liabilities	(9,754)	(5,675)	(4,550)

Net assets	4,082	2,375	2,058

Capital Stock (excluding long-term debt and redeemable preferred stock)	1,267	737	737
Other capital and reserves	2,329	1,355	1,096

Total equity attributable to equity holders of the parent	3,596	2,092	1,833
Minority interests	486	283	225

Total equity	4,082	2,375	2,058

Issued and fully paid ordinary shares (million of shares)	1,475	1,475	1,473

	As at and for the Financial Year Ended 31 December

	2005(1)	2005	2004	2003	2002	2001

	($ in
	millions,	(£ in millions, except per share data)
	except per
	share
	data)
US GAAP Data — Group
Total equity attributable to equity holders	3,881	2,258	2,054	1,767	1,746	1,795
Net income	411	239	61	15	28	28
Basic earnings per share	28.0 cents	16.3p	4.7p	1.2p	2.2p	2.2p
Diluted earnings per share	26.8 cents	15.6p	4.6p	1.2p	2.2p	2.1p

Note:

(1)	Amounts translated for convenience at the noon-buying rate on 31 December 2005 of £1.00 = $1.7188.

Exchange Rate Information
      The tables below provide, for the periods indicated, the period end, average, high and low exchange rates between the pound and the dollar, expressed in dollars per pound, based on the noon buying rates. The average rates for each period reflect the average of the noon buying rates on the last business day of each month during the relevant period. On 31 December 2005, the noon buying rate was £1.00 = $1.7188.

	High	Low	Average Rate	End of Period

	(Dollars per pound)
Year ended 31 December 2005	1.9292	1.7138	1.8204	1.7188
Year ended 31 December 2004	1.9482	1.7544	1.8333	1.9160
Year ended 31 December 2003	1.7842	1.5500	1.6448	1.7842
Year ended 31 December 2002	1.6095	1.4074	1.4450	1.6095
Year ended 31 December 2001	1.5045	1.3730	1.4382	1.4543
      The table below sets forth the high and low exchange rates between the pound and the dollar expressed in dollars per pound, for each of the months in the six-month period ended 31 May 2006.

	High	Low

	(Dollars per pound)
2006
May	1.8911	1.8286
April	1.8220	1.7389
March	1.7567	1.7256
February	1.7807	1.7343
January	1.7885	1.7404
2005
December	1.7740	1.7188

Risk Factors
      We set forth below the major risks our business faces.

A significant number of the projects in which we have an interest operate without long-term PPAs, and are therefore vulnerable to market forces to determine the price and amount of power they sell.
      A significant number of the projects in which we have an interest do not have fixed price long-term offtake agreements (commonly referred to as power purchase agreements, or PPAs) and sell their output at prevailing market rates. As at December 31, 2005, approximately 35% of total capacity of our power generation facilities was sold under long-term agreements, with the remainder sold on a merchant basis. In particular, the majority of our power generation facilities in North America, the United Kingdom and Australia sell all of their output as “merchant” plants. These projects are subject to market forces to determine the amount and price of power that they sell. If these plants are unable to sell electricity in amounts or at prices that are sufficient to meet their costs, they may not be able to generate enough cash to service their own debt or to make distributions to us.

We may have difficulty integrating and operating recent acquisitions, as well as any future acquisitions, with our existing operations.
      The period from the fourth quarter of 2004 to date has been characterised by a high level of acquisitions. For example, we completed the acquisition of the 1200 MW Saltend plant in the UK on 28 July 2005 in a 70/30 partnership with Mitsui & Co. Limited of Japan. We continue to pursue further acquisitions.
      To date the financial and operational performance of acquired businesses have been in line with our expectations at the time of acquisition. However the integration and operation of any future acquisitions may expose us to certain risks, including the following:

•	Difficulty in integrating the acquired businesses in a cost-effective manner, including the establishment of effective management information and financial control systems;

•	Unforeseen legal, regulatory, contractual, labour or other issues arising out of the acquisitions;

•	Significant unexpected liabilities or contingencies arising from the acquisitions, for which we are not fully indemnified;

•	Potential disruptions to our ongoing business caused by senior management’s focus on the acquired companies; and

•	Performance of acquired assets may not meet our expectations or plans.
      If we are unable to integrate successfully our recent acquisitions or any businesses we may acquire in the future, it could have a negative impact on the results of our operations or our financial condition.

We are subject to counterparty credit risk from the vendors of acquired companies
      Under the terms of the acquisition agreements, vendors give certain representations, warranties, indemnities and covenants in our favour. Our ability to recover any amounts in respect of those representations, warranties, indemnities and covenants is dependent, amongst other things, on the continued solvency of the respective vendors or any guarantor of their obligations. In addition, the liability of each of the vendors is limited. If we experience costs or other losses associated with our acquisitions for which the vendors are unable to indemnify us, or in excess of the limits on the liability of the vendors, it could have a negative impact on the results of our operations or our financial condition.

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
      We often rely on a single supplier for the provisions of equipment, materials or fuels required to operate a facility and, at times, we rely on a single customer (which could be a government controlled entity) or a few customers to purchase all or a significant portion of a facility’s output under PPAs. In addition, we rely on a limited number of suppliers for equipment (including spare parts) that a significant proportion of the plants in our portfolio commonly use. In particular, our most recently constructed plants in the United States rely on Alstom for most of their equipment, warranties and spare parts. Alstom has suffered a number of years of losses and has required substantial financial support from the French government.
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
      Our operations are subject to extensive regulation in each of the countries in which we operate. Regulation that specifically applies to our business generally covers four areas: corporate governance and company law, regulation of energy markets, the environment and health and safety. The degree of regulation to which we are subject varies according to the country where a particular project company is located and may be materially different from one country to another. While we believe our existing projects have the requisite approvals and that we operate our business in compliance with applicable laws, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. In addition, new regulations can be introduced which may affect our projects. For example, the EU emissions trading scheme for carbon dioxide credits commenced on 1 January 2005, but the impact of the scheme on certain assets is still uncertain due to delays in approval of relevant national allocation plans for the period from 1st January 2008. It also remains unclear to what extent we will be able to purchase offset carbon credits under the Clean Development Mechanism, which we refer to as CDM and Joint Initiative, which we refer to as JI, schemes which have been established under the Kyoto Protocol climate change agreement. We can give no assurance that the introduction of new laws or other future regulatory developments in countries in which we conduct our business will not have a material adverse effect on our business, results of operations or financial condition.

      Generally, changes in the legal or regulatory structure in any country in which we operate could: lead to increases in costs which we may not be able to recover; impose restrictions on the operations of our businesses; and make it more difficult to enforce our rights under agreements relating to these projects.

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
      However, we can give no assurance that any particular power development project or acquisition opportunity will ultimately prove feasible or economically justifiable or that we will acquire all necessary consents or authorisations to proceed. If we are unable to complete the contemplated development project or acquisition we may not be able to recover the costs we incurred.

We must assess external factors, such as the regulatory environment, and market conditions, including distortions due to government initiatives, particularly in relation to climate change, many years into the future; these assessments may not be borne out by events.
      In order to decide to invest in a new power project or to acquire assets, we must make certain assumptions about the price at which we can sell our output and the costs of fuel in order to assess whether we will be able to recover the incurred cost of such activities. It is our current policy, particularly with respect to the development of greenfield power generation facilities, to enter into PPAs to sell the output from our power generation facilities. However, there may be circumstances where it becomes uneconomic to enter into such agreements or such agreements may be terminated prior to their maturity date. In those circumstances, we aim to sell our output through merchant sales or shorter term forward sales contracts. Merchant sales are exposed to electricity sales price fluctuations. We can give no assurance that sales prices achieved through short-term contracts or merchant sales will be sufficient to enable us to recover the incurred cost of developing or acquiring the relevant power plant.

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
      We have financed our existing power generation facilities from a variety of sources, including corporate debt and limited recourse project financing (that is, financing without recourse to our resources beyond our equity commitment to the project). As at 31 December 2005, we had £3,651 million of gross indebtedness. In the event of a default under a financing agreement that we either choose not to cure or cannot cure, the lenders would generally have rights to the relevant plant and any related assets. In the event of foreclosure after a default, we might not retain any interest in the plant. A bankruptcy of a major subsidiary may also constitute an event of default under our corporate debt agreements.
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
      New plants may employ recently developed and technologically complex equipment, which has limited or no operating history. Facilities that utilise such equipment may not achieve the contractual levels of output or efficiency specified by the original equipment manufacturer to construct the facility. The manufacturer may not be able to rectify fully the performance deficiencies and, whilst the supplier will be liable for damages to compensate for these shortfalls, this may lead, for example, to power generation facilities operating below their nameplate capacity.

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
      Our energy trading and corporate businesses rely heavily on our IT infrastructure. We utilise our IT infrastructure to, among other things, conduct our trading operations, monitor our positions and measure risk. If our IT infrastructure were to fail, such failure could lead to an inability to monitor our positions and conduct trading, and could therefore lead to increased costs in our positions and potentially a loss of revenue. Any increase in costs or loss of revenue could have an adverse effect on our financial condition and results of operations. In addition, a protracted loss of information stored in our IT systems could compromise our ability to comply with our statutory reporting requirements.

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
      Our projects are subject to risks that have the potential to restrict them from paying dividends or making other distributions to us, including uncertainties associated with the following:

•	economic and political instability;

•	our relationship with government controlled offtakers;

•	potential restrictions on currency repatriation;

•	changes in regulatory requirements;

•	changes to tax legislation

•	catastrophic events such as terrorist activities, earthquakes, landslides, fire, floods, explosion or similar events.
      If any of the above events were to occur, this may adversely affect our business performance and we might be required to write down the value of any existing or future investments that are affected.

Our post-tax earnings are subject to uncertainties due to the changing and increasingly complex nature of tax legislation.
      Our financial projections are based on assumptions over the nature of national tax regimes and international tax treaties and when investing in new projects we are required to make projections about the nature of tax regimes many years into the future and these projections may not be borne out by events. Furthermore, where tax authorities do not agree with our interpretation of tax legislation it can take many years to arrive at a final determination of the tax liability. Whilst we have made provisions for amounts which are subject to a final determination, including 100% provisions where we believe amounts will become payable, we cannot be certain that the determinations will accord with our assessment of our liabilities.

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
      We are subject to risks of currency exchange rate fluctuations. We earn a substantial portion of our revenue in currencies other than the pound sterling, particularly the US dollar, Australian dollar and euro. Fluctuations in currency exchange rates can affect, on a pound sterling equivalent basis, the amount of our equity contributions to, and distributions from, our international projects, and therefore might have an adverse effect on our financial condition.

Our operations in certain countries expose us to economic, political and other risks that could have an adverse effect on our financial condition and results of operations.
      We have projects and production facilities in emerging market countries, including Turkey, Pakistan, Malaysia, Thailand and Indonesia. We may continue to expand our presence in these and other emerging markets where our operations are subject to certain risks and uncertainties. Emerging markets are typically less developed commercially and have significantly different social and political structures from those typically found in the United States or Western Europe. Malaysia, Thailand and other Asian countries where we have operations experienced severe economic crises from 1997 to 1999, and we can give no assurance that similar circumstances will not recur in the future. Economic deterioration in these countries could adversely affect our financial condition or results of operations. In addition, military activity and political instability in certain countries in these regions, such as Iraq and Afghanistan, could have a negative impact on the business prospects and results of operations of our production facilities and development projects in Pakistan, Turkey and the Middle East. For example, during the past year the gas pipeline that supplies our Uch plant in Pakistan was blown up during a dispute between the central government and local factions. In this instance the pipeline was rapidly repaired and there was no material financial impact on us.

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
      The demerger was designed to separate our business from RWE npower’s businesses and operations. Pursuant to the demerger agreement between RWE npower and us, RWE npower indemnified us on an after-tax basis against certain liabilities, litigation and claims arising out of certain of their operations as well as against certain tax liabilities payable by us. Similarly, we agreed to indemnify RWE npower on an after-tax basis against certain liabilities, litigation and claims arising out of certain of our operations and to indemnify RWE npower against certain tax liabilities payable by RWE npower. Should RWE npower fail to make payments to us that it is required to make under indemnities it has given to us and, as a result, we have to make such payments in its place, our financial position could be materially adversely affected. Additionally, should we be required to make payments to third parties in respect of any liabilities for which we are in receipt of an indemnity from RWE npower prior to any payment in respect of such indemnities being received from RWE npower, our cash flow could be materially adversely affected.
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
      International Power plc was formerly named National Power PLC, an entity created in March 1990 as part of the privatisation of the UK’s Central Electricity Generating Board under the Electricity Act 1989. We demerged substantially all of our UK businesses into Innogy Holdings plc (now RWE npower) on 2 October 2000, effective as of 30 September 2000, and retained substantially all our international businesses. Our registered office is at Senator House, 85 Queen Victoria Street, London EC4V 4DP, United Kingdom, +44 (0)20 7320 8600.
      We are an international wholesale power generator and developer with interests in 18 countries across four continents. We commenced our international activities in 1992 and in particular since the demerger in October 2000 we have established an international portfolio; building new generating assets in the United States, Australia, Qatar, Bahrain, Saudi Arabia, Oman and the United Arab Emirates, or UAE and through the acquisition of plants in Australia, the UAE, Indonesia, Italy, Spain, Puerto Rico, Portugal and the United Kingdom. As at 6 March 2006, our operating power plants had a total capacity of 28,793 megawatts, or MW, gross (one million watts equal one megawatt) or 16,642 MW net and have further capacity of 5,562 MW gross, or 1,729 MW net under construction in Asia and the Middle East. As at 6 March 2006, our net capacity in operation and under construction was 18,371 MW. We generate electricity from gas, oil, coal, wind and water (hydro). We also engage in complementary activities such as mining coal and transporting gas by pipeline in Australia, desalinating water in the Middle East and providing steam for district heating systems in Europe. We also have interests in retail businesses in Australia and the UK. We sell much of the power we generate to single customers pursuant to fixed price long-term offtake agreements. However, a significant portion of the power we generate, particularly power generated by our facilities in the United States, the United Kingdom and Australia is sold to customers through competitive merchant markets.
      We are headquartered in London and, for reporting purposes, we organise our business into five segments: North America, Europe, the Middle East, Australia and Asia. We operate regional support offices in each of these regions.
Business Environment
      We operate an international portfolio of assets, and demand-supply cycles vary across regions. In addition, we sell a significant proportion of the power we generate through long-term PPAs. This diversification reduces our exposure to short-term market cycles. Our strategy to have a diverse asset portfolio which is both geographically diverse and a mix of contracted and merchant plant has allowed us to offset relatively weaker results of operations in some regions, for example Australia and the United States, with relatively better results of operations in other areas such as the Czech Republic, UK and the Middle East.
      The Texas power market showed further signs of recovery during 2005 as pricing levels increased from the low levels in 2003 and 2004. Market prices improved, driven by the demand for peak power (up 3% to 60,300 MW), a warm summer and a reduction in surplus generation following the retirements and mothballing of inefficient plant in 2004 and 2005. The reserve margin in Texas is 24% as of 31 December 2005, and we expect a further reduction this year. In Texas, gas fired generation typically sets the marginal price for power, which means that the relatively high efficiency of our gas fired plants provides an economic advantage when gas prices are high.
      In New England, the underlying reserve margin is now estimated at 20%. In this market, oil fired generation has a greater role in determining the market price of power, therefore the relatively high efficiency of our gas fired plants does not enjoy the same benefits of a high gas price environment as in Texas. Overall, spark spreads showed a smaller recovery than we experienced in Texas. The first quarter of 2004 benefited from some very high, short duration, price spikes which lifted the full year spreads that year. Excluding this, the underlying spreads for 2005 were ahead of 2004.
      In January 2006 the New England system operator reported progress on the establishment of a capacity payment mechanism (a Forward Procurement Market instead of the previously proposed LICAP system). The details of the proposed capacity market are expected to be disclosed in the fourth quarter of 2006. This is a positive development for the New England market and is designed to ensure improved security of supply and encourage the provision of reliable generation, particularly at times of peak demand.
      In the UK, the rising oil price was a key factor in driving up the price of gas, which, in turn, generally sets the price of power. Whilst this helped improve financial performance at Rugeley (which is coal fired with relatively stable fuel costs), underlying spreads for gas fired generation have not improved to the same extent.
Recent Acquisitions
      On 20 April 2006, we announced that ANP had agreed to acquire the 632 MW coal fired Coleto Creek power generation facility for a total cash consideration of US$1.14 billion (approximately £640 million). The acquisition will be 75% funded by project non-recourse debt. Our investment will be US$288 million (approximately £162 million) and will be funded from current liquid resources. The remaining consideration (US$852 million), together with working capital requirements, will be funded by a fully underwritten non-recourse debt facility of US$935 million (£525 million). Coleto Creek Capital Power was built in 1980 and is located in Goliad County, which is within the South Zone of the ERCOT market. Coal is sourced from the Powder River Basin and is transported to the plant by rail. Existing, multi-year contracts are in place for coal supply and rail transportation. The majority of the plant’s output is forward contracted to 2009. Additional forward contracts have been agreed and will be put in place through to 2013 for approximately 50% of the plant’s output. The credit support required for these forward hedging arrangements will be provided within the financing facility. The acquisition is subject to regulatory approval and is expected to complete by the end of June 2006.
      On 22 January 2006, together with partners Suez Energy International and Sumitomo Corporation, we agreed to acquire the Al Hidd independent power and water project in Bahrain and we signed a 22-year power and water purchase agreement (PWPA) with the Ministry of Electricity and Water for its output. The PWPA will cover the output from the existing 910 MW CCGT and 30 MIGD water desalination facility, together with the output from a new-build 60 MIGD desalination expansion, which is expected to be in operation by the end of 2007. The total project cost is estimated to be US$1.25 billion (£714 million), which is intended to be funded by a mix of debt and equity in an 85:15 ratio. The total estimated project cost includes the purchase price for the existing plant and the cost of the 60 MIGD extension. For our 40% share our equity investment will be US$75 million (£43 million).
      On 28 July 2005, we successfully completed the acquisition of the 1,200 MW CCGT Saltend power plant in Hull, England, in a 70:30 partnership with Mitsui & Co., Ltd of Japan. Saltend was acquired from Calpine Corporation for a total consideration of £495 million. The total consideration includes the valuation of the plant and the associated gas and power contracts, and the acquisition was funded by a mix of debt and equity in a 55:45 ratio.
      In December 2004, we completed the acquisition of the EME Portfolio, consisting of nine power generation projects in six countries through IPM, our 70/30 limited liability partnership with Mitsui. The EME Portfolio comprises various projects located in Europe, Australia, Asia and North America. Through our participation in IPM, we now own 3,076 MW (net) of generating assets (following the sale of the Valley Power peaking plant to Snowy Hydro in October 2005), which complements our existing portfolio by adding quality assets in our core markets. The net cash consideration for the assets listed above was $1.9 billion (£968 million) of which our net cash outflow was approximately £375 million, with the remainder of the acquisition price funded by Mitsui and bank finance. The integration of the EME Portfolio assets has proceeded well.
      In November 2004, we acquired a 75% shareholding in Turbogás, a 990MW combined cycle gas turbine, or CCGT, power plant located near Porto in Portugal, from RWE Power AG for €195 million (£135 million). We subsequently increased our interest with the purchase of a further 5% shareholding in January 2005. In December 2004, Energias de Portugal, referred to as EdP, exercised an option to increase its shareholding in the plant to 40%, resulting in a final ownership of a 60% interest (representing a net capacity of 594 MW). Turbogás has strengthened our position in the Iberian market by adding fuel diversity and scale to our existing position alongside Pego — we now have an interest in two assets that represent a market share of some 17% in Portugal.
Our Strategy
      Our strategy is to maximise the value of our portfolio, and ensure that all acquisitions and greenfield projects are quickly and efficiently integrated into our regional business structures. Over the longer term, we intend to seek investment opportunities that meet our project evaluation and financial return criteria, which are, in essence, to improve our financial return to shareholders while reducing the risk inherent in our business. We will consider entering into alliances with other companies that could involve joint ventures, or the taking or giving of minority interests, if we believe such alliances will enable us to implement our strategy, whether in relation to particular markets or more generally. Our principal regions of focus will continue to be North America, Europe, the Middle East and Australia although we may consider investment in other regions.

Maximising Value From Our Portfolio
      We own a geographically diverse portfolio of power plants. Our specific strategies for value enhancement in each country and for each individual asset will be tailored to local requirements, but generally we will seek to achieve the following:

•	Optimise the operations of our power plants: we intend to optimise the operations of our power plants through several means, including managing all of our assets to high standards of operating performance; managing our assets on a portfolio basis, particularly with regard to contingency and strategic spare parts planning, so as to minimise the loss of generation during planned and forced outages; closely coordinating plant operation with trading activity to maximise the value of our uncontracted output; standardising management reporting for all investments; and utilising our management experience to prepare successfully certain of our plants for the introduction of competition in the relevant energy market;

•	Leverage our existing assets: we intend to leverage our investments to enhance earnings in several ways, including financing at a variety of corporate, project and intermediate corporate levels, capturing operational, trading, and administrative economies of scale in asset aggregation, capitalising on market knowledge derived through asset ownership and leveraging off the skills, expertise and ideas of the personnel we and our associates employ;

•	Trade assets to maximise value: we expect to increase the size of our portfolio over time. However, as part of our strategy of seeking to maximise the value of our investments, we will sell an asset if this generates a higher return, or if we can obtain a comparable return with lower risk elsewhere; and

•	Seek effective routes to market: we intend to seek to improve our access and routes to the market in those geographic areas where it is appropriate. In July 2005, for example, we formed a partnership with EnergyAustralia to supply power and gas to customers, predominately in South Australia and Victoria, and in May 2006, we acquired a 30% equity interest in Opus Energy, an independent supplier of electricity in the UK that focuses on the small business sector.

Future Investments
      We will subject new investment opportunities to rigorous evaluation criteria, with a focus on the following elements:

•	Financial return: new investments must meet stringent financial return criteria. We use a range of financial criteria in our project evaluations, but the fundamental principle is that we must reasonably believe any prospective capital investment will yield, on an after-tax cash flow basis, a return in excess of a target spread (adjusted for risk) over our estimated weighted average cost of capital. As part of this evaluation, we test investment projections to ensure that they are both reasonable over the life of the investment and balanced in terms of timing of cash flow, based on realistic assumptions;

•	Market suitability: we intend to invest in countries that have a track record of respecting foreign direct investment, that offer a significant opportunity for future investment and growth, have strong market fundamentals in terms of demand/supply balance and that complement our portfolio of assets; and

•	Degree of control: we do not intend to invest in minority positions where we are not in a position to contribute directly to the realisation of projected return on investment. We do not intend to make passive investments. We are prepared to share management control of our investments where we have partners that have complementary or equivalent commercial, technical and operating expertise.
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
      In conjunction with our focus on value enhancing growth opportunities, we also remain committed to deliver our dividend policy, which is to progressively increase our payment ratio to 40% over the medium term.

Portfolio Asset Management
      With respect to both our existing assets and our prospective investments, we intend to manage our portfolio in a manner which optimises our return, while mitigating the risks inherent in our business. In particular, we intend to manage on a portfolio basis with regard to the following:

•	Geopolitical diversity: to manage the political risk inherent in foreign direct investment in a strategic industry, we intend to concentrate the majority of our portfolio in the developed countries of North America, Europe, Middle East and Australia. In this regard, we will also give careful consideration to the nature of the regulatory risk associated with our investments in the countries in which we invest;

•	Resource allocation and industry cycles: we believe the various electricity markets in which we operate may be subject to periodic intervals of supply-demand imbalance. We intend to use our resources and operate our trading and marketing operations in a manner that seeks to anticipate these periods of surplus and shortfall in supply;

•	Offtake arrangements — merchant versus contracted: we intend to maintain a balance in our portfolio between long-term contracted assets (i.e. principally under PPAs) and merchant plant (either short term contracted, or uncontracted); and

•	Technology and fuel type: with due account to the environmental factors which tend to favour gas-fired generation over coal-fired generation in many markets, we intend to maintain a portfolio of generation assets employing various technologies and primary fuels. We believe a blend of fuel types and technology both strengthens our portfolio and improves the security of supply in our markets.
Developing Closely Linked Businesses
      Together with generating power, we use our capabilities to successfully and profitably develop closely linked businesses. These include wholesale production of fresh water through seawater desalination, production and distribution of steam, district heating via cogeneration, a small but growing electricity retail business, open-cast coal mining and gas transportation.
Facilities
      As at 6 March 2006, we had interests in power generation facilities in operation representing in aggregate 28,793 MW (gross) and 16,642 MW (net). In addition to generating electricity, some of our plants are cogeneration facilities that also produce steam, which we sell to industrial users and district heating schemes. In the Middle East our power plants also have adjacent plants for desalinating water.
      We sell the output either under the provisions of long-term PPAs or through direct sales into competitive markets in those countries where such a market exists.
      The portion of output from power stations that we sell into a competitive market is exposed to price fluctuations in such markets. Our various trading operations can limit our exposure to a degree by entering into forward contracts that fix the price at which we sell output over the period of the forward contract.
      Fuel for power stations in which we have invested include natural gas, coal and oil, which are sourced either under long-term supply contracts or via market purchases.

      The table below sets out details in relation to our operating power plants and plants under construction as at 6 March 2006.

					Gross Capacity		Net Capacity
		Gross		Net	Heat (MWth(1))		Heat (MWth)
		Capacity		Capacity	Desal (MIGD(2))		Desal (MIGD)
		Power	IPR	Power	Steam (million		Steam (million
Assets in Operation	Fuel/Type	MW	Ownership %	MW	lbs/hr)		lbs/hr)

North America
Hartwell, Georgia	Gas (OCGT)	310	50	155
Hays, Texas(3)	Gas (CCGT)	1,100	100	1,100
Midlothian, Texas(3)	Gas (CCGT)	1,650	100	1,650
Oyster Creek, Texas	Gas (Cogen/CCGT)	425	50	213	100 MWth		50 MWth
Bellingham, Massachusetts(3)	Gas (CCGT)	570	100	570
Blackstone, Massachusetts(3)	Gas (CCGT)	570	100	570
Milford, Massachusetts	Gas (CCGT)	160	100	160
EcoEléctrica, Puerto Rico	LNG (CCGT)	524	35	183

North America total in operation		5,309		4,601	100 MWth		50 MWth

Europe
International Power Opatovice, Czech Republic(4)(5)	Coal/gas (Cogen)	585	99	580	1,945 MWth		1,925 MWth
ISAB, Italy	Gas (IGCC)	528	34	181
Tejo Energia (Pego), Portugal	Coal	600	50	300
Turbogás, Portugal	Gas (CCGT)	990	60	594
Spanish Hydro, Spain	Hydro	84	67	57
Uni-Mar (Marmara), Turkey	Gas (CCGT)	480	33	160
Deeside, United Kingdom	Gas (CCGT)	500	100	500
Derwent, United Kingdom	Gas (CCGT)	214	23	50
First Hydro, United Kingdom	Pumped Storage	2,088	70	1,462
Rugeley, United Kingdom	Coal/50 MW of OCGT	1,050	100	1,050
Saltend, United Kingdom	Gas (CCGT/Cogen)	1,200	70	840	0.30m lbs/hr		0.21m lbs/hr

Europe total in operation		8,319		5,774

Middle East
Al Hidd, Bahrain(6)	Gas (CCGT)/desalination	910	40	364	30 MIGD		12 MIGD
Al Kamil, Oman	Gas (OCGT)	285	65	185
Shuweihat S1, UAE	Gas (CCGT)/desalination	1,500	20	300	100 MIGD		20 MIGD
Umm Al Nar, UAE	Gas (CCGT)/desalination	870	20	174	162 MIGD		32 MIGD

Middle East total in operation		3,565		1,023	292 MIGD		64 MIGD

Australia
Hazelwood, Victoria	Coal	1,635	92	1,500
Synergen, South Australia	Gas/distillate	360	100	360
Pelican Point, South Australia	Gas (CCGT)	485	100	485
SEA Gas pipeline, Victoria(7)	N/A	N/A	33	N/A
Canunda, South Australia	Wind/renewable	46	100	46
Loy Yang B, Victoria	Coal	1,000	70	700
EnergyAustralia(8)	N/A	N/A	50	N/A
Kwinana, Western Australia	Gas (CCGT)	118	49	58

Australia total in operation		3,644		3,149

Asia
Paiton, Indonesia	Coal	1,230	31	385
Malakoff, Malaysia(5)	Gas (OCGT/CCGT)	3,130	18	567
HUBCO, Pakistan	Oil	1,290	17	214
KAPCO, Pakistan	Gas/oil (CCGT)	1,600	36	575
Uch, Pakistan	Gas/oil (CCGT)	586	40	234
TNP (Pluak Daeng), Thailand	Gas (Cogen)	120	100	120	7.7 MWth	(9)	7.7 MWth

Asia total in operation		7,956		2,095	7.7 MWth		7.7 MWth

Total in operation around the world		28,793		16,642

					Gross Capacity	Net Capacity
		Gross		Net	Heat (MWth(1))	Heat (MWth)
		Capacity		Capacity	Desal (MIGD(2))	Desal (MIGD)
		Power	IPR	Power	Steam (million	Steam (million
Assets Under Construction	Fuel/Type	MW	Ownership %	MW	lbs/hr)	lbs/hr)

Al Hidd, Bahrain	Desalination	—	40	—	60 MIGD	24 MIGD
Malakoff, Malaysia(5)	Coal	1,890	18	342
Ras Laffan B, Qatar	Gas (CCGT)/desalination	1,025	40	410	60 MIGD	24 MIGD
Tihama, Saudi Arabia	Gas (Cogen)	1,074	60	644	4.5m lbs/hr	2.7m lbs/hr
TNP (Pluak Daeng), Thailand	Gas (Cogen)	23	100	23
Umm Al Nar Expansion, UAE	Gas (CCGT)/desalination	1,550	20	310	25 MIGD	5 MIGD

Total under construction around the world		5,562		1,729

(1)	MWth = One megawatt of thermal power.

(2)	MIGD = millions of imperial gallons per day.

(3)	Capacity shown for these assets is the nameplate capacity.

(4)	In October 2005, Elektrárny Opatovice (EOP) changed its name to International Power Opatovice.

(5)	Gross capacity amount shown for International Power Opatovice and Malakoff represents the actual net interest owned directly or indirectly by International Power Opatovice and Malakoff, respectively.

(6)	Hidd acquisition is expected to complete in July 2006.

(7)	687 km gas pipeline (33% owned by International Power) from Victoria to South Australia.

(8)	EnergyAustralia (50% owned by International Power) services circa 275,000 electricity and gas retail accounts in Victoria and South Australia.

(9)	District cooling system capacity.
Construction and Development
      We currently have a range of power projects under construction and in development throughout the world. As at 6 March 2006, we had interest in power generation facilities under construction in the Middle East, Malaysia and Thailand representing an aggregate capacity of 5,562 MW gross and 1,729 MW net.
      International Power’s business in the Middle East has increased significantly over the last few years and continues to grow through the addition of new greenfield and brownfield projects.
      In April 2003, we acquired a 20% interest in the 870 MW Umm Al Nar water and power plant as part of a consortium including Tokyo Electric Power Company and Mitsui. We also own 70% of an operating company that operates and maintains the plant. Umm Al Nar sells its water and power to Abu Dhabi Water & Electricity Company (ADWEC) under a 23-year offtake agreement. While operating the existing plant, we have also agreed to develop a new power and water plant adjacent to the existing plant. In July 2003, the consortium secured a $1.77 billion non-recourse facility to fund the acquisition and the associated new plant construction project. The new plant will have an installed capacity of 1,550 MW and 25 MIGD. All three new gas turbines have been fired and synchronised and full commercial operation is expected to commence in the first half of 2006. Under the terms of the contract, ADWEC will also purchase the entire output from the new plant when it reaches commercial operation.
      In December 2003, we announced that, together with our partner Saudi Oger, we had entered into an agreement with Saudi Aramco to develop, own and operate four cogeneration plants in Saudi Arabia (Tihama). We own 60% of the consortium investment vehicle and will contribute a maximum equity investment of $78 million. Construction of the 1,074 MW, 4.5 million lbs/hr of steam project is progressing well. Commercial operation is expected at the first site, Uthmaniyah, in the first half of 2006. The other three cogeneration plants, Shedgum, Ras Tanura and Ju’aymah, are scheduled to commence commercial operations in the last quarter of 2006. These plants will provide all of their output of power and steam to Saudi Aramco pursuant to a 20-year offtake agreement. In February 2005, we secured a 40% interest in Ras Laffan B, a 1,025 MW, 60 MIGD plant under development in Qatar. Construction of the facility has commenced, with completion expected in 2008.
      In addition, on 22 January 2006, along with our partners Suez Energy International of France and Sumitomo Corporation of Japan, we signed an agreement to acquire the Al Hidd independent power and water project in Bahrain, which will be 40% owned by us. The consortium also signed a 22-year PWPA with the Ministry of Electricity and Water for its output. The PWPA covers the output from the existing 910 MW combined cycle gas turbine (CCGT) and 30 MIGD water desalination facility, together with the output from a new-build 60 MIGD desalination expansion, which is expected to be in operation by the end of 2007.
      Malakoff, in Malaysia, now has 1,890 MW of new capacity under construction, representing its 90% equity interest in Tanjung Bin, a 2,100 MW coal fired plant, which is expected to be operational in the fourth quarter of 2006. In April 2005, Malakoff acquired a further 19% shareholding in the 1,303 MW CCGT Lumut power plant. This increased Malakoff’s net installed capacity to 3,130 MW, which translates to net capacity of 567 MW for International Power. The entire output from this new capacity is contracted under long-term PPAs with Tenaga Nasional Berhad, Malaysia’s national electricity company.
      At Pluak Daeng, Thailand, a project is currently under development to add 23 MW of incremental capacity to service the growing needs of local industrial customers. This is expected to be completed by the second half of 2006.
Operations and Maintenance
      Where appropriate, particularly if we control a project, we manage our own operation and maintenance services for our power plants either by contract through special purpose operation and maintenance subsidiaries or by establishing the asset-owning company as an owner-operator of the project with our technical expertise and experienced personnel. In addition, we currently carry out the operation and maintenance services for the Marmara power station in Turkey and the Hub River power station in Pakistan, referred to as HUBCO. Additionally, we have 70%, 50% and 50% interests respectively in the operations companies for the Umm Al Nar, Shuweihat and Pego power stations, and through our interest in IPM, we have an 85% interest in the operations company for Paiton in Indonesia and from the Turbogas acquisition, we have a 73% interest in its operations company, Portugen in Portugal. We will also have a key operational role at the Tihama projects once construction is completed.
Trading Activities
      We have energy trading activities in the United States, the United Kingdom and in Australia.
      Our trading activities principally relate to supporting our merchant generating business, and we act as wholesale marketers rather than as pure financial traders. We aim to increase the return on our assets while hedging the market risk associated with the output of the plants. In support of this objective, and in order to obtain greater transparency to market pricing, we buy and sell electricity, gas, coal and emissions products in those markets where we have merchant assets.
      We hedge our physical generating capacity by selling forward our electrical output, and purchasing our fuel input, as and when commercially appropriate and within approved control limits. This is accomplished through a range of financial and physical products. Our limited proprietary trading operations use similar methods.
      We implement comprehensive energy risk management policies, procedures and controls in each country in which we have energy trading activities that sit within International Power’s overall risk framework. The risk framework is designed to facilitate the identification, measurement, monitoring and reporting of risk. See “Item 6. Directors, Senior Management and Employees — Corporate Governance — Internal Control — Risk identification and management” and also “Item 6. Directors, Senior Management and Employees — Corporate Governance — Internal Control — Energy marketing and trading”. For each of the businesses that operate in merchant energy markets, local risk committees have been established to oversee the management of the market, credit, operational, legal and regulatory risks arising from the marketing and trading activities. The committees are made up of the trading manager, global and local risk managers, regional directors and senior managers. The local risk committees report to our Global Commodities Risk Committee.
      In the United Kingdom, the United States and Australia we have commercial teams responsible for buying and selling the fuel, power and emissions associated with our merchant assets. We also perform limited proprietary trading in the United States and Australia that is subject to defined risk limits.
Employees
      The table below sets out the average number of employees of the Group employed for the year ended 31 December 2005.

Approximate Number
of Employees

North America	220
Europe	1,136
Middle East	615
Australia	742
Asia	633
Corporate and development	233

Total group employees	3,579

Subsidiaries
      Our principal subsidiary undertakings are set forth in note 17 of our consolidated financial statements.
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
      In 1994 separate complaints were made by the National Association of Licensed Opencast Operators (NALOO) and the South Wales Small Miners’ Association (SWSMA) to the European Commission against the Company, PowerGen plc, British Coal Corporation and HM Government. The complaint alleges violations of EU Competition law arising out of the coal purchasing arrangements entered into by the CEGB prior to 1 April 1990 and requests the Commission to find that the CEGB’s practices violated EU law. NALOO and SWSMA allege that such a finding would be grounds for a claim for damages in the English Courts by their respective members. The Commission ruled on the complaint in 1998 and did not make any findings against the Company at that time. Appeals against the Commission’s findings were brought by NALOO and SWSMA. The SWSMA appeal was initially ruled out of time, but on appeal, a faction was allowed to proceed. Progress with this claim will be influenced by the outcome of the NALOO appeal. At first instance, the European Court ruled that the Commission is under an obligation to investigate the complaint by NALOO. The Company, PowerGen plc, British Coal Corporation and the Commission appealed against the ruling to the European Court of Justice which delivered a judgment on 2 October 2003 for the main part dismissing the appeal. In its judgment, the Court decided that the Commission has the power to investigate and the matter is now with the Commission for consideration. It is not practicable to estimate legal costs or possible damages at this stage.
      RWE npower has agreed to indemnify International Power on an after-tax basis to the extent of 50% of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings.
      The Directors are of the opinion, having regard to legal advice received, the Group’s insurance arrangements and provisions carried in the balance sheet, that it is remote that the matters referred to above will, in aggregate, have a material effect on the Group’s financial position, results of operations or liquidity.
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
      The development of an Iberian wholesale power market is an objective for both the Portuguese and Spanish Governments but a number of issues arising from the need to establish a common regulatory framework and significant M&A activity are delaying the implementation of that market. We maintain our view that the Portugese government intends to preserve the value in our PPA contracts at our assets in this region and therefore we expect to be kept economically whole through this process.
      The allocation of emissions certificates, under the ETS, was confirmed by the Portuguese environmental authorities for Tejo Energia and Turbogás in accordance with our expectation, reflecting the historical levels of emissions at both plants. Any costs or gains arising from this Scheme are passed through to the Power Purchaser in accordance with the terms of the existing PPAs. Tejo Energia’s plans to comply with the new emissions limits, arising from the implementation of LCPD and IPPC, are progressing well and the new equipment is expected to be operational during 2008. Pego is neutral to this capital and operational cost, as all costs are fully recoverable under the terms of the existing PPA.
      The UK Government’s revised Phase 1 National Allocation Plan, published in February 2005 and detailing carbon credit allocations for the period 2005-07, was rejected by the EU in April 2005. Allocations were therefore made according to the UK’s provisional submission made in 2004 (3.34 million tonnes per annum of CO2 for Rugeley, 0.94 million tonnes for Deeside, and 2.48 million tonnes for Saltend). A subsequent appeal by the UK Government through the Court of First Instance resulted in the EU being forced to reconsider this decision. However they once again rejected the revised plan. The UK Government announced in April 2006 that it was not prepared to take further legal action, thereby confirming the provisional allocations as final.
      In December 2005 International Power announced its intention to install Flue Gas Desulphurisation (FGD) equipment at its 1,000 MW coal fired Rugeley power station in the UK, and to opt-in to the European LCPD. Coal fired plants had the option of either fitting FGD and having greater operational flexibility, or choosing to opt out of the directive saving significant capital expenditure, but being forced into a limited operating schedule from January 2008. This decision was primarily based on the anticipated longer term CO2 allocations for coal fired plant in the UK under Phase 2 of the EU Emissions Trading Scheme.
      The UK Government published a draft allocation methodology for generators in April 2006 indicating that opted-in plant will receive nearly double the level of allowances of opted-out plant under Phase 2. It is currently consulting more widely on its draft National Allocation Plan for Phase 2. It is expected that this will be finalised by the end of 2006. With respect to Saltend and Derwent, a new CHP sector is proposed which is expected to award business as usual allocations for the CHP capacity at these stations.

      In June 2005, the Competition Directorate of the European Commission launched inquiries into the European Gas and Electricity markets. International Power submitted formal questionnaire responses to the inquiry along with all other market participants. Following its survey, the Commission reported that it had identified significant competition issues in many of the EU’s member states (but not the UK) and that it would be considering further action against some of the major European incumbent utilities in order to improve market access and levels of competition.
      The Czech National Allocation Plan (NAP) was approved by the EU in April 2005 and the Czech government set out the respective sector/company allocations on the 20 July under government directive 315. All IPR owned assets in the Czech Republic were granted CO2 allowances in excess of their needs and most of the expected surplus for years 2005 and 2006 has already been sold. Discussions concerning NAP 2 allocations are expected to commence post national elections (June 2006) with national proposals expected to be submitted to Brussels by the end of 2006/early 2007.
      While we believe our existing projects have the requisite approvals and that we operate our business in compliance with applicable laws, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce.
Environment, Health and Safety Review
      During 2005, our Health, Safety and Environment Committee was active through inter-regional working groups to harmonise Group-wide policies and met formally four times to manage and communicate health, safety and environmental (HSE) issues. The formal Committee supports the more regular local HSE committee meetings. Continuous communication with individual assets is carried out on an ‘as required’ basis. HSE issues were reported, through the CEO, at main Board meetings throughout the year.
      As well as monitoring performance, the Health, Safety and Environment Committee identifies and pools best practice, and encourages employees to learn from the experience of their colleagues around the world.
      A continuing target for 2006, carried over from 2005, is to review the CSR credentials of our key EPC suppliers. At the same time we work with suppliers to ensure that they understand and can respond to our own CSR policies.
      We recognise that regulatory requirements and local cultures differ widely but we are also keen to ensure that all employees are aware of the most appropriate health and safety principles in order to ensure their individual safe behaviour. In 2005 we achieved our target of progressively implementing behavioural safety training systems at a number of our locations. We are now confident that we will be able to build on this achievement and have set a 2006 target to implement behavioural safety initiatives across all of our assets, globally.
      By evaluating initiatives and incidents from inside and outside the Company, we are able to refine our health and safety systems. Information is distributed Company-wide as Health and Safety Information Memoranda. Lessons learned are used to promote awareness and encourage best practice.
      A key driver of Company policy in the last two years has been to establish a cohesive and consistent approach to HSE management. During 2005, the majority of our assets improved their environmental management systems by moving towards full ISO14001 certification, a programme that will continue to be promoted and encouraged in 2006. A new target for 2006 is to ensure that all International Power assets are certified or are at least working towards certification with the International Health and Safety standard OHSAS 18001 or directly equivalent country standard e.g. AS/ NZS 4801 by the end of the year. Progress reports against both these targets will be monitored at the Company’s quarterly HSE meetings.

Item 5.	Operating and Financial Review and Prospects
      You should read the following discussion and analysis of our financial performance together with our consolidated financial statements and the notes thereto included elsewhere in this annual report.

Overview
      We are an international wholesale power generator and developer with interests in 18 countries across four continents. As at 6 March 2006, our operating power plants, located in Australia, Bahrain, Czech Republic, Indonesia, Italy, Malaysia, Oman, Pakistan, Puerto Rico, Portugal, Spain, Thailand, Turkey, the UAE, the United Kingdom, and the United States, had a total capacity of 28,793 megawatts, or MW, gross (one million watts equal one megawatt) or 16,642 MW net and have further capacity of 5,562 MW gross, or 1,729 MW net under construction in Asia and the Middle East. As at 6 March 2006, our net capacity in operation and under construction was 18,371 MW.
      We generate electricity from gas, oil, coal, wind and water (hydro). We also engage in complementary activities such as mining coal and transporting gas by pipeline in Australia, desalinating water in the Middle East and providing steam for district heating systems in Europe. We sell much of the power we generate to single customers pursuant to fixed price long-term offtake agreements, known as power purchase agreements or PPAs. However, a significant portion of the power we generate, particularly power generated by our facilities in the United States, the United Kingdom and Australia is sold to customers through competitive merchant markets.

Presentation of Financial Information
      We prepare our financial statements in accordance with Adopted IFRS, which differs in certain significant respects from US GAAP. This is our first annual report and accounts to be presented under Adopted IFRS. Comparative information, which was originally presented under UK GAAP in our annual report on Form 20-F for the year ended 31 December 2004, has been restated on the same basis. Information relating to the nature and effect of such differences as they apply to us is summarised in note 43 to our consolidated financial statements included elsewhere in this document.
      The financial information included in the financial statements has been prepared on the basis of all applicable IFRSs issued by the International Accounting Standards Board as adopted by the EU (Adopted IFRSs). As required by IFRS 1 (First-time Adoption of International Financial Reporting Standards) the Group is required to explain how the transition from UK GAAP to IFRS has affected its reported financial position and financial performance. In accordance with these requirements we set out in note 43 to the financial statements:

•	a reconciliation of equity reported under UK GAAP to equity under Adopted IFRS as at 1 January 2004 and 31 December 2004;

•	a reconciliation of the profit reported under UK GAAP for the year ended 31 December 2004 to profit reported under Adopted IFRS.
      IFRS 1 states that an entity shall use the same accounting policies in its opening IFRS balance sheet, throughout all periods presented in its first IFRS financial statements and for all periods presented thereafter. In order to facilitate the transition to IFRS, it also allows adoption options and exemptions in the initial application of certain IFRSs. The Group has applied the following options (which are outlined in note 1 to the financial statements):

•	Business combinations prior to 1 January 2004 have not been restated (in accordance with IFRS 3 Business Combinations). As a result, the carrying amount of goodwill under UK GAAP at 31 December 2003 is the deemed cost of goodwill at 1 January 2004 for Adopted IFRS purposes. The impact of this election (not restating business combinations prior to 1 January 2004 in accordance with IFRS 3 Business Combinations) is that the allocation of fair values between tangible assets, intangible assets, goodwill and other assets and liabilities may have been different and thus the subsequent amortisation charges may also have been impacted.

•	The Group elected to measure its property, plant and equipment of its US merchant fleet, owned by American National Power, at the date of transition to Adopted IFRS at its fair value and use that fair value as its deemed cost at that date. The US merchant fleet is still subject to impairment testing following indications of impairment but, following this election, an impairment reversal will not arise from the recoverable amount of the assets exceeding their carrying values as it is not group policy to revalue property, plant and equipment. The subsequent depreciation charge is also affected by the extent to which an impairment reversal is or is not required.

•	Cumulative foreign exchange differences in reserves have been deemed to be zero at 1 January 2004. Because the cumulative amount of exchange differences arising on the retranslation of foreign operations are recorded in equity rather than the income statement, and because the cumulative exchange difference is recycled to the income statement on disposal of such a foreign operation, the profit or loss on disposal of a foreign operation will differ to the extent foreign exchange differences have or have not been recognised on the transition to Adopted IFRS at 1 January 2004.

•	The Group has recognised the pension schemes’ surpluses and deficits in full as at 1 January 2004, with a corresponding adjustment to reserves. The Group has used the ‘corridor’ method to recognise actuarial gains and losses arising after the date of transition. If the Group had not recognised all the cumulative actuarial gains and losses at the date of transition to Adopted IFRS but instead only recognised those actuarial gains and losses consistent with the on-going application of the ‘corridor’ method, then gains and losses recorded in the income statement (recognised and amortised on a straight line basis over the average remaining service life of the employees) during 2004 and thereafter may have been different.

      In accordance with the exemptions available under IFRS 1, the Group has decided not to restate the comparatives to take into account the requirements of the accounting standards applicable to financial instruments (IAS 32 and IAS 39). Hence, for 2004 the information presented in the financial statements in respect of financial instruments is measured, recorded and presented in accordance with UK GAAP. Derivatives have been recognised at fair value at 1 January 2005, with a corresponding charge or credit to reserves. The adjustments made to the balance sheet at 1 January 2005, to reflect the adoption of IAS 32 and IAS 39, are also outlined in detail in note 43 to the financial statements.
      Those areas which have the most significant impact on the Group’s reported position and financial performance during 2004 and as at 1 January 2005 under IFRS compared with the previously reported results under UK GAAP are:

•	the cessation of goodwill amortisation;

•	differences in accounting for deferred tax, principally with respect to fair value adjustments on acquisition;

•	dividends declared and not approved at the balance sheet date — these are not included as liabilities in the financial statements;

•	the present value of net pension scheme obligations recognised on balance sheet (excluding actuarial gains and losses not recognised);

•	the recognition of a charge to the income statement for share-based payments;

•	split accounting of convertible debt in order to recognise both debt and equity components;

•	recognition on the balance sheet at fair value of all qualifying derivatives;

•	deferral of fair value mark to market gains and losses within hedging reserves for qualifying cash flow hedges.
      A detailed description of the IFRS transition adjustments is included in note 43 to the Group’s financial statements.

Critical Accounting Policies and Estimates
      We prepare our consolidated financial statements in compliance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board as adopted by the European Union. As such, we are required to make certain estimates, judgements and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenue and expenses during the periods presented and the related disclosure of contingent assets and liabilities.
      On an ongoing basis, we evaluate our estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances to ensure full compliance with IFRS and best practice. Actual results may differ significantly from our estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.
      The list below identifies some of the areas where significant judgements are required, normally due to the uncertainties involved in the application of certain accounting policies:

Income recognition	• correct revenue recognition policy based on the contractual arrangements in place and the allocation of the risks and rewards of ownership of the plant

• appropriate accounting treatment of receipts from contractors

Recoverable amount of property, plant and equipment	• indications of impairment and the measurement of fair value using projected cash flows, together with risk adjusted discount rates, or other more appropriate methods of valuation

Fair values on acquisition	• useful economic life and residual value of certain assets

• fair values of assets and liabilities acquired and hence how much of the purchase price is attributed to goodwill arising on acquisition of a business

Consolidation policy — amount of influence	• extent of influence the Group is in a position to exercise over the operations, strategic direction and financial policies of entities in which it holds an equity stake

Items of income and expense that require separate disclosure — ‘exceptional’ items	• items of income or expense, which are material by virtue of their nature and amount, which require separate disclosure. The Directors consider these items most appropriately disclosed as ‘exceptional’

Taxation	• appropriate provisions for taxation taking into account anticipated decisions of tax authorities

• assessment of the ability to utilise tax benefits through future earnings
Income recognition
      The majority of our income is derived from owning and operating power plants worldwide. In merchant markets, the Group enters into various types of hedging or forward contracts for the buying and selling of commodities related to this activity: principally sales of electricity and the purchase of fuel for its own power plants. These contracts typically fall within the definition of derivative financial instruments and where required have to be marked to market. Accounting for these contracts as cash flow hedges allows, to the extent the hedge is effective, the changes in value of the derivatives to be deferred in equity. In order to achieve cash flow hedge accounting it is necessary for the Group to determine, on an on-going basis, whether a forecast transaction is both highly probable and whether the hedge is effective. This requires both subjective and objective measures of determination.

      When our power plants sell their output under long-term purchase agreements it is usual for the power plant owning company to receive payment (known as a ‘capacity payment’) for the provision of electrical capacity whether or not the offtaker requests electrical output. In these situations, where there is a long-term contract to purchase electricity output and electrical capacity, it is necessary for the Group to evaluate the contractual arrangements and determine whether they constitute a form of lease or a service contract. Where the arrangements are determined to be a form of lease an evaluation is then required of where the substantial risks and rewards of ownership reside in order to determine the form of lease it represents. For those arrangements determined to be finance leases, it is necessary to calculate the proportion of total capacity payments which should be treated as finance income, capital repayment and as a fee for service provision and for operating leases the split between rental payments and fees for service provision.
      The Group receives amounts from contractors in respect of late commissioning and under performance of new power plants. Receipts which relate to compensation for lost revenue are treated as income when the compensation is due and payable by the contractor. Those receipts that relate to compensation for plants not achieving long-term performance levels specified in the original contracts are recorded as a reduction in the cost of the assets.
Recoverable amount of property, plant and equipment
      The original cost of greenfield developed power plant and other assets includes relevant borrowings and development costs:

•	Interest on borrowings relating to major capital projects with long periods of development is capitalised during construction and then amortised over the useful life of the asset.

•	Project development costs (including appropriate direct internal costs) are capitalised when it is virtually certain that the project will proceed to completion and income will be realised.
      Depreciation of plant is charged so as to write down the value of the asset to its residual value over its estimated useful life:

•	Gas turbines and related equipment are depreciated over 30 years to a 10% residual value, unless the circumstances of the project or life of specific components indicate a shorter period or a lower residual value.

•	Coal and hydro plant is considered on an individual basis.
      Management regularly considers whether there are any indications of impairment to carrying values of property, plant and equipment and other assets (e.g. the impact of current adverse market conditions). Impairment reviews are generally based on risk adjusted discounted cash flow projections that require estimates of discount rates and future market prices over the remaining lives of the assets.
Fair values on acquisition
      The Group is required to bring acquired assets and liabilities on to the Group balance sheet at their fair value. Power plant and equipment usually have long operating lives, and are often bought with associated long-term contracts such as PPAs. Hence determination of the fair values of these long-life assets and contracts can require a significant amount of judgement.
Consolidation policy — amount of influence
      The determination of the level of influence the Group has over a business is often a mix of contractually defined and subjective factors that can be critical to the appropriate accounting treatment of entities in the consolidated accounts. We achieve influence through Board representation and by obtaining rights of veto over significant actions. We generally treat investments where the Group holds less than 20% of the equity as investments available for sale. These investments available for sale are carried at market value where market prices are available. Where quoted market prices in an active market are not available, and where fair value cannot be reliably measured, unquoted equity instruments are measured at cost.

      Where the Group owns between 20% and 50% of the equity of an entity and is in a position to exercise significant influence over the entity’s operating and financial policies, we treat the entity as an associate or jointly controlled entity. Equally, where the Group holds a substantial interest (but less than 20%) in an entity and has the power to exert significant influence over its operations, we treat it as an associate or jointly controlled entity.
Exceptional items
      The Directors consider that items of income or expense which are material by virtue of their nature and amount should be disclosed separately if the financial statements are to fairly present the financial position and financial performance of the Group. The Directors consider these items most appropriately disclosed as ‘exceptional’.
      All exceptional items are included under the appropriate income statement line item to which they relate. In addition, for clarity, separate disclosure is made of all such items in one column on the face of the income statement.
Taxation
      The level of tax provisioning is dependent on subjective judgement as to the outcome of decisions to be made by the tax authorities in the various tax jurisdictions in which we operate.
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
Seasonality
      We are at times subject to seasonality on a segment basis due to the effect of weather and other conditions on demand for electricity in the specific geographic regions in which we operate. Overall the first and last quarters are our strongest quarters, driven by the seasonal profile of our European and Australian portfolios. Where applicable, effects of seasonality are described in the following section entitled “Segment Comparative Performance”.
Effect of Market Prices
      We sell much of the power we generate to single customers pursuant to PPAs. However, a significant portion of the power we generate, particularly power generated by our facilities in the United States and the United Kingdom, is sold to customers through wholesale or merchant markets at prevailing market rates. During 2005, we sold the majority of our output from our generation facilities in North America, Australia and the United Kingdom on a merchant basis. Merchant sales are exposed to price fluctuations. Our trading operations can limit this exposure by entering into options, forward power sale agreements and fuel purchase contracts, known as hedges that fix the gross margin at which we sell output over the contracted period. In addition, we are able to utilise the peak load flexibility of a number of our plants, to take advantage of favourable price opportunities as they arise.
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
      Certain jurisdictions in which we conduct operations, such as Malaysia and Thailand, continue to apply exchange controls relating to the remittance of cash out of their respective countries. These controls have not had a material effect on our ability to conduct operations in these countries and we do not foresee that they will have a material effect in the near future, although the long-term impact of such controls is not predictable due to dynamic economic conditions that also affect or are affected by other regional or global economies.

Recent Developments
      The acquisition of Saltend was completed in July 2005 in a 70:30 partnership with Mitsui & Co., Ltd of Japan. Saltend is a 1,200 MW combined cycle gas turbine (CCGT) cogeneration plant located near Hull, England. The plant primarily sells its output in the England and Wales power market, and supplies approximately 7% of its power and steam output to the adjacent BP Chemicals site.
      In accordance with an agreement with the Australian Competition and Consumer Commission (ACCC), following the acquisition of the EME international generation portfolio in 2004, we sold the 300 MW Valley Power peaking plant in Victoria to Snowy Hydro in October 2005.
      In January 2006, International Power, together with partners Suez Energy International of France and Sumitomo Corporation of Japan, announced it had agreed to acquire the Al Hidd independent power and water project in Bahrain. Al Hidd is a 910 MW combined cycle gas turbine (CCGT) and 30 MIGD water desalination facility. An expansion is planned to build a new 60 MIGD desalination facility, which is expected to be in operation by the end of 2007. Financial close occurred in April 2006, and payment of the purchase price will be made in early July 2006.
      In April 2006 International Power plc’s wholly owned subsidiary, American National Power Inc., agreed to acquire the Coleto Creek Power generation facility from Topaz Power Group, a joint venture between Carlyle/ Riverstone and Sempra Generation (a subsidiary of Sempra Energy), for a total cash consideration of US$1.14 billion (£640 million). Coleto Creek Power is a 632 MW pulverised coal fired generation plant located in Texas. The acquisition is subject to regulatory approval and expected to complete in the third quarter of 2006.
      In May 2006, MMC Corporation Berhad announced that it intended to acquire the whole of Malakoff Berhad’s assets and liabilities for a total cash consideration of 9.3 billion Malaysian ringgit (MYR) (approximately £1.4 billion). MMC’s proposed offer to Shareholders represents a distribution of 10.35 MYR per share, a premium of 5.7% and 13.0% over the five-day and three-months weighted average price of Malakoff’s Shares. In respect of our 18% shareholding in Malakoff, this offer equates to approximately £250 million, which would be substantially above the book value for this asset. We have indicated that we are in principle receptive to this initiative by MMC.

Results of operations
      The following table shows certain financial data from our consolidated income statement for the current period and the preceding financial period.

	Year Ended 31 December

	2005(1)	2005	2004

	($ in
	millions,	(£ in millions,
	except per	except per share
	share data)	data)
Adopted IFRS — Group
Revenue: Group and share of joint ventures and associates	5,046	2,936	1,267
Less: share of joint ventures’ revenue	(531)	(309)	(144)
Less: share of associates’ revenue	(1,193)	(694)	(355)

Group revenue	3,322	1,933	768
Cost of sales — ordinary	(2,690)	(1,565)	(637)
Cost of sales — exceptional	89	52	—

Cost of sales	(2,601)	(1,513)	(637)

Excluding exceptional items	632	368	131
Exceptional items	89	52	—

Gross profit	721	420	131
Other operating income — ordinary	110	64	56
Other operating income — exceptional	100	58	—

Other operating income	210	122	56
Other operating expenses — ordinary	(221)	(129)	(78)
Other operating expenses — exceptional	—	—	11

Other operating expenses	(221)	(129)	(67)
Share of results of joint ventures and associates	340	198	113

Excluding exceptional items	861	501	222
Exceptional items	189	110	11

Profit from operations	1,050	611	233
Disposal of investments — exceptional	17	10	4
Finance income	91	53	30
Finance expenses — ordinary	(438)	(255)	(107)
Finance expenses — exceptional	—	—	(31)

Finance expenses	(438)	(255)	(138)

Profit before tax	720	419	129
Income tax expense — ordinary	(95)	(55)	(25)
Income tax expense — exceptional	(58)	(34)	—

Income tax expense	(153)	(89)	(25)

Profit for the year	567	330	104

Attributable to:
Minority interests — ordinary	77	45	8
Minority interests — exceptional	—	—	(2)

Minority interests	77	45	6
Equity holders of the parent — ordinary	342	199	112
Equity holders of the parent — exceptional	148	86	(14)

Equity holders of the parent	490	285	98

Earnings per share:
Basic excluding exceptional items	23.2 cents	13.5p	8.6p
Basic including exceptional items	33.3 cents	19.4p	7.5p
Diluted excluding exceptional items	22.3 cents	13.0p	8.5p
Diluted including exceptional items	31.8 cents	18.5p	7.4p
Dividends per share:	4.3 cents	2.5p	—
      Following the implementation of IFRS, the Group has decided to continue with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately, by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information.

Segment Comparative Performance
      The table below sets forth our results of operations for our business segments for the periods indicated.

			Share of
			Joint Ventures
	Subsidiaries		and Associates		Total

	Year Ended		Year Ended		Year Ended
	31 December		31 December		31 December

	2005	2004	2005	2004	2005	2004

	(£ in millions)
Revenue
North America	523	188	171	72	694	260
Europe	990	308	397	212	1,387	520
Middle East	24	24	43	30	67	54
Australia	369	223	51	8	420	231
Asia	27	25	341	177	368	202

	1,933	768	1,003	499	2,936	1,267

Profit/(loss) from operations (excluding exceptional items)
North America	20	(29)	29	8	49	(21)
Europe	205	52	55	45	260	97
Middle East	12	13	12	7	24	20
Australia	119	96	6	2	125	98
Asia	6	9	96	51	102	60

Segmental profit from operations	362	141	198	113	560	254
Corporate costs	(59)	(32)	—	—	(59)	(32)

Profit from operations (excluding exceptional items)	303	109	198	113	501	222
Operating exceptional items	110	11	—	—	110	11

Profit from operations (including operating exceptional items)	413	120	198	113	611	233
Disposal of investments — exceptional					10	4
Financing costs — ordinary					(202)	(77)
Financing costs — exceptional					—	(31)
Income tax expense — ordinary					(55)	(25)
Income tax expense — exceptional					(34)	—

Profit for the financial year					330	104

      Exceptional items included in profit from operations and disposal of investments (discussed on page 36) are analysed by business segment below:

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	(£ in millions)
Exceptional items included in profit from operations
Europe	110	11

Exceptional items included in profit from operations	110	11

Exceptional items included in disposal of investments
Corporate	3	—
Asia	7	4

Exceptional items included in disposal of investments	10	4

      The segmental profit from operations after exceptional items for the year ended 31 December 2005 is £370 million for Europe (31 December 2004: Europe profit from operations of £108 million).

Trading Performance

Year ended 31 December 2005 is compared with the year ended 31 December 2004

NORTH AMERICA

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	(£ in millions)
Revenue	694	260

Profit/(loss) from operations (pre-exceptional items)	49	(21)
Exceptional items	—	—

Profit/(loss) from operations	49	(21)

      Our North American business region consists of plants in Texas, Massachusetts, Georgia and Puerto Rico. The majority of our North American plants, namely Midlothian and Hays in Texas and Blackstone, Bellingham and a portion of the capacity at Milford in New England, sell their output in the wholesale market at prevailing rates, where we conduct energy trading activities. These are principally focused on selling the physical output of and purchasing fuel for our plants. However, we also perform limited proprietary trading that is subject to clear risk limits.
      The North American portfolio also includes plants that sell capacity and energy under long-term contracts. These contracted assets include Milford, where 56% of output is subject to a long-term contract, Hartwell and Oyster Creek. In addition, output from the EcoEléctrica plant is contracted under a long-term PPA until 2021.
      North America generated gross revenue of £694 million during the year ended 31 December 2005 (2004: £260 million), an increase of 167% compared to 2004. Our share of revenue from joint ventures in the region increased 138% during the year ended 31 December 2005 to £171 million compared with our share of revenue from joint ventures in the year ended 31 December 2004 of £72 million, due to the first full year of contribution from EcoEléctrica.
      Profit from operations amounted to £49 million compared to a loss from operations of £21 million for the year ended 31 December 2004. The increase of £70 million reflects the improvements in the Texas and New England markets and the acquisition of EcoEléctrica.

      Operating costs consist of both fixed operating costs, such as depreciation, payroll and property taxes, and variable operating costs, such as fuel costs. These costs have increased in 2005, compared to 2004, due to the increase in output in Midlothian, de-mothballing of the Hays plant in Texas in the spring of 2005 and the acquisition of Eco Eléctrica in Puerto Rico.
      The Texas power market showed further signs of recovery during 2005 as pricing levels increased from the low levels in 2003 and 2004. Market prices improved driven by the demand for peak power (up 3% to 60,300 MW), a warm summer and a reduction in surplus generation following the retirements and mothballing of inefficient plant in 2004 and 2005. The current reserve margin in Texas is 24%. In Texas, gas fired generation typically sets the marginal price for power which means that the relatively high efficiency of our gas fired plants provides an economic advantage when gas prices are high.
      In New England, the underlying reserve margin is now estimated at 20%. In this market, oil fired generation has a greater role in determining the market price of power, therefore the relatively high efficiency of our gas fired plants does not enjoy the same benefits of a high gas price environment as in Texas. Overall, spark spreads showed a smaller recovery than we experienced in Texas. The first quarter of 2004 benefited from some very high, short duration, price spikes which lifted the full year spreads that year. Excluding this, the underlying spreads for 2005 were ahead of 2004.
      In January 2006 the New England system operator reported progress on the establishment of a capacity payment mechanism (a Forward Procurement Market instead of the previously proposed LICAP system). The details of the proposed capacity market are expected to be disclosed in Q4 2006. This is a positive development for the New England market and is designed to ensure improved security of supply and encourage the provision of reliable generation, particularly at times of peak demand.

EUROPE

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	(£ in millions)
Revenue	1,387	520

Profit from operations (pre-exceptional items)	260	97
Exceptional items	110	11

Profit from operations	370	108

      Our European business region consists of plants in the United Kingdom, the Czech Republic, Spain, Portugal, Turkey and Italy.
      Europe generated revenue of £1,387 million (2004: £520 million), an increase of 167%, and profit from operations of £370 million, up from £108 million in 2004. Key contributors to this growth in earnings were First Hydro, ISAB, Turbogás and Saltend, together with a strong improvement in earnings at Rugeley. Spanish Hydro, International Power Opatovice (previously called EOP), Pego and Uni-Mar also performed well.
      Profit from operations for the year ended 31 December 2005 includes exceptional gains of £110 million, consisting of the impairment reversal at Rugeley and the compensation in relation to the tolling agreement with TXU. Profit from operations for the year ended 31 December 2004 included an exceptional gain of £11 million, which is a release of a provision relating to a guarantee following the sale of our investment in Elcogas.
      Revenue from joint ventures and associates for the year ended 31 December 2005 of £397 million increased 87% from £212 million for the year ended 31 December 2004.
      Operating costs have increased accordingly, due to the first full year of contributions from the acquired EME assets and the first part year contribution from Saltend.

      First Hydro delivered a strong contribution to profits with a robust performance in both the UK wholesale electricity and balancing services markets. High levels of availability and reliability in 2005 once again enabled First Hydro successfully to provide reserve capacity and rapid response services in the market.
      In the UK, the rising oil price was a key factor in driving up the price of gas which, in turn, generally sets the price of power. Whilst this helped improve financial performance at Rugeley (which is coal fired with relatively stable fuel costs), underlying spreads for gas fired generation have not improved to the same extent.
      As a result of the improvement in outlook for dark spreads, we performed a review of the carrying value of Rugeley which was impaired in 2002. As a consequence of this review, we fully reversed the remaining impairment at Rugeley of £52 million.
      In February 2006, we confirmed our intention to install flue gas desulphurisation (FGD) equipment at Rugeley. FGD equipment will allow Rugeley to reduce sulphur emissions and operate at a higher load factor. This decision was primarily based on the anticipated longer-term CO2 allocations for coal fired plant in the UK. We are currently negotiating an Engineering, Procurement and Construction (EPC) contract for this project.
      During 2005 Rugeley received £68 million in partial settlement in respect of our claim for compensation for the termination of the TXU tolling agreement in November 2002. A further £15 million was received in January 2006, taking total receipts to £83 million.
      The acquisition of Saltend was completed in July 2005 in a 70:30 partnership with Mitsui & Co., Ltd of Japan. Approximately 7% of the plant’s generating capacity and all of the plant’s steam output is contracted to BP Chemicals Limited until 2015 with the balance of the power output sold into the UK power market. As Saltend was acquired with a gas contract for its fuel supply, its fuel cost has been largely unaffected by the volatility of UK gas prices in the year. Saltend has delivered a strong financial performance.
      In Portugal, Turbogás and Pego continue to perform well with high availability and a high utilisation by the offtaker, REN. In December 2005, we acquired an additional 5% shareholding in the 600 MW Pego power plant (and small additional shareholdings in the associated fuel and O&M companies) from EdF for a consideration of £5 million, increasing our ownership to 50%, or 300 MW (net). International Power Opatovice delivered another good performance in 2005 due to a strong demand for power and district heating.
      The acquisition of a 75% shareholding in Turbogás was completed in November 2004, followed by the purchase of a further 5% interest in the plant in January 2005. Following the exercise by EdP of its option to increase its shareholding in the plant from 20% to 40%, our final ownership in Turbogás totals 60% (net capacity of 594 MW). Also, in 2004 we acquired interests in four plants in Europe as part of the EME Portfolio, namely First Hydro, Derwent, ISAB and Spanish Hydro.

MIDDLE EAST

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	(£ in millions)
Revenue	67	54

Profit from operations (pre-exceptional items)	24	20
Exceptional items	—	—

Profit from operations	24	20

      Our Middle East business region consists of a 65% interest in Al Kamil in Oman, a 20% interest in Shuweihat in the UAE, a 40% interest in Al Hidd in Bahrain (acquired in 2006) and a 20% interest in Umm Al Nar, also in the UAE. The region’s entire output is contracted under long-term power purchase (or power and water purchase) agreements, primarily with the local government or with government entities (such as the Abu Dhabi Water & Electricity Company).

      Revenue in the Middle East increased to £67 million during the year ended 31 December 2005 (2004: £54 million), a 24% increase, and profit from operations increased to £24 million from £20 million in 2004, a 20% increase. These increases were mainly due to the first full year of operation at Shuweihat in the UAE, where the overall commercial availability for both power and water was at a very high (99%) level.
      Operating costs have shown a corresponding increase due to the first full year of operations at Shuweihat.
      The existing plant at Umm Al Nar in the UAE also delivered high levels of availability for power and water, both in excess of 90% and well above its Power and Water Purchase Agreement (PWPA) requirements. In relation to plant expansion, all three new gas turbines have been fired and synchronised with the grid in open-cycle mode and full commercial operation is expected in the second half of 2006.
      Construction at the four Tihama sites in Saudi Arabia, for Saudi Aramco — Ju’aymah, Ras Tanura, Shedgum and Uthmaniyah, together comprising 1,074 MW and 4.5m lbs/hr of steam — is progressing well. Uthmaniyah is at the most advanced stage of construction and is expected to commence operation in the first half of 2006. Overall, the Tihama construction programme is on track to conclude in the last quarter of 2006, with the four plants progressively reaching commercial operation throughout this year.
      In Qatar, the financing for the Ras Laffan B (1,025 MW, 60 MIGD) power and water plant was completed in April 2005. The financing was strongly supported by a consortium of major local and international banks. International Power’s equity contribution amounts to US$72 million (£42 million) for its 40% share in this project. Construction commenced in the first half of 2005 with final completion expected in 2008.The output from Ras Laffan B is contracted to Qatar General Electricity and Water Corporation (KAHRAMAA) under a 25-year PWPA.
      International Power now has six projects in five countries in the Middle East region with a project enterprise value of some US$6.5 billion (£3.8 billion) and an equity commitment of around US$400 million (£233 million).

AUSTRALIA

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	(£ in millions)
Revenue	420	231

Profit from operations (pre-exceptional items)	125	98
Exceptional items	—	—

Profit from operations	125	98

      Our Australian business consists of the Hazelwood and the Loy Yang B plants in Victoria, the Pelican Point plant and Canunda Wind farm in South Australia, together with the Synergen peaking units dispersed throughout South Australia and the Kwinana plant in Western Australia. We have two joint ventures in Australia, the SEA Gas pipeline, which is a 687 km gas pipeline from Victoria to South Australia and EnergyAustralia, an electricity and gas retail operation in Victoria and South Australia.
      In accordance with an undertaking to the Australian Competition and Consumer Commission (ACCC), we sold the 300 MW Valley Power peaking plant in Victoria to Snowy Hydro in October 2005. Our generation capacity in Australia now totals 3,149 MW (net), predominantly in Victoria and South Australia where our market share of capacity is now approximately 25% and 24% respectively. Our market share of the national electricity market generation is now approximately 9%. We generally sell our output in the National Electricity Market predominantly in the Victoria and South Australia “regions” on a rolling basis, ensuring we are forward contracted for one to three years. For 2006, in excess of 80% of expected merchant output has been contracted.
      Revenue in Australia rose to £420 million during the year ended 31 December 2005 (2004: £231 million), an increase of 82%. Profit from operations increased to £125 million (2004: £98 million), an increase of 28%, reflecting contributions from acquisitions and development projects, principally Loy Yang B, Kwinana, EnergyAustralia and Canunda.
      Operating costs have increased substantially, due to Loy Yang B and Kwinana being included for the full year for the first time and, as expected, profit from operations from Hazelwood was down on 2004 due to the completion of contracts placed in prior years. Hazelwood’s average achieved price in 2005 was once again ahead of the underlying market price for electricity.
      Canunda, our new-build 46 MW wind farm in South Australia, successfully started commercial operation in March 2005 and is fully contracted under a long-term PPA. Canunda has 23 wind turbines of 2 MW each, currently the largest wind turbines in Australia, and can produce enough power to supply 30,000 homes.
      At Hazelwood, our largest brown coal fired generator in Victoria, the development of our existing open cast mine progressed on plan. Over the last three years, we have progressively been developing a large-scale infrastructure to mine a new area called the West Field, and in June 2005 a milestone was reached where 100% of the coal used by Hazelwood power station (namely 17 million tonnes per annum) was sourced from this new coal field. In September 2005, an agreement was reached with the Victorian government for a mining licence variation to the new West Field mine which allows access to additional coal and in return Hazelwood undertook to limit its life-time emission of CO2 to 445 million tonnes. This is an important step to provide long-term security of supply of coal for Hazelwood.
      International Power and EnergyAustralia, an experienced retailer in the Australian market, established a 50:50 partnership to provide electricity and gas to retail customers predominantly in Victoria and South Australia. Since formation in July 2005, this retail partnership has increased the number of power and gas accounts from 175,000 to 275,000. This additional route to customers provides a partial hedge for our generation assets in Australia.

ASIA

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	(£ in millions)
Revenue	368	202

Profit from operations (pre-exceptional items)	102	60
Exceptional items	—	—

Profit from operations	102	60

      Our Asia portfolio consists of plants in Pakistan, Malaysia, Thailand and Indonesia. In February 2005, we completed the acquisition of a 40% shareholding in Uch, a 586 MW gas fired plant in Pakistan, from EON UK plc. The entire output from the plant is sold to WAPDA under a long-term PPA until 2023.
      Revenue in Asia increased to £368 million for the year ended 31 December 2005 from £202 million in 2004, an increase of 82%, with a corresponding increase in profit from operations to £102 million from £60 million in 2004, an increase of 70%. This growth in revenue and earnings is primarily attributable to Paiton, which contributed its first full year of profits since its acquisition in December 2004. In 2005, Paiton consistently generated high levels of output and achieved availability levels significantly in excess of its PPA requirements.
      HUBCO and KAPCO in Pakistan continue to deliver a good performance. Both companies are listed on the Karachi Stock Exchange and as at 3 March 2006 the market value of International Power’s shareholding in HUBCO and KAPCO totalled £186 million. Uch, in Pakistan, delivered a solid contribution since acquisition in February 2005.
      At Thai National Power (TNP), we are expanding our 120 MW plant by 23 MW to meet growing local demand for power. The construction of the expansion is expected to complete by the second half of 2006, and we have already refinanced the existing debt to provide the necessary funding.

      In April 2005, Malakoff acquired a further 19% shareholding in the 1,303 MW CCGT Lumut power plant. This increased Malakoff’s net installed capacity to 3,130 MW, which translates to net capacity of 567 MW for International Power.

Exceptional Items
      We consider that items of income and expense which are material by virtue of their nature and amount should be disclosed separately if the financial statements are to fairly present the financial position and financial performance of the Group. We label these items collectively as ‘exceptional items’.

Year ended 31 December 2005
      During the year ended 31 December 2005, net exceptional gains of £120 million were booked, comprising:

•	£58 million compensation in respect of the tolling agreement with TXU;

•	£52 million on the impairment reversal of Rugeley plant;

•	£4 million profit on disposal of Tri Energy;

•	£3 million profit on sale of land in Thailand; and

•	£3 million profit on sale of shares in Interconnector UK.
      There is no tax charge on the profit on disposal of Tri Energy. The tax charge on all other exceptional items amounted to £34 million.

Year ended 31 December 2004
      During the year ended 31 December 2004, we recorded the following exceptional items:

•	£11 million release of a provision relating to a guarantee following the sale of an investment in Elcogas;

•	£4 million profit on the disposal of a further 4% share in HUBCO;

•	£15 million charge to finance costs from the cessation of the interest rates swaps as part of the restructuring of the ANP debt facility; and

•	£16 million charge to finance costs associated with debt raising and debt restructuring.
      There was no exceptional tax charge in 2004.

Other Costs
Corporate costs
      Our headquarters is in London, where corporate and business functions are based to support our worldwide operations. In addition, we operate regional business support offices in the UK, the US, Australia, the Czech Republic, Italy, Singapore and the UAE. These offices vary in size dependent on the scale of operations.
      Corporate costs at £59 million are £27 million higher than 2004. This is due to the significant growth and complexity of the Group, together with some costs which may not necessarily recur such as higher employee share scheme costs and a provision for certain CEGB legacy pension liabilities.

Additional segmental information
      Because IFRS requires the results of joint ventures and associates to be presented on the face of the income statement after interest, taxation and minority interest in arriving at profit from operations, management believe that the following table, which presents the segmental analysis of profit from operations for joint ventures and associates before deducting interest, taxation and minority interest, is helpful to the readers’ understanding of the results of the company because the results of subsidiaries, associates and joint ventures are then presented on a comparable basis. This is also a form of presentation which is comparable to UK GAAP requirements with which the reader may be familiar. Profit from operations (including results from joint ventures and associates before interest, taxation and minority interest) is used by management to make asset performance comparisons.

	Year Ended 31 December 2005			Year Ended 31 December 2004

		Share of Joint			Share of Joint
		Ventures and			Ventures and
	Subsidiaries	Associates	Total	Subsidiaries	Associates	Total

	£ (in millions)
Profit from operations (including results from JVs and associates before interest, tax and minority interest and excluding exceptional items)
North America	20	43	63	(29)	16	(13)
Europe	205	96	301	52	61	113
Middle East	12	27	39	13	16	29
Australia	119	10	129	96	6	102
Asia	6	169	175	9	80	89

	362	345	707	141	179	320
Corporate costs	(59)	—	(59)	(32)	—	(32)

	303	345	648	109	179	288

Reconciliation of segment result between IFRS and alternative presentational format
      Because IFRS requires the results of joint ventures and associates to be presented on the face of the income statement after interest, taxation and minority interest in arriving at profit from operations, management believe that the following table, which presents the adjustments (add backs) to the total profit from operations which are required to obtain profit from operations including results from joint ventures and associates before interest, taxation and minority interest, is helpful to management’s and the readers’ understanding of our results. This is because the results of subsidiaries are presented on a comparable profit before interest, taxation and minority interest basis within profit from operations. It is also the form of presentation with which the reader may be familiar (as it is the requirement of UK GAAP to present the results of operations of joint ventures and associates before interest, taxation and minority interests). Profit from operations (including results from joint ventures and associates before interest, taxation and minority interest) is used by management to make asset performance comparisons.

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	£ (in millions)
Profit from operations (excluding exceptional items)	501	222
Add back:
Share of JVs’ and associates’ interest	90	46
Share of JVs’ and associates’ taxation	56	17
Share of JVs’ and associates’ minority interest	1	3

Profit from operations (including results from JVs and associates before interest, tax and minority interest)	648	288

Effective tax rate and interest cover ratio (pre-exceptional items)
      Our management believe that the following table, which presents adjustments to the finance expense, income tax expense and minority interests by adding back the respective amounts relating to joint ventures and associates, allows the readers to obtain a better understanding of the effective tax rate and interest cover ratio. Without this re-presentation, the reader would not be able to ascertain the total consolidated income tax expense or finance expense of the Group because the interest, taxation and minority interests of joint ventures and associates are, in accordance with IFRS requirements, subsumed within profit from operations. The effective tax rate, following adjustment for joint ventures’ and associates’ interest, taxation and minority interests, is used by management in its internal financial reporting, budgeting and planning.

	Year Ended		Year Ended
	31 December		31 December
	2005		2004

	£ (in millions)
Profit from operations (excluding exceptional items)	501		222
Add back:
Share of JVs’ and associates’ interest	90		46
Share of JVs’ and associates’ taxation	56		17
Share of JVs’ and associates’ minority interest	1		3

Profit before total interest and tax expense	648		288
Total net interest expense (including share of JVs and associates)	(292)		(123)

Profit before total tax expense	356		165
Total income tax expense (including share of JVs and associates)	(111)		(42)

Profit after tax	245		123
Total minority interest (including share of JVs and associates)	(46)		(11)

Profit attributable to the equity holders (excluding exceptional items)	199		112

Effective tax rate	31%		25%
Interest cover ratio	2.2	x	2.3	x
Net interest
      Net interest payable during the year ended 31 December 2005 was £202 million (excluding exceptional items), as compared with £77 million (excluding exceptional items) during the year ended 31 December 2004. This is mainly due to the impact of additional debt relating to the EME, Turbogás and Saltend acquisitions. 2004 also benefited from interest income earned on cash reserves held in contemplation of the EME and Turbogás acquisitions.
      Interest payable during the year ended 31 December 2004 included an exceptional interest charge of £31 million. The exceptional interest charge in 2004 comprises a £15 million charge from the cessation of the interest rate swaps as part of the restructuring of the ANP debt facility and £16 million of costs associated with debt raising and debt restructuring.
      Consolidated interest cover (excluding exceptional items) during the year ended 31 December 2005 was 2.2 times, as compared with 2.3 times during the year ended 31 December 2004. Interest cover is calculated by dividing profit before total interest and tax expense (excluding joint ventures’ and associates’ interest, tax and minority interest) by the total net interest expense (including joint ventures’ and associates’ interest). The Directors consider it appropriate to calculate interest cover in this way, as joint ventures and associates constitute a significant share of our business.

Taxation
      The tax charge (excluding the tax effect of exceptional items) at £55 million is £30 million up on the 2004 charge. This is mainly due to higher profitability and an increase in the effective tax rate from 25% to 31%. This higher tax rate reflects the tax profile of the EME portfolio and the reducing benefit of foreign tax holidays.
Liquidity
      The summarised, reclassified presentation of the movement in Group net debt is set out below:

	Year Ended
	31 December

	2005	2004

	(£ millions)
Profit for the year (post exceptionals)	330	104
Adjustment for non-cash items (see note below)(1)	180	91
Dividends received from joint ventures and associates	92	69
Movements in working capital	(21)	3
Capital expenditure — maintenance	(72)	(59)
Other cash movements	3	—
Tax and interest paid	(227)	(104)

Free cash flow	285	104
Finance costs — exceptional	(5)	(26)
Refinancing costs capitalised on acquisition debt	(7)	(22)
Capital expenditure for growth projects	(188)	(158)
Returns from investments/capital expenditure — other financial investments	48	(61)
Acquisitions	(571)	(1,195)
Disposals	211	17
Receipt from TXU administrators — exceptional	58	—
Dividends paid	(37)	—
Proceeds from share/rights issue	2	286
Funding from minorities	80	165
Foreign exchange and other	(181)	62

Increase in net debt	(305)	(828)
Opening net debt	(2,745)	(692)
Transitional adjustment on first time adoption of IAS 39	44	—
Net cash/(debt) on acquisition of subsidiaries	27	(1,225)

Closing net debt	(2,979)	(2,745)

(1)	Non-cash items include income statement charges for interest, tax, depreciation, the share of profit of joint ventures and associates, the exceptional profit on the TXU settlement and the reversal of Rugeley impairment.
      Power generation is a capital intensive business and hence it requires the assets within the Group to generate sufficient cash to repay the initial investment in the assets, to provide returns for Shareholders and to provide funds for future investment opportunities. The Directors consider free cash flow to be an appropriate indicator of cash generating performance as it measures the cash generated from operating activities, excluding those cash flows relating to exceptional items.

      Free cash flow for the year ended 31 December 2005 was £285 million, an increase of £181 million compared to 2004. This increase reflects the underlying profitability of the assets acquired in 2004 and 2005 together with improving margins in the UK and US merchant markets.
      Dividends from joint ventures and associates of £92 million are up £23 million from 2004, reflecting the portfolio expansion.
      Capital expenditure for growth projects at £188 million principally comprises spend on the Tihama project in Saudi Arabia, together with the Hazelwood West Field mine extension and the completion of the Canunda wind farm project.
      Acquisitions of £571 million in 2005 mainly relates to Saltend, together with the retail partnership with EnergyAustralia and some final spend relating to the IPM acquisition. Disposals of £211 million relate to the sale of Tri Energy, Italian Wind and Valley Power, together with the sale of 20% of Turbogás relating to EdP pre-emption rights. Foreign exchange and other includes an exchange charge of £160 million on retranslation of net debt balances held to finance our overseas investments, which have increased by a similar amount.
      In June 2005 we took the opportunity to refinance our existing corporate revolving credit facility of US$450 million to increase the size to US$640 million, extend the tenure to June 2008 (with the option to extend for a further two years, subject to agreement by the bank syndicate) and improve the commercial terms.
Capital Resources
      We are of the opinion that our working capital is sufficient for our present requirements.
      The following table shows our net debt position as at 31 December 2005 and 2004.

	2005	2004

	(£ millions)
Cash and cash equivalents	620	565
Assets held for trading	52	47
Convertible bonds	(125)	(158)
Other bonds	(445)	(449)
Secured bank loans and preferred equity	(3,081)	(2,750)

Net debt	(2,979)	(2,745)

Year ended 31 December 2005
      The above net debt of £2,979 million excludes the Group’s share of joint ventures’ and associates’ net debt of £1,625 million (2004: £1,285 million). These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power plc or any other Group company. In view of the significance of this amount, it has been disclosed separately.
      The Directors are satisfied that we have adequate resources to continue in operation for the foreseeable future. Our credit facilities form part of these resources and we have sufficient credit facilities in place to fund and support adequately existing operations and to finance the purchase of new assets. These facilities comprise a revolving credit facility and convertible bond. The revolving credit facility of US$640 million (£373 million) expires in June 2008 but can be extended by a further two years subject to bank approval. The convertible bond of US$252 million (£125 million) matures in August 2023 but with bond holders having the right to ‘put’ the bond back to the Group in August 2010, 2013, 2018 and 2023. In addition, the Group has uncommitted bilateral credit lines from various banks at its disposal at the corporate level.
      The remaining portion of the 2% convertible bond of US$51 million (£29 million) matured in November 2005 and was fully repaid at a redemption price of 112.4% of its principal amount.

Year ended 31 December 2004
      The above net debt of £2,745 million excludes the Group’s share of joint ventures’ and associates’ net debt of £1,285 million. These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power plc or any other Group company. In view of the significance of this amount, it has been disclosed separately. The large year-on-year increase in net debt is principally due to the acquisition of the EME portfolio.

Secured non-recourse finance
      The Group’s financial strategy is to finance its assets by means of limited or non-recourse project financings at the asset or intermediate holding company level, wherever that is practical.
      During 2005 an additional £275 million of non-recourse debt was secured in relation to the financing of Saltend. This was more than offset by a reduction in debt of £185 million relating to the disposal of assets, planned principal repayments of £56 million and TXU proceeds of £58 million which were used to repay non-recourse debt at Rugeley. Foreign exchange and other non-cash movements increased the sterling value of non-recourse debt by £160 million, principally due to the strengthening of the US dollar during 2005.
      In July 2004, the ANP facility was successfully restructured and refinanced and the maturity period of the debt extended to 2010. In addition, an interest ‘roll-up’ was agreed on $399 million (£222 million) of the loan amount, which lowers the cash interest burden on the business by allowing interest obligations to be rolled over until the assets generate improved cash flow. As part of this debt restructuring, International Power agreed to provide, over two years, new funds of $175 million (£97 million) for our US business. The restructuring allowed for a reduction in International Power’s credit support of trading activity to $100 million (£55 million) from $150 million (£83 million). This restructuring, together with the other agreed terms, provides a stable and long-term capital structure for our US business and was a significant achievement through which we retained 100% equity ownership of the US merchant assets. The acquisition of the EME Portfolio in December 2004 resulted in a significant increase in net debt.

Corporate and Group debt
      During 2005 both Standard & Poor’s and Moody’s reviewed the credit rating at corporate level. Standard & Poor’s maintained the rating of BB-, but upgraded the outlook from negative to stable and Moody’s maintained its rating of B2 with stable outlook. In January 2006 a rating from Fitch was issued of BB with stable outlook.
      On 31 December 2005 we had aggregated debt financing of £3,651 million denominated principally in US dollars, Australian dollars, sterling, euro, Czech koruna and Thai baht. Of this amount, £187 million is due for repayment in 2006, with the majority of the remaining balance due after 2010.

Commitments and contingent liabilities
      The following table summarises our principal contractual financial obligations at 31 December 2005, certain of which are described in the consolidated financial statements and notes. Further analysis of these obligations is provided in notes 27 and 37 to the financial statements. We expect to be able to fund such obligations from ongoing operations and our existing or replacement resources and facilities.

	Payments Due by Period

		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

	(£ in millions)
Short-term debt	187	187	—	—	—
Long-term debt	3,291	—	320	783	2,188
Preferred equity facility	173	—	173	—	—
Property leases	54	6	6	15	27
Capital commitments	82	61	15	2	4
Commitments for the supply and transportation of fuel	604	96	85	97	326

Total contractual obligations	4,391	350	599	897	2,545

      Our contingent liabilities at 31 December 2005 are described in note 38 to the consolidated financial statements. We monitor all contingent liabilities, including matters relating to the environment, via a process of consultation and evaluation which includes senior management, internal and external legal advisers and internal and external technical advisers. This process results in conclusions with respect to potential exposure and we make or adjust provisions accordingly by reference to accounting principles. Management believes that we have adequately provided for contingencies which are likely to become payable in the future. None of these contingencies is material to our financial condition, results of operations or liquidity.
Currency translation exposure
      Consistent with the majority of other international companies, the results of the Group’s foreign operations are translated into sterling at the average exchange rates for the period concerned. The balance sheets of foreign operations are translated into sterling at the closing exchange rates. In order to hedge the net assets of foreign operations, borrowings are generally in the same currency as the underlying investment. The Group aims to hedge a reasonable proportion of its non-sterling assets in this way.
      It is our policy not to hedge currency translation through foreign exchange contracts or currency swaps.
Currency transaction exposure
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
Interest rate risk
      The Group’s policy is to fix interest rates for a significant portion of the debt (61% as at 31 December 2005) using forward rate or interest rate swap agreements. Turbogás interest costs are a pass through in the PPA tariff and therefore not an exposure to the Group: adjusting for this item would increase fixed rate debt to 69%. The level of fixed interest rate debt has increased in 2005 as the hedging strategy for the EME Portfolio was implemented in January 2005. Significant interest rate management programmes and instruments require specific approval of the Board. The weighted average interest of the fixed rate debt was 7% in 2005. Where project finance is utilised, our policy is to align the maturity of the debt with the contractual terms of the customer offtake agreement.

Off Balance Sheet Arrangements
      Our share of joint ventures’ and associates’ net debt was £1,625 million as at 31 December 2005 as compared with £1,285 million as at 31 December 2004. These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power plc or any other Group company.

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

Directors and Executive Officers	Age	Position Held

Sir Neville Simms	61	Chairman
Philip Cox	54	Chief Executive Officer and Director
Mark Williamson	48	Chief Financial Officer and Director
Bruce Levy	50	Executive Director, North America and Director
Stephen (Steve) Riley	44	Executive Director, Europe and Director
Anthony (Tony) Concannon	42	Executive Director, Australia and Director
Adri Baan	63	Non-Executive Director
Anthony (Tony) Isaac	64	Non-Executive Director
Struan Robertson	56	Non-Executive Director
John Roberts	60	Non-Executive Director
Stephen Ramsay	44	Company Secretary and General Counsel
      Sir Neville Simms became a Non-Executive Director of National Power in August 1998 and was appointed Chairman of International Power in October 2000. He is currently a member of the President’s Committee of the CBI, a Governor of Ashridge Management College, Chairman of the BRE Trust and Chairman of the government’s Sustainable Procurement Task Force. Sir Neville was a Non-Executive Director of the Bank of England from 1995 to 2002.
      Philip Cox joined the Company on 1 May 2000 from Invensys plc as Chief Financial Officer. Philip was appointed Chief Executive Officer of International Power in December 2003. He has responsibility for the overall management of the business and the delivery of its strategy. He is a Non-Executive Director of Wincanton plc.
      Mark Williamson was appointed Chief Financial Officer of International Power in December 2003. His responsibilities include financial control and reporting, tax and risk management. Mark joined the Company in September 2000 from the Simon Group plc as the Group Financial Controller with responsibility for the Company’s financial reporting.
      Bruce Levy runs American National Power (ANP). He joined the Company on 1 December 2004 having previously worked for US power company GPU, where he was senior Vice President and Chief Financial Officer. Bruce was appointed to the Board in June 2005.
      Stephen (Steve) Riley joined the business in 1985, holding senior positions in two UK power stations. He was appointed International Power’s Managing Director, Australia in January 2000. In August 2003 he took up his current position as Executive Director, Europe. Steve was appointed to the Board in January 2004.

      Anthony (Tony) Concannon is a chartered engineer. He joined the industry in 1982 and has worked in a number of business areas including; power station operations, trading and international business development (based in Asia). He took on his role as International Power’s Managing Director, Australia in August 2003. Tony was appointed to the Board in January 2004.
      Adri Baan became a Non-Executive Director of the Company in June 2002. He is the Chairman of the Remuneration Committee. He was previously CEO of Philips Consumer Electronics, Member of the Board of Management of Royal Philips Electronics. He is currently on the Boards of KVWS, ICI PLC, OCÉ, Hagemeyer and Wolters Kluwer.
      Anthony (Tony) Isaac became a Non-Executive Director of the Company in October 2000. He is the Senior Independent Director and Chairman of the Audit Committee. He is the Chief Executive of The BOC Group plc and is a Non-Executive Director of Schlumberger Limited.
      Struan Robertson became a Non-Executive Director of the Company on 1 October 2004. He was Group Chief Executive of Wates Group Ltd until January 2004. Before that he had a 25-year international career with BP plc, during which time he held a number of senior roles, including Chief Executive Officer of BP Oil Trading International and Executive Chairman of BP Asia Pacific. He is currently a Non-Executive Director at Forth Ports plc, Henderson TR Pacific Investment Trust plc and Tomkins plc. Previously he was the Senior Independent Director at WS Atkins plc.
      John Roberts became a Non-Executive Director on 18 May 2006. He has recently retired from the post of Chief Executive Officer of United Utilities. Before that, he was Chief Executive Officer of Hyder Utilities and of Manweb.
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
      The following table sets forth key members of our senior management as at the date of this report.

Senior Management	Age	Position Held

Ranald Spiers	51	Regional Director, Middle East
Peter Barlow	52	Head of Corporate Finance
Vince Harris	55	Regional Director, Asia
Gareth Griffiths	35	Head of Global Trading
Penny Chalmers	40	Head of Corporate Services
Sean Neely	41	Head of Mergers & Acquisitions
Ken Oakley	43	Group Tax Manager
      Ranald Spiers is head of our Middle East region. He has been with us for 13 years, having previously worked for the BP Group for 12 years across a wide spectrum of industries, including petrochemicals, detergents, oil refining, downstream gas, advanced materials and aerospace.

      Peter Barlow is the head of corporate finance for International Power and is responsible for funding and bank relationships. He is also primarily responsible for the relationship with Mitsui. Peter joined us in 1998 and has been especially involved in corporate finance, project finance and treasury activities since that time.
      Vince Harris is the head of our Asia region and was previously head of one of the UK’s first cogeneration businesses prior to becoming CEO of HUBCO in Pakistan. He is a chartered engineer and has 37 years’ experience in the power generation industry.
      Gareth Griffiths manages global trading, with responsibility for our trading operations in the UK, US and Australia. He has 13 years’ experience in the industry and was previously Vice President, Marketing and Trading for our US business.
      Penny Chalmers heads up our corporate services. She is responsible for Group human resources, information technology and corporate communications. Penny has 18 years’ experience in the energy sector and has been with us since 1997.
      Sean Neely heads up mergers and acquisitions at International Power. He is a chartered accountant with 14 years’ experience in the power sector. He joined us in October 1998, and has a background in project finance and investment banking.
      Ken Oakley joined the Group as head of tax in October 2000 and has responsibility for managing the Group’s tax affairs. After qualifying as a chartered accountant and chartered taxation adviser, he now has 12 years’ experience in the commercial tax sector.
      During the year ended 31 December 2005, Ken Teasdale (head of operations and engineering) also served as a key member of our senior management team. Since the year end, Ken Teasdale has retired from the Company. He will be replaced with effect from 3 July 2006 by Ed Metcalfe, who is the executive managing director of Arabian Power Company, and was previously responsible for our operations in South Australia, specifically Pelican Point, Synergen and SEA Gas.
Corporate Governance
      In 2005 the effectiveness of the Board was underpinned by a balance between Executive and Non-Executive Directors. The Board believes that it has the skills and experience necessary to provide effective leadership and control of the Company.
      Bruce Levy joined the Board on 1 June 2005 as an Executive Director with responsibility for the North American business. There were no other changes during the year. At the end of the year the Board comprised of the Chairman (Sir Neville Simms), Executive Directors (Philip Cox, Mark Williamson, Tony Concannon, Steve Riley and Bruce Levy) and four Non-Executive Directors (Tony Isaac, Jack Taylor, Adri Baan and Struan Robertson). Sir Neville Simms was considered independent on his appointment as Chairman and the four Non-Executive Directors are considered to be independent. Tony Isaac is the Senior Independent Director.
      The structure of the Board is not in strict compliance with the Combined Code in that the number of Non-Executive Directors is less than the number of Executive Directors. However, the Directors consider that the Board currently works effectively to carry out its duties and that the Non-Executive Directors have a strong independent presence at Board meetings to provide an effective counter balance to the Executive Directors. The size and structure of the Board is kept under review.

      The full Board met seven times during 2005. Attendance by Directors at these and the Board committee meetings held during the year are detailed in the following table:

			Remuneration	Appointments
	Board (Seven	Audit Committee	Committee (Four	Committee (One
	Meetings)	(Eight Meetings)(1)	Meetings)	Meeting)

Sir Neville Simms	7	6	4	1
Philip Cox	7	N/A	N/A	N/A
Adri Baan	7	5	4	1
Tony Concannon	7	N/A	N/A	N/A
Tony Isaac	7	8	4	1
Bruce Levy(2)	4	N/A	N/A	N/A
Steve Riley	7	N/A	N/A	N/A
Struan Robertson	7	7	4	1
Jack Taylor	7	8	4	1
Mark Williamson	7	N/A	N/A	N/A

(1)	The Audit Committee held three main meetings relating to the preliminary statement, the interim statement and audit planning. All members of the Committee attended these meetings. The remainder of the meetings related to quarterly results and U.S. reporting issues.

(2)	Bruce Levy joined the Board of Directors on 1 June 2005 and attended all Board meetings held since his appointment.
      In addition to the above meetings, a meeting of the Chairman and the Non-Executive Directors was held without the Executive Directors being present. The Non-Executive Directors also met without the Chairman being present. This meeting was chaired by Tony Isaac, the Senior Independent Director, and included a review of the Chairman’s performance.

Board Membership
      In accordance with the Combined Code and the Company’s Articles of Association, all Directors submit themselves for re-election every three years and newly appointed Directors are subject to election by shareholders at the first AGM after their appointment. In addition, the Board seeks to maintain a balance between continuity and new blood amongst the Non-Executive Directors.
      In accordance with this policy, Jack Taylor stepped down as a Non-Executive Director at the 2006 AGM and was replaced by John Roberts. The Board used an external agency to recruit John Roberts. Bruce Levy, who was appointed to the Board on 1 June 2005 and Tony Isaac submitted themselves for re-election for a further term of up to three years at the AGM held on 17 May 2006. Tony Isaac had been a Non-Executive Director of the Company for nearly six years and the Board had therefore assessed whether it was appropriate for him to be re-elected as a Director. Following a review of his performance and contribution to the Board, the commitment to the role demonstrated by him, the need for Board continuity following the retirement of Jack Taylor and his role as Chairman of the Audit Committee, the Board decided that it was appropriate for Tony Isaac to seek re-election for a further term as a Director of the Company. Both Directors were duly re-elected by shareholders.

Board Training
      Arrangements are in place to ensure that newly appointed Directors receive a comprehensive briefing on the Company, and training is provided for Directors on their roles and their legal obligations to ensure that they are fully conversant with their responsibilities as Directors. In accordance with this policy, Bruce Levy received training on his role and responsibilities as a Director following his appointment to the Board. A programme of continuous training is also provided for the Directors. Periodically the Board meets at the site of one of the Group’s assets and briefings are also given at Board meetings on particular parts of the business, including regional and functional reviews. During 2005 the Board visited the Group’s business in North America where it met the regional management team and received a briefing about the local business operations. At other times the Board has also received a presentation on health, safety and environmental management from the head of operations, and a presentation on investor relations from the head of corporate communications. Directors are also kept informed of changes to the regulatory regime such as the revised UK Listing Rules, new institutional investor guidelines and the US Sarbanes-Oxley Act. All of the Directors have access to the advice and services of the Company Secretary and also to external independent advice should they so wish.

Insurance
      The Company has in place appropriate insurance cover in respect of legal action against its Directors.

Operation of the Board
      The Board has responsibility for defining strategy, ensuring the successful implementation of approved projects/proposals and for the financial policies of the Group. It also reviews the risk policies and profile of the Group. It maintains a schedule of all matters requiring specific Board approval. Throughout 2005 this included all strategy decisions and significant capital investment proposals and acquisitions. The Board receives information on capital expenditure projects and investment proposals in advance of Board meetings, as well as management reports on the operational and financial performance of the business. Financial performance is monitored on a monthly basis and the overall performance of the Group is reviewed against approved budgets. At least once a year, the Chief Executive Officer (CEO) presents a corporate strategy plan to the Board for review and approval. Each investment decision is made in the context of this plan.
      The Board has established our business values and standards, which provide a framework for us to balance the interests of all our stakeholders in the conduct of our business. Our Code of Business Conduct has been formally adopted by the Board and is set out on our website. This code includes a whistle blowing procedure.
      In respect of Board performance for 2005, the Board appointed an external facilitator to carry out the assessment. The assessment was in two parts. The first took the form of a questionnaire completed by each Director relating to the role and performance of the Board, including its committees, and Board priority tasks including strategy and safety. The results of this assessment were reviewed by the whole Board. The second part of the assessment took the form of a questionnaire completed by each Director relating to the effectiveness of individual Directors. The results of this part were reviewed by the Chairman in respect of the whole Board and by each Director for his own performance. The results of the review demonstrated that the Board members were extremely satisfied with the operation of the Board. The contribution by individual Directors to Board and Committee meetings was considered to be high.

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
      Philip Cox is also a Non-Executive Director of Wincanton plc. His remuneration from this role is retained by him. His remuneration for the year ended 31 March 2005 was £28,000.

Non-Executive Directors and their Function
      Through membership of the Board committees, the Non-Executive Directors have responsibilities for: overseeing that systems of internal control and risk management are appropriate and effective; managing the relationship with the external auditors; evaluating the performance of management in meeting targets and objectives; setting the remuneration of Executive Directors; appointing Executive Directors; and planning senior management succession.

Board Committees
      The Company has established the following committees: the Audit Committee; the Remuneration Committee; and the Appointments Committee. No person other than a committee member is entitled to attend the meetings of these committees, except at the invitation of the Committee. The full terms of reference for each Committee are available on the Company’s website: www.ipplc.com.

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
      During 2005 the Audit Committee was comprised of all the independent Non-Executive Directors of the Company and the Chairman. At the end of 2005 the Chairman, Sir Neville Simms, resigned from his membership of the Audit Committee. The Audit Committee Chairman is Tony Isaac, who is a Fellow of the Chartered Institute of Management Accountants and, before becoming Chief Executive of The BOC Group plc, was its Group Finance Director. The Company Secretary acts as secretary to the Committee.
      Time was set aside for the Committee to meet each of the external auditors and the head of internal audit without executive management present. In addition to the members of the Committee, regular attendees at the Audit Committee meetings included representatives of the external auditors, the CEO, the CFO, other Executive Directors, the head of financial reporting and the head of internal audit.

Remuneration Committee
      The Remuneration Committee is responsible for monitoring the performance of the Executive Directors of the Company against targets, and making recommendations to the Board on remuneration.
      The Committee comprises all of the independent Non-Executive Directors of the Company and the Chairman. The Chairman of the Committee is Adri Baan. The Company Secretary acts as secretary to the Committee and the head of human resources at International Power acts as adviser to the Committee. Towers Perrin acts as external adviser to the Committee.

Appointments Committee
      The Appointments Committee is responsible for matters of management succession and the identification and appointment of Directors. The Committee comprises of the Chairman and all of the independent Non-Executive Directors of the Company. The Chairman of the Committee is Sir Neville Simms. The head of human resources acts as secretary to the Committee.

Relations with Shareholders
      The Board is accountable to shareholders for the performance and activities of the Group. International Power ensures that its AGM provides shareholders with an opportunity to receive comprehensive information on all aspects of the Group’s business activities and to question senior management about business issues and prospects.
      All proxy votes are counted and the level of proxy votes lodged for each resolution is reported at the AGM and on the Company’s website. In line with best practice, the Company aims to ensure that the notice of AGM and the Annual Report are sent to shareholders at least 20 working days before the AGM.

      International Power also runs, within the terms of the regulatory framework, frequent contact programmes with industry analysts and institutional investors to discuss matters of strategy and financial performance. Contact is made principally by the CEO and the CFO. On issues of major importance the Chairman communicates with major shareholders. The Senior Independent Non-Executive Director (Tony Isaac) is also available as an alternative point of contact if shareholders have concerns over the Chairman’s performance or where contact with the Chairman or other communication channels would be inappropriate. At each Board meeting an update is given on movements in major shareholdings and on contact programmes between the Executive Directors and institutional shareholders. Reports issued by financial analysts on the Company are circulated to Board members. These summaries and reports enable the Directors to gain an understanding of the views and opinions of those with an interest in the Company. All results presentations and stock exchange announcements are available to shareholders on the Company’s website www.ipplc.com.

Accountability and Audit
      The Board is mindful of its responsibility to present a balanced and understandable assessment of International Power’s financial position and prospects, both to investors and regulatory authorities. The Annual Report, preliminary, interim and quarterly results announcements are the principal means of achieving this objective.
      An explanation of the respective responsibilities of the Directors and external auditors in connection with the financial statements is set out on pages F-2 to F-3 of our consolidated financial statements. Our Directors are satisfied that we have adequate resources to continue to operate for the foreseeable future. Accordingly, Directors continue to adopt the ‘going concern’ basis for the preparation of the financial statements.
      The Audit Committee has a process in place to approve all non-audit services provided by the external auditor to ensure that the objectivity and independence of the external auditor is not compromised. In line with the requirements of the Sarbanes-Oxley Act, our procedures specify the services from which the external auditor is excluded and the approval process for all other services.

Internal Control
      The Board has responsibility for the Group’s system of internal control and for monitoring and reviewing its effectiveness.
      Systems are in place to meet the requirements of the Combined Code and Turnbull Guidance and procedures and systems are being implemented to ensure compliance with the requirements of the Sarbanes-Oxley Act.
      Any system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. The system can only provide reasonable, and not absolute, assurance against material financial misstatement or loss. The principal features of the Group’s systems of internal control are:

Control Environment
      The Board encourages a culture of integrity and openness. The Company has an organisation structure with clear lines of accountability and authority across its worldwide operations, supported by appropriate reporting procedures. Each of the regional businesses is accountable to the CEO and is managed within the strategic guidelines and delegated authorities adopted by the Board. An executive management team, chaired by the CEO and comprising the Executive Directors, regional directors and functional heads, meets regularly to discuss issues facing the Group.

Control Procedures
      Control procedures have been established in each of the Company’s operations to safeguard the Group’s assets from loss or misuse and to ensure appropriate authorisation and recording of financial transactions. All acquisition and investment decisions are subject to disciplined investment appraisal processes. Risk management procedures are in place for the Company’s operations, including its energy marketing and trading activities, which are overseen by the Global Commodities Risk Committee, which comprises executive and senior management, and is chaired by the global risk manager. The Group treasury function operates under defined policies and the oversight of the Treasury Committee, chaired by the CFO.

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
      Performance monitoring: Monthly performance and financial reports are produced for each business unit, with comparisons to budget. Reports are consolidated for overall review by executive management, together with forecasts for the income statement and cash flow. Detailed reports are presented to the Board on a regular basis.
      Performance review: Each business unit is subject to performance reviews with Group management regularly during the year. Actual results and forecasts for the year are compared to budget. Key operational and financial results are reviewed together with the risk profile and business environment of the reporting unit.
      Investment projects: These are subject to formal review and authorisation procedures with designated levels of authority, including a review by an Investment Committee chaired by the CEO and comprising the Executive Directors and senior managers. Major projects are subject to Board review and approval.
      Corporate reporting: The Company has a Disclosure Committee which is chaired by the Company Secretary and is comprised of members from the internal audit, corporate communications, human resources, company secretariat and financial reporting departments. It reviews the Annual Report, the Summary Annual Report and 20-F, and also monitors compliance with disclosures required under UK and US reporting regulations.

Risk identification and management
      There is a continuous process for identifying, evaluating and managing the key risks faced by the Company. Activities are co-ordinated by the Risk Committee, which is chaired by the CFO, and has responsibility, on behalf of the Board, for ensuring the adequacy of systems for identifying and assessing significant risks, that appropriate control systems and other mitigating actions are in place, and that residual exposures are consistent with the Company’s strategy and objectives. Assessments are conducted for all material entities.
      As part of the annual business planning process, the key risks associated with achievement of the business’ principal objectives are identified and their impact quantified. During the year, significant changes in the risk profile are highlighted through the business performance reports. The principal risks are reviewed by the Risk Committee, which provides reports to the Board and the Audit Committee.
      Our risk identification processes enable us to identify risks which can be partly or entirely mitigated through use of insurance, or which we can self-insure. We negotiate best available premium rates with insurance providers on the basis of our extensive risk management procedures. Risks to which we pay particular attention include business interruption, Directors’ and officers’ liability and property damage.

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

Monitoring
      The Board reviews the effectiveness of established internal controls through the Audit Committee which receives reports from management, the Risk Committee, the Group’s internal audit function and the external auditors on the systems of internal control and risk management arrangements.
      Internal audit reviews the effectiveness of internal controls and risk management through a work programme which is based on the Company’s objectives and risk profile and is agreed with the Audit Committee. Findings are reported to operational and executive management, with periodic reporting to the Audit Committee.
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

Compliance with the Combined Code
      There were three areas where the Board was not fully compliant with the requirements of the revised Combined Code throughout 2005. After 1 June 2005, following the appointment of Bruce Levy as an Executive Director, there was a majority of Executive Directors over the Non-Executive Directors. The Board has reviewed the structure of the Board and has concluded there is no need at this time to appoint another Non-Executive Director, other than as a replacement for Jack Taylor.
      Throughout 2005, the Chairman of the Board, Sir Neville Simms, was a member of both the Audit and Remuneration committees. The Code requires that the Chairman of the Company should not be a member of either the Audit Committee or the Remuneration Committee. At the end of 2005 Sir Neville Simms’ involvement in both the Audit and Remuneration committees was reviewed by the Board. Following the review, and taking into account the views of institutional investors, Sir Neville Simms agreed to resign from the Audit Committee, but retains his membership of the Remuneration Committee. The Chairman of the Remuneration Committee, Adri Baan, is an independent Non-Executive Director and there are three other independent Non-Executive Directors as members of the Committee. Therefore Sir Neville Simms was not in a position to exert any control over the affairs of the Remuneration Committee.
      The Senior Independent Director does not have a contact programme to communicate with institutional investors, primarily to avoid potential confusion over channels of communication. During 2005 no institutional shareholder has requested such communication.
      In all other respects, the Company has complied with the provisions of the Combined Code throughout the period of the review.

US corporate governance compliance
      The Company has securities registered in the US and, as a result, it is required to comply with those provisions of the Sarbanes-Oxley Act of 2002 (the Act) as it applies to foreign private issuers. The Board continues to monitor the new rules arising from the Act and arrangements are also being developed to ensure that the Company will be able to report on its systems of internal controls over financial reporting as required as at 31 December 2006.
Directors’ and Executive Officers’ Interests
      As of 23 June 2006 (the latest practicable date prior to the publication of this report) the Directors and their immediate families had the beneficial interests in our ordinary shares shown in the table below (including options and awards over), such interests being those: (1) which are required to be notified by each Director to us pursuant to section 324 or 328 of the Companies Act; or (2) which are required pursuant to section 325 of the Companies Act to be shown by the Register of Directors’ interests maintained under section 325 of the Companies Act or which are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed above, and the existence of which is known to or could, with reasonable diligence, be ascertained by that Director.

International Power
Ordinary Shares
Director	Number

Sir Neville Simms	178,220
Philip Cox	728,133
Mark Williamson	239,218
Bruce Levy	90,364
Steve Riley	205,161
Tony Concannon	163,394
Adri Baan	38,801
Tony Isaac	25,501
Struan Robertson	3,163
John Roberts	—
Stephen Ramsay (Executive Officer)	30,000
      None of the Directors has any non-beneficial interest in any of our ordinary shares.
      Save as set out in the previous table and under the section entitled “Current Board of Directors” and “Options to Purchase our Securities”, no Director nor any person connected with a Director as aforesaid has at the date of this document or is expected to have any interest in our share capital.

Compensation of Directors and Officers
      The table below shows the aggregate remuneration of our Directors for the year ended 31 December 2005 and compares it with the figures for the year ended 31 December 2004.
2005 Directors’ remuneration and interests

Directors’ aggregate remuneration
      The table below shows the aggregate remuneration of the International Power plc Directors for the year ended 31 December 2005.

							Aggregate	Aggregate
			Performance	Performance	Payment in		Remuneration	Remuneration
			Related Bonus —	Related Bonus —	Lieu of	Other	Year to 31	Year to 31
	Salary	Fees	Cash	Shares	Pension	Benefits	December 2005	December 2004

	£	£	£	£	£	£	£	£
Sir Neville Simms(2)	—	210,000	—	—	—	—	210,000	210,000
Philip Cox(3)	525,000	—	181,125	518,923	101,325	16,024	1,342,397	979,401
Mark Williamson(4)	310,000	—	106,950	306,412	64,480	13,331	801,173	526,859
Tony Concannon(5)	285,000	—	86,925	249,040	—	107,183	728,148	520,586
Steve Riley(6)	285,000	—	98,325	281,701	—	100,035	765,061	556,179
Bruce Levy(7)	164,838	—	56,869	162,930	49,451	19,817	453,905	—
Tony Isaac(1)	—	50,000	—	—	—	—	50,000	50,000
Adri Baan(1)	—	45,000	—	—	—	—	45,000	45,000
Jack Taylor(1)	—	40,000	—	—	—	—	40,000	40,000
Struan Robertson(1)	—	40,000	—	—	—	—	40,000	10,000

Total	1,569,838	385,000	530,194	1,519,006	215,256	256,390	4,475,684	2,938,025

(1)	The International Power plc Non-Executive Directors’ basic fee, which covers Board membership (i.e. attendance at Board meetings, general duties as Directors, and their membership of Board Committees) was £40,000. In addition, Tony Isaac received an additional fee of £5,000 per annum for his role as Senior Independent Director. Tony Isaac also received £5,000 per annum for his role as Chairman of the Audit Committee, and Adri Baan received an additional fee of £5,000 per annum for his role as Chairman of the Remuneration Committee. Struan Robertson joined the Company on 1 October 2004.

(2)	Sir Neville Simms’ fee for 2005 was £210,000 per annum.

(3)	For Philip Cox, the payment in lieu of pension detailed in the above table sets out the contributions made to his death-in-service insurance premium and Funded Unapproved Retirement Benefits Scheme. He also received a company car allowance and private medical insurance, both of which are included in “Other benefits”. The value of the performance related bonus shares in the above table has been calculated using a share price of 286.50p (being the closing price for 3 March 2006).

(4)	For Mark Williamson, the payment in lieu of pension detailed in the above table sets out the contributions made to his death-in-service insurance premium and Funded Unapproved Retirement Benefits Scheme. He also received a company car allowance and private medical insurance, both of which are included in “Other benefits”. The value of the performance related bonus shares in the above table has been calculated using a share price of 286.50p (being the closing price for 3 March 2006).

(5)	Tony Concannon was appointed an Executive Director on 1 January 2004. He received a company car allowance and private medical insurance, both of which are included in “Other benefits”. Also included in “Other benefits” is the value of his relocation and expatriate support. The value of the performance related bonus shares in the above table has been calculated using a share price of 286.50p (being the closing price on 3 March 2006). In addition, International Power Australia Pty Ltd incurs local charges regarding taxation of remuneration. For 2005, this cost is £318,028 (2004: £167,213). Tony Concannon funded 57.9% (2004: 64.9%) of these costs.

(6)	Steve Riley was appointed an Executive Director on 1 January 2004. He received a company car allowance and private medical insurance, both of which are included in “Other benefits”. Also included in “Other benefits” is the value of his relocation and repatriation support. The value of the performance related bonus shares in the above table has been calculated using a share price of 286.50p (being the closing price for 3 March 2006).

(7)	Bruce Levy was appointed an Executive Director on 1 June 2005. His salary from that date is included in the above table. The payment in lieu of pension detailed in the above table sets out the contributions made to Bruce Levy’s 401k Savings Plan, a Retirement Plan and a Supplemental Retirement Plan. He also received a company car allowance and private medical insurance, both of which are included in “Other benefits”. Also included in “Other benefits” is the value of his relocation support. The value of the performance related bonus-shares in the above table has been calculated using a share price of 286.50p (being the closing price on 3 March 2006). The values shown in the above table have been converted from US dollar to sterling using the average annual exchange rate of 1.82.

Summary of emoluments and benefits

	Year Ended 31 December

	2005	2004	2003	2002	2001

	£000
Aggregate emoluments	4,476	2,938	1,621	1,565	1,747
Termination payments	—	—	—	404	—
Performance Share Plan	—	—	—	—	—
Long-Term Incentive Plan	—	—	—	—	—

Highest paid Director
      The aggregate emoluments of the highest paid Director, Philip Cox, were £1,342,397, (year ended 31 December 2004: Philip Cox £979,401).

Current Board of Directors
      The intention of the Board is to align the interests of Directors and, through the employee share plans, employees with those of shareholders. In particular, the 2002 Performance Share Plan and Executive Share Option Scheme, both approved by shareholders at the 2002 AGM, (the “Long Term Incentive Plans”) in which the Executive Directors participate are designed to unite and incentivise Executive Directors to achieve defined performance conditions over the three-year life of each award. In 2003 the Company introduced two new areas of remuneration policy for Executive Directors and senior managers related to paying bonuses in shares and share retention, both of which are detailed in this report.
      The Chairman of International Power plc, Sir Neville Simms, has a letter of appointment with a 12-month notice period. The letter of appointment was signed on 22 February 2000. The other Non-Executive Directors are appointed on a three-year fixed-term, annual fixed-fee basis. Their appointment is reviewed at the end of the three-year period and extended for a period of one to three years if both parties agree.
      Philip Cox’s employment can be terminated by us giving not less than 12 months’ notice, or automatically on reaching his 60th birthday. We may terminate Philip Cox’s employment immediately without notice, provided we make a lump sum payment equivalent to 125% of prevailing annual salary for the notice period foregone. Philip Cox may terminate his employment by giving not less than six months’ notice. The date on which this contract was entered into was 25 February 2003.
      Mark Williamson (appointed a Director on 11 December 2003), Steve Riley and Tony Concannon (appointed Directors on 1 January 2004) have service contracts which are subject to 12-months’ notice by the Company. For termination by the Company, an Executive Director may receive a payment of 125% of annual basic salary (which includes the 12-months’ notice) which will be paid on a monthly basis until the Executive

Director secures alternative employment, up to a maximum of 12 monthly payments. The date upon which these contracts were entered into was 23 February 2004.
      Each of the Executive Directors’ salaries will be reviewed annually by the Board, effective from 1 January.
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
      Each of the Executive Directors is provided with a motor car allowance under our existing motor car arrangements and membership of our health care plan and medical screening plan. We have a travel insurance policy which includes personal accident insurance. These arrangements apply to Executive Directors.
      Sir Neville Simms was appointed our Chairman on 2 October 2000. During the financial year ended 31 December 2005, he was paid £210,000 (plus reasonable expenses). He is required to devote approximately 100 days per annum to the performance of his duties. His appointment continues to our AGM held following his 65th birthday in 2010, unless terminated by us for good cause or by either party on giving the other not less than one year’s notice in writing. The Non-Executive Directors do not have agreements providing for compensation in the event of early termination of their appointment. Effective from 1 January 2006, non-Executive Directors are paid a basic annual fee of £45,000 per annum plus £5,000 per annum for chairing a board committee and £10,000 per annum for being the Senior Independent Director.
      The date of expiry of the current terms of appointment for each of the Non-Executive Directors are as follows:

Expected Expiry of
Current Terms

Non-Executive Directors
Sir Neville Simms(1)	—
Adri Baan	Until the 2007 AGM
Tony Isaac	Until the 2009 AGM
Struan Robertson	Until the 2008 AGM
John Roberts	Until the 2009 AGM

(1)	Sir Neville Simms’ contract can be terminated on 12 months’ written notice by either party, or automatically at the 2010 AGM following his 65th birthday.
Employee Share Plans
      We have in place a number of share-based plans under which employees of the Group and its subsidiary companies may acquire Ordinary Shares in International Power plc. These plans form an integral part of the Group’s strategy to provide appropriate reward and retention strategies for employees, to align employee and shareholder interests through incentive targets based on clear operational and financial criteria and to recruit, motivate and retain employees.

      These employee share plans are:

•	the 2002 Performance Share Plan (an annual plan open to Executive Directors and a small number of senior managers)

•	the International Power Approved Executive Share Option Scheme (a discretionary plan open to selected employees)

•	the International Power Unapproved Executive Share Option Plan (a discretionary plan open to selected employees)

•	the Global Executive Share Option Plan (a discretionary plan open to selected executives resident outside of the UK)

•	the International Power Sharesave Plan (open to all UK resident employees)

•	the International Power Global Sharesave Plan (open to employees in certain jurisdictions outside of the UK).
      All of the listed plans are currently in operation.
      Executive Share Options have been granted to executives in seven countries outside the UK and the Global Sharesave Plan is now in operation in four countries outside the UK. As the Group continues to grow and employee numbers continue to increase, we anticipate that the extension of share plans to overseas jurisdictions will continue apace.
      Executive Directors (Philip Cox, Mark Williamson, Tony Concannon and Steve Riley) participate in the 2002 Performance Share Plan, the Approved and Unapproved Executive Share Option Plans and the International Power Sharesave Plan.
      The vesting of any awards made under the 2002 Performance Share Plan and the ability to exercise options granted under the Approved, Unapproved Executive Share Option Plans and the Global Executive Share Option Plan are all subject to the satisfaction of performance conditions. The exercise of options under the Sharesave Plan is not subject to any performance condition.
      Following the Rights Issue, the Remuneration Committee, in accordance with the plan rules, adjusted the number of options and shares under the above plans, the option prices, and the associated performance conditions. All the details referred to herein reflect these adjustments.

Options to Purchase Our Securities
Summary of Outstanding Options
      The table below sets forth options to purchase our ordinary shares outstanding as of 23 June 2006 (the latest practicable date prior to the printing of this document):

			Issuable	Exercise Price
	Grant	Exercise	Ordinary	per Ordinary
Plan	Date	Dates	Shares	Share (p)

Approved Executive Plan	3 October 2000	2003-2010	343,480	277.55
	22 March 2001	2004-2011	308,541	209.22
	19 September 2001	2004-2011	24,710	193.19
	24 May 2002	2005-2012	678,108	174.50
	10 March 2003	2006-2013	246,502	62.32
	2 March 2004	2007-2014	594,232	123.53
	11 March 2005	2008-2015	499,306	179.25
	8 March 2006	2009-2016	323,854	281.00
Unapproved Executive Plan	3 October 2000	2003-2010	1,988,936	277.55
	22 March 2001	2004-2011	717,863	209.22
	19 September 2001	2004-2011	49,057	193.19
	24 May 2002	2005-2012	2,765,762	174.50
	10 March 2003	2006-2013	2,276,907	62.32
	2 March 2004	2007-2014	5,595,663	123.53
	11 March 2005	2008-2015	4,553,846	179.25
	8 March 2006	2009-2016	2,216,393	281.00
Global Executive Share Plan	10 March 2003	2006-2013	62,388	62.32
	2 March 2004	2007-2014	221,448	123.53
	11 March 2005	2008-2015	285,242	179.25
	8 March 2006	2008-2016	122,931	281.00
Executive Share Option Plan	23 December 1996	1999-2006	390,665	287.76
	2 December 1997	2000-2007	485,041	343.73
	1 December 1998	2001-2008	696,158	313.92
Global Sharesave Plan	17 January 2003	2006	278,453	70.33
	17 January 2003	2008	582,969	70.33
	3 October 2003	2006	107,329	97.93
	3 October 2003	2008	104,477	97.93
	4 January 2006	2009	384,114	200.00
	4 January 2006	2011	229,643	200.00
Sharesave Plan	11 October 2001	2006	6,631	178.06
	1 October 2002	2007	2,632,053	80.12
	3 October 2003	2006	104,158	97.93
	3 October 2003	2008	69,582	97.93
	4 January 2006	2009	975,386	200.00
	4 January 2006	2011	868,112	200.00
Performance Share Plan	28 March 2003	2006	1,230,108	74.79

Summary of Directors’ 2002 Performance Share Plan Awards
      The table below sets forth the outstanding awards we have made to our Executive Directors under the 2002 Performance Share Plan as of 31 December 2005.

				Market
	No. of			Value of
	Shares	Conditional		an		No. of
	Under	Awards		Ordinary		Shares
	Award as	Made/		Share as at		Under
	at	(Lapsed)		Date of	End of	Award as at
	1 January	During the		Award	Performance	31 December
	2005	Year	Date of Award	(Pence)	Period	2005

Philip Cox	167,051	(167,051)	24 May 2002	174.50	31 December 2004	—
	759,169	—	10 March 2003	62.32	31 December 2005	759,169
	384,529	—	2 March 2004	123.53	31 December 2006	384,529
	—	292,887	11 March 2005	179.25	31 December 2007	292,887

Total awards	1,310,749	125,836				1,436,585

Mark Williamson	35,415	(35,415)	24 May 2002	174.50	31 December 2004	—
	99,164	—	10 March 2003	62.32	31 December 2005	99,164
	202,384	—	2 March 2004	123.53	31 December 2006	202,384
	—	172,942	11 March 2005	179.25	31 December 2007	172,942

Total awards	336,963	137,527				474,490

Tony Concannon	24,282	(24,282)	24 May 2002	174.50	31 December 2004	—
	67,994	—	10 March 2003	62.32	31 December 2005	67,994
	190,240	—	2 March 2004	123.53	31 December 2006	190,240
	—	158,995	11 March 2005	179.25	31 December 2007	158,995

Total awards	282,516	134,713				417,229

Bruce Levy(1)	—	158,995	11 March 2005	179.25	31 December 2007	158,995

Total awards	—	158,995				158,995

Steve Riley	31,608	(31,608)	24 May 2002	174.50	31 December 2004	—
	88,505	—	10 March 2003	62.32	31 December 2005	88,505
	190,240	—	2 March 2004	123.53	31 December 2006	190,240
	—	158,995	11 March 2005	179.25	31 December 2007	158,995

Total awards	310,353	127,387				437,740

(1)	On appointment as a Director 1 June 2005
      In addition to the awards listed above, on 8 March 2006 we made further conditional awards to our Executive Directors as shown below:

		Market Value of an
	Conditional Awards	Ordinary Shares as
	Made 8 March	at Date of Award
	2006	(Pence)	End of Performance Period

Philip Cox	434,163	281	31 December 2008
Mark Williamson	192,170	281	31 December 2008
Steve Riley	176,156	281	31 December 2008
Tony Concannon	176,156	281	31 December 2008
Bruce Levy	184,432	281	31 December 2008

Summary of Directors’ Options under the Executive Share Options Plans
      The table below sets forth the awards we have made to certain of our Directors under both the Approved and Unapproved Executive Share Option Plans as of 31 December 2005.

	No. of Shares							No. of Shares
	Under				Exercise			Under
	Option as at				Price per			Option as at
	1 January		Granted/		Share	Exercise	Exercise	31 December
	2005		(Lapsed)		(Pence)	Period from	Period to	2005

Philip Cox	17,191	(1)			174.50	24.05.2005	24.05.2012	17,191
	149,859	(2)			174.50	24.05.2005	24.05.2012	149,859
	561,616	(2)			62.32	10.03.2006	10.03.2013	561,616
	384,529	(2)			123.53	02.03.2007	02.03.2014	384,529
			292,887	(2)	179.25	11.03.2008	11.03.2015	292,887

Total options	1,113,195		292,887					1,406,082

Mark Williamson	5,403	(1)			277.55	02.10.2003	02.10.2010	5,403
	30,624	(2)			277.55	02.10.2003	02.10.2010	30,624
	7,168	(1)			209.22	22.03.2004	22.03.2011	7,168
	16,728	(2)			209.22	22.03.2004	22.03.2011	16,728
	35,415	(2)			174.50	24.05.2005	24.05.2012	35,415
	99,164	(2)			62.32	10.03.2006	10.03.2013	99,164
	202,384	(2)			123.53	02.03.2007	02.03.2014	202,384
			172,942	(2)	179.25	11.03.2008	11.03.2015	172,942

Total options	396,886		172,942					569,828

Tony Concannon	7,189	(3)			287.76	23.12.1999	23.12.2006	7,189
	6,950	(3)			343.73	02.12.2000	02.12.2007	6,950
	7,873	(3)			313.92	01.12.2001	01.12.2008	7,873
	3,377	(1)			277.55	02.10.2003	02.10.2010	3,377
	19,139	(2)			277.55	02.10.2003	02.10.2010	19,139
	4,480	(1)			209.22	22.03.2004	22.03.2011	4,480
	10,455	(2)			209.22	22.03.2004	22.03.2011	10,455
	6,447	(1)			174.50	24.05.2005	24.05.2012	6,447
	17,835	(2)			174.50	24.05.2005	24.05.2012	17,835
	67,994	(2)			62.32	10.03.2006	10.03.2013	67,994
	190,240	(2)			123.53	02.03.2007	02.03.2014	190,240
			158,995	(2)	179.25	11.03.2008	11.03.2015	158,995

Total options	341,979		158,995					500,974

Bruce Levy			158,995	(4)(5)	179.25	11.03.2008	11.03.2015	158,995

Total options			158,995					158,995

Steve Riley	12,722	(3)	(12,722)		272.55	13.12.1998	13.12.2005	—
	12,302	(3)			287.76	23.12.1999	23.12.2006	12,302
	12,001	(3)			343.73	02.12.2000	02.12.2007	12,001
	13,904	(3)			313.92	01.12.2001	01.12.2008	13,904
	5,674	(1)			277.55	02.10.2003	02.10.2010	5,674
	32,155	(2)			277.55	02.10.2003	02.10.2010	32,155
	6,810	(1)			209.22	22.03.2004	22.03.2011	6,810
	18,282	(2)			209.22	22.03.2004	22.03.2011	18,282
	31,608	(2)			174.50	24.05.2005	24.05.2012	31,608
	88,505	(2)			62.32	10.03.2006	10.03.2013	88,505
	190,240	(2)			123.53	02.03.2007	02.03.2014	190,240
			158,995	(2)	179.25	11.03.2008	11.03.2015	158,995

Total options	424,203		146,273					570,476

(1)	International Power Approved Executive Share Options

(2)	International Power Unapproved Executive Share Options

(3)	National Power “Legacy” Unapproved Executive Share Options

(4)	International Power Global Executive Share Options

(5)	On appointment as a Director 1 June 2005
Summary of Directors’ Options under the Sharesave Plan
      The table below sets forth the awards we have made to our Executive Directors under the Sharesave Plan as at 31 December 2005:

		No. of Shares	Exercise
		Under	Price per	Exercise	Exercise
	Grant Date	Option	Share	Period from	Period to

Philip Cox	1 October 2002	20,499	80.12p	24 December 2007	24 June 2008
Mark Williamson	1 October 2002	11,793	80.12p	24 December 2005	24 June 2006

Total		32,292

      In addition to the above, we granted further Sharesave options to our executive directors, as follows:

		No. of Shares	Exercise
		Under	Price per	Exercise	Exercise
	Grant Date	Option	Share	Period from	Period to

Mark Williamson	4 January 2006	8,050	200.00p	1 March 2011	31 August 2011
Steve Riley	4 January 2006	4,675	200.00p	1 March 2009	31 August 2009
Tony Concannon	4 January 2006	8,050	200.00p	1 March 2011	31 August 2011
Bruce Levy(1)	4 January 2006	8,050	200.00p	1 March 2011	31 August 2011

Total		28,825

(1)	Options granted under the Company’s global sharesave plan
Gains made on Directors’ Share Options
      In the financial period ended 31 December 2005, the following sharesave options were exercised by Directors:

	No. of
	Shares		Exercise Price	Market Value on
	Exercised	Date of Exercise	per Share	Date of Exercise

Steve Riley	11,793	28 December 2005	80.12p	242.25p
Tony Concannon	9,435	28 December 2005	80.12p	242.25p

Total	21,228

      All shares were retained by Directors, therefore no gains were realised.

Item 7.	Major Shareholders and Related Party Transactions
Major Shareholders
      As at 15 June 2006 (the latest practicable date prior to the publication of this document) the following persons had notified us of the following interests in 3% or more of our issued share capital pursuant to the Companies Act 1985:

			Percentage
	Number of		of Issued
	Ordinary		Share
Name	Shares		Capital

Legal and General Investment Management Limited	58,779,494		3.96%
Standard Life Investments Limited	58,397,077		3.93%
AXA S.A.	74,899,385	(1)	5.03	%(2)

(1)	Announced Pre Rights Issue.

(2)	Percentage figure relates to issued share capital Pre Rights Issue.
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
      As of 15 June 2006, the total amount of our voting securities owned by our Directors and executive officers as a group was 1,701,955 shares, or 0.11% of the issued share capital. For a table showing the amount of our ordinary shares owned by our Directors and executive officers on an individual basis, see “Item 6. Directors Senior Management and Employees — Directors’ and Executive Officers’ Interests”.
      Other than as set forth in “Current Directors”, none of our Directors or executive officers has or have any non-beneficial interest in any of our ordinary shares.
Number of US Holders
      On 23 June 2006 (the latest practicable date prior to the publication of this document) there were 835 registered holders of 613,130 of our shares with addresses in the United States, and 1 registered holder of 1,873,752 of our registered ADSs (equivalent to 18,737,520 ordinary shares), whose combined holdings constituted approximately 1.30% of our total issued share capital. Some of our shares are held by brokers and other nominees (in the form of our shares), and as a result the above numbers may not be representative of the actual number of beneficial holders or of the number of our shares beneficially held by persons in the United States.
Related Party Transactions
      During the last three financial years, neither we nor any of our subsidiaries has been, or is now, a party to any material transaction or proposed transaction in which any Director, any other executive officer, any spouse or other relative of any of the foregoing, or any relative of such spouse, has or was to have a direct or indirect material interest.
      For further information on related party transactions, see note 39 to our audited consolidated financial statements.

Item 8.	Financial Information
Consolidated Statements and Other Financial Information
      See “Item 17. Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

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

	Ordinary Shares			ADSs

			Average			Average
			Daily			Daily
			Trading	High	Low	Trading
Calendar Year	High p	Low p	Volume	$	$	Volume

2003
First Quarter	104.50	70.00	7,246,030	16.77	11.10	2,803
Second Quarter	131.50	84.75	9,336,725	21.97	13.21	2,060
Third Quarter	160.00	127.50	12,451,129	25.57	20.59	4,161
Fourth Quarter	140.00	113.25	10,565,594	23.43	19.40	1,081
2004
First Quarter	147.00	122.25	11,725,602	27.05	21.66	2,716
Second Quarter	154.00	137.75	9,104,300	28.60	24.65	2,300
Third Quarter	147.25	129.75	13,915,100	27.60	24.80	3,300
Fourth Quarter	160.75	148.50	12,352,000	30.85	26.70	5,700
2005
First Quarter	186.00	153.59	15,719,200	36.45	29.48	8,300
Second Quarter	206.00	178.00	9,289,500	37.49	33.80	6,800
Third Quarter	250.25	204.50	12,337,800	45.44	36.12	5,900
Fourth Quarter	252.25	218.00	9,375,300	45.18	39.10	6,400
Most Recent 6 months
2005
December	250.00	239.50	7,764,200	44.65	42.01	6,000
2006
January	276.00	243.00	14,292,500	50.00	43.01	8,600
February	295.75	270.25	13,340,000	51.89	48.00	10,300
March	288.25	268.50	13,135,300	51.30	47.79	6,100
April	308.25	281.50	11,894,300	55.40	49.64	5,100
May	308.00	265.75	14,664,300	58.25	50.55	21,900
Five Most Recent Financial Years
Year ended 31 December 2001	327.30	189.50	8,440,012	46.55	27.10	9,913
Year ended 31 December 2002	221.00	83.50	9,114,647	31.76	13.10	4,239
Year ended 31 December 2003	160.00	70.00	9,944,841	25.57	11.10	2,506
Year ended 31 December 2004	160.75	122.25	11,428,900	30.85	21.66	3,600
Year ended 31 December 2005	252.25	153.59	11,651,900	45.44	29.48	6,900

Dividends
      The Board recommended a final dividend of 4.5p per Ordinary Share (2004: 2.5p), an increase of 80% year-on-year and representing a pay-out ratio of 33% of pre-exceptional EPS. We have increased our pay-out ratio earlier than planned (previously 30%), in light of our strong financial performance. Our intention is to progressively move towards a dividend pay-out ratio of 40% in the medium-term remains unchanged.
      Payment of this dividend, to shareholders registered on the Company Share register on 26 May 2006, was made on 23 June 2006 following approval at the 2006 AGM, which was held on 17 May 2006.

Item 10.	Additional Information
      Our ordinary share capital as at the close of business on 31 December 2005 was as follows:

	Authorised		Issued

	Number	Amount (£)	Number	Amount (£)

Ordinary shares of 50 pence each	2,266,000,000	1,133,000,000	1,474,736,637	737,368,319
Deferred shares of 1 pence each	21	0.21	21	0.21
Special rights redeemable preference share	1	1.00	0	0
      Since 1 January 2006, 13,080,101 shares have been allotted pursuant to the Company’s employee Share Option Schemes for an aggregate consideration of £10,583,418.
      We have also authorised the allotment of ordinary shares to be issued upon conversion of International Power (Jersey) Limited’s 3.75 per cent. convertible US dollar bonds and upon exercise of outstanding stock options. See “— History of the Share Capital for the Last Three Years” and “Options to Purchase our Securities — Outstanding Options”.
History of the Share Capital for the Last Three Years
      The alterations in our share capital in the preceding three years (the latest practicable date prior to the publication of this document) are set out below:
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
      Our rights issue closed on 14 September 2004. On 20 September 2004, a total of 365,540,834 ordinary shares were issued at 82 pence per share in a 33 for 100 rights issue. Of the total £285,743,483 raised net of £14 million in expenses, £182,770,417 was credited to share capital and £102,973,066 to the share premium account.
      Between 1 January 2005 and 31 December 2005, 1,467,571 shares were allotted under the Share Option Schemes for an aggregate consideration of £1,556,716.54. There were no further movements in share capital in this period.
      By a special resolution passed on 19 May 2003, shareholders gave authority for the disapplication of statutory pre-emption provisions of section 89 of the Companies Act in respect of our ordinary shares having an aggregate nominal value of £27,939,038, this authority expired at the conclusion of the AGM held in 2004.
      By a special resolution passed on 12 May 2004, shareholders gave authority for the disapplication of the statutory pre-emption provisions of Section 89 of the Companies Act in respect of our ordinary shares having an aggregate nominal value of £27,684,876, this authority expired at the conclusion of the AGM held in 2005.

      By an ordinary resolution passed on 25 November 2004, shareholders gave authority for our authorised share capital to be increased from £850,000,001.21 to £1,133,000,001.21 by the creation of 566,000,000 ordinary shares.
      By an ordinary resolution dated 17 May 2005, in accordance with Section 80 of the Companies Act 1985, our shareholders generally and unconditionally authorised the Directors to exercise all of our powers to allot relevant securities (as defined within Section 80(2) of the Act, being our ordinary shares) up to an aggregate nominal value of £245,559,084, this authority expiring at the conclusion of our Annual General Meeting to be held in 2006 or on 17 August 2006, whichever is the earlier.
      Additionally, by a Special Resolution passed on 17 May 2005, our shareholders gave authority for the disapplication of the statutory pre-emption provisions of Section 89 of the Companies Act 1985) up to an aggregate nominal value of £36,833,862, this authority expiring at the conclusion of our Annual General Meeting to be held in 2006 or on 17 August 2006, whichever is the earlier
      Save as disclosed above since 31 December 2003 to 15 June 2006 (the latest practicable date prior to the publication of this document) there have been no changes in our issued share capital and no material changes in the issued share capital of any of our subsidiaries other than intra-group issues by wholly-owned subsidiaries, pro rated issues by partly owned subsidiaries or changes in the capital structure of subsidiaries which have remained wholly-owned throughout the period.
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
Memorandum and Articles of Association
      Our Memorandum and Articles of Association have been described as part of our annual report for 2002 filed on Form 20-F with the US Securities and Exchange Commission and are hereby incorporated by reference. On 17 May 2006, our Articles of Association were amended to modify the provisions thereof relating to the indemnification of our officers and directors and the power to purchase insurance. This amendment in response to a change in English law that permits public limited companies to indemnify officers and directors to a greater extent than was previously possible. A copy of our revised Memorandum and Articles of Association has been filed as an exhibit to this annual report on Form 20-F.
Material contracts

Coleto Creek Purchase and Sale Agreement
      On 19 April 2006, ANP ERCOT Acquisition, LLC, or ANP ERCOT, and Topaz Power Group GP, LLC and Topaz Power Group LP, LLC entered into an agreement relating to the purchase and sale of the 632 MW coal fired Coleto Creek power generation facility for a total cash consideration of US$1.14 billion (approximately £640 million). Our investment will be US$288 million (approximately £162 million) and will be funded by a fully underwritten non-recourse debt facility of US$935 million (approximately £525 million).
      Closing under the purchase and sale agreement is subject to customary conditions, including obtaining necessary financing. The purchase and sale agreement contains representations, warranties, indemnities and covenants customary for a transaction of this nature.

Saltend Purchase and Sale Agreement
      On 28 May 2005, Calpine UK Holdings Limited, Calpine Corporation, Quintana Canada Holdings, LLC, Normantrail (UK CO 3) Limited, International Power plc and Mitsui & Co., Ltd. entered into an agreement for the purchase and sale of the 1,200 MW CCGT Saltend power plant in Hull, England. We purchased this plant in a 70:30 partnership with Mitsui & Co., Ltd of Japan for a total consideration of £495 million. The acquisition closed on 28 July 2005 and was funded by a mix of debt and equity in a 55:45 ratio.
      Closing under the purchase and sale agreement was subject to customary conditions, including obtaining certain regulatory approvals and having in place necessary financing. The purchase and sale agreement contains representations, warranties, indemnities and covenants customary for a transaction of this nature.

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

US Holders of ADSs
      For US federal income tax purposes, a US Holder of ADSs generally will be treated as the owner of the ordinary shares that such ADSs represent, and references herein to ordinary shares refer also to ADSs representing the ordinary shares.

Dividends
      General. Subject to the discussions under “Passive Foreign Investment Company” below, the US dollar value of distributions paid by International Power plc out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income and, will not be eligible for the dividends received deduction allowed to corporations with respect to dividend received from US corporations. Certain dividends received by non-corporate taxpayers through taxable years beginning on or before 31 December 2008 are subject to a reduced maximum tax rate of 15 per cent. so long as (i) the taxpayer meets specified holding period requirements, (ii) the taxpayer is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (iii) the ADSs are readily tradable on an established securities market in the United States and (iv) the company paying the dividend is not a “passive foreign investment company” (or a PFIC) for the year of distribution or the prior year. International Power plc believes that its dividends are generally eligible for this reduced US tax rate.
      For the purposes of the foreign tax credit limitation, foreign source income is classified into one of several baskets, and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. The US Foreign Credit tax rules are very complex. US Holders should consult their own advisors with respect to the application of these rules in their particular circumstances.

Exchange of ADSs for Ordinary Shares
      No gain or loss will be recognised upon an exchange of ADSs for the US Holder’s proportionate interest in ordinary shares. A US Holder’s tax basis in the ordinary shares will be the same as the US Holder’s tax basis in the ADSs surrendered, and the holding period of the ordinary shares will include the holding period of the ADSs.

Sale or Other Taxable Disposition
      Subject to the discussions under “Passive Foreign Investment Company” below, upon a sale or other taxable disposition of ADSs or ordinary shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference, if any, between the amount realised on the sale or other taxable disposition and the US Holder’s tax basis in the ADSs or ordinary shares at the time of such sale or other taxable disposition. If the US Holder has held the ordinary shares or ADSs for more than one year at the time of such sale or other taxable disposition, such gain or loss will be long-term capital gain or loss. In the case of non-corporate US Holders, long-term capital gain generally will be taxed at a rate not exceeding 15% of such gain. In the case of corporate US Holders, such gain generally is taxed at the same rate as ordinary income.

Passive Foreign Investment Company
      Generally, for US federal income tax purposes, International Power plc will be a PFIC, for any taxable year if either (i) 75% or more of its gross income is “passive” income or (ii) 50% or more of the value of its assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. If International Power plc is a PFIC in any taxable year that a US Holder owns ordinary shares or ADSs, the US Holder may be subject to tax at ordinary income rates, and pay interest, on (a) a portion of any gain recognised on the sale of the ordinary shares or ADSs and (b) any “excess distribution” paid on the shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years).
      Based on its current activities and assets, International Power plc does not believe that it is a PFIC, and does not expect to become a PFIC in the foreseeable future. However, the determination of whether a company is a PFIC is made annually. Accordingly, it may be possible that International Power plc will be a PFIC in the current or any future year due to changes in its asset or income composition.

Backup Withholding and Information Reporting
      Payments of dividends and other proceeds with respect to ordinary shares or ADSs by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable Treasury Regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or otherwise company with the backup withholding rules. Certain US Holders (including, among others, corporations) can establish that they are not subject to backup withholding and information reporting. Backup withholding is not an additional tax. The amount or any backup withholding collected from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle the US Holder to a refund, provided that certain information is furnished to the IRS in a timely manner.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
      See pages F-57 to F-69 of our audited consolidated financial pages.

Item 12.	Description of Securities Other than Equity Securities
      Not applicable
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      Not applicable

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
      Not applicable

Item 15.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
      As recommended by the U.S. Securities and Exchange Commission, or SEC, we have established a Disclosure Controls Committee. The Disclosure Committee reports to our Chief Executive Officer, Chief Financial Officer and to the Audit Committee. It is chaired by the Company Secretary and Corporate Counsel and the members consist of senior managers from finance, internal audit, corporate services and investor relations. It has responsibility for considering the materiality of information and on a timely basis, determination of the disclosure and treatment of material information. The Disclosure Committee also has responsibility for the timely filing of reports with the SEC and the formal review of the contents of our Annual Report on Form 20-F.
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
      There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of such controls and procedures. In addition, we have limited influence over the controls and procedures of entities in which we hold a minority interest. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Changes in Internal Controls
      There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect such controls subsequent to the Evaluation Date.
      We are in the process of implementing a plan to align our internal control systems with the requirements established in Section 404 of the Sarbanes Oxley Act. Section 404 requires that, in addition to the annual audit, management prepares a report on the design, maintenance and periodic evaluation of our internal control system for financial reporting, which is to be accompanied by an attestation report by our external auditor.

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
      The selection of our independent external auditors was approved by the Audit Committee. Following is a summary of the fees paid to our independent external auditors for the years ended 31 December 2005 and 2004:

	Year Ended	Year Ended
	31 December 2005	31 December 2004

	(£ in millions)
Audit fees	1.6	1.2
Audit-related fees	0.4	0.4
Other fees	0.6	1.5

Total Fees	2.6	3.1

      All other fees in 2005 and 2004 related principally to due diligence assistance. In 2005, fees of £0.1 million were paid to KPMG Audit Plc in respect of due diligence assistance and capitalised as part of acquisition costs relating to Saltend. During 2004, fees of £1.3 million were paid to KPMG Audit Plc for assurance services provided in connection with the Group’s acquisitions of the international assets of Edison Mission Energy (EME). These fees were capitalised as part of the costs of acquisition and are included in other fees in the above table.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
      Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      Not applicable.

PART III

Item 17.	Financial Statements
      See pages F-1 to F-92.

Item 18.	Financial Statements
      See “Item 17. Financial Statements”.

Item 19.	Exhibits

Exhibit
Number	Description of Exhibit

1.1	Memorandum and Articles of Association of International Power plc

4.1	Coleto Creek Purchase and Sale Agreement

4.2	Saltend Purchase and Sale Agreement

8.0	Subsidiaries

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934

13.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

INTERNATIONAL POWER PLC

By:	/s/ Mark Williamson

Mark Williamson
Chief Financial Officer and Director

Statement of Directors’ responsibilities
In respect of the annual report and the financial statements
      The Directors are responsible for preparing the Annual Report and the Group and Company financial statements, in accordance with applicable law and regulations.
      Company law requires the Directors to prepare Group and Company financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with IFRSs as adopted by the EU.
      The Group financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group. The Companies Act 1985 provides, in relation to such financial statements, that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.
      The Company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.
      In preparing each of the Group and Company financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	for the Group financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU;

•	for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements;

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.
      The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.
      Under applicable law and regulations, the Directors are also responsible for preparing a Directors’ report, Directors’ remuneration report and corporate governance statement that comply with that law and those regulations.
      The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Report of independent registered public accounting firm
To the Board and Members of International Power plc
      We have audited the accompanying consolidated balance sheets of International Power plc and subsidiaries (“the Group”) as of 31 December 2004 and 31 December 2005, and the related consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements for each of the years in the two-year period ended 31 December 2005. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Power plc and subsidiaries as of 31 December 2005 and 2004 and the results of their operations and their cash flows for each of the years in the two-year period ended 31 December 2005 in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.
      As referred to in note 1 (o) to the consolidated financial statements, International Power plc changed its method of accounting for certain financial instruments with effect from January 1, 2005, upon the adoption of International Accounting Standards 32 and 39.
      IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 44 to the consolidated financial statements.

KPMG Audit Plc
London, England	8 Salisbury Square
Chartered Accountants	London EC4Y 8BB
6 March 2006
Except as to notes 41 and 44, as to which the date is 30 June 2006

CONSOLIDATED INCOME STATEMENT

		Year Ended 31 December 2005					Year Ended 31 December 2004

		Excluding			Including		Excluding			Including
		Exceptional		Exceptional	Exceptional		Exceptional		Exceptional	Exceptional
	Note	Items		Items	Items		Items		Items	Items

		£m		£m	£m		£m		£m	£m
Revenue: Group and share of joint ventures and associates	2	2,936		—	2,936		1,267		—	1,267
Less: share of joint ventures’ revenue	15	(309)		—	(309)		(144)		—	(144)
Less: share of associates’ revenue	15	(694)		—	(694)		(355)		—	(355)

Group revenue	2	1,933		—	1,933		768		—	768
Cost of sales	8	(1,565)		52	(1,513)		(637)		—	(637)

Gross profit		368		52	420		131		—	131
Other operating income	8	64		58	122		56		—	56
Other operating expenses	8	(129)		—	(129)		(78)		11	(67)
Share of results of joint ventures and associates	2/15	198		—	198		113		—	113

Profit from operations		501		110	611		222		11	233
Disposal of investments	8	—		10	10		—		4	4
Finance income	4	53		—	53		30		—	30
Finance expenses	5/8	(255)		—	(255)		(107)		(31)	(138)

Net financing costs		(202)		—	(202)		(77)		(31)	(108)

Profit before tax		299		120	419		145		(16)	129
Income tax expense	8/9	(55)		(34)	(89)		(25)		—	(25)

Profit for the year	3	244		86	330		120		(16)	104

Attributable to:
Minority interests		45		—	45		8		(2)	6
Equity holders of the parent		199		86	285		112		(14)	98

Earnings per share:	11
Basic		13.5	p		19.4	p	8.6	p		7.5	p
Diluted		13.0	p		18.5	p	8.5	p		7.4	p
Dividends per share		2.5	p		2.5	p	—			—

      Following the implementation of IFRS, the Group has decided to continue with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately, by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information (refer to note 8).
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

		31 December	31 December
	Note	2005	2004

		£m	£m
Non-current assets
Goodwill	12	189	197
Other intangible assets	13	194	9
Property, plant and equipment	14	4,207	3,542
Investment in joint ventures and associates	15	1,375	1,169
Other investments	16	4	86
Finance lease receivables	19	448	484
Other long-term receivables	20	97	101
Deferred tax assets	22	78	79

Total non-current assets		6,592	5,667

Current assets
Inventories	23	110	91
Trade and other receivables	24	396	227
Finance lease receivables	19	12	11
Derivative financial instruments	25	268	—
Assets held for trading		52	47
Cash and cash equivalents	26	620	565

Total current assets		1,458	941

Total assets		8,050	6,608

Current liabilities
Loans and bonds	27	187	100
Derivative financial instruments	25	496	—
Trade and other payables	28	511	362
Current tax liabilities		106	83

Total current liabilities		1,300	545

Non-current liabilities
Loans and bonds	27	3,464	3,257
Derivative financial instruments	25	191	—
Trade and other payables	29	95	170
Retirement benefit obligations	30	27	29
Provisions	30	41	35
Deferred tax liabilities	22	557	514

Total non-current liabilities		4,375	4,005

Total liabilities		5,675	4,550

Net assets		2,375	2,058

Equity
Share capital	31/32	737	737
Share premium reserve	32	394	392
Capital redemption reserve	32	145	145
Capital reserve	32	422	422
Hedging and translation reserve	32	(69)	(39)
Retained earnings	32	463	176

Total equity attributable to equity holders of the parent		2,092	1,833
Minority interests		283	225

Total equity		2,375	2,058

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

								Attributable
		Share	Capital					to Equity
	Share	Premium	Redemption	Capital	Hedging	Translation	Retained	Holders of	Minority
	Capital	Reserve	Reserve	Reserve	Reserve	Reserve	Earnings	the Parent	Interests	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2004	554	289	145	422	—	—	76	1,486	39	1,525
Exchange difference arising on translation of foreign operations	—	—	—	—	—	(39)	—	(39)	(1)	(40)

Net loss recognised directly in equity	—	—	—	—	—	(39)	—	(39)	(1)	(40)
Profit for the year	—	—	—	—	—	—	98	98	6	104

Total recognised income and expense for the year	—	—	—	—	—	(39)	98	59	5	64
Rights issue	183	103	—	—	—	—	—	286	—	286
Minority interests in acquisitions and disposals	—	—	—	—	—	—	—	—	30	30
Equity funding from minority interests	—	—	—	—	—	—	—	—	154	154
Dividends	—	—	—	—	—	—	—	—	(3)	(3)
Other movements	—	—	—	—	—	—	2	2	—	2

At 31 December 2004	737	392	145	422	—	(39)	176	1,833	225	2,058

Restatement on adoption of IAS 32 and IAS 39	—	—	—	—	(12)	—	(20)	(32)	(3)	(35)

As restated at 1 January 2005	737	392	145	422	(12)	(39)	156	1,801	222	2,023

Losses on cash flow hedges	—	—	—	—	(101)	—	—	(101)	3	(98)
Exchange difference arising on translation of foreign operations	—	—	—	—	(5)	88	—	83	5	88

Net (loss)/income recognised directly in equity	—	—	—	—	(106)	88	—	(18)	8	(10)
Profit for the year	—	—	—	—	—	—	285	285	45	330

Total recognised income and expense for the year	—	—	—	—	(106)	88	285	267	53	320
Recognition of equity component in 3.75% convertible US dollar bond	—	—	—	—	—	—	50	50	—	50
Issue of shares	—	2	—	—	—	—	—	2	—	2
Minority interests in acquisitions and disposals	—	—	—	—	—	—	—	—	16	16
Equity funding from minority interests	—	—	—	—	—	—	—	—	6	6
Dividends	—	—	—	—	—	—	(37)	(37)	(14)	(51)
Other movements	—	—	—	—	—	—	9	9	—	9

At 31 December 2005	737	394	145	422	(118)	49	463	2,092	283	2,375

      As more fully explained in note 1 (o), financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and IAS 39.

CONSOLIDATED CASH FLOW STATEMENT

			Year Ended	Year Ended
			31 December	31 December
	Note		2005	2004

			£m	£m
Cash flows from operating activities
Profit for the year			330	104
Adjustments for:
Depreciation of property, plant and equipment and amortisation of intangibles			188	85
Share of results of joint ventures and associates			(198)	(113)
Net finance costs			202	108
Income tax expense			89	25
Decrease in finance lease receivables			10	2
Profit on disposal of investments			(10)	(4)
Exceptional impairment reversal			(52)	—
Exceptional profit on receipt from TXU administrators			(58)	—
Release of a guarantee on sale of Elcogas			—	(11)
Other non-cash movements			6	—
Increase/(decrease) in provisions			3	(1)

Adjustments for non-cash items			180	91
Dividends received from joint ventures and associates			92	69
Purchase of property, plant and equipment — maintenance			(72)	(59)
Proceeds from sale of property, plant and equipment			3	—

Operating cash flows before movements in working capital			533	205
Increase in inventories			(13)	(6)
(Increase)/decrease in trade and other receivables			(154)	8
Increase in trade and other payables			146	1

Cash generated from operations			512	208
Income taxes paid			(31)	(20)
Interest paid			(231)	(113)
Interest received			35	29

			285	104
Exceptional finance costs			(5)	(26)
Refinancing costs capitalised on acquisition debt			(7)	(22)
Exceptional receipt from TXU administrators			58	—

Net cash inflow from operating activities			331	56

Cash flows from investing activities
Purchase of property, plant and equipment — growth			(188)	(158)
Compensation for long-term contractual performance shortfalls			—	5
Proceeds from disposal of a subsidiary	33	(g)	73	—
Acquisitions of subsidiaries net of cash and cash equivalents acquired	33	(i)	(494)	(1,045)
Acquisitions of investments in joint ventures and associates	33	(j)	(50)	—
Proceeds from disposal of investments	33	(k)	138	17
Returns from/(investments in) joint ventures and associates			48	(60)
Other financial investments			—	(1)

Net cash used in investing activities			(473)	(1,242)

Cash flows from financing activities
Dividends paid			(37)	—
Proceeds from share issue			2	286
Advances from banks			563	746
Repayments to banks			(415)	(129)
Funding from minority interests			80	165
Dividends paid to minority interests			(14)	(3)

Net cash from financing activities			179	1,065

Net increase/(decrease) in cash and cash equivalents			37	(121)
Cash and cash equivalents at beginning of the year			565	696
Effect of foreign exchange rate changes thereon			18	(10)

Cash and cash equivalents at end of the year	26		620	565

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31 December 2005

1	Accounting policies

a) General information
      International Power plc (the Company) is a public limited company incorporated and domiciled in the United Kingdom. The consolidated financial statements of the Company for the year ended 31 December 2005 and the year ended 31 December 2004 comprise the Company and its subsidiaries (together referred to as the Group) and the Group’s interest in joint ventures and associates. The principal activities of the Group are described in note 2.

b) Statement of compliance
      European Union (EU) law (IAS Regulation EC 1606/2002) requires that the consolidated financial statements of the Group, for the year ended 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board as adopted by the EU (Adopted IFRSs). These annual financial statements of the Group have been prepared in accordance with Adopted IFRSs.

c) Transitional arrangements
      On transition to IFRS, an entity is required to apply IFRS retrospectively, except where an exemption is available for adoption under IFRS 1 (First-time Adoption of International Financial Reporting Standards). The impact of the transition from UK GAAP to Adopted IFRSs is explained in note 43. The following is a summary of the key IFRS 1 elections made by the Group:

(i) The Group has elected to apply the IFRS 1 exemption, in relation to business combinations, to apply IFRS 3 (Business Combinations) prospectively from 1 January 2004. As a result, the carrying amount of goodwill under UK GAAP at 31 December 2003 is the deemed cost of goodwill at 1 January 2004 for Adopted IFRS purposes.

(ii) The Group has elected to adopt the IFRS 1 option which permits the cumulative foreign currency translation reserve to be deemed zero at 1 January 2004.

(iii) With respect to pension schemes the Group has elected to recognise the schemes’ surpluses and deficits in full as at 1 January 2004, with a corresponding adjustment to reserves.

(iv) The Group has elected to apply IFRS 2 (Share-based Payments) to equity instruments that were granted on or after 7 November 2002.

(v) The Group has elected to measure the property, plant and equipment of its US operations at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.

(vi) The Group has taken the exemption from the requirement to restate comparative information for IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) in accordance with IFRS 1 and has applied these standards prospectively from 1 January 2005 with no restatement of comparatives. As a consequence, the Group has continued to apply UK GAAP in respect of financial instruments for the comparative period presented. The impact of adopting IAS 32 and IAS 39 at 1 January 2005 is disclosed in note 43.

d) Adopted IFRS not yet applied
      The following Adopted IFRSs were available for early application but have not been applied by the Group in these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      IFRS 7 (Financial Instruments: Disclosures) applicable for years commencing on or after 1 January 2007. The application of IFRS 7 in 2005 would not have affected the results or net assets as the standard is concerned only with disclosure. The Group plans to adopt it in 2007.
      The Group has not adopted amendments to IAS 39 and IFRS 4 in relation to financial guarantee contracts which will apply for periods commencing on or after 1 January 2006.
      Where the Group enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, the Group considers these to be insurance arrangements, and accounts for them as such. In this respect, the Group treats the guarantee contract as a contingent liability until such time as it becomes probable that the Group will be required to make a payment under the guarantee.
      The Group does not expect the amendments to have any impact on the financial statements for the period commencing 1 January 2006.

e) Basis of preparation
      The consolidated financial statements have been prepared on the historical cost basis, except for certain derivative financial instruments, financial instruments held for trading, financial instruments classified as available for sale, which are carried at fair value, and the property, plant and equipment of the Group’s US operations at 1 January 2004 which were held at deemed cost, being fair value on adoption of IFRS.
      The principal accounting policies adopted are set out below. These have been applied consistently in dealing with items which are considered material in relation to the Group’s financial statements, with the exception of those accounting policies relating to IAS 32 and IAS 39 on financial instruments. This is a result of the Group’s decision to adopt the IFRS 1 exemption and not restate comparatives for IAS 32 and IAS 39. These accounting policies are denoted with an asterisk and have only been applied from 1 January 2005 and not to the 2004 comparatives. The accounting policies under UK GAAP applied to financial instruments in 2004 are also included in this note and denoted with double asterisks.
      Reconciliations of the income statement for the year ended 31 December 2004 and the balance sheet and total equity at 31 December 2004 from UK GAAP to IFRS are included in note 43, together with narrative describing the key GAAP differences applicable to the Group. A reconciliation of the balance sheet at 31 December 2004 to the balance sheet at 1 January 2005 to reflect the adoption of IAS 32 and IAS 39 is also included in this note, along with explanations of key differences.
      The preparation of the consolidated financial statements in conformity with Adopted IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
      The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgements and estimates made by management that have a significant effect on the consolidated financial statements are discussed in note 42.

f) Basis of consolidation
      The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) up to 31 December each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
benefits from its activities. In assessing control, the potential voting rights that are currently exercisable or convertible are taken into account.
      On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to the income statement in the period of acquisition. The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent, except when there is a binding obligation to fund those losses and the minority is in a position to do so.
      The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from when control commences or up to when control ceases, as appropriate.
      Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation.

g) Revenue recognition
      Certain power plants sell their output in merchant markets, where electricity is sold through existing power exchanges, pool arrangements or through bilateral contracts with third parties. In these markets, revenue from energy sales is either recorded at the spot price obtained through pool or spot mechanisms when the electrical output is delivered or as set out below, when electricity is delivered in accordance with the terms of any related hedging or forward contracts.
      (i) Because power is a non-financial item, forward contracts entered into and which continue to be held for the purpose of delivery (and sale) of power generated by our own power plants (known as ‘own use’ contracts) can be accounted for under accruals accounting, i.e. revenue for energy sales is recognised as output is delivered in accordance with the forward contract.
      (ii) All other forward contracts, which are considered to be derivatives and do not qualify for ‘own use’, are recognised at fair value with changes in fair value recorded in the income statement. Where possible, the Group applies cash flow hedge accounting so that changes in fair values are deferred in a hedging reserve within equity and only reclassified to earnings when the hedged transaction affects earnings. In addition, to the extent that there is ineffectiveness in the cash flow hedge accounting of forward contracts, changes in fair values of the forward contracts are taken to the income statement in the period.
      Other power plants sell their output under long-term power purchase agreements (PPAs). Under such arrangements it is usual for the Group to receive payment for the provision of electrical capacity whether or not the offtaker requests the electrical output (capacity payments) and for the variable costs of production (energy payments). In such situations, revenue is recognised in respect of capacity payments as:

(i) finance income (in accordance with note 1(p)) where the PPA is considered to be or to contain a finance lease;

(ii) as operating lease rentals, on a straight-line basis (in accordance with note 1(p)) where the PPA is considered to be or to contain an operating lease; or

(iii) as revenue in accordance with the contractual terms, to the extent that the capacity has been made available to the contracted offtaker during the period.
      Under lease arrangements, those payments which are not included within minimum lease payments are accounted for as revenue (outlined in (iii) above).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Energy payments under PPAs are recognised in revenue as energy sales in all cases as the contracted power is delivered.
      Where the PPAs extend over more than one accounting period, revenue for energy sales is recognised in each accounting period at the fair value of the Group’s performance under the contract in each period.
      Liquidated damages (LDs), in respect of late commissioning, are included in other operating income. Proprietary trading income is recognised on the basis of completed contracts and the mark to market value of outstanding contracts at the period end.

h) Foreign currencies
      Foreign currency monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Foreign currency non-monetary items measured in terms of historical cost are translated at the rate of exchange at the date of the transaction. Exchange differences on monetary items are dealt with in the income statement. Exchange differences on non-monetary items are recognised in line with whether the gain or loss on the non-monetary item itself is recognised in the income statement or in equity.
      In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts and options (refer to note 1(o), the accounting policy on derivative financial instruments for details of the Group’s accounting policies in respect of such derivative financial instruments).
      The net assets of the Group’s overseas subsidiaries, joint ventures and associates are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period which approximates to actual rates. Exchange differences arising, if any, are classified as equity and transferred to the Group’s translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed.
      Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising from the translation of the net investment in foreign operations and of related hedges are taken to the translation reserve. They are released to the income statement upon disposal. In respect of foreign operations, any differences that have arisen before 1 January 2004, the date of transition to IFRS, are presented as part of retained earnings.

i) Goodwill
      Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities and contingent liabilities of a subsidiary, joint venture or associate at the date of acquisition.
      Goodwill is recognised as an asset and reviewed for impairment annually and when there are indications of impairment. Any impairment is recognised immediately in the income statement and is not subsequently reversed.
      On disposal of a subsidiary, joint venture or associate, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.
      Goodwill arising on acquisitions before the date of transition to IFRSs has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

j) Other intangible assets
      Emission allowances An intangible asset is recognised on receipt of allocated emission allowances and recorded at the fair value on allocation. The fair value of the grant is also recognised on receipt and deducted

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
from the value of the intangible asset. As a result no net asset or liability is shown on the balance sheet at initial recognition. As emission allowances are utilised they are charged to the income statement within costs of sales. To the extent that these allowances were received by way of grant a corresponding credit is also booked to cost of sales.
      Emission allowances are recognised at cost when purchased. Forward contracts for sales and purchases of emission allowances are measured at fair value. At the balance sheet date the net carrying amount of emission allowances held is compared with the fair value to assess for impairment.
      A provision is made for the estimated shortfall between emission allowances held and the anticipated requirement and is charged to the income statement on a pro-rata basis according to current and expected future emissions throughout the accounting period based on the market value of those allowances.
      Commodity contracts In the money commodity contracts, acquired in business combinations, which qualify as either ‘own use’ contracts or non derivatives in accordance with IAS 39 are classified as intangible assets and carried at cost less accumulated amortisation and impairment losses (refer to accounting policy note 1(n)) where cost represents fair value at the acquisition date. The intangible asset is then amortised on a systematic basis in accordance with the pattern in which the future economic benefits of the contract is expected to be consumed by the entity.

k) Property, plant and equipment
      Property, plant and equipment are stated at original cost less accumulated depreciation and any provision for impairment in value. The property, plant and equipment of the Group’s US operations which had been revalued to fair value on 1 January 2004, the date of transition to Adopted IFRSs, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation. In the case of assets constructed by the Group, related works, commissioning and borrowing costs as defined under IAS 23 (Borrowing costs) (refer to accounting policy note 1(u)) are included in cost. Assets in the course of construction are included in property, plant and equipment on the basis of expenditure incurred at the balance sheet date.
      Depreciation is calculated so as to write-down the cost of property, plant and equipment to its residual value evenly over its estimated useful life. Estimated useful lives are reviewed periodically, taking into account commercial and technological obsolescence as well as normal wear and tear, provision being made where the carrying value may not be recoverable.
      The depreciation charge is based on the following estimates of useful lives:

Years

Civil works	25-80
Power stations	20-60
Fixtures, fittings, tools and equipment	3-10
Computer equipment and software	3-5
Combined cycle gas turbine (CCGT) hot gas path parts, on average	2-4
Leasehold improvements	Life of lease
      Freehold land is not depreciated.
      Project development costs are principally incurred in identifying and developing investment opportunities and typically include feasibility studies, pre-bid costs, legal, professional and other related advisory costs. These costs (including appropriate direct internal costs) are recognised as expenses as incurred, except that directly attributable costs are capitalised when it is virtually certain that the project will proceed to completion and income will be realised. Such capitalised costs are amortised over the life of the related property or contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

l) Investments in joint ventures and associates
      A joint venture is an entity over whose activities the Group has joint control, established by contractual agreement.
      An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee.
      The results, assets and liabilities of joint ventures and associates are incorporated in these financial statements using the equity method of accounting except when classified as held for sale. The results are presented after interest, tax and minority interests. Investments in joint ventures and associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group’s share of the net assets of the joint venture or associate, less any impairment in the value of individual investments. Losses of the joint ventures and associates in excess of the Group’s interest in those joint ventures and associates are not recognised unless the Group has a legal or constructive obligation to fund those losses.
      Any excess of the cost of acquisition over the Group’s share of the fair values of the identifiable net assets of the joint venture or associate at the date of acquisition is recognised as goodwill. Any deficiency of the cost of acquisition below the Group’s share of the fair values of the identifiable net assets of the joint venture or associate at the date of acquisition (i.e. discount on acquisition) is credited to the income statement in the period of acquisition.
      Where a Group company transacts with a joint venture or associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant joint venture or associate. Losses may provide evidence of an impairment of the asset transferred in which case appropriate provision is made for impairment.

m) Other investments
      Other investments consist of available for sale investments in equity instruments which are measured at market prices where available. Where quoted market prices in an active market are not available, and where fair value cannot be reliably measured, unquoted equity instruments are measured at cost.

n) Impairment of assets excluding goodwill
      At each balance sheet date, the Group reviews the carrying amounts of its property, plant and equipment, other intangible assets and those other investments measured at cost, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.
      Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
      If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.
      At each balance sheet date, an assessment is made to determine whether there is any indication that an impairment loss recognised in prior periods may no longer exist or has decreased. Where such an indication exists, an impairment loss is reversed to the extent that the asset’s carrying value does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

o) Derivative financial instruments* (for year ended 31 December 2005)
      As stated previously, in accordance with IFRS 1, the Group has applied the accounting requirements of IAS 32 and IAS 39 prospectively with effect from 1 January 2005, with no restatement of comparatives.
      As explained in note 1(g), the Group’s operating activities expose it to price risks associated with selling its generation output. The Group is also exposed to price risks associated with the purchase of its fuel requirements and to financial risks of changes in foreign currency exchange rates and interest rates. The Group uses a range of derivative instruments, including energy based futures and forward contracts, swaps and options to hedge its risk to changes in power prices, fuel costs, foreign exchange rates and interest rates. Derivative financial instruments are used for hedging purposes apart from energy based futures contracts, some of which are used for proprietary trading purposes.
      The use of financial derivatives is governed by the Group’s risk management policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy.
      Derivative financial instruments are recognised initially, and subsequently, at fair value. The gain or loss on subsequent fair value measurement is normally recognised in the income statement unless the derivative qualifies for hedge accounting when recognition of any resultant gain or loss depends on the nature of the item being hedged (see below).
      Cash flow hedges Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion which does not meet the hedge accounting requirements of IAS 39 is recognised immediately in the income statement.
      Amounts accumulated in equity are recycled to the income statement in the period in which the hedged item also affects the income statement. However, if the hedged item results in the recognition of a non-financial asset or liability, the amounts accumulated in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.
      Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. At that time, for forecast transactions, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.
      Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.
      Fair value hedges For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in net income. Gains or losses from re-measuring the derivative, or for non-derivatives, the foreign currency component of its carrying amount, are recognised in net income.
      Hedge of a net investment in a foreign operation Hedges of net investments in foreign operations are accounted for on a similar basis to cash flow hedges. Effective gains or losses on the hedge are recognised in equity, with ineffective gains or losses recognised in the income statement. Cumulative gains or losses in equity are taken to the income statement on disposal of the foreign operation.
      Embedded derivatives Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value.
      Any unrealised gains or losses on such separated derivatives are reported in net income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Derivative financial instruments** (for year ended 31 December 2004) The Group has taken advantage of the exemption within IFRS 1.36A which allows the Group not to comply with IAS 32 and IAS 39 in the presentation of comparative information within this first set of IFRS financial statements and to apply UK GAAP in the presentation of comparative information relating to financial instruments within the scope of FRS 4. In relation to the presentation and preparation of 2004 comparatives the Group’s policy was as follows.
      The Group uses a range of derivative instruments, including energy based futures and forward contracts, swaps and options to hedge its risk to changes in power prices, fuel costs, foreign exchange rates and interest rates. Derivative financial instruments are used for hedging purposes apart from energy based futures contracts, some of which are used for proprietary trading purposes. Interest differentials on derivative instruments are charged to the income statement as interest costs in the period to which they relate.
      Only energy based futures contracts used for proprietary trading purposes are marked to market using externally derived market prices with subsequent movements in the fair value being reflected in the income statement.

p) Leasing
      A lease is defined as an agreement whereby the lessor conveys to the lessee, in return for a payment or a series of payments, the right to use a specific asset for an agreed period of time. The definition can include arrangements such as long-term PPAs, where power plants are specifically designated to fulfil the requirements of an agreement.

Finance leases — Group as lessor
      Where the Group determines a long-term PPA to be or to contain a lease, and where the offtaker has the principal risks and rewards of ownership of the power plant through its contractual arrangements with the Group, the arrangement is considered a finance lease. As discussed in note 1(g), capacity payments are apportioned between capital repayments relating to the provision of the plant, finance income and energy sales. The finance income element of the capacity payment is recognised as revenue, using a rate of return specific to the plant to give a constant periodic rate of return on the net investment in each period. The energy sales element of the capacity payment is recognised as revenue as it is earned.
      Arrangements that do not convey the right to use a specific asset through the term of the agreement result in the continued recognition of property, plant and equipment, rather than a finance lease receivable, which is depreciated over its economic life.
      The amounts due from lessees under finance leases are recorded in the balance sheet as financial assets, classified as finance lease receivables, at the amount of the net investment in the lease after making provision for bad and doubtful debts.

Operating leases — Group as lessor
      An operating lease is any lease other than a finance lease. Thus where the Group determines a long-term PPA to be or to contain a lease, and where the Group retains the principal risks and rewards of ownership of the power plant, the arrangement is considered an operating lease.
      For operating leases, the power plant is capitalised as property, plant and equipment and depreciated over its economic life.
      Rental income from operating leases is recognised on a straight-line basis over the term of the arrangement.

Operating leases — Group as lessee
      Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

q) Inventories
      Plant spares, operating stocks of fuel and consumables are valued at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method.

r) Cash and cash equivalents
      Cash and cash equivalents comprise bank balances and cash held by the Group and short-term deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the cash flow statement.

s) Loans and bonds
      New loans and bonds are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are charged to the income statement over the life of the instrument at a constant rate of return on the carrying amount.

t) Convertible bonds
      Convertible bonds are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds of issue of the convertible bonds and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the Group, is included in equity.
      Issue costs are apportioned between the liability and equity components of the convertible bonds based on their relative carrying amounts at the date of issue. The portion relating to the equity component is charged directly against equity.
      The interest expense on the liability component is calculated by applying the prevailing market interest rate for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible bond.

u) Borrowing costs
      Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to be prepared for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.
      All other borrowing costs are recognised in net income in the period in which they are incurred.

v) Provisions
      Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the Directors’ best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

w) Decommissioning costs
      Provision is made for the estimated decommissioning costs at the end of the useful economic life of the Group’s power stations and generating assets, if and when a legal or constructive obligation arises, on a discounted basis. The amount provided represents the present value of the expected costs. An amount equivalent to the initial provision is capitalised within property, plant and equipment and is depreciated over the useful lives of the related assets. The unwinding of the discount is included within finance costs. Where there is a subsequent change in estimates of decommissioning costs, the present value of the change is recognised in the income statement.

x) Environmental liabilities
      Provision for environmental liabilities is made when expenditure on remedial work is probable and the Group is obliged, either legally or constructively through its environmental policies, to undertake such work. Where the amount is expected to be incurred over the long term, the amount recognised is the present value of the estimated future expenditure and the unwinding of the discount is included within finance costs.

y) Tax
      The tax expense represents the sum of the expected tax payable on taxable income for the year and deferred tax. Taxable profit differs from accounting profit, as reported in the income statement, because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.
      Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill, not deductible for tax purposes, or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
      Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. Where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future, no deferred tax liability is recognised.
      The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
      Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.
      Deferred tax assets and deferred tax liabilities are only offset to the extent that there is a legally enforceable right to offset current tax assets and current tax liabilities, they relate to taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

z) Pension schemes
      Payments to defined contribution pension plans are charged as an expense as they fall due. Payments made to state managed defined benefit pension plans are dealt with as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution pension plan.
      For defined benefit pension plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date.
      The corridor method is applied in recognising actuarial gains and losses. Gains and losses in an individual scheme are recognised to the extent they exceed the greater of 10% of the gross assets or gross liabilities of the scheme. The amount recognised in the following year is the excess amortised over the remaining average service lives of the employees in the scheme and is recognised in the income statement.
      The net defined benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligations adjusted for unrecognised actuarial gains and losses and unrecognised service costs and as reduced by the fair value of the plan assets. Any asset resulting from this calculation is limited to unrecognised actuarial losses and past service cost plus the present value of available refunds and reductions in future contributions to the plan.

aa) Share-based payments
      The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the date of grant of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and where applicable, adjusted for the effect of non market-based vesting conditions.
      Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, any exercise restrictions and behavioural considerations.

ab) Exceptional items
      Following the implementation of IFRS, the Group has decided to continue with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. All exceptional items are included under the line item to which they relate.

2	Segment reporting
      The Group is a global energy business that operates solely in one business segment, that of electricity generation. The international operations are managed on a geographical basis, reflecting the different characteristics within each geographical market. These geographic segments are the basis on which the Group reports its primary segment information. In presenting information on the basis of geographical segments, segment revenues

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and segment assets are based in the geographical location of both customers and assets. There is no inter-segmental revenue.

	Year Ended 31 December 2005			Year Ended 31 December 2004

		Share of			Share of
		Joint			Joint
		Ventures and			Ventures and
	Subsidiaries	Associates	Total	Subsidiaries	Associates	Total

	£m	£m	£m	£m	£m	£m
a) Revenue
North America	523	171	694	188	72	260
Europe	990	397	1,387	308	212	520
Middle East	24	43	67	24	30	54
Australia	369	51	420	223	8	231
Asia	27	341	368	25	177	202

	1,933	1,003	2,936	768	499	1,267

	Year Ended 31 December 2005			Year Ended 31 December 2004

		Share of			Share of
		Joint			Joint
		Ventures and			Ventures and
	Subsidiaries	Associates	Total	Subsidiaries	Associates	Total

	£m	£m	£m	£m	£m	£m
b) Profit/(loss) from operations (excluding exceptional items)
North America	20	29	49	(29)	8	(21)
Europe	205	55	260	52	45	97
Middle East	12	12	24	13	7	20
Australia	119	6	125	96	2	98
Asia	6	96	102	9	51	60

	362	198	560	141	113	254
Corporate costs	(59)	—	(59)	(32)	—	(32)

	303	198	501	109	113	222
Operating exceptional items			110			11

Profit from operations (including operating exceptional items)			611			233
Disposal of investments — exceptional			10			4
Financing costs — operating			(202)			(77)
Financing costs — exceptional			—			(31)

Financing costs			(202)			(108)

Profit before tax			419			129
Income tax expense — operating			(55)			(25)
Income tax expense — exceptional			(34)			—

Income tax expense			(89)			(25)

Profit for the year			330			104

      The segmental profit from operations including exceptional items for the year ended 31 December 2005 is £370 million for Europe (31 December 2004: Europe profit from operations of £108 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      An impairment reversal of £52 million (2004: £nil) was recognised in Europe during the year. An analysis of exceptional items is given in note 8.
      On 28 July 2005, International Power completed the acquisition of Saltend. During the year ended 31 December 2005 revenue of £187 million and profit from operations of £50 million for Saltend are included within the consolidated income statement.
      Further details of acquisitions are outlined in note 33.

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	£m	£m
c) Depreciation and amortisation expenses
North America	35	21
Europe	84	22
Middle East	3	3
Australia	62	36
Asia	2	2

	186	84
Corporate costs	2	1

	188	85

      Depreciation and amortisation expenses are included within profit from operations (excluding exceptional items).

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	£m	£m
d) Additions to property, plant and equipment
North America	26	20
Europe	24	26
Middle East	159	108
Australia	53	81
Asia	4	2

	266	237
Corporate costs	1	2

	267	239

	Year Ended 31 December 2005			Year Ended 31 December 2004

		Commodity	Emission		Commodity	Emission
	Goodwill	Contracts	Allowances	Goodwill	Contracts	Allowances

	£m	£m	£m	£m	£m	£m
e) Expenditure on goodwill and other intangible assets
Europe	2	234	25	190	9	—

      The table above includes both purchased goodwill and intangible assets recognised on the acquisition of subsidiaries during the year in addition to expenditure incurred on other intangible assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended 31 December 2005			Year Ended 31 December 2004

		Investments in			Investments in
		Joint Ventures			Joint Ventures
	Segment	and		Segment	and
	Assets	Associates	Total	Assets	Associates	Total

	£m	£m	£m	£m	£m	£m
f) Segment assets
North America	773	199	972	632	182	814
Europe	2,972	341	3,313	2,118	325	2,443
Middle East	383	71	454	163	45	208
Australia	2,196	39	2,235	2,127	33	2,160
Asia	93	725	818	92	584	676

	6,417	1,375	7,792	5,132	1,169	6,301
Corporate	258	—	258	307	—	307

Total assets	6,675	1,375	8,050	5,439	1,169	6,608

	Year Ended 31 December 2005			Year Ended 31 December 2004

		Investments in			Investments in
		Joint Ventures			Joint Ventures
	Segment	and		Segment	and
	Liabilities	Associates	Total	Liabilities	Associates	Total

	£m	£m	£m	£m	£m	£m
g) Segment liabilities
North America	588	—	588	494	—	494
Europe	2,102	—	2,102	1,415	—	1,415
Middle East	335	—	335	153	—	153
Australia	1,676	—	1,676	1,557	—	1,557
Asia	95	—	95	78	—	78

	4,796	—	4,796	3,697	—	3,697
Corporate	879	—	879	853	—	853

Total liabilities	5,675	—	5,675	4,550	—	4,550

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	£m	£m
h) Exceptional items
Exceptional items included in profit from operations
Europe	110	11

Exceptional items included in profit from operations	110	11

Exceptional items included in disposal of investments
Corporate	3	—
Asia	7	4

Exceptional items included in disposal of investments	10	4

      No exceptional interest charges were incurred during the year (2004: £31 million). The tax on the exceptional items for the year was £34 million (2004: £nil). See note 8 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3	Profit for the year
      Other operating income includes compensation for the late commissioning of plants, billings in respect of operations and maintenance services and profit on sale of development sites. Other operating expenses comprise corporate costs and Group-wide general administrative overheads and project development expenses.
      Profit for the year is stated after charging/(crediting):

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	£m	£m
Amortisation of intangible assets	40	—
Depreciation of property, plant and equipment	148	85
Development costs net of recoveries and amounts capitalised	3	3
Operating exceptional items before tax (Note 8)	(110)	(11)
Property lease rentals payable (net of recoveries)	3	2

Auditors’ remuneration — statutory audit:
Fees due to the lead auditor KPMG Audit Plc	1.6	1.2
Fees due to other auditors	0.2	0.6

	1.8	1.8

Auditors’ remuneration — other fees paid to the lead auditors and their associates for services (Group and Company):
Audit related regulatory reporting services	0.4	0.4
Further assurance services	0.5	0.2

      Fees paid to the lead auditor, KPMG Audit Plc, in respect of the statutory audit of the Company was £0.7 million (2004: £0.7 million).
      Expenditure on audit related regulatory reporting services in 2005 and 2004 principally related to reviews of the interim financial statements, US regulatory reporting requirements and the transition to IFRS.
      Further assurance services in 2005 and 2004 related principally to due diligence assistance. In 2005, fees of £0.1 million were paid to KPMG Audit Plc in respect of due diligence assistance and capitalised as part of acquisition costs relating to Saltend. During 2004, additional fees of £1.3 million were paid to KPMG Audit Plc for assurance services provided in connection with the Group’s acquisition of the international assets of Edison Mission Energy (EME). These fees were capitalised as part of the costs of acquisition.
      The Audit Committee and the firm of external auditors have safeguards in place to avoid the possibility that the auditors’ objectivity and independence could be compromised. These safeguards include the implementation of a policy on the use of the external auditor for non-audit related services. This policy incorporates the provisions of the Sarbanes-Oxley Act 2002 and subsequent Securities and Exchange Commission (SEC) and Public Company Accounting Oversight Board (PCAOB) rules.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4	Finance income

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	£m	£m
Group finance income
Interest income	50	30
Net gain on remeasurement of assets held for trading	3	—

Total Group finance income	53	30

5	Finance expenses

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	£m	£m
Group finance expenses
Interest on:
Bank loans and overdrafts	212	103
Other loans and bonds	57	12

	269	115
Less: amounts included in the cost of qualifying assets	(14)	(8)

Group finance costs — ordinary	255	107
Exceptional finance costs (note 8)	—	31

Total Group finance costs	255	138

6	Employee benefit costs and employee numbers

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	£m	£m
Employee benefit costs, including Directors’ remuneration, were as follows:
Wages and salaries	121	83
Share-based payments	6	1
Social security costs	10	4
Contributions to defined contribution plans	3	1
Increase in liability for defined benefit plans (note 7)	7	5

Subtotal	147	94
Less: amount capitalised as part of property, plant and equipment	(2)	—

Total employee benefit costs	145	94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Employee numbers

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	Number	Number
Average number of employees during the financial year, analysed by geographic segment was:
North America	220	201
Europe	1,136	804
Middle East	615	639
Australia	742	570
Asia	633	349
Corporate and development	233	187

Average number of employees	3,579	2,750

7	Pension schemes
      Group entities operate pension arrangements in order to provide pension benefits to retired employees. Benefits granted have been developed to reflect local practice and may be provided through defined benefit or defined contribution schemes.
      The main defined benefit plans are in the UK and Australia:
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
      The majority of employees taken on in First Hydro, as part of the acquisition of the EME portfolio, are members of another section of the ESPS, the Edison Mission Energy Group.
      The liabilities and costs shown in the disclosures for the UK schemes are based on the most recent actuarial valuations at 31 March 2004. The results of these valuations have been updated to 31 December 2005 by independent qualified actuaries to take account of the requirements of IAS 19.
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
      The liabilities and costs shown in the disclosures for the Australian schemes are based on the most recent actuarial valuations at 30 June 2005. The results of these valuations have been updated to 31 December 2005 by independent qualified actuaries to take account of the requirements of IAS 19.
      The Group operates a number of other defined benefit schemes for employees of its businesses in other countries. Full actuarial valuations of these schemes have been carried out within the last three years and results have been updated to 31 December 2005 by independent qualified actuaries.
      The liabilities and costs for IAS 19 were determined using the projected unit credit method. The Group has decided to recognise gains and losses through the income statement over the expected working lifetime of active employees to the extent that gains or losses are in excess of the ‘corridor’ (10% of the greater of the present value of the defined benefit obligation and the plan assets).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The charge for 2005 in respect of defined contribution plans was £3 million (2004: £1 million).
      The Group used the following assumptions to calculate the scheme liabilities under IAS 19:

	31 December		31 December		31 December
	2005		2004		2003

	UK	Australia	UK	Australia	UK	Australia

	%	%	%	%	%	%
Financial assumptions
Discount rate	4.7	4.6	5.3	4.5	5.4	7.5
Rate of increase in salaries	4.4	4.0	4.4	4.0	4.3	4.0
Inflation rate	2.9	3.0	2.9	3.0	2.8	3.0
Increase to deferred benefits during deferment	2.9	n/a	3.0	n/a	2.9	n/a
Increases to pensions payments	2.9	n/a	2.9	n/a	2.9	n/a

      The amount recorded in the income statement in relation to the defined benefit pension plans for the year ended 31 December 2005 was as follows:

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	£m	£m
Amounts charged to profit from operations
Current service cost	(9)	(5)
Expected return on schemes’ assets	11	7
Interest on schemes’ liabilities	(9)	(6)
Curtailment cost	—	(1)

Total operating charge	(7)	(5)

      The assets in the schemes and expected rates of return (weighted averages) were:

	31 December		31 December		31 December
	2005		2004		2003

	UK	Australia	UK	Australia	UK	Australia

	%	%	%	%	%	%
Long-term rate of return expected:
Equities	7.1	7.5	7.5	7.3	7.8	7.6
Bonds	4.4	5.0	4.9	4.8	5.1	4.8
Other	6.0	5.9	6.0	5.5	6.6	6.1

Total long-term rate of return expected	6.6	6.7	7.0	6.5	7.4	6.7

      The expected rates of return reflect the Group’s best estimate of the investment returns that will be earned on each asset class. These returns are based on advice provided by independent qualified actuaries.

	31 December 2005			31 December 2004			31 December 2003

	UK	Australia	Total	UK	Australia	Total	UK	Australia	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets in schemes:
Equities	84	52	136	66	44	110	36	35	71
Bonds	14	17	31	11	16	27	5	14	19
Other	16	15	31	12	10	22	4	5	9

Total market value of assets	114	84	198	89	70	159	45	54	99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Other assets principally comprise property and cash.
      The reconciliation of the schemes’ (deficits)/surpluses to the balance sheet amount is:

	31 December 2005			31 December 2004			31 December 2003

	UK	Australia	Total	UK	Australia	Total	UK	Australia	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total market value of assets	114	84	198	89	70	159	45	54	99
Present value of scheme liabilities	(161)	(79)	(240)	(114)	(70)	(184)	(58)	(58)	(116)

(Deficit)/surplus in the scheme	(47)	5	(42)	(25)	—	(25)	(13)	(4)	(17)
Unrecognised actuarial losses/(gains)	22	(7)	15	—	(4)	(4)	—	—	—

Unrecognised asset due to limit in IAS 19 para 58(b)	—	—	—	—	—	—	—	—	—

Pension liability before deferred tax	(25)	(2)	(27)	(25)	(4)	(29)	(13)	(4)	(17)

	2005	2004

	£m	£m
Movements in fair value of assets:
At 1 January	159	99
Expected return on assets	11	7
Actuarial gains	16	9
Employer contributions	9	6
Scheme participants’ contributions	3	2
Benefits paid	(2)	(2)
Expenses, taxes and premiums paid	(1)	(1)
Acquisitions, divestitures and combinations	—	41
Exchange differences	3	(2)

At 31 December	198	159

	2005	2004

	£m	£m
Movements in defined benefit obligations:
At 1 January	184	116
Service cost	9	5
Interest cost	9	6
Actuarial losses	35	4
Scheme participants’ contributions	3	2
Benefits paid	(2)	(2)
Expenses, taxes and premiums paid	(1)	(1)
Acquisitions, divestitures and combinations	—	55
Settlement and curtailments	—	1
Exchange differences	3	(2)

At 31 December	240	184

      As the Group’s transition date to IFRS was 1 January 2004, the following historical data has been presented from that date. The historical data will be built up to a rolling five-year record over the next three years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

History of asset experience gains and losses

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

Difference between the actual and expected return on schemes’ assets:
Amount (£m)	16	9
Percentage of schemes’ assets	8%	6%
Experience gains and losses on schemes’ liabilities*:
Amount (£m)	11	7
Percentage of the present value of schemes’ liabilities	5%	4%

*	Does not include the effect of changes in assumptions.

Contributions in 2006
      The Group expects to make contributions of approximately £8 million to its main pension arrangements in 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8	Exceptional items
      Following the implementation of IFRS, the Group has decided to continue with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information.

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	£m	£m
Cost of sales credited:
Impairment reversal of Rugeley plant	52	—

Exceptional items recognised in cost of sales	52	—

Other operating income credited:
Compensation in respect of the tolling agreement with TXU	58	—

Exceptional items recognised in other operating income	58	—

Other operating expense credited:
Release of a guarantee on sale of Elcogas	—	11

Exceptional items recognised in other operating expenses	—	11

Disposal of investments:
Profit on disposal of Tri Energy	4	—
Profit on disposal of shares in Interconnector UK	3	—
Profit on disposal of land in Thailand	3	—
Profit on partial disposal of a holding in HUBCO	—	4

Exceptional items recognised in disposal of investments	10	4

Finance costs:
US swap termination costs	—	(15)
Other refinancing costs	—	(16)

Exceptional items recognised in finance costs	—	(31)

Attributable taxation
Taxation on Rugeley plant impairment reversal	(16)	—
Taxation on compensation in respect of the tolling agreement with TXU	(17)	—
Taxation on disposal of shares in Interconnector UK and on disposal of land in Thailand	(1)	—

Taxation on exceptional items	(34)	—

Total exceptional items after attributable taxation	86	(16)

      During 2005 Rugeley received £68 million from the TXU administrators in relation to its contract termination claim. An exceptional item of £58 million has been recorded, with the remaining £10 million reflecting the recovery of debtor balances, costs associated with the claim that had previously been incurred and administrator fees. Further details regarding the impairment reversal of the Rugeley plant are provided in note 14.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year ended 31 December 2004
      The Group released an £11 million provision relating to a guarantee following the sale of an investment in Elcogas and sold a further 4% shareholding in HUBCO from which we booked an exceptional gain of £4 million, reflecting the profit on this sale. Our equity interest in HUBCO now totals 16.7%.
      The £15 million exceptional interest charge resulted from the cessation of the interest rate swaps as part of the restructuring of the ANP debt facility. The £16 million is associated with debt raising and debt restructuring.

9	Tax

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	£m	£m
a) Income tax expense for the year
Current tax
UK Corporation tax charge	25	1
Foreign tax	27	18
Adjustments for prior years	2	(3)

Total current tax charge for the year	54	16

Deferred tax charge
Origination and reversal of temporary differences	43	9
Benefits of tax losses recognised	(8)	—

Total deferred tax charge for the year	35	9

Total income tax expense for the year	89	25

Income tax charged to:
Income statement	89	25
Equity	(46)	(2)

	43	23

      The deferred tax charge is derived as follows, £11 million from UK operations (2004: £nil) and £24 million from foreign operations (2004: £9 million).

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	£m	£m
Included in the income tax expense are the following amounts relating to exceptional items:
Cost of sales exceptional items (deferred tax)	16	—
Operating income exceptional items (current tax)	17	—
Disposal of investments exceptional items (current tax)	1	—

Tax charge on exceptional items	34	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Income tax expense for the year on ordinary activities varied from the standard rate of UK corporation tax as follows:

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	£m	£m
b) Reconciliation of income tax expense to accounting profit
Profit before tax (before exceptional items)	299	145

Tax at domestic income tax rate at 30% (2004: 30%)	90	44
Tax effect of:
Different tax rates of subsidiaries operating in other jurisdictions	23	(7)
Share of results of joint ventures and associates	(39)	(12)
Tax holidays	(12)	(12)
Expenses that are not deductible in determining taxable profits	15	15
Utilisation of tax losses not previously recognised	(24)	—
Over/ (under) provided in prior years	2	(3)

Income tax expense for the year before exceptional items	55	25
Income tax expense for the year on exceptional items	34	—

Income tax expense for the year	89	25

      Included in profit before tax (before exceptional items) is a tax charge of £56 million relating to the Group’s share of results of joint ventures and associates. The £39 million shown above represents 70% of this tax charge. The remaining 30% is already included within the tax charge calculated at the domestic income tax rate.

10	Dividends
      At the Company’s Annual General Meeting (AGM) held on 17 May 2005, shareholders approved the payment of a final dividend of 2.5p per Ordinary Share to members on the register as at 27 May 2005. This dividend amounted to £37 million and was previously reported in the Company’s UK GAAP consolidated profit and loss account for the year ended 31 December 2004. Under IFRS, it is not treated as an appropriation of equity until shareholder approval has been received. Accordingly, the £37 million dividend paid in 2005 in respect of the 2004 year has been recorded as a distribution in 2005. The dividend was paid to shareholders on 8 July 2005.
      In respect of the current year, the Directors propose a dividend of 4.5p per Ordinary Share, to be paid on 23 June 2006. The dividend is subject to approval by shareholders at the Group’s next AGM and has not been included as a liability at 31 December 2005. There are no income tax consequences from the estimated total dividend to be paid of £66 million.
      No dividend was paid in 2004 in respect of the year ended 31 December 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11	Earnings per share (EPS)

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	Pence	Pence
a) Earnings per share (basic)
Before exceptional items	13.5	8.6
After exceptional items	19.4	7.5

b) Earnings per share (diluted)
Before exceptional items	13.0	8.5
After exceptional items	18.5	7.4

c) Basis of calculation (basic) earnings	£m	£m

Profit attributable to equity holders of the parent before exceptional items	199	112
Exceptional items	86	(14)

Profit attributable to equity holders of the parent after exceptional items	285	98

d) Basis of calculation (diluted) earnings
Profit attributable to equity holders of the parent before exceptional items	199	112
After tax effect of interest on convertible bond	7	—

Profit attributable to equity holders of the parent before exceptional items	206	112
Exceptional items	86	(14)

Profit attributable to equity holders of the parent after exceptional items	292	98

e) Basis of calculation (basic) number of Ordinary Shares	Million	Million

Weighted average number of issued Ordinary Shares for the purposes of basic EPS	1,473.5	1,308.3
Weighted average number of shares held by Employee Share Ownership Plans (ESOPs)	(2.8)	(2.8)

Weighted average number of shares	1,470.7	1,305.5

f) Basis of calculation (diluted) number of Ordinary Shares
Weighted average number of shares — total	1,470.7	1,305.5
Dilutive potential Ordinary Shares:
Employee share schemes	19.8	10.9
Convertible bond	89.1	3.0

Weighted average number of Ordinary Shares for the purposes of diluted EPS	1,579.6	1,319.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12	Goodwill

	31 December	31 December
	2005	2004

	£m	£m
Cost
At 1 January	197	7
Acquired through business combinations	2	190
Eliminated on partial disposal of a subsidiary	(9)	—
Exchange differences	(1)	—

At 31 December	189	197

      The addition of £2 million and the reduction of £9 million to goodwill during the year relates to the acquisition and disposal of 5% and 20% of Turbogás respectively (refer to note 33 (a)).
      Given the geographical diversity of the Group’s power plants and the nature of their operations, the Directors consider that each power plant owning subsidiary is a separate cash generating unit. The following cash generating units have significant carrying amounts of goodwill:

	31 December	31 December
	2005	2004

	£m	£m
First Hydro (UK)	153	153
Turbogás (Portugal)	27	35
IPO (Czech Republic)	7	7
Others	2	2

At 31 December	189	197

      The Group tests goodwill for impairment annually or when there is an indication that goodwill might be impaired. The cash generating units’ recoverable amounts are determined from value in use calculations which have key assumptions relating to discount rates and market prices for electricity and fuel costs over the lives of the assets. These market prices are considered in the light of forecast demand and supply growth over the lives of the assets. Pre-tax risk adjusted discount rates take into account current market assessments of the time value of money and risks specific to the respective cash generating unit.

13	Other intangible assets

	31 December	31 December
	2005	2004

	£m	£m
Intangible assets
Commodity contracts	194	9
Emission allowances	—	—

Carrying amount at 31 December	194	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The above intangible assets balance can be analysed as follows:

	31 December	31 December
	2005	2004

	£m	£m
Intangible assets — commodity contracts
Cost
At 1 January	9	—
On adoption of IAS 32 and IAS 39	(9)	—

At 1 January	—	—
On acquisition of subsidiaries	234	9

At 31 December	234	9

Accumulated amortisation
At 1 January	—	—
Charge for the year	40	—

At 31 December	40	—

Carrying amount
At 1 January (following adoption of IAS 32 and IAS 39)	—	—
At 31 December	194	9

Intangible assets — emission allowances
Carrying amount
At 1 January	—	—
Additions	25	—
Disposals	(25)	—

At 31 December	—	—

      Commodity contracts are amortised over the period in which benefits are expected to arise. The addition in 2005 relates to commodity contracts acquired as part of the acquisition of Saltend Cogeneration Company Limited. The contracts were valued at £234 million on acquisition. The amortisation of these contracts is charged to cost of sales in the income statement.
      The Group has recognised any allocated emission allowances net of the fair value of the grant. As a result, no net asset or liability is shown on the balance sheet at initial recognition. The amortisation of any emission allowances purchased to meet emission requirements generated in the current year are charged to cost of sales in the income statement.
      As part of the European Union (EU) Emissions Trading Scheme (EUETS), designed to reduce greenhouse gas emissions in the EU over the medium term, the Group was granted emission allowances amounting to £55 million in respect of the year ended 31 December 2005. The EUETS commenced in 2005 and accordingly no allowances were received in 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14	Property, plant and equipment

	Freehold Land	Plant, Machinery	Assets in Course of
	and Buildings	and Equipment	Construction	Total

	£m	£m	£m	£m
Cost
At 1 January 2004	89	2,547	23	2,659
Additions	7	44	188	239
On acquisition of subsidiaries	80	1,304	—	1,384
Reclassifications and transfers	—	43	(46)	(3)
Disposals	—	(2)	—	(2)
Exchange differences	(2)	(71)	(4)	(77)

At 31 December 2004	174	3,865	161	4,200
Additions	5	78	184	267
On acquisition of subsidiaries	—	365	—	365
Reclassifications and transfers	—	54	(54)	—
Disposals	(2)	(9)	—	(11)
Disposal of subsidiaries	—	(54)	—	(54)
Exchange differences	3	241	25	269

At 31 December 2005	180	4,540	316	5,036

Accumulated depreciation and impairment loss
At 1 January 2004	22	589	—	611
Depreciation charge for the year	3	82	—	85
Eliminated on disposals	—	(2)	—	(2)
Exchange differences	—	(36)	—	(36)

At 31 December 2004	25	633	—	658
Depreciation charge for the year	11	137	—	148
Disposals	(2)	(9)	—	(11)
Disposal of subsidiaries	—	(3)	—	(3)
Impairment reversal	—	(52)	—	(52)
Exchange differences	—	89	—	89

At 31 December 2005	34	795	—	829

Carrying amount
At 31 December 2005	146	3,745	316	4,207

At 31 December 2004	149	3,232	161	3,542

      At the end of the year the Group carried out a review of the recoverable amount of its UK power plants following a period of sustained increase in UK dark spreads. This led to the recognition of an impairment reversal of £52 million for Rugeley, based on the estimated value in use of this asset. The post-tax risk adjusted discount rate used in measuring value in use was 8%. The post-tax risk adjusted discount rate which was used at the time of the initial impairment in 2002 was 8%. The impairment reversal has been included in cost of sales.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Interest capitalised in the year was £14 million (2004: £8 million). On a cumulative basis, after taking into account exchange differences and depreciation, the carrying amount of interest capitalised is £69 million (2004: £64 million).
      The property, plant and equipment of the Group’s US operations has been revalued to fair value as at 1 January 2004, the date of transition to Adopted IFRSs in accordance with the choice available under IFRS 1 (First-time Adoption of International Financial Reporting Standards), by applying a risk-adjusted discount rate of 9.7% to the post-tax cash flows expected from the plant over their remaining useful lives. The impact of this election is to reduce at 1 January 2004 the cost of property, plant and equipment by £466 million to £2,547 million and accumulated depreciation by the same amount to £589 million.
      The total value of land that is not depreciated included within land and buildings is £49 million (2004: £47 million).
      Property, plant and equipment at subsidiaries at carrying amounts of approximately £3,924 million (2004: £3,607 million) is the subject of fixed and floating charges from banks providing facilities which are non-recourse to the Company.

15	Investments in joint ventures and associates
      Summarised financial information in respect of the Group’s joint ventures and associates is set out below:

	31 December	31 December
	2005	2004

	£m	£m
a) Joint ventures’ net assets (including goodwill)
Non-current assets	1,362	1,184
Current assets	280	179

Total assets	1,642	1,363

Current liabilities	(188)	(104)
Non-current liabilities	(743)	(594)

Total liabilities	(931)	(698)

Net assets	711	665

Group’s share of joint ventures’ net assets	349	312

	31 December	31 December
	2005	2004

	£m	£m
b) Associates’ net assets (including goodwill)
Non-current assets	7,690	6,167
Current assets	1,755	1,522

Total assets	9,445	7,689

Current liabilities	(840)	(799)
Non-current liabilities	(5,468)	(4,254)

Total liabilities	(6,308)	(5,053)

Net assets	3,137	2,636

Group’s share of associates’ net assets	1,026	857

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	31 December	31 December
	2005	2004

	£m	£m
c) Results of joint ventures
Revenue	631	299
Profit for the year	104	47

Group’s share of results of joint ventures
Share of revenue	309	144
Share of profit for the year	50	24

	31 December	31 December
	2005	2004

	£m	£m
d) Results of associates
Revenue	2,024	1,266
Profit for the year	449	330

Group’s share of results of associates
Share of revenue	694	355
Share of profit for the year	148	89

      At 31 December 2005 the Group’s investments that are listed on a recognised stock market are those in The Hub Power Company Limited (HUBCO), Kot Addu Power Company Limited (KAPCO) and Malakoff Berhad. All are considered associates and International Power continues to equity account for Malakoff and HUBCO despite its shareholdings being less than 20% (refer to note 18). The Group’s share of HUBCO and KAPCO was valued at £45 million (2004: £54 million) and £149 million (2004: unlisted) respectively, on the major Pakistan stock markets and the Group’s share in Malakoff Berhad was valued at £203 million (2004: £159 million) on the Kuala Lumpur stock market. Market values for Group shareholdings in these investments were in excess of the respective book values at the year end.
      A subsidiary, Al Kamil, is listed on the Muscat Securities Market and was valued at £15 million on 31 December 2005 (2004: £14 million).
      The reporting period of Malakoff Berhad does not coincide with International Power’s financial year. Consequently, the results of Malakoff Berhad for the period 1 December to 30 November are equity accounted by the Group each year. This treatment prevents Malakoff’s results being made publicly available before its own shareholders have received the information through dissemination by Malakoff Berhad.
      Included within the Group’s share of net assets of joint ventures and associates is net debt of £1,625 million (2004: £1,285 million). These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power plc or any other Group company.
      A full list of significant joint ventures and associates is included in note 18.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16	Other investments

	31 December	31 December
	2005	2004

	£m	£m
Non-current
Investments available for sale carried at fair value	—	79
Other investments	4	7

	4	86

      The Group owns minority shareholdings in a number of small businesses related to power generation and fuel supply activities in Europe and Asia. These equity instruments are not quoted but are shares in privately owned companies and therefore the fair value cannot be measured reliably. The carrying amount has thus been based on the cost of acquiring the shares in these companies.

17	Subsidiaries
      The Group has the following significant investments in subsidiaries.

	Country of
	Incorporation and		Group Effective
Name and Nature of Business	Registration	Type of Share	Shareholding

Canunda Power Pty Limited*	Australia	Ordinary Shares	100%
(Power generation)
Gippsland Power Pty Limited*	Australia	Ordinary Shares	70%
(Power generation)
Hazelwood Power Partnership*	Australia	Partners’ Capital	92%
(Power generation)
Latrobe Power Partnership*	Australia	Partners’ Capital	70%
(Power generation)
Perth Power Partnership*	Australia	Partners’ Capital	49%
(Power generation)
Synergen Power Pty Limited*	Australia	Ordinary Shares	100%
(Power generation)
International Power Opatovice A.S.*	Czech Republic	Ordinary Shares	99%
(Power generation)
Deeside Power Development Company Limited	England and Wales	Ordinary Shares	100%
(Power generation)
First Hydro Company*	England and Wales	Ordinary Shares	70%
(Power generation)
First Hydro Finance plc*	England and Wales	Ordinary Shares	70%
(Financing company)
IPM Eagle LLP*	England and Wales	Partners’ Capital	70%
(Investment holding company)
Normanglade 4 LLP*	England and Wales	Partners’ Capital	70%
(Financing company)
Pelican Point Power Limited*	England and Wales†	Ordinary Shares	100%
(Power generation)
Rugeley Power Limited	England and Wales	Ordinary Shares	100%
(Power generation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Country of
	Incorporation and		Group Effective
Name and Nature of Business	Registration	Type of Share	Shareholding

Saltend Cogeneration Company Limited*	England and Wales	Ordinary Shares	70%
(Power generation)
IPR Insurance Company Limited*	Guernsey	Ordinary Shares	100%
(Insurance captive)
International Power (Jersey) Limited	Jersey**	Ordinary Shares	100%
(Financing company)
Al Kamil Power Company SAOG*	Oman	Ordinary Shares	65%
(Power generation)
Turbogás — Produtora Enérgetica S.A*	Portugal	Ordinary Shares	60%
(Power generation)
Tihama Power Generation Company Limited*	Saudi Arabia	Ordinary Shares	60%
(Power generation)
Electro Metalurgica del Ebro SL*	Spain	Ordinary Shares	64%
(Power generation)
Ibérica de Enérgías SL*	Spain	Ordinary Shares	70%
(Power generation)
Thai National Power Company Limited*	Thailand	Ordinary Shares	100%
(Power generation)
ANP Bellingham Energy Company, LLC*	US	Ordinary Shares	100%
(Power generation)
ANP Blackstone Energy Company, LLC*	US	Ordinary Shares	100%
(Power generation)
ANP Funding I, LLC*	US	Ordinary Shares	100%
(Financing company)
Hays Energy Limited Partnership*	US	Partners’ Capital	100%
(Power generation)
Midlothian Energy Limited Partnership*	US	Partners’ Capital	100%
(Power generation)
Milford Power Limited Partnership*	US	Partners’ Capital	100%
(Power generation)
      All subsidiaries operate in their country of incorporation, except as indicated below. All subsidiaries have a 31 December year end. The Group also has a number of overseas branch offices.

*	Held by an intermediate subsidiary

**	Operates in the UK

†	Operates in Australia

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18	Joint ventures and associates
      The Group has the following significant investments in joint ventures and associates

	Country of
	Incorporation,
	Registration and	Accounting Period		Group Effective
Name and Nature of Business	Operation	End	Type of Share	Shareholding

Joint ventures
EA — IPR Retail Partnership*	Australia	31 December	Partners’ Capital	50%
South East Australia Gas Pty Limited*	Australia	30 June	Ordinary Shares	33%
(Gas pipeline)
EcoEléctrica LP*	Bermuda**	31 December	Partners’ Capital	35%
(Power generation)
Prazska Teplárenská A.S.*	Czech Republic	31 December	Ordinary Shares	49%
(Power generation)
Hartwell Energy Limited Partnership*	US	31 December	Partners’ Capital	50%
(Power generation)
Oyster Creek Limited Partnership*	US	31 December	Partners’ Capital	50%
(Power generation)
Associates
Derwent Cogeneration Limited*	England and Wales	31 March	Ordinary Shares	23%
(Power generation)
PT Paiton Energy*	Indonesia	31 December	Ordinary Shares	31%
(Power generation)
ISAB Energy Srl*	Italy	31 December	Ordinary Shares	34%
(Power generation)
Malakoff Berhad*	Malaysia	31 August	Ordinary Shares	18%
(Power generation)
Kot Addu Power Company Limited*	Pakistan	30 June	Ordinary Shares	36%
(Power generation)
Uch Power Limited*	Pakistan	31 December	Ordinary Shares	40%
(Power generation)
The Hub Power Company Limited*	Pakistan	30 June	Ordinary Shares	17%
(Power generation)
Carbopego Abastecimento de Combustiveis, S.A.*	Portugal	31 December	Ordinary Shares	50%
(Fuel supplies)
Pegop Energia Electrica, S.A.*	Portugal	31 December	Ordinary Shares	50%
(Power station operations)
Tejo Energia Producao e Distribuicao de Energia Electrica, S.A*	Portugal	31 December	Ordinary Shares	50%
(Power generation)
Q Power QSC*	Qatar	31 December	Ordinary Shares	40%
Uni-Mar Enerji Yatirimlari A.S.*	Turkey	31 December	Ordinary Shares	33%
(Power generation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Country of
	Incorporation,
	Registration and	Accounting Period		Group Effective
Name and Nature of Business	Operation	End	Type of Share	Shareholding

Arabian Power Company PJSC*	UAE	31 December	Ordinary Shares	20%
(Power generation)
Shuweihat CMS International Power Company PJSC*	UAE	31 December	Ordinary Shares	20%
(Power generation)
      International Power continues to equity account for Malakoff and HUBCO, despite its shareholdings being less than 20%, as it continues to exert and has the power to exert significant influence over both assets. At both HUBCO and Malakoff, International Power continues to have significant board representation.

*	Held by an intermediate subsidiary

**	Operates in Puerto Rico

19	Finance lease receivables

			Present Value of Minimum
	Minimum Lease Payments		Lease Payments

	31 December	31 December	31 December	31 December
	2005	2004	2005	2004

	£m	£m	£m	£m
Amounts receivable under finance leases:
Within one year	48	50	12	11
Later than one year and not later than five years	192	211	57	65
After five years	649	717	391	419

	889	978	460	495

Less: unearned finance income	(429)	(483)

Present value of minimum lease payments receivable	460	495

Analysed as:
Non-current finance lease receivables (recoverable after 12 months)			448	484
Current finance lease receivables (recoverable within 12 months)			12	11

			460	495

      Rentals receivable under finance leases by the Group during the year amounted to £48 million (2004: £6 million). The cost of assets acquired by the Group during the year for onward finance leasing was £nil (2004: £487 million).
      International Power’s business is the generation of electricity. Sometimes the Group enters into arrangements such as long-term PPAs to secure contracted revenues for a long period of time. Some of these arrangements are determined to be or to contain finance leases. The average term of the finance leases entered into is usually a substantial portion of the asset’s useful economic life.
      Unguaranteed residual values of assets leased under finance leases at the balance sheet date are estimated at £nil (2004: £nil). The interest rate inherent in the lease is fixed at the contract date for all of the lease term. The average effective interest rate contracted is approximately 8% per annum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The fair value of the Group’s finance lease receivables as at 31 December 2005 is estimated at £460 million (2004: £495 million) based on discounting estimated cash flows at the appropriate market rate.

20	Other long-term receivables

	31 December	31 December
	2005	2004

	£m	£m
Other receivables	67	74
Other receivables from joint ventures and associates	30	27

Total other long-term receivables	97	101

21	Provision for doubtful debts
      Provision for doubtful debts is analysed below:

	31 December	31 December
	2005	2004

	£m	£m
At 1 January	(6)	(6)
Credited to the income statement	4	—

At 31 December	(2)	(6)

22	Deferred tax
      Deferred tax accounted for in the consolidated balance sheet and the potential amounts of deferred tax are:

	31 December	31 December
	2005	2004

	£m	£m
Deferred tax liabilities:
Property, plant and equipment accelerated capital allowances	(552)	(439)
Other temporary differences	(238)	(104)
Dividends of overseas subsidiaries	(40)	(16)

Total deferred tax liabilities	(830)	(559)

Deferred tax assets:
Provisions	42	8
Tax losses	161	166
Other temporary differences	299	77

Total gross deferred tax assets	502	251
Less: deferred tax assets not recognised	(151)	(127)

Total deferred tax assets	351	124

Net deferred tax liabilities	(479)	(435)

      Deferred tax assets will be offset against suitable taxable profits when they arise.
      Of the £161 million (2004: £166 million) deferred tax asset in respect of tax losses, £102 million (2004: £109 million) can be carried forward for a period of between 11 and 19 years. The balance can be carried forward indefinitely. No deferred tax asset in relation to these losses has been recognised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      No additional valuation allowance (2004: £10 million) has been made in the year.
      At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries, associates and joint ventures was £634 million (2004: £713 million). Calculation of the potential deferred tax liability has not been undertaken as the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. If the temporary differences were to reverse in the future, it is probable that the majority of the potential tax liability would be covered by tax credits in respect of tax paid locally.
      Certain deferred tax assets and liabilities have been offset in accordance with the Group’s accounting policy. The following is the analysis of the deferred tax balances (after offset) for balance sheet purposes.

	31 December	31 December
	2005	2004

	£m	£m
Deferred tax liabilities	(557)	(514)
Deferred tax assets	78	79

	(479)	(435)

		On
		Adoption
		of IAS 32			Other		Acquisition/
	31 December	and	1 January	Recognised	Balance Sheet	Recognised	Disposal of	31 December
	2004	IAS 39	2005	in Income	Movements	in Equity	Subsidiaries	2005

	£m	£m	£m	£m	£m	£m	£m	£m
Movement in temporary differences during the year
Property, plant and equipment	316	—	316	(10)	—	—	—	306
Dividends of overseas subsidiaries, associates and joint ventures	16	—	16	24	—	—	—	40
Other temporary differences	103	(3)	100	21	7	(46)	51	133

	435	(3)	432	35	7	(46)	51	479

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Other
	1 January	Recognised	Balance Sheet	Recognised in	Acquisition of	31 December
	2004	in Income	Movements	Equity	Subsidiaries	2004

	£m	£m	£m	£m	£m	£m
Movement in temporary differences during the year
Property, plant and equipment	194	9	8	—	105	316
Dividends of overseas subsidiaries, associates and joint ventures	16	—	—	—	—	16
Other temporary differences	21	—	(1)	(1)	84	103

	231	9	7	(1)	189	435

F-42.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23	Inventories

	31 December	31 December
	2005	2004

	£m	£m
Plant spares	22	17
Fuel inventories	37	40
Consumables	51	34

Total inventories	110	91

      Inventories with a carrying amount of £50 million (2004: £40 million) are subject to fixed and floating charges of project finance facilities at various power plant subsidiaries. These project finance facilities are non-recourse to International Power plc.

24	Trade and other receivables

	31 December	31 December
	2005	2004

	£m	£m
Trade and other receivables net of allowances for irrecoverable amounts
Trade receivables	163	106
Other receivables	108	69
Prepayments and accrued income	125	52

Total amounts falling due within one year	396	227

      The Directors consider that the carrying amount of trade and other receivables approximates to their fair value.

25	Derivative financial instruments

	31 December 2005

	Assets	Liabilities

	£m	£m
Interest rate swaps	1	26
Energy derivatives	267	661

	268	687

Current	268	496
Non-current	—	191

	268	687

      The Group utilises foreign currency exchange contracts to manage its foreign exchange rate exposures. As at 31 December 2005, the total notional value of these contracts was £6 million and the mark to market was £nil.
      The Group utilises interest rate swaps to manage its interest rate exposures by swapping an element of its borrowings from floating rates to fixed rates. As at 31 December 2005, the total notional value of interest rate swaps was £1,416 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26	Cash and cash equivalents
      Cash and cash equivalents comprise bank balances and cash held by the Group and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates to their fair value.

	31 December	31 December
	2005	2004

	£m	£m
Bank balances	245	154
Call deposits	375	411

Cash and cash equivalents in the cash flow statement	620	565

      The total cash and cash equivalents balance includes £71 million (2004: £102 million) of cash which is considered to be ’restricted’ as it is primarily to secure amounts required for debt payments and letter of credit expenses.

27	Loans and bonds

	31 December	31 December
	2005	2004

	£m	£m
a) Interest-bearing loans and bonds (current)
Current portion of secured bank loans	187	71
2% Convertible US dollar bonds 2005	—	29

Total interest-bearing loans and bonds	187	100

b) Interest-bearing loans and bonds (non-current)
Secured bank loans	2,721	2,525
Secured bonds	445	449
Preferred equity facility	173	154
3.75% Convertible US dollar bonds 2023	125	129

Total interest-bearing loans and bonds	3,464	3,257

Secured bank loans and secured bonds
      The bank loans and bonds are secured by fixed and floating charges over the assets of certain subsidiaries with a carrying amount of £2,842 million. Substantially all of the Group’s power stations, generating assets and other operating assets are financed under facilities which are non-recourse to International Power plc and secured solely on the assets of the subsidiary concerned.
Preferred equity facility
      The preferred equity facility comprises US$300 million in preference shares issued by Impala Magpie Limited to Mitsui Power Ventures Limited for the purposes of financing the acquisition of the EME portfolio.
      Impala Magpie Limited is a 70% owned subsidiary of International Power plc and Mitsui Power Ventures Limited is a wholly-owned subsidiary of Mitsui & Co of Japan. Mitsui Power Ventures Limited is International Power’s partner in IPM Eagle LLP, which is the owner of the assets formerly owned by Edison Mission Energy, and Saltend, which was acquired in July 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The preference shares entitle the holder to a preferred dividend coupon of US dollar LIBOR plus 2%. The preference shares are redeemable from 16 December 2008 and may also be redeemed if funds become available following the sale of certain assets.
      International Power (Impala) Limited, a wholly-owned subsidiary of International Power plc, has granted Mitsui Power Ventures Limited a put option to sell 70% of the Preference Shares it holds on the date of exercise. The put option is exercisable in certain circumstances, including where Impala Magpie Limited fails to redeem the Preference Shares on maturity.
      International Power plc has agreed to guarantee International Power (Impala) Limited’s obligations to Mitsui & Co of Japan and Mitsui Power Ventures Limited.
3.75% Convertible US dollar bonds 2023
      On 22 August 2003, International Power (Jersey) Limited, a wholly-owned subsidiary company incorporated in Jersey, issued US$252.5 million 3.75% convertible notes due 2023, convertible into preference shares of International Power (Jersey) Limited at the holder’s option, immediately exchangeable for Ordinary Shares of, and unconditionally guaranteed by, International Power plc.
      The notes are convertible into Ordinary Shares of International Power plc at a conversion price of 176p at any time up to 12 August 2023. Each US$1,000 principal amount of notes will entitle the holder to convert into a US$1,000 paid-up value of preference shares of International Power (Jersey) Limited. The notes may be redeemed at the holder’s option at their principal amount, together with accrued interest, to the date fixed for redemption.
      If the conversion option is not exercised, the convertible unsecured notes will be redeemed on 22 August 2023 at a redemption price equivalent to their principal amount.

	31 December	31 December
	2005	2004

	£m	£m
Nominal value of convertible US dollar bonds issued	144	129
Embedded derivative component	(30)	—

Liability component at date of issue	114	129
Interest charged	11	—

Liability component at 31 December	125	129

      The net proceeds received from the issue of the convertible bond have been split between the debt element and an embedded derivative component. This embedded derivative component represents the fair value of the option the Group had to cash settle any conversion option exercised by the bond holders. The embedded derivative is only recognised upon adoption of IAS 32 and IAS 39 as at 1 January 2005. The Group waived this cash settlement option on 17 January 2005, at which date the embedded derivative was transferred to reserves.
      The interest charged for the year is calculated by applying an effective interest rate of 3.62% to the liability component for the period since the convertible US dollar bond was issued. This is in addition to the coupon interest rate of 3.75% per annum.
      The Directors estimate the fair value of the liability component of the convertible US dollar bonds at 31 December 2005 to be approximately £125 million (2004: £115 million). This fair value has been determined by reference to the market price at 31 December 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28	Trade and other payables (current)

	31 December	31 December
	2005	2004

	£m	£m
Trade payables	118	114
Other payables	153	105
Accruals and deferred income	240	143

Total trade and other payables	511	362

      The Directors consider the carrying amount of trade and other payables approximates to their fair value.

29	Trade and other payables (non-current)

	31 December	31 December
	2005	2004

	£m	£m
Other payables	14	163
Loans from minority interests	81	7

Total trade and other payables	95	170

30	Provisions

	Retirement Benefit	Rationalisation and
	Obligations	Restructuring	Other	Total

	£m	£m	£m	£m
At 1 January 2005	29	8	27	64
Provisions made during the year	—	—	11	11
Provisions used during the year	(2)	(3)	(3)	(8)
Exchange differences	—	—	1	1

At 31 December 2005	27	5	36	68

      The majority of the rationalisation and restructuring provision relates to liabilities in respect of onerous property leases and employee-related compensation. Other provisions primarily comprise amounts provided for long service and annual leave liabilities and for mine site restoration. These liabilities are not expected to arise in the short-term. The Directors are uncertain as to the timing of when these provisions will be utilised.
31     Share capital

	Authorised Ordinary		Issued and Fully Paid
	Shares of 50p		Ordinary Shares of 50p

	Number	£m	Number	£m

At 1 January 2005	2,266,000,000	1,133	1,473,269,066	737
Issue of shares under the Sharesave Plan	—	—	858,892	—
Issue of shares under Executive Share Option Plan	—	—	608,679	—

At 31 December 2005	2,266,000,000	1,133	1,474,736,637	737

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Authorised Ordinary		Issued and Fully Paid
	Shares of 50p		Ordinary Shares of 50p

	Number	£m	Number	£m

At 1 January 2004	1,700,000,000	850	1,107,091,994	554
Increase in authorised share capital	566,000,000	283	—	—
Issue of shares	—	—	365,540,834	183
Issue of shares under the Sharesave Plan	—	—	33,077	—
Issue of shares under Executive Share Option Plan	—	—	603,161	—

At 31 December 2004	2,266,000,000	1,133	1,473,269,066	737

Rights Issue
      The Group’s Rights Issue closed on 14 September 2004. A total of 366 million Ordinary Shares were issued at 82 pence per share in a 33 for 100 Rights Issue. Of the total £286 million raised (net of £14 million expenses), £183 million was credited to share capital and £103 million to the share premium account.

Ordinary Shares
      Ordinary Shares rank equally between each other with regard to the right to receive dividends and also in a distribution of assets on the winding up of the Group.

Deferred shares
      The Group has 21 Deferred Shares of 1 pence each in issue. These shares were issued to ensure the demerger was effected as efficiently as possible. The holders of Deferred Shares have no rights to receive dividends or to attend or vote at any general meeting.

Unclassified share
      Further to the redemption of the Special Share in August 2000, the Group’s authorised share capital includes one unclassified share of £1.

Employee share schemes

a) Number of shares and exercise prices under Share Option Plans
      The Group operates the following employee share plans for which shares may be issued by the Group out of authorised but unissued share capital upon exercise of options: the UK Approved Sharesave Plans and the Global Sharesave Plans; the UK Approved and Unapproved Executive Share Option Plans; the Global Executive Share Option Plans; and the 2002 Performance Share Plan. The total number of options outstanding at the end of the year was as follows:

			Number of Ordinary Shares

			Year Ended	Year Ended
		Date	31 December	31 December
	Option Price Range	Exercisable	2005	2004

Sharesave Plans	70.33p - 178.06p	2004 - 2009	4,783,486	5,963,482
Executive Share Option Plans	62.32p - 343.73p	1998 - 2015	32,687,124	29,770,835
2002 Performance Share Plan	74.79p	2006 onwards	4,276,215	4,276,215

Total options outstanding			41,746,825	40,010,532

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Details of each Plan are set out on the following pages:

i) Sharesave Plans
      The UK Approved Sharesave Plan and the Global Sharesave Plan are savings related and enable employees in the UK and a number of other jurisdictions to invest up to a maximum of £250 (or foreign currency equivalent) per month for the purpose of acquiring shares in the Group. The option prices are fixed at a discount of 20% to the market value of the Group’s Ordinary Shares as at the date of grant of the option. Options are exercisable at the prices set out below. The option exercise period commences either three or five years after the option has been granted (determined at the time that the employee enters into the savings agreement) and if the options remain unexercised after a period of six months following the beginning of the option exercise period, the options expire. Except for certain specific circumstances (e.g. redundancy) options lapse if the employee leaves the Group before the option exercise period commences. Details of the share options outstanding at the end of the year are as follows:

		Number of Ordinary Shares

		Year Ended	Year Ended
Option	Date	31 December	31 December
Price	Exercisable	2005	2004

167.37p	2006	10,082	10,082
178.06p	2004	—	7,496
178.06p	2006	6,631	6,631
80.12p	2005	253,314	1,100,049
80.12p	2007	2,673,050	2,693,549
97.93p	2006	104,158	119,227
97.93p	2008	69,582	72,817
70.33p	2006	800,205	888,915
70.33p	2008	654,658	780,259
97.93p	2007	107,329	128,354
97.93p	2009	104,477	156,103

		4,783,486	5,963,482

      The number and weighted average exercise prices of Sharesave options are as follows:

	Year Ended 31 December 2005		Year Ended 31 December 2004

		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Ordinary Shares	Pence	Ordinary Shares	Pence

			(Restated for rights issue)
Options outstanding at beginning of the year	5,963,482	79.18	6,742,186	80.34
Exercised during the year	(858,892)	80.67	(33,077)	79.04
Expired during the year	(321,104)	79.45	(745,627)	89.67

Options outstanding at end of the year	4,783,486	78.90	5,963,482	79.18

Options exercisable at end of the year	253,314		7,496

      The weighted average share price at the date of exercise for Sharesave Plan share options exercised during the year was 240.43 pence (2004: 141.66 pence). The share options outstanding at the end of the year have exercise prices in a range from 70.33 pence to 178.06 pence as outlined in the table above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For these share options outstanding at the end of the year the weighted average remaining contractual life is 2.12 years (2004: 2.89 years).

ii) Executive Share Option Plans
      The UK Approved and Unapproved Executive Share Option Plans and the Global Executive Share Option Plans are discretionary employee share option plans. Options are granted to those employees selected to participate in the Plan at the discretion of the Directors of the Company. The exercise price of the options is fixed at the market value of the Company’s Ordinary Shares as at the date that the options are granted. The option exercise period is between the third and tenth anniversaries of the date of grant of the options and if the options are not exercised before the expiry of the tenth anniversary of the date of grant then the options lapse. Except for certain specific circumstances (e.g. redundancy) options lapse if the employee leaves the Group before the option exercise period commences or if the employee resigns from the Company.
      Details of the share options outstanding at the end of the year are as follows:

		Number of Ordinary Shares

		Year Ended	Year Ended
Option	Date	31 December	31 December
Price	Exercisable	2005	2004

272.55p	1998-2005	—	294,581
287.76p	1999-2006	416,298	489,158
343.73p	2000-2007	499,572	574,892
313.92p	2001-2008	712,903	776,425
277.55p	2003-2010	2,574,081	2,864,320
209.22p	2004-2011	1,612,812	2,044,424
193.19p	2004-2011	136,076	186,197
174.50p	2005-2012	3,673,817	4,050,234
62.32p	2006-2013	10,626,586	11,354,245
123.53p	2007-2014	6,845,144	7,136,359
179.25p	2008-2015	5,589,835	—

		32,687,124	29,770,835

      The number and weighted average exercise prices of share options are as follows:

	Year Ended 31 December 2005		Year Ended 31 December 2004

		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Ordinary Shares	Pence	Ordinary Shares	Pence

			(Restated for rights issue)
Options outstanding at beginning of the year	29,770,835	141.65	26,261,100	145.88
Granted during the year	5,589,835	179.25	6,393,750	123.53
Exercised during the year	(608,679)	142.02	(603,161)	62.32
Expired during the year	(2,064,867)	187.83	(2,280,854)	160.54

Options outstanding at end of the year	32,687,124	145.14	29,770,835	141.65

Options exercisable at the end of the year	9,625,559		7,229,997

      The weighted average share price at the date of exercise for Executive Share Options exercised during the year was 232.62 pence (2004: 136.01 pence). The share options outstanding at the end of the year have exercise prices in a range from 62.32 pence to 343.73 pence as outlined in the table above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For these share options outstanding at the end of the year the weighted average remaining contractual life is 7.1 years (2004: 7.6 years).

iii) 2002 Performance Share Plan
      Under this Plan, Directors and certain senior managers of the Group are awarded conditional awards over Ordinary Shares in the Group. These conditional awards may vest three years after the awards have been made subject to the satisfactory performance of a performance condition (determined at the time that the conditional awards are made). In 2003 the Group granted to the Trustee of the International Power Employee Share Ownership Trust an option to acquire 3,807,057 Ordinary Shares in the Group at an option price of 84 pence per share. Following the Rights Issue in 2004, the number of shares under option was increased to 4,276,215 and the option exercise price was adjusted to 74.79 pence per share. This option can only be exercised to the extent required to satisfy conditional awards made under the Performance Share Plan. These conditional awards can only vest after the end of the relevant performance period and only to the extent to which the performance conditions have been satisfied.
      The above option of 4,276,215 on the Ordinary Shares remained outstanding and unexercised at 31 December 2003, 2004 and 2005 at an exercise price of 74.79 pence per share.
      The life of this option is open-ended. It is anticipated that this share option will be utilised to satisfy the release of awards made under the 2002 Performance Share Plan from 2006 onwards. Assuming full vesting of the awards made as at 31 December 2005, it is estimated that this option will have been fully exercised by the end of 2008.

b) Fair value of options under Share Option Plans

i) Sharesave Plans
      No savings related options were awarded during the current or prior year.

ii) Executive Share Options Plans
      The estimated fair value of the options granted during the year was 47 pence (2004: 32 pence).
      These fair values were calculated using the Black-Scholes option pricing model. The inputs into the model were as follows:

	2005		2004

Weighted average share price	179	p	124	p
Weighted average exercise price	179	p	124	p
Expected volatility	30%		30%
Expected life	4 years		4 years
Risk-free rate	4.84%		4.55%
Expected dividend yield	1.94%		1.94%
      Expected volatility was determined by calculating the historical volatility of the Company’s share price over the previous six years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

iii) 2002 Performance Share Plan
      No performance share plan options were granted during the current or prior year.

c) Managers’ share bonus arrangements
      During 2004, 571,710 shares in International Power were acquired in respect of a project incentive arrangement for staff (excluding Executive Directors) for a consideration of £887,497. These shares have been placed in an Employee Share Ownership Trust. No additional purchases were made during 2005 in respect of this plan.

d) Employee Share Ownership Trust
      A number of International Power plc Ordinary Shares are held in Employee Share Ownership Trusts (ESOTs). These shares are held by the ESOTs to meet awards made under the Group’s 2002 Performance Share Plan and the Bonus Share Retention Plan. At 31 December 2005, the ESOTs held a total of 2,081,573 International Power plc Ordinary Shares (2004: 3,398,444). At 31 December 2005 the market value of these shares was £4,985,367 (2004: £5,191,123). The maximum number of shares required to meet all outstanding awards (assuming full vesting of those awards) as at 31 December 2005 was 7,522,005 (2004: 7,772,077).
32     Share capital and reserves

	Attributable to Equity Holders of the Parent

		Share	Capital
	Share	Premium	Redemption	Capital	Hedging	Translation	Retained	Total
	Capital	Reserve	Reserve	Reserve	Reserve	Reserve	Earnings	Equity

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2005 (as previously stated)	737	392	145	422	—	(39)	176	1,833
Effect of adoption of IAS 32 and IAS 39	—	—	—	—	(12)	—	(20)	(32)

At 1 January 2005 (restated)	737	392	145	422	(12)	(39)	156	1,801
Profit for the year	—	—	—	—	—	—	285	285
Other recognised income and expenses relating to the year (net)	—	—	—	—	(106)	88	—	(18)
Recognition of equity component in 3.75% convertible US dollar bond	—	—	—	—	—	—	50	50
Issue of shares	—	2	—	—	—	—	—	2
Dividends	—	—	—	—	—	—	(37)	(37)
Other movements	—	—	—	—	—	—	9	9

At 31 December 2005	737	394	145	422	(118)	49	463	2,092

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Attributable to Equity Holders of the Parent

		Share	Capital
	Share	Premium	Redemption	Capital	Hedging	Translation	Retained	Total
	Capital	Reserve	Reserve	Reserve	Reserve	Reserve	Earnings	Equity

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2004	554	289	145	422	—	—	76	1,486
Profit for the year	—	—	—	—	—	—	98	98
Other recognised income and expenses relating to the year (net)	—	—	—	—	—	(39)	—	(39)
Rights issue	183	103	—	—	—	—	—	286
Other movements	—	—	—	—	—	—	2	2

At 31 December 2004	737	392	145	422	—	(39)	176	1,833

      The share capital represents the authorised Ordinary Shares in the Company issued at par which carry a right to participate in the distribution of dividends or capital of the Company.
      The share premium account represents the difference between the issue price and the nominal value of shares issued.
      The capital redemption reserve was created in March 1995 when the Company purchased and then cancelled approximately 98 million of its Ordinary Shares in conjunction with HM Treasury’s sale of its remaining 40% shareholding in the Company. The reserve was subsequently increased in the years ended 31 March 1996, 31 March 2000 and 31 December 2003 when further share purchases were made and these shares were cancelled. The capital redemption reserve is not distributable.
      The capital reserve was vested in the Company at 31 March 1990 under the Transfer Scheme whereby the net assets of the Central Electricity Generating Board (CEGB) were divided among the CEGB successor companies. It is not distributable.
      The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities that hedge the Company’s net investment in foreign subsidiaries.
      The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.
      On 17 January 2005, the Group waived its option to cash settle the conversion option of the US dollar bond. This election transferred the embedded derivative to reserves recognising the mark to market balance as an equity component of the bond.
      £124 million (2004: £124 million) of the Group’s retained earnings is not distributable as it arose from unrealised gains on intra-group transfers.
      Set off against retained earnings at 31 December 2005 are treasury shares of £1 million (2004: £3 million).
33     Acquisitions and disposals

Year ended 31 December 2005

a) Turbogás
      On 26 January 2005 the Company completed the purchase of an additional 5% in Turbogás, a 990 MW CCGT power station in Portugal, from Koch Transporttechnik. Following the acquisition of a 75% stake on 4 November 2004, the date from which the results of Turbogás have been consolidated using the acquisition method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On 16 March 2005 the Company sold a 20% stake in Turbogás to EdP pursuant to an option agreement. This transaction leaves the Company with a 60% interest in Turbogás.
      The investment has been accounted for as a subsidiary throughout 2005.

b) Tri Energy Company Limited
      On 3 February 2005 IPM Eagle LLP, a 70% subsidiary of International Power plc, acquired a temporary 25% interest in Tri Energy Company Limited from Edison Mission Energy. Tri Energy is a 700 MW gas powered plant in Thailand. Pursuant to a call option agreement of the same date, on 9 March 2005 this stake was sold, 50% each, to Ratchaburi Gas Company Limited and Texaco Thailand Energy Company I. The investment was accounted for as an asset available for sale.

c) Uch Power Limited
      On 9 February 2005 the Company completed the purchase from E.ON UK plc of a 40% stake in Uch Power Limited, the owner of a 586 MW gas fired plant in Pakistan. The investment has been accounted for as an associate since its acquisition.

d) Italian Wind
      A 50% interest in Italian Wind was acquired by IPM Eagle LLP as part of the Edison Mission Energy portfolio on 17 December 2004. The owner of the other 50% of the project exercised its contractual right of first refusal to acquire the stake and a sale was completed on 31 March 2005. The investment was accounted for as an asset available for sale.

e) EnergyAustralia
      On 7 July 2005 International Power Australia, a wholly owned subsidiary of International Power plc, completed the retail partnership agreement with EnergyAustralia. The consideration was A$60 million (£25 million) for a 50% share of the partnership, which is accounted for as a joint venture.

f) Saltend
      On 28 July 2005 IPM Eagle LLP completed the purchase of 100% of the issued share capital of Saltend Cogeneration Company Limited and Saltend Operations Company Limited, the owner and operator respectively of a 1,200 MW CCGT power plant in Hull, from Calpine Corporation, for a total consideration of £495 million. The results of the two companies have been consolidated as subsidiaries from this date using the acquisition method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The details of the transaction, results and provisional fair value adjustments arising from the change in ownership are shown below:

	Acquiree’s		Fair
	Carrying	Fair Value	Value to
	Amount	Adjustments	the Group

	£m	£m	£m
Intangible assets	—	234	234
Property, plant and equipment	342	23	365
Inventories	3	—	3
Trade and other receivables (current)	29	—	29
Cash and cash equivalents	27	—	27
Trade and other payables (current)	(27)	(82)	(109)
Other payables (non-current)	(1)	—	(1)
Deferred tax liabilities	—	(53)	(53)

Total assets acquired	373	122	495

Consideration (including acquisition costs)			495
Amount owed by Calpine			5

			500

Satisfied by:
Cash consideration paid			500
Cash and cash equivalents acquired			(27)

Net cash outflow to the Group			473

      In the period from 28 July 2005 to 31 December 2005, Saltend contributed £187 million to revenue and £50 million to the Group’s profit from operations. It also contributed £75 million to the Group’s net operating cash flows and paid £7 million in respect of net finance costs.
      The fair value adjustments are made to reflect the fair value of the net assets acquired and principally represent the recognition of the fair value of various contracts (included as intangible assets), the recognition of the plant at fair value and the recognition of out of the money power contracts. No goodwill arises on the acquisition. The fair values are considered provisional due to uncertainties arising from the vendor’s Chapter 11 filing under the US Bankruptcy Code.
      It is not possible to state what the impact on Group revenues and profit for the year would have been had the acquisition been completed on 1 January 2005 due to the difficulty in ascertaining what the valuation of the intangible assets and derivative liabilities and their corresponding amortisation profiles would have been at that time.

g) Valley Power
      On 17 October 2005 IPM Eagle LLP completed the disposal of Valley Power Pty Ltd, the owner of a 300 MW peaking plant in Victoria, Australia, to Snowy Hydro Ltd. IPM acquired its interest in Valley Power as part of the acquisition of the international generation portfolio of Edison Mission Energy in December 2004. The divestment has been carried out as per an agreement with the Australian Competition and Consumer Commission (ACCC) reached at the time of the Edison Mission Energy acquisition. Valley Power was consolidated as a subsidiary in 2004 and 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The details of the transaction and carrying amount of net assets are shown below:

£m

Total assets	88
Total liabilities	(15)

Net assets disposed	73

Satisfied by:
Cash consideration	73

h) Pego
      On 13 December 2005 the Company acquired an additional 5% shareholding in the 600 MW Pego power plant and associated companies from EdF, increasing the Company’s ownership to 50%.

i) Acquisition of subsidiaries net of cash and cash equivalents acquired
      In addition to the net cash outflow to the Group of £473 million on the acquisition of Saltend, the £13 million cash consideration for the EME acquisition, not paid at 31 December 2004, was paid during 2005. Another £8 million was also spent on acquiring a further 5% of Turbogás. These combined purchases brought the total net cash and cash equivalents spent on the acquisition of subsidiaries to £494 million for the year.

j) Acquisition of investments in joint ventures and associates
      The following net assets in joint ventures and associates were acquired during the year.

Year Ended
31 December
2005
£m
Net assets acquired	58

Satisfied by:
Consideration	58
Cash consideration not yet paid at the balance sheet date	(8)
Net cash outflow to the Group	50

k) Proceeds from disposal of investments
      The following investments were disposed of during the year.

Year Ended
31 December
2005

£m
Net assets disposed	(131)
Profit on disposal	(7)

(138)

Satisfied by:
Net cash inflow to the Group — cash consideration received at the balance sheet date	(138)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

l) Fair value hindsight adjustments — acquisitions during 2004
      The fair value of certain assets and liabilities associated with the purchase of Loy Yang B in Australia have been revised. This is due to the finalisation of the valuation of the long-term hedge agreement between Loy Yang B and the Victorian Government. The provision associated with this ’out of the money’ contract has been increased by A$94 million (£38 million) from A$273 million (£111 million) to A$367 million (£149 million). An equal offsetting adjustment of A$94 million (£38 million) has been made to increase the fair value of the plant on acquisition. Corresponding deferred tax adjustments also net off such that there is no impact on goodwill or the fair value of total net assets acquired at Loy Yang B.
      In addition, the fair value of certain acquired cap contracts, in relation to Valley Power and Loy Yang B, has been revised which has increased liabilities with a corresponding increase to the fair value of the plants on acquisition. The corresponding deferred tax adjustments also net off such that there is no impact on goodwill or the fair value of total net assets acquired at Loy Yang B and Valley Power.
      Deferred tax adjustments have also been made to reflect the rebasing of the Loy Yang B assets for tax purposes with effect from 1 January 2004 as a consequence of entering into the new tax consolidation regime in Australia.

34	Net debt

Analysis of net debt

		On Adoption of			Other
	31 December	IAS 32 and	1 January	Exchange	Non-Cash	Cash	31 December
	2004	IAS 39	2005	Differences	Movements	Flow	2005

	£m	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	565	—	565	18	—	37	620
Assets held for trading	47	—	47	2	3	—	52

	612	—	612	20	3	37	672

Debt financing
Loans due within one year	(71)	—	(71)	—	(73)	(43)	(187)
Loans due after more than one year	(2,525)	22	(2,503)	(145)	63	(136)	(2,721)
Preferred equity facility	(154)	—	(154)	(18)	(1)	—	(173)
Convertible bonds	(158)	22	(136)	(17)	(3)	31	(125)
Secured bonds	(449)	—	(449)	—	4	—	(445)

Total debt financing	(3,357)	44	(3,313)	(180)	(10)	(148)	(3,651)

Net debt	(2,745)	44	(2,701)	(160)	(7)	(111)	(2,979)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			On Acquisitions
			of Subsidiaries	Other
	1 January	Exchange	(Excluding	Non-Cash	Cash	31 December
	2004	Differences	Cash)	Movements	Flow	2004

	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	696	(10)	—	—	(121)	565
Assets held for trading	47	—	—	—	—	47

	743	(10)	—	—	(121)	612

Debt financing
Loans due within one year	(531)	34	(39)	466	(1)	(71)
Loans due after more than one year	(704)	(5)	(887)	(437)	(492)	(2,525)
Preferred equity facility	—	—	—	—	(154)	(154)
Convertible bonds	(200)	13	—	(1)	30	(158)
Secured bonds	—	—	(449)	—	—	(449)

Total debt financing	(1,435)	42	(1,375)	28	(617)	(3,357)

Net debt	(692)	32	(1,375)	28	(738)	(2,745)

35	Financial instruments — 2005
      In accordance with IFRS 1, the Group has taken the exemption from the requirement to restate comparative information for IAS 32 and IAS 39. Accordingly the financial instruments disclosure presented in this note on the basis of IAS 32 and IAS 39 is only for 2005. The UK GAAP FRS 13 disclosures for 2004 are shown in note 36.

a) Treasury policy
      Treasury policy seeks to ensure that adequate financial resources are available for the development of the Group’s business whilst managing its currency, interest rate and counterparty credit risks. The Group’s treasury policy is not to engage in speculative transactions. Group treasury acts within clearly defined guidelines that are approved by the Board.

b) Risk identification and management
      There is a continuous process for identifying, evaluating and managing the key risks faced by the Group. Activities are co-ordinated by the Risk Committee, which is chaired by the CFO, and has responsibility, on behalf of the Board, for ensuring the adequacy of systems for identifying and assessing significant risks, that appropriate control systems and other mitigating actions are in place, and that residual exposures are consistent with the Group’s strategy and objectives. Assessments are conducted for all material entities.

c) Interest rate risk and hedge accounting
      The Group’s policy is to fix interest rates for a significant portion of the debt, 61% as at 31 December 2005 using forward rate or interest rate swap agreements. Significant interest rate management programmes and instruments require the specific approval of the Board. The weighted average interest rate of fixed rate debt was 7%. Where project finance is utilised, our policy is to align the maturity of the debt with the contractual terms of the customer offtake agreement. The Group accounts for interest rate swaps as cash flow hedges where the forecast transaction is highly probable and the hedge is assessed as effective.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effective interest rates and repricing analysis
      The following is a table illustrating the effective interest rates of interest earning financial assets and interest bearing financial liabilities at 31 December 2005 and the period in which they reprice:

	31 December 2005

	Effective		Less Than					More Than
	Interest Rate	Total	12 Months	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5 Years

		£m	£m	£m	£m	£m	£m	£m
Financial assets
Finance lease receivable:
Euro	7.9%	460	12	12	14	15	16	391
Assets held for trading:
Australian dollars	5.5%	52	52	—	—	—	—	—
Cash and cash equivalents:
Australian dollars	5.4%	109	109	—	—	—	—	—
Czech koruna	1.9%	4	4	—	—	—	—	—
Euro	2.4%	55	55	—	—	—	—	—
Sterling	4.5%	331	331	—	—	—	—	—
US dollars	4.3%	109	109	—	—	—	—	—
Other currencies	3.2%	12	12	—	—	—	—	—

Total financial assets		1,132	684	12	14	15	16	391

Financial liabilities
Secured bank loans:
Australian dollars	6.7%	1,108	40	41	80	71	46	830
Effect of interest rate swap	0.7%	(701)	(17)	(160)	(169)	(71)	(266)	(18)
Czech koruna	2.8%	55	8	47	—	—	—	—
Effect of interest rate swap	0.8%	(40)	—	(40)	—	—	—	—
Euro	4.8%	371	21	22	24	23	27	254
Effect of interest rate swap	0.4%	(43)	(5)	(5)	(8)	(21)	(4)	—
Sterling	6.8%	335	85	17	15	22	17	179
Effect of interest rate swap	(0.3)%	(192)	(19)	(12)	(10)	(15)	(136)	—
US dollars	7.2%	1,013	31	33	37	31	540	341
Effect of interest rate swap	0.2%	(440)	56	(23)	(24)	(200)	(17)	(232)
Other currencies	7.7%	26	2	2	2	3	3	14

Sub total secured bank loans	6.6%	2,908	187	162	158	150	633	1,618

Sub total of effect of interest rate swaps	0.4%	(1,416)	15	(240)	(211)	(307)	(423)	(250)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	31 December 2005

	Effective		Less Than					More Than
	Interest Rate	Total	12 Months	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5 Years

		£m	£m	£m	£m	£m	£m	£m
Preferred equity:
US dollars	7.2%	173	—	—	173	—	—	—
Convertible bond(1):
US dollars	7.4%	125	—	—	—	—	—	125
Secured bonds:
Sterling	8.3%	445	—	—	—	—	—	445
Loans from minority interests:
US dollars	8.0%	81	—	21	—	—	60	—

Total financial liabilities		3,732	187	183	331	150	693	2,188

(1)	The effective interest rate for the convertible bond represents the liability element and the equity component (refer to note 27 for further details).
      The effect of interest rate swaps refers to the annual movements in the principal amount of the interest rate swap, and are included in the above table to identify to which financial liability they relate. They are not included within total financial liabilities shown above as they are recognised as derivative financial instruments in the balance sheet.
      The effect of the Group interest rate swaps effectively replaced £701 million of floating rate Australian dollar borrowings, £440 million of floating rate US dollar borrowings, £192 million of floating rate sterling borrowings, £40 million of floating rate Czech koruna borrowings and £43 million of floating rate euro borrowings with fixed rate borrowings.
      Management estimates that a one percentage point increase in interest rates would have the effect of decreasing the Group’s profit before tax by approximately £8 million.
      The floating rate financial liabilities comprise bank borrowings bearing interest rates fixed in advance for various time periods up to 12 months by reference to LIBOR for that time period.

d) Energy trading risk, energy market risk and hedge accounting
      The Group hedges exposures that arise from the ownership and operation of power plants and related sales of electricity and purchases of natural gas, and utilises derivatives to optimise the return achieved from these assets. The Group enters into derivative commodity financial instruments to convert floating or indexed electricity and gas prices to fixed prices in order to lessen its vulnerability to reductions in electricity prices for the electricity it generates and to increases in gas prices for the fuel it consumes in its power plants. Commodity derivative financial instruments also provide a way to meet customers’ pricing requirements while achieving a price structure consistent with the Group’s overall pricing strategy.
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
      The Group accounts for certain energy sales and fuel purchases as cash flow hedges where the forecast transaction is highly probable and the hedge is assessed as effective.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e) Currency exposures

Currency translation exposure
      The results of the Group’s foreign operations are translated into sterling at the average exchange rates for the period concerned. The balance sheets of foreign operations are translated into sterling at the closing exchange rates. In order to hedge the net assets of foreign operations, borrowings are generally in the same currency as the underlying investment. The Group aims to hedge a reasonable proportion of its non-sterling assets in this way. It is our policy not to hedge currency translation through foreign exchange contracts or currency swaps.

Currency transaction exposure
      This arises where a business unit makes sales and purchases in a currency other than its functional currency. Transaction exposure also arises on the remittance from overseas of dividends or surplus funds. The Group’s policy is to match transaction exposure where possible, and hedge remaining transactions as soon as they are committed, by using foreign currency contracts and similar instruments.
      Currency exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations.
      Management estimates that a one percentage point weakening of sterling against all currencies would reduce the Group’s profit before tax by approximately £3 million.

f) Borrowing facilities
      The Group has substantial borrowing facilities available to it. The undrawn committed facilities available at 31 December 2005 in respect of which all conditions precedent have been met at that date amount to £441 million.

	Year Ended 31 December 2005

	Facility	Undrawn	Available

	£m	£m	£m
US$640 million Corporate revolving credit facility (June 2008)(1)	373	142	142
US$110 million ANP Funding 1 revolving credit facility (May 2010)(2)	64	34	34
US$488 million Tihama term facility (December 2021)	284	72	72
A$92 million Canunda facility (December 2014)	39	12	12
CZK1,000 million IPO revolving credit facility (May 2007)	24	20	20
£60 million Corporate working capital facility (January 2006)(3)	60	60	60
£94 million Corporate letter of credit facilities(4)	94	1	1
£153 million Subsidiary facilities in various currencies	153	100	100

Total	1,091	441	441

(1)	The drawn element of the US$640 million Corporate revolving credit facility relates to letters of credit issued of £181 million and £50 million of cash drawings.

(2)	This facility includes a US$50 million supported and US$60 million unsupported working capital credit facility with capacity to issue letters of credit. At 31 December 2005, £8 million and £22 million of letters of credit had been drawn from each of these facilities respectively.

(3)	This facility could have been utilised to draw cash and issue letters of credit in relation to merchant trading support. It was not renewed when it expired in January 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	These facilities can be utilised to issue letters of credit. At 31 December 2005, £93 million of letters of credit had been drawn from these facilities and £28 million of cash and cash equivalents was used as collateral in relation to these facilities.
      Uncommitted facilities available at 31 December 2005 were:

	Year Ended
	31 December 2005

	Total	Drawn	Undrawn

	£m	£m	£m
Facility
Bank borrowing and overdraft facilities	36	18	18
£11 million Subsidiary facilities in various currencies	11	2	9

	47	20	27

      Bank borrowing facilities are normally reaffirmed by the banks annually although they can theoretically be withdrawn at any time.

g) Fair values of financial assets and liabilities
      Set out below is a comparison by category of the carrying amounts and fair values of all the Group’s financial assets and liabilities as at 31 December 2005:

	31 December 2005

	Carrying	Fair
	Amount	Value

	£m	£m
Financial assets
Other investments	4	4
Finance lease receivables	460	460
Other long-term receivables from joint ventures and associates	30	30
Trade receivables (current)	163	163
Other receivables (current)	108	108
Derivative financial instruments	268	268
Assets held for trading	52	52
Cash and cash equivalents	620	620

Total financial assets	1,705	1,705

Financial liabilities
Trade payables (current)	118	118
Other payables (current)	153	153
Derivative financial instruments	687	687
Secured bank loans	2,908	2,928
Preferred equity facility	173	173
Convertible bonds	125	125
Secured bonds	445	480
Loans from minority interests	81	81

Total financial liabilities	4,690	4,745

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The methods and assumptions used to estimate fair values of financial assets and liabilities are as follows:

(i) Other investments comprise equity held in privately owned, unquoted companies and therefore fair value cannot be reliably measured. The fair value has thus been based on the cost amount.

(ii) The fair value of finance lease receivables and other long-term receivables have been estimated by discounting estimated cash flows.

(iii) Trade and other receivables (current) and trade and other payables (current) are stated at fair value, set equal to book value, because of their short maturity.

(iv) Assets held for trading have been estimated using quoted market prices and discounted cash flows.

(v) The fair value of the Group’s forward exchange contracts, foreign currency swaps and foreign currency options have been calculated using market rates in effect at the balance sheet date.

(vi) The fair value of energy derivatives is measured using discounted cash flows and other similar quantification techniques. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and pricing models.

(vii) All loans and bonds have been calculated using market prices where available or the net present value of future cash flows arising.

h) Hedges
      The Group’s policy is to hedge the following exposures:

(i) Interest rate risk — using interest rate swaps, options and forward rate agreements.

(ii) Structural and transactional currency exposures — using currency borrowings, forward foreign currency contracts, currency options and swaps.

(iii) Currency exposures on future expected sales — using currency swaps, forward foreign currency contracts, currency options and swaps.

(iv) Energy price fluctuations — using physical hedges through the operation of energy supply and trading activities together with financial products.
      The hedging of structural currency exposures associated with foreign currency net investments is recognised in the consolidated balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

i) Cash flow hedging reserve movements
      The following shows the cash flow hedging reserve balance at 31 December 2005 and the periods in which the cash flows are expected to occur:

	Interest	Energy
	Rate Swaps	Derivatives	Total

	£m	£m	£m
Unrecognised losses at 31 December 2005	(15)	(103)	(118)

Cash flows expected during
2006	(2)	(67)	(69)
2007	(1)	(27)	(28)
2008	(1)	(10)	(11)
2009	(1)	1	—
2010 onwards	(10)	—	(10)

	(15)	(103)	(118)

      Gains and losses recognised in the hedging reserves during the year were as follows:

	Interest	Energy
	Rate Swaps	Derivatives	Total

	£m	£m	£m
Gains and (losses) recognised in the hedging reserve on adoption of IAS 32 and IAS 39 at 1 January 2005	(20)	8	(12)
Gains and (losses) arising in previous years that were recognised during the year	(2)	(7)	(9)
Amount removed from equity and included with a non-financial item	5	—	5
Amount recognised in equity	2	(104)	(102)

	(15)	(103)	(118)

j) Hedge of a net investment
      A foreign currency exposure arises from net investments in Group entities whose functional currency differs from the Group’s presentation currency. The risk is defined as the risk of fluctuation in spot rates between the functional currency of the net investments and the Group’s presentation currency. This will cause the amount of the net investment to vary.
      In the absence of hedge accounting the foreign exchange gains and losses on retranslating the net assets of the foreign operation would be taken to reserves, whilst those on the loan would be recognised in the income statement. This creates a mismatch in foreign currency translation. When net investment hedging is applied, this mismatch is eliminated.
      The Group, as part of its hedging strategy, has therefore chosen to borrow some debt denominated in foreign currencies in order to hedge the net investments in certain assets within its portfolio. As the hedging instrument is foreign currency borrowings rather than a derivative, no fair value for this instrument is included within the fair value of derivatives disclosed on the balance sheet.

k) Counterparty credit risk
      The Group’s policy is to manage its credit exposure to trading and financial counterparties within clearly defined limits. Energy trading activities are strictly monitored and controlled through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures in each of our

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
key regions. Counterparty exposure via customer offtake agreements is monitored and managed by the local asset team with assistance from Group treasury where appropriate. In addition, Group treasury manages the Group-wide counterparty credit exposure on a consolidated basis for financial counterparties, with the active and close involvement of the global risk manager. Financial counterparty credit exposure is limited to relationship banks and commercial paper with strong investment grade credit ratings.
      We are exposed to credit-related losses in the event that counterparties to traded contracts and financial instruments do not perform according to the terms of the contract or instrument. This is mitigated by the fact that for the majority of the Group’s commodity trading arrangements there is a legally enforceable right of set-off that reduces the credit exposure of the Group in the event of counterparty default.
      Where possible the Group will also enter into master netting agreements that further serve to mitigate its credit exposure.
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
      The immediate credit exposure of financial instruments is represented by those financial instruments that have a net positive fair value by counterparty at 31 December 2005. At 31 December 2005, the exposures for interest rate swaps, currency swaps and forward exchange contracts were not considered to be material. Contracts for differences also involve a degree of credit risk. This risk is controlled by appropriate authorisation and monitoring procedures.
36     Financial instruments — 2004
      As stated in note 35, the Group has taken the exemption from the requirement to restate comparative information for IAS 32 and IAS 39. Accordingly the financial instruments disclosure presented in note 35 on the basis of IAS 32 and IAS 39 is only for 2005.
      The following 2004 disclosures are provided in accordance with FRS 13 (Derivatives and Other Financial Instruments). Financial instruments comprise net debt (refer to note 34) together with other instruments deemed to be financial instruments including non-current receivables, payables and provisions. For consistency of presentation with the consolidated balance sheet presented under IFRS the description of items included within this note mirrors the headings used under IFRS rather than UK GAAP.

Policies
      Treasury policy seeks to ensure that adequate financial resources are available for the development of the Group’s business whilst managing its currency, interest rate and counterparty credit risks. The Group’s treasury policy is not to engage in speculative transactions. Group treasury acts within clearly defined guidelines that are approved by the Board.

a) Short-term receivables and payables
      Current asset receivables and payables have been excluded from all the following disclosures other than the currency risk disclosures as relevant. The fair value of current asset receivables and payables approximates to the carrying amount because of their short maturity. In accordance with FRS 13, deferred tax has been excluded from the following disclosures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b) Interest rate risk
      The Group’s policy in 2004 was the same as outlined for 2005 in note 35.

Interest rate risk profile of financial liabilities
      The interest rate profile of the financial liabilities of the Group at 31 December 2004 was:

	31 December 2004

		Floating Rate	Fixed Rate
	Total Financial	Financial	Financial
	Liabilities	Liabilities	Liabilities

	£m	£m	£m
Currency
Sterling	545	25	520
US dollar	1,171	706	465
Australian dollar	1,370	678	692
Euro	424	388	36
Czech koruna	52	12	40
Others	15	1	14

Total	3,577	1,810	1,767

      All the Group’s current liabilities (other than loans and bonds) are excluded from the above table either due to the exclusion of short-term items or because they do not meet the definition of financial liabilities. There are no material financial liabilities on which interest is not paid.
      The effect of the Group interest rate swaps was to classify £692 million of floating rate Australian dollar borrowings, £103 million of floating rate US dollar borrowings, £71 million of floating rate sterling borrowings, £40 million of floating rate Czech koruna borrowings and £36 million of floating rate euro borrowings all at fixed rate in the above table.
      In addition to the above, the Group’s provisions are considered to be floating rate financial liabilities as, in establishing the provisions, the cash flows have been discounted.
      The floating rate financial liabilities comprise bank loans bearing interest rates fixed in advance for various time periods up to 12 months by reference to LIBOR for that time period. The figures in the following tables take into account interest rate and currency swaps used to manage the interest rate and currency profile of financial liabilities and financial assets.

	31 December 2004
	Fixed Rate Financial Liabilities

	Weighted Average	Weighted Average Period
	Interest Rate	for Which Rate is Fixed

	%	Years
Currency
Sterling	8.74	15
US dollar	5.82	11
Australian dollar	7.92	4
Euro	6.82	3
Czech koruna	3.98	2
Others	7.25	2

Weighted average	7.49	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c) Interest rate risk profile of financial assets
      The Group had the following financial assets at 31 December 2004:

	31 December 2004

		Floating Rate	Fixed Rate
	Total	Financial Assets	Financial Assets

	£m	£m	£m
Currency
Sterling	246	246	—
US dollar	139	139	—
Australian dollar	212	202	10
Euro	578	104	474
Czech koruna	4	4	—
Others	18	18	—

Total	1,197	713	484

      Cash deposits comprise deposits placed in money market funds, and a variety of investments with maturities up to three months. All investments are in publicly quoted shares or treasury instruments. Letters of credit totalling £97 million were supported on a cash collateral basis at 31 December 2004.
      The previous table includes finance lease receivables which are analysed as follows:

	31 December 2004
	Fixed Rate Financial Assets

	Weighted Average	Weighted Average Period
	Interest Rate	for Which Rate is Fixed

	%	Years
Currency
Australian dollar	7.15	3
Euro	7.89	14

Weighted average	7.87	14

d) Currency exposures
      These policies in 2004 were the same as outlined for 2005 in note 35. The currency exposures in 2004 were not considered to be material.

e) Maturity of financial liabilities
      The maturity profile of our financial liabilities, other than current trade and other payables, was as follows:

31 December
2004

£m
In one year or less, or on demand	100
In more than one year but not more than two years	113
In more than two years but not more than five years	622
In more than five years	2,742

Total	3,577

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

f) Borrowing facilities
      The Group has substantial borrowing facilities available to it. The committed facilities available at 31 December 2004 in respect of which all conditions precedent have been met at that date amount to £700 million.

	31 December 2004

	Facility	Undrawn	Available

	£m	£m	£m
US$450 million Corporate revolving credit facility (October 2006)(1)	234	78	78
US$50 million ANP Funding 1 revolving credit facility (May 2010)	26	18	18
CZK1,000 million IPO revolving credit facility (May 2007)	23	20	20
US$488 million Tihama term facility (December 2021)	254	181	181
A$92 million Canunda facility (December 2014)	38	12	12
£30 million Corporate letter of credit facility(2)	30	11	11
£95 million Subsidiary facilities in various currencies	95	66	66

Total	700	386	386

(1)	The drawn element of the US$450 million Corporate revolving credit facility relates to letters of credit issued.

(2)	These facilities include a £30 million letter of credit facility which becomes committed for any letters of credit that have been drawn. At 31 December 2004, £19 million of letters of credit had been drawn from this facility.
      Uncommitted facilities available at 31 December 2004 were:

	31 December 2004

	Total	Drawn	Undrawn

	£m	£m	£m
Facility
Bank borrowing and overdraft facilities	22	—	22
ANP Funding 1 working capital facility	31	—	31
£13 million Subsidiary facilities in various currencies	13	3	10

	66	3	63

      Bank borrowing facilities are normally reaffirmed by the banks annually although they can theoretically be withdrawn at any time.

g) Fair values of financial assets and liabilities
      Set out below is a comparison by category of carrying amounts and fair values of all the Group’s financial assets and liabilities as at 31 December 2004:

	31 December 2004

	Carrying	Fair
	Amount	Value

	£m	£m
Primary financial instruments held or issued to finance the Group’s operations
Financial assets	1,197	1,197
Current liability loans and bonds	(100)	(100)
Non-current liabilities excluding deferred tax	(3,477)	(3,508)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In addition to the above, the Group holds energy derivatives for trading purposes with a carrying amount and fair value of £3 million (gross gain of £37 million, gross loss of £34 million).
      Financial assets in the above table comprise finance lease receivables, other long-term receivables, assets held for trading and cash and cash equivalents. Finance lease receivables and other long-term receivables have been estimated by discounting estimated cash flows. The carrying amount of assets held for trading and cash and cash equivalents approximates to fair value because of their short maturity.
      The methods and assumptions used to estimate fair values of financial instruments are as follows:

(i) Current asset trade and other receivables and current liability trade and other payables are excluded from the above table. Their carrying amounts approximate to fair value because of their short maturity.

(ii) The fair value of assets held for trading maturing after three months has been estimated using discounted cash flows and quoted market prices.

(iii) The fair value of current liability loans and bonds approximates to carrying amount because of their short maturity.

(iv) The fair value of non-current liability loans and bonds and interest rate swaps has been calculated using market prices when available or the net present value of future cash flows arising.

(v) The fair value of the Group’s forward exchange contracts, foreign currency swaps and foreign currency options has been calculated using the market rates in effect at the balance sheet dates.

(vi) The fair value of energy derivatives is measured using value at risk and other methodologies that provide a consistent measure of risk across diverse energy products. Within the above fair values, only the financial assets and liabilities have been marked to market.

Derivative financial instruments held to manage the interest rate, currency profile and exposure to energy prices

	Year Ended 31 December 2004

	Carrying	Fair	Gain/	Gross	Gross
	Amount	Value	(Loss)	Gain	(Loss)

	£m	£m	£m	£m	£m
Interest rate swaps and similar instruments	—	(38)	(38)	—	(38)
Energy derivatives	—	16	16	90	(74)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

h) Hedges
      These policies in 2004 were the same as outlined in note 35.
      Gains and losses on instruments used for hedging were not recognised until the exposure that is being hedged is itself recognised or expires. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

				Total Net
		Foreign	Energy	Gain/
	Debt	Exchange	Derivatives	(Loss)

	£m	£m	£m	£m
Unrecognised gains and (losses) on hedges at 1 January 2004	(38)	—	37	(1)
Gains and (losses) arising in previous years that were recognised in the year ended 31 December 2004	(15)	—	33	18

Gains and (losses) arising in previous years that were not recognised in the year	(23)	—	4	(19)
Gains and (losses) arising in the year ended 31 December 2004 that were not recognised in the year	(15)	—	12	(3)

Unrecognised gains and (losses) on hedges at 31 December 2004	(38)	—	16	(22)

Of which:
Gains and (losses) expected to be recognised in the year ending 31 December 2005	(2)	—	16	14
Losses expected to be recognised in the year ending 31 December 2006 or later	(36)	—	—	(36)
      The hedging of structural currency exposures associated with foreign currency net investments is recognised in the consolidated balance sheet.

i) Counterparty credit risk
      These policies in 2004 were the same as outlined for 2005 in note 35.
37     Commitments

Lease and capital commitments

	Year Ended	Year Ended
	31 December	31 December
	2005	2004

	£m	£m
Capital commitments: contracted but not provided	82	182
Future minimum lease payments under non-cancellable operating leases:
Within one year	6	6
Between one and five years	21	20
After five years	27	35
Offset by future minimum receipts under non-cancellable operating subleases	(8)	(12)
      Operating lease payments substantially represent rentals payable by the Group for office properties and wind turbine equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fuel purchase and transportation commitments
      At 31 December 2005, the Group’s subsidiaries had contractual commitments to purchase and/or transport coal and fuel oil. Based on contract provisions, which consist of fixed prices, subject to adjustment clauses in some cases, these minimum commitments are currently estimated to aggregate £96 million (2004: £107 million) expiring within one year, £182 million (2004: £195 million) expiring between one and five years and £326 million (2004: £98 million) expiring after more than five years.

38	Contingent liabilities

a) Legal proceedings against the Company
      The Company is aware of the following matters, which involve or may involve legal proceedings against the Group:

(i) Claims and potential claims by or on behalf of current and former employees, including former employees of the Central Electricity Generating Board (CEGB), and contractors in respect of industrial illness and injury.

RWE npower has agreed to indemnify International Power plc on an after-tax basis to the extent of 50% of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings to the extent such liability is not insured by Electra Insurance Limited.

(ii) In 1994 separate complaints were made by the National Association of Licensed Opencast Operators (NALOO) and the South Wales Small Miners Association (SWSMA) to the European Commission against the Company, PowerGen plc, British Coal Corporation and HM Government. The complaint alleges violations of EU competition law arising out of the coal purchasing arrangements entered into by the CEGB prior to 1 April 1990 and requests the Commission to find that the CEGB’s practices violated EU law. NALOO and SWSMA allege that such a finding would be grounds for a claim for damages in the English courts by their respective members. The Commission ruled on the complaint in 1998 and did not make any findings against the Group. Appeals against the Commission’s findings were brought by NALOO and SWSMA. The SWSMA appeal was initially ruled out of time, but on appeal a faction was allowed to proceed. Progress with this claim will be influenced by the outcome of the NALOO appeal. At first instance, the European Court ruled that the Commission is under an obligation to investigate the complaint by NALOO. The Company, PowerGen plc, British Coal Corporation and the Commission appealed against the ruling to the European Court of Justice which delivered a judgment on 2 October 2003 for the main part dismissing the appeal. In its judgment, the court decided that the Commission has the power to investigate and the matter is now with the Commission for consideration. It is not practicable to estimate legal costs or possible damages, at this stage. RWE npower has agreed to indemnify International Power on an after-tax basis to the extent of 50% of any liability that the Company may incur whether directly or indirectly as a consequence of those proceedings.
      The Directors are of the opinion, having regard to legal advice received, the Group’s insurance arrangements and provisions carried in the balance sheet, that it is remote that the matters referred to above will, in aggregate, have a material effect on the Group’s financial position, results of operations or liquidity.

b) Taxation
      The Company is aware of a number of issues which are, or may be, the subject of disputes with the tax authorities in the territories where the Group has operations, including its joint ventures and associates. The Directors are of the opinion, having regard to the professional advice received, that adequate provision has been made for the settlement of any tax liabilities that might arise.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c) Bonds and guarantees
      Various growth and expansion projects are supported by bonds, letters of credit and guarantees issued by the Group totalling £609 million.
      Energy trading activities relating to merchant plant are supported by letters of credit and guarantees issued by the Group totalling £193 million.

d) Joint ventures and associates

(i)	Legal proceedings
      Uch Power Limited (UPL), located in Pakistan, in which International Power has a 40% share, is party to a gas supply agreement (GSA) with the Oil & Gas Development Authority (OGDCL). At 31 December 2005 there were unresolved disputes between UPL and OGDCL in regards to amounts owed to UPL by OGDCL and amounts owed to OGDCL by UPL. These disputes relate to issues in 2002 and 2003 around events of force majeure claimed by OGDCL and other issues around OGDCL’s failure to deliver gas in accordance with the terms and conditions of the GSA. The Group’s share of the amounts subject to dispute at 31 December 2005 are amounts receivable of £14 million and amounts payable of £16 million. There is no recourse to International Power plc, under this claim.

(ii) Bonds and guarantees
      The Group’s joint ventures and associates also have various growth and expansion projects that are supported by bonds, letters of credit and guarantees. The Group’s share of these bonds, letters of credit and guarantees amount to £53 million. These obligations are normally secured by the assets of the respective joint venture or associate. Any amounts guaranteed by International Power plc or any other Group subsidiary are included within bonds and guarantees disclosed in note 38(c).
39     Related party transactions
      The key management personnel of International Power plc comprises the Chairman, Executive Directors and Non-Executive Directors. The compensation of key management personnel can be found on pages 53 to 54.

(i)	Operations and maintenance contracts
      In the course of normal operations, the Group has contracted on an arm’s length basis to provide power station operation and maintenance services to joint ventures and associates. During the year the Group derived income of £69 million (2004: £37 million) from these arrangements. Included in trade receivables is £6 million (2004: £7 million) in relation to these contracts.

(ii) Retail supply contracts
      In the course of normal operations, the Group has contracted on an arm’s length basis to provide power and gas to its retail joint ventures. During the year the Group derived income of £8 million (2004: £nil) from these arrangements. Included in trade receivables is £1 million (2004: £nil) in relation to these contracts.

(iii) Transportation contracts
      In the course of normal operations, the Group has contracts in place, in relation to fuel transportation, with one of its joint ventures. During the year, the Group incurred costs of £8 million (2004: £8 million) in relation to these contracts. There was no trade payable or receivable in relation to these contracts at 31 December 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iv) Other contracts
      Mitsui & Co. of Japan (Mitsui) is, pursuant to the terms of the UK Listing Rules, a related party of the Company due to its interest in Saltend and the assets acquired from EME. In 2005, TNP, a wholly owned subsidiary of the Company, entered into a contract with a company in the same group as Mitsui, relating to the supply of material for the 23 MW extension of its 120 MW plant. The capital cost of this contract is JPY1,039 million (£5.1 million). This contract was entered into after a competitive tendering process.
40     Events after the balance sheet date
      In January 2006 International Power signed an agreement to acquire 40% of the Al Hidd independent power and water project in Bahrain. Completion is expected to take place in July 2006.
      Also in January 2006 Rugeley Power Limited received a further £15 million in respect of our claim for compensation for the termination of the TXU tolling agreement in November 2002.
41     Events subsequent to the date of the auditor’s report on the Annual Report and Accounts
      In April 2006 International Power agreed to acquire the 632 MW coal fired Coleto Creek Power generation facility in Texas from Topaz Power Group, a joint venture between Carlyle/ Riverstone and Sempra Generation (a subsidiary of Sempra Energy), for a total cash consideration of US$1.14 billion (£640 million).
42     Critical accounting judgements and key sources of estimation uncertainty
      The Group’s accounting policies are set out in note 1 to these financial statements. Management is required to exercise significant judgement in the application of these policies. Areas which management believes require the most critical accounting judgements are as follows (apart from those policies involving estimation which are outlined in (b) below).

a) Critical accounting judgements in applying the Group’s accounting policies

Cash flow hedge accounting
      The Group enters into various types of hedging or forward contracts for the buying and selling of commodities: principally sales of electricity and the purchase of fuel for its own power plants. In merchant markets these contracts typically fall within the definition of derivative financial instruments and accordingly have to be marked to market. Accounting for these contracts as cash flow hedges allows, to the extent the hedge is effective, the changes in value of the derivatives to be deferred in equity. In order to achieve cash flow hedge accounting it is necessary for the Group to determine, on an on-going basis, whether a forecast transaction is both highly probable and whether the hedge is effective. This requires both subjective and objective measures of determination.

Income recognition from long-term PPAs
      When power plants sell their output under long-term PPAs it is usual for the power plant owning company to receive payment (known as a ‘capacity payment’) for the provision of electrical capacity whether or not the offtaker requests electrical output. In these situations, where there is a long-term contract to purchase electricity output and electrical capacity, it is necessary for the Group to evaluate the contractual arrangements and determine whether they constitute a form of lease or a service contract.
      For those arrangements determined to be leases, further judgements are required to determine whether the arrangement is a finance or operating lease. This assessment requires an evaluation of where the substantial risks and rewards of ownership reside. For finance leases it is necessary to calculate the proportion of total capacity payments which should be treated as finance income, capital repayment and as a fee for service provision. For

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
operating leases it is necessary to determine the allocation of total capacity payments between rental payments and fees for service provision.

Evaluation of levels of control and influence
      The determination of the level of influence the Group has over a business is often a mix of contractually defined and subjective factors that can be critical to the appropriate accounting treatment of entities in the consolidated accounts. We achieve influence through Board representation and by obtaining rights of veto over significant actions. We generally treat investments where the Group holds less than 20% of the equity as investments available for sale. These investments available for sale are carried at market value where market prices are available. Where quoted market prices in an active market are not available, and where fair value cannot be reliably measured, unquoted equity instruments are measured at cost.
      Where the Group owns between 20% and 50% of the equity of an entity and is in a position to exercise significant influence over the entity’s operating and financial policies, we treat the entity as a joint venture or an associate. Equally, where the Group holds a substantial interest (but less than 20%) in an entity and has the power to exert significant influence over its operations, we treat it as a joint venture or an associate. This treatment is applied to our interests in Malakoff Berhad in Malaysia of which we own 18% and The Hub Power Company in Pakistan of which we own 17% (refer to note 18).

Exceptional items
      The Directors consider that items of income or expense which are material by virtue of their nature and amount should be disclosed separately if the financial statements are to fairly present the financial position and financial performance of the entity. The Directors label these items collectively as ‘exceptional items’.
      Determining which transactions are to be considered exceptional in nature is often a subjective matter. However, circumstances that the Directors believe would give rise to exceptional items for separate disclosure would include:

(i) disposals of investments;

(ii) discontinued operations;

(iii) impairments and impairment reversals.
      All exceptional items are included under the appropriate income statement line item to which they relate. In addition, for clarity, separate disclosure is made of all items in one column on the face of the income statement.

Taxation
      The level of tax provisioning is dependent on subjective judgement as to the outcome of decisions to be made by the tax authorities in the various tax jurisdictions around the world in which International Power operates. It is necessary to consider the extent to which deferred tax assets should be recognised based on an assessment of the extent to which they are regarded as recoverable.

b) Key sources of estimation uncertainty

Useful economic lives of property, plant and equipment
      The original cost of greenfield developed power plant and other assets includes relevant borrowings and development costs:

(i) Interest on borrowings relating to major capital projects with long periods of development is capitalised during construction and then amortised over the useful life of the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ii) Project development costs (including appropriate direct internal costs) are capitalised when it is virtually certain that the contract will proceed to completion and income will be realised.
      Depreciation of plant and other assets is charged so as to write down the value of those assets to their residual value over their respective estimated useful lives. The Directors are required to assess the useful economic lives of the assets so that depreciation is charged on a systematic and proportionate basis to the current carrying amount. It is Group policy to depreciate gas turbines and related equipment over 30 years to a 10% residual value, unless the circumstances of the project or life of specific components indicate a shorter period or a lower residual value. Coal and hydro plants are considered on an individual basis.

Fair values on acquisition
      The Group is required to bring acquired assets and liabilities on to the Group balance sheet at their fair value. Power plant and equipment usually have long operating lives, and are often bought with associated long-term contracts such as PPAs. Hence determination of the fair values of these long-life assets and contracts can require a significant amount of judgement.

Impairment analysis
      Management regularly considers whether there are any indications of impairment to the carrying amounts of its power plants and other long-life assets. This includes a review of market conditions in both the short-term and long-term. Impairment reviews are generally based on pre-tax risk adjusted discounted cash flow projections that require estimates of discount rates and future market prices over the remaining lives of the assets. We benchmark the results of this testing against post-tax risk adjusted cash flows, discounted on a post-tax basis. At each balance sheet date, consideration is also given as to whether there is any indication that an impairment loss recognised in prior periods has reversed. During the year the Group reversed the impairment of its Rugeley plant in the UK (refer to note 14).

Provisions
      Within the Group there are a number of long-term provisions. The carrying amount of these provisions is estimated based on assumptions about such items as the risk adjustment to cash flows or discount rates used, future changes in prices and estimates of costs. For example, the pensions liability is based on assumptions relating to discount rates used, future changes in salaries and future changes in prices affecting other costs. A change in estimates could have a material impact on the carrying amount of these provisions.

43	Explanation of transition to IFRSs
      As stated in note 1, these are the Group’s first consolidated financial statements prepared in accordance with Adopted IFRSs.
      The accounting policies set out in note 1 have been applied in preparing the consolidated financial statements for the year ended 31 December 2005, the comparative information presented in these consolidated financial statements for the year ended 31 December 2004 and in preparation of an opening IFRS balance sheet at 1 January 2004 (the Group’s date of transition).
      In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in consolidated financial statements prepared in accordance with its old basis of accounting (UK GAAP). An

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
explanation of how the transition from UK GAAP to IFRSs has affected the Group’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.
      The transition to IFRS has no impact on the cash flows of the Group.

Implementation of IAS 32 and IAS 39
      The Group has taken the exemption from the requirement to restate comparative information for IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) in accordance with IFRS 1 (First-time Adoption of International Financial Reporting Standards).
      The Group has continued to apply UK GAAP in respect of financial instruments for the comparative period presented. If IAS 32 and IAS 39 had been adopted, the market value of derivative financial instruments would have been recognised on the face of the balance sheet with the movements accounted for through the income statement or hedging reserve as appropriate.
      IAS 32 and IAS 39 have been implemented with effect from 1 January 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	1 January 2004			31 December 2004

		Effect of	Adopted IFRSs		Effect of	Adopted IFRSs
		Transition to	Excluding		Transition to	Excluding
		Adopted	IAS 32 and		Adopted	IAS 32 and
	UK GAAP	IFRSs	IAS 39	UK GAAP	IFRSs	IAS 39

	£m	£m	£m	£m	£m	£m
Non-current assets
Goodwill	1	6	7	2	195	197
Other intangible assets	—	—	—	9	—	9
Property, plant and equipment	2,048	—	2,048	3,545	(3)	3,542
Investment in joint ventures and associates	441	—	441	1,167	2	1,169
Other investments	95	—	95	86	—	86
Finance lease receivables	—	—	—	484	—	484
Other long-term receivables	3	—	3	101	—	101
Deferred tax assets	—	—	—	—	79	79

Total non-current assets	2,588	6	2,594	5,394	273	5,667

Current assets
Inventories	65	—	65	91	—	91
Trade and other receivables	157	—	157	227	—	227
Finance lease receivables	—	—	—	11	—	11
Assets held for trading	47	—	47	47	—	47
Cash and cash equivalents	696	—	696	565	—	565

Total current assets	965	—	965	941	—	941

Total assets	3,553	6	3,559	6,335	273	6,608

Current liabilities
Loans and bonds	531	—	531	100	—	100
Trade and other payables	229	—	229	398	(36)	362
Current tax liabilities	86	—	86	83	—	83

Total current liabilities	846	—	846	581	(36)	545

Non-current liabilities
Loans and bonds	904	—	904	3,257	—	3,257
Trade and other payables	5	—	5	170	—	170
Retirement benefit obligations	—	15	15	15	14	29
Provisions	33	—	33	35	—	35
Deferred tax liabilities	205	26	231	215	299	514

Total non-current liabilities	1,147	41	1,188	3,692	313	4,005

Total liabilities	1,993	41	2,034	4,273	277	4,550

Net assets	1,560	(35)	1,525	2,062	(4)	2,058

Equity
Share capital	554	—	554	737	—	737
Share premium reserve	289	—	289	392	—	392
Capital redemption reserve	145	—	145	145	—	145
Capital reserve	422	—	422	422	—	422
Hedging and translation reserve	—	—	—	—	(39)	(39)
Retained earnings	111	(35)	76	129	47	176

Total equity attributable to equity holders of the parent	1,521	(35)	1,486	1,825	8	1,833
Minority interests	39	—	39	237	(12)	225

Total equity	1,560	(35)	1,525	2,062	(4)	2,058

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	31 December 2004		1 January 2005

	Adopted IFRSs	Effect of IAS 32	Adopted IFRSs
	Excluding IAS 32	and IAS 39	Including IAS 32
	and IAS 39	Adjustment	and IAS 39

	£m	£m	£m
Non-current assets
Goodwill	197	—	197
Other intangible assets	9	(9)	—
Property, plant and equipment	3,542	—	3,542
Investment in joint ventures and associates	1,169	(9)	1,160
Other investments	86	—	86
Finance lease receivables	484	—	484
Other long-term receivables	101	—	101
Deferred tax assets	79	2	81

Total non-current assets	5,667	(16)	5,651

Current assets
Inventories	91	—	91
Trade and other receivables	227	(3)	224
Finance lease receivables	11	—	11
Derivative financial instruments	—	91	91
Assets held for trading	47	—	47
Cash and cash equivalents	565	—	565

Total current assets	941	88	1,029

Total assets	6,608	72	6,680

Current liabilities
Loans and bonds	100	—	100
Derivative financial instruments	—	78	78
Trade and other payables	362	—	362
Current tax liabilities	83	—	83

Total current liabilities	545	78	623

Non-current liabilities
Loans and bonds	3,257	(44)	3,213
Derivative financial instruments	—	221	221
Trade and other payables	170	(147)	23
Retirement benefit obligations	29	—	29
Provisions	35	—	35
Deferred tax liabilities	514	(1)	513

Total non-current liabilities	4,005	29	4,034

Total liabilities	4,550	107	4,657

Net assets	2,058	(35)	2,023

Equity
Share capital	737	—	737
Share premium reserve	392	—	392
Capital redemption reserve	145	—	145
Capital reserve	422	—	422
Hedging and translation reserve	(39)	(12)	(51)
Retained earnings	176	(20)	156

Total equity attributable to equity holders of the parent	1,833	(32)	1,801
Minority interests	225	(3)	222

Total equity	2,058	(35)	2,023

      The impact of deferred tax on the adjustments described above is set out in note 22.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a) IAS 12 (Income Tax)
      Deferred tax is recognised on the difference between the tax and book values of an asset or liability that existed at the date of acquisition in a business combination.
      The tax charge in the income statement is affected by the inclusion of the share of joint ventures’ and associates’ tax charge in the Group’s profit from operations.

b) IAS 19 (Employee Benefits)
      The pension schemes’ surpluses and deficits were recognised in full at 1 January 2004, with a corresponding adjustment to reserves. The corridor method is applied in recognising future actuarial gains and losses. These will be recognised in the income statement to the extent they exceed the greater of 10% of the gross assets or gross liabilities of the schemes. The amount recognised in the following year is the excess amortised over the remaining average service lives of the employees in the schemes.

c) IFRS 2 (Share-based Payments)
      A charge is made for both employee share ownership plans (ESOPs) and other share-based schemes based on actuarial valuations of the fair value of the option or scheme at the time of grant or inception.

d) IAS 10 (Events after the Balance Sheet Date)
      Dividends are not accrued until they are approved at the Annual General Meeting.

e) IAS 36 (Impairment of Assets)
      Positive goodwill is not subject to amortisation but is evaluated annually for impairment or whenever changes in circumstances indicate that goodwill might be impaired. Negative goodwill arising on future acquisitions will be recognised directly in the income statement.

f) IAS 32 and IAS 39 (Financial Instruments)
      Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities and equity instruments
      Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements into which the Group has entered. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Other investments
      Other investments are classified as either held for trading or available for sale, and are measured at subsequent reporting dates at fair value. Where quoted market prices in an active market are not available, and where fair value cannot be reliably measured, unquoted equity instruments are measured at cost. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net income for the year.
      Available for sale investments are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available for sale investments are recognised directly in equity. However, impairment losses, foreign exchange gains and losses and interest calculated using the effective interest method are recognised in the income statement. On disposal or impairment of the investments, the gains and losses in equity are recycled into the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible bonds
      Split accounting is applied to the convertible debt, whereby the debt component is separated from any equity component or embedded derivative. The resulting discounted value of debt is accreted to the redemption value at maturity, increasing the annual interest charge. An equity component of a convertible bond is held in equity and not revalued unless and until the bond is converted. Any embedded derivative would be marked to market through the income statement at reporting year ends.
      There is no impact on the results for 2004 as IAS 32 and IAS 39 are implemented prospectively with no restatement to comparatives. The embedded derivative option was closed out in January 2005 and no future mark to market adjustment is required as the bond is now considered a debt instrument with an equity component only.

Derivative financial instruments and hedge accounting
      All qualifying derivatives are recognised at fair value on the balance sheet. Gains and losses on derivatives that do not meet the hedge accounting criteria are recognised in the income statement. Gains and losses on derivatives that qualify for cash flow hedge accounting are initially recognised as a separate component of equity (to the extent that the hedge is effective) and subsequently recycled to the income statement as the hedged item impacts earnings. Any ineffective element of these hedges is immediately recognised in the income statement.
      There is no impact on the results for 2004 as IAS 32 and IAS 39 are implemented prospectively with no restatement to comparatives.

g) The effect of the transition to IFRS on retained earnings

	1 January	31 December
	2004	2004

	£m	£m
Goodwill	6	8
Share-based payments	2	5
Employee benefits	(11)	(10)
Events after balance sheet date	—	37
Deferred tax	(31)	(42)
Other	(1)	(2)

Total adjustment to retained earnings	(35)	(4)

Attributable to:
Minority interests	—	(12)
Equity holders of the parent	(35)	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

h) Reconciliation of the income statement for 2004

			Effect of	IFRSs Excluding
	UK		Transition	IAS 32 and
	GAAP		to IFRSs	IAS 39

	£m		£m	£m
Revenue: Group and share of joint ventures and associates	1,267		—	1,267
Less: share of joint ventures’ revenue	(144)		—	(144)
Less: share of associates’ revenue	(355)		—	(355)

Group revenue	768		—	768
Cost of sales	(637)		—	(637)

Gross profit	131		—	131
Other operating income	56		—	56
Other operating expenses	(66)		(1)	(67)
Share of results of joint ventures and associates	111		2	113

Profit from operations	232		1	233
Disposal of investments	4		—	4

Finance income	30		—	30
Finance costs	(138)		—	(138)

Net finance costs	(108)		—	(108)

Profit before tax	128		1	129
Income tax expense	(28)		3	(25)

Profit for the year	100		4	104

Attributable to:
Minority interests	6		—	6
Equity holders of the parent	94		4	98

Earnings per share:
Basic	7.2	p		7.5	p
Diluted	7.1	p		7.4	p

      The UK GAAP numbers have been re-presented using an IFRS format.

44	Financial information prepared under US Generally Accepted Accounting Principles (US GAAP)
      International Power’s financial information is prepared in accordance with IFRS, which differs in certain significant aspects from US GAAP. The effects of such differences on net income and equity attributable to equity holders of the parent are set out below. The effect of minority interests on US GAAP adjustments have been separately analysed in the reconciliations below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effect on net income of significant differences between Adopted IFRSs and US GAAP

			Year Ended	Year Ended
			31 December	31 December
	Note		2005	2004

			£m	£m
Net income
Profit attributable to equity holders of the parent under adopted IFRSs			285	98
Adjustments:
Pensions	(a	)	(4)	1
Impairment of plant:	(b	)
Impairment reversal at Rugeley plant			(54)	—
Release on partial disposal of HUBCO			—	7
Impact on depreciation charge			(21)	(20)
Purchase accounting and goodwill	(c	)	1	1
Development expenditure	(d	)	1	2
Onerous property lease provision	(e	)	—	1
Liquidated damages and associated costs	(f	)	6	3
Derivatives	(g	)	(50)	(29)
Deferred finance costs	(h	)	1	(5)
Disposal of investments	(i	)	—	3
Income taxes	(j	)	49	(11)
Share-based payments	(k	)	(14)	(8)
Others			(1)	—
Tax effect of US GAAP adjustments			37	17
Minority interest effect of US GAAP adjustments			3	1

Net income under US GAAP			239	61

	Year Ended		Year Ended
	31 December		31 December
	2005		2004

Earnings per Ordinary Share under US GAAP:
Basic	16.3	p	4.7	p
Diluted	15.6	p	4.6	p
Earnings per ADS under US GAAP*:
Basic	£1.63		£0.47
Diluted	£1.56		£0.46

* Calculated using a ratio of ten Ordinary Shares to one ADS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effect on total equity attributable to equity holders of the parent of significant differences between Adopted IFRSs and US GAAP

			As at	As at
			31 December	31 December
	Note		2005	2004

			£m	£m
Total equity attributable to equity holders of the parent
Total equity attributable to equity holders of the parent under adopted IFRSs			2,092	1,833
Adjustments:
Pensions	(a	)	16	26
Impairment of plant	(b	)	482	514
Purchase accounting and goodwill	(c	)	(67)	(53)
Development expenditure	(d	)	(13)	(13)
Liquidated damages and associated costs	(f	)	(140)	(131)
Derivatives	(g	)	(128)	(50)
Deferred finance costs	(h	)	(1)	6
Income taxes	(j	)	(11)	(57)
Share-based payments	(k	)	—	(2)
Others			—	1
Deconsolidation of variable interest entities	(l	)	(7)	(7)
Cumulative tax effect of US GAAP adjustments			(6)	(39)
Cumulative minority interest effect of US GAAP adjustments			41	26

Total equity attributable to equity holders of the parent under US GAAP			2,258	2,054

Significant differences between Adopted IFRSs and US GAAP

a) Pensions
      The expense recognised under US GAAP includes the amortisation of unrecognised losses and past service costs which under IFRS were recognised through reserves on adoption of IFRS as at 1 January 2004. Under IFRS the corridor method is applied in recognising future actuarial gains and losses. These will be amortised in the income statement to the extent they exceed the greater of 10% of the gross assets or present value of defined benefit obligations of the schemes.
      Under US GAAP there is a requirement to provide for an additional minimum liability when the accumulated benefit obligations exceed the fair value of the plan assets and the amount of the accrued liability. There is no such requirement under IFRS. This adjustment has no impact on earnings, but is reflected directly in equity.
      For the purposes of disclosure in accordance with US GAAP, the pension costs of our major defined benefit pension plans have been presented in accordance with the requirements of SFAS No. 87 and SFAS No. 132 in the following tables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The funded status of our major defined pension plans under SFAS No. 87 is as follows:

	As at	As at	As at
	31 December	31 December	31 December
	2005	2004	2003

	£m	£m	£m
Change in benefit obligation
At 1 January	184	107	79
Service cost	9	5	5
Interest cost	9	7	6
Actuarial losses	35	12	10
Employee contributions	3	2	2
Benefit payments and expenses	(3)	(3)	(2)
Acquisitions/divestitures/combinations	—	55	—
Curtailment	—	1	—
Exchange differences	3	(2)	7

At 31 December	240	184	107

Change in plan assets
Fair value of plan assets at 1 January	158	99	74
Actual return on plan assets	28	16	11
Company contributions	9	6	5
Employee contributions	3	2	2
Benefit payments and expenses	(3)	(3)	(2)
Acquisitions/divestitures/combinations	—	40	—
Exchange differences	3	(2)	9

Fair value of plan assets at 31 December	198	158	99

Reconciliation of funded status and total amount recognised
Funded status at end of period	(42)	(25)	(8)
Unrecognised net loss	38	19	19
Unrecognised prior service cost	1	1	1

(Accrued)/prepaid pension cost	(3)	(5)	12

Amounts recognised in the Statement of Financial Position at the end of the year
Prepaid benefit cost	13	12	14
Accrued benefit liability	(25)	(18)	(5)
Intangible asset	1	—	1
Accumulated other comprehensive income	8	1	2

Total recognised	(3)	(5)	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The net periodic pension cost under SFAS No. 87 comprised:

	Year Ended	Year Ended	Year Ended
	31 December	31 December	31 December
	2005	2004	2003

	£m	£m	£m
Service cost	9	5	5
Interest cost	9	7	6
Expected return on assets	(11)	(7)	(5)
Amortisation of:
Unrecognised losses	1	1	—
SFAS No. 88 Impact loss due to settlements/curtailments and terminations	—	1	—

Net periodic pension cost under US GAAP	8	7	6

Additional information
Increase/(decrease) in minimum liability included in other comprehensive income	7	(1)	2

      The weighted average assumptions used to determine benefit obligations at 31 December were:

	As at	As at	As at
	31 December	31 December	31 December
	2005	2004	2003

Discount rate	4.67%	4.99%	6.40%
Rate of compensation increases	4.27%	4.25%	4.20%
Pension increases	1.92%	1.78%	2.90%
      The weighted average assumptions used to determine expense at 31 December were:

	Year Ended	Year Ended	Year Ended
	31 December	31 December	31 December
	2005	2004	2003

Discount rate	4.99%	6.38%	6.20%
Expected return on assets	6.76%	7.00%	7.00%
Rate of compensation increases	4.25%	4.16%	3.90%
Pension increases	1.78%	1.54%	2.50%
Assets in schemes
      International Power’s pension plans’ weighted average allocations at 31 December by asset category were as follows:

	At 31 December	At 31 December	At 31 December
	2005	2004	2003

Equities	69%	69%	71%
Bonds	16%	17%	20%
Other	15%	14%	9%

Total	100%	100%	100%

b) Impairment of plant
      Under IFRS, an impairment provision is recognised when the discounted future cash flows are less than the carrying amount of the related assets. Under US GAAP, an impairment provision for assets is made when the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
undiscounted expected future cash flows fail to recover the carrying amounts of the related assets. Accordingly, a US GAAP difference arises when the carrying amount of the assets is greater than the discounted future cash flows but less than the undiscounted future cash flows. The difference in the carrying amount results in different levels of depreciation under IFRS and US GAAP.
      Under IFRS, an impairment may be reversed when the recoverable amount exceeds the carrying amount. Under US GAAP, recognition of subsequent recoveries in fair value is prohibited.
      The original impairment of Rugeley power station was not recognised under US GAAP. Accordingly, during 2005, the impairment reversal of Rugeley power station under IFRS is also not recognised under US GAAP.
      A portion of the HUBCO impairment was adjusted through the income statement in 2004, following the disposal of a partial holding in HUBCO.

c) Purchase accounting and goodwill
      As stated in note 1, Accounting Policies, the Group has elected to apply the IFRS 1 exemption in relation to business combinations and to apply IFRS 3 (Business Combinations) prospectively from 1 January 2004. As a result, purchased goodwill (both positive and negative) arising on acquisitions prior to 1 April 1998 was and remains eliminated against reserves, the treatment applied under UK GAAP at that time.
      As explained above in b), carrying amounts of assets can be different under US GAAP and IFRS following impairments under IFRS but not under US GAAP. When additional stakes in subsidiaries are acquired where the book values of certain assets are different because of impairments under only IFRS this can lead to different amounts recognised as purchase price premiums or discounts. Under US GAAP, a deficiency of cost below fair value is used to reduce the carrying values of all non-current non-monetary assets acquired. Under IFRS, assets are reflected at fair value on acquisition and any negative goodwill arising is credited to the income statement.
      Under IFRS, when there is a change in the powers and ability of the investor to influence the financial and operating policy decisions of an entity such that an available for sale investment becomes an associate (and thus the equity method of accounting is adopted), a deemed acquisition arises where it is necessary to apply the rules on piecemeal acquisitions. Under IFRS, the effects of the change are recorded prospectively from the date of deemed acquisition and the deemed consideration equates to the carrying value of the available for sale investment at that date. Under US GAAP, the results of operations (current and prior periods presented) and retained earnings are adjusted retrospectively in a manner consistent with the accounting for a step-by-step acquisition.

d) Development expenditure
      Under IFRS, the Group capitalises certain development expenditure. See note 1(k): Accounting Policies for further information. US GAAP requires such costs to be expensed as incurred.

e) Onerous property lease provision
      Under IFRS, a provision in respect of an onerous property lease is stated on a discounted basis. Under US GAAP, this provision is measured on an undiscounted basis. Accordingly, the impact of the discounting is reversed under US GAAP.

f) Liquidated damages and associated costs
      Under IFRS, liquidated damages relating to amounts receivable from contractors in respect of the late commissioning of new power plants are recorded as income when they represent compensation for lost earnings. This is offset by certain costs, including interest and costs associated with the rectification of the plant, which are

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
expensed in the period in which liquidated damages are recorded as revenue. Under US GAAP, this net amount is recorded as a reduction in the cost of the asset, regardless of the nature of the compensation. These differences in the asset cost result in different levels of depreciation under IFRS and US GAAP.
      Those receipts that relate to compensation for plants not achieving long-term contractual performance levels are recorded as a reduction in the cost of the assets under both IFRS and US GAAP.

g) Derivatives
      In respect of the year ended 31 December 2005, following the Group’s adoption of IAS 32 and IAS 39 on 1 January 2005, under both IFRS and US GAAP split accounting is applied to convertible debt, whereby the debt component is separated from any equity component or embedded derivative. The resulting discounted value is accreted to the redemption value at maturity increasing the annual interest charge. During 2005, under IFRS, the conversion option component of the 3.75% convertible US dollar bond was transferred to equity following the cancellation of the Group’s put option. Under US GAAP, the conversion option is treated as a derivative liability and remeasured at fair value at each balance sheet date with changes to fair value included in net income.
      Under IFRS for the year ended 31 December 2004, prior to the adoption of IAS 32 and IAS 39 on 1 January 2005, split accounting was not applied to the convertible debt; it was carried at nominal value.

h) Deferred finance costs
      In 2004, costs were incurred specifically to finalise ANP’s restructured debt facilities. Following the adoption of IAS 39 on 1 January 2005, these costs have been capitalised under both IFRS and US GAAP and are being amortised over the revised life of the debt.
      Under US GAAP, only fees and costs paid directly to the lenders can be capitalised whereas under IFRS fees paid to third parties in relation to the restructuring can also be capitalised. These differences give rise to different amortisation charges.

i) Disposal of investments
      Applying the accounting differences between IFRS (prior to the adoption of IAS 32 and IAS 39 on 1 January 2005) and US GAAP can result in differences in the carrying values of net assets of certain investments. As a consequence of this, during 2004, different gains and losses arose from the disposal of assets.

j) Income taxes
      US GAAP is generally more prescriptive in its requirements for provisioning for potential tax exposures. This can lead to differences in provision levels under IFRS and US GAAP.

k) Share-based payments
      Under IFRS, a charge is made for both the employee share ownership plans (ESOPs) and other share-based schemes based on actuarial valuations of the fair value of the options or scheme at the time of grant or inception. This charge is spread over the period of performance to which the award relates (the vesting period).
      Under US GAAP, the compensation expense for the share schemes is measured as the difference between the market value of the shares at the date of grant and the option exercise price and is spread over the same vesting period. Share options which are exercisable if certain performance criteria are achieved are accounted for as variable awards and compensation expense, which is recognised over the vesting period, is calculated at the end of the year by reference to the market price of the shares that are considered likely to vest.
      We have adopted the disclosures of SFAS No. 123, Accounting for Stock-based Compensation, but we continue to measure our stock-based compensation cost in accordance with APB 25 and its related interpretations. SFAS No. 123(R) becomes effective for fiscal years beginning after 15 June 2005, when APB 25 will no

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
longer be available for use. Consequently, we will measure our stock-based compensation cost in line with SFAS No. 123(R) for all future financial periods.
      If we had measured our compensation expense based on the fair value method of SFAS No. 123, the net income would have been the proforma amounts shown below:

	Year Ended		Year Ended
	31 December		31 December
	2005		2004

	£m		£m
Net income (basic) under US GAAP:
As reported	239		61
Add back: Compensation expense under APB 25 (net of tax)	16		6
Deduct: Compensation expense under SFAS No. 123 (net of tax)	(4)		(2)

Proforma	251		65

Net income (diluted) under US GAAP:
As reported	239		61
After tax effect of interest on convertible bond	7		—

	246		61
Add back: Compensation expense under APB 25 (net of tax)	16		6
Deduct: Compensation expense under SFAS No. 123 (net of tax)	(4)		(2)

Proforma	258		65

Basic earnings per share:
As reported	16.3	p	4.7	p
Proforma	17.1	p	5.0	p
Diluted earnings per share:
As reported	15.6	p	4.6	p
Proforma	16.3	p	4.9	p
      The weighted average exercise price of Executive Share Options granted to employees during the year ended 31 December 2005 was £1.79 (2004: £1.24).
      No Sharesave Plan Options were granted to employees during the current or prior year.
      The fair value of grants made during the year has been estimated using the Black-Scholes option pricing model. The key assumptions used by us are summarised below:

	Risk-Free	Expected		Dividend
	Interest	Life	Volatility	Yield

	%	Years	%	%
Share Option Scheme:
2001 Executive share option scheme (22 March 2001)	4.59	3 to 10	40.61	Nil
2001 Executive share option scheme (19 September 2001)	4.96	3 to 10	42.26	Nil
2001 Sharesave scheme (18 April 2001) — 5 year period before exercise	4.97	5.2 to 5.7	53.20	Nil
2001 Sharesave scheme (18 April 2001) — 3 year period before exercise	4.88	3.2 to 3.7	61.09	Nil
2001 Sharesave scheme (11 October 2001) — 5 year period before exercise	5.15	5.1 to 5.6	45.80	Nil

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Risk-Free	Expected		Dividend
	Interest	Life	Volatility	Yield

	%	Years	%	%
2001 Sharesave scheme (11 October 2001) — 3 year period before exercise	5.12	3.1 to 3.6	50.45	Nil
2002 Executive share option scheme (24 May 2002)	5.26	3 to 10	43.49	Nil
2002 Sharesave scheme (1 October 2002) — 5 year period before exercise	4.32	5.2 to 5.7	44.32	Nil
2002 Sharesave Scheme (1 October 2002) — 3 year period before exercise	4.09	3.2 to 3.7	47.92	Nil
2003 Executive share option scheme (10 March 2003)	4.09	3 to 10	22.33	Nil
2003 Global Executive share option plan (10 March 2003)	4.09	3 to 10	22.33	Nil
2003 Sharesave scheme (3 October 2003) 5 year period before exercise	4.62	5.2 to 5.7	26.41	Nil
2003 Sharesave scheme (3 October 2003) 3 year period before exercise	4.45	3.2 to 3.7	28.20	Nil
2003 Global Sharesave plan (17 January 2003) 5 year period before exercise	4.24	5.2 to 5.7	26.98	Nil
2003 Global Sharesave plan (17 January 2003) 3 year period before exercise	4.04	3.2 to 3.7	28.14	Nil
2003 Global Sharesave plan (3 October 2003) 5 year period before exercise	4.62	5.2 to 5.7	26.41	Nil
2003 Global Sharesave plan (3 October 2003) 3 year period before exercise	4.45	3.2 to 3.7	28.20	Nil
2004 Executive share option scheme (2 March 2004)	4.55	3.5 to 4.0	30.00	1.94
2004 Global Executive share option plan (2 March 2004)	4.55	3.5 to 4.0	30.00	1.94
2005 Executive share option scheme (11 March 2005)	4.84	3.5 to 4.0	30.00	1.94

l) Deconsolidation of variable interest entities
      Under IFRS, the Group consolidates 100% of the assets and liabilities of entities over which it exercises control and excludes any minority share from total equity attributable to equity holders of the parent.
      Control is achieved where the Group has the power to govern the financial and operating policies of the entity so as to obtain benefit from its activities.
      In December 2003, the US Financial Accounting Standards Board issued FIN 46R (Consolidation of Variable Interest Entities). This statement is an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, and addresses the consolidation of variable interest entities (VIEs). FIN 46R requires the consolidation of a VIE by the primary beneficiary if the majority of the expected losses are absorbed and/or a majority of the entity’s expected residual returns are received by the primary beneficiary.
      An entity is a VIE if the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or as a group the holders of the equity investment at risk lack the characteristics of a controlling financial interest, such as the ability through voting rights to make decisions about an entity’s activities, the obligation to absorb the expected losses of the entity and the right to receive the expected residual returns of the entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Under the provisions of FIN 46R the Group has deconsolidated three entities:

	%
Subsidiary	Ownership	Region

Al Kamil Power Company SAOG	65%	Middle East
Perth Power Partnership	70%	Australia
Thai National Power Company Limited	100%	Asia
      Each of the deconsolidated entities holds power generation assets with long-term sales contracts. An analysis of the sales contracts identified that the Group does not absorb the majority of the expected losses and expected residual returns of these entities and therefore cannot be the primary beneficiary as defined by FIN 46R. The impact of deconsolidating these investments on the IFRS balance sheet line items at 31 December is shown below:

	31 December	31 December
	2005	2004

	£m	£m
Balance sheet:
Property, plant and equipment	(68)	(142)
Investments in joint ventures and associates	13	37
Current assets	(10)	(37)
Current liabilities	4	27
Non-current liabilities	53	106
Provisions	1	2

Net assets	(7)	(7)

Shareholders’ funds	—	—
Minority interests	(7)	(7)

Equity	(7)	(7)

m) Statement of cash flows: basis of preparation
      The statement of cash flows is prepared in accordance with IAS 7 Cash Flow Statements, the objectives and presentation of which is similar to that set out in SFAS No. 95 Statement of Cash Flows under US GAAP.
      The consolidated cash flow statement is shown as part of the IFRS financial information on page F-7 of this report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

n) Reformatted condensed IFRS Income Statement
      The following Income Statement has been prepared in accordance with Article 10 of Regulation S-X using the Group’s IFRS Income Statement numbers.

	Year Ended		Year Ended
	31 December		31 December
	2005		2004

	£m		£m
Net revenue	1,959		780
Operating expenses
Cost of sales	(1,513)		(637)
Sales, general and administrative expenses	(59)		(32)
Other operating income	96		44
Other operating costs	(70)		(35)

Operating income	413		120
Income from equity method investments	198		113
Minority interests	(45)		(6)
Net interest expense	(202)		(108)
Disposal of investments	10		4

Income before income taxes	374		123
Income taxes	(89)		(25)

Net income	285		98

Earnings per share
Basic	19.4	p	7.5	p
Diluted	18.5	p	7.4	p
      The Group’s presentation of its consolidated income statement for the two years ended 31 December 2005 and 31 December 2004, on page F-4, separately disclosed exceptional items. Following the implementation of IFRS, the Group has decided to continue with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately, by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information.

o) Classification differences

Consolidated income statements
      (i) Under IFRS, “Revenue: Group and share of joint ventures and associates” includes revenue from joint ventures and associates, accounted for using the equity method of £1,003 million and £499 million for the year ended 31 December 2005 and the year ended 31 December 2004, respectively. Under US GAAP, the aggregate net income or loss after interest and taxation, from joint ventures and associates, is shown as a single amount after operating income/(loss) for all periods presented.
      (ii) Following the implementation of IFRS, the Group has decided to continue with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately, by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. Consequently, earnings per share is presented before and after “exceptional items”. Under US GAAP, there is no presentation and separate identification of “exceptional” items and earnings per share is not presented before and after “exceptional” items. “Cost of sales-exceptional” of £52 million for the year ended 31 December 2005, would be classified as operating cost of sales and not presented as “exceptional items” under US GAAP. “Other operating income-exceptional” and “Other operating expenses-exceptional” of £58 million

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and £11 million for the year ended 31 December 2005 and the year ended 31 December 2004, respectively, would be presented as “Other operating income” and “Other operating expenses” under US GAAP. “Disposal of investments-exceptional” of £10 million and £4 million for the years ended 31 December 2005 and 31 December 2004, respectively, would be classified as “Profit on sale of investments” under US GAAP. “Finance expenses-exceptional” of £nil and £31 million in the year ended 31 December 2005 and year ended 31 December 2004, respectively, would be included in “Net interest expense” under US GAAP. “Income tax expenses-exceptional” of £34 million for the year ended 31 December 2005 would be included in “Income taxes” under US GAAP.
      (iii) Under IFRS, billings of £26 million (2004: £12 million) in respect of operating and maintenance services are classified as “other operating income”. Under US GAAP, these billings would be reported as revenue.
      (iv) Under IFRS, corporate costs of £59 million (2004: £32 million) are classified as “Other operating costs”. Under US GAAP, these costs are classified as “Sales, general and administrative expenses”.

Balance sheet
      Under IFRS, negative goodwill arising on acquisitions is recognised directly as a credit in the income statement. Under US GAAP these amounts are classified as a reduction in property, plant and equipment. At 31 December 2005, £6 million of negative goodwill was allocated to property, plant and equipment (2004: £6 million).
      Issue costs of £47 million (2004: £49 million) have been offset against the carrying amount of the debt under IFRS. Under US GAAP, the issue costs would be similarly deferred in the balance sheet but presented as another asset.

p) Recently issued accounting pronouncements (US GAAP)

SFAS No. 151 Inventory Costs
      In November 2004, the Financial Accounting Standards Board (FASB) clarified the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 is effective for fiscal years beginning after 15 June 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the results or net assets of International Power.

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

SFAS No. 153 Exchanges of Non-monetary Assets, an amendment of APB 29
      In December 2004, FASB issued this amendment, which replaces the current exception from fair value measurement for non-monetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 shall be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the results or net assets of International Power.

SFAS No. 123(R) Share-based Payment
      In December 2004, FASB issued a statement that will require compensation costs related to share-based payment transactions to be recognised in the financial statements. With limited exceptions, the amount of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognised over the period that an employee provides service in exchange for the award. SFAS No. 123(R) replaces SFAS No. 123 Accounting for Stock-based Compensation and supersedes APB 25 Accounting for Stock Issued to Employees. The effective date of SFAS No. 123(R) is accounting periods commencing on or after 15 June 2005. The standard should be applied using the modified prospective method although there are transitional arrangements for modified retrospective application if the disclosure or recognition requirements of SFAS No. 123 had previously been adopted. International Power has not yet determined the effect of the adoption of SFAS No. 123(R).

SFAS No. 154 Accounting Changes and Error Corrections
      In May 2005, FASB issued a statement that applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The four main areas of accounting that this standard applies to are as follows: a) changes in accounting principles; b) changes in accounting estimates; c) changes in reporting entities; and d) corrections of errors in previously issued financial statements. This is designed to converge with IFRS. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005.

FASB Interpretation No. 47 Accounting for Conditional Asset Retirement Obligations
      In March 2005, FASB issued this interpretation, which clarifies the term “conditional asset retirement obligation” as that term is used in SFAS No. 143 Accounting for Asset Retirement Obligations. FIN 47 also clarifies when an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation. The effective date of FIN 47 is accounting periods ending after 15 December 2005. The adoption of FIN 47 did not have a material effect on the results or net assets of International Power.

SFAS No. 155 Accounting for Certain Hybrid Financial Instruments
      An amendment of SFAS No. 133 and 140 was issued in February 2006 to amend certain aspects of SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement is effective for fiscal years beginning after 15 September 2006. The Group believes that the adoption of SFAS No. 155 will not have a significant effect on its consolidated financial statements.

SFAS No. 156 Accounting for Servicing of Financial Assets
      An amendment of SFAS No. 140 was issued in March 2006. This statement amends SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognised servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after 15 September 2006. The Group believes that the adoption of SFAS No. 156 will not have a significant effect on its consolidated financial statements.